UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

CAPITAL GOLD CORPORATION

(Name of Subject Company (Issuer))

TIMMINS GOLD ACQUISITION CORP.

A Wholly-Owned Subsidiary of

TIMMINS GOLD CORP.

(Names of Filing Persons (Offerors))

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

14018Y106

(CUSIP Number of Class of Securities)

CT Corporation System

111 Eighth Avenue, 13th Floor

New York, New York 10011

(212) 894-8700

(Name, Address and Telephone Numbers of Person Authorized

to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Bruce Bragagnolo Timmins Gold Corp. 609 Granville Street, Suite 520 Vancouver, British Columbia Canada V7Y 1G5 (604) 682-4002	Adam M. Givertz Robert M. Katz Shearman & Sterling LLP Commerce Court West 199 Bay Street, Suite 4405 Toronto, Ontario, Canada M5L 1E8 (416) 360-8484

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check	the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

The information in this prospectus/offer to exchange is not complete and may be changed. Timmins Gold Corp. may not sell these securities until the registration statement filed with the Securities and Exchange Commission becomes effective. This prospectus/offer to exchange is not an offer to sell these securities and Timmins Gold Corp. and Timmins Gold Acquisition Corp. are not soliciting an offer to buy these securities in any state or other jurisdiction where the offer or sale of these securities is not permitted.

SUBJECT TO COMPLETION, DATED FEBRUARY 10, 2011

TIMMINS GOLD CORP.

Offer by Timmins Gold Acquisition Corp.,

its Wholly-Owned Subsidiary

to

Exchange Each Outstanding Share of Common Stock

of

CAPITAL GOLD CORPORATION

for

2.27 Common Shares of Timmins Gold Corp.

THE OFFER AND THE WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON [—], 2011, UNLESS EXTENDED. SHARES TENDERED PURSUANT TO THE OFFER MAY BE WITHDRAWN AT ANY TIME PRIOR TO THE EXPIRATION OF THE OFFER.

Timmins Gold Acquisition Corp., a Delaware corporation (“Offeror”) and a wholly-owned subsidiary of Timmins Gold Corp., a British Columbia corporation (“Timmins”), is offering to exchange for each outstanding share of common stock of Capital Gold Corporation (“CGC”), par value $0.0001 per share (the “CGC Shares”), validly tendered and not properly withdrawn, 2.27 common shares, without par value, of Timmins (the “Timmins Shares” and, such Timmins Shares as are offered in exchange for each CGC Share, the “Consideration”), subject to the procedures described in this prospectus/offer to exchange and the accompanying letter of transmittal (which together, as each may be amended, supplemented or otherwise modified from time to time, constitute the “Offer”).

The purpose of the Offer is for Timmins to acquire control of, and ultimately the entire equity interest in, CGC. The Offer is the first step in Timmins’ plan to acquire all of the outstanding CGC Shares. Timmins currently intends, as soon as practicable following the consummation of the Offer, to seek to effect the merger of Offeror with and into CGC, with CGC surviving the merger (the “Proposed Merger”). CGC after the Proposed Merger is sometimes referred to as the “Surviving Corporation.” The purpose of the Proposed Merger is for Timmins to acquire all CGC Shares not acquired in the Offer. After the Proposed Merger, the Surviving Corporation will be a wholly-owned subsidiary of Timmins and the former CGC stockholders will no longer have any direct ownership interest in the Surviving Corporation. Pursuant to the Proposed Merger, at the effective time of the Proposed Merger, each CGC Share then outstanding (except for CGC Shares held in CGC’s treasury, CGC Shares owned by any direct or indirect wholly-owned subsidiary of CGC and CGC Shares owned by Timmins, Offeror or any of their direct or indirect wholly-owned subsidiaries, including CGC Shares acquired in the Offer) will be converted into the right to receive the Consideration. Holders who otherwise would be entitled to receive a fractional Timmins Share will instead receive cash in lieu of any fractional Timmins Share such holder may have otherwise been entitled to receive. See “The Offer—Fractional Shares” for a detailed description of the treatment of fractional Timmins Shares.

Timmins is seeking to negotiate a merger agreement with CGC. Subject to applicable law, Offeror reserves the right to amend the Offer in all respects upon entering into a merger agreement with CGC, or to negotiate a merger agreement with CGC not involving a tender offer or exchange offer pursuant to which Offeror would terminate the Offer and the CGC Shares would, upon consummation of such proposed merger, be converted into the consideration negotiated by Timmins, Offeror and CGC.

Offeror’s obligation to accept for exchange, and to exchange, CGC Shares for Timmins Shares in the Offer is subject to a number of conditions, which are more fully described in “The Offer—Conditions of the Offer.”

Timmins Shares are listed on the TSX Venture Exchange (“TSX-V”) under the symbol “TMM.” On February 9, 2011, the last reported sale price of a Timmins Share on the TSX-V was C$2.46 per Timmins Share, which was the equivalent of US$2.47 based on the Bank of Canada’s noon exchange rate on such date.

For a discussion of certain factors that CGC stockholders should consider in connection with the Offer, please carefully read “Risk Factors” beginning on page 30.

Neither Timmins nor Offeror has authorized any person to provide any information or to make any representation in connection with the Offer, other than the information contained or incorporated by reference in this prospectus/offer to exchange, and if any person provides any information or makes any representation of this kind, that information or representation must not be relied upon as having been authorized by Timmins or Offeror.

TIMMINS IS NOT ASKING YOU FOR A PROXY AND YOU ARE REQUESTED NOT TO SEND A PROXY TO TIMMINS. As described in this prospectus/offer to exchange, Timmins may solicit proxies through separate proxy solicitation materials. Any such proxy solicitation will be made only pursuant to separate proxy materials complying with the requirements of the rules and regulations of the Securities and Exchange Commission (“SEC”).

Neither the SEC nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus/offer to exchange. Any representation to the contrary is a criminal offense.

The date of this prospectus/offer to exchange is [—], 2011.

i

Page
Offeror	48
CGC	48
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	49
BUSINESS	68
MANAGEMENT	83
Board Compensation Committee Report on Executive Compensation	91
Executive Compensation Program	91
Base Salary	92
Short Term Incentives	92
Long Term Incentives	92
Outstanding Share-based Awards and Option-based Awards	94
Value Vested or Earned During the Year	94
Pension Plans	97
Contribution Plans	97
Deferred Compensation Plans	97
TRANSACTIONS WITH RELATED PARTIES	98
BENEFICIAL OWNERSHIP OF SECURITIES	100
BACKGROUND AND REASONS FOR THE OFFER AND THE PROPOSED MERGER	102
Background of the Offer and the Proposed Merger	102
Reasons for Offer and the Proposed Merger	114
THE OFFER	116
Consideration	116
Distribution of Offering Materials	117
Expiration of the Offer	117
Extension, Termination and Amendment	117
Exchange of CGC Shares; Timmins Shares	118
Fractional Shares	119
Procedure for Tendering	119
Guaranteed Delivery	120
Grant of Proxy	120
Fees and Commissions	121
Matters Concerning Validity and Eligibility	121
Withdrawal Rights	121
Announcement of Results of the Offer	122
Ownership of Timmins After the Offer and the Proposed Merger	122
U.S. Federal Income Tax Consequences	123
Certain Canadian Federal Income Tax Consequences	128
Purpose of the Offer; the Proposed Merger; Dissenters’ or Appraisal Rights	130
Purpose of the Offer; the Proposed Merger	130
Dissenters’ or Appraisal Rights	131
Plans for CGC	131
Effect of the Offer on the Market for CGC Shares; NYSE Amex and Toronto Stock Exchange Listings; Registration Under the Exchange Act; Margin Regulations	132
Effect of the Offer on the Market for the CGC Shares	132
NYSE Amex and Toronto Stock Exchange Listings	133
Registration Under the Exchange Act	133
Margin Regulations	133
Conditions of the Offer	134
Dividends and Distributions	135
Certain Legal Matters; Regulatory Approvals	136

THIS PROSPECTUS/OFFER TO EXCHANGE INCORPORATES BY REFERENCE IMPORTANT BUSINESS AND FINANCIAL INFORMATION ABOUT CGC AND ITS SUBSIDIARIES FROM DOCUMENTS FILED WITH THE SEC THAT HAVE NOT BEEN INCLUDED IN OR DELIVERED WITH THIS PROSPECTUS/OFFER TO EXCHANGE. THIS INFORMATION IS AVAILABLE WITHOUT CHARGE AT THE SEC’S WEBSITE AT WWW.SEC.GOV, AS WELL AS FROM OTHER SOURCES. SEE “WHERE TO OBTAIN MORE INFORMATION.”

CGC STOCKHOLDERS ALSO MAY REQUEST COPIES OF THESE PUBLICLY-FILED DOCUMENTS FROM TIMMINS, WITHOUT CHARGE, UPON WRITTEN OR ORAL REQUEST TO TIMMINS’ INFORMATION AGENT AT ITS ADDRESS OR TELEPHONE NUMBER SET FORTH ON THE BACK COVER OF THIS PROSPECTUS/OFFER TO EXCHANGE. IN ORDER TO RECEIVE TIMELY DELIVERY OF THE DOCUMENTS, CGC STOCKHOLDERS MUST MAKE SUCH REQUEST NO LATER THAN [—], 2011, OR FIVE BUSINESS DAYS BEFORE THE EXPIRATION DATE OF THE OFFER, WHICHEVER IS LATER.

THIS PROSPECTUS/OFFER TO EXCHANGE DOES NOT CONSTITUTE A SOLICITATION OF PROXIES FOR ANY MEETING OF STOCKHOLDERS OF CGC. WE ARE NOT ASKING YOU FOR A PROXY AND YOU ARE REQUESTED NOT TO SEND US A PROXY. ANY SOLICITATION OF PROXIES THAT TIMMINS OR CGC MIGHT MAKE WILL BE MADE ONLY PURSUANT TO SEPARATE PROXY SOLICITATION MATERIALS COMPLYING WITH THE REQUIREMENTS OF SECTION 14(A) OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED (THE “EXCHANGE ACT”).

INFORMATION CONCERNING CGC

All the information concerning CGC, its subsidiaries, business operations, financial condition, management and affiliates contained or incorporated by reference in this prospectus/offer to exchange has been taken from or is based upon publicly available documents and records filed with the SEC and other public sources, and Timmins was not involved in the preparation of such information. This information may be examined and copies may be obtained at the places and in the manner set forth in the section entitled “Where to Obtain More Information.” Timmins is not affiliated with CGC and CGC has not permitted Timmins to have access to its books and records. Therefore, with the exception of a site visit to CGC’s El Chanate mine by Timmins’ representatives in August 2010, non-public information concerning CGC was not available to Timmins for the purpose of preparing this prospectus/offer to exchange. While Timmins has no means of verifying the accuracy or completeness of any of the information contained or incorporated by reference in this prospectus/offer to exchange that is derived from publicly available documents or records or whether there has been any failure by CGC to disclose events that may have occurred or may affect the significance or accuracy of any information, Timmins has no knowledge that would indicate that any statements contained or incorporated by reference in this prospectus/offer to exchange concerning CGC are untrue or incomplete. See “Risk Factors—Timmins has conducted a review of CGC’s publicly available information, but was not granted access to CGC’s non-public information. Therefore, if Timmins acquires CGC, Timmins may be subject to unknown liabilities of CGC which may have a material adverse effect on Timmins’ profitability, financial condition and results of operations.”

This prospectus/offer to exchange incorporates by reference financial statements of CGC and Nayarit Gold Inc. (“Nayarit Gold”), which was acquired by CGC on August 2, 2010.

Pursuant to Rule 409 under the Securities Act and Rule 12b-21 under the Exchange Act, Timmins is requesting that CGC provide Timmins with information required for complete disclosure regarding the businesses, operations, financial condition and management of CGC. Timmins and Offeror will amend or supplement this prospectus/offer to exchange to provide any and all information Timmins receives from CGC, if Timmins receives the information before the Offer expires and Timmins considers it to be material, reliable and appropriate.

Although audit reports were issued with respect to each of CGC and Nayarit Gold’s financial statements and are included in CGC’s filings with the SEC, CGC and Nayarit Gold’s respective auditors have not permitted use of their reports in Timmins’ registration statement of which this prospectus/offer to exchange forms a part. Pursuant to Rule 439 under the Securities Act, Timmins and Offeror require the consent of each of CGC and Nayarit Gold’s independent auditors to incorporate their audit reports into this prospectus/offer to exchange by reference. Timmins is requesting and has, as of the date hereof, not received such consents from CGC or Nayarit Gold’s independent auditors. If Timmins receives such consents, Timmins and Offeror will promptly file them as exhibits to Timmins’ registration statement of which this prospectus/offer to exchange forms a part.

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

The historical consolidated financial data of Timmins contained in this prospectus/offer to exchange are reported in Canadian dollars and have been prepared in accordance with accounting principles generally accepted in Canada, or Canadian GAAP. Canadian GAAP differs in certain material respects from United States generally accepted accounting principles, or U.S. GAAP, and so this financial data may not be comparable to the financial data of U.S. companies. For a discussion of the differences between Canadian GAAP and U.S. GAAP as they relate to Timmins, see note 16 to Timmins’ audited consolidated financial statements, which are included elsewhere in this prospectus/offer to exchange.

The consolidated financial data of CGC incorporated by reference in this prospectus/offer to exchange are reported in U.S. dollars and have been prepared in accordance with U.S. GAAP. The consolidated financial data of Nayarit Gold incorporated by reference in this prospectus/offer to exchange are reported in Canadian dollars and have been prepared in accordance with Canadian GAAP.

Unless otherwise stated or the context otherwise requires, all references in this prospectus/offer to exchange to “C$” are to Canadian dollars and all references to “dollars,” “$,” and “US$” are to United States dollars.

NON-GAAP FINANCIAL MEASURES

Timmins has reported total cash costs per gold ounce, which is a common performance measure in the gold mining industry but does not have any standardized meaning, and is a non-GAAP measure. Timmins follows the recommendations of the Gold Institute standard. Timmins believes that, in addition to conventional measures, prepared in accordance with GAAP, certain investors use this information to evaluate Timmins’ performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

EXCHANGE RATE DATA

The following tables set forth certain exchange rates as reported by the Bank of Canada. On February 9, 2011 the inverse of the noon buying rate was C$1.00 equals US$1.0053.

	Years Ended March 31,										Quarter Ended June 30,		Quarter Ended September 30,
	2006		2007		2008		2009		2010		2010		2010
Average(1)	US$	0.8417	US$	0.8813	US$	0.9769	US$	0.8895	US$	0.9237	US$	0.9624	US$	0.9624

(1)	The average of the exchange rates on the last day of each month during the year or quarter indicated.

	Month
	August 2010		September 2010		October 2010		November 2010		December 2010		January 2011
High	US$	0.9844	US$	0.9783	US$	0.9970	US$	0.9987	US$	1.0054	US$	1.0140
Low	US$	0.9397	US$	0.9506	US$	0.9690	US$	0.9743	US$	0.9825	US$	0.9978

CAUTIONARY NOTE REGARDING MINERAL RESERVE ESTIMATES

Timmins is subject to the reporting requirements of the applicable Canadian securities laws, and as a result we report our mineral reserves according to Canadian standards. Canadian reporting requirements for disclosure of mineral properties are governed by National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”). The definitions of NI 43-101 are adopted from those given by the Canadian Institute of Mining, Metallurgy and Petroleum. U.S. reporting requirements are governed by the SEC Industry Guide 7 (“Guide 7”). This prospectus/offer to exchange includes reserves reported in accordance with Guide 7 and also includes reserves and resources reported in accordance with NI 43-101. These reporting standards have similar goals in terms of conveying an appropriate level of confidence in the disclosures being reported, but embody different approaches and definitions. For example, under Industry Guide 7, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. In particular, we report “resources” in accordance with NI 43-101. While the terms “Mineral Resource,” “Measured Mineral Resource,” “Indicated Mineral Resource” and “Inferred Mineral Resource” are recognized and required by Canadian regulations, they are not defined terms under standards of the SEC and, generally, U.S. companies are not permitted to report resources in documents filed with the SEC. As such, certain information contained in this report concerning descriptions of mineralization and resources under Canadian standards is not comparable to similar information made public by United States companies subject to the reporting and disclosure requirements of the SEC. In addition, an “Inferred Mineral Resource” has a great amount of uncertainty as to its existence and as to its economic and legal feasibility, and you cannot assume that all or any part of an “Inferred Mineral Resource” will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. Readers are cautioned not to assume that all or any part of Measured or Indicated Resources will ever be converted into Mineral Reserves. Readers are also cautioned not to assume that all or any part of an “Inferred Mineral Resource” exists, or is economically or legally mineable. In addition, the definitions of “Proven Mineral Reserves” and “Probable Mineral Reserves” under CIM standards differ in certain respects from the standards of the SEC.

QUESTIONS AND ANSWERS ABOUT THE EXCHANGE OFFER

Below are some of the questions that you as a holder of shares of common stock of Capital Gold Corporation, par value $0.0001 per share (the “CGC Shares”), may have regarding the Offer and answers to those questions. You are urged to read carefully the remainder of this prospectus/offer to exchange and the accompanying letter of transmittal and the other documents to which we have referred because the information contained in this section and in the “Summary” is not complete. Additional important information is contained in the remainder of this prospectus/offer to exchange and the accompanying letter of transmittal. See “Where To Obtain More Information.”

As used in this prospectus/offer to exchange, unless otherwise indicated or the context requires, “Timmins,” “we,” “our” or “us” refers to Timmins and its consolidated subsidiaries, including Offeror, “Offeror” refers to Timmins Gold Acquisition Corp. alone and “CGC” refers to Capital Gold Corporation and its consolidated subsidiaries.

Who is offering to buy my CGC Shares?

The Offer is made by Timmins Gold Corp., a British Columbia corporation, through Offeror, Timmins’ wholly-owned subsidiary Timmins Gold Acquisition Corp., a Delaware corporation which was organized for the purpose of effecting the Offer.

Timmins is a resource company engaged in the acquisition, exploration and development and operation of gold properties in Mexico. Timmins was founded in 2005 and it commenced commercial production on April 1, 2010 at the San Francisco Mine in Sonora, Mexico, which we refer to as the San Francisco Mine.

What are the classes and amounts of CGC securities that Timmins is offering to acquire in the Offer?

Timmins is seeking to acquire all issued and outstanding CGC Shares. The Offer is also being made with respect to CGC Shares that may become outstanding after [—], 2011, but prior to the expiration of the Offer, upon the exercise of any stock options, warrants or other derivative securities that are exercisable for or converted into CGC Shares.

What will I receive for my CGC Shares?

Timmins is offering to exchange for each issued and outstanding CGC Share, validly tendered pursuant to the Offer and not properly withdrawn, 2.27 common shares, without par value, of Timmins (the “Timmins Shares” and, such Timmins Shares as are offered in exchange for each CGC Share, the “Consideration”). Holders who otherwise would be entitled to receive a fractional Timmins Share will instead receive cash in lieu of any fractional Timmins Share such holder may have otherwise been entitled to receive. See “The Offer—Fractional Shares” for a detailed description of the treatment of fractional Timmins Shares.

Solely for purposes of illustration, the following table indicates the value of the Consideration based on different assumed prices for Timmins Shares:

Assumed Timmins Share Price	Market Value of Consideration (Per CGC Share Exchanged)
$1.60	$3.632
$1.80	$4.086
$2.00	$4.540
$2.20	$4.994
$2.40	$5.448
$2.60	$5.902
$2.80	$6.356

The prices of Timmins Shares used in the above table are for purposes of illustration only. The value of the Consideration will change as the price of Timmins Shares fluctuates during the Offer period and thereafter, and may therefore be higher or lower than the prices set forth in the examples above at the expiration of the Offer and at the time you receive the Timmins Shares. CGC’s stockholders are encouraged to obtain current market quotations for the Timmins Shares and the CGC Shares prior to making any decision with respect to the Offer.

On [—], 2011, the last trading day immediately preceding the date of this Offer, the closing price of a Timmins Share on the TSX-V was $[—], based on the Bank of Canada’s noon exchange rate on such date, and the closing price of a CGC Share on the NYSE Amex was $[—]. Consequently, the implied value of the Consideration per CGC Share was $[—].

We intend to apply to list our common shares on the NYSE Amex under the symbol “[—]”, and it is a condition to the consummation of this Offer that our common shares, including the shares issued in connection with this Offer, will be listed on the NYSE Amex upon the consummation of this Offer.

CGC stockholders should obtain current market quotations for the Timmins Shares and the CGC Shares before deciding whether to tender pursuant to the Offer. Please also see the section of this prospectus/offer to exchange entitled “Risk Factors.”

Will I have to pay any fee or commission to exchange CGC Shares?

If you are the record owner of your CGC Shares and you tender your CGC Shares in the Offer, you will not have to pay any brokerage fees, commissions or similar expenses. If you own your CGC Shares through a broker, dealer, commercial bank, trust company or other nominee and your broker, dealer, commercial bank, trust company or other nominee tenders your CGC Shares on your behalf, your broker or such other nominee may charge a fee for doing so. You should consult your broker, dealer, commercial bank, trust company or other nominee to determine whether any charges will apply.

Why is Offeror making the Offer?

The purpose of the Offer is for Timmins to acquire control of, and ultimately the entire equity interest in, CGC. The Offer is the first step in Timmins’ plan to acquire all of the outstanding CGC Shares. Timmins currently intends, as soon as practicable following the consummation of the Offer, to seek to effect the merger of Offeror with and into CGC, with CGC surviving the merger (the “Proposed Merger”). CGC after the Proposed Merger is sometimes referred to as the “Surviving Corporation.” The purpose of the Proposed Merger is for Timmins to acquire all CGC Shares not acquired in the Offer. After the Proposed Merger, the Surviving Corporation will be a wholly-owned subsidiary of Timmins and the former CGC stockholders will no longer have any direct ownership interest in the Surviving Corporation. Pursuant to the Proposed Merger, at the effective time of the Proposed Merger, each CGC Share then outstanding (except for CGC Shares held in CGC’s treasury, CGC Shares owned by any direct or indirect wholly-owned subsidiary of CGC and CGC Shares owned by Timmins, Offeror or any of their direct or indirect wholly-owned subsidiaries, including CGC Shares acquired in the Offer) will be converted into the right to receive the Consideration. Holders who otherwise would be entitled to receive a fractional Timmins Share will instead receive cash in lieu of any fractional Timmins Share such holder may have otherwise been entitled to receive. See “The Offer—Fractional Shares” for a detailed description of the treatment of fractional Timmins Shares.

Timmins is seeking to negotiate a merger agreement with CGC. Subject to applicable law, Offeror reserves the right to amend the Offer in all respects upon entering into a merger agreement with CGC, or to negotiate a merger agreement with CGC not involving a tender offer or exchange offer pursuant to which Offeror would terminate the Offer and the CGC Shares would, upon consummation of such proposed merger, be converted into the consideration negotiated by Timmins, Offeror and CGC.

Why is Offeror making the Offer now?

Timmins and CGC had discussions regarding a combination in August and September of 2010, and Timmins continued to seek to engage with CGC’s board of directors to negotiate a friendly merger of Timmins and CGC. Despite repeated attempts and proposals, CGC rejected our proposals. Then, on October 1, 2010, CGC entered into an agreement and plan of merger (as amended on October 29, 2010, the “Gammon Agreement”) with Gammon Gold Inc. (“Gammon”), pursuant to which CGC would become a wholly-owned subsidiary of Gammon. Timmins subsequently attempted to engage with CGC in October and December 2010 but was rejected by CGC each time. In January 2011, CGC invited Timmins to discuss a potential transaction and requested that Timmins provide due diligence materials to CGC. Timmins provided the due diligence materials, but CGC again rejected Timmins’ proposal and publicly announced that it had discontinued negotiations with Timmins. It has therefore become imperative to act now to ensure that CGC stockholders have an opportunity to consider Timmins’ proposal prior to CGC consummating the proposed merger with Gammon. See “Background and Reasons for the Offer and Proposed Merger—Background of the Offer and Proposed Merger.”

What are the conditions of the Offer?

The Offer is conditioned upon the following:

•

there shall have been validly tendered and not withdrawn prior to the expiration of the Offer, as it may be extended from time to time, that number of CGC Shares which, when added to CGC Shares owned by Timmins or Offeror, if any, represents a majority of the total number of outstanding CGC Shares on a fully diluted basis (assuming the conversion or exercise of all stock options, other derivative securities or other rights to acquire CGC Shares regardless of the conversion or exercise price, the vesting schedule or other terms and conditions thereof) at the time of the expiration of the Offer (the “Minimum Condition”);

•

CGC shall have entered into a definitive merger agreement with Timmins with respect to the Proposed Merger, which terms and conditions will be reasonably satisfactory to Timmins and shall provide, among other things, that: (i) the board of directors of CGC has approved the Offer and the Proposed Merger and (ii) the board of directors of CGC has removed any legal or contractual impediment to the consummation of the Offer and the Proposed Merger (the “Approval Condition”);

•

Timmins shall have completed, to its reasonable satisfaction, customary confirmatory due diligence with respect to CGC’s business, assets and liabilities and shall have concluded, in its reasonable judgment, that there are no material adverse facts or developments concerning or affecting CGC’s business, assets and liabilities that have not been publicly disclosed prior to the commencement of the Offer (the “Due Diligence Condition”);

•	the Gammon Agreement shall have been terminated, and any “break-fee” owing as a result of such termination shall have been paid in full (the “Termination Condition”);

•

Timmins shall have concluded, in its reasonable judgment, that the restrictions on “Business Combinations” with an “Interested Stockholder” set forth in Section 203 of the Delaware General Corporation Law (the “DGCL”) are inapplicable to the Offer and the Proposed Merger or any other business combination involving Timmins or any of its subsidiaries and CGC (the “Section 203 Condition”);

•

there shall not have been any “material adverse change” to CGC at any time on or after July 31, 2010 and prior to the expiration of the Offer (see “The Offer—Conditions of the Offer” for a definition of “material adverse change”);

•

there shall be no pending private, regulatory or governmental inquiry, action, suit, proceeding, litigation, claim, arbitration or investigation against CGC or any of its affiliates, or any of their respective properties or assets, or any officer, director, partner, member or manager, in his or her capacity as such, of CGC or any of their affiliates, with respect to the Offer or the consummation of the Proposed Merger or the transactions contemplated thereby which could reasonably be expected to result in a material adverse change;

•

each of CGC and its subsidiaries shall have carried on their respective businesses in the ordinary course consistent with past practice at any time on or after the date of this prospectus/offer to exchange and prior to the expiration of the Offer;

•

any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) and Mexican Law, shall have expired or been terminated, and any other requisite clearances and/or approvals under any other federal, state or foreign antitrust, competition or other regulatory law shall have been obtained;

•	the shareholders of Timmins shall have approved the issuance of Timmins Shares pursuant to the Offer and the Proposed Merger;

•

the registration statement of which this prospectus/offer to exchange is a part shall have become effective under the Securities Act of 1933, as amended (the “Securities Act”), and no stop order or proceeding seeking a stop order shall have been issued and no other proceeding shall have been instituted or threatened by the SEC; and

•	the Timmins Shares to be issued pursuant to the Offer shall have been approved for listing on the TSX-V and the NYSE Amex, subject to official notice of issuance.

CGC’s board of directors has the ability to satisfy certain of the principal conditions of the Offer, including the Section 203 Condition, the Approval Condition, the Termination Condition and the Due Diligence Condition. Timmins and Offeror believe that CGC’s board of directors should take all necessary actions to facilitate the satisfaction of such conditions and the consummation of the Offer and the Proposed Merger and hereby request that they do so. Although Timmins believes that, under the circumstances of the Offer and the Proposed Merger, CGC’s board of directors should do so, CGC’s board of directors may not act to satisfy these conditions. If CGC does not act to facilitate these conditions Timmins will not be able to consummate the Offer and the Proposed Merger.

Is Timmins’ financial condition relevant to my decision to tender CGC Shares in the Offer?

Yes. Timmins’ financial condition is relevant to your decision to tender your CGC Shares because the Consideration you will receive if your CGC Shares are exchanged in the Offer consists of Timmins Shares. You should therefore consider Timmins’ financial condition as you will become one of Timmins’ shareholders by accepting the Offer. You also should consider the likely effect that Timmins’ acquisition of CGC would have on Timmins’ financial condition. This prospectus/offer to exchange contains financial information regarding Timmins, as well as pro forma financial information for the proposed combination of Timmins and CGC, all of which we encourage you to review.

What percentage of Timmins Shares will former holders of the CGC Shares own after the Offer and the Proposed Merger?

Timmins estimates that, if all of CGC’s stock options and warrants are exercised, former CGC stockholders would own, in the aggregate, approximately 51.8% of Timmins Shares outstanding after the consummation of the Proposed Merger. For a detailed discussion of the assumptions on which this estimate is based, see “The Offer—Ownership of Timmins After the Offer and the Proposed Merger.”

When does the Offer expire? Can the Offer be extended and, if so, under what circumstances?

The Offer is scheduled to expire at 12:00 midnight, New York City time, on [—], 2011, which is the Initial Expiration Date, unless further extended by Offeror. CGC Shares tendered pursuant to the Offer may be withdrawn at any time prior to the expiration of the Offer. Any extension, delay, termination, waiver or amendment of the Offer will be followed as promptly as practicable by a public announcement thereof to be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. During any such extension, all CGC Shares previously tendered and not properly withdrawn will remain subject to the Offer, subject to the rights of a tendering stockholder to withdraw such stockholder’s CGC Shares. “Expiration Date” means the Initial Expiration Date, unless and until Offeror has extended the Offer, subject to applicable laws, in which case the term “Expiration Date” means the latest time and date at which the Offer, as so extended by Offeror, will expire.

How long will it take to complete the Offer and the Proposed Merger?

Timmins hopes to complete the Offer promptly after its expiration at 12:00 midnight, New York City time, on [—], 2011. However, Timmins may extend the Offer if the conditions to the Offer have not been satisfied as of the Initial Expiration Date or if Timmins is required to extend the Offer pursuant to the SEC’s tender offer rules. Timmins intends to complete the Proposed Merger as soon as practicable after the successful completion of the Offer, unless a court or other circumstances prevents Timmins from doing so. If following the consummation of the Offer Timmins owns 90% or more of the CGC Shares, subject to receipt of any required regulatory approvals, Timmins will consummate a short-form merger without a vote of, or prior notice to, CGC stockholders in accordance with Section 253 of the DGCL. If Timmins does not own 90% or more of the outstanding CGC Shares following consummation of this Offer, Timmins, as CGC’s majority stockholder, intends to approve the Proposed Merger in accordance with Section 251 of the DGCL. When the Proposed Merger takes place, all remaining stockholders (other than stockholders properly exercising their appraisal rights) will receive the same Consideration as was paid in the Offer, less any applicable withholding of taxes.

Will CGC’s board of directors make a recommendation concerning the Offer?

We do not know whether CGC’s board of directors will make a recommendation. Under SEC rules, CGC’s board of directors will be required to make a recommendation or state that it is neutral or is unable to take a position with respect to the Offer, and file with the SEC a solicitation/recommendation statement on Schedule 14D–9 describing its position, if any, and related matters, no later than ten business days from the date Timmins files this prospectus/offer to exchange. CGC is also required to send to you a copy of its Schedule 14D–9 which you should review carefully upon receipt.

Has Timmins negotiated, or sought the approval of, the terms of the Offer or the Proposed Merger with CGC?

On September 1, 2010, Timmins made a non-binding proposal to the board of directors of CGC to acquire CGC. On September 3, 2010, Timmins revised its proposal by increasing the consideration from 2.02 to 2.27 Timmins Shares for each CGC Share (the “Revised Proposal”). Thereafter, Timmins tried to contact CGC on several occasions in order to discuss a potential acquisition of CGC by Timmins. On September 27, 2010, Timmins publicly announced that it had made the Revised Proposal. On October 1, 2010, CGC announced that its board of directors entered into the Gammon Agreement. Timmins continued to seek to negotiate a friendly merger with CGC, and sent a letter to CGC’s board of directors on October 12, 2010, stating that Timmins wished to acquire all CGC Shares in exchange for 2.27 Timmins Shares. Timmins also indicated that it was willing to enter into a merger agreement with CGC on significantly more favorable terms to CGC than contained in the Gammon Agreement. On October 14, 2010, CGC rejected our proposal, stating that it was not a superior proposal. After allowing CGC’s board of directors time to reflect on the Revised Proposal, we reaffirmed our commitment to the Revised Proposal in a letter to CGC’s board of directors on December 2, 2010. In addition to our offer of 2.27 Timmins Shares for each CGC Share, we also offered to reduce the termination fee to 1% of the equity value of the transaction compared to approximately 3.6% in the Gammon Agreement, eliminate the five-day matching rights, eliminate the $2 million unilateral termination right afforded Gammon and to delete a number of other closing conditions that affect the certainty of closing the Gammon transaction. However, CGC again rejected our request to consider a friendly merger with Timmins. In January 2011, CGC invited Timmins to discuss a potential transaction and requested that Timmins provide due diligence materials to CGC. Timmins provided the due diligence materials, but on February 1, 2011, CGC again rejected Timmins’ proposal and publicly announced that it had discontinued negotiations with Timmins. Subject to applicable law, Offeror reserves the right to amend the Offer in all respects upon entering into a merger agreement with CGC, or to negotiate a merger agreement with CGC not involving a tender offer or exchange offer pursuant to which Offeror would terminate the Offer and the CGC Shares would, upon consummation of such Proposed Merger, be converted into the consideration negotiated by Timmins, Offeror and CGC. See “Background and Reasons for the Offer and Proposed Merger—Background of the Offer and Proposed Merger.”

How do I tender my CGC Shares?

To tender CGC Shares into the Offer, you must deliver the certificates representing your CGC Shares, together with a completed letter of transmittal and any other documents required by the accompanying letter of transmittal, to Computershare Investor Services Inc., the exchange agent for the Offer, not later than the time the Offer expires. The letter of transmittal (and its instructions) is enclosed with this prospectus/offer to exchange. If your CGC Shares are held in street name (i.e., through a broker, dealer, commercial bank, trust company or other nominee), your CGC Shares can be tendered by your nominee by book-entry transfer through The Depository Trust Company.

For a complete discussion of the procedures for tendering your CGC Shares, please see the section of this prospectus/offer to exchange entitled “The Offer—Procedure for Tendering.”

Until what time can I withdraw tendered CGC Shares?

You may withdraw previously tendered CGC Shares at any time prior to the expiration of the Offer. For a complete discussion of the procedures for withdrawing your CGC Shares, please see the section of this prospectus/offer to exchange entitled “The Offer—Withdrawal Rights.”

How do I withdraw previously tendered CGC Shares?

To withdraw previously tendered CGC Shares, you must deliver a written or facsimile notice of withdrawal with the required information to the exchange agent while you still have the right to withdraw. If you tendered CGC Shares by giving instructions to a broker, dealer, commercial bank, trust company or other nominee, you must instruct the broker, dealer, commercial bank, trust company or other nominee to arrange for the withdrawal of your CGC Shares. For a complete discussion on the procedures for withdrawing your CGC Shares, including the applicable deadlines for effecting withdrawals, please see the section of this prospectus/offer to exchange entitled “The Offer—Withdrawal Rights.”

When and how will I receive the Consideration in exchange for my tendered CGC Shares?

Offeror will exchange all validly tendered and not properly withdrawn CGC Shares promptly after the Expiration Date, subject to the terms of the Offer and the satisfaction or waiver of the conditions to the Offer, as set forth in the section of this prospectus/offer to exchange entitled “The Offer—Conditions of the Offer.” Offeror will deliver the Consideration for your validly tendered and not properly withdrawn CGC Shares by depositing the Timmins Shares therefore with the exchange agent, which will act as your agent for the purpose of receiving the Consideration from Offeror and transmitting such Consideration to you. In all cases, an exchange of tendered CGC Shares will be made only after timely receipt by the exchange agent of certificates for such CGC Shares (or a confirmation of a book-entry transfer of such CGC Shares as described in the section of this prospectus/offer to exchange entitled “The Offer—Procedure for Tendering”), a properly completed and duly executed letter of transmittal and any other required documents for such CGC Shares.

Will I receive any fractional Timmins Shares in the Offer?

No. Fractional Timmins Shares will not be distributed in the Offer. Instead, CGC stockholders entitled to receive fractional Timmins Shares will receive cash in lieu of a fractional Timmins Share. The exchange agent, acting as agent for CGC stockholders otherwise entitled to receive a fractional Timmins Share, will aggregate all fractional Timmins Shares that would otherwise have been required to be distributed and cause them to be sold in the open market for the accounts of such stockholders. The stockholders will receive the proceeds, if any, less any brokerage commissions or other fees, from the sale of these fractional Timmins Shares in accordance with their fractional interest in the aggregate number of Timmins Shares sold.

Why does the cover page to this prospectus/offer to exchange state that the information in this prospectus/offer to exchange may be changed and that the registration statement filed with the SEC is not yet effective? Does this mean that the Offer may not commence?

No. Completion of this preliminary prospectus/offer to exchange and effectiveness of the registration statement of which this prospectus/offer to exchange is a part are not necessary for the Offer to commence. Following the commencement of the Offer, the information in this prospectus/offer to exchange may be changed. Timmins cannot accept for exchange any CGC Shares tendered in the Offer or exchange any CGC Shares until the registration statement of which this prospectus/offer to exchange is a part is declared effective by the SEC and the other conditions to the Offer have been satisfied or waived. The Offer will commence when we first mail this prospectus/offer to exchange and the related letter of transmittal to CGC stockholders.

What will I receive in the Proposed Merger if I do not tender my CGC Shares?

In the Proposed Merger, each CGC Share outstanding at the effective time will be converted into the right to receive the Consideration, which is 2.27 Timmins Shares for each CGC Share, and cash in lieu of fractional shares.

Are dissenters’ or appraisal rights available in either the Offer or the Proposed Merger?

No dissenters’ or appraisal rights are available in connection with the Offer. However, if the Proposed Merger is effected as a short-form merger under the DGCL, CGC stockholders who do not tender their CGC Shares in the Offer and who properly seek appraisal rights for their CGC Shares in accordance with Section 262 of the DGCL would have appraisal rights if the Proposed Merger takes place. The value you will receive if you perfect appraisal rights could be more or less than, or the same as, the price per CGC Share to be paid in the Offer and the Proposed Merger. See “The Offer—Purpose of the Offer; the Proposed Merger; Dissenters’ or Appraisal Rights.”

Do shareholders of Timmins need to vote to approve the Offer or the Proposed Merger?

Yes. The TSX-V rules require Timmins to obtain the approval of its shareholders for the Offer and the Proposed Merger, and Timmins intends to seek such approval as promptly as practicable.

How will U.S. taxpayers be taxed?

The exchange of CGC Shares for Timmins Shares pursuant to the Offer and any related transactions to acquire CGC Shares, including the Proposed Merger (collectively, the “Integrated Acquisition Transactions”), should qualify as a tax-deferred reorganization under the provisions of Section 368(a) of the U.S. Internal Revenue Code of 1986, as amended (the “Code”). However, because the exchange of CGC Shares for Timmins Shares will represent an exchange of stock of a U.S. corporation for the stock of a non-U.S. corporation, the additional requirements of Section 367 of the Code and the U.S. Treasury Regulations thereunder would need to be met in order for U.S. Holders (as defined under “U.S. Federal Income Tax Consequences”) of CGC Shares to avoid fully recognizing gain pursuant to the Integrated Acquisition Transactions. As more fully discussed under “U.S. Federal Income Tax Consequences,” it is unclear whether Timmins would satisfy certain technical requirements under Section 367, and, accordingly, except as specifically noted, the U.S. federal income tax discussion in this document assumes that the Integrated Acquisition Transactions will qualify as a reorganization for U.S. federal income tax purposes, but that the additional requirements of Section 367 will not be met. In such case, a U.S. Holder will recognize gain (but not loss) equal to the difference between (i) the sum of the fair market value, as of the date of the exchange, of the Timmins Shares received in exchange for CGC Shares and any cash received in lieu of fractional Timmins Shares and (ii) the U.S. Holder’s adjusted tax basis in the CGC Shares exchanged. Such gain will be long-term capital gain if the U.S. Holder’s holding period with respect to its CGC Shares is more than one year as of the date of the exchange. You should review the more detailed information under “The Offer—U.S. Federal Income Tax Consequences” and “The Offer—Certain Canadian Federal Income Tax Consequences.”

Where can I find more information about Timmins and CGC?

You can find more information about Timmins and CGC by reading this prospectus/offer to exchange and from various sources described in the section of this prospectus/offer to exchange entitled “Where To Obtain More Information.”

Whom can I contact if I have questions about the Offer?

You should contact Timmins’ information agent at the following address and telephone numbers with any questions about the Offer or the Proposed Merger, or to request additional copies of this prospectus/offer to exchange or other documents:

The information agent for the Offer is:

Innisfree M&A Incorporated

501 Madison Avenue, 20th Floor

New York, NY 10022

Shareholders May Call Toll-Free: 877-800-5182

Banks & Brokers May Call Collect: 212-750-5833

SUMMARY

This section summarizes material information presented in greater detail elsewhere in this prospectus/offer to exchange. However, this summary does not contain all of the information that may be important to CGC stockholders. You are urged to read carefully the remainder of this prospectus/offer to exchange and the accompanying letter of transmittal and the other documents to which we have referred because the information in this section is not complete. See “Where To Obtain More Information.”

The Offer (see page 116)

Under the terms of the Offer, each CGC stockholder will receive, for each outstanding share of CGC common stock, par value $0.0001 per share (the “CGC Shares”), validly tendered and not withdrawn in the Offer, 2.27 common shares, without par value, of Timmins (the “Timmins Shares” and, such Timmins Shares as are offered in exchange for each CGC Share, the “Consideration”).

The value of the Consideration will fluctuate prior to the Expiration Date as the market price of Timmins Shares changes.

Consideration to be received by holders of the CGC Shares

Solely for purposes of illustration, the following table indicates the value of the Consideration based on different assumed prices for Timmins Shares:

Assumed Timmins Share Price	Market Value of Consideration (Per CGC Share Exchanged)
$1.60	$3.632
$1.80	$4.086
$2.00	$4.540
$2.20	$4.994
$2.40	$5.448
$2.60	$5.902
$2.80	$6.356

The prices of Timmins Shares used in the above table are for purposes of illustration only. The value of the Consideration will change as the price of Timmins Shares fluctuates during the Offer period and thereafter, and may therefore be higher or lower than the prices set forth in the examples above at the expiration of the Offer and at the time you receive the Timmins Shares. CGC’s stockholders are encouraged to obtain current market quotations for the Timmins Shares and the CGC Shares prior to making any decision with respect to the Offer.

On [—], 2011, the last trading day immediately preceding the date of this Offer, the closing price of a Timmins Share on the TSX-V was $[—], based on the Bank of Canada’s noon exchange rate on such date, and the closing price of a CGC Share on the NYSE Amex was $[—]. Consequently, the implied value of the Consideration per CGC Share was $[—].

We intend to apply to list our common shares on the NYSE Amex under the symbol “[—]”, and it is a condition to the consummation of this Offer that our common shares, including the shares issued in connection with this Offer, will be listed on the NYSE Amex upon the consummation of this Offer.

CGC stockholders should obtain current market quotations for the Timmins Shares and the CGC Shares before deciding whether to tender pursuant to the Offer. Please also see the section of this prospectus/offer to exchange entitled “Risk Factors.”

Purpose of the Offer; the Proposed Merger (see page 130)

The purpose of the Offer is for Timmins to acquire control of, and ultimately the entire equity interest in, CGC. The Offer is the first step in Timmins’ plan to acquire all of the outstanding CGC Shares. Timmins currently intends, as soon as practicable following the consummation of the Offer, to seek to effect the merger of Offeror with and into CGC, with CGC surviving the merger (the “Proposed Merger”). CGC after the Proposed Merger is sometimes referred to as the “Surviving Corporation.” The purpose of the Proposed Merger is for Timmins to acquire all CGC Shares not acquired in the Offer. After the Proposed Merger, the Surviving Corporation will be a wholly-owned subsidiary of Timmins and the former CGC stockholders will no longer have any direct ownership interest in the Surviving Corporation. Pursuant to the Proposed Merger, at the effective time of the Proposed Merger, each CGC Share then outstanding (except for CGC Shares held in CGC’s treasury, CGC Shares owned by any direct or indirect wholly-owned subsidiary of CGC and CGC Shares owned by Timmins, Offeror or any of their direct or indirect wholly-owned subsidiaries, including CGC Shares acquired in the Offer) will be converted into the right to receive the Consideration. Holders who otherwise would be entitled to receive a fractional Timmins Share will instead receive cash in lieu of any fractional Timmins Share such holder may have otherwise been entitled to receive. See “The Offer—Fractional Shares” for a detailed description of the treatment of fractional Timmins Shares.

Timmins is seeking to negotiate a merger agreement with CGC. Subject to applicable law, Offeror reserves the right to amend the Offer in all respects upon entering into a merger agreement with CGC, or to negotiate a merger agreement with CGC not involving a tender offer or exchange offer pursuant to which Offeror would terminate the Offer and the CGC Shares would, upon consummation of such proposed merger, be converted into the consideration negotiated by Timmins, Offeror and CGC.

The Companies (see page 48)

Timmins

Timmins Gold Corp.

609 Granville Street, Suite 520

Vancouver, British Columbia

Canada V7Y 1G5

(604) 682-4002

Timmins, a British Columbia corporation, is a resource company engaged in the acquisition, exploration and development and operation of gold properties in Mexico. Timmins was founded in 2005 and it commenced commercial production on April 1, 2010 at the San Francisco Mine in Sonora, Mexico.

Timmins Gold Acquisition Corp.

c/o Timmins Gold Corp.

609 Granville Street, Suite 520

Vancouver, British Columbia

Canada V7Y 1G5

(604) 682-4002

Offeror, a Delaware corporation, is a wholly-owned subsidiary of Timmins. Offeror is newly formed, and was organized for the purpose of making the Offer and consummating the Proposed Merger. Offeror has engaged in no business activities to date and it has no material assets or liabilities of any kind, other than those incidental to its formation and those incurred in connection with the Offer and the Proposed Merger.

CGC

Capital Gold Corporation

76 Beaver Street, 14th Floor

New York, NY 10005

(212) 344-2785

CGC is engaged in the mining, exploration and development of gold properties in Mexico. CGC’s primary focus is on the operation and development of the El Chanate project, and CGC also conducts gold exploration in other locations in Sonora, Mexico.

Reasons for the Offer and the Proposed Merger (see page 114)

Timmins believes that a combination of Timmins and CGC would create significant value for both CGC stockholders and Timmins shareholders. The issuance of Timmins Shares to a CGC stockholder will allow that stockholder to participate in the growth and value creation of the combined company.

Timmins believes the combination of Timmins and CGC is compelling and offers a number of strategic benefits, including the following:

•	Increased Production: We estimate that the combined company will have 2011 production of approximately 160,000 ounces of gold, making it a solid mid-tier producer.

•

Re-Rating Opportunity: We expect that the combined company will be recognized as a solid mid-tier producer, which should lead to a re-rating of the combined company’s share price. We believe this re-rating opportunity offers CGC stockholders a significant potential benefit that would not be available at all or in the same degree in connection with the sale of CGC to Gammon. In fact, CGC’s proxy statement in connection with the Gammon transaction states that CGC’s own financial advisor noted that “the long-term valuation re-rating was potentially greater under a transaction with Timmins Gold.”

•	Low-Cost Producer: We estimate that the combined company will have a cash production cost of approximately $484 per ounce of gold.

•

Strong Gold Reserves: We estimate that the combined company will have approximately 2.2 million ounces of proven and probable reserves, with significant opportunities to further develop and add to such reserves.

•

Complementary Assets: CGC’s El Chanate Mine and Timmins’ San Francisco Mine are located within 65 kilometres of each other in the Sonora region of Mexico, making the combination of these assets ideal from an operational and strategic perspective.

•

Experienced Management Team: The combination of key members of CGC’s and Timmins’ management teams will provide excellent leadership from an operational perspective and have a strong track record raising capital.

•

Supportive Shareholder Base. The combined company will benefit from a supportive base of institutional shareholders that understand the combined business and want to see it succeed. Currently, stockholders representing approximately 35% of the CGC Shares have advised us of their support for the Revised Proposal, including some of CGC’s largest institutional stockholders.

Timing of the Offer (see page 102)

Timmins and CGC had discussions regarding a combination in August and September of 2010, and Timmins continued to seek to engage with CGC’s board of directors to negotiate a friendly merger of Timmins and CGC. Despite repeated attempts and proposals, CGC rejected our proposals. Then, on October 1, 2010, CGC entered into an agreement and plan of merger (the “Gammon Agreement”) with Gammon Gold Inc. (“Gammon”), pursuant to which CGC would become a wholly-owned subsidiary of Gammon. Timmins subsequently attempted to engage with CGC in October and December 2010 but was rejected by CGC each time. In January 2011, CGC invited Timmins to discuss a potential transaction and requested that Timmins provide due diligence materials to CGC. Timmins provided the due diligence materials, but CGC again rejected Timmins’ proposal and publicly announced that it had discontinued negotiations with Timmins. It has therefore become imperative to act now to ensure that CGC stockholders have an opportunity to consider Timmins’ proposal prior to CGC consummating the proposed merger with Gammon.

Conditions of the Offer (see page 134)

The Offer is conditioned upon the following:

•

there shall have been validly tendered and not withdrawn prior to the expiration of the Offer, as it may be extended from time to time, that number of CGC Shares which, when added to CGC Shares owned by Timmins or Offeror, if any, represents a majority of the total number of outstanding CGC Shares on a fully diluted basis (assuming the conversion or exercise of all stock options, other derivative securities or other rights to acquire CGC Shares regardless of the conversion or exercise price, the vesting schedule or other terms and conditions thereof) at the time of the expiration of the Offer (the “Minimum Condition”);

•

CGC shall have entered into a definitive merger agreement with Timmins with respect to the Proposed Merger, which terms and conditions will be reasonably satisfactory to Timmins and shall provide, among other things, that: (i) the board of directors of CGC has approved the Offer and the Proposed Merger and (ii) the board of directors of CGC has removed any legal or contractual impediment to the consummation of the Offer and the Proposed Merger (the “Approval Condition”);

•

Timmins shall have completed, to its reasonable satisfaction, customary confirmatory due diligence with respect to CGC’s business, assets and liabilities and shall have concluded, in its reasonable judgment, that there are no material adverse facts or developments concerning or affecting CGC’s business, assets and liabilities that have not been publicly disclosed prior to the commencement of the Offer (the “Due Diligence Condition”);

•	the Gammon Agreement shall have been terminated, and any “break-fee” owing as a result of such termination shall have been paid in full (the “Termination Condition”);

•

Timmins shall have concluded, in its reasonable judgment, that the restrictions on “Business Combinations” with an “Interested Stockholder” set forth in Section 203 of the DGCL are inapplicable to the Offer and the Proposed Merger or any other business combination involving Timmins or any of its subsidiaries and CGC (the “Section 203 Condition”);

•

there shall not have been any “material adverse change” to CGC at any time on or after July 31, 2010 and prior to the expiration of the Offer (see “The Offer—Conditions of the Offer” for a definition of “material adverse change”);

•

there shall be no pending private, regulatory or governmental inquiry, action, suit, proceeding, litigation, claim, arbitration or investigation against CGC or any of its affiliates, or any of their respective properties or assets, or any officer, director, partner, member or manager, in his or her capacity as such, of CGC or any of their affiliates, with respect to the Offer or the consummation of the Proposed Merger or the transactions contemplated thereby which could reasonably be expected to result in a material adverse change;

•

each of CGC and its subsidiaries shall have carried on their respective businesses in the ordinary course consistent with past practice at any time on or after the date of this prospectus/offer to exchange and prior to the expiration of the Offer;

•

any applicable waiting period under the HSR Act and Mexican law shall have expired or been terminated, and any other requisite clearances and/or approvals under any other federal, state or foreign antitrust, competition or other regulatory law shall have been obtained;

•	the shareholders of Timmins shall have approved the issuance of Timmins Shares pursuant to the Offer and the Proposed Merger;

•

the registration statement of which this prospectus/offer to exchange is a part shall have become effective under the Securities Act, and no stop order or proceeding seeking a stop order shall have been issued and no other proceeding shall have been instituted or threatened by the SEC; and

•	the Timmins Shares to be issued pursuant to the Offer shall have been approved for listing on the TSX-V and the NYSE Amex, subject to official notice of issuance.

CGC’s board of directors has the ability to satisfy certain of the principal conditions of the Offer, including the Section 203 Condition, the Approval Condition, the Termination Condition and the Due Diligence Condition. Timmins and Offeror believe that CGC’s board of directors should take all necessary actions to facilitate the satisfaction of such conditions and the consummation of the Offer and the Proposed Merger and hereby request that they do so. Although Timmins believes that, under the circumstances of the Offer and the Proposed Merger, CGC’s board of directors should do so, CGC’s board of directors may not act to satisfy these conditions. If CGC does not act to facilitate these conditions Timmins will not be able to consummate the Offer and the Proposed Merger.

Comparative Market Price Data (see page 27)

Timmins Shares are listed on the TSX-V under the symbol “TMM.” The CGC Shares trade on the NYSE Amex and on the Toronto Stock Exchange (the “TSX”) under the symbol “CGC.” On [—], 2011, the last full trading day before the date of this Offer, the closing sales price of a Timmins Share on the TSX-V was $[—], based on the Bank of Canada’s noon exchange rate on such date, and the closing sales price of a CGC Share on the NYSE Amex was $[—]. CGC stockholders should obtain current market quotations for the Timmins Shares and the CGC Shares before deciding whether to tender CGC Shares in the Offer. See “Comparative Market Price and Dividend Matters” for a discussion of pro forma per share data.

Ownership of Timmins after the Offer and the Proposed Merger (see page 122)

Timmins estimates that, if all of CGC’s stock options and warrants are exercised, former CGC stockholders would own, in the aggregate, approximately 51.8% of Timmins Shares outstanding after the consummation of the Proposed Merger. For a detailed discussion of the assumptions on which this estimate is based, see “The Offer—Ownership of Timmins After the Offer and the Proposed Merger.”

Comparison of Shareholders’ Rights (see page 147)

The rights of Timmins shareholders are different in some respects from the rights of CGC stockholders. Therefore, CGC stockholders will have different rights as stockholders once they become Timmins shareholders. The differences are described in more detail under “Comparison of Shareholders’ Rights.”

Expiration of the Offer (see page 117)

The Offer is scheduled to expire at 12:00 midnight, New York City time, on [—], 2011, which is the Initial Expiration Date, unless further extended by Offeror. CGC Shares tendered pursuant to the Offer may be withdrawn at any time prior to the expiration of the Offer. “Expiration Date” means the Initial Expiration Date, unless and until Offeror has extended the Offer, subject to applicable laws, in which case the term “Expiration Date” means the latest time and date at which the Offer, as so extended by Offeror, will expire.

Extension, Termination or Amendment (see page 117)

Timmins may extend the Offer from time to time if the conditions to the Offer have not been satisfied as of the Initial Expiration Date or any other scheduled Expiration Date or if Offeror is required to extend the Offer pursuant to the SEC’s tender offer rules.

Offeror will effect any extension, termination, amendment or delay by giving oral or written notice to the exchange agent and by making a public announcement as promptly as practicable thereafter as described under “The Offer—Extension, Termination and Amendment.” In the case of an extension, any such announcement will be issued no later than 9:00 a.m., New York City time, on the next business day following the previously scheduled Expiration Date. Subject to applicable law (including Rules 14d-4(c) and 14d-6(d) under the Exchange Act, which require that any material change in the information published, sent or given to stockholders in connection with the Offer be promptly disseminated to stockholders in a manner reasonably designed to inform them of such change) and without limiting the manner in which Offeror may choose to make any public announcement, Offeror assumes no obligation to publish, advertise or otherwise communicate any such public announcement of this type other than by issuing a press release. During any extension, CGC Shares previously tendered and not properly withdrawn will remain subject to the Offer, subject to the right of each CGC stockholder to withdraw previously tendered CGC Shares.

Subject to applicable SEC rules and regulations and applicable law, Offeror also reserves the right, in its sole discretion, at any time or from time to time to waive any or all conditions to the Offer.

Timmins is seeking to negotiate a merger agreement with CGC. Subject to applicable law, Offeror reserves the right to amend the Offer in all respects upon entering into a merger agreement with CGC, or to negotiate a merger agreement with CGC not involving a tender offer or exchange offer pursuant to which Offeror would terminate the Offer and the CGC Shares would, upon consummation of such proposed merger, be converted into the consideration negotiated by Timmins, Offeror and CGC.

No subsequent offering period will be available following the expiration of the Offer.

Withdrawal Rights (see page 121)

Tendered CGC Shares may be withdrawn at any time prior to the Expiration Date and at any time after the Expiration Date until Offeror accepts the CGC Shares for exchange. Once Offeror accepts CGC Shares for exchange pursuant to the Offer, all tenders not previously withdrawn become irrevocable.

Procedure for Tendering (see page 119)

To validly tender CGC Shares pursuant to the Offer, CGC stockholders must:

•

deliver a properly completed and duly executed letter of transmittal, along with any required signature guarantees and any other required documents, and certificates for tendered CGC Shares to the exchange agent at its address set forth on the back cover of this prospectus/offer to exchange, all of which must be received by the exchange agent prior to the Expiration Date;

•

deliver an agent’s message in connection with a book-entry transfer, and any other required documents, to the exchange agent at its address set forth on the back cover of this prospectus/offer to exchange, and CGC Shares must be tendered pursuant to the procedures for book entry tender set forth in this prospectus/offer to exchange (and a confirmation of receipt of that tender received), and in each case be received by the exchange agent prior to the Expiration Date; or

•	comply with the guaranteed delivery procedures set forth in “The Offer—Guaranteed Delivery.”

CGC stockholders who hold CGC Shares in “street name” through a bank, broker or other nominee holder, and desire to tender their CGC Shares pursuant to the Offer, should instruct the nominee holder to do so prior to the Expiration Date.

Exchange of CGC Shares; Delivery of Timmins Shares (see page 118)

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any extension or amendment), promptly following the Expiration Date, Offeror will accept for exchange, and will exchange, all CGC Shares validly tendered and not withdrawn prior to the Expiration Date.

Fractional Shares (see page 119)

Fractional Timmins Shares will not be distributed in the Offer or the Proposed Merger. Instead, CGC stockholders entitled to receive fractional Timmins Shares will receive cash in lieu of a fractional Timmins Share. The exchange agent, acting as agent for CGC stockholders otherwise entitled to receive a fractional Timmins Share, will aggregate all fractional Timmins Shares that would otherwise have been required to be distributed and cause them to be sold in the open market for the accounts of such stockholders. The stockholders will receive the proceeds, if any, less any brokerage commissions or other fees, from the sale of these fractional Timmins Shares in accordance with their fractional interest in the aggregate number of Timmins Shares sold.

Certain Legal Matters; Regulatory Approvals (see page 136)

Antitrust

The Offer and the Proposed Merger cannot be consummated until after Timmins and CGC file the premerger Notification and Report Forms (each an “HSR Form”) required by the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and observe the corresponding waiting period. These requirements and other issues are discussed under “The Offer—Certain Legal Matters; Regulatory Approvals.” Shortly after Timmins announced the Offer and the Proposed Merger, Timmins commenced voluntary discussions with the staff (the “Staff”) of the Federal Trade Commission (the “FTC”). Pursuant to these informal discussions, Timmins agreed to provide voluntarily information to the Staff in order to expedite its investigation. Timmins believes that the provision of this information prior to the filing of its HSR Form will shorten the time necessary for FTC review once the Forms are filed. Timmins intends to file the HSR Form once the FTC has sufficient information to allow such an expedited review.

In addition, under applicable Mexican antitrust laws, the Offer and the Proposed Merger cannot be consummated until the expiration of the 10 business day waiting period beginning on the date of filing the premerger filing with the Comisión Federal de Competencia, or the “Mexican Antitrust Commission,” subject to the Mexican Antitrust Commission not issuing a “stop order” and assuming the risk of closing the Offer and Proposed Merger before a decision is issued. If during such waiting period the Mexican Antitrust Commission issues a “stop order,” then the Offer and the Proposed Merger may only be consummated upon receiving clearance from the Mexican Antitrust Commission. Generally, the Mexican Antitrust Commission has up to 35 business days from the date the case file is complete to issue its decision on a transaction. In complicated cases, such period may be extended by the Mexican Antitrust Commission. Timmins will make the application and file responses as may be required in connection with questions that may be posed by the Mexican Antitrust Commission during the comment period. Under applicable Mexican antitrust laws, once the time limit has expired and no decision has been issued to the interested parties, it shall be understood that the Mexican Antitrust Commission has no objection.

State Takeover Laws

In general, Section 203 of the DGCL prevents an “Interested Stockholder” (including a person who owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock) from engaging in a “Business Combination” (which term includes mergers and certain other actions) with a Delaware corporation for a period of three years following the date such person became an Interested Stockholder.

The Offer is subject to the condition that the board of directors of CGC shall have approved the Offer and the Proposed Merger pursuant to the requirements of Section 203 of the DGCL, or Timmins shall have concluded, in its reasonable judgment, that Section 203 does not apply to or otherwise restrict the Offer, the Proposed Merger or any such business combination. This condition will be satisfied if (1) prior to the acceptance for exchange of CGC Shares pursuant to the Offer, CGC’s board of directors (x) shall have unconditionally approved the Offer and the Proposed Merger or (y) shall have approved each of Timmins and its subsidiaries as an Interested Stockholder or (2) there are validly tendered and not withdrawn prior to the Expiration Date a number of CGC Shares that, together with the CGC Shares then owned by Timmins, would represent at least 85% of the CGC Shares outstanding on the date of this prospectus/offer to exchange (excluding CGC Shares owned by certain employee stock plans and persons who are directors and also officers of CGC).

Other Regulatory Approvals

TSX Venture Exchange. The TSX-V rules require Timmins to obtain the approval of its shareholders for the Offer and the Proposed Merger, and Timmins intends to seek such approval as promptly as practicable. The TSX-V also needs to approve the issuance of the Timmins Shares in connection with the Offer and the Proposed Merger, and Timmins intends to take such actions as are required to satisfy the listing requirements of the TSX-V.

NYSE Amex. We intend to apply to list our common shares on the NYSE Amex under the symbol “[—]”, and it is a condition to the consummation of this Offer that our common shares, including the shares issued in connection with this Offer, will be listed on the NYSE Amex upon the consummation of this Offer. Timmins intends to take such actions as are required to satisfy the listing requirements of the NYSE Amex.

Antitrust. The Offer and/or the Proposed Merger may also be subject to review by antitrust authorities in jurisdictions outside the U.S. and Mexico. Timmins intends to identify such jurisdictions as soon as practicable and to file as soon as possible thereafter all notifications necessary or advisable (at Timmins’ sole discretion) under the competition laws of the respective identified jurisdictions for the consummation of the Offer and/or the Proposed Merger and to file all necessary or advisable (at Timmins’ sole discretion) post-completion notifications as soon as possible after completion has taken place.

Dissenters’ or Appraisal Rights (see page 130)

No dissenters’ or appraisal rights are available in connection with the Offer. However, if the Proposed Merger is effected as a short-form merger under the DGCL, CGC stockholders who do not tender their CGC Shares in the Offer and who properly seek appraisal rights for their CGC Shares in accordance with Section 262 of the DGCL would have appraisal rights if the Proposed Merger takes place. The value you will receive if you perfect appraisal rights could be more or less than, or the same as, the price per CGC Share to be paid in the Offer and the Proposed Merger. See “The Offer—Purpose of the Offer; the Proposed Merger; Dissenters’ or Appraisal Rights.”

U.S. Federal Income Tax Consequences (see page 117)

The Integrated Acquisition Transactions should qualify as a tax-deferred reorganization under the provisions of Section 368(a) of the Code. However, because the exchange of CGC Shares for Timmins Shares will represent an exchange of stock of a U.S. corporation for the stock of a non-U.S. corporation, the additional requirements of Section 367 of the Code and the U.S. Treasury Regulations thereunder would need to be met in order for U.S. Holders (as defined under “U.S. Federal Income Tax Consequences”) of CGC Shares to avoid fully recognizing gain pursuant to the Integrated Acquisition Transactions. As more fully discussed under “U.S. Federal Income Tax Consequences,” it is unclear whether Timmins would satisfy certain technical requirements under Section 367, and, accordingly, except as specifically noted, the U.S. federal income tax discussion in this document assumes that the Integrated Acquisition Transactions will qualify as a reorganization for U.S. federal income tax purposes, but that the additional requirements of Section 367 will not be met. In such case, a U.S. Holder will recognize gain (but not loss) equal to the difference between (i) the sum of the fair market value, as of the date of the exchange, of the Timmins Shares received in exchange for CGC Shares and any cash received in lieu of fractional Timmins Shares and (ii) the U.S. Holder’s adjusted tax basis in the CGC Shares exchanged. Such gain will be long-term capital gain if the U.S. Holder’s holding period with respect to its CGC Shares is more than one year as of the date of the exchange. You should review the more detailed information under “The Offer—U.S. Federal Income Tax Consequences” and “The Offer—Certain Canadian Federal Income Tax Consequences.”

Accounting Treatment (see page 133)

The purchase price will be allocated to CGC’s identifiable assets and liabilities based on their respective estimated fair values at the closing date of the Proposed Merger, and any excess of the purchase price over those fair values will be accounted for as goodwill. The valuation of CGC’s assets and liabilities has not yet been commenced. The preliminary purchase price allocation is subject to change based on the completion of the final valuation analysis by Timmins management, which will be based upon relevant facts and circumstances and advice from independent third-party experts, as appropriate.

Risk Factors (see page 30)

The Offer and the Proposed Merger are, and if the Offer and the Proposed Merger are consummated, the combined company will be, subject to a number of risks which you should consider carefully prior to participating in the Offer. See “Risk Factors” and “Forward-Looking Statements.”

Recent Developments

Highlights from Timmins’ second quarter ended September 30, 2010 include:

•	positive cash flow from operations of C$4.80 million, or C$0.04 per share, compared to C$5.08 million, or C$0.04 per share, for the previous quarter;

•	direct operating costs per recoverable ounce of $612, compared to $857 for the previous quarter; by September this had fallen to $472 per recoverable ounce;

•	cash production cost of sales, net of byproduct credits, of $606 per ounce, compared to $683 for the previous quarter;

•	net income after tax of C$3.6 million, or C$0.03 per share, compared to a loss of C$0.83 million, or C$0.01 per share, for the previous quarter;

•

1,090,768 tonnes of ore placed on leach pads at an average grade of 0.817 grams per tonne, an increase of 20.5% and 13.8%, respectively, over the prior quarter; in total, 28,655 ounces of gold were placed on the leach pads, or 37.1% more than were placed on the leach pads in the previous quarter;

•	gold sales totaling 15,690 ounces, representing an increase of 39% over the previous quarter; and

•	total direct mine operating cost per tonne of ore under leach of $11.28 per tonne, compared to $13.67 per tonne during the previous quarter, a decrease of 17.5%.

On November 16, 2010, we announced a significant increase in our reserve and resource estimates for the San Francisco Mine. Our total proven and probable mineral reserves increased by 169,000 ounces, to 780,000 ounces from 611,000 ounces, or 28% over our previous estimates of February 2009. Proven reserves and probable reserves are estimated to be 418,000 ounces and 362,000 ounces, respectively, compared to our previous estimate of no proven reserves and 611,000 ounces of probable reserves. In addition, our total measured and inferred mineral resources increased by 267,210 contained ounces of gold, to 984,000 ounces from 716,790 ounces, or 37% over our previous estimate.

On November 23, 2010, we entered into a property option agreement to earn an interest in the San Onesimo, Zindy and San Fernando mineral concessions located in the State of Zacatecas, Mexico. To earn such interest we are required to make payments of up to $2 million at various dates up to January 2015.

On November 24, 2010, we entered into a property option agreement to earn an interest in the Quila mineral concession located in the State of Jalisco, Mexico. To earn such interest we are required to make payments of up to $1 million and incur exploration expenditures of up to $2 million at various dates up to November 2013.

On January 20, 2011, we announced preliminary production results for the quarter ended December 31, 2010. Average daily production during the period was over 13,200 dry metric tonnes, an increase of approximately 11% over the previous quarter. Strip ratio averaged 3.7 to 1 (with our current life of mine ratio projected at 1.73 to 1), and recoveries were on target to achieve a rate of over 70%. In addition, a total of 20,030 ounces of gold were sold during the quarter, an increase of approximately 28% over the previous quarter.

On February 8, 2011, we announced that our ongoing drill program continues to extend and expand the estimated strike length of mineralization at the San Francisco Mine. Our most recent round of drilling took place between July and December 2010 and totaled approximately 27,240 meters in 214 drill holes. Results indicate the potential for expansion of the open pit beyond its current projected limit.

Questions about the Offer and the Proposed Merger

CGC stockholders should contact Timmins’ information agent at the following address and telephone numbers with any questions about the Offer or the Proposed Merger, or to request additional copies of this prospectus/offer to exchange or other documents:

The information agent for the Offer is:

Innisfree M&A Incorporated

501 Madison Avenue, 20th Floor

New York, NY 10022

Shareholders May Call Toll-Free: 877-800-5182

Banks & Brokers May Call Collect: 212-750-5833

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF TIMMINS

The selected consolidated financial data of Timmins as of and for each of the years ended March 31, 2010, 2009, 2008, 2007 and 2006 has been derived from Timmins’ audited consolidated financial statements which are prepared in accordance with Canadian generally accepted accounting principles, or “Canadian GAAP”. The selected consolidated financial data of Timmins as of and for each of the six month periods ended September 30, 2010 and 2009 has been derived from Timmins’s unaudited consolidated financial statements which are prepared in accordance with Canadian GAAP. Canadian GAAP differs in certain material respects from United States generally accepted accounting principles, or “U.S. GAAP”. For a discussion of the differences between Canadian GAAP and U.S. GAAP as they relate to Timmins, see note 16 to Timmins’ audited consolidated financial statements, which are included elsewhere in this prospectus/offer to exchange. The selected consolidated financial data set forth below is presented in Canadian GAAP unless otherwise indicated, and is qualified in its entirety by reference to, and should be read in conjunction with, Timmins’ complete consolidated financial statements, including the notes to such financial statements and the section entitled “Management’s Discussion and Analysis” contained elsewhere in this prospectus/offer to exchange. You should not take historical results as necessarily indicative of the results that may be expected for any future period.

(in thousands of Canadian dollars, except for shares)	Year Ended March 31,										Six Month Period Ended September 30,
	2010		2009		2008		2007		2006		2010		2009
Canadian GAAP Statement of Operations data:
Revenues	C$	15	C$	347	C$	144	C$	10	C$	—	C$	34,655	C$	—
Net income (loss)		(8,616)		(3,415)		(5,334)		(854)		(238)		2,806		(1,366)
Income (loss) per share—Basic		(0.08)		(0.05)		(0.10)		(0.05)		(0.03)		0.02		(0.01)
Income (loss) per share—Diluted		(0.08)		(0.05)		(0.10)		(0.05)		(0.03)		0.02		(0.01)
Weighted average number of shares outstanding		112,132,651		70,519,153		51,522,946		17,519,229		8,107,697		133,156,545		91,893,133

Balance Sheet data:
Total assets	C$	82,279	C$	52,845	C$	33,363	C$	2,989	C$	812	C$	97,764	C$	63,960
Long-term debt		8,089		—		3,726		—		—		—		—
Shareholders’ equity		54,052		41,272		22,924		2,701		540		64,286		51,838

U.S. GAAP Statement of Operations data:
Net loss	C$	(10,583)	C$	(9,358)							C$	(959)	C$	(1,602)
Loss per share—Basic		(0.09)		(0.13)								(0.01)		(0.02)
Loss per share—Diluted		(0.09)		(0.13)								(0.01)		(0.02)

Balance Sheet data:
Total assets	C$	67,964	C$	40,577							C$	79,484		N/A
Long-term debt		8,089		—								—		N/A
Shareholders’ equity		39,817		29,004								46,285		N/A

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF CGC

The following table sets forth the selected historical consolidated financial and operating data for CGC. The selected consolidated financial and operating data as of and for the fiscal years ended July 31, 2010, 2009, 2008, 2007 and 2006 have been derived from CGC’s audited consolidated financial statements prepared in accordance with U.S. GAAP contained in CGC’s Annual Report on Form 10-K for the fiscal year ended July 31, 2010, filed with the SEC on October 14, 2010 and incorporated by reference into this prospectus/offer to exchange. The selected financial and operating data for the three months ended October 31, 2010 and 2009 have been derived from CGC’s unaudited consolidated financial statements prepared in accordance with U.S. GAAP contained in CGC’s Quarterly Report on Form 10-Q for the three months ended October 31, 2010, filed with the SEC on December 10, 2010 and incorporated by reference into this prospectus/offer to exchange. Please see the section of this prospectus/offer to exchange entitled “Where To Obtain More Information.” You should not take historical results as necessarily indicative of the results that may be expected for any future period.

(in thousands of U.S. dollars, except for shares)	Fiscal Year Ended July 31,					Three Months Ended October 31,
	2010(4)	2009	2008	2007	2006	2010	2009
Statement of Operations data:
Revenues(1)	$60,645	$42,757	$33,104	$—	$—	$18,952	$11,727
Net Income (loss)	11,994	10,407	6,364	(7,472)	(4,805)	2,954	2,939
Income (loss) per share—Basic(2)	0.25	0.22	0.15	(0.20)	(0.17)	0.05	0.06
Income (loss) per share—Diluted(2)(3)	0.25	0.21	0.13	—	—	0.05	0.06
Weighted average shares outstanding—Basic	48,513	48,315	43,760	37,453	28,051	60,971	48,482
Weighted average shares outstanding—Diluted(3)	48,703	49,883	48,867	37,453	28,051	61,158	49,997

Balance Sheet data:
Total Assets	$72,495	$52,484	$48,879	$27,551	$9,546	$144,026	$59,424
Long-term Debt	800	4,400	8,375	12,500	—	400	3,500
Reclamation and Remediation Liability	2,373	1,594	1,666	1,249	—	2,665	1,652
Total debt	4,400	8,000	12,500	12,500	—	3,500	7,100
Total stockholders’ equity	50,929	35,765	28,197	11,986	—	104,434	41,448

(1)	There were no revenues for the fiscal years ended July 31, 2007 and 2006 because CGC’s first gold sale from production was in August 2007. Certain reclassifications and restatements have been made to conform to the current presentation.
(2)	Amounts were adjusted for retroactive effect of a 1-for-4 reverse stock split enacted during the fiscal year ended July 31, 2010.
(3)	The effect of stock options and warrants was considered anti-dilutive because CGC incurred losses for the fiscal years ended July 31, 2007 and 2006. Accordingly, CGC’s presentation of diluted net loss per share is the same as that of basic net loss per share.
(4)	Amounts include CGC’s acquisition of Nayarit as of August 2, 2010.

SELECTED UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

The following tables set forth selected unaudited pro forma financial information for Timmins and CGC. The unaudited pro forma amounts included in the tables below are presented in U.S. GAAP as if the Proposed Merger had been effective as of September 30, 2010 for the unaudited pro forma balance sheet and as of April 1, 2009 for the unaudited pro forma statements of operations for the year ended March 31, 2010 and the six month period ended September 30, 2010, and reflect adjustments directly related to the Proposed Merger and other pro forma events described in the section entitled “Unaudited Pro Forma Consolidated Financial Statements.” The pro forma adjustments are based on available information and assumptions that Timmins’ management believes are reasonable and in accordance with SEC requirements. You should read this information in conjunction with, and such information is qualified in its entirety by, the consolidated financial statements and accompanying notes of Timmins, included elsewhere in this prospectus/offer to exchange, and of CGC, incorporated in this prospectus/offer to exchange by reference, and the unaudited pro forma consolidated financial statements and accompanying discussions and the related notes contained in this prospectus/offer to exchange. See “Where to Obtain More Information” regarding how you can obtain CGC’s complete financial statements and accompanying footnotes. The unaudited pro forma amounts in the tables below are presented for informational purposes. You should not rely on the unaudited pro forma amounts as being indicative of the financial position or the results of operations of the combined company that would have actually occurred had the Proposed Merger been effective during the periods presented or of the future financial position or future results of operations of the combined company.

(in thousands of U.S. dollars, except for shares)(1)	Six Month Period Ended September 30, 2010	Year Ended March 31, 2010
Pro forma revenues	$71,600	$55,266
Pro forma net income (loss)	2,115	(9,734)
Pro forma income (loss) per share—Basic	0.01	(0.04)
Pro forma income (loss) per share—Diluted	0.01	(0.04)

	Balance Sheet Data as at September 30, 2010
Pro forma total assets	$506,232
Pro forma long-term debt	400
Pro forma shareholders’ equity	391,065

(1)	Unaudited pro forma amounts are calculated by adding together the historical amounts reported by Timmins and CGC based on each entity’s most recent financial information as filed with the SEC, reconciled to U.S. GAAP as adjusted for certain items related to the Proposed Merger, including (i) estimated acquisition accounting adjustments to be recorded in connection with the Proposed Merger (consisting of fair value adjustments for assets acquired and liabilities assumed and adjustments for intangible assets established, and the resulting amortization/accretion of these adjustments over appropriate future periods) and (ii) the estimated number of Timmins Shares to be issued upon closing of the Proposed Merger.

COMPARATIVE PER SHARE DATA

The following tables present, as at the dates and for the periods indicated, selected historical and pro forma per share data for Timmins and CGC. The pro forma amounts included in the tables below are presented as if the Proposed Merger had been effective for the period presented and are based on the purchase method of accounting. All amounts shown are in U.S. dollars. Timmins’ historical per share amounts have been converted from Canadian dollars to U.S. dollars at a rate of C$0.920 equals US$1.000 for the year ended March 31, 2010, and at a rate of C$0.968 equals US$1.000 for the six month period ended September 30, 2010.

The CGC merger equivalent per share amounts were calculated by multiplying the CGC historical amounts by the exchange ratio of 2.27, which represents the Consideration to be paid to CGC stockholders in Timmins Shares. The pro forma amounts in the tables below do not include any potential financial benefits that may arise from the Proposed Merger, nor do these amounts include the portion of restructuring and integration costs to be incurred by Timmins.

You should read this information in conjunction with, and this information is qualified in its entirety by, the consolidated financial statements and accompanying notes of Timmins and CGC included or incorporated by reference in this prospectus/offer to exchange and Timmins’ unaudited pro forma condensed consolidated financial statements and accompanying notes included elsewhere in this prospectus/offer to exchange. The pro forma amounts in the table below are presented for information purposes only. You should not rely on the pro forma amounts as being indicative of the financial position or results of operations of the combined company that would have actually occurred had the Proposed Merger been effective as at or during the period presented or of the future financial position or future results of operations of the combined company. The combined financial information as at and for the period presented may have been different had the companies actually been combined as at and during those periods.

Timmins

(U.S. dollars)	Year Ended March 31, 2010	Six Month Period Ended September 30, 2010
Statement of Operations data:
Net income (loss) from operations per share:
Timmins historical (Canadian GAAP)	$(0.07)	$0.02
Timmins historical (US GAAP)	(0.08)	(0.01)
Timmins pro forma (US GAAP)(1)	(0.04)	0.02

(U.S. dollars)	As of March 31, 2010	As of September 30, 2010
Balance Sheet data:
Net book value per share:
Timmins historical (Canadian GAAP)	$0.43	$0.46
Timmins historical (US GAAP)	0.32	0.33
Timmins pro forma (US GAAP)(1)	n/a	1.48

(1)	Unaudited pro forma amounts are calculated by adding together the historical amounts reported by Timmins and CGC based on each entity’s most recent financial information as filed with the SEC, reconciled to U.S. GAAP as adjusted for certain items related to the Proposed Merger, including (i) estimated acquisition accounting adjustments to be recorded in connection with the Proposed Merger (consisting of fair value adjustments for assets acquired and liabilities assumed and adjustments for intangible assets established, and the resulting amortization/accretion of these adjustments over appropriate future periods) and (ii) the estimated number of Timmins Shares to be issued upon closing of the Proposed Merger.

CGC

The following table presents the earnings per share, dividends per share and book value per share with respect to CGC on a historical basis and an equivalent basis. The equivalent amounts with respect to the CGC Shares are calculated by multiplying the CGC historical amount by the exchange ratio of 2.27 Timmins Gold common shares constituting the Consideration.

(U.S. dollars)	Year Ended July 31, 2010	Three Month Period Ended October 31, 2010
Statement of Operations data:
Basic and diluted earnings per share:
CGC historical	$0.25	$0.05
CGC merger equivalent	0.57	0.11

Dividend per share:
CGC historical	—	—

(U.S. dollars)	As of July 31, 2010	As of October 31, 2010
Balance Sheet data:
Net book value per share:
CGC historical	$1.04	$1.70
CGC merger equivalent	2.36	3.86

COMPARATIVE MARKET PRICE AND DIVIDEND MATTERS

Market Price History

The Timmins Shares are listed and traded on the TSX Venture Exchange and are quoted under the symbol “TMM.” The CGC Shares are listed and traded on both the NYSE Amex and on the Toronto Stock Exchange and are quoted under the symbol “CGC.” The following table sets forth, for the periods indicated, the per share intraday high and low sales prices of each company’s common stock.

	Timmins Share (C$)		CGC Share—TSX (C$)(1)		CGC Share—NYSE Amex (US$)(1)
	High	Low	High	Low	High	Low
2007
First Quarter	0.65	0.45	2.40	1.52	1.84	1.36
Second Quarter	0.81	0.40	2.40	1.48	1.88	1.36
Third Quarter	0.65	0.40	2.24	1.20	2.16	1.36
Fourth Quarter	1.14	0.58	3.56	1.76	3.80	1.80

2008
First Quarter	1.48	0.74	3.32	2.32	3.16	2.40
Second Quarter	1.32	0.85	3.12	2.32	2.92	2.40
Third Quarter	1.00	0.50	2.88	1.72	2.88	1.60
Fourth Quarter	0.79	0.20	2.20	1.24	1.96	0.92

2009
First Quarter	0.60	0.34	3.84	1.88	2.96	1.52
Second Quarter	0.78	0.37	3.20	2.44	2.96	2.00
Third Quarter	0.81	0.46	2.96	2.40	2.76	2.16
Fourth Quarter	1.56	0.65	4.52	2.56	4.28	2.32

2010
First Quarter	1.45	1.04	4.13	3.05	4.08	2.10
Second Quarter	1.53	1.18	4.40	3.21	4.25	2.30
Third Quarter	2.24	1.18	5.05	3.41	4.89	3.24
Fourth Quarter	2.74	1.79	5.19	4.27	5.43	4.18

2011
First Quarter (through February 9, 2011)	2.69	2.16	5.45	4.51	5.50	4.50

(1)	Reflects a 1:4 reverse stock split of CGC’s Shares on January 25, 2010.

On [—], 2011, the last full trading day before the date of this Offer, the closing price of a Timmins Share on the TSX-V was $[—], based on the Bank of Canada’s noon exchange rate on such date, and the closing price of a CGC Share on the NYSE Amex was $[—]. Timmins encourages CGC stockholders to obtain current market quotations for the Timmins Shares and the CGC Shares, as the implied value of the Consideration will change as the price of the Timmins Shares fluctuates during the Offer period and thereafter. Below is the implied value of the per CGC Share consideration to be paid in the Offer as of the specified date, calculated by multiplying the closing price of the Timmins Shares on the applicable date by 2.27 per CGC Share.

	Timmins Share (TSX-V)			CGC Share (NYSE-AMEX)			Per CGC Share Implied Value of Offer
February 9, 2011		$2.46			$5.32			$5.58
[—], 2011	$	[—	]	$	[—	]	$	[—	]

The implied value of the Consideration will change as the price of Timmins Shares fluctuates during the Offer period and thereafter and may therefore be higher or lower than the implied value set forth in the example above at the expiration of the Offer and at the time you receive the Timmins Shares. CGC stockholders are encouraged to obtain current market quotations prior to making any decision with respect to the Offer. See also “The Offer—Effect of the Offer on the Market for CGC Shares; NYSE Amex and Toronto Stock Exchange Listings; Registration Under the Exchange Act; Margin Regulations” for a discussion of the possibility that CGC Shares will cease to be listed on the NYSE Amex and the TSX.

Dividends

We have not declared or paid dividends on the Timmins Shares and do not anticipate doing so in the foreseeable future. Timmins’ board of directors is free to change Timmins’ dividend practices from time to time based upon Timmins’ results of operations, financial condition, cash requirements and future prospects and other factors deemed relevant by Timmins’ board of directors.

FORWARD-LOOKING STATEMENTS

Certain statements and other information included in this prospectus/offer to exchange constitute forward-looking statements. All statements in this prospectus/offer to exchange, other than those relating to historical information or current condition, are forward-looking statements, including, but not limited to, estimates, forecasts and statements as to management’s expectations with respect to, among other things, business and financial prospects, financial multiples and accretion estimates, future trends, plans, strategies, objectives and expectations, including with respect to production, exploration drilling, exploitation activities and events or future operations following consummation of the Offer and the Proposed Merger. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond Timmins’ control, which could cause actual results to differ materially from such forward-looking statements. Forward-looking statements are generally identified by the words “expects,” “plans,” “anticipates,” “believes,” “intends,” “estimates,” “projects,” “potential” and similar expressions, or that events or conditions “will,” “would,” “may,” “could” or “should” occur. Information inferred from the interpretation of drilling results and information concerning mineral resource estimates may also be deemed to be forward-looking statements, as it constitutes a prediction of what might be found to be present when, and if, a project is actually developed.

Events or circumstances that could cause actual results to differ materially from those in the forward-looking statements include, but are not limited to, CGC’s failure to accept Timmins’ proposal to enter into a definitive agreement to effect the transaction, Timmins Shares issued in connection with the proposed acquisition may have a market value that is lower than expected, the businesses of Timmins and CGC, or any other recent business acquisitions, may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected, the expected combination benefits and synergies and costs savings from the Timmins/CGC transaction may not be fully realized or not realized within the expected time frame, the possible delay in the completion of the steps required to be taken for the eventual combination of the two companies, including the possibility that approvals or clearances required to be obtained from regulatory and other agencies and bodies will not be obtained in a timely manner or will be obtained on conditions that may require divestiture of assets expected to be acquired, disruption from the proposed transaction making it more difficult to maintain relationships with customers, employees and suppliers, market prices, exploitation and exploration successes, cost of gold and silver production including changes in or the availability of supplies and consumables, the recovery of gold and silver from the leach pads, the continued availability of capital and financing, and general economic, market or business conditions.

Timmins disclaims any intention or obligation to update or revise any forward-looking statements in this prospectus/offer to exchange as a result of new information or future events, except as may be required under applicable laws.

These forward-looking statements are based on certain assumptions and analyses made by Timmins in light of its experience and perception of historical trends, current conditions and expected future developments as well as other factors we believe are appropriate in the circumstances. Expected future developments are based, in part, upon assumptions respecting Timmins’ ability to successfully integrate the businesses of Timmins and CGC, or any other recent acquisitions.

All of the forward-looking statements contained herein are qualified by these cautionary statements and by the assumptions that are stated or inherent in such forward-looking statements. Although Timmins believes these assumptions are reasonable, undue reliance should not be placed on these assumptions and such forward-looking statements. The key assumptions that have been made in connection with the forward-looking statements include, but are not limited to, CGC’s acceptance of Timmins’ proposal and the entering into of a definitive agreement to effect the proposed transaction, closing the proposed transaction, the market value of Timmins Shares issued in connection with the proposed acquisition, Timmins’ ability to successfully integrate within expected time frames and costs, and realize the expected combination benefits and synergies and costs savings from, the combination of the businesses of Timmins and CGC, or any other recent business acquisitions, and our ability to maintain relationships with customers, employees and suppliers during the course of the proposed transaction.

RISK FACTORS

In deciding whether to tender your CGC Shares pursuant to the Offer, you should read carefully this prospectus/offer to exchange, including the matters in the section entitled “Forward-Looking Statements,” and the documents which Timmins incorporates by reference into this prospectus/offer to exchange. The following is a summary of the material risks related to the Offer and the Proposed Merger. However, before tendering your CGC Shares you should also consider carefully other material risks relating to Timmins and CGC (See “Risk Factors—Risk Factors Relating to Timmins’ Business” and “Risk Factors—Risk Factors Relating to CGC’s Business”) as well as other information contained herein and in other documents incorporated by reference in this prospectus/offer to exchange. See “Where to Obtain More Information.” All of the risks relating to each of Timmins’ and CGC’s respective businesses will be applicable to the combined company upon consummation of the Offer and the Proposed Merger.

Risk Factors Relating to the Acquisition of CGC

The number of Timmins Shares that you will receive in the Offer and the Proposed Merger will be based upon a fixed exchange ratio. Consequently, the value of Timmins Shares at the time you receive them could be less than at the time you tender your CGC Shares.

In the Offer and the Proposed Merger, you will receive 2.27 Timmins Shares in exchange for each CGC Share. This is a fixed exchange ratio. Timmins will not adjust the exchange ratio as a result of any change in the market price of Timmins Shares between the date of this prospectus/offer to exchange and the date you receive Timmins Shares in exchange for your CGC Shares. The market price of Timmins Shares will likely be different on the date you receive Timmins Shares from what it is today. You are urged to obtain current market quotations for the Timmins Shares and the CGC Shares. See “Risk Factors—Risk Factors Relating to Timmins Shares—The price of Timmins Shares may be volatile,” “The Offer—Conditions of the Offer” and “Comparative Market Price and Dividend Matters.”

The market price of Timmins Shares may decline as a result of Timmins’ merger with CGC.

The market price of Timmins Shares may decline after the Offer and the Proposed Merger are completed due to a number of factors, including if:

•	the integration of CGC’s business is unsuccessful, more costly, takes longer or is more disruptive than anticipated;

•	Timmins does not achieve the expected synergies or other benefits of the Proposed Merger with CGC as rapidly or to the extent anticipated, if at all;

•	the effect of Timmins’ merger with CGC on Timmins’ financial results does not meet the expectations of Timmins, financial analysts or investors;

•	after Timmins acquires CGC, CGC’s business does not perform as anticipated; or

•	changes in the market price of the commodities Timmins sells and purchases are not as anticipated.

As of December 31, 2010, there were approximately 136,726,694 Timmins Shares outstanding and held of record by 23 shareholders, and no convertible preference shares were outstanding. On such date, approximately 6,037,500 million Timmins Shares were subject to outstanding options and 2,000,000 million Timmins Shares were subject to outstanding warrants. In connection with the Offer and the Proposed Merger, Timmins would issue approximately 146,911,472 million additional Timmins Shares. The increase in the number of outstanding Timmins Shares may lead to sales of such shares or the perception that such sales may occur, either of which may adversely affect the market price of Timmins Shares.

CGC stockholders will have a reduced ownership and voting interest after the Proposed Merger.

After completion of the Proposed Merger, CGC stockholders will own a significantly smaller percentage of the combined company and its voting stock than they currently own of CGC as a stand-alone company. Consequently, CGC stockholders will not be able to exercise as much influence over the management and policies of the combined company as they currently exercise over CGC.

CGC stockholders who receive Timmins Shares in the Offer will become Timmins shareholders. Timmins Shares may be affected by different factors and Timmins shareholders will have different rights from those of CGC stockholders.

Upon completion of the Offer, CGC stockholders receiving Timmins Shares will become shareholders of Timmins. Timmins’ business differs from that of CGC and Timmins’ results of operations and the trading price of Timmins Shares may be adversely affected by factors different from those that would affect CGC’s results of operations and stock price.

In addition, holders of CGC Shares will have different rights as Timmins shareholders from those rights they had as CGC stockholders before the Offer or the Proposed Merger. CGC is organized under the laws of the State of Delaware and Timmins is a British Columbia corporation governed by the Business Corporations Act (British Columbia) (the “BCBCA”). The difference in the rights is derived from the difference between (a) the rights of CGC stockholders prior to the Offer and the Proposed Merger under the DGCL and CGC’s certificate of incorporation and by-laws and (b) the rights of Timmins shareholders under the BCBCA and Timmins’ articles of incorporation. For a detailed comparison of the rights of Timmins shareholders compared to the rights of CGC stockholders, see “Comparison of Shareholders’ Rights.”

Timmins expects to incur costs to integrate CGC into Timmins.

Upon consummation of the Proposed Merger, integrating CGC’s operations and personnel could result in significant costs, including the following:

•	conversion of information systems;

•	environmental management system assessment and migration and review of environmental standards and liabilities, including environmental remediation;

•	combining teams and processes in various functional areas;

•	employee redeployment, relocation or severance; and/or

•	reorganization of facilities.

These integration costs may be higher than anticipated and may adversely affect Timmins’ results of operations.

Uncertainties exist in integrating the businesses and operations of Timmins and CGC.

After Timmins acquires CGC, Timmins expects to continue CGC’s current operations. However, Timmins intends to integrate certain of CGC’s and Timmins’ functions and operations. Although Timmins believes the integration will be successfully completed, Timmins may not be able to successfully integrate CGC’s operations with those of Timmins. There will be inherent challenges in integrating the companies’ operations that could result in a delay in achieving, or the failure to achieve, some or all of the anticipated synergies and, therefore, any cost savings and potential increases in earnings. Issues that must be addressed in integrating the operations of the companies include, among other things:

•	conforming standards, controls, procedures and policies, business cultures and compensation structures;

•	consolidating corporate and administrative operations;

•	consolidating sales and marketing operations;

•	retaining existing customers and suppliers and attracting new customers and suppliers;

•	retaining key employees;

•	minimizing the diversion of management’s attention from ongoing business concerns; and

•	managing tax costs or inefficiencies associated with integrating the operations of the combined company.

If Timmins is not able to address these challenges, Timmins may be unable to integrate CGC into its operations successfully, or to realize the anticipated benefits of the integration of the two companies. Actual synergies, if achieved at all, may be lower than Timmins currently expects and may take longer to achieve than Timmins currently anticipates.

Also, while Timmins’ proposal is not dependent upon the retention or cooperation of CGC’s senior management, there may be some level of uncooperativeness on the part of CGC’s senior executive management and/or its other employees which could adversely affect the integration process.

Even if the Offer is completed, full integration of CGC’s operations with Timmins’ operations may be delayed if Offeror does not acquire at least 90% of the issued and outstanding CGC Shares pursuant to the Offer.

The Offer is subject to a condition that, prior to the Expiration Date, there shall have been validly tendered and not properly withdrawn at least a majority of the total number of outstanding CGC Shares on a fully diluted basis. If Offeror acquires at least 90% of the issued and outstanding CGC Shares, Timmins expects that the Proposed Merger will be able to be effected as a “short-form” merger under the DGCL so that Timmins would be able to complete the acquisition of CGC without any action on the part of the other holders of CGC Shares. If, however, Offeror does not acquire 90% of the issued and outstanding CGC Shares pursuant to the Offer, CGC will be required to hold a stockholders meeting in order to obtain the approval of CGC stockholders to consummate the Proposed Merger. Although this would not prevent the Proposed Merger from occurring, because Offeror would hold sufficient CGC Shares to approve the Proposed Merger, it would delay the completion of the Proposed Merger and could delay the realization of some or all of the anticipated benefits from integrating CGC’s operations with Timmins’ operations, including, among others, the attainment of the synergies associated with the acquisition of CGC.

The Offer may adversely affect the liquidity and value of non-tendered CGC Shares.

In the event that not all of the CGC Shares are tendered in the Offer and Timmins accepts for exchange those CGC Shares tendered in the Offer, the number of stockholders and the number of CGC Shares held by individual holders will be greatly reduced. In these circumstances, the liquidity of and market for those remaining publicly-held CGC Shares could be adversely affected. The CGC Shares are currently listed on the NYSE Amex and the TSX. Depending upon the number of CGC Shares purchased in the Offer, the CGC Shares may no longer meet the requirements for continued listing and may be delisted from the NYSE Amex or the TSX, or both. It is possible that the CGC Shares would continue to trade in the over-the-counter market and that price quotations would be reported by other sources. The extent of the public market for the CGC Shares and the availability of these quotations would depend, however, upon the number of holders of CGC Shares remaining at that time, the interests in maintaining a market in the CGC Shares on the part of securities firms, the possible termination of registration of the CGC Shares under the Exchange Act, as described below, and other factors.

In addition, CGC’s registration under the Exchange Act could be terminated upon application by CGC to the SEC if the CGC Shares are no longer listed on a securities exchange and there are fewer than 300 holders of record of the CGC Shares. The termination of the registration of the CGC Shares under the Exchange Act would substantially reduce the information required to be furnished by CGC to its stockholders and to the SEC. It would also make certain of the provisions of the Exchange Act, such as the short-swing profit recovery provisions of Section 16(b), the requirement of furnishing a proxy statement in connection with stockholders’ meetings, the related requirement of an annual report to stockholders, and the requirements of SEC Rule 13e-3 with respect to going private transactions, no longer applicable. See “The Offer—Plans for CGC.”

Timmins has not negotiated the price or terms of the Offer or the Proposed Merger with CGC’s board of directors, and CGC’s board of directors rejected a proposed merger on similar terms.

In evaluating the Offer, you should be aware that Timmins has not negotiated the price or terms of the Offer or the Proposed Merger with CGC, its board of directors or any special committee of its board. Timmins has requested that CGC’s board of directors approve a proposed merger on similar terms as the Offer and the Proposed Merger, but it has declined to do so. CGC’s board of directors will be required, under the rules of the SEC, to either make a recommendation, or state that it is neutral or is unable to take a position with respect to the Offer, and file with the SEC a solicitation/recommendation statement on Schedule 14D-9 describing its position, if any, and certain related information, no later than ten business days from the date of the distribution of this prospectus. CGC is also required to send you a copy of its Schedule 14D-9, which you should review carefully upon receipt.

Timmins’ acquisition of CGC could trigger certain provisions contained in CGC’s agreements with third parties that could permit such parties to terminate those agreements and could result in the payment of significant amounts to such third parties.

CGC may be a party to agreements that permit a counter-party to terminate an agreement or receive significant payments because the Offer or the Proposed Merger would cause a default or violate an anti-assignment, change of control or similar clause in such agreements. If this happens, Timmins may be required to pay significant amounts to such counter-party and may have to seek to replace that agreement with a new agreement or make additional payments under such agreements. However, Timmins may be unable to replace a terminated agreement on comparable terms or at all. Depending on the importance of such agreement to CGC’s business, the failure to replace a terminated agreement on similar terms or at all, and requirements to pay additional amounts, may increase the costs to Timmins of operating CGC’s business or prevent Timmins from operating CGC’s business as currently conducted.

Certain of CGC’s employee benefit plans or agreements contain change of control clauses providing for compensation to be granted to certain members of CGC senior management either upon a change of control, or if, following a change of control, CGC terminates the employment relationship between CGC and these employees, or if these employees terminate the employment relationship because their respective positions with CGC have materially changed. If successful, the Offer would constitute a change of control of CGC, thereby giving rise to potential change of control payments.

Timmins has conducted a review of CGC’s publicly available information, but was not granted access to CGC’s non-public information. Therefore, if Timmins acquires CGC, Timmins may be subject to unknown liabilities of CGC which may have a material adverse effect on Timmins’ profitability, financial condition and results of operations.

To date, Timmins has conducted a due diligence review of CGC’s publicly available information, and its representatives conducted a site visit to CGC’s El Chanate mine in August 2010. CGC has not permitted Timmins to have access to its books and records. See “Background and Reasons for the Offer and Proposed Merger—Background of the Offer and Proposed Merger.” Although Timmins believes that it has been prudent in its investigation to date, Timmins’ investigation is limited by its nature and Timmins may face an unavoidable level of risk regarding any undisclosed or unknown liabilities of, or issues concerning, CGC. The consummation of the Offer may constitute a default, or an event that, with or without notice or lapse of time or both, would constitute a default, or result in the termination, cancellation, acceleration or other change of any right or obligation (including, without limitation, any payment obligation) under agreements of CGC that are not publicly available and to which we have not been granted access. As a result, after the consummation of the Proposed Merger, Timmins may discover that it has acquired substantial undisclosed liabilities of CGC, which may have a material adverse effect on Timmins’ profitability, financial condition and results of operations.

In respect of all information relating to CGC presented in, incorporated by reference into or omitted from, this prospectus/offer to exchange, Timmins has relied upon publicly available information, including information publicly filed with the SEC. Although Timmins has no knowledge that would indicate that any statements contained in this prospectus/offer to exchange regarding CGC’s condition, including its financial or operating condition, based upon such publicly filed reports and documents are inaccurate, incomplete or untrue, Timmins was not involved in the preparation of such information and statements. Any financial, operating or other information regarding CGC that may be detrimental to Timmins following Timmins’ acquisition of CGC that has not been publicly disclosed by CGC, or errors in Timmins’ estimates due to the lack of cooperation from CGC, may have an adverse effect on Timmins’ financial condition or the benefits Timmins expects to achieve through the consummation of the Offer.

Future results of the combined company may differ materially from the Unaudited Pro Forma Consolidated Financial Statements of Timmins and CGC presented in this prospectus/offer to exchange.

The future results of Timmins, as the combined company following the consummation of the Proposed Merger, may be materially different from those shown in the Unaudited Pro Forma Consolidated Financial Statements presented in this prospectus/offer to exchange, which show only a combination of Timmins’ and CGC’s historical results after giving effect to the acquisition by CGC of Nayarit Gold and to the Proposed Merger. Timmins has estimated that it will record approximately $5 million in transaction expenses, as described in the notes to the Unaudited Pro Forma Consolidated Financial Statements included in this prospectus/offer to exchange. In addition, the final amount of any charges relating to acquisition accounting adjustments that Timmins may be required to record will not be known until following the closing of the Proposed Merger. These and other expenses and charges may be higher or lower than estimated.

Whether or not the Offer and the Proposed Merger are consummated, the announcement and pendency of the Proposed Merger could impact or cause disruptions in CGC’s business, which could have an adverse effect on CGC’s business and results of operations.

Whether or not the Offer and the Proposed Merger are consummated, the announcement and pendency of the Offer and the Proposed Merger could cause disruptions in or otherwise negatively impact CGC’s business and results of operations. Possible impacts include:

•	CGC’s employees may experience uncertainty about their future roles with the combined company, which might adversely affect CGC’s ability to retain and hire key personnel and other employees;

•

the attention of CGC’s management may be directed toward the completion of the Proposed Merger and transaction-related considerations and may be diverted from the day-to-day operations and pursuit of other opportunities that could be beneficial to CGC’s business; and

•	business partners may seek to modify or terminate their business relationships with CGC.

These disruptions could be exacerbated by a delay in the consummation of the Offer and the Proposed Merger and could have an adverse effect on CGC’s business, results of operations or prospects if the Offer and the Proposed Merger are not consummated.

Timmins must obtain governmental and regulatory consents to consummate the Offer, which, if delayed, not granted or granted with unacceptable conditions, may jeopardize or delay the Offer, result in additional expenditures of money and resources and/or reduce the anticipated benefits of the combination contemplated by the Offer.

The Offer is conditioned on the receipt of all necessary or advisable (at Timmins’ sole discretion) governmental and regulatory authorizations, consents, orders and approvals or the termination of any necessary or advisable (at Timmins’ sole discretion) waiting periods, including the expiration or termination of the applicable waiting periods under the HSR Act, the approval of the Mexican Antitrust Commission and any other requisite clearances and/or approvals under any other federal, state or foreign antitrust, competition or other regulatory law having been obtained. If Timmins does not receive these approvals, or does not receive them on terms that satisfy the conditions set forth in this prospectus/offer to exchange, then Timmins will not be obligated to accept the CGC Shares for exchange in the Offer.

The governmental agencies from which Timmins will seek these clearances and/or approvals or waiting period terminations have broad discretion in administering the governing regulations. As a condition to their approval of the transactions or termination of the waiting periods contemplated by this prospectus/offer to exchange, agencies may impose requirements, limitations or costs or require divestitures or place restrictions on the conduct of the combined company’s business. These requirements, limitations, costs, divestitures or restrictions could jeopardize or delay the consummation of the Offer or may reduce the anticipated benefits of the combination contemplated by the Offer. Further, the required clearances and/or approvals and waiting period terminations may not be obtained or the required conditions to the Offer may not be satisfied and, even if all required clearances and/or waiting period terminations are obtained and the conditions to the consummation of the Offer are satisfied, Timmins cannot predict the terms, conditions and timing of the approvals. If Timmins agrees to any material requirements, limitations, costs, divestitures or restrictions in order to obtain any approvals or waiting period terminations required to consummate the Offer, these requirements, limitations, additional costs or restrictions could adversely affect the two companies’ ability to integrate their operations or reduce the anticipated benefits of the combination contemplated by the Offer. This could result in a failure to complete the Offer and the Proposed Merger or have a material adverse effect on the business and results of operations of the combined company. Please see the section entitled “The Offer—Conditions of the Offer” for a discussion of the conditions of the Offer and the section entitled “The Offer—Certain Legal Matters; Regulatory Approvals” for a description of the regulatory approvals necessary in connection with the Offer and the Proposed Merger.

Because Timmins is a Canadian company, certain civil liabilities and judgments may not be enforceable against it.

Timmins is incorporated under the laws of British Columbia, Canada. Most of Timmins’ officers and directors and most of the experts named elsewhere in this prospectus/offer to exchange are residents of Canada. A portion of Timmins’ assets and the assets of these persons are located outside of the United States. As a result, it may be difficult for a shareholder to initiate a lawsuit within the United States against these non-U.S. residents, or to enforce in the United States judgments that are obtained in a U.S. court against Timmins or these persons. It may also be difficult for shareholders to enforce a U.S. judgment in Canada, or to succeed in a lawsuit in Canada, based solely on violations of U.S. securities laws.

As a foreign private issuer, Timmins will be subject to reporting obligations that are not as frequent and, in some respects, not as rigorous as those of U.S. companies.

Timmins is a foreign private issuer, and upon the completion of this offering will be exempt from the U.S. rules under Section 14 of the Exchange Act, prescribing the furnishing and content of proxy statements, and its officers, directors and principal shareholders will be exempt from the reporting and short-swing profit disclosure and recovery provisions contained in Section 16 of the Exchange Act. In addition, as a foreign private issuer we will not be required to file Exchange Act quarterly reports on Form 10-Q or to file Form 8-K current reports. Instead, we will furnish reports regarding quarterly information and current events to the SEC on Form 40-F and Form 6-K. In addition, Timmins is not subject to Section 404 of the Sarbanes-Oxley Act of 2002, and therefore our internal control requirements are governed by Canadian law and our auditors are not required to provide the annual attestation report on internal control over financial reporting provided by most U.S. public companies.

You may be unable to assert a claim against CGC’s or Nayarit Gold’s independent public accountants under Section 11 of the Securities Act.

Section 11(a) of the Securities Act provides that if part of a registration statement at the time it becomes effective contains an untrue statement of a material fact or omits a material fact required to be stated therein or necessary to make the statements therein not misleading, any person acquiring a security pursuant to such registration statement (unless it is proved that at the time of such acquisition such person knew of such untruth or omission) may assert a claim against, among others, any accountant or expert who has consented to be named as having certified any part of the registration statement or as having prepared any report for use in connection with the registration statement. Although audit reports were issued on CGC’s and Nayarit Gold’s respective financial statements and are included in CGC’s filings with the SEC, neither CGC’s nor Nayarit Gold’s auditors have permitted the use of their reports in Timmins’ registration statement of which this prospectus/offer to exchange forms a part. Timmins is requesting and has, as of the date hereof, not received the consent of such independent public accountants. In reliance on Rule 437 under the Securities Act, the registration statement has been filed without including a written consent from CGC’s and Nayarit Gold’s auditors with respect to CGC’s and Nayarit Gold’s respective audited financial statements. Accordingly, you may not be able to assert a claim against CGC’s or Nayarit Gold’s independent public accountants under Section 11 of the Securities Act.

Risk Factors Relating to Timmins Shares

Timmins does not intend to pay dividends for the foreseeable future.

Timmins has never declared or paid any cash dividends on the Timmins Shares and does not intend to pay any cash dividends in the foreseeable future. Timmins anticipates that it will retain all of its future earnings for use in the development of its business and for general corporate purposes. Any determination to pay dividends in the future will be at the discretion of Timmins’ board of directors. In addition, from time to time Timmins may enter into agreements that restrict its ability to pay dividends. Accordingly, investors must rely on sales of their Timmins Shares after price appreciation, which may never occur, as the only way to realize any future gains on their investments.

The price of Timmins Shares may be volatile.

The trading price of Timmins Shares has been and may continue to be subject to material fluctuations and may increase or decrease in response to a number of events and factors, including:

•	changes in the market price of the commodities Timmins sells and purchases, particularly gold and silver;

•	current events affecting the economic situation and exchange rates in Canada, the United States, Mexico and internationally;

•	changes in financial estimates and recommendations by securities analysts;

•	acquisitions and financings;

•	quarterly variations in operating results;

•	the operating and share price performance of other companies that investors may deem comparable;

•	the issuance of additional equity securities by Timmins or the perception that such issuance may occur; and

•	purchases or sales of blocks of the Timmins Shares.

Part of this volatility may also be attributable to the current state of the stock market, in which wide price swings are common. This volatility may adversely affect the prices of Timmins Shares regardless of Timmins’ operating performance and could cause the market price of Timmins Shares to decline.

Timmins Shares may not be listed on a national stock exchange in the United States and may only be listed in Canadian dollars.

We intend to apply to list our common shares on the NYSE Amex, and it is a condition to the consummation of this Offer that our common shares, including the shares issued in connection with this Offer, will be listed on the NYSE Amex upon the consummation of this Offer. We intend to take such actions as are required to satisfy the listing requirements of the NYSE Amex, but the listing of our common shares may not be approved. In the event that our listing application is not approved and we elect to waive the condition that the Timmins Shares be listed on the NYSE Amex in connection with this Offer, our common shares will not be listed on a national stock exchange in the United States. Currently, Timmins Shares are listed on the TSX Venture Exchange, which could result in a less liquid trading market than might be available if the Timmins Shares were listed on a U.S. national securities exchange, thereby increasing the costs associated with trading the Timmins Shares. In addition, Timmins Shares trade in Canadian dollars, and holders of Timmins Shares, including those obtaining such shares in connection with the Offer, will receive Canadian dollars upon a disposition of their Timmins Shares. The rate at which such holders can exchange Canadian dollar proceeds for U.S. dollars, should they choose to do so, is subject to change based on market factors that are beyond Timmins’ control.

Timmins may issue additional equity securities which may reduce Timmins’ earnings per share.

Timmins has in the past issued and may continue to issue equity securities to finance its activities, including in order to finance working capital requirements, capital expenditures and acquisitions. If Timmins issues additional Timmins Shares, your percentage ownership of Timmins will decrease and you may experience dilution in Timmins’ earnings per share. Moreover, as Timmins’ intention to issue any additional equity securities becomes publicly known, the Timmins Share price may be materially and adversely affected.

If securities analysts or industry analysts downgrade Timmins Shares, publish negative research or reports, or do not publish reports about Timmins’ business, the price of and trading volume of Timmins Shares could decline.

The trading market for Timmins Shares will be influenced by the research and reports that industry or securities analysts publish about Timmins, its business and its market. If one or more analysts adversely change their recommendation regarding Timmins Shares or its competitors’ securities, the price of Timmins Shares would likely decline. If one or more analysts cease covering or fail to regularly publish reports about Timmins, it could lose visibility in the financial markets, which in turn could cause its share price or trading volume to decline. In addition, Timmins Share price could be adversely affected by negative stories written or broadcast about it.

Holders of Timmins Shares may experience dilution when outstanding options and warrants are exercised, or as a result of additional securities offerings.

There are a number of outstanding options and warrants pursuant to which additional Timmins Shares may be issued in the future. Exercise of such options and warrants may result in dilution to Timmins shareholders. In addition, if Timmins raises additional funds through the sale of equity securities, shareholders may have their investment further diluted.

Risk Factors Relating to Timmins’ Business

Timmins’ revenue is derived primarily from the sale of gold, and therefore decreases in the price of gold may cause Timmins’ revenue to decrease substantially.

The majority of Timmins’ revenue is derived from the sale of gold, and therefore fluctuations in the price of gold represent one of the most significant factors affecting Timmins’ operations and profitability. To a lesser extent, Timmins also generates revenue from other by-product or co-product metals, such as silver. The price of gold and other commodities has fluctuated widely in recent years and is affected by numerous factors beyond Timmins’ control, including:

•	levels of supply and demand;

•	global or regional consumptive patterns;

•	sales by government holders;

•	metal stock levels maintained by producers and others;

•	increased production due to new mine developments and improved mining and production methods;

•	speculative activities;

•	inventory carrying costs;

•	availability and costs of metal substitutes;

•	international economic and political conditions;

•	interest rates;

•	currency values; and

•	inflation.

The market price of gold and other metals may decline from current levels. Declining market prices for gold or other metals could materially adversely affect Timmins’ operations and profitability. Further, a decline in the market price of gold may also require Timmins to write-down its mineral reserves, which would have a material adverse effect on its earnings and profitability. Timmins currently does not enter into forward contracts with respect to or otherwise hedge its potential future gold sales.

Timmins’ inability to access additional capital could have a negative impact on its growth strategy.

Timmins currently has limited financial resources and operating income, and adequate funding may not be available to further its exploration and development projects. Timmins may need to raise additional capital to fund its operations, and such capital may not be available on commercially acceptable terms, if at all. If Timmins is unable to obtain additional capital on commercially acceptable terms, Timmins may be forced to reduce or curtail its operations or its anticipated exploration activities. Although Timmins has been successful in the past in financing its activities through the sale of equity securities, it may not be able to obtain sufficient financing in the future. Our ability to arrange additional financing in the future will depend, in part, on the prevailing capital market conditions as well as the business performance of Timmins.

Timmins operates in a highly competitive industry with many large competitors, and it expects that competition may intensity in the future.

The gold mining industry is intensely competitive, and Timmins competes with other companies that have greater financial and human resources and technical facilities. Competition is primarily for mineral-rich properties which can be developed and produced economically; the technical expertise to find, develop, and produce such properties; the labor and equipment to operate such properties; and the capital to finance the development of such properties. Many of Timmins’ competitors not only explore for and mine precious metals, but conduct refining and marketing operations on a worldwide basis and have far greater financial and technical resources than Timmins. In addition, the high price of gold is encouraging new entrants to start competing companies and established companies to expand gold mining operations significantly. Such competition may result in Timmins being unable to acquire desired properties, recruit or retain qualified employees or acquire the capital necessary to fund its operations and develop its properties, which could have an adverse effect on our results.

Timmins has a limited operating history and therefore cannot ensure the long-term successful operation of its business or the execution of its business plan.

Timmins was incorporated on March 17, 2005 and commenced commercial production on April 1, 2010. As a result, Timmins has a very limited operating history upon which you may evaluate its proposed business and prospects. Timmins existing and proposed business operations will be subject to numerous risks, uncertainties, expenses and difficulties associated with early stage extractive operations and the exploration and development of new mining properties, as more fully described elsewhere herein. You should consider the Offer in light of these risks, uncertainties, expenses and difficulties.

Timmins’ is subject to particular risks associated with doing business in Mexico, any of which could result in additional costs to Timmins and cause its operating results to suffer.

Timmins’ only operating mine and all of its exploration properties are located in Mexico. In the past, Mexico has been subject to a number of risks and uncertainties, including:

•	terrorism and hostage taking;

•	expropriation or nationalization without adequate compensation;

•	difficulties enforcing judgments obtained in Canadian or United States courts against assets located outside of those jurisdictions;

•	labor unrest;

•	high rates of inflation;

•	changes to royalty and tax regimes;

•	substantial fluctuations in currency exchange rates;

•	volatile local political and economic developments;

•	difficulty understanding and complying with the regulatory and legal framework respecting the ownership and maintenance of mineral properties, mines and mining operations; and

•	difficulty obtaining key equipment and components for equipment.

Any of these factors, among others, may cause changes in the existing business or regulatory environment in Mexico with respect to mineral exploration and mining activities, which could result in additional costs to Timmins and thereby cause its operating results to suffer. In addition, the enforcement by Timmins of its legal rights to exploit its properties may not be recognized by the government of Mexico or by its court system. These risks, along with any variation from the current regulatory, economic and political climate may limit or disrupt Timmins’ operations, restrict the movement of funds or result in the deprivation of contractual rights.

Timmins’ business is subject to various governmental regulations, and compliance with these regulations may cause Timmins to incur significant expenses. If Timmins fails to maintain compliance with applicable regulations, it may be forced to pay fines, be subject to civil penalties or be forced to temporarily halt or cease operations.

Timmins’ business is subject to a variety of federal, state, provincial and local laws and regulations in Mexico and Canada, including:

•	environmental protection;

•	management and use of toxic substances and explosives;

•	management of natural resources;

•	exploration, development, production and post-closure reclamation of mines;

•	imports and exports;

•	price controls or production restrictions;

•	taxation;

•	mining royalties;

•	labor standards and occupational health and safety, including mine safety; and

•	historical and cultural preservation.

Timmins’ activities relating to the San Francisco Mine are subject to, among other things, regulations promulgated by SEMARNAP, Mexico’s environmental protection agency; DGM, the Mexican Department of Economy—Director General of Mines; and the regulations of CONAGUA, the Comision National del Aqua with respect to water rights. Mexican regulators have broad authority to shut down and/or levy fines against facilities that do not comply with regulations or standards.

The costs associated with compliance with these laws and regulations are substantial and possible future laws and regulations, changes to existing laws and regulations or more stringent enforcement of current laws and regulations by governmental authorities, could cause additional expense, capital expenditures, restrictions on or suspensions of Timmins’ operations and delays in the development of its properties. Moreover, these laws and regulations may allow governmental authorities and private parties to bring lawsuits based upon damages to property and injury to persons resulting from the environmental, health and safety impacts of Timmins’ past and current operations, or possibly even those actions of parties from whom Timmins acquired its properties, and could lead to the imposition of substantial fines, penalties or other civil or criminal sanctions. It is difficult to strictly comply with all regulations imposed on Timmins, and even with the application of considerable care Timmins may inadvertently fail to comply with certain laws. Such events can lead to fines, penalties, loss, reduction or expropriation of entitlements, the imposition of additional local or foreign parties as joint venture partners and other material negative impacts on Timmins.

If Timmins is unable to hire, train, deploy and manage qualified personnel in a timely manner, particularly in Mexico, its ability to manage and grow its business will be impaired.

Recruiting and retaining qualified personnel is critical to Timmins’ success. Timmins is dependent on the services of key executives including our President and Chief Executive Officer and other highly skilled and experienced executives and personnel focused on managing Timmins’ interests. The number of persons skilled in acquisition, exploration and development of mining properties is limited and competition for such persons is intense. As Timmins’ business activity grows, Timmins will require additional key financial, administrative and mining personnel as well as additional operations staff, particularly in Mexico. Timmins may not be successful in attracting, training and retaining qualified personnel as competition for persons with these skill sets increases. If Timmins is not successful in attracting, training and retaining qualified personnel, the efficiency of its operations could be impaired, which could have an adverse impact on its future cash flows, earnings, results of operations and financial condition.

It may be particularly difficult to find or hire qualified personnel in the mining industry who are situated in Mexico, to obtain all of the necessary services or expertise in Mexico, or to conduct operations on Timmins’ projects at reasonable rates. If qualified personnel cannot be obtained in Mexico, Timmins may need to obtain those services outside of Mexico, which will require work permits and compliance with applicable laws and could result in delays and higher costs to Timmins.

Timmins may be unable to obtain or renew required government permits, or may only be able to do so at significant expense, which may harm its operating results.

In the ordinary course of business, Timmins is required to obtain and renew governmental permits and licenses for the operation and expansion of existing operations or for the development, construction and commencement of new operations. Obtaining or renewing the necessary governmental permits and licenses is a complex and time-consuming process, often involving public hearings and costly undertakings on Timmins’ part.

The duration and success of Timmins’ efforts to obtain and renew permits and licenses are contingent upon many variables not within its control, including the interpretation of applicable requirements implemented by the permitting authority. Timmins may not be able to obtain or renew permits or licenses that are necessary to its operations, or the cost to obtain or renew permits or licenses may exceed what Timmins believes it can recover from a given property once in production. Any unexpected delays or costs associated with the permitting and licensing process, including challenges to the terms of such permits or licenses, whether successful or unsuccessful, could delay the development or impede the operation of a mine, which could adversely impact Timmins’ operations and profitability.

In order for Timmins to carry out its mining activities, its exploitation licenses must be kept current. There is no guarantee that Timmins’ exploitation licenses will be extended or that new exploitation licenses will be granted. In addition, such exploitation licenses could be changed and applications to renew existing licenses may not be approved. Timmins may also be required to contribute to the cost of providing the required infrastructure to facilitate the development of its properties, and will also be required to obtain and comply with permits and licenses that may contain specific conditions concerning operating procedures, water use, waste disposal, spills, environmental studies, abandonment and restoration plans and financial assurances. Timmins may not be able to comply with any such conditions.

Failure to discover new reserves, maintain or enhance existing reserves or develop new operations could negatively affect Timmins future results and financial condition.

The long-term operation of Timmins’ business and its profitability is dependent, in part, on the cost and success of its exploration and development programs. Most of Timmins’ properties are in the exploration and development stages and only the San Francisco Property has a mineralization considered a probable mineral reserve pursuant to CIM standards. Mineral exploration and development involves a high degree of risk and few properties that are explored are ultimately developed into producing mines. Timmins’ mineral exploration and development programs may not result in any discoveries of bodies of commercially viable mineralization, and even if commercial quantities of mineralization are discovered, we may not be able to bring the mineral property into commercial production. Development of Timmins’ mineral properties will follow only upon obtaining satisfactory exploration results. Discovery of mineral deposits is dependent upon a number of factors, not the least of which is the technical skill of the exploration personnel involved. The commercial viability of a mineral deposit once discovered is also dependent upon a number of factors, some of which are the particular attributes of the deposit (such as size, grade and proximity to infrastructure), metal prices, anticipated capital and operating costs and government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals and environmental protection. Most of the above factors are beyond Timmins’ control. As a result, Timmins’ acquisition, exploration and development programs may not yield new reserves to replace or expand current reserves. Unsuccessful exploration or development programs could have a material adverse impact on Timmins’ operations and profitability.

In addition, Timmins’ ability to sustain its present levels of gold production is dependent upon the identification of additional reserves at the San Francisco Property. If we are unable to develop new ore bodies, we may not be able to sustain or increase present production levels. Reduced production would have a material and adverse impact on future cash flows, results of operations and financial condition.

Timmins is subject to various operating risks and hazards associated with its exploration and mining operations, any of which could cause it to incur substantial expenses or affect the economic feasibility of its projects. Timmins may be unable to insure against such risks, or to insure against such risks at a reasonable cost.

The ownership, operation and development of a mine or mineral property involves many risks which even a combination of experience, knowledge and careful evaluation may not be able to overcome. These risks include:

•	environmental hazards;

•	industrial accidents, explosions and third party accidents;

•	the encountering of unusual or unexpected geological formations;

•	ground falls, rock bursts, cave-ins and seismic activity including earthquakes;

•	fires and flooding;

•	metallurgical and other processing problems, including the availability and costs of processing and refining facilities;

•	availability of economic sources of power;

•	variations in grade, deposit size, density and other geological problems;

•	unanticipated adverse geotechnical conditions;

•	incorrect data on which engineering assumptions are made;

•	mechanical equipment performance problems;

•	unavailability or significant changes in the cost of materials and equipment including fuel;

•	labor force disruptions;

•	title claims, including aboriginal land claims;

•	unanticipated transportation costs; and

•	periodic interruptions due to inclement or hazardous weather conditions.

These occurrences could result in:

•	environmental damage and liabilities;

•	work stoppages, delayed production and resultant losses;

•	increased production costs;

•	damage to, or destruction of, mineral properties or production facilities and resultant losses;

•	asset write downs;

•	monetary losses;

•	claims for compensation of loss of life and/or damages in connection with accidents that occur on company property, and punitive awards in connection with those claims; and

•	other liabilities.

These factors, among others, may cause anticipated capital and operating costs, production and economic returns, or other estimates to differ significantly from Timmins’ actual capital and operating costs. It is not always possible to fully insure against such risks and Timmins may decide not to insure against such risks due to high premiums or for other reasons. Should any such uninsured liabilities arise, they could adversely impact Timmins’ profitability.

Timmins’ operations are dependent on the accessibility and reliability of existing local infrastructure, and its exploration activities are dependent upon adequate infrastructure being available in the future.

Mining, processing, development and exploration activities depend, to one degree or another, on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important determinants, which affect capital and operating costs. The lack of availability on acceptable terms or the delay in the availability of any one or more of these items could prevent or delay exploitation or development of Timmins’ projects. If adequate infrastructure is not available in a timely manner, the exploitation or development of Timmins’ projects may not be commenced or completed on a timely basis, if at all. In addition, the resulting operations may not achieve the anticipated production volume, or the construction costs and ongoing operating costs associated with the exploitation and/or development of Timmins’ advanced projects will be higher than anticipated. In addition, unusual or infrequent weather phenomena, sabotage, government or other interference in the maintenance or provision of such infrastructure could adversely affect Timmins’ operations and profitability.

Timmins is subject to extensive environmental regulation, and any failure of compliance could result in fines or government sanctions, civil liabilities and damage to its reputation.

All phases of Timmins’ operations are subject to environmental laws and regulations. These laws and regulations set certain standards regarding health and environmental quality, and provide for penalties and other liabilities for violations, as well as obligations to rehabilitate current and former properties in certain circumstances. Furthermore, operating permits could be temporarily withdrawn where there is evidence of serious breaches of health and safety, or even permanently, in the case of extreme breaches. Significant liabilities could be imposed on Timmins for damages, clean-up costs or penalties in the event of certain discharges into the environment, environmental damage caused by previous owners of acquired properties or noncompliance with environmental laws. In addition, environmental legislation in Mexico is generally evolving in a manner which will require stricter standards and will be subject to increased enforcement, fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. Such changes in environmental regulation, if any, may adversely impact Timmins’ operations and profitability.

Land reclamation requirements may be burdensome.

Land reclamation requirements are generally imposed on companies with mining operations in order to minimize the long term effects of land disturbance, and Timmins is subject to such requirements at its mineral properties. Reclamation obligations include requirements to:

•	control dispersion of potentially harmful effluents; and

•	reasonably re-establish pre-disturbance land forms and vegetation.

In order to carry out reclamation obligations arising from exploration and development activities, Timmins must allocate financial resources that might otherwise be spent on further exploration and development programs. If Timmins is required to carry out unanticipated reclamation work, its financial position could be adversely affected.

Timmins production and exploration depend on its ownership of, or control over, the properties on which it operates, and maintaining existing property rights or obtaining new rights is a highly competitive and costly process.

Timmins’ ability to carry out successful mining activities will depend in part on its ability to obtain tenure to its properties to the satisfaction of international lending institutions. The issue of any such licenses must be in accordance with Mexican law and, in particular, relevant mining legislation. The validity of mining or exploration titles or claims or rights, which constitute most of Timmins’ property holdings, can be uncertain and may be contested. Timmins has used reasonable commercial efforts to investigate its title or claims to its various properties and, to its knowledge, except where it has otherwise identified, those titles or claims to material properties are in good standing. However, Timmins has not conducted surveys of all the claims in which it holds direct or indirect interests and therefore, the precise area and location of such claims may be in doubt. Timmins’ properties may also be subject to prior unregistered liens, agreements or transfers, native land claims or undetected title defects. The Mexican government may revoke or significantly alter the conditions of the applicable exploration and mining titles or claims, and such exploration and mining titles or claims may be challenged or impugned by third parties, which could materially impact Timmins’ rights to its various properties or interests. Title insurance is generally not available for mining properties, and Timmins’ ability to ensure that it has obtained secure claims to individual mineral properties or mining concessions may be severely constrained.

Mines have limited lives and, as a result, Timmins continually seeks to replace and expand reserves through the acquisition of new properties. In addition, there is a limited supply of desirable mineral lands available in areas where Timmins would consider conducting exploration and/or production activities. Because Timmins faces strong competition for new properties from other mining companies, some of which have greater financial resources than it does, Timmins may be unable to acquire attractive new mining properties on terms that it considers acceptable. Competition in the mining business for limited sources of capital could adversely impact Timmins’ ability to acquire and develop suitable mines, developmental projects or properties having significant exploration potential. As a result, Timmins’ acquisition and exploration programs may not yield new mineral reserves to replace or expand current mineral reserves.

The process of estimating mineral reserves and resources is subject to inherent uncertainties, and reported reserves may not accurately reflect the economic viability of Timmins’ properties.

There is a degree of uncertainty attributable to the calculation of mineral reserves and mineral resources. Until mineral reserves or mineral resources are actually mined and processed, the quantity of mineral and reserve grades must be considered as estimates only. Levels of metals indicated by such mineral reserves or mineral resources may not be produced, and Timmins may not receive the price assumed in determining its reserves. These estimates are expressions of judgment based on knowledge, mining experience, analysis of drilling results and industry practices. Valid estimates made at a given time may significantly change when new information becomes available. While Timmins believes that the reserve and resource estimates included in this prospectus/offer to exchange are well established and reflect management’s best estimates, by their nature reserve and resource estimates are imprecise and depend, to a certain extent, upon analysis of drilling results and statistical inferences that may ultimately prove unreliable.

Furthermore, fluctuations in the market price of metals, as well as increased capital or production costs or reduced recovery rates may render ore reserves uneconomic and may ultimately result in a reduction of reserves. The extent to which resources may ultimately be reclassified as proven or probable reserves is dependent upon the demonstration of their profitable recovery. The evaluation of reserves or resources is always influenced by economic and technological factors, which may change over time. Resource estimates may not ultimately be reclassified as proven or probable reserves. If Timmins’ reserve or resource figures are inaccurate or are reduced in the future, this could have an adverse impact on its future cash flows, earnings, results of operations and financial condition.

In estimating its reserves and resources, Timmins relies on laboratory-based recovery models to project estimated recoveries by ore type at optimal crush sizes. Actual gold recoveries in a commercial heap leach operation may exceed or fall short of projected laboratory test results. In addition, the grade of mineralization ultimately mined may differ from the one indicated by the drilling results and the difference may be material. Production can be affected by such factors as permitting regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations, inaccurate or incorrect geological, metallurgical or engineering work and work interruptions, among other things. Short term factors, such as the need for an orderly development of deposits or the processing of new or different grades, may have an adverse effect on mining operations or the results of those operations. Minerals recovered in small scale laboratory tests may not be duplicated in large scale tests under on-site conditions or in production-scale operations. Material changes in proven and probable reserves or resources, grades, waste-to-ore ratios or recovery rates may affect the economic viability of projects. The estimated proven and probable reserves and resources Timmins discloses should not be interpreted as assurances of mine life or of the profitability of future operations.

Timmins has engaged expert independent technical consultants to advise it on, among other things, mineral reserves and resources and project engineering at the San Francisco Mine. Timmins believes these experts are competent and that they have and will carry out their work in accordance with all internationally recognized industry standards. If, however, the work conducted and to be conducted by these experts is ultimately found to be incorrect or inadequate in any material respect, Timmins may experience delays and increased costs.

The process of estimating future mine production and related costs is subject to inherent uncertainties, and actual results may differ materially from such estimates.

Timmins periodically prepares estimates of future mine production and future production costs for the San Francisco Mine. Timmins cannot assure you that it will achieve these production estimates. These production estimates are dependent on, among other things, the accuracy of underlying mineral reserve estimates; the accuracy of assumptions regarding ore grades and recovery rates, ground conditions and physical characteristics of ores; equipment and mechanical availability; labor availability; facilities and infrastructure; having sufficient materials and supplies on hand; and the accuracy of estimated rates and costs of mining and processing. Failure to achieve production estimates could have a material and adverse effect on any or all of Timmins’ future cash flows, results of operations and financial condition.

Timmins’ actual production and costs may vary from its estimates for a variety of reasons, including actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; short-term operating factors, such as the need for sequential development of ore bodies and the processing of new or different ore grades from those planned; and the risks and hazards associated with mining described above under “—Timmins is subject to various operating risks and hazards associated with its exploration and mining operations, any of which could cause it to incur substantial expenses or affect the economic feasibility of its projects. Timmins may be unable to insure against such risks, or to insure against such risks at a reasonable cost.” In addition, metal recoveries in small scale laboratory tests may not be duplicated in larger scale tests under on-site conditions or during production, and known and experienced recoveries may not continue. Costs of production may also be affected by changing stripping ratios, ore grade metallurgy, labor costs, costs of supplies and services (such as, for example, fuel and power), general inflationary pressures and currency exchange rates. Failure to achieve cost estimates could have a material and adverse effect on any or all of Timmins’ future cash flows, results of operations and financial condition.

The expansion and development of Timmins’ mining properties is uncertain and subject to risk.

The development of Timmins’ properties that are found to be economically feasible will require the expansion and improvement of existing mining operations, as well as the construction and operation of additional mines, processing plants and related infrastructure. As a result, Timmins is subject to all of the risks associated with establishing and expanding mining operations and business enterprises including:

•	the timing and cost, which will be considerable, of the construction of additional mining and processing facilities;

•	the availability and costs of skilled labor, power, water, transportation and mining equipment;

•	the availability and cost of appropriate smelting and/or refining arrangements;

•	the need to obtain necessary environmental and other governmental approvals, permits and licenses, and the timing of those approvals, permits and licenses; and

•	the availability of funds to finance construction and development activities.

It is not unusual in new mining operations to experience unexpected problems and delays during the construction and development of a mine. In addition, delays in the commencement or expansion of mineral production often occur and, once commenced or expanded, the production of a mine may not meet expectations or estimates set forth in feasibility or other studies. Accordingly, Timmins may not be able to successfully develop and expand mining operations or profitably produce precious metals at its exploration or development-stage properties.

Timmins’ results may be negatively affected by currency exchange rate fluctuations.

Fluctuations in currency exchange rates, particularly the weakening or strengthening of the U.S. dollar (being the currency in which Timmins’ products are sold) against the Mexican peso (being the currency in which the majority Timmins’ capital and operating costs are incurred), or the fluctuation of either currency against the Canadian dollar (being the currency in which Timmins reports its consolidated financial results) could have a significant impact on Timmins’ results of operations. Timmins does not currently have a formal policy of actively managing such currency fluctuations, and therefore, such fluctuations may have a significant impact on its financial results in any given period.

Some of Timmins’ directors and officers have interests that may be different than Timmins’ interests.

Some of Timmins’ directors and officers are engaged and will continue to be engaged in the search for additional business opportunities on behalf of other companies, and situations may arise where these directors and officers will be in direct competition with Timmins. Conflicts, if any, will be dealt with in accordance with the relevant provisions of the BCBCA. Some of Timmins’ directors and officers are or may become directors or officers of other companies engaged in other business ventures. In order to avoid potential conflicts of interest which may arise between the directors and officers’ duties to Timmins and their duties to other companies, Timmins’ directors and officers have agreed to the following:

•	participation in other business ventures will be allocated on the basis of prudent business judgment and the relative financial abilities and needs of the companies to participate;

•	no commissions or other extraordinary consideration will be paid to such directors and officers; and

•

business opportunities arising through other companies in which such directors and officers are involved will not be offered to Timmins except on the same or better terms than the basis on which they are offered to third party participants.

In addition, Timmins’ Corporate Governance and Nominating Committee has developed, and its board of directors has adopted, guidelines which require all directors to disclose all conflicts of interest and potential conflicts of interest to Timmins.

Timmins may pursue strategic transactions in the future, which could be difficult to implement, disrupt its business or change its business profile significantly.

Timmins will continue to consider opportunistic strategic transactions, which could involve acquisitions or dispositions of assets. Any future strategic transaction could involve numerous risks, including:

•	potential disruption of Timmins’ ongoing business and distraction of management;

•	difficulty integrating acquired businesses, such as CGC, or segregating assets to be disposed of;

•	exposure to unknown and/or contingent or other liabilities, including litigation arising in connection with the acquisition, disposition and/or against any businesses Timmins may acquire, and

•	changing Timmins’s business profile in ways that could have unintended consequences.

If Timmins enters into significant strategic transactions in the future, related accounting charges may affect its financial condition and results of operations, particularly in the case of any acquisitions. In addition, the financing of any significant acquisition may result in changes in its capital structure, including the incurrence of additional indebtedness. Conversely, any material disposition could reduce its indebtedness or require the amendment or refinancing of a portion of its outstanding indebtedness. Timmins may not be successful in addressing these risks or any other problems encountered in connection with any strategic transactions.

Risk Factors Relating to CGC’s Business.

You should read and consider risk factors specific to CGC’s business that will also affect the combined company after the Proposed Merger, described in Part I, Item 1A of CGC’s Annual Report on Form 10-K for the year ended July 31, 2010, which is incorporated by reference into this prospectus/offer to exchange. See “Where to Obtain More Information.” As described above, Timmins has not had the opportunity to conduct comprehensive due diligence on CGC and to evaluate fully the extent to which these risk factors will affect the combined company.

ADDITIONAL FACTORS TO BE CONSIDERED BY CGC STOCKHOLDERS

In deciding whether or not to tender the CGC Shares, CGC stockholders should consider the factors set forth under “Risk Factors” beginning on page 30 and “Forward-Looking Statements” on page 29 and the other factors set forth in this prospectus/offer to exchange. While Timmins believes the Offer and the Proposed Merger should be attractive to CGC stockholders, you should also consider the following matters:

•

As a shareholder of Timmins, your interest in the performance and prospects of CGC would only be indirect and in proportion to your share ownership in Timmins. You therefore may not realize the same financial benefits of future appreciation in the value of CGC, if any, that you may realize were the Offer and the Proposed Merger not completed and were you to remain a CGC stockholder.

•

Because this is an exchange offer, Timmins controls the conditions, timing and price of the Offer and the Proposed Merger and has reserved the right, subject to applicable law (including Rule 14e-1 under the Exchange Act) to unilaterally modify any of the terms of the Offer.

THE COMPANIES

Timmins

Timmins, a British Columbia corporation, is a resource company engaged in the acquisition, exploration and development and operation of gold properties in Mexico. Timmins was founded in 2005 and it commenced commercial production on April 1, 2010 at the San Francisco Mine in Sonora, Mexico.

Timmins is a corporation governed by the BCBCA. Timmins’ executive offices are headquartered at 609 Granville Street, Suite 520, Vancouver, British Columbia, Canada V7Y 1G5, and its telephone number is (604) 682-4002.

The name, business address, principal occupation or employment, five-year employment history and citizenship of each director and executive officer of Timmins and Offeror and certain other information is set forth on Annex A and Annex B, respectively, to this prospectus/offer to exchange. During the last five years, neither Timmins nor Offeror, nor, as determined by Timmins and Offeror after reasonable inquiry, any of the persons listed on Annex A and Annex B of this prospectus/offer to exchange, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

Offeror

Offeror, a Delaware corporation, is a wholly-owned subsidiary of Timmins. Offeror is newly formed, and was organized for the purpose of making the Offer and consummating the Proposed Merger. Offeror has engaged in no business activities to date and it has no material assets or liabilities of any kind, other than those incidental to its formation and those incurred in connection with the Offer and the Proposed Merger.

CGC

CGC is engaged in the mining, exploration and development of gold properties in Mexico. CGC’s primary focus is on the operation and development of the El Chanate project in Sonora, Mexico, and CGC also conducts gold exploration in other locations in Mexico.

CGC’s principal assets include:

•

ownership of 21 mining concessions located in the State of Sonora, Mexico totaling approximately 9,665 hectares (23,873 acres or 37.3 square miles), and the El Chanate Project operating on two of these concessions; and

•	control of approximately 104,000 hectares (257,000 acres) of mining concessions known as the Orion Project in the State of Nayarit, Mexico.

For the year ended July 31, 2010, CGC produced 55,746 ounces of gold and sold 54,304 ounces of gold, generating net sales of sales of $60.6 million. For the first quarter ended October 31, 2010, CGC produced 14,804 ounces of gold and sold 14,837 ounces of gold, generating net sales of $19.0 million.

CGC is a Delaware corporation with principal executive offices at 76 Beaver Street, 14th Floor, New York, NY 10005, and its telephone number is (212) 344-2785.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

The following discussion is based upon, should be read in conjunction with and is qualified by our consolidated financial statements and the accompanying notes included elsewhere in this prospectus/offer to exchange. Our financial statements have been prepared in accordance with Canadian GAAP, which differ from financial statements prepared in accordance with U.S. GAAP. For a further discussion of these differences, see note 16 to our audited financial statements included elsewhere in this prospectus/offer to exchange. Our fiscal year ends on March 31 of each year. References to “fiscal 2008,” mean the fiscal year ended March 31, 2008, references to “fiscal 2009,” mean the fiscal year ended March 31, 2009, references to “fiscal 2010,” mean the fiscal year ended March 31, 2010 and references to “fiscal 2011,” mean the current fiscal year that will end on March 31, 2011. The following discussion includes certain forward-looking statements. For a discussion of important factors, including the continuing development of our business and other factors which could cause actual results to differ materially from the results referred to in the forward-looking statements, see “Risk Factors” and “Forward-Looking Statements.”

Overview

We are a resource company engaged in the acquisition, exploration and development and operation of gold properties in Mexico. Since our inception, we have measured success through the growth in our mineral resources, in particular, our gold reserves and resources. We attained commercial production on April 1, 2010 at our gold mine, the San Francisco Mine in Sonora, Mexico. The ramp-up to full production at the San Francisco Mine is proceeding as planned.

Although we evaluate other opportunities as they are presented, our principal focus is to increase production at the San Francisco Mine to full capacity and generate positive cash flows from operations. The majority of plant and equipment necessary for operations are in place and operational. Funding to complete the commissioning of the San Francisco Mine, as well as to finance working capital, was provided in part through a $15.0 million loan from Sprott Asset Management LP, for and on behalf of certain of the Sprott funds, which we refer to as the “Gold Loan.” Working capital for ongoing operations at the San Francisco Mine was also supplemented by cash received from the exercise of warrants and options.

The current capital market volatility worldwide has impacted our operations. The effects encountered, particularly while we were in the process of raising the financing required to re-commission the San Francisco Mine included, but were not limited to, significant volatility in gold and other commodity prices, significant volatility in foreign exchange rates, depressed equity and costly credit markets, and increased time requirements to conclude any capital sourcing activities.

Management has prepared the consolidated financial statements on a going concern basis. However, should capital market volatility continue to erode investor and creditor confidence, should gold prices decline significantly or should the production targets not be met, our operations at the San Francisco Mine may not become or remain self-sustaining. Should this situation arise, we would have to reconsider our ability to continue as a going concern and our financial statements would be subject to material adjustments.

Revenue and Expenses

Since beginning commercial production on April 1, 2010, revenue, which will be used to fund operational expenses, will primarily reflect the metal recoveries achieved on the leach pads and the prevailing gold and silver prices. Prior to such date, revenue was solely derived from interest on our cash balances.

Substantially all of our operating expenses will be determined by the rate of mining and crushing of ore at the San Francisco Mine. General and administrative spending is typically fairly stable from month to month.

However, non-cash items, especially those relating to the expensing of stock options, the decision to write off exploration properties and the valuation of the embedded derivative in the Gold Loan may cause some fluctuations in pre-tax income on a monthly or quarterly basis.

Results of Operations

The following table summarizes our total assets, long-term debt, other long-term liabilities and shareholders’ equity as March 31, 2010, the end of our latest fiscal year, and as of September 30, 2010, the end of our latest quarter.

	As of March 31, 2010		As of September 30, 2010
Total Assets	C$	82,279,282	C$	97,764,305
Long-term Debt	C$	8,088,563		—
Other Long-term Liabilities	C$	1,035,590	C$	1,080,293
Shareholders’ Equity	C$	54,051,581	C$	64,285,521

Quarterly Comparison

The following is a summary of our unaudited financial results for the eight most recently completed quarters:

	Quarter Ended
	September 30, 2010		June 30, 2010		March 31, 2010		December 31, 2009		September 30, 2009		June 30, 2009		March 31, 2009		December 31, 2009
Gold Sold (ounces)		15,690		11,290		5,321		1,773		nil		nil		nil		nil
Total Revenues	C$	20,322,817	C$	14,332,597	C$	11,297	C$	2,496		—	C$	820	C$	96,601	C$	152,193
Net Income (Loss)	C$	3,634,855	C$	(828,651)	C$	(5,456,353)	C$	(1,793,238)	C$	(561,999)	C$	(804,330)	C$	(643,061)	C$	(577,331)
Basic Income (Loss) per Share(1)	C$	0.03	C$	(0.01)	C$	(0.04)	C$	(0.02)	C$	(0.01)	C$	(0.01)	C$	(0.00)	C$	(0.01)

(1)	Loss per share on a diluted basis is not disclosed as it is anti-dilutive due to losses incurred.

Because the quarters ended September 30 and June 30, 2010 were the first ever quarters during which we reported commercial production results, you should be cautious in comparing the results of these quarters with the reported results from the comparative quarters of the prior year.

Operating Costs

Operating costs at the San Francisco Mine in terms of costs per tonne placed on leach pads is shown in the table below. The foreign exchange rate for the six month period ended September 30, 2010 was $1.00 = C$1.0391.

	Quarter Ended September 30,			Six Months Ended September 30,
	2010		2009	2010		2009
Mining costs per tonne mined	C$	1.73	nil	C$	1.83	nil
Mining costs per tonne leached	C$	7.90	nil	C$	8.07	nil
Processing and crushing costs per tonne leached	C$	2.45	nil	C$	2.20	nil

Administration costs per tonne leached	C$	0.94	nil	C$	0.94	nil
Other costs per tonne leached	C$	0.07	nil	C$	0.06	nil
Total costs per tonne leached	C$	11.36	nil	C$	11.27	nil
Total costs per tonne leached (US$)		$10.93	nil		$10.91	nil

Operating costs at the mine in terms of costs per ounce sold were as follows.

	Quarter Ended September 30,			Six Months Ended September 30,
	2010		2009	2010		2009
Mining costs per ounce sold	C$	549	nil	C$	682	nil
Processing costs per ounce sold	C$	170	nil	C$	163	nil
Administration costs per ounce sold	C$	65	nil	C$	69	nil

Selling and other costs per ounce sold	C$	5	nil	C$	4	nil
Inventory adjustment	C$	(143)	nil	C$	(244)	nil
Total costs per ounce sold	C$	646	nil	C$	675	nil
Total costs per ounce sold (US$)		$622	nil		$653	nil

Since beginning commercial production on April 1, 2010, spending at the San Francisco Mine has been determined by the rate of mining and crushing of ore. Sales revenue, which will be used to fund such operational expenses, will reflect the metal recoveries achieved on the leach pads and the prevailing gold and silver prices. General and administrative spending is typically fairly stable from month to month. However, non-cash items, especially those relating to the expensing of stock options, the decision to write off exploration properties and the valuation of the embedded derivative in the Gold Loan may cause some fluctuations in pre-tax income on a monthly or quarterly basis. General and administrative spending during the second quarter was generally in line with management’s expectations.

Summary of Mining Rates

Between December 2009 and October 31, 2010, we sold approximately 40,500 ounces of gold and 23,300 ounces of silver, realizing gross proceeds of approximately $50.2 million. The following table shows the rate of mining that has been achieved in fiscal 2010, 2009 and 2008, the quarters ended September 30, 2010 and 2009 and the six month periods ended September 30, 2010 and 2009.

	Fiscal Year Ended March 31,			Quarter Ended September 30,		Six Months Ended September 30,
	2010	2009	2008	2010	2009	2010	2009
Total material mined (mt)	2,206,000	nil	nil	4,969,000	nil	9,952,000	nil
Ore to leach pads (mt)	284,776	nil	nil	1,090,768	nil	1,996,064	nil
Au ore grade (g/t)	0.687	nil	nil	0.817	nil	0.772	nil
Au sold (ozs)	1,770	nil	nil	15,690	nil	26,980	nil

The table below shows the performance of the San Francisco Mine on a “stand-alone basis.” This presentation is not in accordance with U.S. or Canadian generally accepted accounting principles and will not necessarily conform to the presentation of our results elsewhere in this MD&A. We have provided this disclosure because management believes it provides investors with additional information regarding the San Francisco Mine’s performance.

(000s of Canadian dollars)	Quarter Ended September 30, 2010		Six Months Ended September 30, 2010
Metal Sales	C$	20,323	C$	34,655
Cost of sales		10,132		18,211

Gross Profit (non-GAAP)	C$	10,191	C$	16,444

Comparison of Quarter Ended September 30, 2010 to Quarter Ended September 30, 2009

The following is a summary of our financial results for the second quarter ended September 30, 2010 and 2009.

	Quarter Ended September 30,
	2010		2009
Metal Revenues	C$	20,322,817	C$	—
Expenses
Cost of sales		10,132,057		—
Amortization and depreciation		2,374,001		15,144
Asset write down		—		—
Corporate and administrative		1,138,247		926,839
Accretion of reclamation liability		31,448		3,146
Stock-based compensation		555,615		55,014

Income (loss) from operations		6,091,449		(1,000,143)
Other income/(expenses)		4,625		—
Interest expense, net		(2,039,677)		(60,320)
Foreign exchange gain/(loss)		(239,512)		498,464
Loss on embedded derivatives		(335,889)		—

Net income (loss) before taxes	C$	3,480,996	C$	(561,999)

Income tax (recovery)—future		(153,859)		—

Net income (loss) and comprehensive income (loss) for the period	C$	3,634,855	C$	(561,999)

Net income (loss) per share—basic and diluted	C$	0.03	C$	(0.01)

Weighted average number of shares outstanding—basic and diluted		135,097,052		114,623,449

We recorded net income of C$3.63 million for the quarter ended September 30, 2010, compared with a net loss for the same period in 2009 of C$561,999. Other important differences between the quarter ended September 30, 2010 and the quarter ended September 30, 2009 were:

Revenue: During the quarter, we produced and sold 15,690 ounces of gold and 8,500 ounces of silver and recognized revenue of C$20.32 million. During the current quarter Timmins realized an average gold price of $1,239 per ounce and an average price for silver of $19.60 per ounce compared to London Bullion Exchange average prices of $1,227 per ounce and $18.96 per ounce for gold and silver, respectively. There were no metal sales in the second quarter of 2009.

Cost of Sales: During the quarter, cost of sales was C$10.132 million or C$9.29 per tonne placed on leach pads. This equates to a cost of sales of $622 (C$646) per ounce of gold sold compared to $697 (C$716) per ounce of gold sold in the prior quarter. The quarter on quarter reduction in selling costs was due largely to the increase in gold recoveries and hence sales, with operating costs remaining relatively stable. There was no gold production for the quarter ended September 30, 2009. Direct mine operating costs per tonne of ore placed on leach pads was C$11.28, compared to C$13.67 incurred during the first quarter of this fiscal year.

Depreciation and Amortization: During the quarter, depreciation and amortization was C$2.37 million, with C$1.4 million of that relating to the depreciation of mining assets and the amortization of the resource property at the San Francisco Mine. For the comparable quarter of the prior year the depreciation and amortization charge was only C$15,144. The dramatic year over year increase relates to the fact that the San Francisco Mine is now in commercial production and its assets, including all development and acquisition costs, are being amortized.

Asset write-down: There were no asset write-downs in this quarter.

General and Administration: General and administration costs in this quarter totaled C$1.1 million compared to general and administration costs of C$0.9 million last year, with increased salary and travel costs accounting for the change.

Asset Retirement Obligation: The asset retirement obligation increased from C$3,146 to C$31,448, with the increase being attributable to our increasing the estimate of closure obligations resulting from the commencement of commercial operations.

Interest Expense and Other Income: The interest expense charge of C$2,039,677 largely represents the interest imputed on the Gold Loan (using the effective interest rate method). There is no longer any interest expense relating to a vendor loan for $3,500,000 (plus 15% Mexican value added tax (“IVA”)), used to acquire mining equipment and buildings and due on March 11, 2010 (the “Vendor Loan”). The Vendor Loan affected our Interest Expense and Other Income in the comparable quarter of 2009. However, the Gold Loan was not in existence at that time.

Loss on Embedded Derivative: The loss on the embedded derivative was C$335,889. This loss represents the change in the fair value of this financial instrument and is a function of the change in the price of gold, the monthly repayments on the Gold Loan and the appreciation of the Canadian dollar against the U.S. dollar.

Net Income: For the quarter ended September 30, 2010, we reported net income of C$3,634,855 or C$0.03 per share compared to a loss of C$561,999 or C$0.01 per share for the three month period ended September 30, 2009. Also during the quarter we recognized a recovery of income taxes in Mexico in the amount of C$153,859.

Comparison of Six Months Ended September 30, 2010 to Six Months Ended September 30, 2009

The following is a summary of our financial results for the six months ended September 30, 2010 and 2009.

	Six Months Ended September 30,
	2010		2009
Metal Revenues	C$	34,655,414	C$	—
Expenses
Cost of sales		18,211,024		—
Amortization and depreciation		3,510,828		30,704
Asset write down		2,652		—
Corporate and administrative		1,911,771		2,113,838
Accretion of reclamation liability		62,189		6,767
Stock-based compensation		1,108,628		104,037

Income (loss) from operations		9,848,322		(2,255,346)
Other income/(expenses)		10,685		652
Interest expense, net		(4,141,949)		(127,510)
Foreign exchange gain/(loss)		(232,243)		1,015,875
Loss on embedded derivatives		(2,935,634)		—

Net income (loss) before taxes	C$	2,549,181	C$	(1,366,329)

Income tax (recovery)—future		(257,023)		—

Net income (loss) and comprehensive income (loss) for the period	C$	2,806,204	C$	(1,366,329)

Net income (loss) per share—basic and diluted	C$	0.02	C$	(0.01)

Weighted average number of shares outstanding—basic and diluted		133,156,545		91,893,133

We recorded net income for the six month period ended September 30, 2010 of C$2.8 million or C$0.02 per share compared with a net loss of C$1.4 million or C$0.01 per share for the comparable six month period in 2009. Other important differences between the six month period ended September 30, 2010 and the six month period ending September 30, 2009 were:

Revenue: We sold 26,980 ounces of gold and 15,241 ounces of silver during the six months ended September 30, 2010 and recognized revenue of C$34.65 million. During the six month period, we realized an average gold price of $1,227 per ounce and an average price for silver of $18.88 per ounce compared to London Bullion Exchange average prices of $1,211 per ounce and $18.64 per ounce for gold and silver, respectively. There were no metals sales for the same period in 2009.

Cost of Sales: For the six month period ended September 30, 2010, cost of sales was C$18.2 million or C$9.12 per tonne placed on the leach pads. This equates to a cost of goods sold of $653 (C$675) per ounce of gold sold. There was no gold production for the same period in 2009. Direct mine operating costs per tonne of ore placed on the leach pads was C$12.36 per tonne for the six month period.

Depreciation and Amortization: Depreciation and amortization was C$3.5 million. For the comparable period in 2009, the depreciation and amortization charge was only C$30,704. The increase year over year relates to the fact that the San Francisco Mine is now in commercial production and all Mine assets and other capitalized Mine related costs are being amortized.

Asset Write-down: The asset write-down charge of C$2,652 for the six month period ended September 30, 2010 is on account of certain invoices for work on our Tequila property, which was abandoned and written off in the fourth quarter of fiscal 2010. There were no comparable abandonment charges in 2009.

General and Administration Costs: General and administration costs were C$1.9 million for the six month period ended September 30, 2010, compared to general and administration costs of C$2.1 million for the six months ended September 30, 2009. These costs were in line with management’s expectations.

Asset Retirement Obligations: Our asset retirement obligation increased to C$62,189, compared to C$6,767 in the corresponding period for the six months ended September 30, 2009, with the increase being attributable to our increased estimate of closure obligations resulting from the commencement of commercial operations.

Loss on Embedded Derivative: The loss on the embedded derivative was C$2.94 million for the six month period ended September 30, 2010. This instrument did not exist in 2009.

Net Income: For the six month period ended September 30, 2010 we reported net income after tax of C$2,806,204 or C$0.02 per share, compared to a loss of C$1,366,329 or C$0.01 per share for the comparable six month period in 2009. During this six month period we recognized a recovery of income taxes in Mexico in the amount of C$257,023.

Comparison of Fiscal 2010 to Fiscal 2009 and Fiscal 2008

The following is a summary of our financial results for fiscal 2010, 2009 and 2008.

	Year Ended March 31,
	2010		2009		2008
Expenses
Accounting and audit	C$	195,915	C$	158,916	C$	125,511
Accretion of asset retirement obligation and debt		43,172		99,161		—
Amortization and depreciation		236,483		64,046		46,281
Corporate development and consulting(1)		617,970		270,191		288,230 (1)
Directors’ fees		12,000		—		—
Investor relations		564,020		678,369		384,038
Insurance		29,346		27,098		—
Legal		196,055		90,440		127,985
Office and miscellaneous		332,805		148,515		131,118
Rent		49,647		46,408		43,258
Salaries and wages		1,094,463		674,747		500,727
Stock-based compensation		971,260		1,050,336		2,351,294
Telephone		31,652		42,578		38,542
Transfer and listing fees		71,459		36,895		87,592
Travel		236,422		142,262		151,093
Write off of equipment		3,343		—		—
Write-off of non-producing mineral property and related deferred exploration expenditures		1,903,176		203,331		1,264,182

		(6,589,188)		(3,733,293)		(5,539,851)
Other Items
Interest expense		(249,894)		(242,250)		(206,715)
Interest income		14,613		346,592		143,512
Financing expenses		(2,266,816)		—		—
Foreign exchange gain		1,098,791		214,170		269,282
Loss on embedded derivatives		(623,426)		—		—

Net loss and comprehensive loss	C$	(8,615,920)	C$	(3,414,781)	C$	(5,333,772)

Loss per share—basic and diluted	C$	(0.08)	C$	(0.05)	C$	(0.10)

Weighted average number of shares outstanding—basic and diluted		112,132,651		70,519,153		51,522,946

(1)	Separated into Consulting (C$225,544) and Property investigation (C$62,686) in our Consolidated Statements of Operations and Comprehensive Loss for the Years Ended March 31, 2009 and 2008.

We did not have any operating mines during fiscal 2008, 2009 or 2010. Therefore, the total revenue figure represented interest received and the amount recognized was a direct reflection of the amount of cash we had throughout the year.

We recorded a net loss in fiscal 2010 of C$8,615,920 or C$0.08 per share, compared with a net loss in fiscal 2009 of C$3,414,781 or C$0.05 per share, an increase in fiscal 2010 of C$5,201,139. We recorded a net loss in fiscal 2008 of C$5,333,772 or C$0.10 per share, which was C$1,918,991 higher than in fiscal 2009. The net loss in fiscal 2010 was considerably higher than in fiscal 2009 because of the costs associated with securing the debt financing required to restart the San Francisco Mine and because we decided to cease work on, and abandon, the Tequila property, which necessitated the write off of C$1.9 million of exploration expenditures previously capitalized. The decrease in net loss in fiscal 2009 compared to fiscal 2008 was primarily the result of lower abandonment charges in fiscal 2009 compared to the prior year and a decrease in stock based compensation expense. The increase in total assets from 2008 to 2009 primarily relates to the acquisition of equipment and capitalized start-up costs at the San Francisco Mine. Total liabilities increased marginally between 2008 and 2009 as we re-estimated our asset retirement obligation at the San Francisco Mine and its accounts payable and accrued liabilities increased as activities and staff at the San Francisco Mine increased.

Other important differences between fiscal 2010 compared to fiscal 2009 and fiscal 2008 were as follows.

Total Revenue: Total revenue in fiscal 2010 was C$14,613 compared to C$346,592 in fiscal 2009, a decrease of C$331,979. Total revenue in both periods reflected interest income, and was therefore a direct reflection of the amount of cash we had throughout the year and prevailing interest rates.

Stock-Based Compensation: Stock-based compensation in fiscal 2010 was C$971,260 compared to C$1,050,336 in fiscal 2009, a decrease of C$79,076, primarily due to our issuing fewer options in fiscal 2010. Stock-based compensation was C$2,351,294 in fiscal 2008, or C$1,300,958 greater than in fiscal 2009, primarily due to the issuance of fewer options in fiscal 2009.

Corporate Development and Consulting Expenses: Corporate development and consulting expenses were C$617,970 in fiscal 2010 compared to C$270,191 in fiscal 2009, an increase of C$347,779, primarily due to fees paid to our mining consultant and consulting fees paid to assist in the analysis of the Gold Loan and other financing alternatives in fiscal 2010, which were not incurred in fiscal 2009.

Financing Expenses: Financing expenses were C$2,266,816 in fiscal 2010 related to both an alternative debt facility which was ultimately not finalized, as well as for fees related to closing the Gold Loan. We had no financing expenses in fiscal 2009.

Salary and Wage Expenses: Salaries and wages expense were C$1,094,463 in fiscal 2010 compared to C$674,747 in fiscal 2009, an increase of C$419,716, as a result of bonuses paid to certain of our employees in fiscal 2010 and the fact that we ceased capitalizing the salaries of certain administrative employees in Mexico who were no longer involved with re-commissioning the San Francisco Mine. Salaries and wages expense were C$500,727 in fiscal 2008, or C$174,020 less than in fiscal 2009. This increase in fiscal 2009 was partially due to C$80,000 paid to former employees, directors and officers as settlements, the addition of a staff member in our Vancouver office and an increase in the number of staff members in the Mexican offices to assist with the increased work load as we moved towards production.

Asset Write-down: In fiscal 2010, our Tequila property was written off resulting in a charge to earnings of C$1,903,176. In fiscal 2009 property write offs were C$203,331, or C$1,699,845 less.

Foreign Exchange: We recognized a foreign exchange gain of C$1,098,791 in fiscal 2010 compared to C$214,170 in fiscal 2009. The increase resulted from the appreciation in the Canadian dollar against the U.S. dollar and the Mexican peso during the year ended March 31, 2010. This primarily affected the amount owing on our Vendor Loan and our future income tax liability, which are our largest liabilities denominated in foreign currencies. The appreciation of the Canadian dollar also had an impact on our asset retirement obligations.

Legal Expenses: Legal expenses in fiscal 2010 were C$196,055 compared to C$90,440 in fiscal 2009, an increase of C$105,615, related to a corporate governance consultant retained in fiscal 2010.

Loss on Embedded Derivative: In fiscal 2010 we recognized a loss on the embedded derivative in the Gold Loan in the amount of C$623,426. This liability did not exist in fiscal 2009.

Other important differences between fiscal 2009 compared to fiscal 2008 were as follows.

Investor Relation Expenses: Investor relation expenses increased by C$294,331 to C$678,369 for the 2009 fiscal year (fiscal 2008: C$384,038), resulting from our increased exposure to the capital markets in Europe and North America as we continued to source equity and debt.

Exploration Expenses: The deferred exploration expenditures relating to the Las Coloradas property was C$203,331 in fiscal 2009 compared to C$1,264,182 in fiscal 2008, a decrease of C$1,060,851. No other properties were written off in 2009.

Asset Retirement Obligations: At March 31, 2008, we established an initial asset retirement obligation, which we refer to as an “ARO,” of C$1,279,000 based on the findings of an internally prepared environmental report. Accretion of C$99,161 was charged to the income statement on this ARO for the year ended March 31, 2009. During fiscal 2009 we commissioned external consultants to prepare an independent environmental report. As a result, our estimate of our ARO decreased to C$222,236. The decrease is predominantly as a result of the exclusion of the waste dumps as it has been established that our environmental obligation does not extend to these dumps.

Liquidity and Capital Resources

Our consolidated financial statements have been prepared assuming we will continue on as a going-concern. With the exception of the positive earnings reported for our most recent second quarter, we have incurred losses since inception and our ability to continue as a going-concern depends upon our ability to generate cash in the future. Our source for cash in the future is expected to come from our operation of the San Francisco Mine as well as external financing. Now that the San Francisco Mine is in operation, it is management’s priority to achieve positive cash flow from our operations. This is essential for us to meet our liabilities as they come due, including repayment of our indebtedness outstanding under the Gold Loan. We may not be able to achieve positive cash flow from our operations, in which case we may be unable to meet our obligations unless additional financing can be obtained. In that case, the net realizable value of our assets may be materially less than the amounts recorded in our financial statements.

We believe that we have sufficient liquidity to support our business operations in the next 12 months. However, we may elect to seek additional funding prior to that time. Our future capital requirements will depend on many factors, including our rate of revenue growth and our successful operation of the San Francisco Mine. We believe that our sources of liquidity beyond the next 12 months will be our then current cash balances, and, provided we can establish a regular stream of cash flow from the San Francisco Mine, we expect this source of cash to finance ongoing exploration and potential development of our properties. With the San Francisco Mine just achieving commercial operating status as of April 1, 2010, operations have not yet stabilized such that management can definitively conclude that the gold production and cost targets described in the Technical Report—Updated Resources and Reserves and Mine Plan for the San Francisco Gold Mine, Sonora, Mexico dated November 30, 2010, prepared by Micon International Limited (the “Technical Report”) will be achieved, although mining and crushing rates are meeting expectations. Management believes that the San Francisco Mine operations will generate positive cash flow at gold prices above C$800 per ounce. However, if current gold prices were to decline significantly, there will be a negative impact on the economics of the San Francisco Mine and our long term liquidity.

At the present time, we are not contemplating raising money from the sale of common shares. We do expect that the outstanding warrants and stock options will be exercised in the future, which will provide additional working capital. Based on our cash on hand and cash that we expect to generate from operations, we believe that we will have sufficient funds to finance all of our cash requirements over the next 12 months.

Cash Flows

As of September 30, 2010, our liquidity consisted of C$4.0 million of cash and cash equivalents, compared to C$5.4 million at June 30, 2010, C$2.7 million at March 31, 2010 and C$0.7 million at March 31, 2009. We had a working capital deficit of C$8.03 million at September 30, 2010 compared to a working capital deficit of C$2.7 million at June 30, 2010, a working capital surplus of C$1.98 million at March 31, 2010, and a deficit of C$5.0 million at March 31, 2009. Apart from funding normal operations, a major use of cash which commenced in our recently completed second fiscal quarter is our monthly obligation to retire the Gold Loan. Additionally, the re-classification of a portion of the long term portion of the Gold Loan to a current liability affected our working capital position.

Our accounts receivable increased to C$9.6 million at September 30, 2010 from C$7.5 million at June 30, 2010, C$6.3 million at March 31, 2010 and C$1.3 million at March 31, 2009. The increase during our recently completed second fiscal quarter is attributable to the increase in gold sales and a small increase in the IVA receivable. During the second quarter, in-process gold inventory increased by C$1.1 million to C$3.0 million. The increase is a function of the increase in ore placed on leach pads. Since March 31, 2010, in-process gold inventories have decreased by C$1.1 million, from C$4.1 million.

Our accounts payable and accrued liabilities have decreased by C$0.5 million from C$5.4 million at June 30, 2010 to C$4.9 million at September 30, 2010, due to the commencement of payments on the Gold Loan, the payments on which began in August 2010 and will continue monthly for an additional 11 months. At March 31, 2010, accounts payable and accrued liabilities were C$4.4 million compared to C$2.3 million at March 31, 2009. The increase was due to expenditures related to the ongoing increase in mining activities and expenditures relating to the construction of the leach pad expansion.

During the year ended March 31, 2010, we raised over C$19 million from the proceeds of equity offerings and the exercise of warrants and successfully completed the Gold Loan financing. During the same year, we also sold gold with a value in excess of C$8 million.

Cash Provided by Financing Activities

As of September 30, 2010, our total shareholders’ equity was C$64.3 million. Since inception, our primary source of funds has been proceeds from equity financing. During fiscal 2010 we received C$833,370 through the exercise of incentive stock options issued pursuant to our stock option plan and C$7.8 million through the exercise of share purchase warrants issued in connection with previous equity financings. Significant financing activities include:

•

On April 25, 2007, we closed a brokered private placement of 12,627,000 units at a price of C$0.50 per unit, for total gross proceeds of C$6.3 million. Each unit consisted of one Timmins Share and one–half non-transferable share purchase warrant. Each whole warrant entitled the holder to purchase one additional Timmins Share at a price of C$0.70 until October 31, 2007. We paid a commission of C$362,680 in cash and issued 180,414 agents’ units. A total of 1,207,700 broker’s warrants were issued on this private placement. Each broker’s warrant entitled the holder to purchase one additional Timmins Share at a price of C$0.70 until October 31, 2007. A finder’s fee of C$11,250 was paid.

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During fiscal 2008, 6,394,407 warrants (including 90,207 warrants issued on agents’ units) and 1,207,000 broker’s warrants were exercised for the total proceeds of C$5.3 million. During this time, 10,000 warrants expired. C$50,000 of share issue costs were incurred on the exercised warrants.

•	During fiscal 2008, 400,000 stock options were exercised at C$0.35 per share and 37,500 stock options were exercised at C$0.50 per share.

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During fiscal 2008, 8,513,000 share purchase warrants (including 75,000 warrants issued on corporate finance units) were exercised for total proceeds of C$4.3 million and 1,080,000 agent’s warrants were exercised for total proceeds of C$378,000. C$120,000 of share issue costs were incurred on exercised warrants.

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During fiscal 2008, we issued 10,000,000 Timmins Shares for the acquisition of the San Francisco property, valued at C$0.70 per share, and 500,000 Timmins Shares on acquisition of the Las Coloradas property valued at C$0.69 per share.

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During fiscal 2009, we closed a private placement financing with Pacific Road Resources Fund (“PRRF”) totaling C$19.3 million. The financing occurred in two stages. The first stage closed on June 10, 2008 and consisted of 4,000,000 Timmins Shares at a price of C$1.25 per share for gross proceeds of C$5 million. The second stage closed on July 14, 2008 and consisted of 11,000,000 special warrants at a price of C$1.30 per special warrant for total proceeds of C$14.3 million. Each special warrant was exercisable without payment of any additional consideration into a unit consisting of one convertible preference share and a 0.318 convertible share purchase warrant for a total of 3,500,000 warrants. Each whole convertible share purchase warrant was exercisable into one Convertible Preference Share at a price of C$1.50 per share, on or before October 1, 2008. On September 30, 2008, all 11,000,000 units were exercised into 11,000,000 Convertible Preference Shares and 3,500,000 warrants. On October 1, 2008, all the warrants expired. On September 14, 2010, the Convertible Preference Shares were converted into 11,000,000 Timmins Shares without payment of any additional consideration, in accordance with their terms. The Convertible Preference Shares were created at the request of PRRF and approved by the shareholders of Timmins at our Annual General Meeting on September 10, 2008. A total C$871,239 of share issue costs were incurred in connection with this private placement.

•	On January 13, 2009, we cancelled 75,000 escrow shares at a price of C$0.15 per share. The stock value of C$11,250 was transferred to contributed surplus.

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On March 16, 2009, we closed the first tranche of a non-brokered private placement, which consisted of 6,250,000 units at a price of C$0.40 per unit for total gross proceeds of C$2.5 million. Each unit consists of one Timmins Share and one-half share purchase warrant. Each whole warrant entitles the holder to purchase one Timmins Share at an exercise price of C$0.60 until March 16, 2010. We paid C$200,000 of finder’s fees and C$16,047 in related expenses in connection with this private placement.

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On April 21, 2009, we closed the second tranche of the non-brokered private placement. This tranche consisted of 5,989,500 units at a price of C$0.40 per unit, for gross proceeds of C$2.4 million. Each unit consisted of one Timmins Share and one-half of one share purchase warrant. Each whole warrant entitled the holder to purchase an additional Timmins Share at an exercise price of C$0.60 per share until April 21, 2010. Our expenses related to this offering were C$207,514.

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On June 17, 2009, we closed the third tranche of the non-brokered private placement. This tranche consisted of 25,873,060 units at a price of C$0.40 per unit, for gross proceeds of C$10.3 million. Each unit consisted of one Timmins Share and one-half of one share purchase warrant. Each whole warrant entitled the holder to purchase an additional Timmins Share at an exercise price of C$0.60 per share until June 17, 2010. Our expenses related to this offering were C$737,174.

•	During the year ended March 31, 2010, 775,000 options were exercised at prices ranging from C$0.55 to C$0.70. A fair value of C$377,120 was transferred from contributed surplus.

•	During the year ended March 31, 2010, 10,703,500 warrants were exercised at a price of C$0.60. A fair value of C$1.3 million was transferred to share capital.

•	During the quarter ended June 30, 2010, 200,000 options were exercised at prices ranging from C$0.55 to C$1.00. A fair value of C$145,868 was transferred from contributed surplus.

•	During the quarter ended June 30, 2010, 8,352,680 warrants were exercised at a price of C$0.60. A fair value of C$1.1 million was transferred to share capital.

•	During the quarter ended September 30, 2010, 562,500 options were exercised at prices ranging from C$0.35 to C$1.00. A fair value of C$306,572 was transferred from contributed surplus.

•	During the quarter ended September 30, 2010, 1,000,000 warrant were exercised at a price of $C0.80. A fair value of C$581,825 was transferred to share capital.

•	During the quarter ended December 31, 2010, 540,000 options were exercised at prices ranging from C$0.35 to C$1.00. A fair value of C$166,740 was transferred from contributed surplus.

In January 2010, we completed the Gold Loan, which provided a portion of the funding required to complete the commissioning of the San Francisco Mine. The Gold Loan was also used to pay down C$2.3 million in existing debt. The Gold Loan is repayable in 12 monthly payments commencing at the end of August 2010. Each monthly payment must be made in cash at an amount equal to 1,667 ounces of gold (20,004 ounces in total) multiplied by the month-end gold price. In addition, the lenders are guaranteed a minimum 15% return on the amount borrowed, or $18.375 million in total. This loan was secured by a first charge on the assets of the San Francisco Mine. In addition, the holders of the Gold Loan have been granted an aggregate of 3 million share purchase warrants exercisable for a period of 24 months at a strike price of C$0.80 per share. On August 30, 2010, 990,467 of the warrants were exercised and on September 1, 2010, 9,533 of the warrants were exercised, leaving 2,000,000 warrants outstanding. A cash finder’s fee of 2% of the proceeds has been paid to an arm’s length party, and a closing fee of $179,000 and expenses of C$157,211 has been paid to the CPM Group under a Financial Services Agreement dated February 3, 2009, between CPM Group and Timmins. The Gold Loan provided us with the financial and operational flexibility to attain commercial production without resorting to hedging and other restrictive covenants and restrictions on operations usually associated with more traditional debt facilities. Additional funds necessary for the commissioning of the San Francisco Mine were provided from general working capital and the exercise of warrants and options between January and June of 2010.

Capital Expenditures and Commitments

On April 1, 2010, we concluded that the San Francisco Mine had attained commercial production. To attain commercial production, we spent approximately $37.7 million on capital expenditures and commissioning costs, excluding IVA of over $5 million and net of pre-production revenue. Costs exceeded estimates contained in our pre-feasibility study on the San Francisco Mine entitled NI 43-101 F1 Technical Report on the Preliminary Feasibility Study for the San Francisco Gold Project, Sonora, Mexico, which we refer to as the Pre-Feasibility Study. Specific costs that were not anticipated in the Pre-Feasibility Study included: (i) $1.1 million for additional land purchases and payments; (ii) $0.9 million for crusher expansion; (iii) $1.2 million for exploration drilling; and (iv) other costs related to land tenure, mine vehicles and miscellaneous spending items.

Mine operating facilities require on-going sustaining capital expenditures. During the first three quarters of fiscal 2011, which were the first three quarters of operations at the San Francisco Mine, we had capital expenditures of C$4.8 million, which includes $3.4 million of leach pads expansion. The majority was expended on expanding the capacity of the leach pads at the mine. In addition, during the quarter ended June 30, 2010, we capitalized approximately C$1.5 million of exploration and condemnation drilling at the San Francisco Mine. In addition, during the quarter ended September 30, 2010, we spent approximately C$1.6 million on exploration at and around the San Francisco Mine. The objective of this work was both to follow-up on known areas of mineralization and to condemn land required for waste dumps. In November 2010, we announced a significant increase in our reserve and resource estimates for the San Francisco Mine, which was the result of such drilling and the increase in the gold price. For a discussion of our updated reserve and resource estimates, see “Business” below.

Over the next 12 months, we have planned exploration expenditures of C$21 million, capital expenditures of C$5 million for plant and equipment at the San Francisco Mine and expenditures of C$5 million for general and administrative expenses. These amounts exclude any waste mining costs which may be deferred.

As of December 31, 2010, we had the following option payments due within the next 12 months on our properties. These are required to keep the option agreements in good standing:

•	Cocula—$1.1 million is due in July, 2011; and

•	El Picacho—$1.4 million is due on December 11, 2011.

•	Onesimo, Zindy and San Fernando—$50,000 is due on January 31, 2011

In August 2010, we began making payments equal to 1,667 ounces of gold multiplied by the then existing month-end gold price to repay the Gold Loan. These payments will continue for the following 11 months. All payments due to date have been made, with a cumulative total of $13,427,352 million for the first six regularly scheduled payments.

Contractual Obligations

The following table provides information regarding our contractual obligations as of March 31, 2010:

Contractual Obligations	Payment Due by Period
	Total		Less than 1 Year		1-3 Years		3-5 Years		After 5 Years
Debt Obligations(1)	C$	16,519,046	C$	8,430,483	C$	8,088,563	C$	—	C$	—
Capital Commitment Obligations(2)		72,834,221		25,842,597		46,130,095		861,529		—
Asset Retirement Obligations(3)		1,057,745		—		—		—		1,057,745
Operating Leases		94,625		81,105		13,520		—		—

Total		90,505,637		34,354,185		54,232,178		861,529		1,057,745

(1)	Represents vendor loans to purchase mine equipment and buildings as well as the principal portion of the Gold Loan.
(2)	Amounts represent option agreements in acquiring the Cocula and El Picacho properties, consulting services by Grandich Publications, LLC, the demobilization costs for the mining services contract with Peal de Mexico, S.A. de C.V., excluding IVA and any interest accretion, and the 35 estimated monthly payments for the Peal contract remaining as of March 31, 2010. Actual payments under the Peal contract vary based on monthly production.
(3)	Mining operations are subject to extensive environmental regulation in the jurisdiction in which they operate. Pursuant to environmental regulations, we are required to close our operations and reclaim and remediate the lands that operations have disturbed. Amounts reflect the estimated undiscounted cash outflows of such asset retirement obligations.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements.

Qualitative and Quantitative Disclosure about Market Risk

Market Risk is the risk of loss in our future earnings due to adverse changes in financial markets. We are exposed to market risk from changes in foreign exchange rates, primarily the U.S. dollar and the Mexican peso, and the market price of commodities including gold, silver and oil.

Commodity Price Risks

We are exposed to price risks associated with the volatility in the market prices of commodities, particularly gold, silver, and other commodities such as oil. The prices of gold, silver and other commodities are subject to volatile price fluctuations and have a direct impact on the commercial viability of our exploration properties and the future profitability of the San Francisco Mine. Commodity price volatility results from a variety of factors, including global consumption and demand for metals, international economic and political trends, fluctuations in the U.S. dollar and other currencies, interest rates, and inflation. We have not hedged any of our potential future gold sales, and do not actively manage our exposure to commodity price risk through the use of derivative financial instruments. We closely monitor gold prices to determine the appropriate course of action to be taken.

Under the terms of our Gold Loan, our payment obligations are referenced to the spot price of gold. Accordingly, any increase in the price of gold will increase our cost of borrowing related to this financing. For example, as of March 31, 2010, for each $100/ounce increase in the price of gold, the cost of repaying our obligations under the Gold Loan will increase by $2,000,400 over its 18 month term to maturity.

The sensitivity of our net income for the six months ended September 30, 2010 due to changes in the price of gold is as follows:

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a $50/ounce increase in the price of gold would have resulted in a C$453,932 increase in net income for the six months ended September 30, 2010. A $50/ounce decrease in the price of gold would have resulted in a similar decrease in our net income over such period.

Foreign Currency Exchange Rate Risks

We are exposed to currency rate fluctuations related primarily to our net loss and other comprehensive loss in Canadian dollars, U.S. dollars and Mexican pesos. We use the Canadian dollar as our measurement and reporting currency, and therefore fluctuations in exchange rates between the Canadian dollar and the U.S. dollar and Mexican pesos may affect our results of operations and financial position. Our foreign currency exposures comprise cash and cash equivalents, accounts receivable, accounts payable, accrued liabilities, the Gold Loan and future income tax liabilities, denominated in Mexican pesos and U.S. dollars. We raise the majority of our equity financings in Canadian dollars, while foreign operations are predominately conducted in Mexican pesos and U.S. dollars. The San Francisco Mine has operating costs that may be denominated in, or reference to, either the Mexican peso or the U.S. dollar. In addition, several of our agreements to acquire properties in Mexico may result in option payments denominated in Mexican pesos or in U.S. dollars. Appreciation in the Mexican peso and the U.S. dollar against the Canadian dollar will increase the cost of operations in Mexico. A decrease in the U.S. dollar against the Canadian dollar will result in a loss to the extent that funds are held in U.S. dollars. We partially offset our exposure to foreign exchange risk, principally with respect to the Mexican peso, by maintaining currency balances in Mexican pesos to offset operating costs, amounts payable and tax liabilities that are denominated in pesos. Some balance sheet and income statement exposure remains as it is not possible to fully forecast the peso currency requirements and peso receipts in future periods. We do not currently have any foreign currency or commercial risk hedges in place.

The sensitivity to our net loss and other comprehensive loss for the year ended March 31, 2010 due to changes in the exchange rate for the Mexican peso in relation to the Canadian dollar is as follows:

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a 10% appreciation in the Mexican peso against the Canadian dollar would have resulted in a C$0.3 million increase in our net loss and comprehensive loss for the year ended March 31, 2010. A 10% depreciation of the Canadian dollar against the Mexican peso would have resulted in a similar decrease in net loss.

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A 10% appreciation in the U.S. dollar against the Canadian dollar would have resulted in C$0.3 million increase in our net loss and comprehensive loss for the year ended March 31, 2010. A 10% depreciation of the U.S. dollar against the Canadian dollar would have resulted in a similar decrease in net loss.

Disclosure Controls and Procedures

Management is responsible for the design, establishment and maintenance of disclosure controls and procedures over the public disclosure of financial and non-financial information, and internal control over financial reporting to provide reasonable assurance regarding the integrity of our financial information and the reliability of our financial reporting. Management maintains appropriate information systems, procedures and controls to ensure integrity of the financial statements and maintains appropriate information systems, procedures and controls to ensure that information used internally and disclosed externally is complete and reliable.

Management designed the disclosure controls and procedures to provide reasonable assurance that material information relating to Timmins, including its consolidated subsidiaries, is made known to them on a timely basis, and designed internal controls over financial reporting to provide reasonable assurance regarding the reliability of our financial reporting. Management believes that any disclosure controls and procedures or internal controls and procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Due to the inherent limitations in all controls systems, management cannot provide absolute assurance that all control issues and instances of fraud, if any, within Timmins have been prevented or detected. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

Management believes appropriate segregation of duties within the finance department have been maintained. Where segregation of duty deficiencies exist, we rely on certain compensating and detection controls, including dual signatories on all check disbursements, review and approvals of all bank reconciliations by persons other than the preparer, quarterly and annual review of financial statements, and other information by our Audit Committee. Our day-to-day accounting in our Vancouver office and initial preparation of the financial statements is outsourced to independent accountants.

Management believes that our disclosure controls and procedures were effective in providing reasonable assurance that the material information relating to Timmins was made known to them on a timely basis and was processed and disclosed within the appropriate reports and time periods. Management also believes that our internal controls over financial reporting were effective.

Critical Accounting Estimates

The preparation of our financial statements in accordance with Canadian GAAP requires us to make estimates and assumptions that determine the reported amounts of assets and liabilities at the balance sheet date, and reported costs and expenditures during the reporting period. Estimates and assumptions may be revised as new information is obtained, and are subject to change. Our accounting policies and estimates used in the preparation of the financial statements are considered appropriate in the circumstances, but are subject to judgments and uncertainties inherent in the financial reporting process.

Critical accounting estimates used in the preparation of the financial statements include our valuation of financial instruments, estimate of the recoverable value of our mineral properties and related deferred expenditures, valuation and amortization of the Gold Loan and property, valuation of inventories, plants and equipment, valuation of asset retirement obligations, valuation of future income tax assets, revenue recognition, as well as the value of stock-based compensation. All of these estimates involve considerable judgment and are, or could be, affected by significant factors that are beyond our control.

Financial Instruments

Our financial assets and liabilities consist of cash and cash equivalents, receivables and accounts payable and accrued liabilities and the Gold Loan, some of which are denominated in U.S. dollars and Mexican pesos. Amounts denominated in non-Canadian dollars are translated into Canadian dollars at the rates applicable to the period end date. We incur financial gains or losses as a result of foreign exchange movements against the Canadian dollar. We manage our foreign exchange risk by adjusting balances in currencies other than the Canadian dollar from time to time. We have certain commitments to acquire assets in foreign currencies, settlement of the Gold Loan is denominated in U.S. dollars and we incur the majority of our exploration and operating costs in foreign currencies, either the U.S. dollar or Mexican peso. Significant expenditures in the operation of the San Francisco Mine were and continue to be denominated in these foreign currencies. We may acquire foreign currencies to fix such costs in Canadian funds, if management considers it advantageous.

The carrying value of financial instruments, which include cash, accounts receivable, prepaid expenses, accounts payable, accrued liabilities and advances to related parties, approximate fair value because of the short-term maturity of those instruments. The Gold Loan is classified as Other Liabilities and it is amortized using the effective interest rate method, with its embedded derivative fair valued at each reporting period. We may be exposed to significant commodity and currency risks arising from some of these financial instruments.

Exploration and Development Expenditures

We capitalize exploration and development expenditures directly related to our properties until such time that the properties are placed into production, sold, abandoned, or management determines impairment in the realizable value of the property/properties has occurred. Our policy to capitalize exploration costs on a project by project basis is consistent with Canadian GAAP, and that of other exploration companies. If and when a mineral property is placed into production, the associated deferred costs will be amortized on a systematic basis. The depletion of the mining property is determined by the units-of-production basis using estimated reserves and resources expected to be converted to reserves as the depletion basis. Mining plant and equipment and related capital assets are depreciated, following the commencement of commercial production, over their expected economic lives using the unit-of-production method.

Reserves are determined based on a professional third party evaluation using accepted international standards for the assessment of mineral reserves. The assessment involves the study of geological, geophysical and economic data and the reliance on a number of assumptions. The estimates of the reserves may change, based on additional knowledge gained subsequent to the initial assessment. This may include additional data available from continuing exploration, results from the reconciliation of actual mining production data against the original reserve estimates, or the impact of economic factors such as changes in the price of commodities or the cost of components of production. A change in the original estimate of reserves would result in a change in the rate of depletion and depreciation of the related mining assets or could result in impairment resulting in a write-down of the assets.

If and when impairment in value of a property is determined, the property value will be written-down to its realizable value at that time, and the write-down charged to operations. The recoverability of the recorded value of our mineral properties and associated deferred expenses is based on market conditions for minerals, the underlying mineral resources associated with the properties, and future costs that may be required for ultimate realization through mining operations or by sale. The impairment review is made annually by management, or earlier if warranted. A write-down may also be required when a property is sold or abandoned, if exploration activity ceases on a property due to unsatisfactory results, or if there is insufficient funding to continue exploration on a property.

Commercial Production

We determined that effective April 1, 2010, mining and crushing activities had attained the point of sustained production of gold ore consistent with mining and delivering ore to the heap leach pads at a rate sufficient to achieve the threshold that was necessary to be considered commercial production. It is at this point that the depletion of the mining property commenced and we determined that we will no longer capitalize operating costs, net of revenue realized from the sale of gold and silver produced during the development and commissioning period.

Inventories

We have adopted CICA Section 3031- Inventories, which requires inventories to be measured at the lower of cost and net realizable value and provides guidance on the determination of cost and its subsequent recognition as an expense, including any write-down to net realizable value. In certain circumstances this section also requires that previous write-downs be reversed. Previously, we only had minimal parts and supplies inventories which were reported at the lower of cost or net realizable value and a write-up of inventory was not permitted.

Asset Retirement Obligations

We recognize contractual, statutory and legal obligations associated with the retirement of mining properties when those obligations result from the acquisition, construction, development or normal operation of the assets. The initial liability for the asset retirement obligation has been recognized at its fair value in the period incurred, so the corresponding asset retirement cost was added to the carrying amount of that asset. This cost will be amortized as an expense over the economic life of the related asset, once production of that asset commences. The carrying amount of the liability could be increased for the passage of time and is adjusted for changes to the amount or timing of the underlying cash flows to settle the obligation. All asset retirement obligations are not expected to be paid for several years in the future and are intended to be funded from cash flow just prior to the cessation of production from the San Francisco Mine.

Income Taxes

Future income tax assets and liabilities are computed based on differences between the carrying amounts of assets and liabilities on the balance sheet and their corresponding tax values, using the enacted or substantially enacted income tax rates at each balance sheet date. Future income tax assets also result from unused loss carry-forwards and other deductions. The valuation of future income tax assets is currently reviewed annually and adjusted, if necessary, by use of a valuation allowance to reflect the estimated realizable amount. The determination of our ability of to utilize tax loss carry-forwards to offset future income tax payable requires management to exercise judgment and make assumptions about our future performance. Changes in economic conditions, metal prices and other factors could result in revisions to the estimates of the benefits to be realized or the timing of utilizing the losses.

Effective January 1, 2008, the Mexican government introduced an alternative minimum tax known as the IETU, as a method to limit certain companies from avoiding paying taxes on their cash earnings in Mexico. Management reviewed its IETU obligations and its consolidated tax position at March 31, 2010.

Revenue recognition

Revenue is earned primarily from the sale of refined metal or doré containing gold and silver. Revenue is recognized when the ore or refined metal is delivered to the purchaser pursuant to a purchase agreement that fixes the quantity and price of the metal sold and title has transferred. During the commissioning period, proceeds from the sale of gold and silver were applied as a reduction to the construction and commissioning costs.

Stock-Based Compensation

We follow accounting guidelines in determining the value of stock option compensation, as disclosed in Notes 2 and 8 to our annual financial statements. This is a calculated amount not based on historical cost, but on subjective assumptions introduced to an option pricing model, in particular: (1) an estimate for the average expected hold period of issued stock options before exercise, expiry or cancellation, and (2) expected volatility of our share price in the expected hold period, using historical volatility or comparables as a reference. As there is no market for the options and they are not transferable, the resulting calculated value is not necessarily the value which the holder of the option could receive in an arm’s length transaction.

New Accounting Pronouncements

The Canadian Institute of Chartered Accountants (the “CICA”) has issued new standards which may affect our financial disclosures and results of operations. We will adopt the requirements on the date specified in each respective section and are considering the impact this will have on the consolidated financial statements.

Business Combinations, Consolidated Financial Statements and Non-controlling Interests

CICA sections 1582, 1601 and 1602 replace the former CICA 1581, Business Combinations and CICA 1600, Consolidated Financial Statements and establishes a new section for accounting for a non-controlling interest in a subsidiary. These sections provide the Canadian equivalent to FASB Statements No. 141(R), Business Combinations and No. 160 Non-controlling Interests in Consolidated Financial Statements. CICA 1582 is effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011. CICA 1601 and CICA 1602 apply to interim and annual consolidated financial statements relating to years beginning on or after January 1, 2011.

Comprehensive Revaluation of Assets and Liabilities

In August 2009, the CICA amended Section 1625, Comprehensive revaluation of assets and liabilities. This section has been amended as a result of issuing Business Combinations, Section 1582, Consolidated Financial Statements, Section 1601, and Non-controlling Interests, Section 1602, in January 2009. The amendments apply prospectively to comprehensive revaluations of assets and liabilities occurring in fiscal years beginning on or after January 1, 2011. Earlier adoption is permitted as of the beginning of a fiscal year. If we adopt this section for a fiscal year beginning before January 1, 2011, we also adopt Section 1582. The adoption of this standard is not expected to have a material impact on our results of operations or our financial position.

International Financial Reporting Standards (“IFRS”)

In February 2008, the Canadian Accounting Standards Board confirmed that publicly accountable enterprises will be required to adopt IFRS for fiscal years beginning on or after January 1, 2011, with earlier adoption permitted. Accordingly, the conversion to IFRS will be applicable to Timmins’ reporting no later than in the first quarter of the fiscal year beginning April 1, 2011, with restatement of comparative information presented.

Changes in Accounting Policies including Initial Adoption

Goodwill and Intangible Assets

CICA section 3064 replaces the former CICA 3062—Goodwill and other intangible assets and establishes standards for the recognition, measurement and disclosure of goodwill and intangible assets. CICA 3064 is effective for interim and annual financial statements for years beginning on or after January 1, 2009. We adopted this section effective April 1, 2009. There was no material change to our results of operations or financial position.

Credit Risk and the Fair Value of Financial Assets and Financial Liabilities

In January 2009 the CICA issued EIC-173, “Credit Risk and the Fair Value of Financial Assets and Financial Liabilities” which requires that we consider our own credit risk as well as the credit risk of our counterparty when determining the fair value of financial assets and liabilities, including derivative instruments. The accounting treatments provided in EIC-173 have subsequently been applied in the preparation of our financial statements and, as required, have been applied retrospectively without restatement of prior periods. The adoption of this standard did not have a material impact on the valuation of financial assets or liabilities.

Mining Exploration Costs

In March 2009 the CICA issued EIC-174, “Mining Exploration Costs” which provides guidance to mining enterprises related to the measurement of exploration costs and the conditions that a mining enterprise should consider when determining the need to perform an impairment review of such costs. The accounting treatments provided in EIC-174 have subsequently been applied in the preparation of our financial statements and did not have an impact on the valuation of exploration assets.

Financial Instruments—Disclosures

In June 2009 the CICA amended Section 3862, Financial Instruments-Disclosures, to include enhanced disclosures on the liquidity risk of financial instruments and new disclosures on fair value measurements of financial instruments. The amendments are effective for annual financial statements for fiscal years ending after September 30, 2009. We adopted these amendments to our 2010 annual consolidated financial statements. The impact of the application of these amendments to our fair value measurement and liquidity risk disclosure requirements did not have a significant impact on our financial statements and disclosures.

BUSINESS

Overview

We are a gold mining and exploration company engaged in exploration, mine development and the mining and extraction of precious metals, primarily gold. Our primary asset and only material mineral property is our San Francisco property located in Sonora, Mexico, which includes our only operating mine, which we refer to as the San Francisco Mine. We attained commercial production at the San Francisco Mine on April 1, 2010, and the ramp-up to full production is proceeding as planned.

The San Francisco Mine was previously developed and operated by Geomaque de Mexico, S.A. de C.V., which we refer to as Geomaque. In 2005 we entered into an agreement to acquire a 100% interest in the San Francisco Mine for total consideration of $5.0 million and 10.0 million of our common shares. In addition, we were required to purchase certain mining and processing equipment for $3.5 million plus Mexican value added tax. We made the final payment on this obligation in the amount of C$1,758,120 in December 2010. Most of the equipment and facilities at the San Francisco Mine have been refurbished and are being used in operations.

On March 31, 2008, Micon International Limited, an independent mineral engineering firm which we refer to as Micon, and Independent Mining Consultants, Inc., an independent mineral engineering firm which we refer to as IMC, produced an independent pre-feasibility study on the San Francisco Mine entitled NI 43-101 F1 Technical Report on the Preliminary Feasibility Study for the San Francisco Gold Project, Sonora, Mexico, which we refer to as the Pre-Feasibility Study. The Pre-Feasibility Study was updated on January 16, 2009. The Pre-Feasibility Study recommended development and re-commissioning of the San Francisco Mine, and concluded that it was an advanced-stage exploration project with significant economic potential. On November 30, 2010, Micon produced an independent technical report on the San Francisco Mine entitled NI 43-101 F1 Technical Report—Updated Resources and Reserves and Mine Plan for the San Francisco Gold Mine, Sonora, Mexico, which we refer to as the Technical Report. The Technical Report concluded that the San Francisco Mine and property merit further exploration and supports our proposed exploration plans.

During fiscal 2008 and 2009, we focused our efforts on successfully arranging financing for the construction and re-commissioning of the San Francisco Mine. During this period, construction of a new crushing system at the San Francisco Mine was completed and testing was undertaken. The gold extraction plant was refurbished and tested, and the infrastructure for the San Francisco Mine, including its power supply and connection to civil works, was put in place. In addition, a third drill program was implemented with the objective of expanding the known mineral resources at the San Francisco Mine. During fiscal 2009, we also completed a regional exploration program consisting of geological mapping and sampling, soil geochemistry and ground and airborne geophysics. Work proceeded on the new heap leach pads with liners being placed on the first eight hectares, and emergency pond and channel liners were also installed. During fiscal 2009, the assay lab at the San Francisco Mine became operational and processed samples from drilling activity in support of planning for expansion of the existing open pit. We commenced pre-stripping waste in the fourth quarter of 2009, and at that time we also commenced the crushing and leaching of ore.

During fiscal 2010, the ramp-up to production at the San Francisco Mine proceeded and continues to proceed toward full production as planned. All of the mining equipment recommended by the Pre-Feasibility Study, including two Komatsu shovels, one Caterpillar loader and eleven 100 tonne Caterpillar trucks are on site for full scale open pit extraction of materials, including ore and waste, at a current average rate of 40,000 tonnes per day. Our targeted level of production is 18,000 tonnes of ore per day to the heap leach pads, and progress is being made on achieving this level of throughput. See “—Production, Reserves and Resources” below.

Since commercial production commenced on April 1, 2010, we have concluded that addition mining equipment, including two drills, three haul trucks and one shovel are required to support operating rates at or above 12,000 tonnes of ore per day to the heap leach pads. We expect this additional equipment to further reduce operating costs. This equipment arrived on-site in December 2010.

Currently, the crushing system at the San Francisco Mine is fully operational and is being optimized to achieve a rate in excess of 14,000 tonnes of ore per day to the heap leach pads, and we plan to install an additional crusher and screen to increase throughput from 14,000 tonnes per day to 18,000 tonnes per day. The crush size of the ore being stacked on the heap leach pads is 100% less than  1/2 inch. This crush size is projected to attain recoveries of approximately 70% on average. Leach extraction is proceeding with no visible pooling or channeling. Preliminary indications from early production indicate that the targeted metallurgical recoveries of 70% should be attained. See “—Processing” below.

All mining activities at the San Francisco Mine are carried out by a mining contractor. The contractor provides all the required mining equipment and personnel required to meet production targets. We provide contract supervision, geology, engineering and planning and survey services using our own employees.

Production, Reserves and Resources

The table below shows the production rates that have been achieved since the commencement of operations at the San Francisco Mine.

	Fiscal 2009	Quarter Ended March 31, 2010	Quarter Ended June 30, 2010	Quarter Ended Sept 30, 2010
Total Material Mined (000’s of tonnes)	2,206	3,654	4,983	4,969
Ore to Leach (tonnes)	284,776	704,139	905,296	1,090,768
Ore Processed per Day (tonnes)	N/A	7,829	9,948	11,856
Ore Grade (g/t)	0.687	0.544	0,718	0.817
Au Sold (oz)	1,770	5,321	11,290	15,690

For the six months ended September 30, 2010, we sold approximately 26,980 ounces of gold and 15,241 ounces of silver, realizing gross proceeds of approximately C$34.7 million.

Mineral Resource Estimates

MINERAL RESOURCES THAT ARE NOT MINERAL RESERVES DO NOT HAVE DEMONSTRATED ECONOMIC VIABILITY. IN ADDITION, INFERRED MINERAL RESOURCES ARE CONSIDERED TOO SPECULATIVE GEOLOGICALLY TO HAVE THE ECONOMIC ANALYSIS APPLIED TO THEM THAT WOULD ENABLE THEM TO BE CATEGORIZED AS MINERAL RESERVES. SEE “CAUTIONARY NOTE REGARDING MINERAL RESERVE ESTIMATES.”

Estimates of the mineral resources at the San Francisco Mine were initially published in the Pre-Feasibility Study. Prior to this, in 2006, we engaged IMC to estimate the mineral resources for the San Francisco Mine using the historical Geomaque data along with the results of our 2005 and 2006 exploration drilling programs. IMC developed a three-dimensional (3D) block model and used floating cone techniques to develop a mineral resource within a constrained pit outline. To fulfill the criterion for potential economic viability, only material lying within a floating cone pit shell at a gold price of $500 per ounce and additional cost and recovery parameters developed by us and IMC was reported as a mineral resource. The drilling database we provided to IMC consists of 1,133 drill holes amounting to 116,000 meters of drilling. There are 62,137 sample intervals of which 61,346 were assayed for gold. The sampling interval is predominantly 2 meters (86% of the intervals), though about 7% of the intervals are 1.5 meters in length, and about 3% of the intervals are 1 meter in length. The initial resource estimates contained in the Pre-Feasibility Study were as follows.

Resource Classification	Resources (000 t)	Gold (g/t Au)	Contained Gold (oz)
Measured Mineral Resource	5,352	0.912	156,930
Indicated Mineral Resource	22,296	0.781	559,860

Total	27,648	0.806	716,790
In\ferred Mineral Resource	2,506	0.788	63,490

In November 2010, following a step out drill program, we announced a significant increase in our resource estimates for the San Francisco Mine. The new resource estimates are illustrated in the table below. The updated mineral resource estimates were completed by Mr. William Lewis, B.Sc. P.Geo and Ing. Alan San Martin, MAusIMM of Micon. The mineral resource estimates were based on a gold price of $1,100 per ounce and a 0.131 g/t gold cutoff grade, and utilized all drill results available at August 31, 2010.

Resource Classification	Resources (000 t)	Ore Grade (g/t)	Contained Gold (oz)
Measured Mineral Resource	19,089	0.797	489,000
Indicated Mineral Resource	23,442	0.658	495,000

Total	42,531	0.720	984,000
Inferred Mineral Resource	10,308	0.628	208,000

Mineral Reserve Estimate

THIS PROSPECTUS/OFFER TO EXCHANGE INCLUDES RESERVES REPORTED IN ACCORDANCE WITH SEC INDUSTRY GUIDE 7 AND ALSO INCLUDES RESERVES AND RESOURCES REPORTED IN ACCORDANCE WITH NATIONAL INSTRUMENT 43-101 STANDARDS OF DISCLOSURE FOR MINERAL PROJECTS. SEE “CAUTIONARY NOTE REGARDING MINERAL RESERVE ESTIMATES.”

The table below shows the mineral reserve estimates of the Pre-Feasibility Study. These mineral reserve estimates were made as of February 29, 2008. Micon classified both the measured and indicated mineral resources within the open pit as a probable mineral reserve. In addition to the San Francisco Mine tonnage, total waste rock within the final pit outline is estimated to be 46.0 Mt, giving a stripping ratio (waste to ore ratio) of 2.0:1.

Case	Reserve Class	Gold Cut- Off (g/t)	Reserve (000 t)	Grade (g/t)	Gold (000 oz)
High Grade Crusher Feed	Probable	0.50	12,000	1.05	403.7
Low Grade Crusher Feed	Probable	0.23	4,653	0.88	132.0
Sub-total Crusher Feed	Probable		16,653	1.01	535.7
Low Grade ROM Leach	Probable	0.28	5,981	0.39	75.3

Grand Total	Probable		22,634	0.84	611.0

In November 2010, following a step out drill program, we announced a significant increase in our reserve estimate for the San Francisco Mine, as shown in the table below. This revised reserve estimate constitutes a 28%

increase in contained gold from the previous estimate. The updated mineral reserve estimates were completed by Mr. Mani Verma, M.Eng, P.Eng, of Micon. The mineral reserves were based on a gold price of $900 per ounce, a 0.16 g/t gold cutoff grade and a weighted average recovery of 70%. In addition to the tonnages presented below, total waste rock within the final pit outline is estimated at 95.34 million tonnes. The reserve includes a dilution factor of 12% according to the type of mineralization and the size of the blocks modeled, and the stripping ratio is estimated to be 1.73.

Reserve Classification	Reserves (000 t)	Ore Grade (g/t)	Contained Gold (oz)
Proven	17,194	0.756	418,000
Probable	17,738	0.635	362,000

Total	34,932	0.695	780,000

Strategy

Our activities during the quarter ended September 30, 2010 focused on improving and optimizing the operations at the San Francisco Mine. We continued to maintain our property rights with respect to all of our property interests but did not undertake any significant activity on them. Although we evaluate other opportunities as they are presented, our principal focus is to increase production at the San Francisco Mine to full capacity and generate positive cash flows from operations. We also plan to continue our drilling program to seek to expand reserves at the San Francisco Mine. The drilling conducted during the period from January 1 to June 30, 2010 was concentrated in three areas: (i) northwest of the main ore body, (ii) southeast of the main ore body, and (iii) along the southwest flank of the pit. The additional measured and indicated resources recently discovered were located contiguous to the northwest, the southeast and the southwest of the existing pit limits. During the next six to nine months, we plan to continue drilling in and around the existing San Francisco Mine area, and we have outlined a program of exploration to define and test the targets to the north of the existing pit at the San Francisco Mine. We estimate that this program will require approximately 100,000 m of drilling. The total expenditures for the next phase of exploration, including other related payments such as access payments, are estimated to be $8.3 million.

Regional exploration on our 70,000 hectare land package in and around the San Francisco Mine is also being undertaken. Drill results to date indicate that the zone of mineralization extends to the west, northwest and southeast of the currently defined resource and remains open along strike in each direction and at depth. Regional exploration on our 70,000 hectare land holdings in and around the San Francisco Mine is also being planned.

We intend to increase production at the San Francisco Mine to 18,000 tonnes of ore per day to the heap leach pads by the second quarter of fiscal 2012, and we expect to incur additional capital expenditures of approximately $5.9 million to facilitate such increased production. Based on the conclusions of the Technical Report, we expect that open pit mining will continue at the San Francisco Mine until early 2016 and that our sustaining capital expenditure requirements will be approximately $5.3 million over that period, assuming we achieve production of 18,000 tonnes of ore per day to the heap leach pads.

The following table shows a summary of our projected operating costs over the expected life of the San Francisco Mine, based on the conclusions of the Technical Report:

	LOM Total $ millions	LOM Average $/t	LOM Average $/oz Au
Mining costs	159.8	4.79	297.68
Crushing costs	49.0	1.47	91.36
Leach costs	32.4	0.97	60.37
ADR costs	8.2	0.25	15.22
Metallurgy and Lab costs	2.4	0.07	4.53
General & Admin costs	10.7	0.32	19.88

Total cash operating cost	262.5	7.87	489.05

Gold Sales

We deliver gold and silver in doré form to an internationally respected precious metal refinery in North America where the doré may, at our option, be converted into London Good Delivery metal, or alternatively, be sold to the refiner. Gold is delivered to the refinery by armoured, insured carriers. If metal is returned to us, it is then sold to international bullion dealers.

Our Mineral Properties

The San Francisco Gold Mine

The San Francisco property is situated in the north-central portion of the state of Sonora, Mexico. In the description below, the term “San Francisco Project” or the “Project” refers to the area within the exploitation or mining concessions optioned by us, while the “San Francisco Property” refers to the entire land package (mineral exploitation and exploration concessions) optioned and owned by us. The Project is comprised of two previously mined open pits (San Francisco and La Chicharra) together with heap leach processing facilities and associated infrastructure located close to the San Francisco pit.

We hold our interest in the San Francisco Property through our wholly-owned Mexican subsidiary Timmins Goldcorp Mexico, S.A. de C.V., which we refer to as Timmins Mexico. Timmins Mexico originally acquired the rights to the exploitation concessions on April 18, 2005, upon signing an option agreement with Geomaque.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The Project is located in the Arizona-Sonora desert in the northern portion of the Mexican state of Sonora, 2 km west of the town of Estación Llano, approximately 150 km north of the state capital Hermosillo and 120 km south of the United States/Mexico border city of Nogales along Highway 15 (Pan American highway). The closest accommodations are located in Santa Ana, a small city located 21 km to the north on Highway 15.

Physiographically, the San Francisco Property is situated within the southern Basin and Range Province, characterized by elongated, northwest-trending ranges separated by wide alluvial valleys. The San Francisco Mine is located in a relatively flat area of the desert with the topography ranging between 700 and 750 meters above sea level.

The climate at the Project site ranges from semi-arid to arid. The average ambient temperature is 21°C, with minimum and maximum temperatures of -5ºC and 50ºC, respectively. The average rainfall for the area is 330 millimeters, or mm, with an upper extreme of 880 mm. The desert vegetation surrounding the San Francisco Mine is composed of low lying scrub, thickets and various types of cacti, with the vegetation type classified as sarrocaulus thicket.

In 2006, we concluded an access agreement with an agrarian community, or an “ejido” in Mexico, called “Los Chinos” whereby we were granted access privileges to 674 ha, the use of the ejido’s roads, as well as being able to perform all exploration work on the area covered by the agreement. The agreement is for a period of 10 years, with an option to extend the access beyond the 10 year period. In consideration for the ejido granting us access privileges to a portion of its land, we paid the ejido $30,000.

Electrical power to the San Francisco Mine is delivered through a 33 kilovolt overhead line from the public utility company, Comisión Federal de Electricidad. From the main metering point, the power is distributed to the crushing and screening plant and other site infrastructure, and at the crushing and screening plant, separate transformers feed the principal equipment. The current electrical power supply is sufficient for the planned production capacity of 18,000 tonnes of ore per day to the heap leach pads.

Our current fresh water requirement is 2,000 m3/d, of which 1,100 m3/d is for the leach area and ADR plant and 900 m3/d is for the San Francisco Mine and services. The Comisión Nacional del Agua (“CONAGUA”) authorized the total and definitive transfer of the rights for two concession titles to use national water previously held by Geomaque de Mexico to our Mexican subsidiary Molimentales del Noroeste, S. A. de C. V. (“Molimentales”) on May 30, 2008. Molimentales acquired two additional water rights concessions in August 2010.

Geological Setting and Mineralization

The San Francisco Project is a gold occurrence with trace to small amounts of other metallic minerals. The gold occurs in granitic gneiss and the deposit contains principally free gold and occasionally electrum. The associated mineralogy, the possibility of associated tourmaline, the style of mineralization and fluid inclusion studies suggest that the San Francisco Project deposits may be of mesothermal origin.

The San Francisco Project deposits are roughly tabular with multiple phases of gold mineralization. The deposits strike 60º west to 65º west, dip to the northeast, range in thickness from 4 to 50 meters, extend over 1,500 meters along strike and are open-ended. Another deposit, the La Chicharra zone, was mined during the last two years of production as a separate pit.

History

After conducting exploration on the Project between 1983 and 1992, Compania Fresnillo S.A. de C.V., which we refer to as Fresnillo, sold the property in 1992 to Geomaque. After conducting further exploration,

Geomaque commenced production in 1995. Due to economic conditions, mining ceased and the operation entered into the leach-only mode in November, 2000. In May, 2002, the last gold pour was conducted, after which the plant was decommissioned and clean-up activities at the San Francisco Mine site began.

In 2003, Geomaque sought and received shareholder approval to amalgamate into a new Canadian company, Defiance Mining Corporation, which we refer to as Defiance. On November 24, 2003, Defiance sold its Mexican subsidiaries (Geomaque and Mina San Francisco), which held the San Francisco Mine, to the Astiazaran family of Sonora and their private company for $235,000.

We acquired an option to earn an interest in the Property in early 2005 from the Astiazaran family for total consideration of $5.0 million and 10.0 million of our common shares, and conducted a review of the available geological data. As a result, we identified a number of exploration targets in and around the existing San Francisco pit, as well as some secondary targets located on our exploration concessions. We conducted our first exploration drilling program on the San Francisco Project in August and September, 2005, in which we conducted reverse circulation drilling of 14 holes.

This was followed by a second drilling program comprised of both reverse circulation and diamond drilling from September to November, 2006, based on the results of the 2005 drilling program and the results of the historical drilling programs conducted by Geomaque and Fresnillo. The 2006 program consisted of 56 holes comprised of 28 diamond drill holes and 28 reverse circulation drill holes. While the drilling was primarily concentrated to the north and northwest of the present San Francisco pit and to the north and northwest of the existing La Chicharra pit, a number of widely spaced holes were drilled to test specific geological and geochemical targets around the San Francisco pit and to the south and west of the La Chicharra and La Severiana areas.

During 2007, we conducted field work and exploration drilling to evaluate the extent of the gold mineralization in the other zones on the property. A total of 5,123 meters of exploration drilling were completed in 2007, which included 1,327 meters of condemnation drilling. The total expenditures for the 2007 drilling program were approximately $629,000.

On March 31, 2008, Micon and IMC, produced an independent pre-feasibility study on the San Francisco Mine entitled NI 43-101 F1 Technical Report on the Preliminary Feasibility Study for the San Francisco Gold Project, Sonora, Mexico. The Pre-Feasibility Study was updated on January 16, 2009. The Pre-Feasibility Study recommended development and re-commissioning of the San Francisco Mine, and concluded that it was an advanced-stage exploration project with significant economic potential.

During fiscal 2010, the ramp-up to full production at the San Francisco Mine proceeded, with commercial production commencing on April 1, 2010. All of the mining equipment recommended by the Pre-Feasibility Study is on site for full scale open pit extraction of materials, including ore and waste, at a current average rate of 40,000 tonnes per day. In November 2010, following a step out drill program, we announced a significant increase in our reserve estimate for the San Francisco Mine. See “—Production, Reserves and Resources.”

Mineral Testwork

The San Francisco Mine operated during the period 1995-2000, when approximately 13.5 million tonnes of ore at a grade of 1.13 g/t gold were treated by heap leaching, and 300,834 oz of gold were recovered. Metal recovery from the pregnant solution was effected through carbon columns. Loaded carbon from the columns was transferred to a Zadra elution plant for precious metal extraction and the production of doré bullion. Average gold recovery over that period was about 63%. Mining operations ceased in 2001 as a result of low gold prices, although leaching and rinsing of the heap continued until 2002.

From early 2008 to June 2010, we continued to use the sampling procedures instituted for our 2005-2007 reverse circulation drilling campaign. Micon discussed and examined our sampling procedures during an August 2010 site visit and Micon was satisfied that such procedures were accurately carried out, well documented and were in accordance with the best practices currently used in the mining industry.

Our 2008-2010 exploration drilling program consisted of 613 drill holes, totalling 57,753 m. All drill holes were field logged and sampled as the holes were in progress. During the drilling and each day that the drilling was completed, the information contained on the hand-written drilling logs (field logs) was transcribed into an Excel® spreadsheet. This information was imported into the database which supports our resource estimates. Geological and mineralization interpretation was conducted based on cross-sections which were produced using an AutoCAD® software package.

From the reverse circulation drilling, a portion of the material generated for each sample interval was retained in a plastic specimen tray, which constituted the primary reference for a given hole. The specimen tray was marked with the drill hole number and each compartment within the tray was marked with both the interval and number for the respective sequential sample it contained. Empty compartments were left for the locations where both blank and standard samples were inserted into the sequential sample stream and two compartments were filled and identified for each duplicate sample.

As part of our quality assurance/quality control procedures, a set of samples comprised of a blank sample, a standard reference sample and a field duplicate sample were inserted randomly into the sample sequence. The insertion rate for the blanks, standards and duplicate samples was one in every 25 samples. Certified standard reference materials, which we refer to as SRM’s, were submitted with each sample shipment during the course of the drill programs. Sixteen different SRMs were used, including low, medium and high gold grades in relation to the average grade of the known deposits in the area.

Samples were taken in the overlying alluvium as well as within the underlying rock units. The alluvium samples were subject to random assaying, whereas every sample originating from the underlying rock units was assayed. The recovery of the material during the drilling program was between 90% and 95%, in both near surface sulphide-oxide and sulphide zones.

A common feature in the sampling process for reverse circulation drilling is that a unique sample tag is inserted into the sample bag with each sample, and each sample bag is marked with its individual sample number. The bags containing the blank and standard samples were added into the sequential numbering system prior to shipment of the samples to the preparation facility. Sample preparation and assaying were performed at the San Francisco Mine, and approximately 15% of the samples assayed in the laboratory at the San Francisco Mine were checked at an external laboratory. The principal external laboratory has been the IPL-Inspectorate Laboratory in Vancouver, B.C.

Although our drilling programs are managed to meet industry best practices, any sampling program has inherent risks in collecting an accurate sample. Various factors, such as mixing of chips in reverse circulation drilling, can either bias samples’ metal values upwards or downwards. Problems of this type have been minimal in our projects and are not believed to have a material effect on results described herein.

Security of Samples

Details of sample preparation, analysis and security are not available for the historical work conducted by Geomaque on the Project in the 1990s, although a laboratory was located at the mine site and some of the sample preparation equipment was available for our use during our exploration programs. Prior to our initial reverse circulation drilling program in August and September of 2005, we did not conduct any sample preparation or analysis, as no samples were collected.

The reverse circulation drilling sampling was conducted by a team of two or three geological assistants under the close supervision of our staff geologists in charge of the on-site program. The staff geologists were responsible for the integrity of the samples from the time such samples were taken until they were delivered to the preparation facilities at the San Francisco Mine.

Our staff geologists and their assistants prepared all samples from the reverse circulation drilling at the drill site. Each time that a hole was completed, a truck was dispatched from the drill site to the preparation facilities of our assaying laboratory, which currently supports the mining and processing operations of the San Francisco Mine and the exploration in the area surrounding the pit.

For all drilling during 2008, we sent the samples to be prepared at the IPL-SSP facility in Hermosillo, prior to shipping the prepared samples to the IPL laboratory in Vancouver, British Columbia for final analysis. For drilling during 2009 and 2010, we assayed the majority of the production and exploration drill samples at our assay laboratory on-site at the San Francisco Mine. The San Francisco Mine laboratory generally submits between 5% and 10% of its samples to an outside laboratory as checks against its assay results. The San Francisco Mine laboratory also participates in a round-robin assay process through CANMET, the Materials Technology Laboratory at Natural Resources Canada, a branch of the Canadian Government. Our decision to use our own laboratory is consistent with many mining operations in North American and around the world.

In terms of overall averages, the blank and duplicate assay results were satisfactory for the San Francisco Mine laboratory. However, a high variation was seen with the individual samples, though in most cases the average of all samples was similar or within the accepted two standard deviations. This could be in part due to the low grade nature of the samples, as both the San Francisco Mine laboratory and the independent check laboratory had difficulties when the assays were close to the detection limits of the assaying process. We plan to have an independent consultant review our laboratory operations and procedures in order to continue to improve the quality of our results.

Processing

All mining activities at the San Francisco Mine are carried out by a mining contractor. We have a mining contract with Peal Mexico, S.A. de C.V., which we refer to as Peal, pursuant to which Peal has agreed to perform mining operations at the San Francisco Mine. The contract is for 42 months, beginning on September 15, 2009, and is at a contracted price of $1.59 per ton (plus IVA). The contract with Peal stipulates that we are responsible for mobilization costs of $600,000 (plus IVA), payable at a rate of $100,000 (plus IVA) each month, the payments for which commenced on September 30, 2009. The mobilization obligations have been paid in full. We are also responsible for demobilization costs of $900,000 (plus IVA) payable one month prior to the end of the mining contract. These obligations have been recorded at an annualized discount rate of 6.775%, reflecting the implied interest rate, and calculated according to the formula stipulated in the contract. This obligation was recorded at approximately C$1.1 million at September 30, 2010 (C$1.1 million at June 30, 2010).

Ore extracted from the San Francisco Mine pit is transported in haulage trucks to the primary crusher, which has a nominal capacity of 1,200 tonnes per hour. The crushed product is then transported on conveyor belts to a stockpile with a capacity of 10,000 tonnes. Two feeders beneath the stockpile deliver the ore to a conveyor belt for transport to the secondary crushing circuit, where the ore is screened at  1/2”, with screen undersize being included in the final product, while screen oversize is fed to two secondary crushers. Product from the secondary crushers is transported on conveyor belts to the tertiary crushing circuit, which consists of two tertiary crushers operating in closed circuit with  1/2” screens. Undersize from the screens is delivered to the leach pad. Currently, the crushing system at the San Francisco Mine is fully operational and is being optimized to achieve a rate in excess of 14,000 tonnes to the heap leach pad per day, and we plan to install an additional crusher and screen to increase throughput to 18,000 tonnes per day.

The current leach pad occupies approximately 40 ha and is divided into 7 sections. Material from the crushing plant is transported to the leach pad on overland conveyors and deposited on the pad with a stacker forming 6 m lifts. The irrigation pipelines are then installed, through which the leach solution is distributed over the entire surface of the lift. Leach solution infiltrates the crushed ore, dissolving gold and silver. The solution percolates to the bottom of the lift and flows to the canal that carries the pregnant solution for further processing. Fresh water is then added to replace losses during the process, and sodium cyanide is added before the solution is pumped back to the leach pad. Preliminary indications from early production indicate that the targeted metallurgical recoveries of 70% should be attained. Due to the increase in our mineral reserves and the planned increase in production capacity, we intend to prepare an additional 35.2 ha to construct a new leach pad.

Our Other Properties

We are primarily focussed on the San Francisco Mine. However, we have exploration properties in other regions of Mexico such as Jalisco, Nayarit and Zacatecas. We also have an interest in, and plan future operations at, the following properties:

Cocula Property, Jalisco. We hold an option to acquire a 100% interest in this property, comprising approximately 250 hectares and located approximately 50 kilometers west of Guadalajara, Jalisco. This property has drill-indicated mineralization near its surface, and is part of Soltoro’s larger Quila claim.

El Capomo Property, Nayarit. We acquired the interest to our El Capomo Property by staking the mineral rights to 60,000 hectares in four claim blocks. The El Capomo Property is located in Nayarit State, approximately 50 kilometers east of Puerto Vallarta.

Timm Property, Zacatecas. We acquired a 45,000 hectare land package in the Peňasquito area by staking the mineral rights. The Timm claims are located in the northern part of the state of Zacatecas, approximately 42 kilometers west of the town of Concepcion del Oro and contiguous to the Peňasquito mine recently placed into production by Goldcorp Inc.

El Picacho Property, Sonora. We hold an option to acquire a 100% interest in the 703 hectare El Picacho Property located 20 kilometers west of the San Francisco Mine. We have also staked an additional 6,500 hectares encompassing the claims along the principal trend of the mineralization and now control over 7,200 hectares either proximate to or surrounding the San Francisco Mine. These claims have high grade mineralization at their surface.

Patricia and Norma Property, Sonora. Our Patricia and Norma claims total approximately 20,000 hectares that were staked by us. The claims are located in the Municipality of Trincheras, Sonora, Mexico, to the west of the San Francisco claims block, and have known mineralization occurrences.

Onesimo, Zindy and San Fernando Properties, Zacatecas. We hold an option to acquire an interest in each of the San Onesimo, Zindy and San Fernando mineral concessions located in the State of Zacatecas, Mexico.

Quila Property, Jalisco. We hold an option to acquire a 100% interest in a 12,000 hectare claim on the eastern section of Soltoro’s 22,428 hectare Quila claim located in Jalisco, Mexico. We optioned this property with a view to expanding the surface oxide gold discovery made at the Cocula Property.

Employees

As of December 31, 2010, we had 269 employees located in Mexico and 5 employees located in Canada. Of these, 57 are primarily engaged in exploration, 201 are primarily engaged in the operation of the San Francisco Mine and 16 hold corporate or general administrative positions. We consider current employee relations to be good. In addition, Peal Mexico, S.A. de C.V., an independent contractor, carries out all mining activities at the San Francisco Mine, and certain of Peal’s employees are represented by labour unions in Mexico.

Government Regulation

In the past, Mexico has been subject to political instability, changes and uncertainties, which may cause changes to existing governmental regulations affecting mineral exploration and mining activities. Our operations and properties are subject to a variety of governmental regulations including worker health and safety, employment standards, waste disposal, protection of historic and archaeological sites, mine development, protection of endangered and protected species and other matters. Our activities relating to the San Francisco Mine are subject to, among other things, Mexican mining law, regulations promulgated by SEMARNAP, Mexico’s environmental protection agency, DGM, the Mexican Department of Economy—Director General of Mines and the regulations of CONAGUA with respect to water rights. Mexican regulators have broad authority to shut down and/or levy fines against facilities that do not comply with regulations or standards. Our mineral exploration and mining activities in Mexico may be adversely affected in varying degrees by changing government regulations relating to the mining industry or shifts in political conditions that increase the costs related to our activities or maintaining our properties. Operations may also be affected in varying degrees by government regulations with respect to restrictions on production, price controls, export controls, income taxes, and expropriation of property, environmental legislation and mine safety. Mexico’s status as a developing country may make it more difficult for us to obtain the required financing for our projects.

All concessions in Mexico are subject to a semi-annual fee. Further, reports must be filed in May of each year, covering the work conducted on the property between January and December of the preceding year. The total semi-annual fee payable to the Mexican government for the group of concessions related to the San Francisco Mine is currently estimated to be $32,970.

The Mexican mining laws were changed in 2005, and as a result all mineral concessions granted by the Dirección General de Minas, which we refer to as DGM, became mining concessions. Accordingly, there are no longer separate specifications for a mineral exploration or exploitation concession. Further, all mining concessions are now granted for a period of 50 years provided the concessions remain in good standing. As part of this change, all former exploration concessions which were previously granted for 6 years became eligible for the 50-year term. We are currently in good-standing with respect to our material concessions.

Timmins Mexico and Molimentales are in the process of renewing their respective permits relating to the San Francisco Mine operations. In order to comply with the Mexican legal and administrative framework, the following laws and regulations must be considered:

•	Mining Act and Regulations (LM)

•	General Law of Ecological Equilibrium and Environmental Protection (LGEEPA)

•	General Law of Sustainable Forestry Development (LDFS)

•	National Waters Law (LAN)

•	General Law for Integral Waste Management and Prevention (LGPGIR)

Environmental laws and regulations may affect our operations. These laws and regulations set various standards regulating certain aspects of health and environmental quality. They provide for penalties and other liabilities for the violation of such standards and establish, in certain circumstances, obligations to rehabilitate current and former facilities and locations where operations are or were conducted. Furthermore, the permission to operate could be withdrawn temporarily where there is evidence of serious breaches of health and safety, or even permanently in the case of extreme breaches. Significant liabilities could be imposed on us for damages, clean-up costs or penalties in the event of certain discharges into the environment, environmental damage caused by previous owners of acquired properties or noncompliance with environmental laws or regulations. In all major development projects, we generally rely on recognized designers and construction firms from which we will, in the first instance, seek indemnities. In addition, we intend to minimize these risks by taking steps to ensure compliance with environmental, health and safety laws and regulations, and operating in accordance with international environmental standards. Also, environmental laws and regulations in Mexico may become more onerous, making our operations more expensive.

Further, Mexico is a signatory to a significant number of International Environmental Treaties, including those listed below. In all the commercial treaties to which Mexico is a party, environmental regulations are included.

•	Vienna Convention for the Protection of the Ozone Layer, Vienna 1986 and Montreal Protocol Related to the Substances that Deplete the Ozone Layer, Montreal 1987.

•	Convention on the Control of Transboundary Movement of Hazardous Wastes, Basel 1989.

•	UN Convention on Climate Change, New York 1992.

•	Convention on Biological Diversity, Rio de Janeiro 1992.

•	Convention on International Trade in Endangered Species of Flora and Fauna, Washington 1973.

•	North America Free Trade Agreement, side agreement on environmental matters, 1993

Legal Proceedings

We are not party to any legal proceedings.

Corporate Structure

We were incorporated in British Columbia, Canada pursuant to the Business Corporations Act (British Columbia) on March 17, 2005, under the name Timmins Gold Corp. Our head office, which also serves as our registered and records office, is located at Suite 520 – 609 Granville Street, Vancouver, British Columbia, Canada, V7Y 1G5, telephone number 604-682-4002. Our head office in Mexico is located at Blvd. Navarrette 125-12, Col. Valle Verde, Hermosillo, Sonora, Mexico, 83200. We also maintain field offices at the San Francisco Mine site, near Estacion Llano, Sonora and Kino de Magdalena, Sonora.

We have two material subsidiaries, both of which are wholly-owned: Timmins Goldcorp Mexico, S.A. de C.V. and Molimentales del Noroeste, S. A. de C. V. Timmins Mexico was incorporated pursuant to the laws of Mexico on March 23, 2005 and is the entity through which we conduct our Mexican operations. Molimentales was acquired from Geomaque pursuant to an acquisition agreement dated March 20, 2007, and was incorporated pursuant to the laws of Mexico for the principal purpose of holding the mineral concessions and infrastructure that constitute the San Francisco Gold Property.

Glossary

Units of Measurement

Unit of Measurement	Meaning
g/t	grams per tonne
kg/t	kilograms per tonne
mm	millimeters
mt	metric ton, or tonne
oz	ounce
t	tonne

Unit Conversion

The following table sets forth certain conversions between Standard Imperial Units and the International System of Units (or metric units).

To Convert From	To	Multiply By
tons	tonnes	0.9072
tonnes	tons	1.1023
kilograms	pounds	2.2046
pounds	kilograms	0.4536
grams	troy ounces	0.0322
troy ounces	grams	31.1035
grams per tonne	troy ounces per short ton	0.0292
troy ounces per short ton	grams per tonne	34.2860
millimeters	inches	0.0394
inches	millimeters	25.3807
meters	feet	3.2808
feet	meters	0.3048
miles	kilometers	1.6090
kilometers	miles	0.6214
hectares	acres	2.4710
acres	hectares	0.4047
Fahrenheit	Celsius	(°F-32)×5÷9
Celsius	Fahrenheit	°C×9÷5+32

Definitions

Assay: analysis to determine the amount or proportion of the element of interest contained within a sample.

Au: gold.

Crushing: breaking of ore from the size delivered from the San Francisco Mine into smaller and more uniform fragments to be then fed to grinding mills or to a leach pad.

Doré: unrefined gold and silver bullion bars usually consisting of approximately 90% precious metals that will be further refined to almost pure metal.

Grade: the amount of metal in each ton of ore, expressed as grams per tonne (g/t) for precious metals and as a percentage for most other metals.

Heap leaching: a process whereby gold is extracted by “heaping” broken ore on sloping impermeable pads and continually applying to the heaps a weak cyanide solution which dissolves the contained gold. The gold-laden solution is then collected for gold recovery.

Open pit mine: a mine where materials are removed entirely from a working that is open to the surface.

Ore: rock, generally containing metallic or non-metallic minerals, which can be mined and processed at a profit.

Resources and Reserves:

Mineral resource: a concentration or occurrence of diamonds, natural solid inorganic material, or natural solid fossilized organic material including base and precious metals, coal, and industrial minerals in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge. Mineral resources are sub-divided, in order of increasing geological confidence, into inferred, indicated and measured categories.

Inferred mineral resource: that part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

Indicated mineral resource: that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

Measured mineral resource: that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

Mineral reserve: the economically mineable part of a measured or indicated mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A mineral reserve includes diluting materials and allowances for losses that may occur when the material is mined. Mineral reserves are sub-divided in order of increasing confidence into probable mineral reserves and proven mineral reserves.

Probable mineral reserve: the economically mineable part of an indicated and, in some circumstances, a measured mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

Proven mineral reserve: the economically mineable part of a measured mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

Reverse circulation drilling: a drilling method that uses a rotating cutting bit within a double-walled drill pipe and produces rock chips rather than core. Air or water is circulated down to the bit between the inner and outer wall of the drill pipe. The chips are forced to the surface through the centre of the drill pipe and are collected, examined and assayed.

Stripping ratio: the ratio of waste material to ore that is estimated for or experienced in mining an ore body.

Tonnes: a metric ton, equal to 1,000 kilograms, or 2,204.6 pounds.

Zadra elution plant: a plant which uses the “Zadra elution” process, which flows chemicals through a stationary bed of loaded carbon in order to strip gold and silver from the carbon.

MANAGEMENT

The following table sets forth information with respect to our directors and executive officers as of December 31, 2010.

Name, Place of Residence and Business Address	Age	Position
Arturo Bonillas(2)(4)(6)	53	President and Director
Hermosillo, Sonora, Mexico

Miguel Bonilla	39	Vice-President Finance Mexico
Hermosillo, Sonora, Mexico

Bruce Bragagnolo(1)(2)(4)(5)	53	Chief Executive Officer, Secretary and Director
Vancouver, British Columbia, Canada

Frank Cordova(2)(3)	46	Director
Hermosillo, Sonora, Mexico

Lawrence Dick, Phd., P.Geo.(1)(2)(3)(4)	59	Director
Vancouver, British Columbia, Canada

R. Barry Fraser(6)	60	Director, Non-Executive Chairman
Vancouver, British Columbia, Canada

Eugene Hodgson(1)(3)(5)	54	Chief Financial Officer and Director
Vancouver, British Columbia, Canada

Miguel Soto(4)	59	Chief Operating Officer and Director
Aguascalientes, Ags, Mexico

Alex P. Tsakumis	44	Vice-President Corporate Development
Richmond, British Columbia, Canada

(1)	Denotes member of the Audit Committee.
(2)	Denotes member of the Governance and Nominating Committee.
(3)	Denotes member of the Compensation Committee.
(4)	Denotes member of Operations Committee.
(5)	Denotes member of Finance Committee.
(6)	Mr. Fraser was appointed as a director on December 3, 2010.

Mr. Bonillas has served as our President and a director since March 17, 2005. He holds a B.Sc. degree in Industrial Engineering from the University of Arizona (1980) and has more than 23 years of experience in the mining and exploration industry in Mexico. He has held positions ranging from mine planning engineer, operations research engineer, chief of financial planning and Vice President of purchasing for Compania Minera de Cananea, and later for a subsidiary of Placer Dome in Mexico. He directed full bankable feasibility studies for the Mulatos gold project in Sonora, Mexico, and the San Felipe gold project in Baja, California. In 1993, he founded a management services company to investigate mining opportunities in Mexico, employing up to 20 professionals. He was also Vice President of Business Development for the Gallup Organization of Mexico, responsible for the development of clients for its managerial solutions and leadership programs. His more recent positions include acting as the General Manager for Latin America of Continuum Resources Ltd. from November of 2003 to February of 2006 and serving as a director of Silvermex Resources Ltd. from April 2005 to February 2010, and as President of Silvermex from April 2005 to December 2009.

Mr. Bonilla has served as our Vice-President Finance, Mexico since November 12, 2009, and prior to that served as our Comptroller since March 17, 2005. Prior to his appointment as our Comptroller, Mr. Bonilla was the audit manager and independent consultant for Moore Stephens International Limited in Sonora, Mexico. Mr. Bonilla is a Certified Public Accountant with extensive audit, accounting, consulting and internal control experience, having provided accounting and audit services for companies in different sectors, including the mining industry. He also has been involved in a financial management role for other companies of the mining sector.

Mr. Bragagnolo has served as our CEO and a director since March 17, 2005. Mr. Bragagnolo was the principal of Bruce Bragagnolo Law Corporation from 1988 to 2006. Bruce Bragagnolo Law Corporation was associated with the law firm of Campney & Murphy from May 2000 to August 2001. Mr. Bragagnolo also served as a director of Silvermex Resources Ltd. from April 2005 to February 2010, and as Chief Executive Officer of Silvermex from July 2007 to December 2009. Mr. Bragagnolo graduated with an LLB from the University of British Columbia in 1983. Mr. Bragagnolo has approximately 20 years of corporate finance and transactions experience.

Mr. Cordova has served as a director and our Mexican legal counsel since July 16, 2008. Mr. Cordova is also a legal advisor to Ocotillo Desarrollos Industriales in Hermosilo, Mexico. He has held a number of positions in the Mexican federal and state governments, including federal Minister of Agrarian Reform (February 2005 to April 2007), federal Minister of Consumer Affairs for the State of Sonora (February 2003 to February 2005), federal Undersecretary of Tourism (April 2001 to February 2003) and State of Sonora General Director of Economic Development (September 1995 to October 1998). Mr. Cordova holds a Masters of Arts degree and a Juris Doctor degree from Arizona State University.

Mr. Dick has served as a director since September 27, 2006. Mr. Dick also served as President and a director of Evolving Gold Corp. from June 2003 until September 2008. Mr. Dick was the President of Continuum Resources Ltd. from February 2002 until April 2007. Prior to joining Continuum, Mr. Dick held positions as Executive Vice President and Director of General Minerals Corporation in Latin America, Manager of Exploration in Chile for Chevron Resources and Exploration Manager for the Collahuasi copper deposits. Mr. Dick received his Phd. In geology from Queen’s University in Kingston, Ontario in 1971.

Mr. Fraser has served as the non-executive chairman of the board of directors since December 3, 2010. Mr. Fraser is a lawyer and has been a partner of Clark Wilson LLP in Vancouver, Canada since March 2007, and serves as the firm’s Chair of the Business Litigation and Insolvency and Restructuring Groups. Prior to joining Clark Wilson LLP, Mr. Fraser was a senior partner with a national Canadian law firm where he practiced for over 26 years. Mr. Fraser obtained his Bachelor of Arts degree from Simon Fraser University in 1974 and his Bachelor of Laws degree from the University of British Columbia in 1977.

Mr. Hodgson has served as a director since October 31, 2005. He graduated with a BA from the University of Calgary in 1978. He served as Assistant Managing Director of the British Columbia Mining Association in 1981 and as Director, Business Development at First Exploration Fund from 1985 to 1987. From 1990 to 1995, Mr. Hodgson was the director of Corporate Development for Intrawest Corp. Mr. Hodgson has been a self employed consultant to public companies since 1996. Mr. Hodgson has been a director and the Chief Financial Officer of Sea Breeze Power Corp., a TSX Venture listed company, from June 2003 to June 2005. He has been the Vice President, Western Region for Corpfinance International Limited, a merchant banker, since 2007. He is currently a director, officer and audit committee member of a number of other public and private companies.

Mr. Soto has been our chief operating officer since September of 2005. Mr. Soto has a degree in Geological Engineering from the Instituto Politecnico Nacional in Mexico City. He has over 25 years experience in prospecting and development, having held various field and management positions in Mexican mining companies such as the FRISCO Group, URAMEX, PEÑOLES, LUISMIN and Minera Real de Angeles, where he managed both the Mulatos and San Felipe projects. Mr. Soto was also project manager of the Asientos and Santo Tomas exploration and feasibility projects, and was the exploration manager of Servicios Corporativas Frisco from 1997 to 2001.

Mr. Tsakumis has been our VP Corporate Development since November 12, 2009. Prior to that he was an employee of Timmins since 2005, providing corporate development and investor relations services. Mr. Tsakumis has over 20 years investment experience within the North American capital markets with private and public companies. Mr. Tsakumis began his career in 1989 with the Barrington Group, representing advanced stage mining companies. Mr. Tsakumis has experience in capital formation, management and growth of listed companies including mergers and acquisitions, corporate governance and corporate communications. Mr. Tsakumis is Vice President of the Hellenic Canadian Congress of British Columbia.

There are no family relationships among any of our directors or executive officers.

Corporate Governance

Board of Directors

In compliance with the requirements of the BCBCA, under which we are incorporated, our directors are elected by the shareholders to manage, or supervise the management of, the business and affairs of Timmins. In exercising their powers and discharging their responsibilities, they are required to act honestly and in good faith with a view to the best interests of Timmins and to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

Pursuant to a subscription agreement dated May 28, 2008 (the “Subscription Agreement”), Pacific Road Resources Funds (“PRRF”) has the right to appoint or elect to our board of directors (the “Board of Directors” or the “Board”) a number of nominees which results in representation of PRRF on the Board being at least proportionate to the total number of Timmins Shares held by PRRF calculated on a fully diluted basis, and in any event, at least two directors. Currently there are no such directors appointed to our Board of Directors pursuant to the Subscription Agreement. Until their resignations on November 29, 2010, Mr. Lee Graber and Mr. Louis Rozman were appointees of PRRF. Messrs. Graber and Rozman are investment directors of Pacific Road Capital Management Pty., Limited (“PRCM”) of Level 23, Gold Fields House, 1 Alfred Street, Sydney NSW 2000, Australia. PRCM manages and advises three funds, Pacific Road Resources Fund A, Pacific Road Resources Fund B and Pacific Road Resources NV Belgium, which in the aggregate own 26,205,090 Timmins Shares, representing 19.47% of the Timmins Shares issued and outstanding.

Our Board of Directors is currently comprised of the following individuals:

Director	Independent or Not	Directorship in Other Public Companies	Attendance at Meetings During 2010 Fiscal Year
Arturo Bonillas	Not Independent(1)	None	10/10

Bruce Bragagnolo	Not Independent(1)	None	10/10

Miguel Soto	Not Independent(1)	None	7/10

Lawrence Dick	Independent	Great Bear Uranium Corp. Continent Resources Inc. Scarlet Resources Corp. Pinnacle Mines Ltd. Confederation Minerals Ltd.	8/10

Eugene Hodgson	Not Independent(1)	Grandfield Pacific Inc. Alda Pharmaceuticals Corp.	9/10

Frank Cordova	Not Independent(2)	None	8/10

R. Barry Fraser	Independent	None	*

*	Mr. R. Barry Fraser was appointed to our Board of Directors on December 3, 2010 and accordingly did not attend meetings during fiscal 2010.
(1)	Officer of Timmins and therefore not independent.
(2)	Originally a nominee of one of our significant shareholders and currently an employee, and therefore not independent.

At present we do not have a majority of independent directors, and as a foreign private issuer we are not required to have a board that comprises a majority of independent directors. The independent directors will hold regularly scheduled and ad hoc meetings and management may be asked to step out of Board meetings so that independent directors may meet in executive session.

Board Mandate

The mandate of our Board is to supervise the management of our business and affairs and in doing so to act honestly and in good faith with a view to the best interests of Timmins and to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. In supervising the management of our business and affairs, the responsibilities of the Board include:

•	identifying the principal risks of our business and creating and implementing appropriate systems to manage these risks;

•	considering opportunities and risks of the business, and strategic alternatives, and selecting and approving an annual strategic plan;

•	approving an annual operating plan and any capital budget plans;

•	satisfying itself that we have effective internal controls and management information systems;

•	selecting a Chief Executive Officer and President, approving all key executive appointments and compensation, and monitoring the executive development process to ensure management continuity;

•

satisfying itself as to the integrity of the Chief Executive Officer and other executive officers and that the Chief Executive Officer and other executive officers create a culture of integrity throughout the organization;

•	approving a system for succession planning for the Chief Executive Officer and President, and all key executive appointments, including appointing, training and monitoring senior management;

•	appointing a chairman of the Board and/or a chairman for each meeting of the Board;

•	planning for and budgeting financial and other resources sufficient to meet our commitments when due to lenders, employees, and other stakeholders;

•	taking action, separate from management, on issues that require the independent action of the Board or one of its committees;

•	requiring and overseeing effective programs for workplace safety and environmental practices, and operating in accordance with applicable laws, regulations and permits; and

•

requiring and overseeing measures for receiving communications from stakeholders, including investors, employees, the communities in which we operate and the governments of those communities and through our Chief Executive Officer or President, receiving and considering responses and other communications.

Executive Officers

At present, our Board of Directors has delegated the day-to-day management of our business and affairs to our executive officers. Generally, operations in the ordinary course or that are not in the ordinary course and do not exceed material levels of expenditures or commitment on the part of Timmins have been delegated to management. Decisions relating to matters that are not in the ordinary course and involve material expenditures or commitment on the part of Timmins require prior approval of the Board. Any responsibility which is not delegated to management or a Board committee remains with the Board.

Bruce Bragagnolo is our Chief Executive Officer. His role and responsibilities are set out in a written position description. The Chief Executive Officer is responsible for meeting the corporate goals and objectives developed by the Board. He has the authority and is responsible for overseeing and achieving the governance, financing and regulatory compliance obligations and performance guidelines approved by the Board, for implementing our strategic plan and for maintaining relationships with Timmins’ shareholders and other stakeholders. This authority and responsibility includes defining roles, hiring, retaining, firing, compensating and overseeing corporate officers, employees, consultants and advisors and defining the scope of their work or services. The Chief Executive Officer will initiate Board review and input or ratification on proposals on such matters as:

•	Governance or management practices and reporting;

•	Timely and effective operational management and control as necessary to allow the Board to fulfill its oversight responsibilities;

•	Financing and investment;

•	Acquisitions and restructuring;

•	Exploration, product development or service diversification;

•	New business opportunities; and

•	Major capital and operational expenditures.

Arturo Bonillas is our President. His role and responsibilities are set out in a written position description. The President is responsible for meeting the corporate goals and objectives developed by the Board. He has the authority and is responsible for achieving the operational performance guidelines approved by the Board by an annual strategic plan and budget or other resolutions, subject to the coordination of responsibilities with the Chief Executive Officer, including defining roles, hiring, retaining, firing, compensating and overseeing corporate officers, employees, consultants and advisors and defining the scope of their work or services. The President will initiate Board review and input or ratification on proposals on such matters as:

•	System-wide management practices and reporting;

•	Exploration, product development or service diversification;

•	New business-operations opportunities, alliances, association or other commitments; and

•	Major capital and operational expenditures.

Eugene Hodgson is our Chief Financial Officer. His role and responsibilities include communication with our external auditors and other members of our management to ensure effective financial and disclosure controls are in place for a public company. He is charged with working with our officers and other members of management to ensure all required continuous disclosure obligations are satisfied including, but not limited to, the preparation, review, certification (if appropriate) and filing of annual and interim financial statements, annual and interim management’s discussions and analysis, material change reports, press releases, annual reports and annual information forms.

Miguel Bonilla is our Vice President, Finance, Mexico. His role and responsibilities include the coordination, review, preparation, consolidation and translation of financial information from Mexican operations in accordance with Canadian GAAP and Mexican GAAP as well as communication and coordination with our external auditors. He is also responsible for the preparation and filing of our Mexican tax reports and tax returns. Mr. Bonilla is in charge of the treasury activities in Mexico and provides support to operations, regulatory compliance and legal activities of Timmins.

Alex P. Tsakumis is our Vice President, Corporate Development. His role and responsibilities include shareholder and corporate communications; investor relations; liaising with the investment community, funds and stakeholders in general; news release dissemination; media development; website maintenance; travel coordination and trade show participation, presentations and coordination.

Our Board retains the authority and responsibility for the hiring, firing, compensating and monitoring of the Chief Executive Officer, Chief Financial Officer and the President, and such other senior key personnel as the Board from time to time directs.

Ethical Business Conduct

The Board has adopted a written Code of Business Conduct (the “Code”), which identifies our key principles of corporate governance and conduct. A copy of the Code may be obtained by contacting us. The Board is responsible for monitoring general compliance with the Code, and is developing a series of Statements of Business Conduct Standards to clarify the application of the Code in practice. Although the Board is not required to actively monitor the Code, it both periodically reviews conduct concerns and is developing internal reporting and review protocols, including for the prompt notification of apparent or real breaches, for assessment, investigation and action. The Board recognizes its responsibility to set the tone for proper conduct by its management and employees in carrying on business. The Code is included with the orientation of all directors, officers, management and employees, and will be periodically reviewed and updated by the Corporate Governance and Nominating Committee.

Statements of Business Conduct Standards include matters of employment and environmental concern, and commercial conduct. The President and Chief Executive Officer have initiated a corporate social-enterprise program with integrated community health, welfare and education and environmental components.

Committees of the Board

The standing committees of our Board of Directors consist of the Audit Committee, the Corporate Governance and Nominating Committee, the Compensation Committee and the Operations Committee. From time to time additional committees will be formed to address pertinent issues, such as the Finance Committee.

Audit Committee

The Audit Committee consists of one independent director, Lawrence Dick and two non-independent directors, Bruce Bragagnolo and Eugene Hodgson. All of the members of the Audit Committee are financially literate. For additional information regarding the education and experience of each member of the Audit Committee see “—Management” above. There is no written description for the Chairman of the Committee. The Committee’s duties and responsibilities are specified by law and in the Charter of the Audit Committee. Our Audit Committee does not currently meet the independence requirements of the NYSE Amex, and we intend to rely on the phase-in rules relating to audit committee independence in connection with listing the Timmins Shares on the NYSE Amex.

The Committee meets regularly with our CEO and CFO and the independent auditors to review and enquire into matters affecting financial reporting, the system of internal accounting, financial and disclosure controls, and the independent auditors’ procedures and audit plans. The Audit Committee recommends to the Board the accounting firm to be appointed as independent auditors. The Audit Committee also reviews and recommends to the Board for approval the annual financial statements and Management’s Discussion and Analysis (“MD&A”), reviews and approves the interim financial statements and MD&A, and undertakes other activities required by regulatory authorities. The members of the Audit Committee are elected by the Board at its first meeting following the annual shareholders’ meeting to serve one year terms and are permitted to serve an unlimited number of consecutive terms.

External Auditor

Deloitte & Touche LLP (“Deloitte”), 2800-1055 Dunsmuir St., P.O. Box 49279, Vancouver, British Columbia, Canada, V7X 1P4, have been our auditors since January 2008. Prior to the appointment of Deloitte, our auditors were Charleton & Company. In addition to performing the audit of our consolidated financial statements, Deloitte and Charleton & Company provided other services to Timmins and its subsidiaries as follows:

	2010		2009		2008
Audit fees	C$	163,900	C$	65,500	C$	60,000
Audit related fees		Nil	C$	27,000	C$	2,000
Tax fees	C$	27,000	C$	7,400		Nil
All other fees		Nil		Nil		Nil
Total	C$	190,900	C$	99,900	C$	62,000

“Audit related fees” include fees for the review of the quarterly financial statements and management’s discussion and analysis.

Corporate Governance and Nominating Committee

The Corporate Governance and Nominating Committee was established on July 16, 2009 and consists of Arturo Bonillas, Bruce Bragagnolo, Frank Cordova and Lawrence Dick, of which Lawrence Dick is the sole independent director. There is no written position description for the Chairman of the Corporate Governance and Nominating Committee, however, the Board has approved a written mandate for the Committee, with a requirement that the nominations functions be directed by an independent director. The nominations function is assisted by a board profile matrix of desirable experience and education, and by search consultants and industry director registries, from time to time. All directors are asked to use their best efforts to nominate suitable directors to the Corporate Governance and Nominating Committee, with particular reference to those who are considered to be independent.

The Corporate Governance and Nominating Committee’s nominating responsibilities include: considering annually the size and composition of the Board and the qualifications of incumbent directors and recommending to the Board such changes as it sees fit; identifying and recommending, annually and when vacancies arise, qualified persons to be nominated for election or re-election to the Board and the committees of the Board; ensuring that an appropriate selection process for new nominees to the Board is in place; developing position descriptions of directors, and identifying required competencies and characteristics of potential directors; reviewing changes in applicable laws, emerging practices or other initiatives relating to directors or boards of directors; providing orientation programs for new directors and continuing development programs for existing directors; and reviewing annually the functions of corporate governance and nominations, including Board and committee performance.

The Corporate Governance and Nominating Committee holds part of each meeting in the absence of members of management, and reports promptly to the Board after each of its meetings. It has full authority to engage and compensate such legal, recruitment, and other advisors as it deems necessary.

Compensation Committee

The Compensation Committee consists of Frank Cordova, Lawrence Dick and Eugene Hodgson, of which Lawrence Dick is the sole independent director. The Compensation Committee has a written mandate which was approved by the Board on June 17, 2010. The Compensation Committee holds its meetings in the absence of other members of the Board. We are actively seeking suitable individuals to add to the Board and to the Compensation Committee so a Compensation Committee composed of more independent directors can be established. There is no written position description for the Chairman of the Committee, however, the Board has approved a written mandate for the Compensation Committee. The Committee’s responsibilities include reviewing goals and objectives relevant to compensation for the Chief Executive Officer and all other executive officers; evaluating the performance of the executive officers and making recommendations to the Board on their compensation; reviewing and recommending to the Board all proposed employment contracts and special compensation arrangements; recommending, and if approved, administering incentive plans, share option plans and employee benefit plans; recommending to the Board fees, benefits and other compensation for directors; and reviewing all executive compensation disclosure before it is made public. The Committee may engage and compensate outside consultants. It has no authority to delegate any of its responsibilities. The Committee has full authority to require management to perform studies and furnish any information it requires in performance of its duties. During the year ended March 31, 2010, the Compensation Committee engaged independent consultants, Western Compensation & Benefits Consultants, of Vancouver, British Columbia, to assess the executive compensation program and make recommendations to Timmins. The 2010 salaries and annual incentive bonuses paid to our executive officers were based on the recommendations of the independent consultants.

Operations Committee

The Operations Committee was established on July 24, 2009 and consists of Arturo Bonillas, Bruce Bragagnolo, Lawrence Dick and Miguel Soto, of which Lawrence Dick is the sole independent director. The Board has approved a written mandate for the Operations Committee. The Committee’s duties and responsibilities are to oversee the mining exploration, development and production on Timmins’ properties, to review mining contracts and services, supply contracts and budgets, and to generally oversee the mining operations of Timmins.

Finance Committee

The Finance Committee was established on January 7, 2009 and consists of Arturo Bonillas, Bruce Bragagnolo and Eugene Hodgson. None of the members of the Finance Committee are independent directors. The Board has approved a written mandate for the Finance Committee. The Committee’s duties and responsibilities are to develop strategic plans, goals, policies and budgets related to our financial and risk management and administration; to oversee the preparation of material agreements relating to financing, including banking documents, surety and insurance instruments, equity and debt financing transactions, and material operational agreements for finance and risk conditions; to oversee and administer our finance policies, including such matters as signing authority, internal systems and controls, and reporting; to oversee financial aspects of change of control, and mergers and acquisitions matters, and to prepare and administer timelines, budgets and time commitments for the work of the Committee.

Compensation

Director Compensation

The following table discloses the compensation paid to our directors who were not executive officers for the fiscal year ended March 31, 2010:

Name	Fees Earned		Share- based Awards	Option- based Awards		Non-equity Incentive Plan Compensation	Pension Value	All Other Compensation			Total
Lawrence Dick	C$	12,000	Nil	C$	71,000	N/A	N/A		Nil		C$	83,000
Frank Cordova		Nil	Nil	C$	35,500	N/A	N/A		Nil		C$	35,500
Miguel Soto		Nil	Nil	C$	71,000	N/A	N/A	US$	113,249	(1)	C$	186,344	(2)

(1)	Includes salary for employment services for Chief Operating Officer and salary-related bonus.
(2)	Based on the Bank of Canada noon exchange rate of US$1 = C$1.0185 on August 4, 2010.

No cash compensation was paid to any other director for the director’s services as a director during the fiscal year ended March 31, 2010. Our Compensation Committee assesses all director compensation arrangements on an ongoing basis.

We have no standard arrangement pursuant to which directors are compensated for their services in their capacity as directors except for the granting from time to time of incentive stock options in accordance with the policies of the Toronto Stock Exchange.

Executive Compensation

Board Compensation Committee Report on Executive Compensation

Our executive compensation program is administered by our Compensation Committee. The Compensation Committee plans to review position descriptions as they are developed, evaluate the performance of our senior executive officers and directors and review the design and competitiveness of our compensation arrangements. During the financial year ended March 31, 2010, the Board engaged an independent human resources consultant to conduct a compensation study for all of our officers, as well as to carry out an assessment of director compensation to determine appropriate compensation ranges based on peer group review and to determine appropriate salary levels and bonus mechanisms for senior management and compensation for Board members going forward. The Compensation Committee made its recommendations to the Board based on the advice of the independent consultant.

Executive Compensation Program

Our executive compensation program is based on a pay-for-performance philosophy. It is designed to encourage, compensate and reward employees on the basis of individual and corporate performance, both in the short and long term. The Board has reviewed and determined base salaries based on a number of factors enabling us to compete for and retain executives critical to our long term success. During the fiscal year ended March 31, 2010, the Compensation Committee made recommendations to the Board based on a report received from an independent consultant who was retained to asses the executive compensation program and make recommendations to us.

Incentive compensation is directly tied to corporate and individual performance. Share ownership opportunities are provided to align the interests of executive officers with the longer term interests of shareholders.

Compensation for executive officers is planned to consist of a base salary, short term incentive awards in the form of a discretionary annual bonus and a longer term incentive award in the form of stock options. As we had previously been in the exploration stage of development and only recently began generating production revenue, our compensation program was developed for a company without revenue, and as such provides us with maximum flexibility in determining executive compensation as described below. Emphasis is placed on balancing our overall needs and interests with the needs and interests of our executives. For example, in circumstances where we considered it prudent to conserve cash by paying salaries and awarding short-term incentive bonuses in lower amounts than would otherwise be the case, we followed this practice. We may have increased long-term incentives through stock option awards to ensure that the recruitment, retention and reward objectives of the compensation program are met. As revenue increases, past compensation practices will change to reflect a company in the production stage of development. In addition, as an executive officer’s level of responsibility increases, a greater percentage of total compensation will be based on performance (as opposed to base salary and standard employee benefits) and the mix of total compensation will shift towards stock options, thereby aligning the interests of executive officers and shareholders.

The objectives of our compensation program are to:

(i)	Ensure external competitiveness by developing and maintaining compensation levels that reflect current market rates of pay;

(ii)	Promote pay-for-performance levels that reward consistently high performance levels;

(iii)	Provide us with the resources to recruit and retain a highly capable work force;

(iv)	Establish incentives to develop and achieve performance targets that maximize the value of Timmins to the benefit of its shareholders and other stakeholders; and

(v)	Balance our overall needs and interests with the needs and interests of our executives.

Our compensation plan meets these objectives by addressing each key component of total compensation: base salary, option based awards, annual incentive plan and all other compensation. The Board places significant emphasis on aligning the interests of its executives with those of its shareholders. As a result, significant weighting is placed in option-based awards. An executive officer who has recently joined Timmins would not initially expect to receive the same level of option-based compensation as an executive officer who has been with Timmins for several years. No benefit is conferred through a contribution to a pension plan. The Board and the executive officers are aware that in years where “in-the-money” options are not exercised and in years where options are not “in-the- money,” the value of the option-based component may be nil.

Base Salary

Base salaries provide employees with monthly remuneration based on the position and the qualifications and skills required to perform the functions contained in their job descriptions. All salaries are informally reviewed by the Board on an annual basis. For 2010 the Board received recommendations from the Compensation Committee for the base salaries of the President and Chief Executive Officer based on the report received from an independent consultant we retained to asses the executive compensation program. In the future, base salaries will continue to be reviewed by the Compensation Committee and will be based on recommendations of an independent human resources consultant and peer group review.

Short Term Incentives

The Board may, on a discretionary basis, determine incentive awards or bonuses to be paid to executive officers, in respect of a financial year, based on general performance and specific goals and objectives agreed to by the executive officer and the Board. For 2010 the Board received recommendations from the Compensation Committee for bonuses to be awarded to the President, Chief Executive Officer, Chief Financial Officer and Vice-President of Finance based on the report received from an independent consultant we retained to asses the executive compensation program.

Long Term Incentives

A “Long-Term Incentive Plan” is a plan under which awards are made based on performance over a period longer than one fiscal year, other than a plan for options, SARs (stock appreciation rights) or restricted share compensation. We have no long-term incentive plans in place and therefore there were no awards made under any long-term incentive plans to the executive officers during our most recently completed fiscal year. It is our view that a long-term commitment to our objectives is best achieved by aligning the interest of our executives with that of shareholders through ownership of an equity interest in Timmins. Therefore, we place increased emphasis on indirect stock awards through our stock option plan.

Summary Compensation Table

The following table discloses a summary of compensation paid to our executive officers for the fiscal year ending March 31, 2010:

Name and Principal Position	Year	Salary		Share- based Awards	Option- based Awards(2)		Non-equity Incentive Plan Compensation			Pension Value	All Other Compensation	Total Compensation
							Annual Incentive Plans		Long- term Incentive Plans
Arturo Bonillas,	2010	C$	150,000	Nil	C$	284,000	C$	140,000	Nil	N/A	Nil	C$	574,000
President & Chief Executive Officer	2009	C$	120,000	Nil		Nil		Nil	Nil	N/A	Nil	C$	120,000
	2008	C$	85,503	Nil	C$	211,000		Nil	Nil	N/A	Nil	C$	296,503

Bruce Bragagnolo,	2010	C$	150,000	Nil	C$	284,000	C$	140,000	Nil	N/A	Nil	C$	574,000
Chief Executive Officer	2009	C$	120,000	Nil		Nil		Nil	Nil	N/A	Nil	C$	120,000
	2008	C$	120,000	Nil	C$	211,000		Nil	Nil	N/A	Nil	C$	331,000

Eugene Hodgson(1),	2010	C$	71,400	Nil	C$	142,000	C$	25,000	Nil	N/A	Nil	C$	238,400
Chief Financial Officer	2009	C$	20,400	Nil		Nil		Nil	Nil	N/A	Nil	C$	20,400
	2008		Nil	Nil	C$	65,500		Nil	Nil	N/A	Nil	C$	65,500

(1)	Mr. Hodgson was appointed as our CFO on January 17, 2009 and his salary compensation was consulting fees.
(2)	During the year ended March 31, 2010, the fair value of stock options granted to officers and directors was measured using the Black-Scholes option pricing model, incorporating the following assumptions: (1) interest rate 1-2.75%, (2) option life 1-4.75 years, (3) annual volatility 89%-119%, and (4) nil dividends.

We entered into a management services agreement with Arturo Bonillas dated January 1, 2010, pursuant to which Mr. Bonillas agreed to provide us with management and administrative consulting services. Pursuant to the terms of the agreement, Mr. Bonillas is paid C$20,000 per month for services provided under the agreement. Timmins is required to reimburse Mr. Bonillas for reasonable expenses incurred by Mr. Bonillas for travel and other expenses actually and properly incurred by Mr. Bonillas in connection with providing the services under the agreement.

We entered into an employment agreement with Bruce Bragagnolo dated January 1, 2010, pursuant to which Mr. Bragagnolo agreed to provide duties generally associated with the offices of Chief Executive Officer. Pursuant to terms of the agreement, Mr. Bragagnolo is paid a salary of C$20,000 per month for services provided under the agreement. We are required to reimburse Mr. Bragagnolo for reasonable expenses incurred by Mr. Bragagnolo for travel and other expenses actually and properly incurred by Mr. Bragagnolo in connection with providing the services under the agreement.

We entered into a consulting agreement with Eugene Hodgson pursuant to which Mr. Hodgson agreed to provide duties generally associated with the offices of Chief Financial Officer. Pursuant to terms of the agreement, Mr. Hodgson is paid a consulting fee of C$5,400 per month plus applicable taxes and he is reimbursed for reasonable expenses incurred for travel and other expenses. During the financial year Hodgson received C$71,400 pursuant to the agreement.

Outstanding Share-based Awards and Option-based Awards

The following table sets out all option-based and share-based awards outstanding for each of our directors and executive officers at March 31, 2010. The executive officers do not have any outstanding share-based awards.

	Option-based Awards				Share-based Awards
Name	Number of Securities Underlying Unexercised Options	Option Exercise Price	Option Expiration Date	Value of Unexercised In- the-Money Options	Number of Shares or Units of Shares that have not Vested	Market or Payout Value of Share-based Awards that have not Vested
Arturo Bonillas	325,000	C$0.35	07/25/11	C$282,750	Nil	Nil
	225,000	C$0.70	05/11/12	C$117,000
	100,000	C$0.75	11/27/12	C$47,000
	400,000	C$1.00	11/13/14	C$88,000

Bruce Bragagnolo	325,000	C$0.35	07/25/11	C$282,750	Nil	Nil
	225,000	C$0.70	05/11/12	C$117,000
	100,000	C$0.75	11/27/12	C$47,000
	400,000	C$1.00	11/13/14	C$88,000

Frank Cordova	50,000	C$0.70	05/11/12	C$26,000	Nil	Nil
	50,000	C$0.75	11/27/12	C$23,500
	50,000	C$1.00	11/13/14	C$11,000

Lawrence Dick	100,000	C$0.35	07/25/11	C$87,000	Nil	Nil
	50,000	C$0.70	05/11/12	C$26,000
	50,000	C$0.75	11/27/12	C$23,500
	100,000	C$1.00	11/13/14	C$22,000

Eugene Hodgson	100,000	C$0.35	07/25/11	C$87,000	Nil	Nil
	50,000	C$0.70	05/11/12	C$26,000
	50,000	C$0.75	11/27/12	C$23,500
	200,000	C$1.00	11/13/14	C$44,000

Miguel Soto	50,000	C$0.35	07/25/11	C$43,500	Nil	Nil
	150,000	C$0.70	05/11/12	C$78,000
	100,000	C$0.75	11/29/12	C$47,000
	100,000	C$1.00	11/13/14	C$22,000

Value Vested or Earned During the Year

The following table sets out the value of incentive plan awards vested or earned during the year ended March 31, 2010 for each director and executive officer.

Name	Option-based Awards—Value Vested during Fiscal 2010	Share-based Awards—Value Vested during Fiscal 2010	Non-equity Incentive Plan Compensation—Value Earned during Fiscal 2010
Arturo Bonillas	Nil	N/A	C$140,000
Bruce Bragagnolo	Nil	N/A	C$140,000
Frank Cordova	Nil	N/A	N/A
Lawrence Dick	Nil	N/A	N/A
Eugene Hodgson	Nil	N/A	C$25,000
Miguel Soto	Nil	N/A	N/A

Equity Compensation Plan

The only equity compensation plan which we have in place is the 2010 Stock Option Plan which was previously approved by our shareholders on September 2, 2010. The following table sets forth details of options outstanding under the 2009 Plan, which was in place on March 31, 2010, as at March 31, 2010.

	Number of Securities to be Issued upon Exercise of Outstanding Options, Warrants and Rights	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance under Equity Compensation Plans (Excluding Securities Reflected in Column (a))(1)
Plan Category	(a)	(b)	(c)
Equity Compensation Plans Approved by Security Holders	7,950,000	$0.765	3,557,151
Equity Compensation Plans not Approved by Security Holders	None	None	None
Total	7,950,000	$0.765	3,557,151

(1)	The 2009 Plan provided for the issuance of stock options to acquire at any time up to a maximum of 10% of our issued and outstanding common shares (subject to standard anti-dilution adjustments). As the number of our issued and outstanding common shares increases, the number of shares available under the 2009 Plan automatically increases proportionately. If a stock option is exercised, expires or otherwise terminates for any reason, the number of common shares reserved for issuance under that exercised, expired or terminated stock option shall again be available for the purposes of the 2010 Plan.

The 2010 Stock Option Plan

The CEO, in discussion with management, makes recommendations to the Board on the grant of options to directors, officers, key employees and consultants consistent with the terms and conditions of our 2010 Stock Option Plan (the “2010 Plan”). The 2010 Plan is meant to provide us with a share-related mechanism to attract, retain and motivate qualified executives, employees and consultants, to provide an incentive to such individuals to contribute toward our long term goals, and to encourage such individuals to acquire our shares as long term investments. Individual grants approved by the Board are determined by an assessment of an individual’s current and expected future performance, level of responsibility and the importance of the position to Timmins. Previous grants of stock options are taken into account when considering new grants. The number of stock options which may be issued under the 2010 Plan in the aggregate and to certain individuals and in respect of any financial year is limited under the terms of the 2010 Plan and cannot be increased without shareholder approval. Existing stock options have up to a five year term and are exercisable at the price determined by the Board subject to applicable regulatory acceptance, at the time any option is granted. Generally, a holder of stock options must be a director, officer, employee or consultant of Timmins or our subsidiary or a management company employee in order to receive stock options. Amendments to the 2010 Plan may be proposed by members of the Board in consultation with Timmins’ executive officers and then submitted to the Board for approval. Depending on the nature of an amendment to the 2010 Plan, shareholder and/or regulatory approval of the amendment may be required.

The 2010 Plan meets the requirements of the Toronto Stock Exchange (the “Exchange”) in accordance with Section 613 of the Exchange Company Policy Manual. Under the 2010 Plan, a maximum of 10% of our issued and outstanding shares are proposed to be reserved at any time for issuance on the exercise of stock options. As the number of shares reserved for issuance under the 2010 Plan increases with the issue of additional shares, the 2010 Plan is considered to be a “rolling” stock option plan. All options outstanding under our 2009 Plan became options outstanding under the 2010 Plan. Based on 136,726,694 common shares outstanding as of December 31, 2010, there are currently 6,037,500 options outstanding under the 2010 Plan and 7,635,169 remaining available for future issuance under the 2010 Plan.

The 2010 Plan provides that stock options may be granted to our (and any subsidiary’s) directors, senior officers, employees and consultants and management company employees.

The terms “directors,” “employees,” “consultants” and “management company employees” have the meanings set out in the Plan. In addition, the term “director” is defined in the Plan to include directors, senior officers and management company employees.

Under the 2010 Plan, our Board may, from time to time, designate a director or other senior officer or employee of Timmins as administrator (the “Administrator”) for the purposes of administering the 2010 Plan. Initially, the Administrator will be the Secretary of Timmins.

The 2010 Plan provides for the issuance of stock options to acquire at any time up to a maximum of 10% of our issued and outstanding common shares (subject to standard anti-dilution adjustments). If a stock option is exercised, expires or otherwise terminates for any reason, the number of common shares reserved for issuance under such exercised, expired or terminated stock option shall again be available for the purposes of the 2010 Plan. Any stock option outstanding when the 2010 Plan is terminated will remain in effect until it is exercised or it expires. The 2010 Plan provides that it is solely within the discretion of the Board to determine who should receive stock options and in what amounts, subject to the following conditions:

•	options will be non-assignable and non-transferable except that they will be exercisable by the personal representative of the option holder in the event of the option holder’s death;

•	options may be exercisable for a maximum of five years from the date of grant;

•	options to acquire no more than 5% of our issued shares may be granted to any one individual in any 12 month period;

•	options to acquire no more than 2% of our issued shares may be granted to any one consultant in any 12 month period;

•	options to acquire no more than an aggregate of 2% of our issued shares may be granted to employees conducting Investor Relations Activities (as defined in the 2009 Plan), in any 12 month period;

•

options granted to insiders in the aggregate in any 12 month period and issuable to insiders of Timmins in the aggregate at any one time, when combined with any other security-based compensation arrangements, may not exceed 10% of our issued shares;

•

options held by an option holder who is a director, employee, consultant or management company employee must expire within 90 days after the option holder ceases to be a director, employee, consultant or management company employee;

•

options held by an option holder who is engaged in Investor Relations Activities must expire within 30 days after the option holder ceases to be employed by Timmins to provide Investor Relations Activities; and

•

in the event of an option holder’s death, the option holder’s personal representative may exercise any portion of the option holder’s vested outstanding options for a period of one year following the option holder’s death.

The 2010 Plan provides that other terms and conditions may be attached to a particular stock option, such terms and conditions to be referred to in a schedule attached to the option certificate. Stock options granted to directors, senior officers, employees or consultants will vest when granted unless otherwise determined by the Board on a case by case basis, other than stock options granted to consultants performing Investor Relations Activities, which will vest in stages over 12 months with no more than  1/4 of the options vesting in any three month period. In addition, under the 2010 Plan a stock option will expire immediately in the event a director or senior officer ceases to be a director or senior officer of Timmins as a result of (i) ceasing to meet the qualifications under the Business Corporations Act (British Columbia), (ii) the passing of a special resolution by the shareholders or (iii) an order made by a regulatory authority. A stock option will also expire immediately in the event an employee ceases to be an employee as a result of termination for cause or an employee or consultant ceases to be an employee or consultant as a result of an order made by a regulatory authority.

The price at which an option holder may purchase a common share upon the exercise of a stock option will be as set forth in the option certificate issued in respect of such option and in any event will not be less than the Market Price of our common shares as of the date of the grant of the stock option (the “Award Date”). The term “Market Price” is defined in the Exchange Company Manual and will be the volume weighted average trading price of our common shares for the five trading days immediately preceding the Award Date, or otherwise in accordance with the terms of the 2010 Plan. In no case will a stock option be exercisable at a price less than the minimum prescribed by each of the organized trading facilities or the applicable regulatory authorities that would apply to the award of the stock option in question.

The 2010 Plan also provides that (a) disinterested shareholder approval will be obtained for any reduction in the exercise price of an option held by an insider of Timmins and (b) options cannot be granted to employees, consultants or management company employees that are not bona fide employees, consultants or management company employees, as the case may be.

Timmins Shares will not be issued pursuant to stock options granted under the 2010 Plan until they have been fully paid for by the option holder. We will not provide financial assistance to option holders to assist them in exercising their stock options.

The Board may, from time to time, amend the 2010 Plan for the purpose of meeting any change in relevant law, rule or regulation applicable to the 2010 Plan, and shareholder approval will not be sought for such amendments. All other amendments will require shareholder approval.

Pension Plans

We do not provide a pension plan for our directors or executives.

Contribution Plans

We do not provide a contribution plan for our directors or executives.

Deferred Compensation Plans

We do not provide a deferred compensation plan for our directors or executives.

Termination of Employment, Change in Responsibilities and Employment Contracts

Except as disclosed above we are not, and our subsidiaries are not, parties to any contracts, and have not entered into any plans or arrangements which require compensation to be paid to any of our executive officers in the event of:

•	termination of, or resignation or retirement from, employment with us or one of our subsidiaries;

•	a change of control of Timmins or one of our subsidiaries; or

•	a change in the executive officer’s responsibilities.

We intend to enter into agreements with certain of our executive officers that will provide for up to two years of compensation in the event of such executive officer’s termination and/or a change of control of Timmins.

TRANSACTIONS WITH RELATED PARTIES

Interest of Informed Persons in Material Transactions

Except as disclosed herein, during the fiscal years ended March 31, 2010, 2009 and 2008, no informed person of Timmins, proposed director, or any associate or affiliate of any informed person or proposed director, has taken part in any transaction or any proposed transaction which has materially affected or would materially affect us or any of our subsidiaries.

Indebtedness of Directors and Executive Officers

During the fiscal years ended March 31, 2010, 2009 and 2008, no director, executive officer, senior officer or nominee for director or any of their associates has been indebted to us or any of our subsidiaries, nor has any of these individuals been indebted to another entity which indebtedness is the subject of a guarantee, support in agreement, letter of credit or other similar arrangement or understanding provided by us or any of its subsidiaries.

Related Party Transactions

During the three and six months periods ended September 30, 2010, we entered into the following transactions with related parties:

•

We incurred C$141,304 (2009: C$42,609) of geological and consulting fees to our directors and officers for the six month period ended September 30, 2010 and C$51,658 (2009: recovery of C$2,520) for the three months ended September 30, 2010. As of September 30 2010, C$3,041 (March 31, 2010: C$3,469) was advanced to these directors and officers.

•

We incurred $Nil (2009: C$39,367) for rent and administrative expenses on behalf of a company with directors in common for the six months ended September 30, 2010 and $Nil (2009: C$4,820) for the three month period ended September 30, 2010. As of September 30, 2010, C$79,200 (March 31, 2010: C$92,656) was due from this company.

•	In the six month period ended September 30, 2010 we paid C$32,400 as consulting fees to our Chief Financial Officer and C$12,000 in consulting fees to one of our directors.

During the year ended March 31, 2010, we entered into the following transactions with related parties:

•

We incurred C$190,685 (2009: C$30,657) of consulting fees, including geological consulting, and C$165,000 (2009: $Nil) of a bonus, to our directors and officers. As of March 31, 2010, C$3,469 (2009: C$1,261) was advanced to these directors and officers.

•	We incurred C$87,707 (2009: C$103,937) for rent and administrative expenses on behalf of a company with directors in common. As of March 31, 2010, C$92,656 (2009: C$20,904) was due from this company.

During the year ended March 31, 2009, we entered into the following transactions with related parties:

•	We incurred C$30,657 (2008–C$252,948) of consulting fees, including geological consulting, by our directors and officers.

•

We incurred C$103,937 (2008–C$49,869) for rent and administrative expenses on behalf of a company with directors in common. As of March 31, 2009 C$20,904 (March 31, 2008–C$16,987) was owed by this company. This amount was subsequently repaid.

During the year ended March 31, 2008, we entered into the following transactions with related parties:

•	We paid C$20,000 (2007–$Nil) as consulting fees to a director and an officer. As of March 31, 2008, C$9,766 (2007–C$70,534) was owed by this director and officer for expense advances.

•

We paid C$5,350 as legal fees (2007–C$42,113) to a company controlled by a director and an officer. As of March 31, 2008, $Nil (2007–C$6,650) was owed to this company, and C$647 (2007–C$647) was held in trust by this company.

•	We paid C$22,829 as legal fees (2007–$Nil) to a company related to a director and an officer. As of March 31, 2008, $Nil (2007–$Nil) was owed to this company.

•	We incurred C$56,500 (2007–$Nil) for accounting services with a private company of which one of our directors is a vice-president. As of March 31, 2008, C$5,250 (2007–$Nil) was owed to this company.

•

During the year ended March 31, 2007, C$90,000 was placed in trust with a legal firm pursuant to our employment agreement with a director and officer. As of March 31, 2008, the cash and incurred interest of C$4,555 was released to us (2007–C$77,276 was owed by that company).

•

We incurred C$252,948 (2007–C$45,500) of consulting fees, including geological consulting, by our directors and officers. As of March 31, 2008, $3,430 (2007–$Nil) were advanced to these directors and officers.

•	We incurred C$49,869 (2007–$Nil) for rent and administrative expenses on behalf of a company with directors in common. As of March 31, 2008, C$16,987 (2007–$Nil) was owed by this company.

The transactions with related parties were in the normal course of operations and were measured at the exchange value which represented the amount of consideration established and agreed to by the parties.

BENEFICIAL OWNERSHIP OF SECURITIES

The following table sets forth information with respect to the beneficial ownership of our common shares, as of December 31, 2010 by each director, each executive officer, all directors and executive officers as a group and each person or entity who is known by us to own beneficially 5% or more of our common shares. Unless otherwise indicated below, the business address for each beneficial owner of our common shares is c/o Timmins Gold Corp., 520–609 Granville Street, Vancouver, British Columbia, Canada, V7Y 1G5. Unless otherwise indicated below, no person or entity who is known by us to own beneficially 5% or more of our common shares has any special voting rights with respect to our common shares.

Beneficial ownership is determined under rules issued by the SEC. Under these rules, beneficial ownership includes any of our common shares as to which the individual or entity has sole or shared voting power or investment power and includes any shares as to which the individual or entity has the right to acquire beneficial ownership within 60 days through the exercise of any warrant, option or other right. The inclusion in this prospectus/offer to exchange of such common shares, however, does not constitute an admission that the named individual is a direct or indirect beneficial owner of such common shares. Any of our common shares that a person has the right to acquire within 60 days of December 31, 2010 are deemed outstanding solely for the purpose of calculating the percentage ownership of such person, but are not deemed outstanding for the purpose of calculating the percentage owned by any other person listed. Consequently, the aggregate percentage ownership will exceed 100%. The applicable percentage of “beneficial ownership” after the Offer is based upon 136,726,694 of our common shares outstanding before the Offer as of December 31, 2010, as adjusted to reflect approximately 146,911,472 of our common shares to be issued pursuant to the Offer, assuming that 100% of the CGC Shares (including CGC Shares issuable upon the exercise of outstanding options and warrants) are tendered in connection with the Offer.

As of December 31, 2010, approximately 1% of our common shares were held in the United States by 2 holders of record.

Except as otherwise disclosed in this prospectus/offer to exchange, Timmins and CGC do not have any ongoing contractual or other arrangements, and no associate of Timmins owns beneficially, either directly or indirectly, any securities of CGC. Sprott Asset Management LP (“Sprott”) owns approximately 14.3% of the outstanding Timmins Shares as of December 31, 2010 and, according to the Schedule 13G/A filed by Sprott with the SEC on January 24, 2011, Sprott owns approximately 12.4% of the outstanding CGC Shares.

	Before the Offer		After the Offer(1)
Name of Beneficial Owner(2)	Number of Common Shares Beneficially Owned	Percentage of Class Beneficially Owned	Number of Common Shares Beneficially Owned	Percentage of Class Beneficially Owned
Pacific Road Resources Funds(3)	26,205,090	19.17%	26,205,090	9.24%
Sprott Asset Management LP(4)	19,575,000	14.32%	36,910,592	13.01%
Miguel Bonilla(5)	375,000	*	375,000	*
Arturo Bonillas(6)	3,355,800	2.45%	3,355,800	*
Bruce Bragagnolo(7)	3,468,000	2.54%	3,468,000	*
Frank Cordova(8)	150,000	*	150,000	*
Lawrence Dick(9)	350,000	*	350,000	*
Eugene Hodgson(10)	595,900	*	595,900	*
Miguel Soto(11)	550,000	*	550,000	*
Alex P. Tsakumis(12)	408,000	*	408,000	*
All directors and executive officers as a group	9,252,700	6.77%	9,252,700	3.26%

*	Indicates less than 1%
(1)	Assumes that 100% of CGC Shares (including CGC Shares issuable upon the exercise of outstanding options and warrants) are tendered and taken up by Timmins in exchange for 146,911,472 Timmins shares.
(2)	Unless otherwise noted, each person has sole voting and investment power over the shares listed opposite his or her name.
(3)	Pacific Road Resources Funds (“PRRF”) are comprised of three separate funds (Pacific Road Holdings NV, Pacific Road Resources Fund A and Pacific Road Resources Fund B). Their business address is c/o Pacific Road Capital Management Pty., Limited, Level 23, Gold Fields House, 1 Alfred Street, Sydney NSW 2000, Australia. Pursuant to a Subscription Agreement dated May 28, 2008, PRRF have the right to have appointed or elected to our Board of Directors a number of nominees which results in representation of PRRF on the Board being at least proportionate to the proportion of total number of Timmins Shares held by PRRF, calculated on a fully diluted basis, and in any event, at least two directors. PRRF does not currently have any such nominees appointed or elected. See “Transactions with Related Parties.” In June 2008, PRRF participated in a private placement and acquired 4,000,000 Timmins Shares. In July 2008, PRRF participated in a private placement and acquired 11,000,000 of our convertible preference shares, which were subsequently converted into 11,000,000 Timmins Shares. In June 2009, PRRF participated in a private placement and acquired an additional 7,470,060 Timmins Shares and warrants to purchase an additional 3,735,030 Timmins Shares. All of these warrants have been exercised.
(4)	Sprott Asset Management LP of Royal Bank Plaza, South Tower, 200 Bay Street, Suite 2700, Toronto, Ontario, M5J 2J1 is a portfolio manager which in the aggregate holds 17,575,000 Timmins Shares and 2,000,000 warrants convertible into Timmins Shares. Sprott is at arms’ length to Timmins. In April 2007, Sprott participated in a private placement and acquired 4,000,000 Timmins Shares and warrants to purchase an additional 2,000,000 Timmins Shares, all of which have been exercised. In March 2009, Sprott participated in a private placement and acquired an additional 6,250,000 Timmins Shares and warrants to purchase an additional 3,125,000 Timmins Shares, all of which have been exercised. In Jan 2010, Sprott participated in the Gold Loan pursuant to which it acquired an additional 3,000,000 warrants to purchase Timmins Shares, 1,000,000 of which have been exercised.
(5)	Consists of no Timmins Shares and 375,000 options to purchase Timmins Shares exercisable within 60 days of December 31, 2010.
(6)	Consists of 2,305,800 Timmins Shares and 1,050,000 options to purchase Timmins Shares exercisable within 60 days of December 31, 2010.
(7)	Consists of 2,418,000 Timmins Shares and 1,050,000 options to purchase Timmins Shares exercisable within 60 days of December 31, 2010.
(8)	Consists of no Timmins Shares and 150,000 options to purchase Timmins Shares exercisable within 60 days of December 31, 2010.
(9)	Consists of 250,000 Timmins Shares and 100,000 options to purchase Timmins Shares exercisable within 60 days of December 31, 2010.
(10)	Consists of 195,900 Timmins Shares and 400,000 options to purchase Timmins Shares exercisable within 60 days of December 31, 2010.
(11)	Consists of 150,000 Timmins Shares and 400,000 options to purchase Timmins Shares exercisable within 60 days of December 31, 2010.
(12)	Consists of 208,000 Timmins Shares and 200,000 options to purchase Timmins Shares exercisable within 60 days of December 31, 2010.

BACKGROUND AND REASONS FOR THE OFFER AND THE PROPOSED MERGER

The following discussion presents background information concerning the Offer and the Proposed Merger and describes our reasons for undertaking the proposed transaction at the present time.

Background of the Offer and the Proposed Merger

In connection with Timmins’ long-term strategic plans involving internal growth alternatives, acquisitions and business combinations, Timmins’ management continuously evaluates strategic acquisition candidates. As part of this ongoing evaluation process and after prompting by certain of CGC’s stockholders, Timmins’ board of directors identified CGC as a company with assets that fit into Timmins’ growth strategy.

On July 13, 2010, Colin Sutherland, then President of Nayarit Gold, met with Bruce Bragagnolo, CEO of Timmins, to discuss a potential merger of CGC and Timmins, in which CGC would issue its shares at a premium in exchange for all of the issued and outstanding Timmins Shares. Also present at that meeting were representatives of CGC’s financial advisor and Alex Tsakumis, Vice President, Corporate of Timmins. The meeting was arranged by CGC’s financial advisor.

On July 28, 2010, Scott Hazlitt, Chief Operating Officer of CGC, visited Timmins’ San Francisco Mine and met with Arturo Bonillas, President of Timmins.

On August 9, 2010, Mr. Sutherland and a representative from Cormark Securities Inc. (“Cormark”), another of CGC’s financial advisors, met with Mr. Bragagnolo in Vancouver, British Columbia to discuss a potential business combination pursuant to which CGC would issue its shares at a premium in exchange for all of the issued and outstanding Timmins Shares.

On August 13, 2010, Messrs. Bragagnolo and Bonillas met with Eric Sprott of Sprott Asset Management LP to inquire whether Sprott would support a merger of Timmins and CGC. Also in attendance was a representative of M Partners Inc., Timmins’ financial advisor (“M Partners”). Sprott is a portfolio manager that manages approximately 12.4% of the outstanding CGC Shares.

On August 18 and 19, 2010, Messrs. Bragagnolo and Bonillas and Messrs. Sutherland and Hazlitt visited Timmins’ San Francisco mine and CGC’s El Chanate mine.

On August 23, 2010, Cormark notified Timmins that CGC was no longer pursuing a merger with Timmins and had instead commenced a process to sell itself and invited Timmins to submit a proposal.

Following discussions with the other Timmins board members, Mr. Bragagnolo advised Cormark that Timmins may be interested in exploring a potential business combination with CGC. In response, Cormark delivered to Mr. Bragagnolo a confidential information memorandum (the “CIM”) to outline the bid process. The CIM that Timmins received from Cormark indicated that CGC would notify its preferred bidder on September 3, 2010, and that on September 7, 2010 CGC would select an exclusive party with which to pursue a combination, if such a selection were warranted.

At the same time Cormark delivered the CIM, it also requested that Timmins sign a non-disclosure agreement. In addition to standard confidentiality provisions, the non-disclosure agreement also contained a standstill provision that precluded Timmins from participating in a business combination with CGC outside of the Cormark process. Mr. Bragagnolo advised Cormark that Timmins considered the standstill provision unduly restrictive, particularly in light of the fact that CGC had commenced a competitive auction process, but that he was otherwise prepared to sign the non-disclosure agreement. Ultimately, the non-disclosure agreement was not executed because CGC would not agree to remove the burdensome standstill.

Cormark advised Mr. Bragagnolo that any proposal by Timmins should include evidence that CGC’s stockholders were supportive of such proposal as well as an indication that Timmins had the ability to raise capital, if needed.

On September 1, 2010, Timmins made a non-binding proposal to CGC’s board of directors, through Cormark, to merge with CGC on a negotiated basis based on an exchange ratio of 2.02 Timmins Shares for each outstanding CGC Share (the “Initial Proposal”). This represented a value of $4.00 per CGC Share, or a 23% premium over the $3.25 closing price of the CGC Shares on August 31, 2010. However, Timmins did not receive a response to the Initial Proposal from Cormark or CGC. Timmins also submitted letters from two financial institutions indicating that each was highly confident that it could raise capital for Timmins, if needed.

At the same time, in response to Cormark’s advice, Timmins conducted discussions with five independent stockholders of CGC, who on a combined basis own approximately 33% of the CGC Shares outstanding. The purpose of these discussions was to demonstrate that the CGC stockholders would support the Initial Proposal. All five of the CGC stockholders advised Timmins of their support for the Initial Proposal and two of the CGC stockholders, who on a combined basis own approximately 17% of the CGC Shares outstanding, agreed to enter into agreements in support of the Initial Proposal.

Following the submission of its Initial Proposal on September 1, 2010, Timmins and M Partners tried on numerous occasions to contact both Cormark and CGC by telephone in order to discuss the Initial Proposal. Despite all of Timmins efforts to engage with CGC, Cormark and CGC did not respond.

On September 3, 2010, M Partners sent a letter to Cormark setting out the advantages of the Initial Proposal, reiterating Timmins’ desire to come to a mutually beneficial agreement to acquire CGC and confirming its willingness to take the steps necessary to achieve that result. Neither Cormark nor CGC responded, and because September 3, 2010 was the date that the CIM indicated that bidders would be notified, M Partners sent a second letter expressing Timmins’ concern at having not been given an opportunity to present the Initial Proposal to CGC’s board of directors.

On September 3, 2010, Timmins revised its proposal to increase the value of its offer by $0.50 per CGC Share, from $4.00 to $4.50, which also represented an increase in the exchange ratio from 2.02 to 2.27 Timmins Shares per CGC Share (the “Revised Proposal”). On that same day and as a result of Timmins’ efforts to communicate directly with CGC’s board of directors, CGC denied Timmins’ request to meet in person but did agree to allow Timmins to present the Revised Proposal by conference call.

On September 7, 2010, a conference call took place among Mr. Bonillas and Mr. Bragagnolo on behalf of Timmins and John Cutler, Gary Huber and Stephen Cooper, each a member of CGC’s board of directors, on behalf of CGC. Also participating on the call were representatives of M Partners and Cormark.

On the conference call of September 7, 2010, Messrs. Cutler, Huber and Cooper informed Mr. Bragagnolo that they constituted a special committee of CGC’s board of directors formed to evaluate potential business combinations (the “Special Committee”). During this call, which lasted approximately 45 minutes, the Revised Proposal was presented and discussed. Neither the Special Committee nor its advisors engaged in any discussion regarding valuation or the value of the Revised Proposal. Timmins received no feedback or other communication from CGC following the conference call.

On September 9, 2010, Cormark advised Timmins that the Revised Proposal had been rejected.

On September 17, 2010, Timmins sent yet another letter to CGC’s board of directors, again expressing its desire to enter into a mutually beneficial transaction and requesting that CGC provide an update on the bid process. In an effort to advance the process, Timmins requested that CGC respond with a firm time for the parties to meet and discuss the Revised Proposal by September 20, 2010.

On September 20, 2010, Timmins received a letter from CGC advising that CGC’s board of directors had reviewed the Revised Proposal and determined not to accept it.

On September 27, 2010, Timmins issued a press release announcing that CGC had not been receptive to the Revised Proposal. The release outlined the key terms of the Revised Proposal and indicated that stockholders representing approximately 17% of the CGC Shares outstanding had signed agreements to support the Revised Proposal.

Later that day, CGC responded by issuing a press release announcing the bid process, the engagement of Cormark, the formation of the Special Committee and its receipt of the Revised Proposal from Timmins. CGC went on to state that the Revised Proposal, among others, had been rejected, and that the Revised Proposal was determined not to be in the best interests of CGC stockholders. It went on to indicate that the Special Committee was still considering CGC’s strategic alternatives.

On October 1, 2010, CGC and Gammon issued a joint press release announcing that they had entered into the Gammon Agreement, pursuant to which CGC would become a wholly-owned subsidiary of Gammon.

On October 5, 2010, Timmins issued a press release announcing that stockholder support for the Revised Proposal had increased due to the terms of the Gammon Agreement.

On October 12, 2010, Timmins submitted a letter to CGC’s board of directors, offering to acquire each outstanding CGC Share for 2.27 Timmins Shares, subject to the completion of confirmatory due diligence and termination of the Gammon Agreement. This represented a value of $4.63 per CGC Share, or a $0.17 premium per CGC Share over the Gammon offer. The letter also advised CGC’s board of directors that Timmins was willing to enter into a merger agreement on terms more favorable to CGC stockholders than those contained in the Gammon Agreement. In Timmins’ view, its proposed transaction clearly constituted a superior proposal under the terms of the Gammon Agreement (a “Superior Proposal”).

On October 14, 2010, Mr. Bragagnolo received a letter from counsel to CGC advising him that the Special Committee had rejected the Revised Proposal and determined that it did not constitute a Superior Proposal.

On December 2, 2010, Timmins reaffirmed its commitment to the Revised Proposal in a letter to CGC’s board of directors. In the letter, in addition to Timmins offer of 2.27 Timmins Shares for each CGC Share, Timmins also offered to reduce the termination fee to 1% of the equity value of the transaction compared to approximately 3.6% in the Gammon Agreement, eliminate the five-day matching right afforded to Gammon, eliminate the $2 million unilateral termination right afforded Gammon and to delete a number of conditions which individually and as a whole presented issues with the certainty of closing the Gammon transaction. Timmins also expressed its dissatisfaction with the manner in which Timmins had been treated in the process and explained why it believed that a merger of Timmins and CGC would be beneficial to CGC shareholders.

Timmins issued a press release the next morning, which included the letter to CGC’s board of directors and stated that such letter was Timmins’ final request to CGC’s board of directors.

On December 5, 2010, CGC responded by issuing a press release announcing that CGC’s board of directors had rejected the Revised Proposal and determined that it did not constitute a Superior Proposal.

On December 21, 2010, a representative of Shearman & Sterling LLP, legal advisor to Timmins, contacted a representative of Ellenoff Grossman & Schole LLP, legal counsel to CGC, to inquire as to the legal basis, given that the Revised Proposal represented a significant premium to the Gammon offer and that CGC’s share price had consistently traded in excess of the Gammon offer, on which CGC continued to refuse to engage in discussions with Timmins. The representative of Ellenoff Grossman acknowledged that the Revised Proposal represented a significant premium to the Gammon offer and that CGC’s share price had consistently traded in excess of the

Gammon offer but stated that CGC’s board of directors, based on advice from Cormark, believed that Timmins did not have sufficient funds to pay the $10.3 million termination fee required by the Gammon Agreement (the “Gammon Fee”), and therefore the Revised Proposal could not constitute a Superior Proposal. The representative of Shearman & Sterling responded that he did not believe that the inquiry as to whether Timmins could fund the Gammon Fee was appropriate under Delaware law or required under the Gammon Agreement, and that such a line of inquiry may suggest that the Gammon Fee precludes CGC’s board of directors from considering alternatives to the Gammon offer. The representative of Shearman & Sterling then stated that he understood that Timmins was confident that it could fund the Gammon Fee.

On December 28, 2010, a representative of Ellenoff Grossman contacted the representative of Shearman & Sterling and advised that CGC’s board of directors was prepared to meet with Timmins to discuss the Revised Proposal.

On December 30, 2010, Ellenoff Grossman and Ballard Spahr LLP, counsel to the M&A Committee of CGC’s board of directors (the “CGC Committee”), sent a draft mutual non-disclosure and confidentiality agreement to Shearman & Sterling, which after a period of negotiation and revision was executed on January 4, 2011. During that period, the parties also agreed that they would meet on January 6, 2011 at the offices of Ballard Spahr in Philadelphia, Pennsylvania.

On January 4, 2011, at the request of Timmins, each of Sprott and RBC Global Asset Management entered into a support agreement with Timmins, pursuant to which they agreed to tender all of their CGC Shares in the Offer, and also agreed to cause their CGC Shares to be voted in favor of a consent solicitation to remove and replace CGC’s current board of directors, against the adoption of the Gammon Agreement and in favor of any other matter necessary to the consummation of the Offer. RBC indicated that it supported Timmins’ proposal because it believes Timmins’ proposal is superior to the Gammon offer.

On January 6, 2011, the parties met at the offices of Ballard Spahr in Philadelphia, Pennsylvania. In attendance were John Cutler, Chairman of the CGC Commitee, Stephen Cooper, Chairman of CGC’s board of directors and a member of the CGC Committee, Gary Huber, a member of CGC’s board of directors, Christopher Chipman, Chief Financial Officer of CGC, as well as representatives from Ballard Spahr, Ellenoff Grossman, Cormark, and Mr. Bragagnolo, as well as representatives of Shearman & Sterling and M Partners. Mr. Bragagnolo and M Partners made a presentation which primarily related to Timmins and the re-rating that both Timmins and CGC shareholders could benefit from as a result of a merger of equals transaction. Timmins also advised CGC that Timmins had written support agreements from stockholders representing approximately 20% of the CGC Shares outstanding and written indications of support from stockholders representing approximately a further 15% of the CGC Shares outstanding. During and following the presentation, CGC’s representatives asked several questions regarding Timmins ability to pay the transaction expenses associated with its proposal, including whether Timmins could fund the Gammon Fee. On three occasions during the meeting, Mr. Chipman asked how Timmins would fund the $3.6 million in change of control payments that may be payable to three executive officers of CGC, including Mr. Chipman. Mr. Bragagnolo advised that he expected that the combined company would have sufficient cash to fund the transaction expenses, including the Gammon Fee. Mr. Bragagnolo also stated that Timmins was confident that it could raise funds in the market if necessary to fund the transaction expenses and future capital expenditures, to which M Partners and Cormark concurred. The representatives of CGC also asked whether Timmins would grant board representation to members of CGC’s board of directors. Mr. Bragagnolo indicated that this was something that Timmins could consider but that he did not want to appear to be offering the members of CGC’s board of directors an inappropriate inducement to support the Revised Proposal. CGC then excused Timmins and its advisors from the meeting. CGC subsequently invited Timmins and its advisors to rejoin the meeting. CGC and its representatives advised Timmins that CGC would need to conduct extensive due diligence on Timmins, including sending experts to the San Francisco Mine. Timmins’ representatives indicated that Timmins was prepared to provide CGC with due diligence materials but that in light of the circumstances (including that CGC could have conducted such due diligence in August and September of 2010 and that CGC had already completed a site visit to the San Francisco Mine), such due diligence should be targeted in scope and completed expeditiously.

On January 10, 2011, a representative of Ellenoff Grossman e-mailed Timmins a seven-page, generic “Due Diligence Request List,” as well as a four page financial “Preliminary Document Request List.” Representatives of Timmins advised representatives of CGC that while Timmins was prepared to provide CGC with material and relevant information necessary to assist CGC’s board of directors in concluding that Timmins’ proposal constitutes a Superior Proposal, the requests sent by Ellenoff Grossman did not suggest that CGC was prepared to proceed with due diligence in a targeted and expeditious manner.

On January 12, 2011, Mr. Hazlitt and representatives of SRK Consulting, CGC’s independent mining consultant, participated in a conference call with Mr. Bragagnolo and representatives of Micon International Limited, Timmins’ independent mining consultant.

On January 14, 2011, Mr. Hazlitt and representatives of SRK visited the San Francisco Mine.

On January 18, 2011, Mr. Cutler sent a letter to Mr. Bragagnolo indicating that Timmins had not adequately responded to CGC’s due diligence requests. The letter closed with the following paragraph: “The M&A Committee of the [CGC] Board hereby requests that you immediately cooperate with the Company [CGC] in its efforts to conduct thorough legal, operational, regulatory, technical and financial due diligence including, but not limited to, written evidence of your repeated representations that Timmins has: (i) the cash to pay the break fee that the Company is obligated to pay pursuant to the Gammon agreement if it pursues a transaction with Timmins and (ii) adequate resources to satisfy other financial obligations to consummate a merger with the Company [CGC]. Absent immediate and thorough due diligence, the [CGC] Board is unable to make the determination of whether the proposal submitted by Timmins constitutes a Superior Proposal.”

On January 18, 2011, a representative of Ballard Spahr contacted a representative of Shearman & Sterling regarding the foregoing letter. The representative of Ballard Spahr indicated CGC’s “disappointment” and “concern” that more due diligence materials had not been provided.

On January 20, 2011 Mr. Bragagnolo sent a letter to CGC’s board of directors, which stated: “We are in the process of compiling the technical information requested by SRK and should have such information available in a confidential data room no later than the middle of next week. As you can appreciate the list is quite extensive. In addition we are compiling our most recent financial information and will forward you such information in the same time frame. We are confident that after receipt of such information you will be able to arrive at the conclusion that the Timmins Gold proposal, which today was $0.80 higher than the Gammon offer, is superior.”

On January 27, 2011, a representative of Ballard Spahr contacted a representative of Shearman & Sterling and advised that CGC had “exhausted its patience” and that the CGC Committee had “serious concerns” about Timmins’ ability to pay the Gammon Fee. The representative of Shearman & Sterling explained that, other than additional due diligence requests, Timmins had received no feedback from CGC regarding its due diligence on the San Francisco Mine, and had been awaiting such feedback. The representative of Shearman & Sterling also explained that Timmins had been collecting information but has a limited corporate staff to review the request and compile the information. After the call, Mr. Cutler sent the following letter to Mr. Bragagnolo.

VIA E-MAIL AND COURIER

January 27, 2010 [sic]

Mr. Bruce Bragagnolo

Chief Executive Officer

Timmins Gold Corporation

Suite 520 – 609 Granville St

Vancouver, BC, Canada V7Y 1G5

Re: Capital Corporation (the “Company”)

Dear Mr. Bragagnolo:

On January 6, 2011, the M&A Committee (the “Committee”) of the Board of Directors of the Company (the “Board”) met with you (the “January 6 Meeting”) and your advisors to assist in its determination whether the proposal submitted to the Company by Timmins Gold Inc. (“Timmins”) was a superior proposal (“Superior Proposal”) as that term is defined in the merger agreement by and between the Company and Gammon Gold Inc. (the “Gammon Agreement”). At that meeting, we clearly stated that, consistent with our fiduciary obligations, we are required to perform thorough due diligence before we can make a determination as to whether your proposal constitutes a Superior Proposal. As such, we committed to perform such requisite due diligence expeditiously and also informed you that we have an operational and financial due diligence team prepared to perform on-site due diligence. Further, on January 9, 2011, we retained SRK to conduct operational due diligence at the Timmins’ San Francisco mine.

On January 10, 2011, our counsel transmitted to you and your counsel due diligence requests (the “Diligence Requests”), copies of which we again transmitted to you on January 18, 2011. To date, we have received no response to our Diligence Requests, nor have we received responses to our requests to conduct on-site financial and books and records due diligence. On January 14, 2011, Mr. Scott Hazlitt, the Company’s Chief Operating Officer, visited the San Francisco mine with SRK and was given limited access to information. Subsequent to that visit, we have on several occasions made repeated requests to obtain access to the remaining, requisite due diligence. On January 20, 2011, you advised us that we would receive access to a data site with technical due diligence specifically requested by SRK (the “SRK Diligence”), together with financial due diligence, on or before Wednesday, January 26, 2011. That date has since passed, and you have not provided us access to complete the SRK Diligence.

It is now three weeks since the January 6 Meeting. Despite our repeated efforts, we have not been given access to the SRK Diligence, nor have you responded to the Diligence Requests. In fact, we have not been advised of the location, or given access to, the Timmins mining records, nor have we been advised of the location of, or given access to, the Timmins financial books and records or with whom we should meet to conduct requisite financial diligence. Each of the abovementioned requests is crucial to our analysis. We do not believe our requests have been overly burdensome and do not believe that a response to our requests should require a significant amount of time. We have just been notified that some material purportedly responsive to these requests will be or is now being transmitted to us.

The Board’s determination that the Timmins proposal was likely to lead to a Superior Proposal and its decision to have the January 6 Meeting with Timmins was based, in part, upon your counsel’s representation, which you reiterated at the January 6 Meeting, that Timmins has the capacity to pay the break fee required by the Gammon Agreement. We have repeatedly requested verification with respect to this representation and, to date, have been given nothing that confirms Timmins’ ability to pay the break fee, or any other costs and expenses associated with a transaction with Timmins.

Based upon representations made by you and your advisors, the Company has gone to considerable expense and devoted significant resources with respect to the determination of whether the Timmins proposal is a Superior Proposal. In order to determine whether the Timmins proposal is a Superior Proposal, we require a complete response to: (i) the Diligence Requests, (ii) the SRK Diligence, and (iii) proof that Timmins has available funds to immediately pay the break fee. We have made every effort to conduct due diligence in an expeditious manner, but our requests for information have not been adequately addressed. If you are serious about your proposal and wish us to have the information necessary to make a determination of whether the Timmins proposal is a Superior Proposal, please provide us with a complete response no later than the close of business at 5:00 p.m. New York time, January 28, 2011.

Very truly yours,

Mergers & Acquisitions Committee Board of Directors of Capital Gold Corporation

By:	“John Cutler”
Name:	John Cutler
Title:	Chairman of M&AC

On January 27, 2011, Timmins sent a significant quantity of operational data by email to CGC. Mr. Bragagnolo also sent the following email to Mr. Cutler “We have just downloaded around 200 megs of technical information to Scott Hazlitt. Tomorrow morning I will forward the financial information, a response to the legal questions and scanned copies of our contracts. It has been a lot of work but it is now mostly done. We remain committed to getting the merger between Timmins Gold and Capital Gold completed. The extensive amount of documentation being delivered is evidence of our good faith. We will arrange a conference call with Mr. Klein for some time tomorrow to discuss next steps. We thank you for your cooperation in this matter.” On January 28, 2011, Timmins sent a significant quantity of additional corporate and financial data by email to CGC.

On February 1, 2011, without any further discussion with Timmins, Mr. Cutler sent Mr. Bragagnolo the following letter:

VIA E-MAIL AND COURIER

February 1, 2011

Mr. Bruce Bragagnolo

Chief Executive Officer

Timmins Gold Corporation

Suite 520 – 609 Granville St

Vancouver, BC, Canada V7Y IG5

Re: Capital Gold Corporation (the “Company”)

Dear Mr. Bragagnolo:

On January 31, 2011, the Board of Directors of the Company (the “Board”), based upon the recommendation of the M&A Committee of the Board (the “Committee”) has made the determination that the proposal submitted by Timmins Gold Corporation (“Timmins”) does not constitute a Superior Proposal (as that term is defined in the Agreement and Plan of Merger between the Company, Gammon Gold Inc. and Capital Gold Acquireco, Inc. dated October 1, 2010, as amended), and as such, the Board has determined to terminate its consideration of the Timmins proposal. This determination incorporates a review of the due diligence materials provided by Timmins through January 28, 2011. Each of the members of the Board considered the factors he considered relevant in making this determination. Some of the factors considered by various members of the Board for terminating discussions with Timmins include the following:

Financial Concerns

•

We have significant concerns regarding Timmins’ financial position if we were to consummate the proposed transaction. First, Timmins’ consolidated financial statements for the quarter ended September 30, 2010 were prepared assuming that Timmins will continue on a going-concern basis. Timmins has incurred losses since inception and Timmins’ ability to continue as a going concern depends upon its ability to achieve profitable operations or to continue to raise adequate financing. As of September 30, 2010, current liabilities were in excess of current assets and cash and cash equivalents was approximately $3.9 million. The working capital deficit was approximately $8.0 million as of September 30, 2010. Cash and cash equivalents were approximately $4.3 million as of December 31, 2010, as provided by you in due diligence materials. This represents an increase of cash and cash equivalents of only $0.4 million during the quarter ended December 31, 2010. Second, although you indicated that Timmins had the ability to pay the termination fee by including certain gold sale receivable and IVA receivable balances within cash and cash equivalents, you stated that Timmins’ net cash position as of December 31, 2010 was only $8.6 million. This is insufficient to pay the termination fee and other fees and expenses associated with the proposed transaction. Further, we believe that gold sale receivables and IVA receivable balances are not forms of cash that can be used to pay the termination fee and other costs associated with consummating a transaction with the Company and therefore should not be included in cash and cash equivalents. Based on the information you provided, paying the termination fee would put Timmins in a position where it may have to delay vendor payments, which we believe would cause financial issues for Timmins. We believe, based on the information provided by you, that even if Timmins was able to pay the termination fee and other transaction costs, it may significantly hinder Timmins’ ability to continue day-to-day operations. We cannot recommend a proposal to our stockholders where we have these concerns about the financial viability of the combined entity.

•

It appears that you do not opine on the effectiveness of Timmins’ internal controls over financial reporting on an annual basis. As you are aware, the Company and its auditors are required by the Sarbanes-Oxley Act of 2002 to opine on its internal controls. We also noted that the audit opinion provided by Timmins’ external auditor did not opine on the effectiveness of Timmins’ internal controls. A chief financial officer would play a key role in maintaining internal controls over financial reporting, however, this position, as you represented, is outsourced. If disclosure controls and procedures and/or internal controls over financial reporting were found to be ineffective or if a material weakness or significant deficiency in Timmins’ financial reporting were disclosed, investors may lose confidence in the reliability of Timmins’ financial statements, which may adversely affect Timmins’ financial results or its stock price. The recent restatement of Timmins’ financial statements further accentuates this concern.

Management Concerns

•

Based upon discussions with Timmins management and the due diligence materials received, we have concerns over the current management structure and experience level and its ability to successfully consummate and integrate a transaction with the Company.

Operational Concerns

•

We have concerns regarding Timmins’ ability to execute on its growth plans. We note that in Timmins’ most recent Annual Information Form filed on January 26, 2011, Timmins is planning to increase the crusher capacity to 18,000 tons per day at a cost of $11.2 million. This capital expenditure is necessary to increase production to the life-of-mine levels set forth in Timmins’ 43-101 report. This expenditure is planned for the fiscal quarter ending June 30, 2011 with commissioning anticipated in July 2011. Based on Timmins’ current cash position and after paying the termination fee and transaction costs, and ordinary course payments such as anticipated property payments, exploration costs and loan repayments, we are skeptical that cash on hand and cash flow from operations will be sufficient to generate the funds necessary to implement the revised mine plan in accordance with the time frame set forth in the 43-101 report.

•

We noted that the press release dated January 20, 2011 disclosed that Timmins mined an average grade of 0.939 g/t during the quarter ended December 31, 2010. During our meeting on January 6, 2011, you had represented that the mine was mining at a level of 0.81 g/t. We have concerns over the large variance between the life-of-mine grade disclosed in the 43-101 report of 0.695 g/t and the actual grade that has been mined at the project to date and what impact this has on the mine life.

•

Based on the extraction being approximately 52% project-to-date, we have concerns as to whether 70% recovery is achievable in the near term, especially considering that you only have actual results from leaching the first lift on your leach pad.

•

The Timmins press release dated January 20, 2011 disclosed that life of mine cash costs were anticipated to be $489, which is now consistent with Timmins’ 43-101 report. Our due diligence showed that, for the six months ended September 30, 2010, actual cash costs have been at an average of approximately $650 per ounce sold. Timmins will have to decrease its cash costs significantly to achieve the levels documented in its 43-101 report and we have concerns whether Timmins will be able to achieve this goal in the near term.

We thank you again for your interest in consummating a transaction with the Company. However, for the reasons set forth above, we have concluded that the Timmins proposal is not a Superior Proposal and will not be engaging in further discussions regarding the Timmins proposal.

Very truly yours,

Mergers & Acquisitions Committee Board of Directors of Capital Gold Corporation

By:	/s/ John W. Cutler
Name:	John W. Cutler
Title:	Chairman of M&AC

On February 8, 2011, Mr. Bragagnolo sent the following letter to CGC’s board of directors, which it also included in a press release.

BY EMAIL AND COURIER

February 8, 2011

Board of Directors

Capital Gold Corporation

76 Beaver Street, 14th Floor

New York, NY 10005

Attention: John Cutler Chairman of the M&A Committee

Re: Due Diligence

Gentlemen:

This letter is in response to your letter of February 1, 2011. We take issue with both its contents and timing.

You invited us to meet in Philadelphia on January 6, 2011 based on your conclusion that our proposal may reasonably lead to a superior proposal as defined in your agreement with Gammon. Given that the value of our proposal has long exceeded Gammon’s offer, such a decision was long overdue.

We attended the January 6 meeting seeking your acknowledgment that our proposal provides greater value to Capital Gold shareholders so that you could commence the matching period under the Gammon agreement, which would have given Gammon the option to increase its offer to match our proposal. Thus, our proposal provided you the exceptional opportunity to realize greater value for your shareholders, either with Timmins Gold or through an improved offer from Gammon.

At the January 6 meeting, you asked us questions about (i) our financial position – particularly whether we could fund a $10.3 million payment to Gammon, $3.5 million of change of control payments and other expenses – and (ii) our operations – particularly about our gold recoveries and cash costs. We responded to your queries and offered to provide supporting materials.

At the conclusion of the meeting, you advised that you could not conclude that our proposal constituted a superior proposal without performing thorough due diligence on Timmins Gold. That you needed to do confirmatory due diligence was perfectly reasonable. However, given (i) that you had considered a merger with us in July, August and September 2010 and, therefore, had performed some prior due diligence, including two site visits to our San Francisco mine in July and August 2010, and (ii) the contested nature of the proposed transaction, we expected that your diligence would be targeted and expeditious. Instead you sent us generic due diligence requests. This caused us to become skeptical about the nature of your due diligence requests. As a result, we suggested that you focus your attention on our San Francisco mine to ensure you could be satisfied as to our operations. We expected this to be the essential focus of any due diligence.

To that end, on January 12 (two days after receipt of your diligence request list), we arranged for a conference call to discuss the San Francisco mine and our operations, and made our independent mining consultant, Micon International, available to you. On January 14 (four days after receipt of your due diligence request), we arranged for Scott Hazlitt and representatives of your independent mining consultant, SRK, to conduct (another) site visit to the San Francisco mine. SRK subsequently delivered a voluminous due diligence request list. On January 18, we received the following email message from Scott Hazlitt: “Thank you very much for an excellent visit of your mine last Friday. The four SRK engineers that accompanied me were also impressed with your operation and personnel. Please thank Arturo and Daniel for their help with the visit. We look forward to completion of due diligence by the SRK Consulting group.”

That was your last communication about the mine and our operations. You never raised any issues about our operations – gold recoveries, cash cost or otherwise. Nevertheless, you continued to push to receive responses to all of your due diligence requests.

On Thursday, January 27, and Friday, January 28, after substantial effort, and within the deadline set out in your January 27 letter, we provided you and SRK with approximately 120 megabytes of requested operational and financial information.

Less than three days later, on January 31, you met and on the recommendation of the M&A Committee made the determination to terminate discussions with Timmins Gold. The following day, on February 1, you sent us a letter informing us that you were terminating discussions with Timmins Gold.

Your February 1 letter raises a number of issues regarding our finances, management team and operations that you claim to have identified in and unable to satisfy through your due diligence. We note that you reached your decision to terminate discussions with us less than three full days after we sent you a very large volume of material and without raising any of your concerns with us. That you could come to a conclusion so quickly without any dialogue with us or our independent mining consultants – either to fulfill your own stated fiduciary duties or even as a courtesy – leaves us wondering how thorough or fair your due diligence process was. In fact, the information we delivered to you on January 27 and 28 provides all of the answers to your queries about our operations.

The statement in your February 1 press release that your decision to terminate discussion with Timmins was “based upon Capital Gold’s review of Timmins’ due diligence materials” is vague and perhaps even misleading. It is also damaging to Timmins Gold and, therefore, we need to address each of the “concerns” you raise.

Finances

1)	You state that our cash and cash equivalents increased by only $0.4 million during the quarter ended December 31, 2010 and, therefore, you question whether we can continue as a going concern.

Response: Included in expenditures during the quarter were exploration ($1.1 million), on-going expansion project ($1.3 million) and the vendor loan payment ($1.7 million). We also paid $6.8 million on the gold loan and only have 6 more payments left. We are cash flow positive and are able to fund our ongoing expenditures with cash flow from operations. We would be able to fund the ongoing expenditures of the merged companies from operations had the termination fee with Gammon not been in issue.

2)	You question our ability to fund the termination fee that could be payable to Gammon.

Response: Putting aside whether this is an appropriate line of inquiry or is evidence that your agreement with Gammon is preclusive, we have sufficient funds to pay Gammon if required. As we stated at the meeting in Philadelphia and consistent with the materials we provided, such a payment would deplete our funds and, therefore, if required to fund the payment to Gammon as matter of prudency we would likely seek additional capital. We further advised you on January 6 that Timmins Gold was quite capable of raising additional funds necessary to complete the transaction with Capital Gold. Our recollection is that your financial adviser agreed that we could raise such capital. We advised you that we were prepared to engage in further discussions with you to discuss the amount and timing of such financing; however, we did not hear back from you.

3)	You state that neither Timmins Gold nor its auditors opine as to the effectiveness of Timmins’ internal control over financial reporting on an annual basis.

Response: Neither Timmins Gold nor its auditors is currently required to opine as to the effectiveness of our internal controls. Thus, this “concern” is an absolute red herring. However, as you well know, in connection with a merger with Capital Gold we will become subject to such requirements and have sufficient time to comply.

Management

You state that you are concerned about our current management structure and experience level and our ability to successfully consummate and integrate a transaction with the Capital Gold.

Response: This “concern” has no basis in fact and is inconsistent with our historic performance, our track record of executing our business plan, our demonstrated ability to raise capital and investors’ confidence in management. We need only point you to the fact that a significant portion of your shareholders favor a transaction with Timmins Gold to refute this unfounded concern.

Operations

1)	You question our ability to fund expansion of the San Francisco mine.

Response: The expansion of the San Francisco mine to increase crushing capacity to 18,000 tonnes per day, including additional leach solutions handling and ADR plant expansion, has commenced. The expansion activities were observed by, and discussed with, SRK personnel on their site visit.

We expect to spend approximately US$5.2 million for the expansion, which we plan to complete in June 2011. We have already incurred about 30% of such cost, which we have funded with cash from operations, and foresee no issue financing the balance with cash from operations. The projected capital expenditures for this expansion were published in our latest NI 43-101 report on new mine reserves, dated as of November 30, 2010, which was prepared by Micon (the “Technical Report”).

2)	You question whether the life-of-mine grade disclosed in the Technical Report of 0.695 g/t can be achieved in light of the actual grade that has been mined at the project to date, what impact this may have on the mine life and whether 70% recovery is achievable in the near term.

Response: Our mine production program is clearly outlined in the Technical Report, as well as in our response to SRK’s due diligence questionnaire (please see page 8 of our response to point 1.10). Our previous mine reserve estimates (based on a preliminary feasibility study in March 2008) assumed a gold price of US$500 per ounce and a cash operating cost of US$7.38 per tonne of ore processed. In contrast, the Technical Report utilized a price of gold of US$900 per ounce (an increase of 80% from the preliminary feasibility study) and a cash operating Life of Mine (“LOM”) cost of US$7.88 per tonne of ore processed (an increase of 6.8% LOM from the preliminary feasibility study). As a result of the updated estimates utilized in the Technical Report, the cut-off grade was reduced from 0.22 g/t Au to 0.16 g/t Au. That is, we are now able to process lower grade gold. Previously, the average grade of our reserve was 0.84 g/t Au, whereas in our new plan the average gold grade in our reserve is 0.695 g/t Au, a reduction of 17 % in the gold grade processed. This is reflected in a corresponding 17% increase in the LOM cost per ounce processed from US$417 per ounce of gold to US$489 per ounce of gold. However, our costs per tonne only increased by 6.8%, which is primarily attributable to inflation. Higher prices of gold coupled with a small increase in operating costs increased the value of our mine. At US$1,000 per ounce of gold, our projected NPV (at an 8% discount rate) in 2008 was US$131.8 million, compared to a current NPV of $216.8 million. Given that, at the end of December 2010, we were projecting an after-tax profit, the San Francisco mine’s NPV had an increase greater than US$100 million.

While the above response deals with the technical aspects of your concern, all of which is included in the due diligence materials we delivered to you, let us get to the heart of the matter. It seems that you are suggesting that we are “high grading” the San Francisco mine. This is not the case. We have mined out all ore reserves above cut off grade, initially 0.22 g/t Au and now 0.16 g/t Au. We have stockpiled lower grade material for processing in the future when our expansion is complete. High grading is not mining the ore grade, whereas we are mining all of our ore above cut-off grade. As prudent operators, we will make a strategic decision based on gold price and cash flow as to when to process lower grade ore.

In addition, we continue to extract and recover at a rate of 70% as predicted in our mine plan. As you should know, heap leach operations across the globe typically have a leach cycle of at least three months before they actually begin recovering and selling gold. Again, all of this information was delivered to you in response to SRK’s due diligence requests. Please refer to pages 1, 2, 3 and 9 of our response report and points 1.1 and 1.2 of SRK’s due diligence request list.

3)	You question whether the $489 cash cost per ounce disclosed in the Technical Report can be achieved in the “near term” in light of historic cash costs.

Response: First, the $489 cash cost per ounce is a LOM estimate, not a near term estimate. You know this (or should know this). Second, our operating costs have been (as expected) higher in the beginning of production and are expected to gradually reduce to projected levels over time. There are two components to a ramp up year. The first is the higher initial strip ratio required to access the ore, and the second is the leach cycle of gold extraction. On our new mine plan, during the first year of production we have a strip ratio of 3.4, compared to a projected LOM strip ratio of 1.9, and projected strip ratios of 2.0, 2.0, 1.6 and 1.1 in years 2 through 5, respectively.

The other cost component is the leach cycle. All heap leach operators across the globe go through the same process. Our operating costs are in line with projected LOM costs. Remember that we just began commercial production in April 2010 and at September we were still in a ramp-up production cycle.

If you have any concerns based on information or a report provided to you by SRK we suggest that you provide us with a copy of that report so the we and our consultants can address such concerns.

* * *

As our responses demonstrate, all of the concerns expressed in your February 1 letter could have been alleviated had you taken the time to discuss such concerns with us or allowed SRK the time to complete its report. The fact that you have again rejected our clearly superior proposal without any dialogue and less than three full days after we have sent you extensive due diligence materials is disappointing. Unfortunately, it is consistent with your past behaviour toward us and seems to confirm that our skepticism regarding your due diligence process was well founded.

Sincerely,

/s/ Bruce Bragagnolo
Bruce Bragagnolo
Chief Executive Officer

As a result of CGC’s board of directors’ failure to positively respond to the Revised Proposal, we felt we had no choice but to make this Offer directly to CGC stockholders. In connection with this Offer, we have also commenced a consent solicitation to remove and replace CGC’s current board of directors with independent directors. The consent solicitation is necessary because without the approval of CGC’s board of directors, Timmins would likely be precluded from taking up CGC Shares under this Offer, and CGC stockholders would therefore be deprived from the benefits of this Offer. We have also commenced a proxy solicitation against the approval of the Gammon Agreement. This Offer is not a solicitation of consents or proxies.

Reasons for Offer and the Proposed Merger

Timmins believes that a combination of Timmins and CGC would create significant value for both CGC stockholders and Timmins shareholders. The issuance of Timmins Shares to a CGC stockholder will allow that stockholder to participate in the growth and value creation of the combined company.

We believe that the Offer delivers both greater short-term and long-term value and provides greater certainty of closing to CGC stockholders than the Gammon offer. Based on the average of the respective closing share prices for the last 30 trading days, the Offer has a value of $5.55 per CGC Share, and exceeds the value of the Gammon offer by $0.64 per share.

Timmins believes the combination of Timmins and CGC is compelling and offers a number of strategic benefits, including the following:

•	Increased Production: We estimate that the combined company will have 2011 production of approximately 160,000 ounces of gold, making it a solid mid-tier producer.

•

Re-Rating Opportunity: We expect that the combined company will be recognized as a solid mid-tier producer, which should lead to a re-rating of the combined company’s share price. We believe this re-rating opportunity offers CGC stockholders a significant potential benefit that would not be available at all or in the same degree in connection with the sale of CGC to Gammon. In fact, CGC’s proxy statement in connection with the Gammon transaction states that CGC’s own financial advisor noted that “the long-term valuation re-rating was potentially greater under a transaction with Timmins Gold.”

•	Low-Cost Producer: We estimate that the combined company will have a cash production cost of approximately $484 per ounce of gold.

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Strong Gold Reserves: We estimate that the combined company will have approximately 2.2 million ounces of proven and probable reserves, with significant opportunities to further develop and add to such reserves.

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Complementary Assets: CGC’s El Chanate Mine and Timmins’ San Francisco Mine are located within 65 kilometres of each other in the Sonora region of Mexico, making the combination of these assets ideal from an operational and strategic perspective.

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Experienced Management Team: The combination of key members of CGC’s and Timmins’ management teams will provide excellent leadership from an operational perspective and have a strong track record raising capital.

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Supportive Shareholder Base. The combined company will benefit from a supportive base of institutional shareholders that understand the combined business and want to see it succeed. Currently, stockholders representing approximately 35% of CGC’s Shares have advised us of their support for the Revised Proposal, including some of CGC’s largest institutional stockholders.

THE OFFER

Offeror is offering to exchange each outstanding CGC Share for the Consideration, subject to the conditions contained in this prospectus/offer to exchange and the accompanying letter of transmittal.

Offeror is making the Offer in order for Timmins to acquire control of, and ultimately the entire equity interest in, CGC. The Offer is the first step in Timmins’ plan to acquire all of the outstanding CGC Shares. Timmins currently intends, as soon as practicable following the consummation of the Offer, to seek to effect the Proposed Merger. The purpose of the Proposed Merger is for Timmins to acquire all CGC Shares not acquired in the Offer. After the Proposed Merger, the Surviving Corporation will be a wholly-owned subsidiary of Timmins and the former CGC stockholders will no longer have any direct ownership interest in the Surviving Corporation.

Concurrently with the Offer, Timmins is seeking to negotiate a merger agreement with CGC. Subject to applicable law, Offeror reserves the right to amend the Offer in all respects upon entering into a merger agreement with CGC, or to negotiate a merger agreement with CGC not involving a tender offer or exchange offer pursuant to which Offeror would terminate the Offer and the CGC Shares would, upon consummation of such proposed merger, be converted into the consideration negotiated by Timmins, Offeror and CGC.

Consideration

Under the terms of the Offer, Offeror is offering to exchange for each outstanding CGC Share validly tendered and not withdrawn in the Offer, 2.27 Timmins Shares. CGC stockholders who otherwise would be entitled to receive a fractional Timmins Share will instead receive cash in lieu of any fractional Timmins Share such holder may have otherwise been entitled to receive. See “—Fractional Shares” for a detailed description of the treatment of fractional Timmins Shares.

Solely for purposes of illustration, the following table indicates the value of the Consideration based on different assumed prices for Timmins Shares:

Assumed Timmins Share Price	Market Value of Consideration (Per CGC Share Exchanged)
$1.60	$3.632
$1.80	$4.086
$2.00	$4.540
$2.20	$4.994
$2.40	$5.448
$2.60	$5.902
$2.80	$6.356

The prices of Timmins Shares used in the above table are for purposes of illustration only. The value of the Consideration will change as the price of Timmins Shares fluctuates during the Offer period and thereafter, and may therefore be higher or lower than the prices set forth in the examples above at the expiration of the Offer and at the time you receive the Timmins Shares. CGC’s stockholders are encouraged to obtain current market quotations for the Timmins Shares and the CGC Shares prior to making any decision with respect to the Offer.

On [—], 2011, the last trading day immediately preceding the date of this Offer, the closing price of a Timmins Share on the TSX-V was $[—], based on the Bank of Canada’s noon exchange rate on such date, and the closing price of a CGC Share on the NYSE Amex was $[—]. Consequently, the implied value of the Consideration per CGC Share was $[—].

Based on the exchange ratio of 2.27 Timmins Shares for each CGC Share, and assuming the number of CGC Shares exchanged in the Offer or issued pursuant to the Proposed Merger is 64,718,710 (including CGC Shares issuable upon the exercise of outstanding options and warrants), approximately 146,911,472 Timmins Shares would be issued to consummate the Offer and the Proposed Merger.

We intend to apply to list our common shares on the NYSE Amex under the symbol “[—]”, and it is a condition to the consummation of this Offer that our common shares, including the shares issued in connection with this Offer, will be listed on the NYSE Amex upon the consummation of this Offer.

CGC stockholders should obtain current market quotations for the Timmins Shares and the CGC Shares before deciding whether to tender pursuant to the Offer. Please also see the section of this prospectus/offer to exchange entitled “Risk Factors.”

Distribution of Offering Materials

This prospectus/offer to exchange, the accompanying letter of transmittal and other relevant materials will be delivered to record holders of CGC Shares and to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on CGC’s stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing, so that they can in turn send these materials to beneficial owners of CGC Shares.

Expiration of the Offer

The Offer is scheduled to expire at 12:00 midnight, New York City time, on [—], 2011, which is the “Initial Expiration Date,” unless further extended by Offeror. CGC Shares tendered pursuant to the Offer may be withdrawn at any time prior to the expiration of the Offer. “Expiration Date” means the Initial Expiration Date, unless and until Offeror has extended the Offer, subject to applicable laws, in which case the term “Expiration Date” means the latest time and date at which the Offer, as so extended by Offeror, will expire.

Extension, Termination and Amendment

Offeror expressly reserves the right to extend the period of time during which the Offer remains open, in its sole discretion, at any time or from time to time, by giving notice of such extension to the exchange agent. Offeror currently intends to extend the Offer from time to time until all conditions of the Offer have been satisfied or waived. During any such extension, all CGC Shares previously tendered and not withdrawn will remain subject to the Offer, subject to each tendering CGC stockholder’s right to withdraw its CGC Shares. CGC stockholders should read the discussion under “—Withdrawal Rights” for more details.

To the extent legally permissible, Offeror also reserves the right, in its sole discretion, at any time or from time to time:

•

to delay acceptance for exchange of any CGC Shares pursuant to the Offer, or to terminate the Offer and not accept or exchange any CGC Shares not previously accepted or exchanged, if any of the conditions of the Offer are not satisfied or waived prior to the Expiration Date or to the extent required by applicable laws;

•	to extend the Offer from time to time if less than 90% of the total CGC Shares on a fully diluted basis have been validly tendered and not withdrawn at the otherwise scheduled Expiration Date;

•	to the extent any condition of the Offer is not met, to decrease the Consideration paid in the Offer;

•	to waive any condition; and

•	to otherwise amend the Offer in any respect.

In addition, Offeror may terminate the Offer and not exchange CGC Shares that were previously tendered even if Offeror has accepted, but not paid for, CGC Shares in the Offer, if at the Expiration Date the conditions of the Offer described below in “—Conditions of the Offer” are not met or waived.

Offeror will effect any extension, termination, amendment or delay by giving oral or written notice to the exchange agent and by making a public announcement as promptly as practicable thereafter. In the case of an extension, any such announcement will be issued no later than 9:00 a.m., New York City time, on the next business day following the previously scheduled Expiration Date. Subject to applicable law (including Rules 14d-4(c) and 14d-6(d) under the Exchange Act, which require that any material change in the information published, sent or given to stockholders in connection with the Offer be promptly disseminated to stockholders in a manner reasonably designed to inform them of such change) and without limiting the manner in which Offeror may choose to make any public announcement, Offeror assumes no obligation to publish, advertise or otherwise communicate any such public announcement of this type other than by issuing a press release.

If Offeror materially changes the terms of the Offer or the information concerning the Offer, or if Offeror waives a material condition of the Offer, Offeror will extend the Offer to the extent legally required under the Exchange Act. If, prior to the Expiration Date, Offeror changes the percentage of CGC Shares being sought or the Consideration offered (including, without limitation, by reducing the Consideration to be paid in the Offer), that change will apply to all holders whose CGC Shares are accepted for exchange pursuant to the Offer. If at the time notice of that change is first published, sent or given to CGC stockholders, the Offer is scheduled to expire at any time earlier than the tenth business day from and including the date that such notice is first so published, sent or given, Offeror will extend the Offer until the expiration of that ten business day period. For purposes of the Offer, a “business day” means any day other than a Saturday, Sunday or federal holiday and consists of the time period from 12:01 a.m. through 12:00 midnight, New York City time.

No subsequent offering period will be available after the Offer.

Exchange of CGC Shares; Timmins Shares

Timmins has retained Computershare Investor Services Inc. as the depositary and exchange agent for the Offer to handle the exchange of CGC Shares for the Consideration.

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), Offeror will accept for exchange, and will exchange, CGC Shares validly tendered and not properly withdrawn promptly after the Expiration Date. In all cases, exchanges of CGC Shares tendered and accepted for exchange pursuant to the Offer will be made only after timely receipt by the exchange agent of certificates for those CGC Shares, or a confirmation of a book-entry transfer of those CGC Shares into the exchange agent’s account at The Depository Trust Company (“DTC”), a properly completed and duly executed letter of transmittal, or an agent’s message in connection with a book-entry transfer, and any other required documents.

For purposes of the Offer, Offeror will be deemed to have accepted for exchange CGC Shares validly tendered and not properly withdrawn if and when it notifies the exchange agent of its acceptance of those CGC Shares pursuant to the Offer. The exchange agent will deliver any Timmins Shares issuable in exchange for CGC Shares validly tendered and accepted pursuant to the Offer promptly after receipt of such notice. The exchange agent will act as the agent for tendering CGC stockholders for the purpose of receiving Timmins Shares from Offeror and transmitting such stock to the tendering CGC stockholders.

If Offeror does not accept promptly after the Expiration Date any tendered CGC Shares for exchange pursuant to the terms and conditions of the Offer for any reason, or if certificates are submitted representing more CGC Shares than are tendered for, Offeror will promptly return certificates for such unexchanged CGC Shares without expense to the tendering stockholder or, in the case of CGC Shares tendered by book-entry transfer into the exchange agent’s account at DTC pursuant to the procedures set forth below in “—Procedure for Tendering,” the CGC Shares to be returned will be credited to an account maintained with DTC promptly following expiration or termination of the Offer.

Fractional Shares

Fractional Timmins Shares will not be distributed in the Offer or the Proposed Merger. The exchange agent, acting as agent for CGC stockholders otherwise entitled to receive fractional Timmins Shares, will aggregate all fractional Timmins Shares that would otherwise have been required to be distributed and cause them to be sold in the open market for the accounts of such stockholders. Any proceeds that the exchange agent realizes from the sale of fractional shares will be distributed, less any brokerage commissions or other fees, to each CGC stockholder entitled to such distribution in accordance with the stockholder’s fractional interest in the aggregate number of fractional Timmins Shares sold.

None of Offeror, Timmins, the exchange agent or the information agent will guarantee any minimum proceeds from the sale of fractional Timmins Shares. You will not receive any interest on any cash paid to you, even if there is a delay in making the payment.

Procedure for Tendering

For a CGC stockholder to validly tender CGC Shares pursuant to the Offer:

•

a properly completed and duly executed letter of transmittal, along with any required signature guarantees and any other documents required by the accompanying letter of transmittal, and certificates for tendered CGC Shares held in certificate form must be received by the exchange agent at one of its addresses set forth on the back cover of this prospectus/offer to exchange before the Expiration Date;

•

an agent’s message in connection with a book-entry transfer, and any other required documents, must be received by the exchange agent at one of its addresses set forth on the back cover of this prospectus/offer to exchange, and the CGC Shares must be tendered into the exchange agent’s account at DTC pursuant to the procedures for book-entry tender set forth below (and a confirmation of receipt of such tender, referred to as a “book-entry confirmation” must be received), in each case before the Expiration Date; or

•	the terms and conditions of the guaranteed delivery procedure set forth below under “—Guaranteed Delivery” must be met.

The term “agent’s message” means a message transmitted by DTC to, and received by, the exchange agent and forming a part of a book-entry confirmation, which states that DTC has received an express acknowledgment from the DTC participant tendering the CGC Shares that are the subject of such book-entry confirmation, that such participant has received and agrees to be bound by the terms of the accompanying letter of transmittal and that Offeror may enforce that agreement against such participant.

The exchange agent has established an account with respect to the CGC Shares at DTC in connection with the Offer, and any financial institution that is a participant in DTC may make book-entry delivery of CGC Shares by causing DTC to transfer such CGC Shares prior to the Expiration Date into the exchange agent’s account in accordance with DTC’s procedure for such transfer. However, although delivery of CGC Shares may be effected through book-entry transfer at DTC, the accompanying letter of transmittal with any required signature guarantees, or an agent’s message, along with any other required documents, must, in any case, be received by the exchange agent at one of its addresses set forth on the back cover of this prospectus/offer to exchange prior to the Expiration Date, or the guaranteed delivery procedures described below under “—Guaranteed Delivery” must be followed. Offeror cannot assure CGC stockholders that book-entry delivery of CGC Shares will be available. If book-entry delivery is not available, CGC stockholders must tender CGC Shares by means of delivery of CGC Share certificates or pursuant to the guaranteed delivery procedures set forth below under “—Guaranteed Delivery.”

Signatures on all letters of transmittal must be guaranteed by an eligible institution, except in cases in which CGC Shares are tendered either by a registered holder of CGC Shares who has not completed the box entitled “Special Payment Instructions” or the box entitled “Special Delivery Instructions” on the accompanying letter of transmittal or for the account of an eligible institution.

If the certificates for CGC Shares are registered in the name of a person other than the person who signs the accompanying letter of transmittal, or if certificates for unexchanged CGC Shares are to be issued to a person other than the registered holder(s), the certificates must be endorsed or accompanied by appropriate stock powers, in either case signed exactly as the name or names of the registered owner or owners appear on the certificates, with the signature(s) on the certificates or stock powers guaranteed by an eligible institution.

The method of delivery of CGC Share certificates and all other required documents, including delivery through DTC, is at the option and risk of the tendering CGC stockholder, and delivery will be deemed made only when actually received by the exchange agent. If delivery is by mail, Offeror recommends registered mail with return receipt requested, properly insured. In all cases, CGC stockholders should allow sufficient time to ensure timely delivery.

The tender of CGC Shares pursuant to any of the procedures described above will constitute a binding agreement between Offeror and the tendering CGC stockholder upon the terms and subject to the conditions of the Offer.

Guaranteed Delivery

CGC stockholders desiring to tender CGC Shares pursuant to the Offer but whose certificates are not immediately available or cannot otherwise be delivered with all other required documents to the exchange agent prior to the Expiration Date or who cannot complete the procedure for book-entry transfer on a timely basis, may nevertheless tender CGC Shares, as long as all of the following conditions are satisfied:

•	the tender is by or through an eligible institution;

•

a properly completed and duly executed notice of guaranteed delivery, substantially in the form made available by Offeror, is received by the exchange agent as provided below on or prior to the Expiration Date; and

•

the certificates for all tendered CGC Shares (or a confirmation of a book-entry transfer of such shares into the exchange agent’s account at DTC as described above), in proper form for transfer, together with a properly completed and duly executed letter of transmittal with any required signature guarantees (or, in the case of a book-entry transfer, an agent’s message) and all other documents required by the accompanying letter of transmittal are received by the exchange agent at one of its addresses on the back cover of this prospectus/offer to exchange within three TSX-V trading days after the date of execution of such notice of guaranteed delivery.

A CGC stockholder may deliver the notice of guaranteed delivery by hand, facsimile transmission or mail to the exchange agent at one of its addresses on the back cover of this prospectus/offer to exchange. The notice must include a guarantee by an eligible institution in the form set forth in the notice.

In all cases, Offeror will exchange CGC Shares tendered and accepted for exchange pursuant to the Offer only after timely receipt by the exchange agent of certificates for CGC Shares (or timely confirmation of a book-entry transfer of such shares into the exchange agent’s account at DTC as described above), a properly completed and duly executed letter of transmittal (or an agent’s message in connection with a book-entry transfer)  and any other required documents.

Grant of Proxy

By executing a letter of transmittal as set forth above, a CGC stockholder irrevocably appoints Offeror’s designees as such stockholder’s attorneys-in-fact and proxies, each with full power of substitution, to the full extent of such stockholder’s rights with respect to its CGC Shares tendered and accepted for exchange by Offeror and with respect to any and all other CGC Shares and other securities issued or issuable in respect of those CGC Shares on or after the Expiration Date. That appointment is effective, and voting rights will be affected, when and only to the extent that Offeror accepts tendered CGC Shares for exchange pursuant to the Offer and deposits with the exchange agent the Consideration for such CGC Shares. All such proxies shall be considered coupled with an interest in the tendered CGC Shares and therefore shall not be revocable. Upon the effectiveness of such appointment, all prior proxies that the CGC stockholder has given will be revoked, and such stockholder may not give any subsequent proxies (and, if given, they will not be deemed effective). Offeror’s designees will, with respect to the CGC Shares for which the appointment is effective, be empowered, among other things, to exercise all of such stockholder’s voting and other rights as they, in their sole discretion, deem proper at any annual, special or adjourned meeting of CGC’s stockholders or otherwise. Offeror reserves the right to require that, in order for CGC Shares to be deemed validly tendered, immediately upon the exchange of such CGC Shares, Offeror must be able to exercise full voting rights with respect to such CGC Shares. However, prior to acceptance for exchange by Offeror in accordance with the terms of the Offer, the appointment will not be effective, and Offeror shall have no voting rights as a result of the tender of CGC Shares.

Fees and Commissions

Tendering registered CGC stockholders who tender CGC Shares directly to the exchange agent will not be obligated to pay any charges or expenses of the exchange agent or any brokerage commissions. Tendering CGC stockholders who hold CGC Shares through a broker or bank should consult that institution as to whether or not such institution will charge the stockholder any service fees in connection with tendering CGC Shares pursuant to the Offer. Except as set forth in the instructions to the accompanying letter of transmittal, transfer taxes on the exchange of CGC Shares pursuant to the Offer will be paid by Offeror.

Matters Concerning Validity and Eligibility

Offeror will determine questions as to the validity, form, eligibility (including time of receipt) and acceptance for exchange of any tender of CGC Shares, in its sole discretion, and its determination shall be final and binding. Offeror reserves the absolute right to reject any and all tenders of CGC Shares that it determines are not in the proper form or the acceptance of or exchange for which may be unlawful. Offeror also reserves the absolute right to waive any defect or irregularity in the tender of any CGC Shares. No tender of CGC Shares will be deemed to have been validly made until all defects and irregularities in tenders of such CGC Shares have been cured or waived. None of Offeror, Timmins, CGC, the exchange agent, the information agent, nor any other person will be under any duty to give notification of any defects or irregularities in the tender of any CGC Shares or will incur any liability for failure to give any such notification. Offeror’s interpretation of the terms and conditions of the Offer (including the accompanying letter of transmittal and instructions) will be final and binding.

CGC stockholders who have any questions about the procedure for tendering CGC Shares in the Offer should contact the information agent at its address and telephone number set forth on the back cover of this prospectus/offer to exchange.

Withdrawal Rights

CGC stockholders may withdraw tendered CGC Shares at any time prior to the Expiration Date and at any time after the Expiration Date until Offeror accepts CGC Shares for exchange. Once Offeror accepts CGC Shares for exchange pursuant to the Offer, all tenders not previously withdrawn become irrevocable.

For the withdrawal of CGC Shares to be effective, the exchange agent must receive a written notice of withdrawal from the CGC stockholder at one of the addresses set forth on the back cover of this prospectus/offer to exchange, prior to the Expiration Date. The notice must include the stockholder’s name, address, social security number, the certificate number(s), the number of CGC Shares to be withdrawn and the name of the registered holder, if it is different from that of the person who tendered those CGC Shares, and any other information required pursuant to the Offer or the procedures of DTC, if applicable.

A financial institution must guarantee all signatures on the notice of withdrawal, unless the CGC Shares to be withdrawn were tendered for the account of an eligible institution. Most banks, savings and loan associations and brokerage houses are able to provide signature guarantees. An “eligible institution” is a financial institution that is a participant in the Securities Transfer Agents Medallion Program.

If CGC Shares have been tendered pursuant to the procedures for book-entry transfer discussed under the section entitled “—Procedure for Tendering,” any notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn CGC Shares and must otherwise comply with DTC’s procedures. If certificates have been delivered or otherwise identified to the exchange agent, the name of the registered holder and the serial numbers of the particular certificates evidencing the CGC Shares withdrawn must also be furnished to the exchange agent, as stated above, prior to the physical release of such certificates.

Offeror will decide all questions as to the form and validity (including time of receipt) of any notice of withdrawal in its sole discretion, and its decision shall be final and binding. None of Offeror, Timmins, CGC, the exchange agent, the information agent or any other person is under any duty to give notification of any defects or irregularities in any tender or notice of withdrawal or will incur any liability for failure to give any such notification. Any CGC Shares properly withdrawn will be deemed not to have been validly tendered for purposes of the Offer. However, a CGC stockholder may re-tender withdrawn CGC Shares by following the applicable procedures discussed under the section “—Procedure for Tendering” or “—Guaranteed Delivery” at any time prior to the Expiration Date.

Announcement of Results of the Offer

Timmins will announce the final results of the Offer, including whether all of the conditions to the Offer have been satisfied or waived and whether Offeror will accept the tendered CGC Shares for exchange, as promptly as practicable following the Expiration Date. The announcement will be made by a press release in accordance with applicable TSX-V requirements.

Ownership of Timmins After the Offer and the Proposed Merger

Assuming that:

•

all outstanding CGC options to purchase CGC Shares, of which there were 1,772,097 as of October 31, 2010 (as set forth by CGC in its quarterly report on Form 10-Q, filed on December 10, 2010 (the “CGC 10-Q”)), are exercised prior to the expiration of the Offer or the consummation of the Proposed Merger;

•

all outstanding CGC warrants to purchase CGC Shares held by former stockholders of Nayarit Gold, of which there were 1,621,981 as of October 31, 2010 (as set forth in the CGC 10-Q), are exercised prior to the expiration of the Offer or the consummation of the Proposed Merger;

•

Offeror exchanges, pursuant to the Offer and the Proposed Merger, 64,718,710 CGC Shares, which number is the sum of (x) 61,324,632 CGC Shares outstanding as of December 2, 2010 (as set forth in the CGC 10-Q), (y) 1,772,097 CGC Shares assumed to have been issued upon the exercise of outstanding options and (z) 1,621,981 CGC Shares assumed to have been issued upon the exercise of outstanding warrants; and

•	136,726,694 Timmins Shares are outstanding immediately prior to the consummation of the Proposed Merger,

former CGC stockholders would own in the aggregate 51.8% of the outstanding Timmins Shares if 100% of the CGC Shares are exchanged in the Offer.

U.S. Federal Income Tax Consequences

The following discussion describes the anticipated material U.S. federal income tax consequences to U.S. Holders (as defined below) of the exchange of their CGC Shares for Timmins Shares pursuant to the Integrated Acquisition Transactions (of which the Offer is a part) and of the ownership and disposition of Timmins Shares received. This discussion is the opinion of Shearman & Sterling LLP, U.S. tax counsel to Timmins. This discussion does not address all U.S. federal income tax matters that may be relevant to a particular holder of CGC Shares in light of its particular circumstances, and it does not address any state, local, non-U.S., or alternative minimum tax consequences of the Integrated Acquisition Transactions or of the ownership and disposition of Timmins Shares.

For purposes of this discussion, a U.S. Holder is a beneficial owner of CGC Shares, or Timmins Shares following the exchange of CGC Shares for Timmins Shares, that is a U.S. person. A U.S. person is (i) an individual who is a citizen or resident of the United States for U.S. federal income tax purposes; (ii) a corporation, or other entity treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States, any U.S. state, or the District of Columbia; (iii) an estate the income of which is subject to U.S. federal income tax regardless of its source; or (iv) a trust (a) if a U.S. court is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (b) that has validly elected to be treated as a U.S. person under applicable U.S. Treasury Regulations.

If a partnership (including any entity treated as a partnership for U.S. federal income tax purposes) holds CGC Shares or Timmins Shares, the tax treatment of a partner will depend upon the status of the partner and the activities of the partnership. Partners of partnerships that hold CGC Shares or Timmins Shares should consult with their own tax advisors to determine the U.S. federal, state, local, and other tax consequences that may be relevant to them.

This discussion is based on the Code, administrative pronouncements, judicial decisions and existing and proposed U.S. Treasury Regulations, changes to any of which subsequent to the date of this document may affect the tax consequences described herein, possibly on a retroactive basis. The following discussion is not binding on the U.S. Internal Revenue Service (the “IRS”) or the courts. This discussion applies only to U.S. Holders that hold their CGC Shares as capital assets within the meaning of Section 1221 of the Code and will hold the Timmins Shares that they receive as capital assets. This discussion does not address the consequences that may apply to a holder of CGC Shares that is entitled to the benefits of an income tax treaty between the United States and such holder’s country of residence. This discussion does not address the U.S. federal income tax consequences applicable to certain categories of holders of CGC securities who are subject to special rules under U.S. federal income tax law, including, but not limited to:

•	dealers in securities or foreign currencies;

•	traders in securities that elect to use a mark-to-market method of accounting;

•	U.S. persons whose functional currency is not the U.S. dollar;

•	former citizens or long-term residents of the United States;

•	tax-exempt organizations;

•	banks, financial institutions, insurance companies, or mutual funds;

•	U.S. persons who have a “functional currency” other than the U.S. dollar;

•	persons holding CGC options or CGC warrants;

•	persons who received their CGC Shares upon the exercise of options or otherwise as compensation for services;

•	persons who hold their CGC Shares or will hold their Timmins Shares as part of a straddle, hedge, constructive sale, conversion transaction, or other risk management transaction; and

•

U.S. Holders that will hold 5% or more of Timmins’ equity directly, indirectly through one or more entities, or as a result of certain constructive ownership rules of the Code, following the Integrated Acquisition Transactions.

This discussion is not intended to be, and should not be construed to be, legal, business, or tax advice to any prospective investor, and no representation with respect to the tax consequences to any particular investor is made. Each holder of CGC Shares should consult its own tax advisors with respect to the U.S. federal income tax consequences relevant to such holder of CGC Shares in its particular circumstances.

The Integrated Acquisition Transactions

The Integrated Acquisition Transactions should qualify as a tax-deferred reorganization under the provisions of Section 368(a) of the Code. However, because the exchange of CGC Shares for Timmins Shares will represent an exchange of stock of a U.S. corporation for the stock of a non-U.S. corporation, the additional requirements of Section 367 of the Code and the U.S. Treasury Regulations thereunder would need to be met in order for U.S. Holders of CGC Shares to avoid fully recognizing gain pursuant to the Integrated Acquisition Transactions. Whether the Integrated Acquisition Transactions meet the requirements of Section 367 will depend in part on whether Timmins has been engaged in an “active trade or business” outside the United States, within the meaning of applicable U.S. Treasury Regulations, for the entire 36-month period immediately before the exchange of CGC Shares. Although Timmins has been actively engaged in exploring for and developing mineral properties for longer than 36 months, it is unclear whether its activities prior to receiving income from commercial production would be treated as an active trade or business under applicable authority.

Timmins has not sought, nor will it seek, an opinion of U.S. legal counsel or a ruling from the IRS regarding whether the additional requirements of Section 367 will be met. Except as specifically noted below under “—Integrated Acquisition Transactions qualify as a reorganization and meet Section 367 requirements,” the remainder of this discussion assumes that the Integrated Acquisition Transactions will qualify as a reorganization for U.S. federal income tax purposes, but that the additional requirements of Section 367 will not be met. U.S. Holders may wish to consult their own tax advisors regarding the possibility that Timmins has been engaged in an active trade or business that would meet the requirements of Section 367. Each U.S. Holder of CGC Shares should consult its own tax advisors with respect to the U.S. federal income tax treatment of the exchange of its CGC Shares pursuant to the Integrated Acquisition Transactions and the U.S. federal income tax consequences relevant to such U.S Holder.

Integrated Acquisition Transactions qualify as a reorganization but do not meet Section 367 requirements

Assuming that the exchange of CGC Shares for Timmins Shares pursuant to the Integrated Acquisition Transactions will qualify as a reorganization for U.S. federal income tax purposes but that the additional requirements of Section 367 will not be met, a U.S. Holder will recognize gain (but not loss) equal to the difference between (i) the sum of the fair market value, as of the date of the exchange, of the Timmins Shares received in exchange for CGC Shares and any cash received in lieu of fractional Timmins Shares and (ii) the U.S. Holder’s adjusted tax basis in the CGC Shares exchanged. Such gain will be long-term capital gain if the U.S. Holder’s holding period with respect to its CGC Shares is more than one year as of the date of the exchange. Long-term capital gains of noncorporate U.S. Holders, including individuals, currently are eligible for reduced rates of taxation. Any gain that a U.S. Holder recognizes will be treated as gain from sources within the United States for purposes of the U.S. foreign tax credit limitation discussed below under “Ownership of Timmins Shares—Distributions.”

If a U.S. Holder recognizes gain, the U.S. Holder’s aggregate basis in the Timmins Shares received will equal the aggregate fair market value of the Timmins Shares on the date of the exchange. Such a U.S. Holder’s holding period for the Timmins Shares received will begin on the day after the exchange. If a U.S. Holder realizes, but is not permitted to recognize a loss, the U.S. Holder’s aggregate basis in the Timmins Shares received would equal the U.S. Holder’s aggregate adjusted tax basis in the CGC Shares exchanged. Such a U.S. Holder’s holding period for the Timmins Shares received would include the holding period of the CGC Shares exchanged.

Integrated Acquisition Transactions qualify as a reorganization and meet Section 367 requirements

If the Integrated Acquisition Transactions were to qualify as a reorganization and meet the additional requirements of Section 367, a U.S. Holder would not recognize gain or loss upon receipt of Timmins Shares in exchange for CGC Shares, except in respect of any cash received in lieu of fractional Timmins Shares. A U.S. Holder’s aggregate basis in the Timmins Shares received would equal the U.S. Holder’s aggregate adjusted tax basis in the CGC Shares exchanged. The U.S. Holder’s holding period for the Timmins Shares received would include the holding period of the CGC Shares exchanged.

A U.S. Holder that received cash in lieu of a fractional Timmins Share would be treated as having received a fractional Timmins Share and then as having sold the fractional Timmins Share for cash. Gain or loss would be recognized based on the difference between the amount of cash received instead of the fractional share and the portion of the U.S. Holder’s aggregate adjusted tax basis of the CGC Shares exchanged allocable to the fractional Timmins Share. Such gain or loss would be long-term capital gain or loss if the U.S. Holder’s holding period with respect to its CGC Shares were more than one year as of the date of the exchange.

Any U.S. Holder of CGC Shares that would own or be treated as owning 5% or more of either the total voting power or the total value of the outstanding stock of Timmins immediately after the Integrated Acquisition Transactions would be required to enter into a gain recognition agreement in accordance with applicable U.S. Treasury Regulations and would be required to file certain annual information statements with its U.S. federal income tax returns for each of the first five full taxable years following the taxable year of the Integrated Acquisition Transactions. Such U.S. Holders of CGC Shares should consult their own tax advisors regarding the specific requirements applicable to them.

Reporting requirements

A U.S. Holder that owns 5% by vote or value of CGC’s outstanding stock before the Integrated Acquisition Transactions (of which the Offer is a part) will be required to attach a statement to its tax returns for the year in which the Integrated Acquisition Transactions occur that contains the information listed in U.S. Treasury Regulations Section 1.368-3(b). Such statement must include the U.S. Holder’s tax basis in his, her, or its CGC Shares and the fair market value of the U.S. Holder’s CGC Shares immediately before they were exchanged for Timmins Shares. All U.S. Holders should keep records regarding the number, basis and fair market value of their CGC Shares exchanged for Timmins Shares. U.S. Holders should consult their own tax advisors regarding any record-keeping and reporting requirements applicable to them in respect of the Integrated Acquisition Transactions.

Dissenting U.S. Holders

Regardless of whether the Integrated Acquisition Transactions meet the Section 367 requirements, a U.S. Holder that exercises its right to dissent in accordance with the dissent procedures set forth in “Purpose of the Offer; the Proposed Merger; Dissenters’ or Appraisal Rights”, will recognize gain or loss equal to the difference between the amount of cash received and the U.S. Holder’s adjusted tax basis in its CGC Shares. Such gain or loss will be long-term capital gain or loss if the U.S. Holder’s holding period with respect to its CGC Shares is more than one year. Long-term capital gains of non-corporate U.S. Holders, including individuals, currently are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations. Any gain or loss that a U.S. Holder recognizes generally will be treated as gain or loss from sources within the United States for purposes of the U.S. foreign tax credit limitation discussed below under “Ownership of Timmins Shares—Distributions.”

Any interest paid to a U.S. Holder that exercises its right to dissent will be taxable to a U.S. Holder as ordinary income at the time it is paid or accrued in accordance with the U.S. Holder’s regular method of accounting for U.S. federal income tax purposes. Such interest will be foreign source income for purposes of the U.S. foreign tax credit limitation discussed below under “Ownership of Timmins Shares—Distributions.”

Ownership of Timmins Shares

Distributions

Subject to the passive foreign investment company (“PFIC”) rules discussed below, the gross amount of any cash distribution with respect to Timmins Shares, before reduction for Canadian withholding tax, will be taxable to U.S. Holders of Timmins Shares as a dividend to the extent of Timmins’ current and accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent that the amount of a distribution exceeds Timmins’ current and accumulated earnings and profits, such distribution will first be treated as a tax-free return of capital, causing a reduction in the adjusted basis of the Timmins Shares (thereby increasing the amount of gain or decreasing the amount of loss that a U.S. Holder would recognize on a subsequent disposition of Timmins Shares). Any balance in excess of the adjusted basis will be subject to tax as capital gain.

Subject to certain limitations, dividends paid to non-corporate U.S. Holders, including individuals, currently are eligible for a reduced rate of taxation if Timmins is a “qualified foreign corporation” for U.S. federal income tax purposes and if certain holding period requirements are satisfied. A qualified foreign corporation includes a non-U.S. corporation that is eligible for the benefits of a comprehensive income tax treaty with the United States that includes an exchange of information program and that the U.S. Department of the Treasury has determined to be satisfactory for purposes of the qualified dividend provisions of the Code. The U.S. Department of the Treasury has determined that the income tax treaty between the United States and Canada is satisfactory for purposes of the qualified dividend provisions of the Code. However, a qualified foreign corporation does not include a non-U.S. corporation that is a PFIC for the taxable year in which a dividend is paid or that was a PFIC for the preceding taxable year. Accordingly, a distribution on the Timmins Shares would not be eligible for this reduced rate of taxation if Timmins were a PFIC in the taxable year of such distribution or the preceding taxable year.

Distributions will be includable in a U.S. Holder’s gross income on the date actually or constructively received by the U.S. Holder. Dividends will not be eligible for the dividends received deduction generally allowed to U.S. corporations in respect of dividends received from other U.S. corporations. If Timmins makes a distribution on the Timmins Shares in Canadian dollars, the U.S. dollar value of the distribution would be calculated as described below under “—Foreign currency translation.”

A U.S. Holder may be entitled to claim a U.S. foreign tax credit for, or deduct, Canadian taxes that are withheld on distributions received by the U.S. Holder, subject to applicable limitations in the Code. Dividends paid on the Timmins Shares will be foreign source and will be “passive category income” or “general category income” for U.S. foreign tax credit limitation purposes. The amount of foreign income taxes that may be claimed as a credit in any year is subject to complex limitations and restrictions, which must be determined on an individual basis by each U.S. Holder. U.S. Holders are urged to consult their tax advisors regarding the availability of the U.S. foreign tax credit in their particular circumstances.

Sale or other disposition

Subject to the PFIC rules discussed below, upon the sale, exchange or other disposition of Timmins Shares, a U.S. Holder will recognize capital gain or loss equal to the difference between the amount realized upon the sale, exchange or other disposition of Timmins Shares and the U.S. Holder’s adjusted tax basis in the Timmins Shares. The capital gain or loss will be long-term capital gain or loss if, at the time of sale, exchange or other disposition, the U.S. Holder has held the Timmins Shares for more than one year. Net long-term capital gains of non-corporate U.S. Holders, including individuals, currently are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations. Any gain or loss that a U.S. Holder recognizes will be treated as gain or loss from sources within the United States for purposes of the U.S. foreign tax credit limitation discussed above.

Foreign currency translation

For purposes of determining any amount of income, gain, loss or distributions to a U.S. Holder, any amount of cash payment in Canadian dollars will be equal to the U.S. dollar value of the cash payment. The U.S. dollar value of a cash payment in Canadian dollars to a U.S. Holder would be calculated by reference to the exchange rate prevailing on the date of actual or constructive receipt of the payment, regardless of whether the Canadian dollars are converted into U.S. dollars at that time. If Canadian dollars are converted into U.S. dollars on the date of actual or constructive receipt of such payment, a U.S. Holder’s tax basis in such Canadian dollars will be equal to their U.S. dollar value on that date and, as a result, the U.S. Holder will not be required to recognize any foreign currency exchange gain or loss. If Canadian dollars are not converted into U.S. dollars on the date of actual or constructive receipt of such payment, any gain or loss recognized on a subsequent conversion or other disposition of the Canadian dollars will be treated as U.S.-source ordinary income or loss for purposes of the U.S. foreign tax credit limitation discussed above under “—Distributions.”

PFIC rules

Special U.S. federal income tax rules would apply to a U.S. Holder of Timmins Shares if Timmins were a PFIC at any time during which the U.S. Holder held Timmins Shares. A non-U.S. corporation is classified as a PFIC for U.S. federal income tax purposes in any taxable year if, either (i) at least 75% of its gross income is “passive” income, or (ii) on average at least 50% of the gross value of its assets is attributable to assets that produce passive income or are held for the production of passive income. For purposes of these tests, if a non-U.S. corporation owns directly or indirectly at least 25% (by value) of the stock of another corporation, the non-U.S. corporation is treated as if it held its proportionate share of the assets of the latter corporation, and received directly its proportionate share of the income of the latter corporation.

Passive income includes dividends, interest, royalties, rents, certain net gains from the sales of commodities, annuities and gains from assets that produce passive income. The Code excludes gains from transactions in commodities from the definition of passive income if (i) the gains arise from the sale of the commodity in the active conduct of a commodities business by a non-U.S. corporation and (ii) substantially all of the non-U.S. corporation’s commodities are comprised of stock in trade and inventory, real and depreciable property used in its trade or business, and supplies of a type normally consumed in the course of its business.

Based on the projected composition of its income and the projected valuation of its assets, including goodwill, Timmins does not expect to be a PFIC for its current taxable year. The determination of whether Timmins will be a PFIC for the current or any future taxable year is a factual determination and on the application of complex U.S. federal income tax rules, which are subject to various interpretations. Thus, there can be no assurance at this time that Timmins will not be a PFIC for its current taxable year or any future taxable year.

If Timmins were a PFIC, a U.S. Holder would be taxed at ordinary income tax rates on any gain realized on the sale or exchange of Timmins Shares and on any “excess distributions” received. Excess distributions would be amounts received by the U.S. Holder with respect to its Timmins Shares in any taxable year that exceeded 125% of the average distributions received by the U.S. Holder in the shorter of either the three previous years or the U.S. Holder’s holding period for the Timmins Shares before that taxable year. Gain and excess distributions would be allocated ratably to each day that the U.S. Holder held Timmins Shares. Amounts allocated to the current taxable year and to years before Timmins became a PFIC would be treated as ordinary income. In addition, amounts allocated to each taxable year beginning with the year Timmins first became a PFIC would be taxed at the highest rate in effect for that year on ordinary income. The tax would be subject to an interest charge at the rate applicable to underpayments of income tax. Special rules would also apply for calculating the amount of the U.S. foreign tax credit with respect to excess distributions received from a PFIC.

A U.S. person that owns shares of a PFIC may make either a qualified electing fund (“QEF”) election (if the PFIC agrees to provide certain information annually) or a mark-to-market election to mitigate the consequences of owning PFIC shares. If Timmins were a PFIC, U.S. Holders would be required to file IRS Form 8621 (or any other form specified by the U.S. Department of the Treasury) for each year in which they held Timmins Shares. Each U.S. Holder should consult its own tax advisor regarding the U.S. federal income tax consequences to it if Timmins ever becomes a PFIC and the advisability of making a QEF election or mark-to-market election in its particular circumstances.

Information reporting and backup withholding

Unless a U.S. Holder belongs to a category of certain exempt recipients, information reporting requirements will apply to distributions as well as proceeds of sales of Timmins Shares that are effected through the U.S. office of a broker or the non-U.S. office of a broker that has certain connections with the United States. Backup withholding may apply to these payments if a U.S. Holder fails to provide a correct taxpayer identification number or certification of exempt status, fails to report in full dividend and interest income or, in certain circumstances, fails to comply with applicable certification requirements. Any amounts withheld under the backup withholding rules will be allowed as a refund or credit against a U.S. Holder’s U.S. federal income tax, provided the U.S. Holder furnishes the required information to the IRS in a timely manner.

In addition, for taxable years beginning after March 18, 2010, new legislation may require certain U.S. Holders who are individuals who hold certain foreign financial assets (which may include Timmins Shares) to report information relating to such assets, subject to certain exceptions (including an exception for assets held in accounts maintained by certain financial institutions). Each U.S. Holder should consult its own tax advisor regarding the effect, if any, of this legislation on its ownership and disposition of Timmins Shares.

Certain Canadian Federal Income Tax Consequences

The following discussion is the opinion of Ogilvy Renault LLP, Canadian counsel to Timmins, as to the principal Canadian federal income tax consequences generally applicable to a holder of CGC Shares who disposes of such shares pursuant to the Offer or, if it is undertaken, the Proposed Merger, at all relevant times and for purposes of the Income Tax Act (Canada) (the “Tax Act”) and any applicable tax treaty, (i) deals with CGC and Timmins at arm’s length; (ii) holds the CGC Shares, and will hold any Timmins Shares acquired pursuant to the Offer and, if it is undertaken, the Proposed Merger as capital property; (iii) is not, and is not deemed to be, a resident of Canada; and (iv) does not use or hold and is not deemed to use or hold their CGC Shares, and will not use or hold or be deemed to use or hold their Timmins Shares acquired under the Offer or the Proposed Merger, in the course of carrying on a business in Canada (such holder hereinafter referred to as a “Non-Canadian Holder”).

This discussion is not applicable to a Non-Canadian Holder: (i) that is a “financial institution” (as defined in the Tax Act for purposes of the mark-to-market rules, (ii) a “specified financial institution” as defined in the Tax Act; (iii) an interest in which would be a “tax shelter investment,” as defined in the Tax Act; or (iv) to whom the “functional currency” (as defined in the Tax Act) reporting rules apply. Special rules, which are not discussed in this discussion, may apply to holders that are insurers carrying on an insurance business in Canada and elsewhere.

This discussion is based upon the provisions of the Tax Act and regulations thereto currently in force, all specific proposed amendments to the Tax Act publicly announced by or on behalf of the Minister of Finance (Canada) before the date hereof (the “Proposed Amendments”) and counsel’s understanding of the current published administrative policies and assessing practices of the Canada Revenue Agency (the “CRA”) published in writing prior to the date hereof and assumes that the Proposed Amendments will be enacted in the form proposed. No assurance can be given that the Proposed Amendments will be enacted in the form proposed or at all. This discussion is not exhaustive of all possible Canadian federal income tax consequences applicable in respect of disposing of CGC Shares or acquiring, holding and disposing of Timmins Shares and, except for the Proposed Amendments, does not take into account or anticipate any changes in the law, whether by legislative, regulatory or judicial action, or changes in the administrative policies and assessing practices of the CRA. This discussion does not take into account any provincial, territorial or foreign tax consequences or considerations, which may differ significantly from the Canadian federal income tax considerations discussed herein.

This discussion is of a general nature only, and is not, and is not intended to be, legal or tax advice to any particular holder. This discussion is not exhaustive of all possible Canadian federal income tax considerations. Accordingly, holders should consult their own tax advisors with respect to their particular circumstances.

Disposition of CGC Shares on the Offer or the Proposed Merger

A Non-Canadian Holder will not be subject to tax under the Tax Act in respect of any capital gain realized on a disposition of their CGC Shares pursuant to the Offer or, if it is undertaken, the Proposed Merger unless the CGC Shares are or are deemed to be “taxable Canadian property” of the Non-Canadian Holder for the purposes of the Tax Act and the Non-Canadian Holder is not entitled to an exemption by virtue of an income tax treaty or convention to which Canada is a signatory.

Generally, where the CGC Shares are listed on a designated stock exchange (which currently includes the TSX and the NYSE Amex), a CGC Share owned by a Non-Canadian Holder will not constitute taxable Canadian property of that Non-Canadian Holder unless at any time during the 60-month period preceding the disposition: (i) the Non-Canadian Holder, persons with whom the Non-Canadian Holder does not deal at arm’s length (for the purposes of the Tax Act), or the Non-Canadian Holder together with all such persons owned 25% or more of the issued shares of any class or series of the capital stock of CGC; and (b) more than 50% of the fair market value of the share was derived, directly or indirectly, from one, or any combination of, real or immovable property situated in Canada, “Canadian resource property” (as defined in the Tax Act), “timber resource property” (as defined in the Tax Act) or options in respect of, interests in or civil law rights in any such property (whether or not such property exists). Notwithstanding the foregoing, in certain circumstances set out in the Tax Act a CGC Share could be deemed to be taxable Canadian property of the Non-Canadian Holder. Non-Canadian Holders for whom the CGC Shares are, or may be, taxable Canadian property should consult their own tax advisors.

Receipt of Dividends on Timmins Shares

Dividends paid or credited or deemed under the Tax Act to be paid or credited by Timmins to a Non-Canadian Holder on the Timmins Shares will generally be subject to Canadian withholding tax at the rate of 25% of the gross amount of the dividend, subject to any reduction in the rate of withholding to which the Non-Canadian Holder is entitled under an income tax treaty or convention to which Canada is a signatory. For example, where the Non-Canadian Holder is an individual resident in the United States for purposes of the Canada-United States Income Tax Convention (1980) (the “Canada-US Treaty”), is fully entitled to benefits under the Canada-US Treaty, and is the beneficial owner of the dividends, the applicable rate of Canadian withholding tax is generally reduced to 15%.

Disposition of Timmins Shares

A Non-Canadian Holder will not be subject to tax under the Tax Act in respect of any capital gain realized on a disposition of their Timmins Shares unless the Timmins Shares are or are deemed to be “taxable Canadian property” of the Non-Canadian Holder for the purposes of the Tax Act and the Non-Canadian Holder is not entitled to an exemption by virtue of an income tax treaty or convention to which Canada is a signatory.

Generally, where the Timmins Shares are listed on a designated stock exchange (which currently includes the TSX and the NYSE Amex), a Timmins Share owned by a Non-Canadian Holder will not constitute taxable Canadian property of that Non-Canadian Holder unless at any time during the 60-month period preceding the disposition: (i) the Non-Canadian Holder, persons with whom the Non-Canadian Holder does not deal at arm’s length (for the purposes of the Tax Act), or the Non-Canadian Holder together with all such persons owned 25% or more of the issued shares of any class or series of the capital stock of Timmins; and (b) more than 50% of the fair market value of the share was derived, directly or indirectly, from one, or any combination of, real or immovable property situated in Canada, “Canadian resource property” (as defined in the Tax Act), “timber resource property” (as defined in the Tax Act) or options in respect of, interests in or civil law rights in any such property (whether or not such property exists). Notwithstanding the foregoing, in certain circumstances set out in the Tax Act a Timmins Share could be deemed to be taxable Canadian property of the Non-Canadian Holder. Non-Canadian Holders for whom the Timmins Shares are, or may be, taxable Canadian property should consult their own tax advisors.

Purpose of the Offer; the Proposed Merger; Dissenters’ or Appraisal Rights

Purpose of the Offer; the Proposed Merger

The purpose of the Offer is for Timmins to acquire control of, and ultimately the entire equity interest in, CGC. The Offer is the first step in Timmins’ plan to acquire all of the outstanding CGC Shares. Timmins currently intends, as soon as practicable following the consummation of the Offer, to seek to effect the Proposed Merger. The purpose of the Proposed Merger is for Timmins to acquire all CGC Shares not acquired in the Offer. After the Proposed Merger, the Surviving Corporation will be a wholly-owned subsidiary of Timmins and the former CGC stockholders will no longer have any direct ownership interest in the Surviving Corporation.

Concurrently with the Offer, Timmins is seeking to negotiate a merger agreement with CGC. Subject to applicable law, Offeror reserves the right to amend the Offer in all respects upon entering into a merger agreement with CGC, or to negotiate a merger agreement with CGC not involving a tender offer or exchange offer pursuant to which Offeror would terminate the Offer and the CGC Shares would, upon consummation of such proposed merger, be converted into the consideration negotiated by Timmins, Offeror and CGC.

Offeror is making this Offer directly to CGC stockholders. However, there are substantial conditions to the consummation of the Offer, among them the Section 203 Condition, the Approval Condition, the Termination Condition and the Due Diligence Condition, which are within the control of the board of directors of CGC. Timmins and Offeror believe that CGC’s board of directors should take all necessary actions to facilitate the satisfaction of such conditions and the consummation of the Offer and the Proposed Merger and hereby request that they do so. Although Timmins believes that, under the circumstances of the Offer and the Proposed Merger, CGC’s board of directors should do so, CGC’s board of directors may not act to satisfy these conditions. If CGC will not act to facilitate these conditions, Timmins will not be able to consummate the Offer and the Proposed Merger.

If Offeror owns 90% or more of the outstanding CGC Shares following consummation of the Offer, Timmins intends to consummate the Proposed Merger as a “short-form” merger pursuant to Section 253 of the DGCL. In this case, neither the approval of any holder of CGC Shares (other than Offeror) nor the approval of the CGC board of directors would be required to effect the Proposed Merger.

If Offeror were to own less than 90% of the outstanding CGC Shares following the consummation of the Offer, Offeror reserves the right to extend the Offer.

In the Proposed Merger, each CGC Share (except for CGC Shares held in CGC’s treasury, CGC Shares owned by any direct or indirect wholly-owned subsidiary of CGC and CGC Shares owned by Timmins, Offeror or any of their direct or indirect wholly-owned subsidiaries, including CGC Shares acquired in the Offer) will be converted into the right to receive the Consideration.

Dissenters’ or Appraisal Rights

No dissenters’ or appraisal rights are available with respect to CGC Shares tendered and accepted for exchange in the Offer. However, if the Proposed Merger is effected as a short-form merger in accordance with Section 253 of the DGCL and the Proposed Merger is consummated, stockholders who do not tender their CGC Shares in the Offer will have certain rights under Delaware law to dissent and demand appraisal of, and to receive payment in cash of the fair value of, their CGC Shares. Such rights to dissent, if the statutory procedures are met, could lead to a judicial determination of the fair value of the CGC Shares (excluding any element of value arising from the accomplishment or expectation of the Proposed Merger) required to be paid in cash to such dissenting holders for their CGC Shares. In addition, such dissenting stockholders would be entitled to receive payment of a fair rate of interest from the date of consummation of the Proposed Merger on the amount determined to be the fair value of their CGC Shares. In determining such fair value, the court may consider all relevant factors. The value so determined could be more or less than the Consideration to be paid in the Offer and the Proposed Merger. Any judicial determination of the fair value could be based upon considerations other than or in addition to the market value of the CGC Shares, including, among other things, asset values and earning capacity.

If any holder of CGC Shares who demands appraisal under Section 262 of the DGCL fails to perfect, or effectively withdraws or loses his right to appraisal as provided in the DGCL, each CGC Share held by such stockholder will be converted into the right to receive the Consideration. A stockholder may withdraw his demand for appraisal by delivering to CGC a written withdrawal of his demand for appraisal and acceptance of the Proposed Merger. Failure to follow the steps required by Section 262 of the DGCL for perfecting appraisal rights may result in the loss of such rights.

The foregoing discussion is not a complete statement of law pertaining to appraisal rights under the DGCL and is qualified in its entirety by the full text of Section 262 of the DGCL, which is set forth in Annex C attached to this prospectus/offer to exchange.

Appraisal rights cannot be exercised at this time. The information set forth above is for informational purposes only with respect to alternatives available to stockholders if the Proposed Merger is effected as a short-form merger under the DGCL and the Proposed Merger is consummated.

Stockholders who will be entitled to appraisal rights in connection with the Merger will receive additional information concerning appraisal rights and the procedures to be followed in connection therewith before such stockholders have to take any action relating thereto.

Stockholders who tender shares in the Offer will not be entitled to exercise appraisal rights with respect thereto but, rather, will receive the Consideration.

Plans for CGC

The purpose of the Offer is for Timmins to acquire control of, and ultimately the entire equity interest in, CGC. The Offer is the first step in Timmins’ plan to acquire all of the outstanding CGC Shares. Timmins currently intends, as soon as practicable following the consummation of the Offer, to seek to effect the merger of Offeror with and into CGC, with CGC as the Surviving Corporation. The purpose of the Proposed Merger is for Timmins to acquire all CGC Shares not acquired in the Offer. After the Proposed Merger, the Surviving Corporation will be a wholly-owned subsidiary of Timmins and the former CGC stockholders will no longer have any direct ownership interest in the Surviving Corporation. Pursuant to the Proposed Merger, at the effective time of the Proposed Merger, each CGC Share then outstanding (except for CGC Shares held in CGC’s treasury, CGC Shares owned by any direct or indirect wholly-owned subsidiary of CGC and CGC Shares owned by Timmins, Offeror or any of their direct or indirect wholly-owned subsidiaries, including CGC Shares acquired in the Offer) will be converted into the right to receive the Consideration.

Timmins is seeking to negotiate a merger agreement with CGC. Subject to applicable law, Offeror reserves the right to amend the Offer in all respects upon entering into a merger agreement with CGC, or to negotiate a merger agreement with CGC not involving a tender offer or exchange offer pursuant to which Offeror would terminate the Offer and the CGC Shares would, upon consummation of such proposed merger, be converted into the consideration negotiated by Timmins, Offeror and CGC.

In connection with the Offer and the Proposed Merger, Timmins has reviewed and will continue to review various possible business strategies that it might consider in the event that Offeror acquires control of CGC, whether pursuant to the Offer, the Proposed Merger or otherwise. It is also expected that the existing board of directors of Timmins will continue to serve as the board of directors of the combined company, subject to any additions to the Timmins board of directors that may be made to comply with applicable corporate governance and other requirements. Following a review of additional information regarding CGC, these changes could include, among other things, changes in CGC’s business, operations, personnel, employee benefit plans, corporate structure, capitalization and management. It is expected that, initially following the Proposed Merger, the business and operations of CGC will, except as set forth in this prospectus/offer to exchange, be continued substantially as they are currently being conducted, but Timmins expressly reserves the right to make any changes that it deems necessary, appropriate or convenient to optimize exploitation of CGC’s potential in conjunction with Timmins’ businesses in light of Timmins’ review or in light of future developments. Such changes could include, among other things, changes in CGC’s business, corporate structure, assets, properties, marketing strategies, capitalization, management, personnel or dividend policy and changes to CGC’s certificate of incorporation and by-laws.

Delisting and Termination of Registration. If CGC qualifies for termination of registration under the Exchange Act after the Offer is consummated, Timmins intends to seek to have CGC withdraw the CGC Shares from listing on the NYSE Amex and the TSX and to terminate the registration of CGC Shares under the Exchange Act. See “—Effect of the Offer on the Market for CGC Shares; NYSE Amex and Toronto Stock Exchange Listings; Registration Under the Exchange Act; Margin Regulations.”

Board of Directors and Management. Upon consummation of the Proposed Merger, the directors of the Surviving Corporation will be the directors of Offeror immediately prior to the effective time of the Proposed Merger, and the officers of the Surviving Corporation will be the officers of Offeror immediately prior to the effective time of the Proposed Merger. After Timmins’ review of CGC and its corporate structure, management and personnel, Timmins will determine what additional changes, if any, would be desirable.

Except as indicated in this prospectus/offer to exchange, neither Timmins nor any of Timmins’ subsidiaries has any current plans or proposals which relate to or would result in (1) any extraordinary transaction, such as a merger, reorganization or liquidation of CGC or any of its subsidiaries, (2) any purchase, sale or transfer of a material amount of assets of CGC or any of its subsidiaries, (3) any material change in the present dividend rate or policy, or indebtedness or capitalization of CGC or any of its subsidiaries, (4) any change in the current board of directors or management of CGC or any change to any material term of the employment contract of any executive officer of CGC, (5) any other material change in CGC’s corporate structure or business, (6) any class of equity security of CGC being delisted from a national stock exchange or ceasing to be authorized to be quoted in an automated quotation system operated by a national securities association or (7) any class of equity securities of CGC becoming eligible for termination of registration under Section 12(g)(4) of the Exchange Act.

Effect of the Offer on the Market for CGC Shares; NYSE Amex and Toronto Stock Exchange Listings; Registration Under the Exchange Act; Margin Regulations

Effect of the Offer on the Market for the CGC Shares

The purchase of CGC Shares by Offeror pursuant to the Offer will reduce the number of holders of CGC Shares and the number of CGC Shares that might otherwise trade publicly and could adversely affect the liquidity and market value of the remaining CGC Shares held by the public. The extent of the public market for

CGC Shares after consummation of the Offer and the availability of quotations for such CGC Shares will depend upon a number of factors, including the number of stockholders holding CGC Shares, the aggregate market value of the CGC Shares held by the public at such time, the interest of maintaining a market in the CGC Shares, analyst coverage of CGC on the part of any securities firms and other factors.

NYSE Amex and Toronto Stock Exchange Listings

The CGC Shares are listed on the NYSE Amex and the TSX. Depending upon the number of CGC Shares acquired pursuant to the Offer and the aggregate market value of any CGC Shares not purchased pursuant to the Offer, the CGC Shares may no longer meet the standards for continued listing on the NYSE Amex or the TSX, and may be delisted from one or both such exchanges. The published guidelines of the NYSE Amex state that it would consider delisting shares of a company listed on the NYSE Amex if, among other things, (i) the number of total stockholders of CGC were to fall below 400, (ii) the number of total stockholders of CGC were to fall below 1,200 and the average monthly trading volume for CGC Shares was less than 100,000 for the most recent 12 months or (iii) the number of publicly held CGC Shares (excluding holdings of officers and directors of CGC and their immediate families and other concentrated holdings of 10% or more) should fall below 600,000. The published guidelines of the TSX state that it would consider delisting shares of a company listed on the TSX if, among other things, (i) in the opinion of the TSX, it appears that the public distribution, price, or trading activity of the securities has been so reduced as to make further dealings in the securities on the TSX unwarranted; (ii) the market value of CGC’s securities listed on TSX is less than C$3 million over any period of 30 consecutive trading days; (iii) the market value of CGC’s listed, freely-tradeable, publicly held securities is less than C$2 million over any period of 30 consecutive trading days; (iv) the number of CGC’s freely-tradable, publicly held securities is less than 500,000; or (v) the number of public security holders, each holding a board lot or more, is less than 150. If CGC Shares are delisted from the NYSE Amex or the TSX, the market for CGC Shares would be adversely affected as described above. If CGC Shares are not delisted prior to the Proposed Merger, then Timmins intends to delist the CGC Shares from the NYSE Amex and TSX promptly following consummation of the Proposed Merger.

Registration Under the Exchange Act

The CGC Shares are currently registered under the Exchange Act. This registration may be terminated upon application by CGC to the SEC if the CGC Shares are not listed on a national securities exchange and there are fewer than 300 record holders. Termination of registration would substantially reduce the information required to be furnished by CGC to holders of CGC Shares and to the SEC and would make certain provisions of the Exchange Act, such as the short-swing profit recovery provisions of Section 16(b), the requirement of furnishing a proxy statement in connection with stockholders’ meetings and the requirements of Exchange Act Rule 13e-3 with respect to “going private” transactions, no longer applicable to the CGC Shares. In addition, “affiliates” of CGC and persons holding “restricted securities” of CGC may be deprived of the ability to dispose of these securities pursuant to Rule 144 under the Securities Act. If registration of CGC Shares under the Exchange Act is not terminated prior to the Proposed Merger, then Timmins intends to terminate the registration of CGC Shares following consummation of the Proposed Merger.

Margin Regulations

The CGC Shares currently are a “margin security” under the regulations of the Board of Governors of the Federal Reserve System, which has the effect, among other things, of allowing brokers to extend credit on the collateral of the CGC Shares. Depending upon factors similar to those described above regarding listing and market quotations, it is possible that, following the Offer, CGC Shares may no longer constitute “margin securities” for purposes of the margin regulations of the Federal Reserve Board, in which event such CGC Shares could no longer be used as collateral for loans made by brokers. In addition, if registration of the CGC Shares under the Exchange Act were terminated, the CGC Shares would no longer constitute margin securities.

Conditions of the Offer

Timmins will not be required to accept for exchange or exchange any CGC Shares, may postpone the acceptance for exchange or exchange of any CGC Shares and may, in its sole discretion, extend the expiration of the Offer or terminate the Offer if any of the following conditions are not met or waived:

•

Minimum Condition. There shall have been validly tendered and not withdrawn prior to the expiration of the Offer, as it may be extended from time to time, that number of CGC Shares which, when added to CGC Shares owned by Timmins or Offeror, if any, represents a majority of the total number of outstanding CGC Shares on a fully diluted basis (assuming the conversion or exercise of all stock options, other derivative securities or other rights to acquire CGC Shares regardless of the conversion or exercise price, the vesting schedule or other terms and conditions thereof) at the time of the expiration of the Offer.

•

Approval Condition. CGC shall have entered into a definitive merger agreement with Timmins with respect to the Proposed Merger, which terms and conditions will be reasonably satisfactory to Timmins and shall provide, among other things, that: (i) the board of directors of CGC has approved the Offer and the Proposed Merger and (ii) the board of directors of CGC has removed any legal or contractual impediment to the consummation of the Offer and the Proposed Merger.

•

Due Diligence Condition. Timmins shall have completed, to its reasonable satisfaction, customary confirmatory due diligence with respect to CGC’s business, assets and liabilities and shall have concluded, in its reasonable judgment, that there are no material adverse facts or developments concerning or affecting CGC’s business, assets and liabilities that have not been publicly disclosed prior to the commencement of the Offer.

•	Termination Condition. The Gammon Agreement shall have been terminated, and any “break-fee” owing as a result of such termination shall have been paid in full.

•

Section 203 Condition. Timmins shall have concluded, in its reasonable judgment, that the restrictions on “Business Combinations” with an “Interested Stockholder” set forth in Section 203 of the DGCL are inapplicable to the Offer and the Proposed Merger or any other business combination involving Timmins or any of its subsidiaries and CGC.

•

Material Adverse Changes Condition. there shall not have been any “material adverse change” to CGC at any time on or after July 31, 2010 and prior to the expiration of the Offer (see “The Offer—Conditions of the Offer” for a definition of “material adverse change”).

•

Litigation Condition. There shall be no pending private, regulatory or governmental inquiry, action, suit, proceeding, litigation, claim, arbitration or investigation against CGC or any of its affiliates, or any of their respective properties or assets, or any officer, director, partner, member or manager, in his or her capacity as such, of CGC or any of their affiliates, with respect to the Offer or the consummation of the Proposed Merger or the transactions contemplated thereby which could reasonably be expected to result in a material adverse change.

•

Conduct of Business Condition. Each of CGC and its subsidiaries shall have carried on their respective businesses in the ordinary course consistent with past practice at any time on or after the date of this prospectus/offer to exchange and prior to the expiration of the Offer.

•

Regulatory Condition. Any applicable waiting period under the HSR Act and Mexican law shall have expired or been terminated, and any other requisite clearances and/or approvals under any other federal, state or foreign antitrust, competition or other regulatory law shall have been obtained.

•	Shareholders Approval. The shareholders of Timmins shall have approved the issuance of Timmins Shares pursuant to the Offer and the Proposed Merger.

•

Effectiveness of Registration Statement Condition. The registration statement of which this prospectus/offer to exchange is a part shall have become effective under the Securities Act and no stop order or proceeding seeking a stop order shall have been issued and no other proceeding shall have been instituted or threatened by the SEC.

•	Listing Condition. The Timmins Shares to be issued pursuant to the Offer shall have been approved for listing on the TSX-V and the NYSE Amex, subject to official notice of issuance.

CGC’s board of directors has the ability to satisfy certain of the principal conditions of the Offer, including the Section 203 Condition, the Approval Condition, the Termination Condition and the Due Diligence Condition. Timmins and Offeror believe that CGC’s board of directors should take all necessary actions to facilitate the satisfaction of such conditions and the consummation of the Offer and the Proposed Merger and hereby request that they do so. Although Timmins believes that, under the circumstances of the Offer and the Proposed Merger, CGC’s board of directors should do so, CGC’s board of directors may not act to satisfy these conditions. If CGC does not act to facilitate these conditions Timmins will not be able to consummate the Offer and the Proposed Merger.

The foregoing conditions are for the sole benefit of Timmins, Offeror and their affiliates and may be asserted by Timmins and/or Offeror in their reasonable discretion or may be waived by Timmins and/or Offeror in their reasonable discretion in whole or in part at any time or from time to time on or prior to the Expiration Date (provided that all conditions to the Offer other than those dependent upon the receipt of government approvals must be satisfied or waived prior to expiration of the Offer). Timmins expressly reserves the right to waive any of the conditions to the Offer and to make any change in the terms of or conditions to the Offer. Timmins failure at any time to exercise its rights under any of the foregoing conditions shall not be deemed a waiver of any such right. The waiver of any such right with respect to particular facts and circumstances shall not be deemed a waiver with respect to any other facts and circumstances. Each such right shall be deemed an ongoing right which may be asserted at any time or from time to time. Any determination made by Timmins concerning the events described in this prospectus/offer to exchange shall be final and binding upon all parties.

The term “material adverse change” or “material adverse effect” with respect to CGC means any change, effect, event, occurrence, state of facts or development which individually or in the aggregate (i) is or would be, in Timmins’ reasonable judgment, expected to be materially adverse to the business, assets, condition (financial or otherwise), liabilities, capitalization, prospects or results of operations of CGC and its subsidiaries, taken as a whole or (ii) would, in Timmins’ reasonable judgment, impair in any material respect or materially delay the ability of CGC to consummate the Proposed Merger.

Dividends and Distributions

If, on or after the date of this prospectus/offer to exchange, CGC:

•	splits, combines or otherwise changes the CGC Shares or its capitalization;

•	acquires or otherwise causes a reduction in the number of outstanding CGC Shares; or

•

issues or sells any additional CGC Shares (other than CGC Shares issued pursuant to, and in accordance with, the terms in effect on the date of this Offer of employee stock options outstanding prior to such date), shares of any other class or series of capital stock of CGC or any options, warrants, convertible securities or other rights of any kind to acquire any shares of the foregoing, or any other ownership interest (including, without limitation, any phantom interest), of CGC, then, without prejudice to Timmins’ or Offeror’s rights under the section of this prospectus/offer to exchange entitled “The Offer—Conditions of the Offer,” Timmins may make such adjustments to the Consideration and other terms of the Offer and the Proposed Merger (including the number and type of securities to be exchanged) as it deems appropriate to reflect such split, combination, sale, purchase, issuance or other change.

If, on or after the date of this prospectus/offer to exchange, CGC declares, sets aside, makes or pays any dividend on the CGC Shares or makes any other distribution (including the issuance of additional shares of capital stock pursuant to a stock dividend or stock split, the issuance of other securities or the issuance of rights for the purchase of any securities) with respect to the CGC Shares that is payable or distributable to stockholders of record on a date prior to the transfer to the name of Offeror or its nominee or transferee on CGC’s stock transfer records of the CGC Shares exchanged pursuant to the Offer, then, without prejudice to Timmins’ and Offeror’s rights under “The Offer—Extension, Termination and Amendment” and “The Offer—Conditions of the Offer”:

•	the consideration per CGC Share payable by Timmins pursuant to the Offer will be reduced to the extent any such dividend or distribution is payable in cash; and

•

the whole of any such non-cash dividend, distribution or issuance to be received by the tendering stockholders will (1) be received and held by the tendering stockholders for the account of Offeror and will be required to be promptly remitted and transferred by each tendering stockholder to the exchange agent for the account of Offeror, accompanied by appropriate documentation of transfer or (2) at the direction of Offeror, be exercised for the benefit of Offeror, in which case the proceeds of such exercise will promptly be remitted to Offeror.

Pending such remittance and subject to applicable law, Offeror will be entitled to all the rights and privileges as owner of any such non-cash dividend, distribution or right and may withhold the Consideration or deduct from the Consideration the amount or value thereof, as determined by Offeror in its discretion.

Certain Legal Matters; Regulatory Approvals

Except as set forth in this prospectus/offer to exchange, Timmins is not aware of any material approval or other action by any governmental or administrative agency that is required for the acquisition or ownership of CGC Shares as contemplated by the Offer and the Proposed Merger. However, Timmins and its advisors currently are reviewing whether any other approval or other action will be required by any other governmental or administrative agency in connection with the Offer and the Proposed Merger. Should any such approval or other action be required, Timmins expects it will be sought, but Timmins has no current intention to delay the purchase of CGC Shares tendered pursuant to the Offer pending the outcome of any such matter, subject, however, to Timmins’ right to decline to purchase CGC Shares if any of the conditions to the Offer shall not have been satisfied or waived. Any such approval or other action, if needed, may not be obtained.

Antitrust Matters

Under the HSR Act, Offeror’s acquisition of CGC Shares in the Offer may not be consummated unless certain information has been furnished to the Antitrust Division of the U.S. Department of Justice (the “DOJ”) and the Federal Trade Commission (the “FTC”) and a required waiting period has expired or otherwise terminated. The HSR Act requires Timmins and CGC to each file a Notification and Report Form (an “HSR Form”) with the DOJ and the FTC and provides that the acquisition of CGC Shares in the Offer may not be consummated earlier than 30 calendar days after receipt of Timmins’ HSR Form by the DOJ and the FTC, unless such period is earlier terminated. Within such 30-day period the DOJ or the FTC may request additional information or documentary material (known as a “second request”) from Timmins and CGC, unless such period is earlier terminated. In the event of such request, the acquisition of CGC Shares in the Offer may not be consummated until 30 calendar days after substantial compliance by Timmins with such request. In any event, if the 30-day waiting period expires on a Saturday, Sunday or legal holiday, then the period is extended until the end of the next day that is not a Saturday, Sunday or legal holiday. Shortly after Timmins announced the Offer and the Proposed Merger, Timmins commenced voluntary discussions with the staff (the “Staff”) of the FTC. Pursuant to these informal discussions, Timmins agreed to provide voluntarily information to the Staff in order to expedite its investigation. Timmins believes that the provision of this information prior to the filing of its HSR Form will shorten the time necessary for FTC review once the Forms are filed. Timmins intends to file the Form once the FTC has sufficient information to allow such an expedited review.

In addition, under applicable Mexican antitrust laws, the Offer and the Proposed Merger cannot be consummated until the expiration of the 10 business day waiting period beginning on the date of filing the premerger filing with the Comisión Federal de Competencia, or the “Mexican Antitrust Commission,” subject to the Mexican Antitrust Commission not issuing a “stop order” and assuming the risk of closing the Offer and Proposed Merger before a decision is issued. If during such waiting period the Mexican Antitrust Commission issues a “stop order,” then the Offer and the Proposed Merger may only be consummated upon receiving clearance from the Mexican Antitrust Commission. Generally, the Mexican Antitrust Commission has up to 35 business days from the date the case file is complete to issue its decision on a transaction. In complicated cases, such period may be extended by the Mexican Antitrust Commission. Timmins will make the application and file responses as may be required in connection with questions that may be posed by the Mexican Antitrust Commission during the comment period. Under applicable Mexican antitrust laws, once the time limit has expired and no decision has been issued to the interested parties, it shall be understood that the Mexican Antitrust Commission has no objection.

State Takeover Laws

CGC is incorporated under the laws of the State of Delaware. In general, Section 203 of the DGCL prevents an “Interested Stockholder” (including a person who owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock) from engaging in a “Business Combination” (which term includes mergers and certain other actions) with a Delaware corporation for a period of three years following the date such person became an Interested Stockholder unless (1) prior to such time the corporation’s board of directors approved either the business combination or the transaction which resulted in such stockholder becoming an Interested Stockholder, (2) upon consummation of the transaction which resulted in such stockholder becoming an Interested Stockholder, the Interested Stockholder owned at least 85% of the corporation’s voting stock outstanding at the time the transaction commenced (excluding shares of stock owned by certain employee stock plans and persons who are directors and also officers of the corporation) or (3) at or subsequent to such time the business combination is approved by the corporation’s board of directors and authorized at an annual or special meeting of stockholders (and not by written consent) by the affirmative vote of at least 66 2/3% of the outstanding voting stock of the corporation not owned by the Interested Stockholder.

The Offer is subject to the condition that the board of directors of CGC shall have approved the Offer and the Proposed Merger pursuant to the requirements of Section 203 of the DGCL, or Timmins shall have concluded, in its reasonable judgment, that Section 203 does not apply to or otherwise restrict the Offer, the Proposed Merger or any such business combination. This condition will be satisfied if (1) prior to the acceptance for exchange of CGC Shares pursuant to the Offer, CGC’s board of directors (x) shall have unconditionally approved the Offer and the Proposed Merger or (y) shall have approved each of Timmins and its subsidiaries as an Interested Stockholder or (2) there are validly tendered and not withdrawn prior to the expiration of the Offer a number of CGC Shares that, together with the CGC Shares then owned by Timmins or Offeror, would represent at least 85% of the CGC Shares outstanding as of the date of this prospectus/offer to exchange (excluding CGC Shares owned by certain employee stock plans and persons who are directors and also officers of CGC).

A number of states have adopted laws and regulations that purport to apply to attempts to acquire corporations that are incorporated in such states, or whose business operations have substantial economic effects in such states, or which have substantial assets, security holders, employees, principal executive offices or principal places of business in such states. In 1982, in Edgar v. MITE Corp., the Supreme Court of the United States (the “Supreme Court”) invalidated on constitutional grounds the Illinois Business Takeover statute, which, as a matter of state securities law, made certain corporate acquisitions more difficult. However, in 1987, in CTS Corp. v. Dynamics Corp. of America, the Supreme Court held that the State of Indiana may, as a matter of corporate law and, in particular, with respect to those aspects of corporate law concerning corporate governance, constitutionally disqualify a potential acquiror from voting on the affairs of a target corporation without the prior approval of the remaining stockholders. The state law before the Supreme Court was by its terms applicable only to corporations that had a substantial number of stockholders in the state and were incorporated there.

Timmins does not believe that the anti-takeover laws and regulations of any state other than the State of Delaware will by their terms apply to the Offer. Timmins reserves the right to challenge the applicability or validity of any state law purportedly applicable to the Offer and nothing in this prospectus/offer to exchange or any action taken in connection with the Offer is intended as a waiver of such right. If it is asserted that any state anti-takeover statute is applicable to the Offer and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer, Timmins might be required to file certain information with, or to receive approvals from, the relevant state authorities, and Timmins might be unable to accept for payment or pay for CGC Shares tendered pursuant to the Offer or may be delayed in consummating the Offer. In any such case, Timmins may not be obligated to accept for payment, or pay for, any CGC Shares tendered pursuant to the Offer.

Canadian Securities Law Matters

Multilateral Instrument 61-101 (“MI 61-101”) is a securities regulation effected by the securities regulatory authorities in Ontario and Quebec (Canada) and is intended to regulate certain transactions to ensure equality of treatment among security holders, and in specified circumstances may require approval of a transaction by a minority of security holders by excluding votes of interested or related parties. The minority approval requirements of MI 61-101 will, in certain circumstances, apply to the Proposed Merger and operate to exclude the votes attached to securities of CGC held by Timmins. However, MI 61-101 permits the inclusion of the votes attached to CGC Shares acquired under the Offer as votes in favour of the Proposed Merger where, among other things, those shares were not tendered by persons acting jointly with Timmins in respect of the Offer and the Proposed Merger is completed within 120 days of the expiry of the Offer. To the knowledge of Timmins after reasonable inquiry, other than the 1,000 CGC Shares held by Timmins, there are no votes attached to securities that if acquired in the Offer would be required to be excluded to determine whether minority approval (pursuant to MI 61-101) for the Proposed Merger had been obtained.

Other Regulatory Approvals

TSX Venture Exchange. The TSX-V rules require Timmins to obtain the approval of its shareholders for the Offer and the Proposed Merger, and Timmins intends to seek such approval as promptly as practicable. The TSX-V also needs to approve the issuance of the Timmins Shares in connection with the Offer and the Proposed Merger, and Timmins intends to take such actions as are required to satisfy the listing requirements of the TSX-V.

NYSE Amex. We intend to apply to list our common shares on the NYSE Amex under the symbol “[—]”, and it is a condition to the consummation of this Offer that our common shares, including the shares issued in connection with this Offer, will be listed on the NYSE Amex upon the consummation of this Offer. We intend to take such actions as are required to satisfy the listing requirements of the NYSE Amex.

Going Private Transactions. The SEC has adopted Rule 13e-3 under the Exchange Act which is applicable to certain “going private” transactions and which may under certain circumstances be applicable to the Proposed Merger or another business combination following the exchange of the CGC Shares under the Offer in which Timmins seeks to acquire the remaining CGC Shares not held by it. Timmins believes that Rule 13e-3 should not be applicable to the Proposed Merger; however, the SEC may take a different position. Rule 13e-3 requires, among other things, that certain financial information concerning CGC and certain information relating to the fairness of the proposed transaction and the consideration offered to minority stockholders in such transaction be filed with the SEC and disclosed to stockholders prior to consummation of the transaction.

Certain Relationships with CGC

As of the date of the Offer, Timmins owns 1,000 CGC Shares and Offeror does not own any CGC Shares. The average purchase price paid by Timmins was $4.81 per CGC Share. Other than the purchase of the 1,000 CGC Shares on January 31, 2011, neither Timmins nor Offeror has effected any transaction in securities of CGC in the past 60 days. No part of the purchase price or market value of these CGC Shares is represented by funds borrowed or otherwise obtained for the purpose of acquiring or holding such CGC Shares. To the best of Timmins’ and Offeror’s knowledge, after reasonable inquiry, none of the persons listed on Annex A and Annex B of this prospectus/offer to exchange, nor any of their respective associates or majority-owned subsidiaries, beneficially owns or has the right to acquire any securities of CGC or has effected any transaction in securities of CGC during the past 60 days.

Except as described in this prospectus/offer to exchange, (i) there have been no contracts, negotiations or transactions between Timmins or, as determined by Timmins and Offeror after reasonable inquiry, any of their directors, executive officers or other affiliates on the one hand, and CGC or its affiliates on the other hand, concerning any merger, consolidation, acquisition, tender offer, election of CGC’s directors, or the sale of a material amount of CGC’s assets, and (ii) neither Timmins nor Offeror, nor, as determined by Timmins and Offeror after reasonable inquiry, any of the persons listed on Annex A and Annex B of this prospectus/offer to exchange, nor any of their respective affiliates, have any other present or proposed material agreement, arrangement, understanding or relationship with CGC or any of its executive officers, directors, controlling persons or subsidiaries.

Fees and Expenses

Timmins has retained M Partners Inc. to act as financial advisor in connection with the Offer. Timmins will pay M Partners and its affiliates an aggregate fee of up to C$2.5 million, a portion of which has already been paid as a work fee and a significant portion of which is contingent upon the completion of a merger with CGC. In addition, Timmins will reimburse M Partners for its reasonable out-of-pocket expenses. Timmins agreed to indemnify M Partners against certain liabilities and expenses in connection with the Offer, including certain liabilities under the U.S. federal securities laws.

Timmins has retained Innisfree M&A Incorporated as information agent in connection with the Offer. The information agent may contact holders of CGC Shares by mail, email, telephone, facsimile and personal interview, may contact beneficial owners of CGC Shares regarding the Offer and may request brokers, dealers, commercial banks, trust companies and other nominee stockholders to forward this prospectus/offer to exchange and other material relating to the Offer to beneficial owners of CGC Shares. Timmins will pay the information agent reasonable and customary compensation for these services, including a $40,000 retainer fee covering the first month of services, and $20,000 per month thereafter. Timmins will also pay Innisfree a success fee of $50,000 upon the execution of a merger agreement between Timmins and CGC. In addition, Timmins has agreed to reimburse the information agent for its reasonable out-of-pocket expenses. Timmins agreed to indemnify the information agent against certain liabilities and expenses in connection with the Offer, including certain liabilities under the U.S. federal securities laws.

In addition, Timmins retained Computershare Investor Services Inc. as exchange agent in connection with the Offer. Timmins will pay the exchange agent reasonable and customary compensation for its services in connection with the Offer, will reimburse the exchange agent for its reasonable out-of-pocket expenses and will indemnify the exchange agent against certain liabilities and expenses, including certain liabilities under the U.S. federal securities laws.

Timmins will reimburse brokers, dealers, commercial banks and trust companies and other nominees, upon request, for customary clerical and mailing expenses incurred by them in forwarding offering materials to their customers. Except as set forth above, neither Timmins nor Offeror will pay any fees or commissions to any broker, dealer or other person for soliciting tenders of CGC Shares pursuant to the Offer.

Accounting Treatment

The purchase price will be allocated to CGC’s identifiable assets and liabilities based on their respective estimated fair values at the closing date of the Proposed Merger, and any excess of the purchase price over those fair values will be accounted for as goodwill.

The valuation of CGC’s assets and liabilities has not yet been commenced. The preliminary purchase price allocation is subject to change based on the completion of the final valuation analysis by Timmins management, which will be based upon relevant facts and circumstances and advice from independent third-party experts, as appropriate.

Stock Exchange Listing

Timmins Shares are listed on the TSX-V, and Timmins intends to submit applications to list the Timmins Shares that Timmins will issue in the Offer and the Proposed Merger on the TSX-V. We intend to apply to list our common shares on the NYSE Amex under the symbol “[—]”, and it is a condition to the consummation of this Offer that our common shares, including the shares issued in connection with this Offer, will be listed on the NYSE Amex upon the consummation of this Offer.

DESCRIPTION OF TIMMINS’ SHARE CAPITAL

Authorized Capital

The following sets forth the terms and provisions of Timmins’ existing capital. Our authorized capital consists of an unlimited number Timmins Shares, without par value, and an unlimited number of convertible preference shares, without par value (“Convertible Preference Shares”). As at March 31, 2010, 123,624,194 Timmins Shares were issued and outstanding and 11,000,000 Convertible Preference Shares were issued and outstanding. As at September 30, 2010, 136,186,694 Timmins Shares were issued and outstanding and no Convertible Preference Shares were issued and outstanding. As at December 31, 2010, 136,726,694 Timmins Shares were issued and outstanding and no Convertible Preference Shares were issued and outstanding.

Our registrar and transfer agent is Computershare Investor Services Inc. of 3rd Floor, 510 Burrard Street, Vancouver, British Columbia, Canada V6C 3B9.

Common Shares

Each Timmins Share entitles the holder to receive notice of and to attend all meetings of our shareholders, and each Timmins Share confers the right to one vote in person or by proxy at all meetings of the shareholders of Timmins. The holders of Timmins Shares are entitled to participate ratably in any dividends that may be declared by the board of directors of Timmins on Timmins Shares. If Timmins is liquidated, dissolved or wound-up or makes any other distribution of its assets for the purpose of winding up its affairs, the holders of Timmins’ Shares and holders of Convertible Preferences Shares, if any, are collectively entitled to a pro rata share of the assets of Timmins. There are no pre-emptive or conversion rights attaching to Timmins’ Shares and Timmins’ Shares are not subject to redemption. All Timmins’ Shares currently outstanding and to be outstanding upon exercise of outstanding options and warrants are, or will be, fully paid and non-assessable.

Timmins’ Articles provide for certain rights of holders of Timmins’ Shares in accordance with the provisions of the BCBCA. Subject to the BCBCA, such Articles may be amended by a special resolution by the holders of Timmins’ Shares. Under Timmins’ Articles, a special resolution requires the affirmative vote of two-thirds of the votes cast on such resolution.

Convertible Preference Shares

Convertible Preference Shares may be issued at any time and each such share is exercisable into one Timmins Share without payment of any additional consideration, after receipt of all required shareholder and regulatory approvals to such conversion and before the date which is ten years from the date of initial issuance of the Convertible Preference Shares (the “Automatic Conversion Date”). Any Convertible Preference Shares which have not been converted into Timmins Shares prior to the Automatic Conversion Date shall automatically be converted into Timmins Shares on the first business day after the Automatic Conversion Date. Except as provided by the BCBCA, holders of Convertible Preference Shares are entitled to receive notice of, but not to attend or to vote at any meeting of our shareholders, and are not entitled to receive any dividend payments. If Timmins is liquidated, dissolved or wound-up or makes any other distribution of its assets for the purpose of winding up its affairs, the holders of Convertible Preferences Shares, together with the holders of Timmins Shares, are entitled to a pro rata share of the assets of Timmins. On the occurrence of any subdivision, consolidation, reclassification or other changes to Timmins’ Shares or Convertible Preference Shares, or any reorganization, consolidation or merger, holders of the Convertible Preference Shares are entitled, in lieu of the number of Timmins Shares to which Convertible Preference Shares were previously entitled upon conversion, the aggregate number of shares or other securities or property such holder would have been entitled to if they held the number of Timmins Shares to which they were entitled to upon conversion.

Timmins’ Articles provide for certain other rights of holders of Timmins’ Convertible Preference Shares in accordance with the provisions of the BCBCA. Subject to the BCBCA, such Articles may be amended by a special resolution by the holders of Timmins’ Shares. Under Timmins’ Articles, a special resolution requires the affirmative vote of two-thirds of the votes cast on such resolution.

Options

As at December 21, 2010, Timmins had the following options outstanding pursuant to the 2009 Stock Option Plan adopted by Timmins’ board of directors on September 24, 2009. These options are exercisable into Timmins Shares.

Number of Options	Exercise Price	Expiry Date
225,000	C$0.55	December 31, 2010
800,000	C$0.35	July 25, 2011
1,250,000	C$0.70	May 11, 2012
100,000	C$0.50	July 18, 2012
1,225,000	C$0.75	November 27, 2012
2,387,500	C$1.00	November 13, 2014
275,000	C$1.00	November 27, 2014
6,262,500

Warrants

As at March 31, 2010, Timmins had 3,000,000 warrants to purchase Timmins Shares outstanding. Each whole warrant entitles its holder to purchase one Timmins Share on payment of the required exercise price prior to the expiry date. The warrants were issued in connection with the Gold Loan. The warrants have an exercise price of C$0.80 and expire on January 26, 2012. As of December 21, 2010, 2,000,000 of these warrants remained outstanding.

IMPORTANT PROVISIONS OF OUR ARTICLES AND BRITISH COLUMBIA LAW

The following is a summary of certain important provisions of our Articles and certain related sections of the BCBCA. Please note that this is only a summary and is not intended to be exhaustive. For further information please refer to our Articles.

Stated Objects or Purposes

Our Articles do not contain stated objects or purposes and do not place any limitations on the business that we may carry on.

Directors

Power to vote on matters in which a director is materially interested.

Our Articles state that a director who holds a disclosable interest (as defined in the BCBCA) in a contract or transaction into which we have entered or propose to enter is not entitled to vote on any directors’ resolution to approve that contract or transaction, unless all the directors have a disclosable interest in that contract or transaction, in which case any or all of those directors may vote on such resolution.

Under the BCBCA, and with certain exceptions specified therein, a director or senior officer of a company holds a disclosable interest in a contract or transaction if:

(a)	the contract or transaction is material to the company,

(b)	the company has entered, or proposes to enter, into the contract or transaction, and

(c)	either of the following applies to the director or senior officer:

(i)	the director or senior officer has a material interest in the contract or transaction; or

(ii)	the director or senior officer is a director or senior officer of, or has a material interest in, a person who has a material interest in the contract or transaction.

Directors’ power to determine the remuneration of directors.

Our Articles provide that our directors are entitled to remuneration for acting as directors, if any, as the directors may from time to time determine. If the directors so decide, the remuneration of our directors, if any, will be determined by our shareholders. That remuneration may be in addition to any salary or other remuneration paid to any officer or employee as such, who is also a director.

Under the BCBCA, a director or officer does not have a disclosable interest in a contract or transaction merely because it relates to the remuneration of the director or senior officer in that person’s capacity as director, officer, employee or agent of the company or an affiliate of the company.

Borrowing powers exercisable by the directors and how such borrowing powers can be varied.

Our Articles authorize the directors to authorize the borrowing of money in the manner and amount, on the security, from the sources and on the terms and conditions that they consider appropriate. Further, our Articles allow our directors to (i) issue bonds, debentures and other debt obligations either outright or as security for any of our liabilities or obligations or the liabilities or obligations of any other person and at such discounts or premiums and on such other terms as they consider appropriate; (ii) guarantee the repayment of money by any other person or the performance of any obligation of any other person; or (iii) mortgage, charge, whether by way of specific floating charge, grant a security interest in, or give other security on, the whole or any part of the present and future assets and undertaking of Timmins.

Retirement or non-retirement of directors under an age limit requirement.

Neither our Articles nor the BCBCA impose any mandatory age-related retirement or non-retirement requirement for our directors.

Number of shares required to be owned by a director.

Neither our Articles nor the BCBCA require a director to hold any Timmins Shares.

Rights, Preferences and Restrictions Attaching to Timmins Shares

Dividend rights

Under our Articles, holders of Timmins Shares are entitled to participate ratably in any dividends that may be declared by the board of directors, who may from time to time declare payment of dividends as they may deem advisable, payable on a date fixed by the directors. Holders of our convertible preference shares are not entitled to participate in any dividends. Fractions of the smallest monetary unit applicable to a dividend may be disregarded in making payment of dividends. Under our Articles, a resolution declaring a dividend may direct payment of the dividend wholly or partly by the distribution of specific assets or of fully paid shares or of bonds, debentures or other securities of Timmins, or in any one or more of those ways.

Voting rights

Under our Articles, each motion put to a vote at a meeting of the shareholders shall be decided by a show of hands unless a poll is directed by the chair or demanded by at least one shareholder entitled to vote who is present by person or proxy. Holders of our common shares are entitled to one vote in a vote by show of hands, and one vote in respect of each share entitled to vote in a poll. There are no voting rights attached to our convertible preference shares.

Further, every shareholder entitled to vote at a meeting of the shareholders may, by proxy, appoint between one and five proxy holders to attend and act at the meeting in the manner, to the extent and with the powers conferred by the proxy.

Our board of directors does not stand for re-election at staggered intervals. Under our Articles, all directors cease to hold office immediately before the election or appointment of directors at any annual general meeting, but are eligible for re-election or re-appointment.

Rights to share in our profits

The holders of our common shares are entitled to participate ratably in any dividends that may be declared by our board of directors.

Rights to share in any surplus in the event of liquidation

If we are liquidated, dissolved or wound-up or make any other distribution of our assets for the purpose of winding up our affairs, holders of our common shares and holders of our convertible preference shares are collectively entitled to a pro rata share of our assets.

Redemption provisions

Neither our common shares nor our convertible preference shares are subject to redemption, unless shares are redeemed as part of an alteration of our authorized share capital, which requires the special-resolution of two-thirds of the votes cast on such resolution.

In addition, our convertible preference shares are exercisable into one common share without payment of any additional consideration, after receipt of all required shareholder and regulatory approvals to such conversion and before the date which is ten years from the date of initial issuance of the convertible preference shares (the “Automatic Conversion Date”). Any convertible preference shares which have not been converted into common shares prior to the Automatic Conversion Date shall automatically be converted into common shares on the first business day after the Automatic Conversion Date.

Sinking fund provisions

Neither our common shares nor our convertible preference shares are subject to a sinking fund.

Liability to further capital calls by the company

Our Articles contain no such provision.

Provisions discriminating against any existing or prospective holder of securities as a result of such shareholder owning a substantial number of shares

Our Articles contain no such provision.

Provisions in our Articles that could Delay or Prevent a Change of Control

There are no such provisions in our Articles that would have an effect of delaying, deferring or preventing a change in control and that would operate only with respect to a merger, acquisition or corporate restructuring involving us and any of our subsidiaries.

Ownership and Exchange Controls

Limitations on the ability to acquire and hold our common shares may be imposed by the Competition Act (Canada). This legislation permits the Commissioner of Competition of Canada (the Commissioner) to review any acquisition of control over or of a significant interest in us. This legislation grants the Commissioner jurisdiction, for up to one year, to challenge this type of acquisition before the Canadian Competition Tribunal on the basis that it would, or would be likely to, substantially prevent or lessen competition in any market in Canada.

This legislation also requires any person who intends to acquire our common shares to file a notification with the Canadian Competition Bureau if certain financial thresholds are exceeded and if that person would hold more than 20% of our common shares. If a person already owns 20% or more of our common shares, a notification must be filed when the acquisition of additional shares would bring that person’s holdings to over 50%. Where a notification is required, the legislation prohibits completion of the acquisition until the expiration of a statutory waiting period, unless the Commissioner provides written notice that she does not intend to challenge the acquisition, or waives the obligation to submit a notification.

There is no limitation imposed by Canadian law or our articles on the right of non-residents to hold or vote our common shares, other than those imposed by the Investment Canada Act (the ICA). Under the ICA, a direct acquisition of control of an existing Canadian business by a “non-Canadian” as defined in the ICA, is subject to review where the book value of the assets or the Canadian business exceeds a specified monetary threshold. A reviewable acquisition cannot be implemented unless the Minister responsible for the ICA (the Minister) is satisfied that the transaction is likely to be of “net benefit to Canada” (a Reviewable Transaction). Where the acquisition of control of an existing Canadian business by a non-Canadian is not a Reviewable Transaction, a notification must be filed with the Investment Review Division of Industry Canada.

Under the ICA the acquisition of control of us (either through the acquisition of our common shares or all or substantially all our assets) by a non-Canadian who is a World Trade Organization member country investor, including U.S. investors, would be reviewable only if the value of our assets was equal to or greater than a specified amount. The specified amount for 2010 is C$299 million. The threshold amount is subject to an annual adjustment on the basis of a prescribed formula in the ICA to reflect changes in Canadian gross domestic product. For non-World Trade Organization member investors, the corresponding threshold is C$5 million.

As a result of recent amendments to the ICA, substantial changes to the review threshold are pending. When these amendments come into force, the review threshold will increase from C$299.0 million to C$600.0 million (and eventually to C$1.0 billion) and will no longer be calculated on the basis of the book value of the Canadian business’ assets, but rather its “enterprise value.”

The acquisition of a majority of the voting interests of an entity is deemed to be acquisition of control of that entity. The acquisition of less than a majority but one-third or more of the voting shares of a corporation or of an equivalent undivided ownership interest in the voting shares of the corporation is presumed to be an acquisition of control of that corporation unless it can be established that, on the acquisition, the corporation is not controlled in fact by the acquirer through the ownership of voting shares. The acquisition of less than one-third of the voting shares of a corporation is deemed not to be acquisition of control of that corporation. Certain transactions in relation to our common shares would be exempt from review under the ICA including:

•	the acquisition of our common shares by a person in the ordinary course of that person’s business as a trader or dealer in securities;

•	the acquisition of control of us in connection with the realization of security granted for a loan or other financial assistance and not for any purpose related to the provisions of the ICA; and

•

the acquisition or control of us by reason of an amalgamation, merger, consolidation or corporate reorganization following which the ultimate direct or indirect control in fact of us, through the ownership of voting interests, remains unchanged.

Under the new national security regime in the ICA, review on a discretionary basis may also be undertaken by the federal government in respect of a much broader range of investments by a non-Canadian to “acquire, in whole or in part, or to establish an entity carrying on all or any part of its operations in Canada.” The relevant test is whether such an investment by a non-Canadian could be “injurious to national security.” The Minister of Industry has broad discretion to determine whether an investor is a non-Canadian and therefore may be subject to national security review. Review on national security grounds is at the discretion of the federal government and may occur on a pre- or post-closing basis.

There is no law, governmental decree or regulation in Canada that restricts the export or import of capital, or which would affect the remittance of dividends or other payments by us to non-resident holders of our common shares, other than withholding tax requirements.

COMPARISON OF SHAREHOLDERS’ RIGHTS

Holders of CGC Shares will receive Timmins Shares as consideration in the Offer. CGC is organized under the laws of the State of Delaware, and Timmins is a corporation governed by the BCBCA. The following is a summary of the material differences between (a) the current rights of CGC stockholders under the DGCL, CGC’s Certificate of Incorporation (and any amendments thereto) and CGC’s amended and restated by-laws (and any amendments thereto), and (b) the current rights of Timmins’ shareholders under the BCBCA, Timmins’ Notice of Articles and Timmins’ Articles, each as amended to date.

The following summary is not a complete statement of the rights of shareholders of the two companies or a complete description of the specific provisions referred to below. This summary is qualified in its entirety by reference to the DGCL and the BCBCA as well as CGC’s and Timmins’ constituent documents, which CGC stockholders should read. To find out where copies of these documents can be obtained, see “Where to Obtain More Information.”

You are strongly advised to seek your own independent legal counsel regarding the nature and effect of the change to the rights of CGC stockholders as a result of the Proposed Merger and the change of governing jurisdiction.

CAPITAL STOCK

CGC	TIMMINS

AUTHORIZED STOCK

CGC’s certificate of incorporation authorizes CGC to issue 75,000,000 shares of common stock, par value $0.0001 per share.	Timmins’ articles authorize Timmins to issue an unlimited number of common shares and an unlimited number of convertible preference shares.

CGC’s board of directors is authorized to determine the classes and series of any common stock issued by CGC, each such series or class being distinctly designated, and to fix, by resolutions duly adopted prior to the issuance of any shares of a particular series or class of common stock, the relative rights and preferences pertaining thereto.

Timmins’ Articles allow the shareholders, by special resolution, to (i) create one or more classes or series of share; (ii) increase, reduce or eliminate the maximum number of shares of any class or series of shares; (iii) subdivide or consolidate any of its unissued or fully paid issued shares; (iv) make certain changes with respect to the par value of its shares; (v) alter the identifying name of any of its shares; or (vi) otherwise alter its shares or authorized share structure when required or permitted to do so by the BCBCA. Under Timmins’ Articles, a special resolution requires the vote of two-thirds of the votes cast on such resolution.

Further, Timmins’ Articles provide that shareholders may, by special resolution, (i) create special rights or restrictions for the shares of any class or series of shares; or (ii) vary or delete any special rights or restrictions attached to the shares of any class or series of shares.

As of December 2, 2010, there were 61,324,632 CGC Shares outstanding. The CGC Shares are listed on the NYSE Amex and the TSX.	As at December 31, 2010, 136,726,694 Timmins common shares were issued and outstanding and no convertible preference shares were issued and outstanding. Timmins’ common shares are listed on the TSX Venture Exchange.

DIVIDENDS AND LIQUIDATION

CGC	TIMMINS

Under the DGCL, a Delaware corporation may, subject to restrictions in its certificate of incorporation, pay dividends out of surplus (as defined in and computed in accordance with §§ 154 and 244) or out of net profits for the fiscal year in which the dividend is declared and/or for the preceding fiscal year. Dividends out of net profits may not be paid when the capital of a Delaware corporation (computed in accordance with §§ 154 and 244) amounts to less than the aggregate amount of capital represented by the issued and outstanding stock of all classes having a preference upon the distribution of assets.	Under the BCBCA, a British Columbia corporation may pay a dividend out of profits, capital or otherwise, (i) by issuing shares or warrants by way of dividend; or (ii) in property, including money. Further, under the BCBCA, a British Columbia corporation cannot declare or pay a dividend if there are reasonable grounds for believing that (i) the corporation is insolvent; or (ii) the payment of the dividend would render the corporation insolvent.

CGC’s by-laws provide that subject to applicable law, dividends may be declared and paid out of any funds available therefor, as often, in such amounts, and at such time or times as CGC’s board of directors may determine.	Timmins’ Articles provide that its directors may, subject to the BCBCA, from time to time declare and authorize payments of such dividends as they may deem advisable. Under Timmins’ Articles, a resolution declaring a dividend may direct payment of the dividend wholly or partly by the distribution of specific assets or of fully paid shares or of bonds, debentures or other securities of Timmins, or in any one or more of those ways.

In the event of a liquidation, dissolution or winding-up of CGC, holders of CGC’s common stock are entitled to a pro rata share of the assets of CGC.	In the event of a liquidation, dissolution or winding-up of Timmins, the holders of Timmins’ common shares and holders of Timmins’ convertible preferences shares are collectively entitled to a pro rata share of the assets of Timmins.

QUORUM AND VOTING RIGHTS OF STOCKHOLDERS

CGC	TIMMINS

The DGCL provides that each stockholder shall be entitled to one vote for each share of capital stock held by such stockholder.	The BCBCA provides that, unless the memorandum or articles of a corporation or the BCBCA provide otherwise, a shareholder has one vote with respect to each share held by that shareholder and is entitled to vote in person or by proxy.

Each share of CGC’s common stock entitles its holder to one vote at stockholders’ meetings, either in person or by proxy. CGC’s certificate of incorporation provides that cumulative voting in elections of directors and all other matters brought before stockholders’ meetings, whether they be annual or special, shall not be permitted.

CGC’s by-laws provide that, except as may otherwise be provided by law or CGC’s certificate of incorporation, any corporate action, other than the election of directors, to be taken by vote of CGC’s stockholders, shall be authorized by a majority of votes cast at a meeting of stockholders that are entitled to vote thereon. CGC’s directors are elected by a plurality of the votes cast at a meeting of stockholders, by the holders of shares present in person or by proxy that are entitled to vote in the election.

Under Timmins’ Articles, each motion put to a vote at a meeting of the shareholders shall be decided by a show of hands unless a poll is directed by the chair or demanded by at least one shareholder entitled to vote who is present by person or proxy. Holders of Timmins’ common shares are entitled to one vote in a vote by show of hands, and one vote in respect of each share entitled to vote in a poll. There are no voting rights attached to Timmins’ convertible preference shares.

CGC’s by-laws provide that no proxy shall be valid after the expiration of 11 months from the date of its execution, unless the person executing it shall have specified therein the length of time it is to continue in force.	Timmins’ Articles and the BCBCA are silent on the expiration of proxies.

CGC’s by-laws provide that, unless otherwise provided by law, CGC’s certificate of incorporation or its by-laws, at all meetings of CGC stockholders, the present at the commencement of such meeting in person or by proxy of CGC stockholders holding of record a majority of the total number of CGC shares then issued and outstanding and entitled to vote, shall be necessary and sufficient to constitute a quorum for the transaction of any business.	Timmins’ Articles provide that, subject to the special rights and restrictions attached to any class or series of shares, the quorum for the transaction of business at a meeting of shareholders is two shareholders entitled to vote at the meeting whether present by person or proxy, who must be present at the commencement of the shareholder meeting.

BOARD OF DIRECTORS

CGC	TIMMINS

NUMBER OF DIRECTORS AND SIZE OF BOARD

The DGCL provides that the board of directors of a Delaware corporation shall consist of one or more directors as fixed by the certificate of incorporation or by-laws.	The BCBCA provides that the board of directors of a public company must have at least three directors.

CGC’s board of directors currently consists of 5 members. CGC’s by-laws provide that CGC’s board of directors consist of not less than 3 or more than 10 members, unless and until otherwise determined by vote of a majority the CGC’s entire board of directors.	Timmins’ board of directors currently consists of 8 members. Timmins’ Articles provide that, provided Timmins is a public company, the number of directors shall be the greater of (i) three; and (ii) the most recently set of (a) directors set by ordinary resolution; and (b) directors set under Article 14.4 of Timmins’ Articles (Places of Retiring Directors Not Filled).

DIRECTOR QUALIFICATIONS

CGC	TIMMINS

The DGCL requires that directors of Delaware corporations be natural persons.	The BCBCA requires that all directors be: at least 18, not found by a court to be incapable of managing their own affairs, an undischarged bankrupt, convicted of an offence in connection with the promotion, formation or management of a corporation or unincorporated business, or of an offence involving fraud (unless a court orders otherwise, 5 years have elapsed since certain occurrences relating to the offence, or a pardon was granted or issued under the Criminal Records Act (Canada)).

Timmins’ Articles require that a director is not required to hold a share in the capital of Timmins.

TERM OF DIRECTORS

CGC	TIMMINS

The DGCL provides that directors of a Delaware corporation may, by the certificate of incorporation or by a by-law be divided into one, two or three classes.	The BCBCA is silent on classes of directors.

CGC’s directors are elected to one-year terms expiring at the next annual stockholders’ meeting following election. CGC’s articles of incorporation do not provide for staggered terms.	Under Timmins’ Articles, all directors cease to hold office immediately before the election or appointment of directors at any annual general meeting, but are eligible for re-election or re-appointment. Timmins’ Articles do not provide for staggered terms.

REMOVAL OF DIRECTORS

CGC	TIMMINS

The DGCL provides that unless otherwise provided in the certificate of incorporation or by-laws, and provided the board is not classified, a director or the entire board of directors of a Delaware corporation may be removed, with or without cause, by the affirmative vote of the holders of a majority of the outstanding shares then entitled to vote at an election of directors.	The BCBCA provides that a company may remove a director before the expiration of the director’s term of office: (i) by a special resolution; or (ii) if the articles provide that a director may be removed by a resolution of the shareholders entitled to vote at general meetings passed by less than a special majority or may be removed by some other method, by the resolution or method specified. Where the holders of any class or series of shares of a company have the exclusive right to elect or appoint one or more directors, a director so elected or appointed may only be removed by (i) a special separate resolution of those shareholders; or (ii) if the articles provide that such a director may be removed by a separate resolution of those shareholders passed by a majority of votes that is less than the majority of votes required to pass a special separate resolution or may be removed by some other method, by the resolution or method specified.

CGC’s by-laws provide that, any director of CGC may be removed with or without cause at any time by the affirmative vote of stockholders holding of record in the aggregate at least a majority of the outstanding shares of CGC at a special meeting of the stockholders called for that purpose, and may be removed for cause by action of the CGC board of directors.	Timmins’ Articles provide that directors may be removed before the expiration of his or her term by a special resolution of the shareholders. Under Timmins’ Articles, a special resolution requires the vote of two-thirds of the votes cast on such resolution. Further, Timmins’ Articles provide that its board of directors may remove any director before the expiration of his or her term of office if the director is convicted of an indictable offence, or if the director ceases to be qualified to act as a director of a company and does not promptly resign.

FILLING OF BOARD VACANCIES

CGC	TIMMINS

The DGCL provides that, unless otherwise provided in the certificate of incorporation or by-laws, vacancies and newly created directorships may be filled by a majority vote of the directors then in office, even if the number of directors then in office is less than a quorum.	The BCBCA provides that a vacancy among the directors may: (i) if the vacancy occurs as a result of the removal of a director, be filled (a) by the shareholders at the shareholders’ meeting, if any, at which the director is removed; or (b) if not filled in the manner contemplated by (a), by the shareholders or by the remaining directors; or (ii) in the case of a casual vacancy, be filled by the remaining directors.

CGC’s by-laws provide that any vacancy on the CGC board of directors occurring by reason of an increase in the number of directors, or by reason of the death, resignation, disqualification, removal (unless a vacancy created by the removal of a director by the stockholders shall be filled by the stockholders at the meeting at which the removal was effected) or inability to act of any director, or otherwise, shall be filled for the unexpired portion of the term by a majority vote of the remaining directors, though less than a quorum, at any regular meeting or special meeting of the CGC board of directors called for that purpose.	Timmins’ Articles provide that any casual vacancy occurring on the board of directors may be filled by the directors. Timmins’ Articles also provide that if Timmins has no directors or fewer directors in office than the number required under its Articles as the quorum of directors, the shareholders may elect or appoint directors to fill any vacancies on the board of directors. Timmins’ Articles also provide that, subject to restrictions on the number of additional directors so appointed, Timmins’ board of directors may, between annual general meetings or unanimous shareholder resolutions, appoint one or more additional directors.

BOARD QUORUM AND VOTING REQUIREMENTS

CGC	TIMMINS

Under the DGCL and CGC’s by-laws, the presence of a majority of the directors then in office constitutes a quorum, and the vote of a majority of the directors present at any meeting at which a quorum is present constitutes the act of the board.

Under Timmins’ Articles, the quorum necessary for the transaction of the business of the directors may be set by the directors and, if not so set, is deemed to be set at two directors or, if the number of directors is set at one, is deemed to be set at one director, and that director may constitute a meeting.

ANNUAL MEETINGS OF STOCKHOLDERS

CGC	TIMMINS

Under the DGCL, the annual meeting of a Delaware corporation’s stockholders may be held on such date, at such time and at such place as may be designated by the board of directors. Further, under the DGCL, if CGC does not hold an annual meeting to elect directors within the 13-month period following its last annual meeting, the Court of Chancery may summarily order a meeting to be held upon the application of any stockholder or director.	Under the BCBA, a company must hold an annual general meeting (i) for the first time, not more than 18 months after the date on which it was recognized, and (ii) after its first annual reference date, at least once in each calendar year and not more than 15 months after the annual reference date for the preceding calendar year.

Under CGC’s by-laws, the annual meeting of CGC stockholders is required to be held within six months after close of the fiscal year of CGC, which is fixed by the CGC board of directors from time to time, subject to applicable law, for the purpose of electing directors, and transacting such other business as may properly come before the meeting.	Under Timmins’ Articles, unless an annual general meeting is deferred or waived in accordance with the BCBCA, Timmins must hold its first annual general meeting within 18 months after the date on which it was incorporated and after that it must hold an annual general meeting at least once in each calendar year and not more than 15 months after the last annual reference date at such time and place as may be determined by the directors.

CGC’s by-laws provide that all meetings of stockholders shall be held at the principal office of CGC, or at such other places as shall be designated in the notices of waivers of notice of such meetings.	The BCBCA provides that a general meeting of Timmins must be either in British Columbia, or the location of the meeting otherwise (i) approved by an ordinary shareholder resolution; or (ii) approved in writing by the registrar before the meeting is held.

CGC’s by-laws provide that, except as otherwise provided by law, written notice of each meeting of stockholders, stating the time and place of the meeting, must be served not less than 10 or more than 50 days before the meeting, to each stockholder entitled to vote at the meeting.	Timmins’ Articles provide that notice must be sent of the date, time and location of any meeting of its shareholders to each shareholder entitled to attend the meeting, to each director and to the auditor of the company, at least 21 days before the meeting, so long as Timmins is a public company

SPECIAL MEETINGS OF STOCKHOLDERS

CGC	TIMMINS

The DGCL provides that special meetings may be called by the board of directors or by such person as may be authorized by the certificate of incorporation or by the by-laws.	Under the BCBCA, shareholders who hold at least 1/20 of the issued shares of the company that carry the right to vote at general meetings may requisition a general meeting for the purpose of transaction any business that may be transacted at a general meeting.

CGC’s by-laws provide that special meetings of CGC stockholders may be called at any time by the CGC board of directors or by the President or Chief Executive Officer, or as otherwise required under the provisions of the DGCL. Notice of a special meeting shall state the purpose or purposes for which the meeting is called, and shall indicate that it is being issued by, or at the direction of, the person or persons calling the meeting.	Timmins’ Articles provide that its directors may, whenever they think fit, call a meeting of the shareholders.

NOTICE OF STOCKHOLDER PROPOSALS
CGC	TIMMINS

The DGCL provides that stockholders may propose business for annual meetings if proper notice is given.

To be in proper written form, a stockholder’s notice to the secretary:

1. regarding any business other than nominations of persons for election to the CGC board of directors must set forth as to each matter such stockholder proposes to bring before the annual meeting (i) a brief description of the business desired to be brought before the meeting and the reasons for conducting such business at the meeting, (ii) the name and record address of such stockholder, (iii) the class or series and number of shares of capital stock of CGC which are owned beneficially or of record by such stockholder, (iv) a description of all arrangements or understandings between such stockholder and any other person or persons (including their names) in connection with the proposal of such business by such stockholder and any material interest of such stockholder in such business and (v) a representation that such stockholder intends to appear in person or by proxy at the meeting to bring such business before the meeting.

2. regarding nominations of persons for election to the CGC board of directors must set forth (a) as to each proposed nominee, (i) the name, age, business address and residence address of the nominee, (ii) the principal occupation or employment of the nominee, (iii) the class or series and number of shares of capital stock of CGC which are owned beneficially or of record by the nominee and (iv) any other information relating to the nominee that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for election of directors pursuant to Section 14 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules and regulations promulgated thereunder; and (b) as to the stockholder giving the notice, (i) the name and record address of such stockholder, (ii) the class or series and number of shares of capital stock of CGC which are owned beneficially or of record by such stockholder, (iii) a description of all arrangements or understandings between such stockholder and each proposed

Under the BCBCA, certain shareholders may propose business for annual general meetings if the proposal meets the requirements of the BCBCA and if proper notice is given.

Under the BCBCA, a shareholder proposal is valid if: (i) it is signed by the submitter and shareholders who, in the aggregate have at least 1/100 of the issued shares or whose shares have a fair market value in excess of the prescribed amount; (ii) the submitter has been a beneficial or registered shareholder of one or more shares for a period of at least two years; and (iii) the proposal is accompanied by certain declarations including the submitters name and mailing address, declaring the number and class of shares carrying the right to vote at general meetings owned by the signatory of such declaration, and the name of the registered holder of such shares; and (iv) the proposal and declarations are received by the company at least three months before the anniversary of the previous year’s annual reference date

Subject to certain exceptions, a company that receives a valid proposal must send, to all persons who are entitled to notice of the annual general meeting in relation to which the proposal is made, the text of the proposal, the names and mailing addresses of supports of the proposal, and the text of a statement made by the person submitting the proposal, if any, accompanying the proposal. The statement and proposal together must not exceed 1,000 words. In certain situations, a company need not process in a proposal, including if the proposal is not valid, if substantially the same proposal was submitted to shareholders relating to a general meeting held not more than the prescribed period before the receipt of the proposal, or if the proposal does not relate in a significant way to the business or affairs of the company.

nominee and any other person or persons (including their names) pursuant to which the nomination(s) are to be made by such stockholder, (iv) a representation that such stockholder intends to appear in person or by proxy at the meeting to nominate the persons named in its notice and (v) any other information relating to such stockholder that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for election of directors pursuant to Section 14 of the Exchange Act and the rules and regulations promulgated thereunder. Such notice must be accompanied by a written consent of each proposed nominee to being named as a nominee and to serve as a director if elected.

CGC’s by-laws provide that no business may be transacted at any meeting of stockholders, including the nomination or election of persons to the CGC board of directors, other than business that is either (a) specified in the notice of meeting (or any supplement thereto) given by or at the direction of the CGC board of directors (or any duly authorized committee thereof), (b) otherwise properly brought before the meeting by or at the direction of the CGC board of directors (or any duly authorized committee thereof) or (c) otherwise properly brought before the meeting by any stockholder of CGC (1) who is a stockholder of record on the date of the giving of the notice provided for in the by-laws and on the record date for the determination of stockholders entitled to vote at such meeting and (2) who complies with the notice procedures set forth in the by-laws.

To be timely, a stockholder’s notice to the Secretary must be delivered to or mailed and received at the principal executive offices of CGC not less than 90 days nor more than 120 days prior to the date of the meeting; provided, however, that in the event that public disclosure of the date of the meeting is first made less than 100 days prior to the date of the meeting, notice by the stockholder in order to be timely must be so received not later than the close of business on the tenth day following the day on which such public disclosure was made. To be in proper written form, a stockholder’s notice to the Secretary regarding any business other than nominations of persons for election to CGC’s board of directors must set forth: (i) a brief description of the business desired to be brought before the meeting and the reasons for conducting such business at the meeting, (ii) the name and record address of such stockholder,

Timmins’ Articles provide that if a meeting of shareholders is to consider special business, the notice of the meeting must: (i) state the general nature of the special business; and (ii) if the special business includes considering or approving or authorizing any document or the signing of or giving of effect to any document, have attached to it a copy of the document or state that a copy of the document will be available for inspection by shareholders at the Company’s records office or such other reasonably accessible location as is specified in the notice and during statutory business hours on specified day(s) before the meeting.

Special business is defined the Timmins’ Articles to include (i) at a meeting of shareholders that is not an annual general meeting, all business except business relating to the conduct of or voting at the meeting; and (ii) at an annual general meeting, all business is special business except matters in connection with the conduct of or voting at the meeting, considering Timmins’ financial statements, considering reports of the directors or auditor, setting or changing the number of directors, the election or appointment of directors, the appointment of an auditor, setting the remuneration of an auditor, business arising out of a report of the directors not requiring the passing of a special resolution or an exceptional resolution, and any other business which under the Articles or the BCBCA may be transacted at a meeting of shareholders without prior notice of the business being given to the shareholders

(iii) the class or series and number of shares of capital stock of CGC which are owned beneficially or of record by such stockholder, (iv) a description of all arrangements or understandings between such stockholder and any other person or persons (including their names) in connection with the proposal of such business by such stockholder and any material interest of such stockholder in such business and (v) a representation that such stockholder intends to appear in person or by proxy at the meeting to bring such business before the meeting.

STOCKHOLDER ACTION BY WRITTEN CONSENT

CGC	TIMMINS

The DGCL provides that, unless otherwise provided in a corporation’s certificate of incorporation, any action required or permitted to be taken at any annual or special meeting of stockholders may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted.	The BCBCA provides that a unanimous resolution passed by all of the shareholders entitled to vote at an annual general meeting may defer such meeting, consent to all of the business required to be transacted at such meeting or waive the holding of such meeting.

CGC’s certificate of incorporation is silent on stockholder action by written consent.	Timmins’ Articles provide that if all of the shareholders who are entitled to vote at an annual general meeting consent by a unanimous resolution under the BCBCA to all of the business that is required to be transacted at that general meeting, the annual general meeting is deemed to have been held on the date of the unanimous resolution.

AMENDMENTS TO GOVERNING DOCUMENTS

CGC	TIMMINS

Under the DGCL, amendments to a Delaware corporation’s certificate of incorporation must be approved by a resolution of the board of directors declaring the advisability of the amendment, and by the affirmative vote of a majority of the outstanding shares entitled to vote. If an amendment would increase or decrease the number of authorized shares of a class, increase or decrease the par value of the shares of a class or alter or change the powers, preferences or other special rights of a class of outstanding shares so as to affect the class adversely, then a majority of shares of the affected class also must approve the amendment, in addition to the majority of shares otherwise entitled to vote on the amendment. If any proposed amendment would alter or change the powers, preferences, or special rights of any series of a class so as to affect them adversely, but does not so affect the entire class, then only the shares of the series so affected by the amendment shall be considered a separate class for the purposes of the preceding sentence. The DGCL also permits a Delaware corporation to include a provision in its certificate of incorporation requiring a greater proportion of voting power to approve a specified amendment.

Under the BCBCA, the governing documents of a corporation include: (i) notice of articles, which among other things set out the name of the company, the names and addresses of the directors, the registered office of the company, and describe the authorized share structure of the company; and (ii) articles, which govern the management of the company and set out the rights and restrictions attached to each class and series of shares of the company.

Under the BCBCA, a company may only alter its notice of articles if it does so in the manner required or permitted by the BCBCA and if the company has been authorized by either a court order or the type of resolution specified in the BCBCA (or, if not specified by the BCBCA, the type of resolution specified by its articles, or if not specified by its articles, by a special resolution). However, a corporation may alter its notice of articles to reflect a duly authorized change to its articles without obtaining the authorization typically required for an alteration of the notice of articles.

Under the BCBCA, a company may resolve to alter its articles by the type of resolution specified in the BCBCA (or, if not specified by the BCBCA, the type of resolution specified by its articles, or if not specified by its articles, by a special resolution). A special resolution must be at least two-thirds and not more than three-quarters of the votes cast on a resolution.

CGC’s certificate of incorporation and by-laws are silent on the requirements to amend the certificate of incorporation.

Timmins’ Articles provide that Timmins may, by special resolution, authorize an alteration of its Notice of Articles in order to change its name or any transactions thereof.

Timmins’ Articles provide that if the BCBCA does not specify the type of resolution and its Articles do not specify another type of resolution, it may by special resolution alter its Articles. Under Timmins’ Articles, a special resolution requires the vote of two-thirds of the votes cast on such resolution.

In accordance with the DGCL, CGC’s certificate of incorporation provides that the board of directors has the power to make and to alter or amend the by-laws.

CGC’s by-laws also provides that the board of directors has the power to make, adopt, alter, amend and repeal the by-laws; provided, however, that the stockholders entitled to vote with respect thereto as provided in the by-laws may alter, amend or repeal by-laws made by the CGC board of directors, except that the CGC board of directors shall have no power to change the quorum for meetings of stockholders or of the board of directors, or to change any provisions of the by-laws with respect to the removal of directors or the filling of vacancies in the board resulting from the removal by the stockholders. If any by-law regulating an impending election of directors is adopted, amended or repealed by the CGC board of directors, there shall be set forth in the notice of the next meeting of stockholders for the election of directors, the by-law so adopted, amended or repealed, together with a concise statement of the changes made.

CGC’s by-laws provide that all by-laws of CGC may also be subject to alteration or repeal, and new by-laws may be made, by the affirmative vote of stockholders holding of record in the aggregate at least a majority of the outstanding shares entitled to vote in the election of directors at any annual or special meeting of stockholders, provided that the notice or waiver of notice of such meeting shall have summarized or set forth in full therein, the proposed amendment.

Corporations governed by the BCBCA do not have by-laws. Please see the discussion above, regarding amendments to Notice of Articles and Articles.

FIDUCIARY DUTIES

CGC	TIMMINS
Under the DGCL, the duty of care requires that directors act in an informed and deliberative manner and that they inform themselves, prior to making a business decision, of all material information reasonably available to them. In addition, directors have a duty of loyalty, which may be summarized as the duty to act in good faith, not out of self-interest and in a manner which the directors reasonably believe to be in the best interests of the stockholders pursuant to the “business judgment rule.”	The BCBCA requires that directors and officers act honestly and in good faith with a view to the best interests of the company, exercise the care, diligence and skill that a reasonably prudent individual would exercise in comparable circumstances, act in accordance with the BCBCA and its regulations, and subject to the above, act in accordance with the memorandum and articles of the company.

LIMITATION ON LIABILITY OF DIRECTORS

CGC	TIMMINS

Under the DGCL, a corporation has the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such proceeding, provided the person acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person’s conduct was unlawful.

The DGCL provides that a Delaware corporation must indemnify a director or officer against expenses (including attorneys’ fees) actually and reasonably incurred if such person successfully defends himself or herself in a proceeding to which such person was a party because he or she was a director or officer of the Delaware corporation. The DGCL further provides that a Delaware corporation may purchase and maintain insurance on behalf of any director, officer, employee or agent of the Delaware corporation against any liability asserted against such person and incurred by such person in any such capacity, whether or not the Delaware corporation would have the power to indemnify such person against such liability.

According to the BCBCA, no provision in a contract, the memorandum or the articles relieves a director or officer from: (i) the duty to act in accordance with the BCBCA or the regulations; or (ii) liability that by virtue of any enactment or rule of law or equity would otherwise attach to that director or officer in respect of any negligence, default, breach of duty or breach of trust of which the director or officer may be guilty in relation to the company.

A director is not liable under the BCBCA if the director relied, in good faith, on (a) financial statements of the company represented to the director by an officer of the company or in a written report of the auditor of the company to fairly reflect the financial position of the company; (b) a written report of a lawyer, accountant, engineer, appraiser or other person whose profession lends credibility to a statement made by that person; (c) a statement of fact represented to the director by an officer of the company to be correct; or (d) any record, information or representation that the court considers provides reasonable grounds for the actions of the director, whether or not: (i) the record was forged, fraudulently made or inaccurate; or (ii) the information or representation was fraudulently made or inaccurate.

A director is not liable under the BCBCA if the director did not know and could not reasonably have know that the act done by the director or authorized by the resolution voted for or consented to by the director was contrary to the BCBCA.

Under the BCBCA, a director may have a defense if he or she proves that he or she has complied with the duty to act honestly and in good faith with a view to the best interests of the company, and exercised the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

Under the BCBCA, a corporation may indemnify certain persons associated with the corporation against judgments, penalties or fines awarded or imposed in connection with certain proceedings where such persons, by reason of their being or having been a director or officer of the company, (i) is or may be joined as a party to such proceedings; or (ii) is or may be liable for or in respect of a judgment, penalty or fine in, or expenses related to, such proceedings. Proceedings is defined to include any legal proceeding or investigative action, whether current, threatened, pending or completed. A corporation may pay all expenses incurred by an officer or directly actually and reasonably incurred in respect of such proceeding after the final disposition of the proceeding, and a corporation must pay such expenses if the officer or director is wholly successful, on the merits or otherwise, or is substantially successful on the merits, in the outcome of the proceeding.

The BCBCA does not allow a company to indemnify a director or officer if, among other things, it is prohibited in doing so by its articles, if the director or officer did not act honestly and in good faith with a view to the best interests of the company, or if the director or officer did not have reasonable grounds for believing that his or her conduct in respect of which the proceeding was brought was lawful. A company cannot indemnify a director or officer in connection with a proceeding brought by or on behalf of the company. Despite any provision of the BCBCA, a court may, in certain situations, order a company to indemnify certain persons associated with the corporation.

Under CGC’s certificate of incorporation and by-laws, CGC shall indemnify to the fullest extent permitted by and in the manner permissible under the DGCL, as amended from time to time (but, in the case of any such amendment, only to the extent that such amendment permits CGC to provide broader indemnification rights than said law permitted CGC to provide prior to such amendment), any person made, or threatened to be made, a party to any threatened, pending or completed action, suit, or proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that such person (a) is or was a director or officer of CGC or any predecessor of CGC or (b) is or was a director or officer of CGC or any predecessor of CGC and served any other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise as a director, officer, partner, trustee, employee or agent at the request of CGC or any predecessor of CGC; provided, however, that CGC shall indemnify any such person seeking indemnification in connection with a proceeding (or part thereof) initiated by such person only if such proceeding (or part thereof) was authorized by the CGC board of directors.

Under CGC’s certificate of incorporation, directors shall not be personally liable to CGC or any stockholder for monetary damages for breach of fiduciary duty as a director, except (i) for any breach of the director’s duty of loyalty to CGC or its stockholders; (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) for unlawful payments of dividends or unlawful stock purchases or redemptions; or (iv) for any transaction from which the director derived an improper personal benefit. CGC’s certificate of incorporation also provides that the corporation shall indemnify all persons whom it may indemnify pursuant to s.145 of the DGCL or otherwise.

Timmins’ Articles provide that subject to the BCBCA, Timmins must indemnify a director, former director or alternate director and his or her heirs and legal personal representatives against all eligible penalties to which such person is or may be liable, and Timmins must, after the final disposition of an eligible proceeding, pay the expenses actually and reasonably incurred by such person in respect of that proceeding. Each director and alternate director is deemed to have contracted with Timmins on the terms of the indemnity provision (Article 21.2) contained in Timmins’ Articles. The Articles of Timmins also provide that Timmins may, subject to any restrictions in the BCBCA, indemnify any person.

In addition, Timmins’ Articles provide that the failure of a director, alternate direct or officer to comply with the BCBCA or Timmins’ Articles does not invalidate any indemnity to which he or she is entitled. Further, the Articles allow that Timmins may purchase and maintain insurance for the benefit of certain persons associated with the Timmins.

CGC’s by-laws further provide that the right to indemnification shall be a contract right and shall include the right to be paid by CGC the expenses incurred in defending any such proceeding in advance of its final disposition, such advances to be paid by CGC within twenty days after the receipt by CGC of a statement or statements from the claimant requesting such advance or advances from time to time; provided, however, that if the DGCL requires, the payment of such expenses incurred by a director or officer in his or her capacity as a director or officer (and not in any other capacity in which service was or is rendered by such person while a director or officer, including, without limitation, service to an employee benefit plan) in advance of the final disposition of a proceeding, shall be made only upon delivery to CGC of an undertaking by or on behalf of such director or officer to repay all amounts so advanced if it shall ultimately be determined that such director or officer is not entitled to be indemnified under CGC’s by-laws or otherwise.

ANTI-TAKEOVER PROVISIONS

CGC	TIMMINS

CGC is subject to Section 203 of the DGCL.

Under Section 203 of the DGCL, CGC is prohibited from engaging in a business combination with an interested stockholder (a person or group of affiliates owning at least 15% of the voting power of CGC) for a period of three years after such interested stockholder became an interested stockholder unless (a) before the stockholder became an interested stockholder, CGC’s board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder, (b) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of CGC outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned (i) by persons who are directors and also officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer, or (c) at or subsequent to the time the stockholder became an

The BCBCA does not contain a comparable provision to that found in the DGCL.

However, certain Canadian securities regulatory authorities, including those of Ontario and Quebec in Multilateral Instrument 61-101—Protection of Minority Security Holders in Special Transactions (“MI 61-101”), address related party transactions. In a related party transaction, an issuer acquires or transfers an asset or treasury securities, or assumes or transfers a liability, from or to a related party in one or any combination of transactions. A related party is defined in the policies to include directors, senior officers and holders of at least 10% of the issuer’s voting securities.

MI 61-101 requires detailed disclosure in the proxy material sent to security holders in connection with a related party transaction. In addition, subject to certain exceptions, the policies require the proxy material to include a formal valuation of the subject matter of the related party transaction and any non-cash consideration and a summary of the valuation. The policies also require that the shareholders of the issuer, other than the related party and its affiliates, separately approve the transaction.

interested stockholder the business combination is approved by the board of directors and authorized by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder at an annual or special meeting of the stockholders of CGC.

STOCKHOLDERS’ RIGHTS PLAN

CGC	TIMMINS

CGC does not have a stockholders’ rights plan.	Timmins does not have a stockholders’ rights plan.

DISSENTERS’ OR APPRAISAL RIGHTS

CGC	TIMMINS

Under the DGCL, a stockholder of a Delaware corporation generally has the right to dissent from a merger or consolidation in which the Delaware corporation is participating or a sale of all or substantially all of the assets of the Delaware corporation, subject to specified procedural requirements. The DGCL does not confer appraisal rights, however, if the Delaware corporation’s stock is either (a) listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or (b) held of record by more than 2,000 holders.

Even if a Delaware corporation’s stock meets the foregoing requirements (as CGC currently does), the DGCL provides that appraisal rights generally will be permitted if stockholders of the Delaware corporation are required to accept for their stock in any merger, consolidation or similar transaction anything except: (a) shares of the corporation surviving or resulting from the transaction, or depository receipts in respect thereof; (b) shares of any other corporation, or depository receipts in respect thereof, which shares (or depository receipts) are either listed on a national securities exchange or held of record by more than 2,000 holders; (c) cash in lieu of fractional shares or fractional depository receipts described in (a) and (b); or (d) any combination of the foregoing.

The BCBCA provides that a shareholder, whether or not the shareholder’s shares carry the right to vote, may exercise a right to dissent to certain actions of the corporation, and may require the corporation to purchase the shares held by such shareholder for an amount agreed between the corporation and such shareholder or an amount determined by a court. Dissent rights exist when there is a vote upon matters such as:

1. a resolution to alter the articles or alter restrictions on the power of the company or on the business it is permitted to carry on;

2. a resolution to adopt an amalgamation agreement;

3. a resolution to approve an amalgamation under Division 4 of Part 9 of the BCBCA;

4. a resolution to approve an arrangement, the terms of which permit dissent;

5. a resolution to authorize or ratify the sale, lease or other disposition of all or substantially all of the company’s undertaking;

6. a resolution to authorize the continuation of the company into a jurisdiction other than British Columbia;

7. any other resolution, if dissent is authorized by the resolution; and

8. any court order that permits dissent.

The BCBCA provides that beneficial owners of shares who wish to exercise their dissent rights with respect to their shares must dissent with respect to all of the shares beneficially owned by them, whether or not they are registered in their name

Under certain circumstances, under the BCBA a shareholder may, in addition to exercising dissent rights, seek an oppression remedy for any act or omission of a British Columbia corporation which is oppressive or unfairly prejudicial to a shareholder’s interest.

WHERE TO OBTAIN MORE INFORMATION

CGC files annual, quarterly and current reports and other information with the SEC. You may read and copy any reports, statements or other information that CGC files with the SEC at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information regarding the Public Reference Room. CGC’s public filings also are available to the public from commercial document retrieval services and may be obtained without charge at the SEC’s website at www.sec.gov. Timmins files reports, statements and other information with the Canadian provincial and territorial securities regulatory authorities. Timmins’ filings are also electronically available to the public from the Canadian System for Electronic Document Analysis and Retrieval, the Canadian equivalent of the SEC’s EDGAR system, at www.sedar.com.

Timmins has filed a registration statement on Form F-4 with the SEC to register the offer and sale of Timmins Shares to be issued in the Offer and the Proposed Merger. This prospectus/offer to exchange is a part of that registration statement. Timmins may also file amendments to such registration statement. In addition, on the same day it commences the Offer, Timmins will file with the SEC a Tender Offer Statement on Schedule TO under the Exchange Act, together with exhibits, to furnish certain information about the Offer, and Timmins will also file amendments to the Schedule TO to incorporate by reference any future filings by Timmins which are applicable. As allowed by SEC rules, this prospectus/offer to exchange does not contain all of the information in the registration statement or the exhibits to the registration statement. You may obtain copies of the registration statement on Form F-4 and, when it is filed, the Schedule TO (and any amendments to those documents) by contacting the information agent as directed on the back cover of this prospectus/offer to exchange.

The SEC allows Timmins to incorporate information into this prospectus/offer to exchange “by reference,” which means that Timmins can disclose important information to CGC stockholders by referring to another document or information filed separately with the SEC. The information incorporated by reference is deemed to be part of this prospectus/offer to exchange, except for any information amended or superseded by information contained in, or incorporated by reference into, this prospectus/offer to exchange. This prospectus/offer to exchange incorporates by reference the documents and information set forth below that CGC and Gammon have previously filed with the SEC. These documents contain important information about CGC and its business and financial condition.

CGC Filings:

•	Definitive Proxy Statement on Schedule 14A filed on December 14, 2009;

•

Pages F2-35 to F2-56 of the amended Registration Statement on Form S-4 filed on June 9, 2010 (containing the unaudited consolidated financial statements of Nayarit Gold for the three months ended December 31, 2009 and 2008, prepared in accordance with Canadian GAAP);

•

Current Report on Form 8-K/A filed on October 13, 2010 (except for the reports of Nayarit Gold’s independent public accountants contained in exhibit 99.2 thereto, which are not incorporated herein by reference because the consents of such independent public accountants have not yet been obtained, nor has exemptive relief under Rule 437 under the Securities Act been granted to Timmins by the SEC);

•

Annual Report on Form 10-K filed on October 14, 2010, for the year ended July 31, 2010 (except for the reports of CGC’s independent public accountants contained therein, which are not incorporated herein by reference because the consents of such independent public accountants have not yet been obtained, nor has exemptive relief under Rule 437 under the Securities Act been granted to Timmins by the SEC);

•	Amended Annual Report on Form 10-K/A filed on November 23, 2010, for the year ended July 31, 2010;

•	Quarterly Report on Form 10-Q filed on December 10, 2010, for the quarter ended October 31, 2010; and

•	All Current Reports on Form 8-K filed (but not furnished) with the SEC by CGC since the filing of its Annual Report on Form 10-K for the fiscal year ended July 31, 2010.

Gammon Filings:

•

Annex E to the amended Registration Statement on Form F-4 filed on December 13, 2010 (containing the unaudited consolidated financial statements of Nayarit Gold for the three and nine-month periods ended June 30, 2010 and 2009, prepared in accordance with Canadian GAAP and reconciled to US GAAP)

In addition, all documents filed by Timmins or CGC pursuant to Sections 13(a) or 15(d) of the Exchange Act and any documents furnished by Timmins to the SEC on Form 6-K (if so stated in any such Form 6-K) from the date of the initial filing of the registration statement that contains this prospectus/offer to exchange to the date that CGC Shares are accepted for payment or exchange pursuant to the Offer or the date that the Offer is terminated will also be deemed to be incorporated into this prospectus/offer to exchange and are deemed incorporated by reference into, and to be a part of, this prospectus/offer to exchange from the date of filing or furnishing of such documents. In addition, Timmins will file amendments to the Schedule TO to incorporate by reference into the Schedule TO any such future filing made by Timmins in connection with the Offer and the Proposed Merger.

Any statement contained in this prospectus/offer to exchange or in a document incorporated or deemed to be incorporated by reference in this prospectus/offer to exchange will be deemed to be modified or superseded for purposes of this prospectus/offer to exchange to the extent that a statement contained in this prospectus/offer to exchange or in any subsequently filed document that also is or is deemed to be incorporated by reference in this prospectus/offer to exchange modifies or supersedes that statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus/offer to exchange. The making of a modifying or superseding statement will not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

CGC stockholders may obtain any of these documents without charge upon written or oral request to the information agent at 501 Madison Avenue, 20th Floor, New York, NY 10022, banks and brokerage firms call 212-750-5833 or all others call toll-free at 877-800-5182, or from the SEC at the SEC’s website at www.sec.gov.

LEGAL MATTERS

Shearman & Sterling LLP is advising Timmins in connection with the Offer and will pass upon certain United States tax matters. Ogilvy Renault LLP will pass upon certain Canadian tax matters. The validity of the Timmins Shares offered by this prospectus/offer to exchange will be passed upon by Farris, Vaughan, Wills & Murphy LLP.

EXPERTS

Timmins’ consolidated financial statements as at March 31, 2010 and 2009 and for each of the years in the three-year period ended March 31, 2010, included in this prospectus, have been audited by Deloitte & Touche LLP, independent registered chartered accountants, as stated in their report (which report expresses an unqualified opinion on the financial statements and includes a separate report titled Comments by Independent Registered Chartered Accountants on Canada-United States of America Reporting Differences referring to changes in accounting principles and substantial doubt on Timmins’ ability to continue as a going concern) appearing herein and elsewhere in the registration statement. Such financial statements have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing. The consolidated financial statements of each of CGC (appearing in its Annual Report on Form 10-K for the year ended July 31, 2010) and Nayarit Gold (appearing in CGC’s Current Report on Form 8-K/A dated October 13, 2010) have been audited by independent registered public accounting firms. Although audit reports were issued with respect to each of CGC and Nayarit Gold’s financial statements and are included in CGC’s filings with the SEC, CGC and Nayarit Gold’s respective auditors have not permitted use of their reports in Timmins’ registration statement of which this prospectus/offer to exchange forms a part. Pursuant to Rule 439 under the Securities Act, Timmins and Offeror require the consent of each of CGC and Nayarit Gold’s independent auditors to incorporate their audit reports into this prospectus/offer to exchange by reference. Timmins is requesting and has, as of the date hereof, not received such consents from CGC or Nayarit Gold’s independent auditors. If Timmins receives such consents, Timmins and Offeror will promptly file them as exhibits to Timmins’ registration statement of which this prospectus/offer to exchange forms a part.

MISCELLANEOUS

The Offer is being made solely by this prospectus/offer to exchange and the accompanying letter of transmittal and is being made to holders of all outstanding CGC Shares. Timmins is not aware of any jurisdiction where the making of the Offer is prohibited by any administrative or judicial action under any valid state statute. If Timmins becomes aware of any valid state statute prohibiting the making of the Offer or the acceptance of CGC Shares under this prospectus/offer to exchange, Timmins will make a good faith effort to comply with any such state statute. If, after making a good faith effort, Timmins cannot comply with that state statute, the Offer will not be made to the holders of CGC Shares in that state. In any jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on Timmins behalf by one or more registered brokers or dealers licensed under the laws of that jurisdiction.

Timmins has not authorized any person to provide any information or to make any representation in connection with the Offer other than the information contained or incorporated by reference in this prospectus/offer to exchange, and if any person provides any information or makes any representation of this kind, that information or representation must not be relied upon as having been authorized by Timmins.

Neither the SEC nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus/offer to exchange. Any representation to the contrary is a criminal offense.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

TIMMINS GOLD CORP.

Report of Independent Registered Chartered Accountants

To the Board of Directors of Timmins Gold Corp.

We have audited the consolidated balance sheets of Timmins Gold Corp. as at March 31, 2010 and 2009 and the consolidated statements of operations and comprehensive loss, shareholders’ equity and cash flows for each of the three years in the period ended March 31, 2010. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). These standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at March 31, 2010 and 2009 and the results of its operations and its cash flows for each of the three years in the period ended March 31, 2010 in accordance with Canadian generally accepted accounting principles.

The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

/s/ Deloitte & Touche LLP

Independent Registered Chartered Accountants

Vancouver, Canada

July 29, 2010 (except as to Notes 16 and 17 which are as of December 24, 2010)

Comments by Independent Registered Chartered Accountant on Canada-United States of America Reporting Differences

The standards of the Public Company Accounting Oversight Board (United States) require the addition of an explanatory paragraph (following the opinion paragraph) when there are changes in accounting principles that have a material effect on the comparability of the Company’s financial statements, such as the change described in Note 2 to the financial statements. In addition the standards of the Public Company Accounting Oversight Board (United States) require the addition of an explanatory paragraph when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in Note 1 to the financial statements. Although we conducted our audits in accordance with both Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), our report to the Board of Directors dated July 29, 2010 (except as to Notes 16 and 17 which are as of December 24, 2010) is expressed in accordance with Canadian reporting standards which do not permit a reference to such changes in accounting principles or permit a reference to such conditions and events in the auditors’ report when these are adequately disclosed in the financial statements.

/s/ Deloitte & Touche LLP

Independent Registered Chartered Accountants

Vancouver, Canada

July 29, 2010 (except as to Notes 16 and 17 which are as of December 24, 2010)

TIMMINS GOLD CORP.

CONSOLIDATED BALANCE SHEETS

As at March 31

(in Canadian dollars)

	2010	2009
ASSETS
Current
Cash and cash equivalents	$2,694,825	$700,104
Accounts receivable (Note 3)	6,319,583	1,264,419
Inventory (Note 4)	6,420,154	—
Prepaid expenses	655,704	83,259
Due from related party (Note 7)	92,656	20,904

Total current assets	16,182,922	2,068,686
Equipment (Note 5)	24,397,467	19,217,085
Resource properties (Note 6)	41,698,893	31,559,088

Total assets	$82,279,282	$52,844,859

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Accounts payable and accrued liabilities	$4,403,822	$2,321,863
Vendor loan (Note 5)	1,758,120	4,742,780
Current portion of long-term debt (Note 10)	8,045,163	—

Total current liabilities	14,207,105	7,064,643
Future income tax (Note 11)	3,967,061	4,285,861
Long term debt (Note 10)	8,088,563	—
Other long term liabilities (Note 14d)	1,035,590	—
Asset retirement obligation (Note 9)	929,382	222,236

Total liabilities	28,227,701	11,572,740

Shareholders’ equity
Share capital (Note 8)	52,271,066	33,915,729
Convertible preference shares (Note 8)	13,586,780	13,586,780
Warrants (Note 8)	2,876,305	430,400
Contributed surplus	3,773,765	3,179,625
Deficit	(18,456,335)	(9,840,415)

Total shareholders’ equity	54,051,581	41,272,119

Total liabilities and shareholders’ equity	$82,279,282	$52,844,859

Nature and continuance of operations (Note 1)

Commitments and contingencies (Note 14)

Subsequent events (Note 17)

Approved by the Directors

“Bruce Bragagnolo”	Director	“Eugene Hodgson”	Director

The accompanying notes are an integral part of these consolidated financial statements.

TIMMINS GOLD CORP.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

For the Years Ended March 31

(in Canadian dollars, except for per share amounts)

	2010	2009	2008
EXPENSES
Accounting and audit	$195,915	$158,916	$125,511
Accretion of asset retirement obligation and debt	43,172	99,161	—
Amortization and depreciation	236,483	64,046	46,281
Corporate development and consulting	617,970	270,191	288,230
Directors’ fees	12,000	—	—
Investor relations	564,020	678,369	384,038
Insurance	29,346	27,098	—
Legal	196,055	90,440	127,985
Office and miscellaneous	332,805	148,515	131,118
Rent	49,647	46,408	43,258
Salaries and wages	1,094,463	674,747	500,727
Stock-based compensation (Note 8)	971,260	1,050,336	2,351,294
Telephone	31,652	42,578	38,542
Transfer and listing fees	71,459	36,895	87,592
Travel	236,422	142,262	151,093
Write off of equipment (Note 5)	3,343	—	—
Write-off of non-producing mineral property and related deferred exploration expenditures (Note 6 b and f)	1,903,176	203,331	1,264,182

	(6,589,188)	(3,733,293)	(5,539,851)
OTHER ITEMS
Interest expense	(249,894)	(242,250)	(206,715)
Financing expenses	(2,266,816)	—	—
Foreign exchange gain	1,098,791	214,170	269,282
Interest income	14,613	346,592	143,512
Loss on embedded derivatives	(623,426)	—	—

Net loss and comprehensive loss for the year	$(8,615,920)	$(3,414,781)	$(5,333,772)

Loss per share — basic and diluted	$(0.08)	$(0.05)	$(0.10)

Weighted average number of shares outstanding — basic and diluted	112,132,651	70,519,153	51,522,946

The accompanying notes are an integral part of these consolidated financial statements.

TIMMINS GOLD CORP.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years Ended March 31

(in Canadian dollars)

	2010	2009	2008
CASH FLOWS USED IN OPERATING ACTIVITIES
Loss for the year	$(8,615,920)	$(3,414,781)	$(5,333,772)
Items not affecting cash:
Accretion of asset retirement obligation and debt	43,172	99,161	—
Accretion of vendor loan	249,894	242,655	194,578
Amortization and depreciation	236,483	64,046	46,281
Cost of financing charged on warrants	(84,564)	—	—
Loss on embedded derivative	623,426	—	—
Stock-based compensation	971,260	1,050,336	2,351,294
Unrealized foreign exchange gain	(1,357,893)	(13,242)	—
Write-off of equipment	3,343	—	—
Write-off of mineral property and related deferred exploration expenditures	1,903,176	203,331	1,264,182
Changes in non-cash working capital items:
Accounts receivable	(4,865,618)	(70,372)	(431,180)
Inventory	(6,338,132)	(82,022)	—
Prepaid expenses	(572,445)	(19,786)	(52,473)
Accounts payable and accrued liabilities	2,081,959	217,755	275,969
Due from related parties	(71,752)	(4,151)	(87,287)

Cash flows used in operating activities	(15,793,611)	(1,727,070)	(1,772,408)

CASH FLOWS PROVIDED BY FINANCING ACTIVITIES
Shares issued for cash	19,623,374	21,800,000	16,427,735
Share issue costs	(944,688)	(1,087,286)	(567,162)
Long-term debt	15,967,500	—	—
Vendor loan repayments	(2,343,212)	—	—

Cash flows provided by financing activities	32,302,974	20,712,714	15,860,573

CASH FLOWS USED IN INVESTING ACTIVITIES
Purchase of equipment	(5,448,787)	(13,413,736)	(3,054)
Expenditures on resource properties	(9,065,855)	(7,342,846)	(11,749,118)

Cash flows used in investing activities	(14,514,642)	(20,756,582)	(11,752,172)

Increase (decrease) in cash and cash equivalents during the year	1,994,721	(1,770,938)	2,335,993
Cash and cash equivalents, beginning of year	700,104	2,471,042	135,049

Cash and cash equivalents, end of year	$2,694,825	$700,104	$2,471,042

Cash and cash equivalents comprised of:
Cash	$2,671,001	$522,793	$694,948
Cash equivalents	23,824	177,311	1,776,094

Total cash and cash equivalents	$2,694,825	$700,104	$2,471,042

Supplemental disclosure with respect to cash flows (Note 12)

The accompanying notes are an integral part of these consolidated financial statements

TIMMINS GOLD CORP.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(in Canadian dollars)

	Number of Common Shares	Amount	Number of Convertible Preference Shares	Amount	Warrants	Contributed Surplus	Deficit	Total Shareholders’ Equity
Balance, March 31, 2007	20,616,133	$3,530,082	—	$—	$—	$262,535	$(1,091,862)	$2,700,755
Issued:
Pursuant to private placement (Note 8b)	12,627,000	6,313,500	—	—	—	—	—	6,313,500
Pursuant to issue of agent’s corporate finance shares (Note 8b)	180,414	90,207	—	—	—	—	—	90,207
Pursuant to warrants exercised (Notes 8a and b)	14,907,407	8,732,585	—	—	—	—	—	8,732,585
Pursuant to options exercised (Note 8c)	437,500	158,750	—	—	—	—	—	158,750
Pursuant to agent’s and broker’s warrants exercised (Notes 8a and b)	2,287,000	1,222,900	—	—	—	—	—	1,222,900
Pursuant to property acquisitions (Note 8d)	10,500,000	7,345,000	—	—	—	—	—	7,345,000
Share issue costs (Notes 8a and b)	—	(804,394)	—	—	147,025	—	—	(657,369)
Fair value on stock options and agent’s warrants exercised (Notes 8a, b and c)	—	495,790	—	—	—	(495,790)	—	—
Stock-based compensation (Note 8)	—	—	—	—	—	2,351,294	—	2,351,294
Net loss	—	—	—	—	—	—	(5,333,772)	(5,333,772)

Balance, March 31, 2008	61,555,454	27,084,420	—	—	147,025	2,118,039	(6,425,634)	22,923,850

Issued:
Pursuant to private placement (Note 8e)	4,000,000	5,000,000	11,000,000	14,300,000	—	—	—	19,300,000
Pursuant to private placement (Note 8g)	6,250,000	2,201,750	—	—	298,250	—	—	2,500,000
Stock cancellation (Note 8f)	(75,000)	(11,250)	—	—	—	11,250	—	—
Share issue costs (Notes 8e and g)	—	(359,191)	—	(713,220)	(14,875)	—	—	(1,087,286)
Stock-based compensation (Note 8)	—	—	—	—	—	1,050,336	—	1,050,336
Net loss	—	—	—	—	—	—	(3,414,781)	(3,414,781)

Balance, March 31, 2009 (carried forward)	71,730,454	33,915,729	11,000,000	13,586,780	430,400	3,179,625	(9,840,415)	41,272,119

TIMMINS GOLD CORP.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(in Canadian dollars)

	Number of Common Shares	Amount	Number of Convertible Preference Shares	Amount	Warrants	Contributed Surplus	Deficit	Total Shareholders’ Equity
Balance, March 31, 2009 (brought forward)	71,730,454	$33,915,729	11,000,000	$13,586,780	$430,400	$3,179,625	$(9,840,415)	$41,272,119
Issued:
Pursuant to private placement (Note 8h)	5,989,500	2,021,008	—	—	374,792	—	—	2,395,800
Pursuant to private placement (Note 8i)	25,873,060	8,359,450	—	—	1,989,774	—	—	10,349,224
Pursuant to exercised options (Note 8j)	775,000	833,370	—	—	—	(377,120)	—	456,250
Pursuant to exercised warrants (Note 8k)	10,703,500	7,764,026	—	—	(1,341,926)	—	—	6,422,100
Share issue costs (Notes 8h and i)	—	(769,542)	—	—	(175,146)	—	—	(944,688)
Warrants issued on financing (Note 10)	—	—	—	—	1,745,436	—	—	1,745,436
Reclassification of warrants exercised in prior years	—	147,025	—	—	(147,025)	—	—	—
Stock-based compensation (Note 8)	—	—	—	—	—	971,260	—	971,260
Net loss	—	—	—	—	—	—	(8,615,920)	(8,615,920)

Balance, March 31, 2010	115,071,514	$52,271,066	11,000,000	$13,586,780	$2,876,305	$3,773,765	$(18,456,335)	$54,051,581

The accompanying notes are an integral part of these consolidated financial statements.

TIMMINS GOLD CORP.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2010

(in Canadian dollars, except for number of options and share amounts)

1.	NATURE AND CONTINUANCE OF OPERATIONS

Timmins Gold Corp. (the “Company”) was incorporated on March 17, 2005 under the laws of the Province of British Columbia. The Company is in the business of acquiring, exploring and developing and operating mineral resource properties in Mexico, through its wholly-owned subsidiaries, Timmins Goldcorp Mexico, S.A. de C.V and Molimentales del Noroeste, S.A. de C.V. (“MdN”) ( collectively the “Subsidiary”). MdN owns the San Francisco Mine which was placed into commercial production on April 1, 2010. The Company is listed for trading on the TSX Venture Exchange (“Exchange”). The recovery of the Company’s investment in its resource properties is dependent upon sale of mineral products produced from these properties, the possible sale of any of its resource properties and the ability to raise sufficient capital to continue to explore, develop and operate these properties at a profit.

These consolidated financial statements have been prepared assuming the Company will continue on a going-concern basis. The Company has incurred losses since inception and the ability of the Company to continue as a going-concern depends upon its ability to achieve profitable operations or to continue to raise adequate financing. These factors raise substantial doubt regarding the Company’s ability to continue as a going concern. As at March 31, 2010, the Company had working capital of $1,975,817. It is important for the San Francisco Mine to attain positive cash flows to assure continuation of the Company’s operations and exploration programs. There can be no assurance that this will occur and if the Company does not achieve this, the net realizable value of the Company’s net assets may be materially less than the amounts recorded in these financial statements.

2.	SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The consolidated financial statements of the Company are prepared by management in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) and, except as described in Note 16, conform in all material respects with accounting principles generally accepted in the United States (“U.S. GAAP”) and are reported in Canadian dollars. The principal accounting policies followed by the Company, which have been consistently applied, are summarized as follows:

Principles of consolidation

The financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant inter-company balances and transactions have been eliminated on consolidation.

Use of estimates

The preparation of financial statements in accordance with Canadian GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the year. Actual results could differ from these estimates. Significant areas that involve estimates by management include valuation of stock based compensation, valuation of resource properties, valuation and accretion of asset retirement obligations, the amortization of equipment, valuation of inventories, valuation of accrued liabilities, valuation of the embedded derivative related to the gold loan, commencement of commercial operations and valuation allowance of future income tax assets.

TIMMINS GOLD CORP.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2010

(in Canadian dollars, except for number of options and share amounts)

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Cash and cash equivalents

Cash equivalents are highly liquid investments, such as term deposits with major financial institutions, having a maturity of three months or less at acquisition, that are readily convertible to contracted amounts of cash.

Equipment

Equipment is recorded at cost less accumulated amortization. Amortization is provided annually over the estimated useful life of the asset using the following methods:

Computer equipment	30% declining balance method
Leasehold improvements	20% straight line method
Office furniture and equipment	10% – 20% declining balance method
Vehicles	25% declining balance method
Mine equipment and buildings	Units of production method
Machinery and equipment	Units of production method

The costs of mine equipment and buildings with an estimated life exceeding that of the mine will be amortized based on the units of production method when production commences. The costs will be amortized on units of production basis over proven and probable reserves and a portion of resources that management expects to become reserves in the future.

Inventories

The Company’s inventories consist primarily of gold in process, and materials and supplies. Inventories are valued at the lower of cost and net realizable value. In-process inventories consist of costs that are incurred in the process of converting mineralized ore into dore and include ore in leach pads and ore in the gold recovery plant. These inventories are valued at the lower of cost and net realizable value after consideration of additional processing, refining and transportation costs. Materials and supplies inventory is valued at the lower of average cost and net realizable value.

Income taxes

Future income taxes are recorded using the asset and liability method. Using this method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. The Company provides a valuation allowance against those assets to the extent that it does not consider it more likely than not they will be recovered. Future tax assets and liabilities are measured using the enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that substantive enactment occurs.

TIMMINS GOLD CORP.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2010

(in Canadian dollars, except for number of options and share amounts)

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Impairment of long-lived assets

An impairment loss is recognized for long-lived assets including resource properties, and equipment, when events or changes in circumstances cause its carrying value to exceed the total undiscounted future cash flows expected from its use and eventual disposition. The impairment loss is calculated by deducting the fair value of the asset from its carrying value.

Foreign currency translation

The Subsidiary’s financial statements were prepared in Mexican pesos, and have been translated into Canadian dollars using the temporal method. Any conversion differences have been reported as exchange gains or losses in the statement of operations. The temporal method involves translating assets, liabilities, revenues and expenses in a manner that retains their basis of measurement in terms of the Canadian dollar, the parent company’s reporting currency. Under this method:

i)	Monetary items are translated at the exchange rate in effect at the balance sheet date;

ii)	Non-monetary items, principally the resource properties, are translated at historical exchange rates; and

iii)	Revenue and expenses are translated at the average rates of exchange during the period, other than depletion and amortization which are translated at historical rates.

Interest capitalization

Interest has been capitalized at the rate of interest applicable to the specific borrowings financing the assets under construction, or, where financed through general borrowings, at a capitalization rate representing the average interest rate on such borrowings.

Loss per share

Basic loss per share is calculated using the weighted average number of shares outstanding during the year. The Company uses the treasury stock method to compute the dilutive effect of options and warrants. Under this method, the dilutive effect on loss per share is recognized on the use of the proceeds that could be obtained upon the exercise of options and warrants. It assumes that the proceeds would be used to purchase common shares at the average market price during the year. For the years ended March 31, 2010 and 2009, diluted loss per share is the same as basic loss per share as the Company has a loss each year, and any potential dilutive shares would be anti-dilutive.

Resource properties

The Company capitalizes the cost of acquiring, maintaining, exploring and developing mineral properties until such time as the properties are placed into production, abandoned, sold or considered to be impaired in value. Costs of producing properties will be amortized on a unit of production basis and the costs of abandoned properties are written-off in the period in which that decision is made by management. Proceeds received on the sale of interests in mineral properties will be credited to the carrying value of the mineral properties, with any excess included in operations. Write-offs due to impairment in value are charged to operations.

TIMMINS GOLD CORP.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2010

(in Canadian dollars, except for number of options and share amounts)

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

The Company is in the process of exploring and developing many of its mineral properties and has not yet determined the amount of reserves available. Management reviews the carrying value of mineral properties on a periodic basis and will recognize impairment in value based upon current exploration results, the prospect of further work being carried out by the Company, the assessment of future probability of profitable revenues from the property, or from the sale of the property. Amounts shown for properties represent costs incurred net of write-offs and recoveries.

On April 1, 2010 the Company concluded that the San Francisco Mine had achieved a rate of production sufficient for it to be classified as being in commercial production.

Revenue recognition

Revenue will be earned primarily from the sale of refined metal or ore containing gold and silver. Revenue is recognized when the ore or refined metal is delivered to the purchaser pursuant to a purchase agreement that fixes the quantity and price of the metal sold and title has transferred. During the commissioning period proceeds from the sale of gold and silver are applied as a reduction to the construction and commissioning costs.

Stock-based compensation

The Company accounts for options granted under its stock option plan using the fair value based method of accounting. Accordingly, the fair value of the options at the date of the grant is charged to operations, with an offsetting credit to contributed surplus, on a straight-line basis over the vesting period. If and when the stock options are ultimately exercised, the applicable amounts of contributed surplus are transferred to share capital.

Financial instruments and comprehensive loss

The Company designated its cash and cash equivalents as held-for-trading, which are measured at fair value. Accounts receivable are classified as loans and receivables, which are measured at amortized cost using the effective interest method. Accounts payable, the vendor loan, and the gold loan are classified as other financial liabilities. The Company had neither available-for-sale, nor held-to-maturity instruments during the years ended March 31, 2010 and 2009. The gold loan is amortized using the effective interest method and it contains an embedded derivative within it which is carried at fair value and at each reporting period the Company will revalue the embedded derivative and any gains or losses will be charged to earnings.

Although the Company has not yet done so, it may enter into foreign exchange contracts to manage its exposure to fluctuations in the exchange rates of the Canadian and United States dollars and the Mexican peso. These contracts, if in existence, will be marked to market and recognized in the consolidated financial statements at their fair value.

Transaction costs directly attributable to the acquisition or issue of financial instruments are recognized in net income (loss) in the period incurred.

TIMMINS GOLD CORP.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2010

(in Canadian dollars, except for number of options and share amounts)

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Asset retirement obligations

The Company recognizes contractual, statutory and legal obligations associated with the retirement of mining properties when those obligations result from the acquisition, construction, development or normal operation of the assets. Initially, a liability for asset retirement obligations is recognized at its fair value in the period in which it is incurred. Upon initial recognition of the liability, the corresponding asset retirement cost is added to the carrying amount of that asset and the cost will be amortized as an expense over the economic life of the related asset, once production of that asset commences. Following the initial recognition of the asset retirement obligation, the carrying amount of the liability is increased for the passage of time and adjusted for changes to the amount or timing of the underlying cash flows to settle the obligation.

Changes in accounting policies

a)	Goodwill and Intangible Assets

CICA section 3064 replaces the former CICA 3062, Goodwill and Other Intangible Assets, and establishes standards for the recognition, measurement and disclosure of goodwill and intangible assets. CICA 3064 is effective for interim and annual financial statements for years beginning on or after January 1, 2009. The Company adopted this section effective April 1, 2009. There was no material change to the results of operations or financial position of the Company.

b)	Credit Risk and the Fair Value of Financial Assets and Financial Liabilities

In January 2009 the CICA issued EIC-173, Credit Risk and the Fair Value of Financial Assets and Financial Liabilities, which requires the Company to consider its own credit risk as well as the credit risk of its counterparty when determining the fair value of financial assets and liabilities, including derivative instruments. The accounting treatments provided in EIC-173 have been applied in the preparation of these financial statements and have been applied retrospectively without restatement of prior periods. The adoption of this standard did not have a material impact on the valuation of financial assets or liabilities.

c)	Mining Exploration Costs

In March 2009 the CICA issued EIC-174, Mining Exploration Costs, which provides guidance to mining enterprises related to the measurement of exploration costs and the conditions that a mining enterprise should consider when determining the need to perform an impairment review of such costs. The accounting treatment provided in EIC-174 have been applied in the preparation of these financial statements and did not have an impact on the valuation of exploration assets.

d)	Financial Instruments—Disclosure

In June 2009, the CICA amended Section 3862, Financial Instruments-Disclosures, to include enhanced disclosures on the liquidity risk of financial instruments and new disclosures on fair value measurements of financial instruments. The amendments are effective for annual financial statements

TIMMINS GOLD CORP.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2010

(in Canadian dollars, except for number of options and share amounts)

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

for fiscal years ending after March 31, 2010, with early adoption permitted. The Company has applied these amendments to its 2010 annual consolidated financial statements. There was no material change to the results of operations or financial position of the Company.

e)	Financial Instruments—Recognition and Measurement

In August 2009, the CICA amended Section 3855, Financial Instruments—Recognition and Measurement. This Section has been amended to add guidance concerning the assessment of embedded derivatives upon reclassification of a financial asset out of the held-for-trading category. These amendments apply to reclassifications made on or after July 1, 2009. Earlier adoption is permitted. Also, this Section has been amended to:

•	change the categories into which a debt instrument is required or permitted to be classified;

•	change the impairment model for held-to-maturity financial assets to the incurred credit loss model of impaired loans, Section 3025; and

•	require reversal of previously recognized impairment losses on available-for sale financial assets in specified circumstances.

The Company has applied these amendments to its 2010 annual consolidated financial statements. There was no material change to the results of operations or financial position of the Company.

New accounting pronouncements

CICA has issued new standards which may affect the financial disclosures and results of operations of the Company. The Company will adopt the requirements on the date specified in each respective section and is considering the impact this will have on the consolidated financial statements.

a)	Business combinations, consolidated financial statements and non-controlling interests

CICA sections 1582, 1601 and 1602 replace the former CICA 1581, Business Combinations, and CICA 1600, Consolidated Financial Statements, and establish a new section for accounting for a non-controlling interest in a subsidiary. CICA 1582 is effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011. CICA 1601 and CICA 1602 apply to interim and annual consolidated financial statements relating to years beginning on or after January 1, 2011.

b)	Comprehensive revaluation of assets and liabilities

In August 2009, the CICA amended Section 1625, Comprehensive Revaluation of Assets and Liabilities. This section has been amended as a result of issuing Business Combinations, Section 1582, Consolidated Financial Statements, Section 1601, and Non-Controlling Interests, Section 1602, in January 2009. The amendments apply prospectively to comprehensive revaluations of assets and liabilities occurring in fiscal years beginning on or after January 1, 2011. Earlier adoption is permitted as of the beginning of a fiscal year. If the Company adopts this section for a fiscal year beginning before January 1, 2011, it also adopts Section 1582. The adoption of this standard is not expected to have a material impact on the Company’s results of operations or its financial position.

TIMMINS GOLD CORP.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2010

(in Canadian dollars, except for number of options and share amounts)

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

c)	International Financial Reporting Standards (“IFRS”)

In February 2008, the Canadian Accounting Standards Board confirmed that publicly accountable enterprises will be required to adopt IFRS for fiscal years beginning on or after January 1, 2011, with earlier adoption permitted. Accordingly, the conversion to IFRS will be applicable to the Company’s reporting no later than in the first quarter of the fiscal year beginning April 1, 2011, with restatement of comparative information presented.

3.	ACCOUNTS RECEIVABLE

	2010	2009
Accounts receivable- Gold sales	$2,525,135	$—
Taxes receivable	3,458,079	1,213,000
Other	336,369	51,419

	$6,319,583	$1,264,419

Taxes receivable are value added tax payments made by the Company, which in Mexico, are refundable.

4.	INVENTORY

The major components of the Company’s inventory accounts at March 31, 2010 and 2009 are as follows:

	2010	2009
Gold in-process	$4,056,326	$—
Materials and supplies	2,363,828	—

	$6,420,154	$—

5.	EQUIPMENT

	2010			2009
	Cost	Accumulated Amortization	Net Book Value	Cost	Accumulated Amortization	Net Book Value
Computer equipment	$249,097	$105,932	$143,165	$166,738	$49,655	$117,083
Machinery and equipment	19,784,186	29,931	19,754,255	14,887,457	7,830	14,879,627
Leasehold improvements	8,259	5,781	2,478	8,259	4,130	4,129
Other	—	—	—	82,022	—	82,022
Mine equipment and buildings	3,794,602	—	3,794,602	3,764,088	—	3,764,088
Office furniture and equipment	325,595	49,894	275,701	166,177	28,660	137,517
Vehicles	598,743	171,477	427,266	322,320	89,701	232,619

	$24,760,482	$363,015	$24,397,467	$19,397,061	$179,976	$19,217,085

TIMMINS GOLD CORP.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2010

(in Canadian dollars, except for number of options and share amounts)

5.	EQUIPMENT (continued)

Under the San Francisco Property Acquisition Agreement, the Company was required to purchase certain mine equipment and buildings from the vendor for US $4,025,000 (or $4,237,200). Originally, payment for the mine equipment and buildings was to be made at any time prior to March 11, 2010, without interest. As a result, the full acquisition price of the US dollar denominated debt has been discounted at an annualized rate of 6.775% to reflect the implied interest rate, resulting in an interest charge of $249,894 (2009 – $242,655; 2008-$194,578). The final payment on this obligation in the amount of US $1,730,774 (or $1,758,120) is expected to be paid by December 2010.

Mine equipment and buildings, and a portion of the machinery and equipment, were not amortized during the period as they have not been put into use as commissioning of the mine had not been completed. A total of $53,443 (2009 – $52,711; 2008 – $nil) of amortization expenses was allocated to development expenditures on the San Francisco Property. This amortization was related to machinery and equipment, and vehicles. During the year, the Company wrote off computer equipment with a cost of $20,401 and had a net book value of $3,343.

TIMMINS GOLD CORP.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2010

(in Canadian dollars, except for number of options and share amounts)

6.	RESOURCE PROPERTIES

	2008	Additions	2009	Additions	2010
San Francisco Property (Note 6a)
Acquisition cost	$18,456,487	$(95,460)	$18,361,027	$3,030,569	$21,391,596
Claim staking	39,442	1,242	40,684	431	41,115
Mining taxes and assessments	327,841	26,532	354,373	70,281	424,654
Surface rights	135,534	—	135,534	—	135,534

Total acquisition and holding costs	18,959,304	(67,686)	18,891,618	3,101,281	21,992,899

Administration	2,836	—	2,836	—	2,836
Assays	228,579	102,059	330,638	9,310	339,948
Camp and field costs	54,422	35,147	89,569	32,864	122,433
Communication	13,531	—	13,531	—	13,531
Drilling	1,456,749	146,186	1,602,935	1,054,802	2,657,737
Engineering and feasibility	52,441	60,569	113,010	33,152	146,162
Development expenditures	991,993	2,702,823	3,694,816	5,821,768	9,516,584
Field work and geological consulting	886,608	748	887,356	87,516	974,872
Geophysics and metallurgy	77,638	1,848	79,486	19,040	98,526
Legal and filing fees	311,821	3,316	315,137	—	315,137
Miscellaneous exploration expenses	272,960	153,524	426,484	172,314	598,798
Pre-feasibility expenses	315,846	37,969	353,815	—	353,815
Property investigation	11,216	—	11,216	8,576	19,792
Reports, drafting and maps	15,541	5,282	20,823	3,260	24,083
Travel and accommodation	124,982	88,709	213,691	17,641	231,332
Salaries and consulting fees	672,486	843,941	1,516,427	622,769	2,139,196

Deferred exploration costs	5,489,649	4,182,121	9,671,770	7,883,012	17,554,782

Total acquisition and exploration costs	24,448,953	4,114,435	28,563,388	10,984,293	39,547,681

Tequila Property (Note 6b)
Acquisition cost	104,081	74,888	178,969	249,411	428,380
Assaying	21,214	90,068	111,282	—	111,282
Camp and field costs	14,874	14,662	29,536	890	30,426
Drafting and reporting	779	2,484	3,263	—	3,263
Drilling	89,378	459,208	548,586	—	548,586
Mining taxes	3,033	1,026	4,059	4,324	8,383
Miscellaneous exploration expenses	126,548	77,698	204,246	—	204,246
Pre-feasibility expenses	—	6,120	6,120	—	6,120
Salaries and consulting fees	181,288	196,022	377,310	64,543	441,853
Travel	10,954	6,796	17,750	—	17,750
Trenching and road work	64,875	38,012	102,887	—	102,887
Write-off of acquisition costs and accumulated exploration expenses	—	—	—	(1,903,176)	(1,903,176)

Total acquisition and exploration costs	617,024	966,984	1,584,008	(1,584,008)	—

TIMMINS GOLD CORP.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2010

(in Canadian dollars, except for number of options and share amounts)

6.	RESOURCE PROPERTIES (continued)

	2008	Additions	2009	Additions	2010
El Capomo Property (Note 6c)
Assaying	5,031	9,261	14,292	—	14,292
Claim staking	18,512	—	18,512	—	18,512
Camp and accommodation	6,885	4,579	11,464	—	11,464
Drafting and reporting	455	65	520	—	520
Geophysics and metallurgy	—	—	—	2,169	2,169
Mining taxes	28,999	25,903	54,902	70,595	125,497
Miscellaneous exploration expenses	21,167	5,576	26,743	—	26,743
Salaries and consulting fees	104,038	81,673	185,711	26,222	211,933
Travel	1,400	—	1,400	213	1,613

Total acquisition and exploration costs	186,487	127,057	313,544	99,199	412,743

Cocula Property (Note 6d)
Acquisition cost	99,712	46,603	146,315	197,384	343,699
Assay	1,132	153,057	154,189	—	154,189
Camp and accommodation	2,770	13,876	16,646	4,869	21,515
Drafting and reporting	482	478	960	183	1,143
Drilling	—	121,559	121,559	—	121,559
Field work and geological consulting	—	6,121	6,121	—	6,121
Geophysics and metallurgy	—	8,476	8,476	1,433	9,909
Mining taxes	26,117	4,616	30,733	4,269	35,098
Miscellaneous exploration expenses	12,609	29,551	42,160	3,730	45,794
Salaries and consulting fees	75,194	228,932	304,126	65,696	369,822
Travel	577	3,824	4,401	379	4,780
Trenching and road work	—	21,004	21,004	—	21,004

Total acquisition and exploration costs	218,593	638,097	856,690	277,943	1,134,633

El Picacho Property (Note 6e)
Acquisition cost	15,153	30,969	46,122	30,161	76,283
Assay	—	11,728	11,728	—	11,728
Camp and accommodation	—	139	139	36	175
Geophysics and metallurgy	—	—	—	160	160
Mining taxes	5,033	31,885	36,918	17,557	54,475
Miscellaneous exploration expenses	—	1,234	1,234	106	1,340
Salaries and consulting fees	—	20,267	20,267	10,202	30,469

Total acquisition and exploration costs	20,186	96,222	116,408	58,222	174,630

TIMMINS GOLD CORP.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2010

(in Canadian dollars, except for number of options and share amounts)

6.	RESOURCE PROPERTIES (continued)

	2008	Additions	2009	Additions	2010
Other Properties (Note g)
Claim staking	1,294	8,439	9,733	—	9,733
Camp and accommodation	—	1,872	1,872	7,908	9,780
Drafting and reporting	—	—	—	496	496
Engineering and feasibility	—	—	—	5,624	5,624
Exploration expenses	3,813	(619)	3,194	18,833	22,027
Geophysics and metallurgy	—	—	—	28,495	28,495
Mining taxes	18,572	30,843	49,415	85,539	134,954
Salaries and consulting fees	7,865	51,315	59,180	153,083	212,263
Travel	—	1,656	1,656	4,178	5,834

Total acquisition and exploration costs	31,544	93,506	125,050	304,156	429,206

Total property expenditures	$25,522,787	$6,036,301	$31,559,088	$10,139,805	$41,698,893

a)	San Francisco Property

The Company has title to the Timmins and Timmins II concessions and the Timmins III fraction 1 and 2. These concessions are located in Santa Ana, Sonora, Mexico and are included in the San Francisco Property.

b)	Tequila Property

On June 19, 2007, the Company entered into an option agreement to acquire a 100% interest in the Tequila property located in Jalisco, Mexico. The terms of the agreement, amended on December 11, 2008, required the Company to pay a total of US$2,000,000 over 42 months.

Prior to year end, the Company decided to terminate further work on the Tequila property and the agreement has been cancelled. All expenditures on this property were written off in the current year.

c)	El Capomo Property

The Company has acquired the mineral rights to four claim blocks by staking the Capomo Property in Nayarit, Mexico.

d)	Cocula Property

On July 18, 2007, the Company finalized the option agreement to acquire the Cocula Property in Jalisco, Mexico. The terms of the option agreement require the Company to pay a total of US$1,500,000 over four years, as follows:

US$50,000 on signing the option agreement (paid);

US$50,000 on or before January 18, 2008 (paid)

US$50,000 on or before July 18, 2008 (paid);

US$75,000 on or before June 15, 2009 (paid);

TIMMINS GOLD CORP.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2010

(in Canadian dollars, except for number of options and share amounts)

6.	RESOURCE PROPERTIES (continued)

US$75,000 on or before September 15, 2009 (paid);

US$123,437 was paid in July 2010, and US $26,563 is due in September 2010; and

US$1,050,000 on or before July 18, 2011.

e)	El Picacho Property

On December 11, 2007, the Company entered into an exploration agreement with the option to acquire a 100% interest in the 11 mining properties that comprise the Picacho Project in Sonora, Mexico. The agreement requires the Company to pay the vendor a total of US$1,500,000 over four years, as follows:

US$15,000 on signing the option agreement (paid);

US$15,000 on June 11, 2008 (paid);

US$15,000 on December 11, 2008 (paid);

US$15,000 on June 11, 2009 (paid);

US$15,000 on December 11, 2009 (paid);

US$15,000 on June 11, 2010 (paid);

US$15,000 on December 11; 2010, and

US$1,395,000 on December 11, 2011.

The vendor will retain a 1.5% net smelter return interest, which is limited to US$1,500,000. The vendor is obligated to sell or transfer to the Company his right to the royalty at any time, upon the Company’s request, for which the Company will pay US$500,000 for every half per cent (0.50%), to a maximum of US$1,500,000.

The Company has also staked an additional 6,500 hectares encompassing the claims and now controls over 7,200 hectares in the Picacho area.

f)	Las Coloradas Property

Subsequent to March 31, 2008, the Company decided to abandon the Las Coloradas property which has resulted in expenditures of $1,264,182 on this property being written-off in that financial year. Expenditures of $203,331 were incurred in the 2009 year and have also been written off.

g)	Other Properties

The Company has received title to the Santa Maria del Oro claim in Jalisco, and the Patricia and Norma concessions in the Municipality of Trincheras, Sonora, Mexico.

TIMMINS GOLD CORP.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2010

(in Canadian dollars, except for number of options and share amounts)

7.	RELATED PARTY TRANSACTIONS

During the year ended March 31, 2010, the Company entered into the following transactions with related parties:

a)	The Company incurred $190,685 (2009 – $30,657; 2008–$252,948) of consulting fees, including geological consulting and $165,000 (2009 – $nil ; 2008 – $nil) of bonuses to directors and officers of the Company. As of March 31, 2010, $3,469 (2009–$1,261; 2008 – $nil) was advanced to these directors and officers.

b)	The Company incurred $87,707 (2009 – $103,937; 2008 – $49,869) for rent and administrative expenses on behalf of a company with directors in common. As of March 31, 2010, $92,656 (2009 – $20,904; 2008–$16,987) was due from this company.

c)	In 2008, the Company incurred $56,500 for accounting services with a private company of which an officer and director of the Company was a vice-president.

d)	The Company paid $Nil (2009 - $Nil; 2008 - $5,350) as legal fees to a company controlled by a director and an officer of the Company.

e)	The Company paid $Nil (2009 – $Nil; 2008 – $22,829) as legal fees to a company related to a director and an officer of the Company.

The transactions with related parties were in the normal course of operations and were measured at the exchange value which represented the amount of consideration established and agreed to by the parties.

8.	SHARE CAPITAL

Authorized:

unlimited number of common shares without par value unlimited number of convertible preference shares without par value, with the same rights as the common shares on dissolution and similar events. These shares have no voting rights and are not entitled to dividend payments.

a)	In fiscal 2008, 8,513,000 (including 75,000 warrants issued on corporate finance units) share purchase warrants were exercised for total proceeds of $4,256,500 and 1,080,000 agent’s warrants were exercised for total proceeds of $378,000. The fair value of $165,758 was transferred from contributed surplus on the exercise of agent’s warrants. $120,000 of share issue costs were incurred on exercised warrants.

b)	On April 25, 2007, the Company closed a brokered private placement of 12,627,000 units at a price of $0.50 per Unit (the “Units”), for total gross proceeds of $6,313,500. Each Unit consists of one common share and one–half non-transferable share purchase warrant. Each whole warrant entitled the holder to purchase one additional common share of the Company at a price of $0.70 until October 31, 2007.

The Company paid a commission of $362,680 in cash and issued 180,414 agents’ Units. A total of 1,207,700 broker’s warrants were issued on this private placement. Each broker’s warrant entitled the holder to purchase one additional common share of the Company at a price of $0.70 until October 31, 2007. The fair value of the broker’s warrants of $147,025 using Black-Scholes was recognized. A finder’s fee of $11,250 was also paid.

TIMMINS GOLD CORP.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2010

(in Canadian dollars, except for number of options and share amounts)

8.	SHARE CAPITAL (continued)

During fiscal 2008, 6,394,407 warrants (including 90,207 warrants issued on agents’ Units) and 1,207,000 broker’s warrants were exercised for the total proceeds of $5,320,985, and 10,000 warrants expired. The fair value of $147,025 was transferred from contributed surplus on the exercised broker’s warrants. $50,000 of share issue costs were incurred on the exercised warrants.

c)	During fiscal 2008, 400,000 stock options were exercised at $0.35 per share and 37,500 stock options were exercised at $0.50 per share. The fair value of these options at the date of grant was $183,092. An equivalent amount was transferred from contributed surplus.

d)	During fiscal 2008, the Company issued 10,000,000 common shares for the acquisition of the San Francisco property, valued at $0.70 per share, and 500,000 common shares on acquisition of the Las Coloradas property valued at $0.69 per share. The shares were valued based on the fair value of the Company’s shares on the date of Exchange acceptance of the acquisitions.

e)	During fiscal 2009, the Company closed a private placement financing with an investment fund totalling $19,300,000. The financing occurred in two stages. The first stage, closed on June 10, 2008, consisted of 4,000,000 common shares at a price of $1.25 per share for gross proceeds of $5,000,000. The second stage closed on July 14, 2008, and consisted of 11,000,000 special warrants at a price of $1.30 per special warrant for proceeds of $14,300,000. Each special warrant was exercisable without payment of any additional consideration into a unit consisting of one convertible preference share and a 0.318 convertible share purchase warrant for a total of 3,500,000 warrants. Each whole convertible share purchase warrant was exercisable into one convertible preference share at a price of $1.50 per share, on or before October 1, 2008.

On September 30, 2008, all 11,000,000 units were exercised into 11,000,000 convertible preference shares and 3,500,000 warrants. On October 1, 2008, all the warrants expired. The convertible preference shares are convertible into one common share of the Company without payment of any additional consideration. A total $871,239 of share issue costs were incurred in connection with this private placement.

f)	On January 13, 2009, the Company cancelled 75,000 escrow shares at a price of $0.15 per share. The stock value of $11,250 was transferred to contributed surplus.

g)	On March 16, 2009, the Company closed the first tranche of a non-brokered private placement, which consisted of 6,250,000 units at a price of $0.40 per unit for total gross proceeds of $2,500,000. Each unit consists of one common share and one half share purchase warrant. Each whole warrant entitles the holder to purchase one common share at an exercise price of $0.60 until March 16, 2010. A fair value of $298,250 was assigned to the warrants and was determined using the Black-Scholes model. The assumptions used were a risk-free interest rate of 1.12%, an expected life of one year, annualized volatility of 120%, and a dividend rate of 0%. The Company paid $200,000 of finder’s fees in connection to this private placement, and share issue costs of $16,047 were incurred.

h)

On April 21, 2009, the Company closed the second tranche of the private placement. This tranche consisted of 5,989,500 units at a price of $0.40 per unit, for gross proceeds of $2,395,800. Each unit consisted of one common share and one-half of one share purchase warrant. Each whole warrant entitles the holder to purchase an additional common share at an exercise price of $0.60 per share until April 21, 2010. A fair value of $374,792 was assigned to the warrants and was

TIMMINS GOLD CORP.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2010

(in Canadian dollars, except for number of options and share amounts)

8.	SHARE CAPITAL (continued)

determined using the Black-Scholes model. The assumptions used were a risk-free interest rate of 0.98%, an expected life of one year, annualized volatility of 120%, and a dividend rate of 0%. The Company incurred expenses of $207,514 related to this offering.

i)	On June 17, 2009, the Company closed the third tranche of the non-brokered private placement. This tranche consisted of 25,873,060 units at a price of $0.40 per unit, for gross proceeds of $10,349,224. Each unit consisted of one common share and one-half of one share purchase warrant. Each whole warrant entitles the holder to purchase an additional common share at an exercise price of $0.60 per share until June 17, 2010. A fair value of $1,989,774 was assigned to the warrants and was determined using the Black-Scholes model. The assumptions used were a risk-free interest rate of 1.27%, an expected life of one year, annualized volatility of 125%, and a dividend rate of 0%. The Company incurred expenses of $737,174 related to this offering.

j)	During fiscal 2010, 775,000 options were exercised at prices ranging from $0.55 to $0.70. A fair value of $377,120 was transferred from contributed surplus.

k)	During fiscal 2010, 10,703,500 warrants were exercised at a price of $0.60. A fair value of $1,341,926 was transferred to share capital.

Options

The Company has an incentive stock option plan in place under which it is authorized to grant options to executive officers, directors, employees and consultants. The Company at no time may have more than 10% of the outstanding issued common shares reserved for incentive stock options granted to any one individual. Options granted under the plan will have a term not to exceed five years, have an exercise price not less than the Discounted Market Price as defined by the TSX Corporate Finance Manual and vest over a period of twelve months.

Stock option transactions and the number of stock options outstanding are summarized as follows:

	Shares	Weighted Average Exercise Price
Outstanding, March 31, 2007	1,700,000	$0.35
Granted	4,800,000	0.69
Cancelled	(100,000)	0.35
Exercised	(437,500)	0.36

Outstanding, March 31, 2008	5,962,500	0.62
Granted	850,000	0.71
Forfeited	(550,000)	0.71

Outstanding, March 31, 2009	6,262,500	0.62
Granted	2,800,000	1.00
Exercised	(775,000)	0.59
Expired	(337,500)	0.50

Outstanding, March 31, 2010	7,950,000	$0.77

Exercisable, March 31, 2010	5,850,000	$0.68

TIMMINS GOLD CORP.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2010

(in Canadian dollars, except for number of options and share amounts)

8.	SHARE CAPITAL (continued)

Stock options outstanding at March 31, 2010 are as follows:

Number of Options Outstanding	Number of Options Exercisable	Exercise Price	Expiry Date
200,000	200,000	$1.20	April 7, 2010*
325,000	325,000	$0.55	December 31, 2010**
1,200,000	1,200,000	$0.35	July 25, 2011
1,850,000	1,850,000	$0.70	May 11, 2012**
125,000	125,000	$0.50	July 18, 2012
1,450,000	1,450,000	$0.75	November 27, 2012**
2,500,000	625,000	$1.00	November 13, 2014**
300,000	75,000	$1.00	November 27, 2014

7,950,000	5,850,000

*	These options expired subsequent to the year end.
**	These options were partially exercised subsequent to the year end (See Note 17b).

Warrants

Warrant transactions and the number of warrants outstanding are summarized as follows:

	Number of Warrants	Weighted Average Exercise Price
Outstanding, March 31, 2007	10,332,500	$0.48
Issued	7,611,407	0.70
Exercised	(17,194,407)	0.58
Expired	(749,500)	0.50

Outstanding, March 31, 2008	—	—
Issued (Note 8g)	3,125,000	0.60

Outstanding, March 31, 2009	3,125,000	0.60
Issued (Notes 8h, i and 10)	18,931,280	0.63
Exercised (Note 8k)	(10,703,500)	0.60

Outstanding, March 31,2010	11,352,780	$0.65

Warrants outstanding at March 31, 2010 are as follows:

Number of Warrants	Exercise Price	Expiry Date
2,212,250	$0.60	April 21, 2010*
6,140,530	$0.60	June 17, 2010**
3,000,000	$0.80	January 26, 2012

11,352,780

*	Subsequent to year end, 2,212,150 warrants were exercised and 100 warrants expired (See Note 17a).
**	Subsequent to year end, these warrants were exercised (See Note 17a).

TIMMINS GOLD CORP.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2010

(in Canadian dollars, except for number of options and share amounts)

8.	SHARE CAPITAL (continued)

Stock-based compensation

The total fair value of stock options recognized as an expense during fiscal 2010 was $971,260 (2009—$1,050,336; 2008—$2,351,294). For options granted during the year, the weighted average grant date fair value was $0.74 per option (2009—$0.71; 2008—$0.64).

The following assumptions were used for the Black-Scholes model valuation of stock options and agents’ compensation options granted:

	2010	2009	2008
Risk-free interest rate	1 – 2.75%	1.07 –2.73%	3.91 –4.63%
Expected life of options	1 – 4.75 years	2 –5 years	2 –5 years
Annualized volatility	89 –119%	82 – 108%	98 – 103%
Dividend rate	0.00%	0.00%	0.00%

The fair value of each option award is estimated on the date of grant using the Black-Scholes option valuation model that uses the assumptions noted in the table above. Because Black-Scholes option valuation models incorporate ranges of assumption for inputs, those ranges are disclosed. Expected volatilities are based on historical volatility of the Company’s stock, and other factors. The Company uses historical data to estimate option exercise and employee termination within the valuation model; separate groups of employees that have similar historical exercise behaviour are considered separately for valuation purposes. The expected term of options granted represents the period of time that options granted are expected to be outstanding; the range given above results from certain groups of employees exhibiting different behaviour. The risk-free rate of periods within the contractual life of the option is based on the Canadian government bonds rate.

Escrow and pooling

10,000,000 shares are subject to a pooling agreement dated April 21, 2007. At March 31, 2010, 8,500,000 shares were released leaving a balance of 1,500,000 shares held in escrow. The balance of 1,500,000 was released on May 10, 2010.

9.	ASSET RETIREMENT OBLIGATIONS

	2010	2009
Balance, beginning of the year	$222,236	$1,279,000
Accretion	13,465	99,161
Effect of foreign exchange	(43,402)	296,250
Change in estimate	737,083	(1,452,175)

Balance, end of the year	$929,382	$222,236

The asset retirement obligations consist of mine closure, reclamation and retirement obligations for mine facilities and infrastructure.

TIMMINS GOLD CORP.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2010

(in Canadian dollars, except for number of options and share amounts)

9.	ASSET RETIREMENT OBLIGATIONS (continued)

During the year ended March 31, 2010, the Company reassessed its asset retirement obligation estimate based on an independent technical report and to reflect the additional liability incurred with the commencement of mining operations. The total undiscounted amount of estimated cash flows required to settle the retirement obligations of the San Francisco Property is US$1,041,244 (2009–US$205,494), which has been discounted using a credit-adjusted interest rate of 6.674%. All asset retirement obligations are not expected to be paid for several years in the future and are intended to be funded from cash balances at the time of the mine closure.

10.	LONG TERM DEBT

On January 22, 2010, the Company issued US$15 million in notes to Sprott Asset Management LP (the “Gold Loan”). Gold Loan holders were also granted an aggregate of 3 million share purchase warrants exercisable for 24 months at a price of $0.80. These warrants were valued at $1,745,436. The warrants were valued using the Black-Scholes model with the following assumptions: (i) volatility-67%, (ii) interest rate-1.21%, (iii) term-730 days and (iv) dividends-nil.

The Gold Loan is to be repaid in 12 equal monthly installments commencing August 2010. At the time of payment, each payment shall be equivalent in value to 1,667 ounces of gold (a total of 20,004 ounces). The Company has guaranteed the gold loan holders a minimum rate of return of 15% per annum and the Gold Loan is secured by among other things a first charge on the assets of MdN.

The total loan payable at the initial transaction date was $14,137,500. As of March 31, 2010, the Company accrued and capitalized to mineral property $1,372,800 of interest expense which amount was recorded as current portion of long term debt. In addition, in accordance with CICA section 3855 the Company fair valued an embedded derivative associated with this liability and a charge to earnings of $623,426 was recorded as long term debt. The table below summarizes the gold loan accounts:

Loan proceeds, net of transaction costs	$15,882,937
Less: value attributable to warrants	(1,745,437)

Loan carrying value	$14,137,500

Current portion of carrying value	$6,672,363
Capitalized interest expense	1,372,800

Current liability	$8,045,163

Long term portion of carrying value	$7,465,137
Unrealized loss on derivative	623,426

Long term liability	$8,088,563

TIMMINS GOLD CORP.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2010

(in Canadian dollars, except for number of options and share amounts)

11.	INCOME TAXES

a)	Recent changes

In late 2009, the Mexican government enacted tax reform that included a 2% increase in corporate taxes that increased the rate from 28% to 30%. Also, included in this tax reform was the introduction of a minimum flat tax levied at the rate of 17.5% on cash flows of Mexican corporations. A company doing business in Mexico must pay the greater of the general corporate income tax or the flat tax.

b)	Rate reconciliation

The Canadian statutory federal income tax rate for the year ended March 31, 2010 was 28.5% (2009 – 30.1%; 2008 31.5%). A reconciliation of the income tax recovery at statutory rates compared to reported income tax provision is as follows:

	2010	2009	2008
Loss for the year	$(8,615,920)	$(3,414,781)	$(5,333,772)

Expected income tax recovery	$(2,455,537)	$(1,058,582)	$(1,680,122)
Effect of different tax rates in foreign jurisdiction	(35,146)	40,602	45,702
Non-deductible expenses	516,767	333,089	757,093
Other	—	—	7,548
Valuation allowance	1,973,916	684,891	869,779

Total income tax provision	$—	$—	$—

The significant components of the Company’s future income tax assets and liabilities at March 31, 2010 and 2009 are as follows:

	2010	2009
Future income tax assets:
Non-capital loss carry forwards	$8,378,872	$3,267,260
Other	—	—
Share issuance costs	285,529	461,545

Future income tax assets	8,664,401	3,728,805
Valuation allowance	(4,095,560)	(2,213,578)

Net future income tax assets	4,568,841	1,515,227
Future income tax liabilities
Mineral property book value in excess of tax value	(8,535,902)	(5,801,088)

Net future income tax liability at March 31, 2010	$(3,967,061)	$(4,285,861)

The Company has available non-capital losses in Canada and Mexico, for deduction against future taxable income, of approximately $11.2 million (2009 – $4.8 million; 2008 – $2.7 million) and $17.4 million (2009 – $6.4 million; 2008 $1.1 million), respectively. These losses, if not utilized, will expire through to 2032. Future tax benefits which may arise as a result of these Canadian non-capital losses have been offset by a valuation allowance.

TIMMINS GOLD CORP.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2010

(in Canadian dollars, except for number of options and share amounts)

11.	INCOME TAXES (continued)

The Company has the following non-capital losses for income tax purposes which may be used to reduce future taxable income in Canada and Mexico:

Expiry	Canada ($)	Mexico ($)
2026	119,183	—
2027	748,500	—
2028	2,151,870	10,046
2029	1,880,637	100,759
2030	6,339,869	480,031
2031	—	5,781,966
2032	—	10,991,465

12.	SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

Significant non-cash transactions were as follows:

	2010	2009	2008
Accrual of obligations for equipment (including IVA and foreign exchange)	$(640,500)	$1,016,532	$3,950,100
Re-estimation and accretion of asset retirement obligation (with foreign exchange adjustment)	707,146	(1,056,764)	—
Recognition and accretion of long term debt (including IVA)	1,067,996	—	—
Capitalization of interest expense during commissioning	1,372,800	—	—
Amortization expenses allocated to development expenditures	53,443	52,711	—
Fair value of warrants issued for financings but not exercised	2,364,566	295,250	—
Fair value of broker’s warrants	—	—	147,025
Fair value of agent’s warrants and options exercised	—	—	(478,004)
Future income tax liability on acquisition	—	—	4,940,389
Shares issued on property acquisitions	—	—	5,295,000
Shares cancelled	—	11,250	—

During the year ended March 31, 2010, 2009 and 2008, the Company made no payments relating to income tax or interest expense.

13.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

a)	Categories of financial assets and liabilities

In accordance with Canadian GAAP, financial instruments are classified into one of the five following categories: held-for-trading, held-to-maturity investments, loans and receivables, available-for-sale financial assets and other financial liabilities. Cash and cash equivalents are designated as held-for-trading and their carrying value approximates fair value as they are cash or they are readily convertible to cash in the normal course. Accounts receivable and amounts due from related parties are classified as loans and receivables. Their carrying value approximates fair value due to their limited time to maturity and ability to convert them to cash in the normal course. Accounts payable and

TIMMINS GOLD CORP.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2010

(in Canadian dollars, except for number of options and share amounts)

13.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued)

accrued liabilities, the vendor loan, the gold loan and other long term debt are classified as other financial liabilities. Accretion on the vendor loan has been determined using a market related interest rate and the amortized cost of the gold loan is calculated using the effective interest rate method and as such their carrying values approximate fair value.

Amended CICA section 3862 establishes a fair value hierarchy that reflects the significance of inputs used in making fair value measurements as follows:

Level 1- quoted prices in active markets for identical assets or liabilities;

Level 2- inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. from derived prices); and

Level 3- inputs for the asset or liability that are not based upon observable market data.

At March 31, 2010, the following table sets forth the levels in the fair value hierarchy into which the Company’s financial assets and liabilities are measured and recognized in the balance sheet. Assets are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

	Level 1	Level 2
Cash and cash equivalents	$2,694,825	$—
Embedded derivative liability	—	623,426

The Company has determined the estimated fair values of its financial instruments based upon appropriate valuation methodologies. At March 31, 2010, there were no financial assets or liabilities measured and recognized in the balance sheet at fair value that would be categorized as Level 3 in the fair value hierarchy above.

b)	Derivative financial instruments

The Company may utilize financial instruments to manage the risks associated with fluctuations in the market prices of gold and silver and foreign exchange rates. As at March 31, 2010, the Company had not entered into any such derivative contracts.

c)	Risk management

The Company’s operations consist of the acquisition, exploration and development of mineral resource properties in Mexico. The Company examines the various financial risks to which it is exposed and assesses the impact and likelihood of occurrence. These risks may include credit risk, liquidity risk, currency risk, interest rate risk and commodity price risks. The Company’s risk management program strives to evaluate the unpredictability of financial and commodity markets and its objective is to minimize the potential adverse effects of such risks on the Company’s financial performance, where financially feasible to do so. When deemed material, these risks may be monitored by the Company’s corporate finance group and they are regularly discussed with the Board of Directors or one of its committees.

TIMMINS GOLD CORP.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2010

(in Canadian dollars, except for number of options and share amounts)

13.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued)

(i) Credit risk

Counterparty credit risk is the risk that the financial benefits of contracts with a specific counterparty will be lost if a counterparty defaults on its obligations under the contract. This includes any cash amounts owed to the Company by those counterparties, less any amounts owed to the counterparty by the Company where a legal right of set-off exists and also includes the fair values of contracts with individual counterparties which are recorded in the financial statements. The Company’s credit risk is predominantly limited to cash balances held in financial institutions, the recovery of IVA from the Mexican tax authorities and for any gold and silver sales and related receivables. The maximum exposure to the credit risk is equal to the carrying value of such financial assets. At March 31, 2010, the Company expects to recover the full amount of such assets.

The objective of managing counterparty credit risk is to minimize potential losses in financial assets. The Company assesses the quality of its counterparties, taking into account their credit worthiness and reputation, past performance and other factors. Cash and short term investments are only deposited with or held by major financial institutions where the Company conducts its business. In order to manage credit and liquidity risk the Company invests only in highly rated investment grade instruments that have maturities of three months or less. Limits are also established based on the type of investment, the counterparty and the credit rating.

Gold and silver sales are made to a limited number of large international organizations specializing in the precious metals markets. The Company believe them to be of sound credit worthiness and to date, all receivables have been settled in accordance with agreed upon terms and conditions

(ii) Commodity price risks

Beginning with the commissioning of the San Francisco Mine, the Company is exposed to price risk associated with the volatility of the market price of commodities and in particular gold and silver and also to many consumables that are used in the production of gold and silver dore. The prices of most commodities are determined in international markets and as such the Company has limited or no ability to control or predict the future level of most commodity prices. In some instances, the Company may have the ability to enter into derivative financial instruments to manage the Company’s exposure to changes in the price of commodities such as gold, silver, oil and electricity. At this time, the Company has elected not to actively manage its exposure to commodity price risk through the use of derivative financial instruments.

The Company has entered into a gold loan arrangement to partially finance the resumption of mining activities at the San Francisco Mine. As repayment of this obligation is referenced to the spot price of gold, any increase in the price of gold will increase the cost of borrowing related to this financing. For example, at March 31, 2010 for each (US) $100 per ounce increase in the price of gold, the cost of repaying this obligation will increase by (US) $2,000,400 over its 18 month term to maturity.

(iii) Liquidity risk

The Company has a planning and budgeting process in place to help determine the funds required to support the Company’s normal operating requirements and its exploration and production plans.

TIMMINS GOLD CORP.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2010

(in Canadian dollars, except for number of options and share amounts)

13.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued)

Because the Company remains in its formative stages, no assurance may be given that external financing will be available should the Company’s Board of Director determine that such financing will be necessary. The Company’s overall liquidity risk has increased since the San Francisco mine was placed into commercial production.

(iv) Currency risk

The Company’s functional currency is the Canadian dollar and therefore the Company’s net loss and other comprehensive loss are impacted by fluctuations in the value of foreign currencies in relation to the Canadian dollar. The Company’s foreign currency exposures comprise cash and cash equivalents, accounts receivable, accounts payable, accrued liabilities, the gold loan and future income tax liabilities, denominated in Mexican pesos and United States dollars. The San Francisco Mine has operating costs that may be denominated in or referenced to either the Mexican peso or the United States dollar. In addition, several of the Company’s agreements to acquire properties in Mexico may result in option payments by the Company denominated in Mexican pesos or in United States dollars. The Company does not currently use any derivative instruments to reduce its exposure to fluctuations in foreign exchange rates. Appreciation in the Mexican peso and the United States dollar against the Canadian dollar will increase the cost of operations in Mexico. A decrease in the United States dollar against the Canadian dollar will result in a loss to the extent that funds are held in United States dollars. The Company partially offsets its exposure to foreign exchange risk, principally with respect to the Mexican peso, by maintaining currency balances in Mexican pesos to offset operating costs, amounts payable and tax liabilities that are denominated in pesos. Some balance sheet and income statement exposure remains as it is not possible to fully forecast the peso currency requirements and peso receipts in future periods. The Company is also exposed to inflation risk in Mexico.

The sensitivity of the Company’s net loss and other comprehensive loss for the year ended March 31, 2010 due to changes in the exchange rate for the Mexican peso in relation to the Canadian dollar is summarized in the following table expressed as an increase in the net loss and comprehensive loss for each 10% appreciation in the peso against the Canadian dollar:

Net loss and other comprehensive loss	$338,381

A 10% depreciation of the Mexican peso against the Canadian dollar would have a similar decrease in net loss.

A 10% appreciation in the US dollar in relation to the Canadian dollar would have increased the Company’s net loss and comprehensive loss for the year ended March 31, 2010 by:

Net loss and other comprehensive loss	$293,341

A 10% depreciation of the US dollar against the Canadian dollar would have a similar decrease in net loss.

(v) Interest rate risk

The Company’s interest revenue earned on cash and cash equivalents is exposed to interest rate risk. The Company does not enter into derivative contracts to manage this risk, and the Company’s exposure

TIMMINS GOLD CORP.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2010

(in Canadian dollars, except for number of options and share amounts)

13.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued)

to interest rate risk is very low as the Company has limited short term investments. In addition, the Company has and may incur additional interest bearing debt obligations. The Company has elected not to enter into interest rate swaps or other instruments to actively manage such risks. In addition, in January, 2010, the Company entered into a gold loan and increases in the price of gold will increase the effective borrowing cost of this obligation (see Commodity price risk). The Company has chosen not to hedge its exposure to changes in the price of gold with respect to the gold loan.

(vi) Fair value disclosures

The carrying values of cash and cash equivalents, amounts receivable, prepaid expenses, and accounts payable approximate their fair value based on their short term nature.

The carrying value of the vendor loan approximates its fair value as it has been discounted at an interest rate approximating current market rates. The carrying value of the gold loan approximates fair value as it has been amortized using the effective interest method and its embedded derivative is fair valued at each reporting period.

14.	COMMITMENTS AND CONTINGENCIES

a)	The Company has lease commitments for office premises and equipment, which require future minimum lease payments for the fiscal years ended as follows:

2011	$81,105
2012	13,520

The lease commitments include a guarantee provided by the Company for the office premises at its corporate office.

b)	Under Mexican regulations, the Company may be obligated to remit taxes to the government on payments made for the acquisition of mineral claims in the event that the recipients of such payments fail to make the required tax remittances relating to those payments. The outcome of this matter is not determinable. The maximum potential remittance is approximately $477,649; however, the Company believes it has substantive defenses against any claims.

c)	On March 1, 2009, the Company entered into a consulting agreement with Grandich Publications, LLC (“Grandich”). Grandich is paid a monthly fee of US$2,000. The agreement was for a period of twelve months and it is in the process of being renewed.

d)	The Company has entered into a mining contract with Peal de Mexico, S.A. de C.V. (“Peal”). The contract is for 42 months, and is at a contracted price of US$1.59 per ton (plus IVA). This price may increase subject to the price of diesel, drilling and blasting costs, as well as hauling distance, and is subject to an annual review.

Under the Peal contract, the Company is responsible for demobilization costs of US$900,000 (plus IVA) payable one month prior to the end of the mining contract. These obligations have been recorded at an annualized discount rate of 6.775%, reflecting the implied interest rate, and calculated according to the formula stipulated in the contract. This obligation is recorded at US$848,089, with accretion and IVA totaled $1,035,590 as of March 31, 2010,

TIMMINS GOLD CORP.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2010

(in Canadian dollars, except for number of options and share amounts)

15.	SEGMENTED INFORMATION

The Company primarily operates in one reportable operating segment, being the acquisition, exploration and development of resource properties located in Mexico with corporate management based in Canada. Geographic information is as follows:

	Total Assets	Equipment	Resource Properties	Inventory	Other Assets
March 31, 2010
Canada	$1,039,142	$28,472	$—	$—	$1,010,670
Mexico	81,240,140	24,368,995	41,698,893	6,420,154	8,752,098

	$82,279,282	$24,397,467	$41,698,893	$6,420,154	$9,762,768

March 31, 2009
Canada	$346,314	$35,374	$—	$—	$310,940
Mexico	52,498,545	19,181,711	31,559,088	—	1,757,746

	$52,844,859	$19,217,085	$31,559,088	$—	$2,068,686

TIMMINS GOLD CORP.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2010

(in Canadian dollars, except for number of options and share amounts)

16.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These consolidated financial statements have been prepared in accordance with Canadian GAAP. The following adjustments and additional disclosures would be required in order to present the financial statements in accordance with US GAAP and with practices prescribed by the Securities and Exchange Commission as at March 31, 2010 and 2009 and for the years then ended.

Under US GAAP, the major balance sheet items would be adjusted as follows:

Consolidated balance sheets

	At March 31, 2010	At March 31, 2009
Total assets under Canadian GAAP	$82,279,282	$52,844,859
Prior period exploration expenditure (a)	(12,267,819)	(6,324,731)
Current period exploration expenditure (a)	893,064	(5,943,088)
Deferred financing costs (b)	585,420	—
Deferred startup costs and revenues (c)	(3,525,639)	—

Total assets under US GAAP	$67,964,308	$40,577,040

Total liabilities under Canadian GAAP	$28,227,701	$11,572,740
Deferred income taxes (d)	(80,202)	—

Total liabilities under US GAAP	$28,147,499	$11,572,740

Total shareholders’ equity under Canadian GAAP	$54,051,581	$41,272,119
Exploration expenditure (a)	(11,374,755)	(12,267,819)
Deferred financing costs (b)	585,420	—
Adjustment for deferred startup costs and revenues (c) Deferred income taxes for startup costs and revenues (c)	(3,525,639 80,202)	— —

Total shareholders’ equity under US GAAP	$39,816,809	$29,004,300

Total liabilities and shareholders’ equity under Canadian and US GAAP	$67,964,308	$40,577,040

TIMMINS GOLD CORP.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2010

(in Canadian dollars, except for number of options and share amounts)

16.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

Under US GAAP, the net loss would be adjusted as follows:

Consolidated comprehensive net loss

	Year ended March 31, 2010	Year ended March 31, 2009
Net loss and comprehensive loss under Canadian GAAP	$(8,615,920)	$(3,414,781)
Exploration expenditure (a)	893,064	(5,943,088)
Deferred financing costs (b)	585,420	—
Deferred startup costs and revenues (c) Deferred income tax for start up costs and revenues (c)	(3,525,639 80,202)	— —

Net loss and comprehensive loss under US GAAP	$(10,582,873)	$(9,357,869)

Loss per share – basic and diluted under US GAAP	$(0.09)	$(0.13)

Weighted average number of shares outstanding – basic and diluted under Canadian and US GAAP	112,132,651	70,519,153

Under US GAAP, the cash flows would be adjusted as follows:

Consolidated statements of cash flows

	Year ended March 31, 2010	Year ended March 31, 2009
Cash flows used in operating activities under Canadian GAAP	$(15,793,611)	$(1,727,070)
Increase in loss from exploration expenditure (a)	893,064	(5,943,088)
Reduction in loss from deferred financing costs (b)	585,420	—
Increase in loss from deferred startup costs and revenues (c)	(3,525,639)	—

Cash flows used in operating activities US GAAP	(17,840,766)	(7,670,158)

Cash flows provided by financing activities under Canadian and US GAAP	32,302,974	20,712,714

Cash flows used in investing activities under Canadian GAAP	(14,514,642)	(20,756,582)
Adjustment for exploration expenditure (a)	(893,064)	5,943,088
Adjustment for deferred financing costs (b)	(585,420)	—
Adjustment for deferred startup costs and revenues (c)	3,525,639	—

Cash flows used in investing activities under US GAAP	(12,467,487)	(14,813,494)

Increase (decrease) in cash and cash equivalents during the year	1,994,721	(1,770,938)
Cash and cash equivalents, beginning of year	700,104	2,471,042

Cash and cash equivalents, end of year	$2,694,825	$700,104

TIMMINS GOLD CORP.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2010

(in Canadian dollars, except for number of options and share amounts)

16.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

a)	Exploration expenditures

Under Canadian GAAP, exploration expenditures may be capitalized during the search for commercially mineable minerals and amortized on a unit of production basis based on proven and probable reserves once commercial production has commenced. Under US GAAP, exploration expenditures can only be deferred subsequent to the determination that economically recoverable proven or probable mineral reserves exist at which time costs incurred to bring the mine into production are capitalized as development costs.

For US GAAP purposes, it was determined that San Francisco resource property had met the criteria for capitalization of development costs, effective April 1, 2009. Prior to April 1, 2009, the exploration expenditures incurred were expensed under US GAAP.

Exploration expenditures incurred on all the resource properties was cumulatively $12,267,819 as of March 31, 2009. During the year ended March 31, 2010, the Company incurred $893,064 exploration expenditures which are to be expensed under US GAAP. This amount is net of adjustment for write-off incurred in the year under Canadian GAAP that a portion of was expended in prior years under US GAAP.

For the purposes of the consolidated statements of cash flows, these costs are classified as cash used in investing activities under Canadian GAAP and cash used in operating activities under US GAAP.

b)	Debt financing costs

Under Canadian GAAP, the Company’s policy is to expense debt financing costs when they are incurred. For US GAAP, these costs are capitalized and amortized using effective interest rate method over the term of the related debt.

c)	Deferred startup costs and revenues

Effective December 10, 2009, the San Francisco resource property commenced production under US GAAP and April 1, 2010 under Canadian GAAP. As a result, adjustments to assets and net loss have been recorded for the difference in the cumulative costs capitalized and the timing of when amortization commenced.

Under Canadian GAAP, startup costs and revenues from a newly commissioned operation are deferred as a component of resource property costs until commercial production is established and then amortized on the unit-of production-basis over proven and probable reserves. Under US GAAP, startup costs and revenues from a newly commissioned operation are recognized as incurred. For the year ended March 31, 2010, $10,826,833 and $8,297,767 of startup costs and revenues, respectively should be recorded under US GAAP. The related amortization was $996,573 for the period. Prior to December 10, 2009, there had not been any startup costs incurred or revenues earned by the Company.

TIMMINS GOLD CORP.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2010

(in Canadian dollars, except for number of options and share amounts)

16.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

d)	Income taxes

Under Canadian GAAP, future tax assets and liabilities are recorded at substantively enacted tax rates. Under US GAAP, deferred tax assets and liabilities are recorded at enacted tax rates. There were no significant differences between enacted and substantively enacted tax rates for any of the periods presented.

Tax differences can arise from differing treatment of various assets and liabilities. For example, certain costs are capitalized under Canadian GAAP and expensed under US GAAP as described in above. An analysis of these differences indicates that there are larger potential tax benefits under US GAAP, but a valuation allowance has been applied to all the financial statement recognition and measurement of a tax position taken or expected to be take in a tax return. US GAAP requires the Company recognize in its consolidated financial statements only those tax positions that are “more-likely-than-not” of being sustained based on the technical merits of the position. Under current conditions and expectations, the Company does not foresee any significant changes in unrecognized tax benefits that would be have a material impact on the Company’s financial statements. The Company recognizes interest accrued related to unrecognized tax benefits in interest expense and penalties in operating expenses. The Company has not accrued interest or penalties related to uncertain tax positions as of March 31, 2010. Management is currently unaware of any issues under review that could results in significant payments, accruals or material deviations from its position.

e)	Stock-based compensation

For US GAAP purposes, all stock-based payments to employees, including grants of employee stock options, are recognized in results from operations based on the fair values of options expected to vest. In calculating compensation to be recognized, US GAAP requires the Company to estimate forfeitures. For Canadian GAAP, the Company accounts for forfeitures as they occur. Management has evaluated their estimated forfeiture rate and the effect of the estimated forfeitures is not material. Accordingly no adjustments for any of the periods were required.

The weighted average remaining contractual term for the outstanding options as of March 31, 2010 was 2.87 years. The weighted average remaining contractual term for the exercisable options as of March 31, 2010 was 2.24 years.

Stock options vested or expected to vest as of March 31, 2010 was 5,850,000 with a weighted average exercise price of $0.68.

The total fair value of stock options vested during the years ended March 31, 2010 and 2009 was $971,260 and $1,050,336, respectively.

The total intrinsic value of stock options exercised for the year ended March 31, 2010 and 2009 was $429,650 and $nil, respectively. The aggregate intrinsic value of options outstanding as of March 31, 2010 is $3,615,250, whereas the aggregate intrinsic value of options exercisable as of March 31, 2010 is $ 3,153,250.

There were no recognized tax benefits related to compensation costs from stock-based payment recognized in the statements of operation for the years ended March 31, 2010 or 2009.

TIMMINS GOLD CORP.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2010

(in Canadian dollars, except for number of options and share amounts)

16.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

At March 31, 2010, total unrecognized compensation cost related to non-vested stock options granted prior to that date was $1,290,473 which is expected to be recognized over 7.5 months.

The Company received cash from the exercise of stock options for the year ended March 31, 2010 was $456,250 (2009 – $nil). Upon option exercise, the Company issues new shares of stock. There is no related tax benefit realized from stock options exercised during the year ended March 31, 2010.

f)	Convertible preference shares

On liquidation, dissolution, winding up or other distribution of assets of the Company, the holders of the convertible preference shares would participate ratably in equal amounts per share without preference in the remaining assets of the Company with holders of common shares. There is no difference in the accounting for the shares between US and Canadian GAAP.

g)	Impact of adoption of new accounting pronouncements

In September 2006, the FASB issued ASC 820, Fair Value Measurements and Disclosures (“ASC 820”), effective for fiscal periods beginning after November 15, 2007. ASC 820 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. In December 2007, the FASB provided for a one-year deferral of the application of ASC 820 for non-financial assets and liabilities recognized or disclosed at fair value in the financial statements on a non-recurring basis. Also included in ASC 820 is guidance on measurement of fair value of a financial asset when the market of that financial asset is not active. The adoption of ASC 820 at April 1, 2008, for financial assets and liabilities measured at fair value, did not have a material impact on the Company’s consolidated financial statements.

In February 2007, the FASB issued guidance on the fair value option for financial assets and financial liabilities which is included in ASC 825—Financial Instruments and permits entities to choose to measure many financial instruments and certain other items at fair value. This statement was effective for fiscal periods beginning after November 15, 2007. The adoption and application of this guidance at April 1, 2008 did not have a material impact on the Company’s consolidated financial statements.

In June 2009, the FASB issued Statement of Financial Accounting Standards (“SFAS”) 168, The FASB Accounting Standards Codification and the Hierarchy of US GAAP—a replacement of FASB Statement No. 162 (“SFAS 168”). SFAS 168 provides for the FASB ASC to become the single official source of authoritative, non-governmental US GAAP. The ASC did not change US GAAP but reorganizes the literature. SFAS 168 was effective for interim and annual periods ending after September 15, 2009. The adoption of this statement did not have a material impact on the Company’s consolidated financial statements.

During 2009, the FASB issued guidance, included in ASC 820, on determining the fair value of a financial asset and liability when the volume and level of activity for the asset or liability has significantly decreased. This guidance is applicable for interim and annual periods ending after June 15, 2009. In addition, the FASB issued additional guidance on determining the fair value of liabilities, including the incorporation of non-performance risks, market participant assumptions and the impact of restrictions on transfers in the fair value measurement inputs. The adoption of this guidance did not have a material impact on the Company’s consolidated financial statements.

TIMMINS GOLD CORP.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2010

(in Canadian dollars, except for number of options and share amounts)

16.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

In May 2009, the FASB issued SFAS 165, Subsequent Events, or SFAS 165, which was later superseded by the FASB codification and included in ASC topic 855. Effective July 1, 2009, the Company adopted the newly issued accounting standard related to subsequent events. This standard establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. It also requires the disclosure of the date through which an entity has evaluated subsequent events and whether that evaluation date represents the date the financial statements were issued or were available to be issued. The adoption of this standard did not have a material impact on the Company’s financial condition, results of operations or cash flows.

In May 2008, the FASB issued SFAS 162, The Hierarchy of Generally Accepted Accounting Principles, or SFAS 162, which was later superseded by the FASB codification and included in ASC topic 105. Effective April 1, 2009, the Company adopted the newly issued accounting standard related to the hierarchy of generally accepted accounting principles. This standard identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements. The adoption of this standard did not have a material impact on the Company’s financial condition, results of operations or cash flows.

In April 2008, the FASB issued FASB Staff Position FAS 107-1 and APB 28-1, Interim Disclosures about Fair Value of Financial Instruments, or FSP FAS 107-1 and APB 28-1, which were later superseded by the FASB codification and included in ASC topic 825. Effective April 1, 2009, the Company adopted the newly issued accounting standard for interim disclosures about fair value of financial instruments. This standard requires disclosures about fair value of financial instruments in interim as well as in annual financial statements. The adoption of this standard did not have a material impact on the Company’s financial condition, results of operations or cash flows.

h)	Recently issued accounting pronouncements

In April 2010, the Emerging Issues Task Force (EITF) reached a final consensus on milestone method of revenue recognition and published ASU 2010-17, Revenue Recognition—Milestone Method (Topic 605). The scope of this ASU is limited to arrangements that include milestones relating to research or development deliverables. The consensus specifies guidance that must be met for a vendor to recognize consideration that is contingent upon achievement of a substantive milestone in its entirety in the period in which the milestone is achieved. The guidance applies to milestones in arrangements within the scope of this consensus regardless of whether the arrangement is determined to have single or multiple deliverables or units of accounting. The final consensus will be effective beginning on July 1, 2010. The Company is evaluating whether adoption of this standard will have a material impact on its financial condition, results of operations or cash flows.

In April 2010, the FASB issued ASU 2010-13, Compensation—Stock Compensation (Topic 718); Effect of Denominating the Exercise Price of a Share-Based Payment Award in the Currency of the Market in Which the Underlying Equity Security Trades. The objective of this ASU is to address the classification of an employee share-based payment award with an exercise price denominated in the currency of a market in which the underlying equity security trades. FASB Accounting Standards Codification Topic 718, Compensation—Stock Compensation, provides guidance on the classification

TIMMINS GOLD CORP.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2010

(in Canadian dollars, except for number of options and share amounts)

16.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

of a share-based payment award as either equity or a liability. A share-based payment award that contains a condition that is not a market, performance, or service condition is required to be classified as a liability. Under Topic 718, awards of equity share options granted to an employee of an entity’s foreign operation that provide a fixed exercise price denominated in (1) the foreign operation’s functional currency or (2) the currency in which the employee’s pay is denominated should not be considered to contain a condition that is not a market, performance, or service condition. However, U.S. generally accepted accounting principles do not specify whether a share-based payment award with an exercise price denominated in the currency of a market in which the underlying equity security trades has a market, performance, or service condition. Diversity in practice has developed on the interpretation of whether such an award should be classified as a liability when the exercise price is not denominated in either the foreign operation’s functional currency or the currency in which the employee’s pay is denominated. ASU 2010-13 clarifies that an employee share-based payment award with an exercise price denominated in the currency of a market in which a substantial portion of the entity’s equity securities trades should not be considered to contain a condition that is not a market, performance or service condition. Therefore, an entity would not classify such an award as a liability if it otherwise qualifies as equity. This ASU is effective beginning January 1, 2011. The Company is evaluating whether adoption of this standard will have a material impact on its financial condition, results of operations or cash flows.

In October 2009, the FASB published FASB ASU 2009-13, Revenue Recognition (Topic 605)—Multiple-Deliverable Revenue Arrangements. ASU 2009-13 addresses the accounting for multiple-deliverable arrangements to enable vendors to account for products or services (deliverables) separately rather than as a combined unit. Specifically, this guidance amends the criteria in ASC Subtopic 605-25, Revenue Recognition-Multiple-Element Arrangements, for separating consideration in multiple-deliverable arrangements. This guidance establishes a selling price hierarchy for determining the selling price of a deliverable, which is based on: (a) vendor-specific objective evidence if available; (b) third-party evidence if vendor-specific objective is not available; or (c) estimated selling price if neither vendor-specific objective evidence nor third-party evidence is available. This guidance also eliminates the residual method of allocation and requires that arrangement consideration be allocated at the inception of the arrangement to all deliverables using the relative selling price method. In addition, this guidance significantly expands required disclosures related to a vendor’s multiple-deliverable revenue arrangements. The provisions of ASU 2009-13 are effective prospectively for revenue arrangements entered into or materially modified from April 1, 2011. Early adoption is permitted. The Company is evaluating whether adoption of this standard will have a material impact on its financial condition, results of operations or cash flows.

17.	SUBSEQUENT EVENTS

a)	From April 1, 2010 to December 24, 2010, a total of 9,352,680 warrants at an average price of $0.62 were exercised for total proceeds of $7,524,289 and 100 warrants at a price $0.60 expired unexercised.

b)	From April 1, 2010 to December 24, 2010, a total of 1,077,500 options were exercised at an exercise price ranging from $0.35 to $1.00 for total proceeds of $1,126,940 and 610,000 at an average price of $0.77 expired unexercised.

TIMMINS GOLD CORP.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2010

(in Canadian dollars, except for number of options and share amounts)

17.	SUBSEQUENT EVENTS (continued)

c)	On May 10, 2010, the remaining 1,500,000 shares held in escrow, subject to the April 21, 2007 pooling agreement were released from escrow.

d)	On November 23, 2010 the Company entered into a property option agreement to earn an interest in the San Onesimo, Zindy and San Fernando mineral concessions located in the State of Zacatecas, Mexico. To earn its interest the Company is required to make payments of up to $2 million at various dates up to January 2015.

e)	On November 24, 2010 the Company entered into a property option agreement to earn an interest in the Quila mineral concession located in the State of Jalisco, Mexico. To earn its interest the Company is required to make payments of up to US$1 million and incur exploration expenditures of up to $2 million at various dates up to November 2013.

TIMMINS GOLD CORP.

UNAUDITED CONSOLIDATED BALANCE SHEETS

(in Canadian dollars)

	September 30, 2010	March 31, 2010
ASSETS
Current
Cash and cash equivalents	$3,963,236	$2,694,825
Accounts receivable (Note 3)	9,570,138	6,319,583
Inventory (Note 4)	5,608,358	6,420,154
Prepaid expenses	375,027	655,704
Due from related party (Note 7)	79,200	92,656

Total current assets	19,595,959	16,182,922
Equipment (Note 5)	26,760,687	24,397,467
Resource properties (Note 6)	51,407,659	41,698,893

Total assets	$97,764,305	$82,279,282

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Accounts payable and accrued liabilities	$4,868,458	$4,403,822
Vendor loan (Note 5)	1,775,715	1,758,120
Current portion of long-term debt (Note 10)	20,985,567	8,045,163

Total current liabilities	27,629,740	14,207,105

Future income tax	3,797,900	3,967,061
Long term debt (Note 10)	—	8,088,563
Other long term liabilities (Note 13d)	1,080,293	1,035,590
Asset retirement obligation (Note 9)	970,851	929,382

Total liabilities	33,478,784	28,227,701

Shareholders’ equity
Share capital (Note 8)	74,342,075	52,271,066
Convertible preference shares (Note 8)	—	13,586,780
Warrants (Note 8)	1,163,624	2,876,305
Contributed surplus	4,429,953	3,773,765
Deficit	(15,650,131)	(18,456,335)

Total shareholders’ equity	64,285,521	54,051,581

Total liabilities and shareholders’ equity	$97,764,305	$82,279,282

Nature and continuance of operations (Note 1)

Commitments and contingencies (Note 13)

Subsequent events (Note 16)

The accompanying notes are an integral part of these consolidated financial statements.

TIMMINS GOLD CORP.

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

(in Canadian dollars, except for per share amounts)

	Three months ended September 30,		Six months ended September 30,
	2010	2009	2010	2009
METAL REVENUES	$20,322,817	$—	$34,655,414	$—

EXPENSES:
Cost of sales	10,132,057	—	18,211,024	—
Amortization and depreciation	2,374,001	15,144	3,510,828	30,704
Asset write down	—	—	2,652	—
Corporate and administrative	1,138,247	926,839	1,911,771	2,113,838
Accretion of asset retirement obligations	31,448	3,146	62,189	6,767
Stock-based compensation (Note 8)	555,615	55,014	1,108,628	104,037

INCOME (LOSS) FROM OPERATIONS	6,091,449	(1,000,143)	9,848,322	(2,255,346)

OTHER INCOME/(EXPENSES):
Other income/(expenses)	4,625	—	10,685	652
Interest expense, net	(2,039,677)	(60,320)	(4,141,949)	(127,510)
Foreign exchange gain/(loss)	(239,512)	498,464	(232,243)	1,015,875
Loss on embedded derivatives	(335,889)	—	(2,935,634)	—

	(2,610,453)	438,144	(7,299,141)	889,017
Income (loss) before taxes	3,480,996	(561,999)	2,549,181	(1,366,329)
Income tax recovery—future	(153,859)	—	(257,023)	—

Net income (loss) and comprehensive income (loss) for the period	$3,634,855	$(561,999)	$2,806,204	$(1,366,329)

Earnings (loss) per share—basic and diluted	$0.03	$(0.01)	$0.02	$(0.01)

Weighted average number of shares outstanding—basic and diluted	135,097,052	114,623,449	133,156,545	91,893,133

The accompanying notes are an integral part of these consolidated financial statements.

TIMMINS GOLD CORP.

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

(in Canadian dollars)

	Three months ended September 30,		Six months ended September 30,
	2010	2009	2010		2009
CASH FLOWS USED IN OPERATING ACTIVITIES
Net income (loss) for the period	$3,634,855	$(561,999)		$2,806,204	$(1,366,329)
Items not affecting cash:
Accretion of asset retirement obligations	31,448	3,146		62,189	6,767
Accretion of vendor loan	—	60,320		—	127,510
Amortization and depreciation	2,374,001	15,144		3,510,828	30,704
Accrued interest on long-term debt Amortization of exploration expenditures	(111,628)	—		1,988,152	—
Loss on embedded derivative	335,889	—		2,935,634	—
Stock-based compensation	555,615	55,014		1,108,628	104,037
Unrealized foreign exchange gain (loss)	36,637	(594,013)		52,728	(1,021,002)
Asset write down	—	—		2,652	—
Future income tax recovery	(153,859)	—		(257,023)	—
Changes in non-cash working capital items:
Accounts receivable	(2,119,548)	109,403		(3,245,787)	(198,262)
Inventory	842,435	—		811,796	—
Prepaid expenses	(88,583)	(106,568)		(274,187)	(71,037)
Accounts payable and accrued liabilities	(530,900)	425,287		403,205	1,503,779
Due from related parties	—	(4,818)		13,456	(39,367)

Cash flows provided by (used in) operating activities	4,806,362	(599,084)		9,918,475	(923,200)

CASH FLOWS PROVIDED (USED) BY FINANCING ACTIVITIES
Shares issued for cash	1,161,251	27,000		6,319,108	12,772,524
Share issue costs	—	(319,132)		—	(944,688)

Cash flows provided by (used in) financing activities	1,161,251	(292,132)		6,319,108	11,827,836

CASH FLOWS USED IN INVESTING ACTIVITIES
Purchase of equipment	(2,161,846)	(1,959,804)		(3,496,883)	(4,640,240)
Expenditures on resource properties	(5,206,610)	(2,616,869)		(11,472,289)	(4,362,062)

Cash flows used in investing activities	(7,368,456)	(4,576,673)		(14,969,172)	(9,002,302)

(Decrease) increase in cash and cash equivalents during the period	(1,400,843)	(5,467,889)		1,268,411	1,902,334
Cash and cash equivalents, beginning of period	5,364,079	8,070,327		2,694,825	700,104

Cash and cash equivalents, end of period	$3,963,236	$2,602,438		$3,963,236	$2,602,438

Cash and cash equivalents comprised of:
Cash	$3,939,412	$2,578,614	$	,939,412	$2,578,614
Cash equivalents	23,824	23,824		23,824	23,824

Total cash and cash equivalents	$3,963,236	$2,602,438		$3,963,236	$2,602,438

Supplemental disclosure with respect to cash flows (Note 11)

The accompanying notes are an integral part of these consolidated financial statements

TIMMINS GOLD CORP.

UNAUDITED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(in Canadian dollars)

	Number of Common Shares	Amount	Number of Convertible Preference Shares	Amount	Warrants	Contributed Surplus	Deficit	Total Shareholders’ Equity
Balance, March 31, 2009	71,730,454	$33,915,729	11,000,000	$13,586,780	$430,400	$3,179,625	$(9,840,415)	$41,272,119
Issued:
Pursuant to private placement (Note 8a)	5,989,500	2,021,008	—	—	374,792	—	—	2,395,800
Pursuant to private placement (Note 8b)	25,873,060	8,359,450	—	—	1,989,774	—	—	10,349,224
Pursuant to exercised options (Note 8c)	775,000	833,370	—	—	—	(377,120)	—	456,250
Pursuant to exercised warrants (Note 8d)	10,703,500	7,764,026	—	—	(1,341,926)	—	—	6,422,100
Share issue costs (Notes 8a and b)	—	(769,542)	—	—	(175,146)	—	—	(944,688)
Warrants issued on financing (Note 10)	—	—	—	—	1,745,436	—	—	1,745,436
Reclassification of warrants exercised in prior years	—	147,025	—	—	(147,025)	—	—	—
Stock-based compensation (Note 8)	—	—	—	—		971,260	—	971,260
Net loss	—	—	—	—		—	(8,615,920)	(8,615,920)

Balance, March 31, 2010	115,071,514	52,271,066	11,000,000	13,586,780	2,876,305	3,773,765	(18,456,335)	54,051,581
Issued:
Pursuant to exercised options (Note 8e)	762,500	959,940	—	—	—	(452,440)	—	507,500
Pursuant to exercised warrants (Note 8f)	9,352,680	7,524,289	—	—	(1,712,681)	—	—	5,811,608
Conversion of preference shares	11,000,000	13,586,780	(11,000,000)	(13,586,780)	—	—	—	—
Stock-based compensation (Note 8)	—	—	—	—	—	1,108,628	—	1,108,628
Net income	—	—	—	—	—	—	2,806,204	2,806,204

Balance, September 30, 2010	136,186,694	$74,342,075	—	$—	$1,163,624	$4,429,953	$(15,650,131)	$64,285,521

The accompanying notes are an integral part of these consolidated financial statements.

TIMMINS GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2010

(Unaudited, in Canadian dollars, except for number of options and per share amounts)

1.	NATURE AND CONTINUANCE OF OPERATIONS

Timmins Gold Corp. (the “Company”) was incorporated on March 17, 2005 under the laws of the Province of British Columbia. The Company is in the business of acquiring, exploring, developing and operating mineral resource properties in Mexico, through its wholly-owned subsidiaries, Timmins Goldcorp Mexico, S.A. de C.V and Molimentales del Noroeste, S.A. de C.V. (“MdN”) ( collectively the “Subsidiary”). MdN owns the San Francisco Mine which was placed into commercial production on April 1, 2010. The Company is listed for trading on the TSX Venture Exchange. The recovery of the Company’s investment in its resource properties is dependent upon sale of mineral products produced from these properties, the possible sale of any of its resource properties and the ability to raise sufficient capital to continue to explore, develop and operate these properties at a profit.

These unaudited interim financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) and, except as described in Note 15, conform in all material respects with accounting principles generally accepted in the United States (“US GAAP”) and are reported in Canadian dollars. The preparation of financial data is based on accounting principles and practices consistent with those used in the preparation of the audited annual financial statements. These unaudited interim financial statements do not include in all respects the annual disclosure requirements of Canadian GAAP and should be read in conjunction with the most recent audited annual statements for years ended March 31, 2010 and 2009. In the opinion of management, all adjustments considered necessary (including reclassifications and normal recurring adjustments) to present fairly the financial position, results of operations and cash flows at September 30, 2010 and for all periods presented, have been included in these financial statements. The interim results are not necessarily indicative of results for the full year ending March 31, 2010 or future operating periods. For further information, see the Company’s annual consolidated financial statements, including the accounting policies and notes thereto.

These consolidated financial statements have been prepared assuming the Company will continue on a going-concern basis. The Company has incurred losses since inception and the ability of the Company to continue as a going-concern depends upon its ability to achieve profitable operations or to continue to raise adequate financing. These factors raise substantial doubt regarding the Company’s ability to continue as a going concern. Since its inception, the Company has reported losses from operations, except for the income reported in this most recent quarter, resulting in a deficit of $15.65 million. As at September 30, 2010, the Company had cash and cash equivalents of $3.96 million and a working capital deficit of $8.03 million.

TIMMINS GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2010

(Unaudited, in Canadian dollars, except for number of options and per share amounts)

2.	CHANGES IN ACCOUNTING POLICY AND PRESENTATION

Restatement of June 30, 2010 interim financial statements

The June 30, 2010 figures have been restated to correct for certain errors related to deferred stripping, depreciation, future income tax recoveries, long-term debt, accrued interest and loss on embedded derivative. The restatement is summarized as follows:

	June 30, 2010
	As reported	As restated
Balance sheet
Inventory	$8,190,866	$6,450,793
Equipment	25,155,762	25,267,355
Resource properties	43,153,726	47,628,313
Current portion of long-term debt	15,789,046	15,414,046
Future income tax	3,947,011	3,906,611
Statement of operations
Cost of sales	10,845,997	8,078,967
Amortization and depreciation	1,215,903	1,136,827
Interest expense, net	2,477,272	2,102,272
Foreign exchange gain	(70,033)	(7,269)
Income tax recovery—future	—	(103,164)
Net loss	4,090,157	828,651
Loss per share—basic and diluted	0.03	0.01

Reclassification

The comparative financial statements have been reclassified to conform to the presentation of the current year financial statements; specifically the Statement of Operations has been reclassified following the commencement of commercial operations at the San Francisco Mine on April 1, 2010.

New accounting pronouncements

CICA has issued new standards which may affect the financial disclosures and results of operations of the Company. The Company will adopt the requirements on the date specified in each respective section and is considering the impact this will have on the consolidated financial statements.

a)	Business combinations, consolidated financial statements and non-controlling interests

CICA sections 1582, 1601 and 1602 replace the former CICA 1581, Business Combinations, and CICA 1600, Consolidated Financial Statements, and establish a new section for accounting for a non-controlling interest in a subsidiary. CICA 1582 is effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011. CICA 1601 and CICA 1602 apply to interim and annual consolidated financial statements relating to years beginning on or after January 1, 2011.

b)	Comprehensive revaluation of assets and liabilities

In August 2009, the CICA amended Section 1625, Comprehensive Revaluation of Assets and Liabilities. This section has been amended as a result of issuing Business Combinations, Section 1582,

TIMMINS GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2010

(Unaudited, in Canadian dollars, except for number of options and per share amounts)

2.	CHANGES IN ACCOUNTING POLICY AND PRESENTATION (continued)

Consolidated Financial Statements, Section 1601, and Non-Controlling Interests, Section 1602, in January 2009. The amendments apply prospectively to comprehensive revaluations of assets and liabilities occurring in fiscal years beginning on or after January 1, 2011. Earlier adoption is permitted as of the beginning of a fiscal year. If the Company adopts this section for a fiscal year beginning before January 1, 2011, it also adopts Section 1582. The adoption of this standard is not expected to have a material impact on the Company’s results of operations or its financial position.

c)	International Financial Reporting Standards (“IFRS”)

In February 2008, the Canadian Accounting Standards Board confirmed that publicly accountable enterprises will be required to adopt IFRS for fiscal years beginning on or after January 1, 2011, with earlier adoption permitted. Accordingly, the conversion to IFRS will be applicable to the Company’s reporting no later than in the first quarter of the fiscal year beginning April 1, 2011, with restatement of comparative information presented.

3.	ACCOUNTS RECEIVABLE

	September 30, 2010	March 31, 2010
Accounts receivable- Gold sales	$5,719,951	$2,525,135
Taxes receivable	3,746,874	3,458,079
Other	103,313	336,369

	$9,570,138	$6,319,583

Taxes receivable are the value added tax payments (“IVA”) made by the Company, which in Mexico, are refundable.

4.	INVENTORY

The major components of the Company’s inventory accounts at September 30 and March 31, 2010 are as follows:

	September 30, 2010	March 31, 2010
Gold in-process	$2,928,128	$4,056,326
Materials and supplies	2,680,230	2,363,828

	$5,608,358	$6,420,154

TIMMINS GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2010

(Unaudited, in Canadian dollars, except for number of options and per share amounts)

4.	INVENTORY (continued)

Cost of sales was comprised of the following:

	Three months ended September 30, 2010	Six months ended September 30, 2010
Costs of mining	$5,405,862	$10,068,221
Crushing and gold recovery costs	2,669,742	4,976,922
Mine site administration costs	1,022,219	1,418,446
Other costs	—	500,568
Transport and refining	81,010	118,669
Net change in Inventory	953,224	1,128,198

	$10,132,057	$18,211,024

5.	EQUIPMENT

	September 30, 2010			March 31, 2010
	Cost	Accumulated Amortization	Net Book Value	Cost	Accumulated Amortization	Net Book Value
Computer equipment	$323,722	$142,301	$181,421	$249,097	$105,932	$143,165
Machinery and equipment	22,971,566	1,026,962	21,944,604	19,784,186	29,931	19,754,255
Leasehold improvements	8,259	6,607	1,652	8,259	5,781	2,478
Mine equipment and buildings	3,832,497	11,114	3,821,383	3,794,602	—	3,794,602
Office furniture and equipment	424,559	67,104	357,455	325,595	49,894	275,701
Vehicles	685,235	231,063	454,172	598,743	171,477	427,266

	$28,245,838	$1,485,151	$26,760,687	$24,760,482	$363,015	$24,397,467

Under the San Francisco Property Acquisition Agreement, the Company agreed to purchase certain mine equipment and buildings from the vendor for US $4,025,000 (or $4,237,200). Originally, payment for the mine equipment and buildings was to be made at any time prior to March 11, 2010, without interest. Therefore to March 31, 2010, the full acquisition price of the US dollar denominated debt had been discounted at an annualized rate of 6.775% to reflect the implied interest rate. The final payment on this obligation in the amount of US $1,730,774 (or $1,775,715) is expected to be paid by December 2010.

6.	RESOURCE PROPERTIES

	September 30, 2010
	Cost	Amortization and Depreciation	Net Book Value

Resource properties	$53,796,352	$2,388,693	$51,407,659

	March 31, 2010
	Cost	Amortization and Depreciation	Net Book Value

Resource properties	$41,698,893	$—	$41,698,893

TIMMINS GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2010

(Unaudited, in Canadian dollars, except for number of options and per share amounts)

6.	RESOURCE PROPERTIES (continued)

	Depletable	Non-depletable	September 30, 2010	March 31, 2010
San Francisco (Note 6a)	$48,858,223	$—	$48,858,223	$39,547,681
El Capomo (Note 6b)	—	448,581	448,581	412,743
Cocula (Note 6c)	—	1,327,565	1,327,565	1,134,633
El Picacho (Note 6d)	—	204,327	204,327	174,630
Other properties (Note 6e)	—	568,963	568,963	429,206

	$48,858,223	$2,549,436	$51,407,659	$41,698,893

a)	San Francisco Property

The Company has title to the Timmins and Timmins II concessions and the Timmins III fraction 1 and 2. These concessions are located in Santa Ana, Sonora, Mexico and are included in the San Francisco Property.

b)	El Capomo Property

The Company has acquired the mineral rights to four claim blocks by staking the Capomo Property in Nayarit, Mexico.

c)	Cocula Property

On July 18, 2007, the Company finalized an option agreement to acquire the Cocula Property in Jalisco, Mexico. The terms of the option agreement require the Company to pay a total of US$1,500,000 over four years, as follows:

US$50,000 on signing the option agreement (paid);

US$50,000 on or before January 18, 2008 (paid)

US$50,000 on or before July 18, 2008 (paid);

US$75,000 on or before June 15, 2009 (paid);

US$75,000 on or before September 15, 2009 (paid);

US$123,437 was paid in July 2010, and US $26,563 was paid in September 2010; and

US$1,050,000 on or before July 18, 2011.

d)	El Picacho Property

On December 11, 2007, the Company entered into an exploration agreement with the option to acquire a 100% interest in the 11 mining properties that comprise the Picacho Project in Sonora, Mexico. The agreement requires the Company to pay the vendor a total of US$1,500,000 over four years, as follows:

US$15,000 on signing the option agreement (paid);

US$15,000 on June 11, 2008 (paid);

US$15,000 on December 11, 2008 (paid);

US$15,000 on June 11, 2009 (paid);

US$15,000 on December 11, 2009 (paid);

US$15,000 on June 11, 2010 (paid);

US$15,000 on December 11, 2010, and

US$1,395,000 on December 11, 2011.

TIMMINS GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2010

(Unaudited, in Canadian dollars, except for number of options and per share amounts)

6.	RESOURCE PROPERTIES (continued)

The vendor will retain a 1.5% net smelter return interest, which is limited to US$1,500,000. The vendor is obligated to sell or transfer to the Company his right to the royalty at any time, upon the Company’s request, for which the Company will pay US$500,000 for every half per cent (0.50%), to a maximum of US$1,500,000.

The Company has also staked an additional 6,500 hectares surrounding the claims and now controls over 7,200 hectares in the Picacho area.

e)	Other Properties

The Company has received title to the Santa Maria del Oro claim in Jalisco, and the Patricia and Norma concessions in the Municipality of Trincheras, Sonora, Mexico.

7.	RELATED PARTY TRANSACTIONS

During the period ended September 30, 2010, the Company entered into the following transactions with related parties:

a)	The Company incurred $141,304 (2009 – $42,609) of geological and consulting fees to directors and officers of the Company for the six month period ended September 30, 2010 and $51,658 (2009- was a recovery of $2,520) for the three months ended September 30, 2010. As of September 30, 2010, $3,041 (March 31, 2010 – $3,469) was advanced to these directors and officers.

b)	The Company incurred $Nil (2009 – $39,367) for rent and administrative expenses on behalf of a company with directors in common for the six months ended September 30, 2010 and $Nil for (2009 – $4,820) for the three months ended September 30, 2010. As of September 30, 2010, $79,200 (March 31, 2010 – $92,656) was due from this company.

c)	In the six months ended September 30, 2009, the Company paid $32,400 (2009 – $33,600) as consulting fees to its Chief Financial Officer and $12,000 of consulting fees to a director of the Company.

The transactions with related parties were in the normal course of operations and were measured at the exchange amount which represented the amount of consideration established and agreed to by the parties.

8.	SHARE CAPITAL

Authorized:

unlimited number of common shares without par value

unlimited number of convertible preference shares without par value, with the same rights as the common shares on dissolution and similar events. These shares have no voting rights and are not entitled to dividend payments.

a)

On April 21, 2009, the Company closed a second tranche of a private placement (the first tranche closed in June 2008). This tranche consisted of 5,989,500 units at a price of $0.40 per unit, for gross proceeds of $2,395,800. Each unit consisted of one common share and one-half of one share purchase warrant. Each whole warrant entitles the holder to purchase an additional common share at an exercise price of $0.60 per share until April 21, 2010. A fair value of $374,792 was assigned to the warrants and

TIMMINS GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2010

(Unaudited, in Canadian dollars, except for number of options and per share amounts)

8.	SHARE CAPITAL (continued)

was determined using the Black-Scholes model. The assumptions used were a risk-free interest rate of 0.98%, an expected life of one year, annualized volatility of 120%, and a dividend rate of 0%. The Company incurred expenses of $207,514 related to this offering.

b)	On June 17, 2009, the Company closed the third tranche of the non-brokered private placement. This tranche consisted of 25,873,060 units at a price of $0.40 per unit, for gross proceeds of $10,349,224. Each unit consisted of one common share and one-half of one share purchase warrant. Each whole warrant entitles the holder to purchase an additional common share at an exercise price of $0.60 per share until June 17, 2010. A fair value of $1,989,774 was assigned to the warrants and was determined using the Black-Scholes model. The assumptions used were a risk-free interest rate of 1.27%, an expected life of one year, annualized volatility of 125%, and a dividend rate of 0%. The Company incurred expenses of $737,174 related to this offering.

c)	During the year ended March 31, 2010, 775,000 options were exercised at prices ranging from $0.55 to $0.70 $377,120 was transferred from contributed surplus.

d)	During the year ended March 31, 2010, 10,703,500 warrants were exercised at a price of $0.60. $1,341,926 was transferred to share capital.

e)	During the six month period ended September 30, 2010, 762,500 options were exercised at prices ranging from $0.35 to $1.00. $452,440 was transferred from contributed surplus.

f)	During the six month period ended September 30, 2010, 9,352,680 warrants were exercised at an average price of $0.62. $1,712,681 was transferred to share capital.

Options

The Company has an incentive stock option plan in place under which it is authorized to grant options to executive officers, directors, employees and consultants. The Company at no time may have more than 10% of the outstanding issued common shares reserved for incentive stock options granted to any one individual. Options granted under the plan will have a term not to exceed five years, have an exercise price not less than the Discounted Market Price as defined by the TSX Corporate Finance Manual and vest over a period of twelve months.

Stock option transactions and the number of stock options outstanding are summarized as follows:

	Shares	Weighted Average Exercise Price
Outstanding, March 31, 2009	6,262,500	$0.62
Granted	2,800,000	1.00
Exercised	(775,000)	0.59
Expired	(337,500)	0.50

Outstanding, March 31, 2010	7,950,000	0.77
Exercised	(762,500)	0.59
Expired	(610,000)	0.77

Outstanding, September 30, 2010	6,577,500	$0.77

Exercisable, September 30, 2010	5,893,125	$0.75

TIMMINS GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2010

(Unaudited, in Canadian dollars, except for number of options and per share amounts)

8.	SHARE CAPITAL (continued)

Stock options outstanding at September 30, 2010 are as follows:

Number of Options Outstanding	Number of Options Exercisable	Exercise Price	Expiry Date
225,000	225,000	$0.55	December 31, 2010
1,020,000	1,020,000	$0.35	July 25, 2011
1,250,000	1,250,000	$0.70	May 11, 2012
100,000	100,000	$0.50	July 18, 2012
1,245,000	1,245,000	$0.75	November 27, 2012
2,462,500	1,846,875	$1.00	November 13, 2014
275,000	206,250	$1.00	November 27, 2014

6,577,500	5,893,125

*	75,000 of these options were exercised after September 30, 2010 (See Note 16).

Warrants

Warrant transactions and the number of warrants outstanding are summarized as follows:

	Number of Warrants	Weighted Average Exercise Price
Outstanding, March 31, 2009	3,125,000	$0.60
Issued (Notes 8 a, b and 10)	18,931,280	0.63
Exercised (Note 8d)	(10,703,500)	0.60

Outstanding, March 31 ,2010	11,352,780	0.65
Exercised (Note 8f)	9,352,680	0.62
Expired	100	0.60

Outstanding, September 30, 2010	2,000,000	$0.80

Warrants outstanding at September 30, 2010 are as follows:

Number of Warrants	Exercise Price	Expiry Date
2,000,000	$0.80	January 26, 2012

Stock-based compensation

The total fair value of stock options recognized as an expense during the six month period ended September 30, 2010 was $1,108,628 (2009 – $104,037).There were no option grants in the three and six month periods ended September 30, 2010.

TIMMINS GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2010

(Unaudited, in Canadian dollars, except for number of options and per share amounts)

8.	SHARE CAPITAL (continued)

The following assumptions were used for the Black-Scholes valuation of stock options and agents’ compensation options granted in 2009:

2009
Risk-free interest rate	1 -2.75%
Expected life of options	1-4 years
Annualized volatility	89 -119%
Dividend rate	0.00%

The fair value of each option award is estimated on the date of grant using the Black-Scholes option valuation model that uses the assumptions noted in the table above. Because Black-Scholes option valuation models incorporate ranges of assumption for inputs, those ranges are disclosed. Expected volatilities are based on historical volatility of the Company’s stock, and other factors. The Company uses historical data to estimate option exercise and employee termination within the valuation model; separate groups of employees that have similar historical exercise behaviour are considered separately for valuation purposes. The expected term of options granted represents the period of time that options granted are expected to be outstanding; the range given above results from certain groups of employees exhibiting different behaviour. The risk-free rate of periods within the contractual life of the option is based on the Canadian government bonds rate.

9.	ASSET RETIREMENT OBLIGATIONS

	September 30, 2010	March 31, 2010
Balance, beginning of the period	$929,382	$222,236
Accretion	32,386	13,465
Effect of foreign exchange	9,083	(43,402)
Change in estimate	—	737,083

Balance, end of the period	$970,851	$929,382

The asset retirement obligations consist of mine closure, reclamation and retirement obligations for mine facilities and infrastructure.

During the year ended March 31, 2010, the Company reassessed its asset retirement obligation estimate based on an independent technical report and to reflect the additional liability incurred with the commencement of mining operations. The total undiscounted amount of estimated cash flows required to settle the retirement obligations of the San Francisco Property is US$1,041,244 (March 31, 2010: US$1,041,244), which has been discounted using a credit-adjusted interest rate of 6.674%. All asset retirement obligations are not expected to be paid for several years in the future and are intended to be funded from cash balances at the time of the mine closure.

10.	LONG TERM DEBT

On January 22, 2010, the Company issued US$15 million in notes to Sprott Asset Management LP (the “Gold Loan”). Gold Loan holders were also granted an aggregate of 3 million share purchase warrants

TIMMINS GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2010

(Unaudited, in Canadian dollars, except for number of options and per share amounts)

10.	LONG TERM DEBT (continued)

exercisable for 24 months at a price of $0.80. These warrants were valued at $1,745,436. The warrants were valued using the Black-Scholes model with the following assumptions: (i) volatility-67%, (ii) interest rate-1.21%, (iii) term-730 days and (iv) dividends-nil. During the three month period ended September 30, 2010, 1,000,000 of these warrants were exercised.

The Gold Loan is to be repaid in 12 equal monthly installments commencing August 2010. At the time of payment, each payment shall be equivalent in value to 1,667 ounces of gold (a total of 20,004 ounces). The Company has guaranteed the Gold Loan holders a minimum rate of return of 15% per annum and the Gold Loan is secured by among other things a first charge on the assets of MdN.

The total loan payable at the initial transaction date was $14,137,500. For the six months ended September 30, 2010, the interest expense on this debt was $3,936,159. As of March 31, 2010, the Company accrued and capitalized to mineral property $1.37 million of interest expense which amount was recorded as current portion of long term debt. In addition, in accordance with CICA section 3855 the Company fair valued an embedded derivative associated with this liability and a charge to earnings of $3,559,060 was recorded as a debt. The table below summarizes the Gold Loan accounts:

Loan proceeds at issuance	$15,882,937
Value attributed to warrants	(1,745,437)

Loan carrying value	$14,137,500

	September 30, 2010	March 31, 2010
Current portion of carrying value and accrued interest	$17,426,507	$8,045,163
Unrealized loss on embedded derivative	3,559,060	—

	$20,985,567	$8,045,163

Long-term portion of carrying value	$—	$7,465,137
Unrealized loss on embedded derivative	—	623,426

	$—	$8,088,563

11.	SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

Significant non-cash transactions were as follows:

	Six months ended September 30,
	2010	2009
Accrual of obligations for equipment and assets retirement obligation accretion (including IVA and foreign exchange)	$47,470	$67,147
Recognition and accretion of long term debt (including IVA)	44,703
Amortization expenses allocated to development expenditures	1,097,534	46,524
Fair value of warrants issued for financings	—	2,364,566
Fair value of converted preferred shares	13,586,780	—

TIMMINS GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2010

(Unaudited, in Canadian dollars, except for number of options and per share amounts)

11.	SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS (continued)

During the periods ended September 30, 2010 and 2009, the Company made no payments relating to income tax. It did pay $2,161,233 with respect to interest on the Gold Loan and an additional $2,244,269 was paid in the first week of October.

12.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

a)	Categories of financial assets and liabilities

In accordance with Canadian GAAP, financial instruments are classified into one of the five following categories: held-for-trading, held-to-maturity investments, loans and receivables, available-for-sale financial assets and other financial liabilities. Cash and cash equivalents are designated as held-for-trading and their carrying value approximates fair value as they are cash or they are readily convertible to cash in the normal course. Accounts receivable and amounts due from related parties are classified as loans and receivables. Their carrying value approximates fair value due to their limited time to maturity and ability to convert them to cash in the normal course. Accounts payable , the vendor loan, the Gold Loan and other long term debt are classified as other financial liabilities. Accretion on the vendor loan has been determined using a market related interest rate and the amortized cost of the Gold Loan is calculated using the effective interest rate method and as such their carrying values approximate fair value.

Amended CICA section 3862 establishes a fair value hierarchy that reflects the significance of inputs used in making fair value measurements as follows:

Level 1- quoted prices in active markets for identical assets or liabilities;

Level 2- inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. from derived prices); and

Level 3- inputs for the asset or liability that are not based upon observable market data.

At September 30, 2010, the following table sets forth the levels in the fair value hierarchy into which the Company’s financial assets and liabilities are measured and recognized in the balance sheet. Assets are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

	Level 1	Level 2
Cash and cash equivalents	$3,963,236	$—
Embedded derivative	—	3,559,060

The Company has determined the estimated fair values of its financial instruments based upon appropriate valuation methodologies. At September 30, 2010, there were no financial assets or liabilities measured and recognized in the balance sheet at fair value that would be categorized as Level 3 in the fair value hierarchy above.

b)	Derivative financial instruments

The Company may utilize financial instruments to manage the risks associated with fluctuations in the market prices of gold and silver and foreign exchange rates. At September 30, 2010, the Company had not entered into any such derivative contracts.

TIMMINS GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2010

(Unaudited, in Canadian dollars, except for number of options and per share amounts)

12.	FINANCIAL INSTRUMENTS (continued)

c)	Risk management

The Company’s operations consist of acquiring, exploring and developing and operating mineral resource properties in Mexico. The Company examines the various financial risks to which it is exposed and assesses the impact and likelihood of occurrence. These risks may include credit risk, liquidity risk, currency risk, interest rate risk and commodity price risks. The Company’s risk management program strives to evaluate the unpredictability of financial and commodity markets and its objective is to minimize the potential adverse effects of such risks on the Company’s financial performance, where financially feasible to do so. When deemed material, these risks may be monitored by the Company’s corporate finance group and they are regularly discussed with the Board of Directors or one of its committees.

(i) Credit risk

Counterparty credit risk is the risk that the financial benefits of contracts with a specific counterparty will be lost if a counterparty defaults on its obligations under the contract. This includes any cash amounts owed to the Company by those counterparties, less any amounts owed to the counterparty by the Company where a legal right of set-off exists and also includes the fair values of contracts with individual counterparties which are recorded in the financial statements. The Company’s credit risk is predominantly limited to cash balances held in financial institutions, the recovery of IVA from the Mexican tax authorities and for any gold and silver sales and related receivables. The maximum exposure to the credit risk is equal to the carrying value of such financial assets. At September 30, 2010, the Company expects to recover the full amount of such assets.

The objective of managing counterparty credit risk is to minimize potential losses in financial assets. The Company assesses the quality of its counterparties, taking into account their credit worthiness and reputation, past performance and other factors. Cash and short term investments are only deposited with or held by major financial institutions where the Company conducts its business. In order to manage credit and liquidity risk the Company invests only in highly rated investment grade instruments that have maturities of three months or less. Limits are also established based on the type of investment, the counterparty and the credit rating.

Gold and silver sales are made to a limited number of large international organizations specializing in the precious metals markets. The Company believe them to be of sound credit worthiness and to date, all receivable have been settled in accordance with agreed upon terms and conditions.

(ii) Commodity price risks

Beginning with the commissioning of the San Francisco Mine, the Company is exposed to price risk associated with the volatility of the market price of commodities and in particular gold and silver and also to many consumables that are used in the production of gold and silver dore. The prices of most commodities are determined in international markets and as such the Company has limited or no ability to control or predict the future level of most commodity prices. In some instances, the Company may have the ability to enter into derivative financial instruments to manage the Company’s exposure to changes in the price of commodities such as gold, silver, oil and electricity. At this time, the Company has elected not to actively manage its exposure to commodity price risk through the use of derivative financial instruments.

TIMMINS GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2010

(Unaudited, in Canadian dollars, except for number of options and per share amounts)

12.	FINANCIAL INSTRUMENTS (continued)

The Company entered into the Gold Loan to partially finance the resumption of mining activities at the San Francisco Mine. As repayment of this obligation is referenced to the spot price of gold, any increase in the price of gold will increase the cost of borrowing related to this financing. For example, at September 30, 2010 for each US$100 per ounce increase in the price of gold, the cost of repaying this obligation will increase by US$1,667,000 over remaining ten monthly payments.

(iii) Liquidity risk

The Company has a planning and budgeting process in place to help determine the funds required to support the Company’s normal operating requirements and its exploration and production plans. Because the Company remains in its formative stages, no assurance may be given that external financing will be available should the Company’s Board of Director determine that such financing will be necessary. The Company’s overall liquidity risk has increased since the San Francisco mine was placed into commercial production.

(iv) Currency risk

The Company’s functional currency is the Canadian dollar and therefore the Company’s net loss and other comprehensive loss are impacted by fluctuations in the value of foreign currencies in relation to the Canadian dollar. The Company’s foreign currency exposures comprise cash and cash equivalents, metal sales and accounts receivable, accounts payable, accrued liabilities, the Gold Loan and future income tax liabilities, denominated in Mexican pesos and United States dollars. The San Francisco Mine has operating costs that may be denominated in or referenced to either the Mexican peso or the United States dollar. In addition, several of the Company’s agreements to acquire properties in Mexico may result in option payments by the Company denominated in Mexican pesos or in United States dollars. At the present time, the Company does not use any derivative instruments to reduce its exposure to fluctuations in foreign exchange rates. Appreciation in the Mexican peso and the United States dollar against the Canadian dollar will increase the cost of operations in Mexico. A decrease in the United States dollar against the Canadian dollar will result in a loss to the extent that funds are held in United States dollars and its revenue will fall as gold and silver are priced in United States dollars. The Company partially offsets its exposure to foreign exchange risk, principally with respect to the Mexican peso, by maintaining currency balances in Mexican pesos to offset operating costs, amounts payable and tax liabilities that are denominated in pesos. Some balance sheet and income statement exposure remains as it is not possible to fully forecast the peso currency requirements and peso receipts in future periods. The Company is also exposed to inflation risk in Mexico.

The approximate sensitivity of the Company’s net income and other comprehensive income for the three months ended September 30, 2010 due to changes in the exchange rate for the Mexican peso in relation to the Canadian dollar is summarized in the following table expressed as a decrease in the net income and comprehensive income for each 10% appreciation in the peso against the Canadian dollar:

Net income and other comprehensive income	$1.5 million

A 10% depreciation of the Mexican peso against the Canadian dollar would have a similar increase in net income.

A 10% appreciation in the US dollar in relation to the Canadian dollar would have increased the Company’s net income and comprehensive income for the three months ended September 30, 2010, 2010 by approximately:

TIMMINS GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2010

(Unaudited, in Canadian dollars, except for number of options and per share amounts)

12.	FINANCIAL INSTRUMENTS (continued)

Net income and other comprehensive income	$2.8 million

A 10% depreciation of the US dollar against the Canadian dollar would have a similar decrease in net income.

(v) Interest rate risk

The Company’s interest revenue earned on cash and cash equivalents is exposed to interest rate risk. The Company does not enter into derivative contracts to manage this risk, and the Company’s exposure to interest rate risk is very low as the Company has limited short term investments. In addition, the Company has and may incur additional interest bearing debt obligations. The Company has elected not to enter into interest rate swaps or other instruments to actively manage such risks. In addition, in January, 2010, the Company entered into the Gold Loan and increases in the price of gold will increase the effective borrowing cost of this obligation (see Commodity price risk). The Company has chosen not to hedge its exposure to changes in the price of gold with respect to the Gold Loan.

(vi) Fair value disclosures

The carrying values of cash and cash equivalents, amounts receivable, prepaid expenses, and accounts payable approximate their fair value based on their short term nature. The carrying value of the vendor loan approximates its fair value as it has been discounted at an interest rate approximating current market rates. The carrying value of the gold loan approximates fair value as it has been amortized using the effective interest method and its embedded derivative is fair valued at each reporting period.

13.	COMMITMENTS AND CONTINGENCIES

a)	The Company has lease commitments for office premises and equipment, which require future minimum lease payments for the fiscal years ended as follows:

2011 (six months)	$81,105
2012	13,520

The lease commitments include a guarantee provided by the Company for the office premises at its corporate office.

b)	Under Mexican regulations, the Company may be obligated to remit taxes to the government on payments made for the acquisition of mineral claims in the event that the recipients of such payments fail to make the required tax remittances relating to those payments. The outcome of this matter is not determinable. The maximum potential remittance is approximately $477,649; however, the Company believes it has substantive defenses against any claims.

c)	On March 1, 2010, the Company re-entered into a consulting agreement with Grandich Publications, LLC (“Grandich”). Grandich is paid a monthly fee of US$2,000. The agreement was for a period of twelve months.

d)	The Company has entered into a mining contract with Peal de Mexico, S.A. de C.V. (“Peal”). The contract is for 42 months, and is at a contracted price of US$1.59 per ton (plus IVA). Under the Peal contract, the Company is responsible for demobilization costs of US$900,000 (plus IVA) payable one month prior to the end of the mining contract. These obligations have been recorded at an annualized discount rate of 6.775%, reflecting the implied interest rate, and calculated according to the formula stipulated in the contract. This obligation is recorded at $1,080,293 (March 31, 2010 – $1,035,590).

TIMMINS GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2010

(Unaudited, in Canadian dollars, except for number of options and per share amounts)

14.	SEGMENTED INFORMATION

The Company primarily operates in one reportable operating segment, being the acquisition, exploration, development and operation of mineral resource properties located in Mexico with a corporate office located in Canada. Geographic information is as follows:

	Total Assets	Equipment	Resource Properties	Inventory	Other Assets
September 30, 2010
Canada	$1,096,244	$30,207	$—	$—	$1,066,037
Mexico	96,668,061	26,730,480	51,407,659	5,608,358	12,921,564

	$97,764,305	$26,760,687	$51,407,659	$5,608,358	$13,987,601

March 31, 2010
Canada	$1,039,142	$28,472	$—	$—	$1,010,670
Mexico	81,240,140	24,368,995	41,698,893	6,420,154	8,752,098

	$82,279,282	$24,397,467	$41,698,893	$6,420,154	$9,762,768

For the six month period ended September 30, 2010, the segmented results from operations was as follows:

	Mexico	Canada	Consolidated
Metal revenues	$34,655,414	$—	$34,655,414
Expenses:
Cost of sales	18,211,024	—	18,211,024
Amortization and depreciation	2,581,133	929,695	3,510,828
Asset write downs	2,652	—	2,652
Corporate and administration	85,099	1,826,672	1,911,771
Accretion of reclamation liability	62,189	—	62,189
Stock-based compensation	—	1,108,628	1,108,628

Income (loss) from operations	13,713,317	(3,864,995)	9,848,322
Other income (expenses)
Other income	10,685	—	10,685
Interest expense, net	(64,519)	(4,077,430)	(4,141,949)
Foreign exchange loss	(7,904)	(224,339)	(232,243)
Loss on embedded derivative	—	(2,935,634)	(2,935,634)

Net income (loss) before tax recovery—future	13,651,579	(11,102,398)	2,549,181
Income taxes	(257,023)	—	(257,023)

Net income (loss) after tax	$13,908,602	$(11,102,398)	$2,806,204

TIMMINS GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2010

(Unaudited, in Canadian dollars, except for number of options and per share amounts)

14.	SEGMENTED INFORMATION (continued)

For the three month period ended September 30, 2010, the segmented results from operations was as follows:

	Mexico	Canada	Consolidated
Metal revenues	$20,322,817	$—	$20,322,817
Expenses:
Cost of sales	10,132,057	—	10,132,057
Amortization and depreciation	1,446,540	927,461	2,374,001
Asset write downs	—	—	—
Corporate and Administration	38,108	1,100,139	1,138,247
Accretion of reclamation liability	31,448	—	31,448
Stock-based compensation	—	555,615	555,615

Income (loss) from operations	8,674,664	(2,583,215)	6,091,449
Other income (expenses)
Other income	4,625	—	4,625
Interest expense, net	738	(2,040,415)	(2,039,677)
Foreign exchange loss	(169,862)	(69,650)	(239,512)
Loss on embedded derivative	—	(335,889)	(335,889)

Net income (loss) before tax recovery—future	8,510,165	(5,029,169)	3,480,996
Income taxes	(153,859)	—	(153,859)

Net income (loss) after tax	$8,664,024	$(5,029,169)	$3,634,855

TIMMINS GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2010

(Unaudited, in Canadian dollars, except for number of options and per share amounts)

15.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These consolidated financial statements have been prepared in accordance with Canadian GAAP. The following adjustments and additional disclosures would be required in order to present the financial statements in accordance with US GAAP and with practices prescribed by the Securities and Exchange Commission at September 30, 2010 and March 31, 2010 and for the three months and six months ended September 30, 2010 and 2009.

Under US GAAP, the major balance sheet items would be adjusted as follows:

Consolidated balance sheets

	At September 30, 2010	At March 31, 2010
Total assets under Canadian GAAP	$97,764,305	$82,279,282
Prior period exploration expenditure (a)	(11,374,755)	(12,267,819)
Current period exploration expenditure (a)	(223,782)	893,064
Deferred financing costs (b)	374,943	585,420
Deferred startup costs and revenues (c)	(2,911,394)	(3,525,639)
Deferred stripping costs (d)	(4,145,451)	—

Total assets under US GAAP	$79,483,866	$67,964,308

Total liabilities under Canadian GAAP	$33,478,784	$28,227,701
Deferred income taxes on start up costs and revenues (c)	(279,703)	(80,202)

Total liabilities under US GAAP	$33,199,081	$28,147,499

Total shareholders’ equity under Canadian GAAP	$64,285,521	$54,051,581
Exploration expenditure (a)	(11,598,537)	(11,374,755)
Deferred financing costs (b)	374,943	585,420
Adjustment for deferred startup costs and revenues (c) Deferred income taxes on start up costs and revenues (c)	(2,911,394 279,703)	(3,525,639 80,202)
Deferred stripping costs (d)	(4,145,451)	—

Total shareholders’ equity under US GAAP	$46,284,785	$39,816,809

Total liabilities and shareholders’ equity under Canadian and US GAAP	$79,483,866	$67,964,308

TIMMINS GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2010

(Unaudited, in Canadian dollars, except for number of options and per share amounts)

15.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

Under US GAAP, the net loss would be adjusted as follows:

Consolidated comprehensive net loss

	Six months ended September 30, 2010	Six months ended September 30, 2009
Net income (loss) and comprehensive income (loss) under Canadian GAAP	$2,806,204	$(1,366,329)
Exploration expenditure (a)	(223,782)	(235,320)
Deferred financing costs (b)	(210,477)	—
Startup costs and revenue amortization (c) Deferred income tax on start up costs and revenues (c)	614,246 199,501	— —
Deferred stripping costs (d)	(4,145,451)	—

Net loss and comprehensive loss under US GAAP	$(959,759)	$(1,601,649)

Loss per share – basic and diluted under US GAAP	$(0.01)	$(0.02)

Weighted average number of shares outstanding – basic and diluted under Canadian and US GAAP	133,156,545	91,893,133

	Three months ended September 30, 2010	Three months ended September 30, 2009
Net income (loss) and comprehensive income (loss) under Canadian GAAP	$3,634,855	$(561,999)
Exploration expenditure (a)	(102,992)	(135,094)
Deferred financing costs (b)	(106,548)	—
Startup cost and revenue amortization (c) Deferred income tax on start up cost and revenue (c)	369,702 119,428	— —
Deferred stripping costs (d)	(1,410,937)	—

Net income (loss) and comprehensive income (loss) under US GAAP	$2,503,508	$(697,093)

Income (loss) per share – basic and diluted under US GAAP	$0.02	$(0.01)

Weighted average number of shares outstanding – basic and diluted under Canadian and US GAAP	135,097,052	114,623,449

TIMMINS GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2010

(Unaudited, in Canadian dollars, except for number of options and per share amounts)

15.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

Under US GAAP, the cash flows would be adjusted as follows:

Consolidated statements of cash flows

	Six months ended September 30, 2010	Six months ended September 30, 2009
Cash flows used in operating activities under Canadian GAAP	$9,918,475	$(923,200)
Increase in loss from exploration expenditure (a)	(223,782)	(235,320)
Reduction in loss from deferred financing costs (b)	374,943	—
Reduction in loss from startup costs and revenues amortization (c)	614,246	—
Reduction in income from deferred stripping costs (d)	(7,632,064)	—

Cash flows used in operating activities US GAAP	3,051,818	(1,158,520)

Cash flows provided by financing activities under Canadian and US GAAP	6,319,108	11,827,836

Cash flows used in investing activities under Canadian GAAP	(14,969,172)	(9,002,302)
Adjustment for exploration expenditure (a)	223,782	235,320
Adjustment for deferred financing costs (b)	(374,943)	—
Adjustment for deferred startup costs amortization(c)	(614,246)	—
Adjustment for deferred stripping costs (d)	7,632,064	—

Cash flows used in investing activities under US GAAP	(8,102,515)	(8,766,982)

Increase in cash and cash equivalents during the year	1,268,411	1,902,334
Cash and cash equivalents, beginning of year	2,694,825	700,104

Cash and cash equivalents, end of year	$3,963,236	$2,602,438

TIMMINS GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2010

(Unaudited, in Canadian dollars, except for number of options and per share amounts)

15.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

	Three months ended September 30, 2010	Three months ended September 30, 2009
Cash flows used in operating activities under Canadian GAAP	$4,806,362	$(599,084)
Increase in loss from exploration expenditure (a)	(102,992)	(135,094)
Reduction in loss from deferred financing costs (b)	478,872	—
Reduction in loss from startup costs and revenues amortization (c)	369,702	—
Reduction in income from deferred stripping costs (d)	(3,157,477)	—

Cash flows used in operating activities US GAAP	2,394,467	(734,178)

Cash flows provided by financing activities under Canadian and US GAAP	1,161,251	(292,132)

Cash flows used in investing activities under Canadian GAAP	(7,368,456)	(4,576,673)
Adjustment for exploration expenditure (a)	102,992	135,094
Adjustment for deferred financing costs (b)	(478,872)	—
Adjustment for deferred startup costs and revenues amortization(c)	(369,702)	—
Adjustment for deferred stripping costs (d)	3,157,477	—

Cash flows used in investing activities under US GAAP	(4,956,561)	(4,441,579)

Decrease in cash and cash equivalents during the year	(1,400,843)	(5,467,889)
Cash and cash equivalents, beginning of year	5,364,079	8,070,327

Cash and cash equivalents, end of year	$3,963,236	$2,602,438

(a)	Exploration expenditures

Under Canadian GAAP, exploration expenditures may be capitalized during the search for commercially mineable minerals and amortized on a unit of production basis based on proven and probable reserves once commercial production has commenced. Under US GAAP, exploration expenditures can only be deferred subsequent to the determination that economically recoverable proven or probable mineral reserves exist at which time costs incurred to bring the mine into production are capitalized as development costs.

For US GAAP purposes, it was determined that San Francisco resource property had met the criteria for capitalization of development costs, effective April 1, 2009. Prior to April 1, 2009, the exploration expenditures incurred were expensed under US GAAP.

Exploration expenditures incurred on all the resource properties was cumulatively $11,374,755 at September 30, 2010. During the three and six months ended September 30, 2010, the Company incurred $102,992 and $223,782 respectively on exploration expenditures ($135,094 and $235,320 for the three and six months ended September 30, 2009) which is to be expensed under US GAAP.

For the purposes of the consolidated statements of cash flows, these costs are classified as cash used in investing activities under Canadian GAAP and cash used in operating activities under US GAAP.

(b)	Debt financing costs

Under Canadian GAAP, the Company’s policy is to expense debt financing costs when they are incurred. For US GAAP, these costs are capitalized and amortized using effective interest rate method over the term of the related debt.

TIMMINS GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2010

(Unaudited, in Canadian dollars, except for number of options and per share amounts)

15.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

(c)	Deferred startup costs and revenues

Effective December 10, 2009, the San Francisco resource property commenced production under US GAAP and April 1, 2010 under Canadian GAAP. As a result, adjustments to assets and net loss have been recorded for the difference in the cumulative costs capitalized and the timing of when amortization commenced over proven and probable reserves. Under Canadian GAAP, startup costs and revenues from a newly commissioned operation are deferred as a component of resource property costs until commercial production is established and then amortized on the unit-of production-basis.

Under US GAAP, startup costs and revenues from a newly commissioned operation are recognized as incurred. There were differences between Canadian GAAP and US GAAP for the startup costs and revenues during the period between December 10, 2009 and March 31, 2010 because commercial production commenced December 10, 2009 under US GAAP and April 1, 2010 under Canadian GAAP. However, there was no difference between Canadian GAAP and US GAAP during the period between April 1, 2010 and September 30, 2010 for the startup costs and revenues because commercial production has commenced under both Canadian GAAP and US GAAP as of April 1, 2010. Prior to December 10, 2009, there had not been any startup costs incurred or revenues earned by the Company.

There is a difference in amortization between Canadian GAAP and US GAAP due to the difference in amortization basis. Amortization has started on April 1, 2010 under Canadian GAAP while it has started on December 10, 2009 under US GAAP. The difference in amortization was $369,702 and $614,246 for the three and six months ended September 30, 2010 (2009—$nil for both the three and six months ended September 30, 2009).

(d)	Deferred stripping costs

Under Canadian GAAP, stripping costs that represent a betterment to resource properties are capitalized and amortized using the units-of-production method over proven and probable reserves. Under U.S. GAAP, stripping costs incurred during the production stage of a mine are included in the cost of inventory produced during the period in which the stripping costs were incurred.

(e)	Income taxes

Under Canadian GAAP, future tax assets and liabilities are recorded at substantively enacted tax rates. Under US GAAP, deferred tax assets and liabilities are recorded at enacted tax rates. There were no significant differences between enacted and substantively enacted tax rates for any of the periods presented.

Tax differences can arise from differing treatment of various assets and liabilities. For example, certain costs are capitalized under Canadian GAAP and expensed under US GAAP as described in above. An analysis of these differences indicates that there are larger potential tax benefits under US GAAP, but a valuation allowance has been applied to all the financial statement recognition and measurement of a tax position taken or expected to be take in a tax return. US GAAP requires the Company recognize in its consolidated financial statements only those tax positions that are “more-likely-than-not” of being sustained based on the technical merits of the position. Under current conditions and expectations, the Company does not foresee any significant changes in unrecognized tax benefits that would be have a material impact on the Company’s financial statements. The Company recognizes interest accrued related to unrecognized tax

TIMMINS GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2010

(Unaudited, in Canadian dollars, except for number of options and per share amounts)

15.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

benefits in interest expense and penalties in operating expenses. The Company has not accrued interest or penalties related to uncertain tax positions as of September 30, 2010. Management is currently unaware of any issues under review that could results in significant payments, accruals or material deviations from its position.

(f)	Stock-based compensation

For US GAAP purposes, all stock-based payments to employees, including grants of employee stock options, are recognized in results from operations based on the fair values of options expected to vest. In calculating compensation to be recognized, US GAAP requires the Company to estimate forfeitures. For Canadian GAAP, the Company accounts for forfeitures as they occur. Management has evaluated their estimated forfeiture rate and the effect of the estimated forfeitures is not material. Accordingly no adjustments for any of the periods were required.

The fair value of each option award is estimated on the date of grant using the Black-Sholes option valuation model that uses the assumptions noted in the table above. Because Black-Sholes option valuation models incorporate ranges of assumption for inputs, those ranges are disclosed. Expected volatilities are based on historical volatility of the Company’s stock, and other factors. The Company uses historical data to estimate option exercise and employee termination within the valuation model; separate groups of employees that have similar historical exercise behaviour are considered separately for valuation purposes. The expected term of options granted is derived from the output of the option valuation model and represents the period of time that options granted are expected to be outstanding; the range given above results from certain groups of employees exhibiting different behaviour. The risk-free rate of periods within the contractual life of the option is based on the Canadian government bond rate.

The weighted average remaining contractual term for the outstanding options at September 30, 2010 was 2.6 years (March 31, 2010 – 2.87 years). The weighted average remaining contractual term for the exercisable options aat September 30, 2010 was 2.4 years.

Stock options vested or expected to vest at September 30, 2010 was 5,893,125 with a weighted average exercise price of $0.75. At March 31, 2010 the vested or expected to vest was 5,850,000 with a weighted average exercise price of $0.68.

The total fair value of stock options vested during the three and six months ended September 30, 2010 was $555,615 and $1,108,628 respectively. (2009 – $55,014 and $104,037 for the three and six months ended, respectively).

The total intrinsic value of stock options exercised during the three and six months ended September 30, 2010 was $748,500 and $873,500 respectively (2009 – $9,000 and $9,000 for the three and six months ended, respectively).

The aggregate intrinsic value of options outstanding at September 30, 2010 is $9.3 million, whereas the aggregate intrinsic value of options exercisable at September 30, 2010 is $8.5 million.

The total fair value of stock options recognized as an expense during the three months ended September 30, 2010 was $555,615 (2009 – $55,014)

There were no recognized tax benefit related to compensation costs from stock-based payment recognized in the statements of operation for the three and six months ended September 30, 2010 or 2009.

TIMMINS GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2010

(Unaudited, in Canadian dollars, except for number of options and per share amounts)

15.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

At September 30, 2010, total unrecognized compensation cost related to non-vested stock options granted prior to that date was $0.3 million which is expected to be recognized over 1.5 months.

The Company received cash from the exercise of stock options for the three and six months ended September 30, 2010 was $361,250 and $507,500 respectively (2009 – $27,500 and $27,500 for the three and six months ended, respectively). Upon option exercise, the Company issues new shares of stock.

(g)	Convertible preference shares

On liquidation, dissolution, winding up or other distribution of assets of the Company, the holders of the convertible preference shares would participate ratably in equal amounts per share without preference in the remaining assets of the Company with holders of common shares. There is no difference in the accounting for the shares between US GAAP and Canadian GAAP.

(h)	Impact of adoption of new accounting pronouncements

In September 2006, the FASB issued ASC 820, Fair Value Measurements and Disclosures (“ASC 820”), effective for fiscal periods beginning after November 15, 2007. ASC 820 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. In December 2007, the FASB provided for a one-year deferral of the application of ASC 820 for non-financial assets and liabilities recognized or disclosed at fair value in the financial statements on a non-recurring basis. Also included in ASC 820 is guidance on measurement of fair value of a financial asset when the market of that financial asset is not active. The adoption of ASC 820 at April 1, 2008, for financial assets and liabilities measured at fair value, did not have a material impact on the Company’s consolidated financial statements.

In February 2007, the FASB issued guidance on the fair value option for financial assets and financial liabilities which is included in ASC 825, Financial Instruments, and permits entities to choose to measure many financial instruments and certain other items at fair value. This statement was effective for fiscal periods beginning after November 15, 2007. The adoption and application of this guidance at April 1, 2008 did not have a material impact on the Company’s consolidated financial statements.

In June 2009, the FASB issued Statement of Financial Accounting Standards (“SFAS”) 168, The FASB Accounting Standards Codification and the Hierarchy of US GAAP—a replacement of FASB Statement No. 162 (“SFAS 168”). SFAS 168 provides for the FASB ASC to become the single official source of authoritative, non-governmental US GAAP. The ASC did not change US GAAP but reorganizes the literature. SFAS 168 was effective for interim and annual periods ending after September 15, 2009. The adoption of this statement did not have a material impact on the Company’s consolidated financial statements.

During 2009, the FASB issued guidance, included in ASC 820, on determining the fair value of a financial asset and liability when the volume and level of activity for the asset or liability has significantly decreased. This guidance is applicable for interim and annual periods ending after June 15, 2009. In addition, the FASB issued additional guidance on determining the fair value of liabilities, including the incorporation of non-performance risks, market participant assumptions and the impact of restrictions on transfers in the fair value measurement inputs. The adoption of this guidance did not have a material impact on the Company’s consolidated financial statements.

TIMMINS GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2010

(Unaudited, in Canadian dollars, except for number of options and per share amounts)

15.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

In May 2009, the FASB issued SFAS 165, Subsequent Events, or SFAS 165, which was later superseded by the FASB codification and included in ASC topic 855. Effective July 1, 2009, the Company adopted the newly issued accounting standard related to subsequent events. This standard establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. It also requires the disclosure of the date through which an entity has evaluated subsequent events and whether that evaluation date represents the date the financial statements were issued or were available to be issued. The adoption of this standard did not have a material impact on the Company’s financial condition, results of operations or cash flows.

In May 2008, the FASB issued SFAS 162, The Hierarchy of Generally Accepted Accounting Principles, or SFAS 162, which was later superseded by the FASB codification and included in ASC topic 105. Effective April 1, 2009, the Company adopted the newly issued accounting standard related to the hierarchy of generally accepted accounting principles. This standard identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements. The adoption of this standard did not have a material impact on the Company’s financial condition, results of operations or cash flows.

In April 2008, the FASB issued FASB Staff Position FAS 107-1 and APB 28-1, Interim Disclosures about Fair Value of Financial Instruments, or FSP FAS 107-1 and APB 28-1, which were later superseded by the FASB codification and included in ASC topic 825. Effective April 1, 2009, the Company adopted the newly issued accounting standard for interim disclosures about fair value of financial instruments. This standard requires disclosures about fair value of financial instruments in interim as well as in annual financial statements. The adoption of this standard did not have a material impact on the Company’s financial condition, results of operations or cash flows.

(i)	Recently issued accounting pronouncements

In April 2010, the Emerging Issues Task Force (EITF) reached a final consensus on milestone method of revenue recognition and published ASU 2010-17, Revenue Recognition—Milestone Method (Topic 605). The scope of this ASU is limited to arrangements that include milestones relating to research or development deliverables. The consensus specifies guidance that must be met for a vendor to recognize consideration that is contingent upon achievement of a substantive milestone in its entirety in the period in which the milestone is achieved. The guidance applies to milestones in arrangements within the scope of this consensus regardless of whether the arrangement is determined to have single or multiple deliverables or units of accounting. The final consensus will be effective beginning on July 1, 2010. The adoption of this standard did not have a material impact on the Company’s financial condition, results of operations or cash flows.

In April 2010, the FASB issued ASU 2010-13, Compensation—Stock Compensation (Topic 718); Effect of Denominating the Exercise Price of a Share-Based Payment Award in the Currency of the Market in Which the Underlying Equity Security Trades. The objective of this ASU is to address the classification of an employee share-based payment award with an exercise price denominated in the currency of a market in which the underlying equity security trades. FASB Accounting Standards Codification Topic 718, Compensation—Stock Compensation, provides guidance on the classification of a share-based payment award as either equity or a liability. A share-based payment award that contains a condition that is not a market, performance, or service condition is required to be classified as a liability. Under Topic 718, awards

TIMMINS GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2010

(Unaudited, in Canadian dollars, except for number of options and per share amounts)

15.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

of equity share options granted to an employee of an entity’s foreign operation that provide a fixed exercise price denominated in (1) the foreign operation’s functional currency or (2) the currency in which the employee’s pay is denominated should not be considered to contain a condition that is not a market, performance, or service condition. However, U.S. generally accepted accounting principles do not specify whether a share-based payment award with an exercise price denominated in the currency of a market in which the underlying equity security trades has a market, performance, or service condition. Diversity in practice has developed on the interpretation of whether such an award should be classified as a liability when the exercise price is not denominated in either the foreign operation’s functional currency or the currency in which the employee’s pay is denominated. ASU 2010-13 clarifies that an employee share-based payment award with an exercise price denominated in the currency of a market in which a substantial portion of the entity’s equity securities trades should not be considered to contain a condition that is not a market, performance or service condition. Therefore, an entity would not classify such an award as a liability if it otherwise qualifies as equity. This ASU is effective beginning January 1, 2011. The Company is evaluating whether adoption of this standard will have a material impact on its financial condition, results of operations or cash flows.

In October 2009, the FASB published FASB ASU 2009-13, Revenue Recognition (Topic 605)—Multiple-Deliverable Revenue Arrangements. ASU 2009-13 addresses the accounting for multiple-deliverable arrangements to enable vendors to account for products or services (deliverables) separately rather than as a combined unit. Specifically, this guidance amends the criteria in ASC Subtopic 605-25, Revenue Recognition-Multiple-Element Arrangements, for separating consideration in multiple-deliverable arrangements. This guidance establishes a selling price hierarchy for determining the selling price of a deliverable, which is based on: (a) vendor-specific objective evidence if available; (b) third-party evidence if vendor-specific objective is not available; or (c) estimated selling price if neither vendor-specific objective evidence nor third-party evidence is available. This guidance also eliminates the residual method of allocation and requires that arrangement consideration be allocated at the inception of the arrangement to all deliverables using the relative selling price method. In addition, this guidance significantly expands required disclosures related to a vendor’s multiple-deliverable revenue arrangements. The provisions of ASU 2009-13 are effective prospectively for revenue arrangements entered into or materially modified from April 1, 2011. Early adoption is permitted. The Company is evaluating whether adoption of this standard will have a material impact on its financial condition, results of operations or cash flows.

16.	SUBSEQUENT EVENTS

a)	From September 30, 2010 to December 24, 2010, 315,000 stock options with an exercise price ranging from $0.35 to $1.00 were exercised.

b)	On November 23, 2010 the Company entered into a property option agreement to earn an interest in the San Onesimo, Zindy and San Fernando mineral concessions located in the State of Zacatecas, Mexico. To earn its interest the Company is required to make payments of up to US$2 million at various dates up to January 2015.

c)	On November 24, 2010 the Company entered into a property option agreement to earn an interest in the Quila mineral concession located in the State of Jalisco, Mexico. To earn its interest the Company is required to make payments of up to US$1 million and incur exploration expenditures of up to US$2 million at various dates up to November 2013.

TIMMINS GOLD CORP.

UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET

as at September 30, 2010

(Expressed in thousands of United States dollars)

	Timmins Gold Corp.	CGC	Note	Pro forma adjustments	Timmins Gold consolidated pro forma
	$	$		$	$
	(Schedule 1)	(As of October 31, 2010)
Assets
Current assets
Cash and cash equivalents	3,848	9,254	4(c)	(5,000)	8,102
Short-term Investments	—	103			103
Accounts receivable	9,293	187			9,480
Stockpiles and ore on leach pads	—	36,933	4(a)	44,586	81,519
Inventory	8,832	2,306		—	11,138
Prepaid expenses	364	330		—	694
Due from related party	78	—		—	78
Other current assets	—	2,943		—	2,943

	22,415	52,056		39,586	114,057
Mining interest and equipment	25,988	68,948	4(a)	73,397	168,333
Resource properties	28,420	17,666		—	46,086
Intangible assets	—	734		—	734
Goodwill	—	3,480	4(a)	173,101	176,581
Other assets	364	1,142	4(a)	(1,065)	441

	77,187	144,026		285,019	506,232

Liabilities
Current liabilities
Accounts payable and accrued liabilities	4,727	7,567	4(a)	10,300	22,594
Vendor loan	1,725	—		—	1,725
Other current liabilities	—	17		—	17
Deferred tax liability	—	7,666	4(a)	12,484	20,150
Current portion of long-term debt	20,380	3,100		—	23,480

	26,832	18,350		22,784	67,966
Non-current deferred tax liability	3,416	17,869	4(a)	20,551	41,836
Long-term debt	—	400		—	400
Other long-term liabilities	1,049	308		—	1,357
Asset retirement obligation	943	2,665		—	3,608

	32,240	39,592		43,335	115,167

Shareholders’ equity
Share capital	72,194	6	4(a)	351,118	423,312
			4(b)	(6)
Warrants	1,129	—		—	1,129
Contributed surplus	4,302	113,354	4(b)	(113,354)	4,302
Accumulated other comprehensive income	—	(1,776)	4(b)	1,776	—
Deficit	(32,678)	(7,150)	4(b)	7,150	(37,678)
			4(c)	(5,000)

	44,947	104,434		241,684	391,065

	77,187	144,026		285,019	506,232

TIMMINS GOLD CORP.

UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

six-month period ended September 30, 2010

(Expressed in thousands of United States dollars except per share amounts)

	Timmins Gold Corp.	CGC	Nayarit Gold	Note	Pro forma adjustments	Timmins Gold consolidated pro forma
	$	$	$		$	$
	(Schedule 2)	(six month- period ended October 31, 2010) (Schedule 3)	(three month- period ended June 30, 2010) (Schedule 4)
Metal revenues	33,548	37,117	—	4(e)	935	71,600

Expenses
Cost of sales	21,641	13,891	—	4(e)	935	36,468
Exploration	217	1,239	207			1,663
Amortization and depreciation	2,804	1,836	13	4(d)	3,180	7,833
Asset write-down	3	—	—		—	3
Corporate and administrative	2,054	4,395	695		—	7,144
Accretion of reclamation liability	60	76	—		—	136
Stock-based compensation	1,074	223	24		—	1,321

Income (loss) from operations	5,695	15,457	(939)		(3,180)	17,032

Other income/expense						—
Other income (expense)	11	(101)	1		—	(89)
Interest expense, net	(4,010)	(616)	—		—	(4,626)
Foreign exchange (loss) gain	(225)	—	(13)		—	(237)
Loss on embedded derivatives	(2,842)	—	—		—	(2,842)

	(7,066)	(717)	(12)		—	(7,794)

Income (loss) before income taxes	(1,371)	14,740	(951)		(3,180)	9,238
Income tax (recovery) expense	(442)	8,455	—	4(d)	(890)	7,123

Net income (loss)	(928)	6,285	(951)		(2,290)	2,115

Earnings per share
Basic and diluted	(0.01)			5		0.01

TIMMINS GOLD CORP.

UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

twelve-month period ended March 31, 2010

(Expressed in thousands of United States dollars except per share amounts)

	Timmins Gold Corp.	CGC	Nayarit Gold	Note	Pro forma adjustments	Timmins Gold consolidated pro forma
	$	$	$		$	$
	(Schedule 5)	(twelve month- period ended January 31, 2010) (Schedule 6)	(twelve month- period ended December 31, 2009) (Schedule 7)
Metal revenues	7,630	47,168	—	4(e)	468	55,266

Expenses
Cost of sales	9,955	15,921	—	4(e)	468	26,343
Exploration	635	1,385	4,324		—	6,344
Amortization and depreciation	1,134	2,292	46	4(d)	6,359	9,831
Asset write-down	297	—	—		—	297
Corporate and administrative	3,156	5,375	1,864		—	10,395
Accretion of reclamation liability	40	157	—		—	197
Stock-based compensation	893	1,154	239		—	2,286

(Loss) income from operations	(8,480)	20,884	(6,473)		(6,359)	(427)

Other income/expense
Other (expense) income	—	(143)	3		—	(140)
Interest expense, net	(217)	(1,356)	18		—	(1,555)
Foreign exchange gain (loss)	1,011	—	(129)		—	881
Financing expenses	(1,547)	—	—		—	(1,547)
Loss on embedded derivatives	(573)	(1,397)	—		—	(1,970)

	(1,326)	(2,896)	(108)		—	(4,331)

(Loss) income before income taxes	(9,806)	17,988	(6,582)		(6,359)	(4,758)
Income tax (recovery) expense	(74)	6,830	—	4(d)	(1,780)	4,976

Net (loss) income	(9,732)	11,158	(6,581)		(4,579)	(9,734)

Loss per share
Basic and diluted	(0.09)			5		(0.04)

TIMMINS GOLD CORP.

NOTES TO THE UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2010

(Expressed in thousands of United States dollars, except share and per share amounts)

1.	Basis of presentation

The unaudited pro forma consolidated financial statements have been prepared in connection with the proposed business combination transaction pursuant to which Timmins Gold Corp. (“Timmins” or the “Company”) would issue 2.27 common shares of Timmins for each issued and outstanding share of common stock of Capital Gold Corporation (“CGC”), and in which Timmins Gold Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of Timmins, would merge with and into CGC, with CGC as the surviving corporation, following which merger, CGC would become a wholly-owned subsidiary of Timmins.

The unaudited pro forma consolidated financial statements have been presented in thousands of United States dollars for ease of comparability for CGC shareholders.

The unaudited pro forma consolidated financial statements have been prepared for illustrative purposes only and give effect to the proposed transaction pursuant to the assumptions described in Notes 3, and 4 to these unaudited pro forma consolidated financial statements. The unaudited pro forma consolidated balance sheet as at September 30, 2010 gives effect to the transaction as if the transaction had occurred as of September 30, 2010. The unaudited pro forma consolidated statement of operations for the six-month period ended September 30, 2010 and the twelve-month period ended March 31, 2010 give effect to the transaction as if it was completed on April 1, 2009. On August 2, 2010, CGC completed its acquisition of Nayarit Gold Inc. (“Nayarit”). Following the completion of this transaction, the combined entity became known as CGC. The financial position of Nayarit is reflected in the financial statements of CGC as at October 31, 2010 and the operating results of Nayarit are reflected in the operating results of CGC from August 2, 2010 to October 31, 2010. The operating results of Nayarit are not reflected in the financial statements of CGC for any periods prior to August 2, 2010. Timmins has reflected the financial information of Nayarit in the unaudited pro forma consolidated statement of operations for the six-month period ended September 30, 2010 and for the twelve-month period ended March 31, 2010 in order to provide the additional information necessary to assess the implications of Nayarit on the proposed transactions.

The assumptions and related pro forma adjustments described herein have been based primarily on publicly available information. Non-public information concerning CGC and Nayarit was not available to Timmins for the purpose of preparing these unaudited pro forma consolidated financial statements. Timmins has requested cooperation from CGC but to date, CGC has not been involved in the preparation of this prospectus and has not verified the information contained in these unaudited pro forma consolidated financial statements relating to CGC and Nayarit. As a result, Timmins has made adjustments and assumptions in preparing the unaudited pro forma consolidated financial statements presented in Notes 3 and 4 which have necessarily involved estimates with respect to CGC and Nayarit’s financial information. Additional information may exist that could materially affect the assumptions and related pro forma adjustments.

The unaudited pro forma consolidated financial statements are not necessarily indicative of the operating results or financial condition that would have been achieved if the transactions had been completed on the dates or for the periods presented, nor do they purport to project the results of operations or financial position of the consolidated entities for any future period or as of any future date. The unaudited pro forma consolidated financial statements do not reflect any special items such as integration costs or operating synergies that may be realized as a result of the proposed transactions.

TIMMINS GOLD CORP.

NOTES TO THE UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2010

(Expressed in thousands of United States dollars, except share and per share amounts)

1.	Basis of presentation (continued)

The pro forma adjustments and allocations of the purchase price are based in part on estimates of the fair value of assets acquired and liabilities to be assumed. The final purchase price allocation will be completed after asset and liability valuations are finalized as of the date of the completion of the proposed transactions. Any final adjustments may change the allocation of purchase price which could affect the fair value assigned to the assets and liabilities in these unaudited pro forma consolidated financial statements.

In preparing the unaudited pro forma consolidated balance sheet and the unaudited pro forma consolidated statements of operations in accordance with generally accepted accounting principles in the United States (“US GAAP”), the following historical information was used:

(a)	the unaudited consolidated financial statements of Timmins as at and for the six-month period ended September 30, 2010 prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) and reconciled to US GAAP;

(b)	the audited consolidated financial statements of Timmins for the year ended March 31, 2010 prepared in accordance with Canadian GAAP and reconciled to US GAAP;

(c)	the audited consolidated financial statements of CGC for the years ended July 31, 2010 and 2009 prepared in accordance with US GAAP;

(d)	the unaudited consolidated financial statements of CGC for the nine-month period ended April 30, 2010, for the six-month periods ended January 31, 2010 and 2009, and for the three-month period ended and as at October 31, 2010 prepared in accordance with US GAAP;

(e)	the audited consolidated financial statements of Nayarit for the year ended September 30, 2009 prepared in accordance with Canadian GAAP and reconciled to US GAAP; and

(f)	the unaudited consolidated financial statements of Nayarit for the three-month periods ended December 31, 2008 and 2009 and the three-month period ended June 30, 2010 prepared in accordance with Canadian GAAP and reconciled to US GAAP.

Note 6 provides details with respect to the nature of the US GAAP adjustments recorded to Timmins’ financial statements. Note 7 provides details with respect to the nature of the US GAAP adjustments recorded to Nayarit’s financial statements.

As the financial statements as of September 30, 2010 of CGC are not available, the unaudited pro forma consolidated balance sheet of Timmins as of September 30, 2010 has been prepared based on the October 31, 2010 balance sheet of CGC. The unaudited pro forma consolidated statement of operations of Timmins for the six-month period ended September 30, 2010 has been prepared based on the operating results of CGC for the six-month period ended October 31, 2010 (Schedule 3) and for the three-month period ended June 30, 2010 of Nayarit (Schedule 4). The unaudited pro forma consolidated statement of operations of Timmins for the twelve-month period ended March 31, 2010 has been prepared based on the operating results of CGC for the twelve-month period ended January 31, 2010 (Schedule 6) and for the twelve-month period ended December 31, 2009 of Nayarit (Schedule 7).

The unaudited pro forma consolidated balance sheet and the unaudited pro forma consolidated statements of operations should be read in conjunction with the historical financial statements including the notes thereto, as listed above, which are included or incorporated by reference herein.

The accounting policies used in preparing the unaudited pro forma consolidated financial statements are consistent with Timmins’ consolidated financial statements for the year ended March 31, 2010.

TIMMINS GOLD CORP.

NOTES TO THE UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2010

(Expressed in thousands of United States dollars, except share and per share amounts)

1.	Basis of presentation (continued)

Management has assumed that the US GAAP accounting policies and asset classification of CGC and Nayarit are consistent with those of Timmins, however, accounting policy differences may be identified upon consummation of the proposed acquisition.

2.	Conversion of historical financial statements to U.S. dollars

The unaudited pro forma consolidated financial statements are presented in U.S. dollars unless otherwise stated, and, accordingly, financial information of Timmins used to construct the unaudited pro forma consolidated financial statements, including the unaudited statement of operations for the six-month period ended September 30, 2010 and the twelve-month period ended March 31, 2010, and unaudited balance sheet at September 30, 2010, were converted from Canadian dollars (“Cdn”) to U.S. dollars (Schedule 1, 2 and 5, respectively) using the following exchange rates, which are reflective of the exchange rates for the periods being presented for Timmins:

As at September 30, 2010	0.9711
Average for the six-month period ended September 30, 2010	0.9680
Average for the twelve-month period ended March 31, 2010	0.9195

Financial information of Nayarit used to construct the unaudited pro forma consolidated financial statements including the unaudited statement of operations for the three-month period ended June 30, 2010, and the twelve-month period ended December 31, 2009 (Schedule 4 and 7, respectively) were reported in Canadian dollars and have been translated using the following exchange rates, which are reflective of the exchange rates for the periods being presented for Nayarit:

Average for the three-month period ended June 30, 2010	0.9737
Average for the twelve-month period ended December 31, 2009	0.8797

3.	Acquisition of CGC

On September 3, October 12, and December 2, 2010, Timmins submitted letters to the CGC board, offering to acquire each of the issued and outstanding share of CGC common stock in exchange for 2.27 common shares of Timmins, which would result in 146,911,472 common shares of Timmins being issued. The purchase price has been estimated using February 2, 2011 share price of Timmins of $2.39 (Cdn$2.36 per Timmins share converted using an exchange rate of 1.0118). The proposed transaction will be accounted for using the acquisition method, with Timmins as the acquirer of CGC.

The Company has assumed:

•

all outstanding CGC options to purchase CGC common stock, of which there were 1,772,097 as of October 31, 2010 (as set forth by CGC in its quarterly report on Form 10-Q, filed on December 23, 2010 (the “CGC 10-Q”)), are exercised prior to the transaction closing;

•

all outstanding CGC warrants to purchase CGC common stock held by former stockholders of Nayarit Gold, of which there were 1,621,981 as of October 31, 2010 (as set forth in the CGC 10-Q), are exercised prior to the transaction closing; and

TIMMINS GOLD CORP.

NOTES TO THE UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2010

(Expressed in thousands of United States dollars, except share and per share amounts)

3.	Acquisition of CGC (continued)

•

Timmins exchanges, 64,718,710 shares of CGC common stock, which number is the sum of (x) 61,324,632 shares of CGC common stock outstanding as of December 2, 2010 (as set forth in the CGC 10-Q), (y) 1,772,097 shares of CGC common stock assumed to have been issued upon the exercise of outstanding options and (z) 1,621,981 shares of CGC common stock assumed to have been issued upon the exercise of outstanding warrants, for 146,911,472 of Timmins common shares.

The preliminary purchase price allocation is subject to change and is summarized as follows:

146,911,472 Timmins common shares to acquire 100% of CGC at $2.39 per share	$351,118

The purchase price was allocated as follows:

Net working capital (including cash of $9 million) (i) (iv)	$75,658
Mining interest and equipment and resource properties (i)	160,011
Other assets (iii)	811
Goodwill (ii)	176,581
Other liabilities	(708)
Asset retirement obligation	(2,665)
Deferred income taxes (v)	(58,570)

Net identifiable assets	$351,118

(i)	The fair value adjustments reflect the preliminary fair value adjustments consistent to the Registration Statement on Form F-4/A filed on December 13, 2010 by Gammon Gold Inc. (the “Gammon F-4”).

(ii)	The Company expects that the purchase price will be significantly in excess of the carrying value of the net assets of CGC. The Company has not completed its determination of the combined company’s reporting units nor its method of allocating goodwill, if any, to those reporting units.

(iii)	Management has reflected an adjustment of $1 million relating to eliminating deferred financing fees previously deferred by CGC as disclosed in the Gammon F-4. The adjustment reflects the net balance as of October 31, 2010. The Gammon F-4 states that the fair value of this account is $Nil. The associated tax benefit for these charges has not been recognized as it does not meet the “more likely than not” criteria for recognition.

(iv)	This pro forma adjustment reflects the reduction of $10.3 million to effect the payment of the termination fee CGC is required to pay Gammon Gold for the proposed merger agreement should that agreement between CGC and Gammon Gold terminate.

(v)	The deferred tax liability has been estimated using an estimated tax rate of 28%. On January 1, 2010, the Mexican government enacted legislation that increases the regular income tax rate from 28% to 30%. The regular income tax rate will decrease to 29% in 2013 and then back to 28% in 2014, according to legislation. The actual effective income tax rate of the consolidated company could be significantly different (either higher or lower) than the estimated tax rate, and depends on post-acquisition activities. The preliminary estimate of the deferred tax liability as at September 30, 2010 was computed using a rate of 28% and could be significantly different (either higher or lower).

TIMMINS GOLD CORP.

NOTES TO THE UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2010

(Expressed in thousands of United States dollars, except share and per share amounts)

3.	Acquisition of CGC (continued)

The allocation of the purchase price has been based upon management’s preliminary estimates and certain assumptions with respect to the fair value increment of the assets to be acquired and the liabilities to be assumed. The actual fair values of the assets and liabilities will be determined as of the date of acquisition and may differ materially from the amounts disclosed in the pro forma purchase price allocation because of changes in fair values of the assets and liabilities, and as further analysis (including of identifiable intangible assets, for which no amounts have been estimated and included in the preliminary amounts shown above) is completed. Consequently, the actual allocation of the purchase price will likely result in different adjustments than those in the unaudited pro forma consolidated statements of operations. Following the completion of the transaction, the earnings of the combined company will reflect the impact of purchase accounting adjustments, including the effect of changes in the cost bases of both tangible and identifiable intangible assets and liabilities on production costs and amortization and depreciation expense.

As discussed above, the actual fair value of the net assets of CGC to be acquired pursuant to the proposed acquisition will ultimately be determined after the closing of the transaction. The Company will complete a full and detailed valuation of the CGC assets with the assistance of an independent third party. Therefore, it is likely that the fair values of assets and liabilities acquired will differ from those shown previously and the differences may be material.

The estimated consideration expected to be transferred reflected in this unaudited pro forma consolidated financial information does not purport to represent what the actual consideration transferred will be when the proposed transaction is consummated. The fair value of the common shares of Timmins issued in exchange for shares of CGC common stock will be measured on the closing date of the merger at the then-current market price. This requirement will likely result in a per share equity component different from the $2.39 assumed in this unaudited pro forma consolidated financial information and that difference may be material. For purposes of determining the consideration transferred within this unaudited pro forma consolidated financial information, the closing sale price of Timmins common shares on the TSX-Venture Exchange on February 2, 2011 of Cdn$2.36 was used. Management has used a 5% variability factor to illustrate the impact that the share price movements have on consolidated goodwill and equity. Management deems this variability factor reasonable in light of current share price volatility.

	Timmins Gold share price up by 5%	Timmins Gold share price down by 5%
Number of shares to be issued	146,911,472	146,911,472
Price per share applied in the determination of consideration	$2.51	$2.27
Total consideration	$368,748	$333,489
Goodwill	$194,211	$158,952
Shareholders’ equity	$429,263	$394,004

4.	Effect of transactions on the unaudited pro forma consolidated financial statements

The unaudited pro forma consolidated financial statements incorporate the following pro forma assumptions:

(a)	This pro forma adjustment reflects the issuance of 146,911,472 shares of Timmins for total consideration of $351 million in connection with the acquisition of 100% of the outstanding shares of CGC common stock, assuming all options and warrants exercisable for shares of CGC common stock are exercised.

TIMMINS GOLD CORP.

NOTES TO THE UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2010

(Expressed in thousands of United States dollars, except share and per share amounts)

4.	Effect of transactions on the unaudited pro forma consolidated financial statements (continued)

As per Note 3, this gives rise to an adjustment to fair value of the book value of certain assets and liabilities as follows:

Inventory	$44,586
Mining interest and equipment	73,397
Goodwill	173,101
Other assets	(1,065)
Accounts payable and accrued liabilities	(10,300)
Deferred tax liability—current	(12,484)
Deferred tax liability—non-current	(20,551)

246,684
Book value of net assets of CGC acquired	104,434

Total purchase consideration	$351,118

(b)	These pro forma adjustments eliminate the historical equity accounts of CGC.

(c)	This assumption provides for the recording of $5 million in transaction expenses to be incurred as estimated by Timmins. The pro forma adjustment for the Timmins transaction costs has been included in the unaudited pro forma consolidated balance sheet as of September 30, 2010. No pro forma income statement adjustment has been reflected for this amount.

(d)	This pro forma adjustment represents the estimated increase to amortization and depreciation expense (six-month period ended to September 30, 2010 - $3 million; twelve month period ended March 31, 2010 - $6 million) associated with the preliminary fair value adjustment of approximately $73 million allocated to mining interest and equipment. Timmins has not completed an assessment of the fair values of assets and liabilities and the related business integration plans and synergies. The ultimate purchase price allocation will include possible adjustments to the fair values of depreciable tangible assets, proven and probable reserves, reserves related to current development projects, value beyond proven and probable reserves (“VBPP”) and intangible assets after a full review has been completed.

(e)	CGC’s accounting policy is to net revenues from sales of silver against production costs as CGC considers silver to be a by-product. Timmins sells silver directly and, accordingly, such amounts are recognized as revenue. A pro forma adjustment has been made to reclassify silver sales on a basis consistent with Timmins’ accounting policy.

TIMMINS GOLD CORP.

NOTES TO THE UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2010

(Expressed in thousands of United States dollars, except share and per share amounts)

5.	Timmins common shares outstanding and loss per share

The average number of common shares used in the computation of pro forma basic and diluted loss per share has been determined as follows:

	Six-month period ended September 30, 2010	Twelve-month period ended March 31, 2010
Basic and diluted weighted average common shares outstanding for the period	133,156,545	112,132,651
Issued to acquire CGC	146,911,472	146,911,472

Pro forma basic and diluted weighted average common shares of Timmins	280,068,017	259,044,123

6.	US GAAP adjustments to Timmins’ historical financial statements

(a)	Exploration expenditures

Under Canadian GAAP, exploration expenditures may be capitalized during the search for commercially mineable minerals and amortized on a unit of production basis based on proven and probable reserves once commercial production has commenced. Under US GAAP, exploration expenditures can only be deferred subsequent to the determination that economically recoverable proven or probable mineral reserves exist at which time costs incurred to bring the mine into production are capitalized as development costs.

For US GAAP purposes, it was determined that San Francisco resource property had met the criteria for capitalization of development costs, effective April 1, 2009. Prior to April 1, 2009, the exploration expenditures incurred were expensed under US GAAP.

Exploration expenditures incurred on all the resource properties was cumulatively $11,374,755 as of September 30, 2010. During the six month period ended September 30, 2010, the Company incurred $223,782 on exploration expenditures which is to be expensed under US GAAP.

Exploration expenditures incurred on all the resource properties was cumulatively $12,267,819 as of March 31, 2009. During the year ended March 31, 2010, the Company incurred $893,064 exploration expenditures which are to be expensed under US GAAP. This amount is net of adjustment for write-off incurred in the year under Canadian GAAP that a portion of was expended in prior years under US GAAP.

(b)	Debt financing costs

Under Canadian GAAP, the Company’s policy is to expense debt financing costs when they are incurred. For US GAAP, these costs are capitalized and amortized using effective interest rate method over the term of the related debt.

(c)	Deferred startup costs and revenues

Effective December 10, 2009, the San Francisco resource property commenced production under US GAAP and April 1, 2010 under Canadian GAAP. As a result, adjustments to assets and net loss have been recorded for the difference in the cumulative costs capitalized and the timing of when amortization commenced over proven and probable reserves. Under Canadian GAAP, startup costs and revenues from a newly commissioned operation are deferred as a component of resource property costs until commercial production is established and then amortized on the unit-of production-basis.

TIMMINS GOLD CORP.

NOTES TO THE UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2010

(Expressed in thousands of United States dollars, except share and per share amounts)

6.	US GAAP adjustments to Timmins’ historical financial statements (continued)

Under US GAAP, startup costs and revenues from a newly commissioned operation are recognized as incurred. There were differences between Canadian GAAP and US GAAP for the startup costs and revenues during the period between December 10, 2009 and March 31, 2010 because commercial production commenced December 10, 2009 under US GAAP and April 1, 2010 under Canadian GAAP. However, there was no difference between Canadian GAAP and US GAAP during the period between April 1, 2010 and September 30, 2010 for the startup costs and revenues because commercial production has commenced under both Canadian GAAP and US GAAP as of April 1, 2010. Prior to December 10, 2009, there had not been any startup costs incurred or revenues earned by the Company.

There is a difference in amortization between Canadian GAAP and US GAAP due to the difference in amortization basis. Amortization has started on April 1, 2010 under Canadian GAAP while it has started on December 10, 2009 under US GAAP. The difference in amortization was $614,246 for the six month period that ended September 30, 2010.

For the year ended March 31, 2010, $10,826,833 and $8,297,767 of startup costs and revenues, respectively should be recorded under US GAAP. The related amortization was $996,573 for the period. Prior to December 10, 2009, there had not been any startup costs incurred or revenues earned by the Company.

(d)	Deferred stripping costs

Under Canadian GAAP, stripping costs that represent a betterment to resource properties are capitalized and amortized using the units-of-production method over proven and probable reserves. Under US GAAP, stripping costs incurred during the production stage of a mine are included in the cost of inventory produced during the period in which the stripping costs were incurred.

7.	US GAAP adjustments to Nayarit’s historical financial statements

The historical income statements for Nayarit Gold used in the preparation of the unaudited pro forma consolidated statement of operations were adjusted in the pro forma only to reflect the reconciliation from Canadian GAAP to US GAAP. The main adjustments in the unaudited pro forma income statements as it relates to the unaudited consolidated income statements of Nayarit Gold for the three months ended June 30, 2010 (Schedule 4), the twelve months ended September 30, 2009, and the three months ended December 31, 2009 and 2008 (Schedule 7), were adjustments to exploration expense which are capitalized under Canadian GAAP but expensed under US GAAP.

Timmins Gold Corp.	Schedule 1

TIMMINS GOLD CORP.—UNAUDITED CONSOLIDATED BALANCE SHEET

as at September 30, 2010

(Expressed in thousands of dollars)

	Cdn GAAP	US GAAP Adjustments	US GAAP	US GAAP
	Cdn$	Cdn$	Cdn$	US$
		(Note 6)
Assets
Current assets
Cash and cash equivalents	3,963	—	3,963	3,848
Accounts receivable	9,570	—	9,570	9,293
Inventory	5,608	3,487	9,095	8,832
Prepaid expenses	375	—	375	364
Due from related party	79	—	79	78

	19,595	3,487	23,082	22,415

Deferred financing costs	—	375	375	364
Equipment	26,761	—	26,761	25,988
Resource properties	51,408	(22,142)	29,266	28,420

	97,764	(18,280)	79,484	77,187

Liabilities
Current liabilities
Accounts payable and accrued liabilities	4,868	—	4,868	4,727
Vendor loan	1,776	—	1,776	1,725
Current portion of long-term debt	20,986	—	20,986	20,380

	27,630	—	27,630	26,832

Future income tax	3,798	(280)	3,518	3,416
Long-term debt	—	—	—	—
Other long-term liabilities	1,080	—	1,080	1,049
Asset retirement obligation	971	—	971	943

	33,479	(280)	33,199	32,240

Shareholders’ equity
Share capital	74,342	—	74,342	72,194
Warrants	1,163	—	1,163	1,129
Contributed surplus	4,430	—	4,430	4,302
Deficit	(15,650)	(18,000)	(33,650)	(32,678)

	64,285	(18,000)	46,285	44,947

	97,764	(18,280)	79,484	77,187

Timmins Gold Corp.	Schedule 2

TIMMINS GOLD CORP.—UNAUDITED CONSOLIDATED STATEMENT OF OPERATIONS

six-month period ended September 30, 2010

(Expressed in thousands of dollars)

	Cdn GAAP	US GAAP	US GAAP	US GAAP
	Six-month period ended September 30, 2010	Adjustments	Six-month period ended September 30, 2010	Six-month period ended September 30, 2010
	Cdn$	Cdn$	Cdn$	US$
		(Note 6)
Metal revenues	34,656	—	34,656	33,548

Expenses
Cost of sales	18,211	4,145	22,356	21,641
Exploration	—	224	224	217
Amortization and depreciation	3,511	(614)	2,897	2,804
Asset write-down	3	—	3	3
Corporate and administrative	1,912	210	2,122	2,054
Accretion of reclamation liability	62	—	62	60
Stock-based compensation	1,109	—	1,109	1,074

Income from operations	9,848	(3,965)	5,883	5,695

Other income/expense
Other income	11	—	11	11
Interest expense, net	(4,142)	—	(4,142)	(4,010)
Foreign exchange loss	(232)	—	(232)	(225)
Loss on embedded derivatives	(2,936)	—	(2,936)	(2,842)

	(7,299)	—	(7,299)	(7,066)

Income before income taxes	2,549	(3,965)	(1,416)	(1,371)
Income tax recovery	(257)	(200)	(457)	(442)

Net income	2,806	(3,765)	(959)	(928)

Timmins Gold Corp.	Schedule 3

CAPITAL GOLD CORPORATION—UNAUDITED CONSOLIDATED STATEMENT OF OPERATIONS

six-month period ended October 31, 2010

(Expressed in thousands of United States dollars)

	Twelve-month period ended July 31, 2010	Nine-month period ended April, 30 2010	Three-month period ended October 31, 2010	Six-month period ended October 31, 2010
	$	$		$
	A	B	C	D=A-B+C
Revenues
Sales—gold, net	60,645	42,480	18,952	37,117

Costs and expenses
Costs applicable to sales	22,017	15,336	7,210	13,891
Amortization and depreciation	2,939	2,063	960	1,836
Exploration	1,616	1,000	623	1,239
Office and miscellaneous	8,573	7,413	3,534	4,694

Income from operations	25,500	16,668	6,625	15,457

Other items
Interest expense	(1,365)	(1,046)	(302)	(621)
Interest income	13	11	3	5
Other	(129)	(27)	1	(101)

Total other income (expenses)	(1,481)	(1,062)	(298)	(717)

Income before income taxes	24,019	15,606	6,327	14,740
Income tax expense	12,025	6,943	3,373	8,455

Net income	11,994	8,663	2,954	6,285

Classification for pro forma
Cost of sales	22,017	15,336	7,210	13,891
Exploration	1,616	1,000	623	1,239
Amortization and depreciation	2,939	2,063	960	1,836
Corporate and administrative	7,434	6,391	3,352	4,395
Accretion of reclamation liability	145	111	42	76
Stock-based compensation	994	911	140	223
Other (expense) income	(129)	(27)	1	(101)
Interest expense, net	(1,352)	(1,035)	(299)	(616)

Timmins Gold Corp.	Schedule 4

NAYARIT GOLD INC.—UNAUDITED CONSOLIDATED STATEMENT OF OPERATIONS

Three-month period ended June 30, 2010

(Expressed in thousands of dollars)

	Cdn GAAP	US GAAP	US GAAP	US GAAP
	Three-month period ended June 30, 2010	Adjustments	Three-month period ended June 30, 2010	Three-month period ended June 30, 2010
	Cdn$	Cdn$	Cdn$	US$
		(Note 7)
Expenses
Amortization	13	—	13	13
Management and consulting fees	207	—	207	202
Exploration	1	212	213	207
Financing expenses	1	—	1	1
Foreign exchange loss	13	—	13	13
Investor relations	37	—	37	36
Insurance	10	—	10	10
Professional fees	43	—	43	42
Office and general	5	—	5	5
Occupancy	10	—	10	10
Stock-based compensation	25	—	25	24
Communications	9	—	9	9
Transfer agent, listing and filing fees	5	—	5	5
Travel	47	—	47	46
Transaction costs	340	—	340	331

	766	212	978	954
Other income (expense)
Unrealized loss in market value of investments	(1)	—	(1)	(1)
Interest income	—	—	—	—

Net loss	(765)	212	(977)	(953)

Classification for pro forma
Exploration	1	212	213	207
Amortization and depreciation	13	—	13	13
Corporate and administrative	714	—	714	697
Stock-based compensation	25	—	25	24
Other income (expense)	(1)	—	(1)	(1)
Foreign exchange gain (loss)	13	—	13	13

Timmins Gold Corp.	Schedule 5

TIMMINS GOLD CORP.—UNAUDITED CONSOLIDATED STATEMENT OF OPERATIONS

twelve-month period ended March 31, 2010

(Expressed in thousands of dollars)

	Cdn GAAP	US GAAP	US GAAP	US GAAP
	Twelve-month period ended March 31, 2010	Adjustments	Twelve-month period ended March 31, 2010	Twelve-month period ended March 31, 2010
	Cdn$	Cdn$	Cdn$	US$
		(Note 6)
Revenues
Sales—gold, net	—	8,298	8,298	7,630

Expenses
Cost of sales	—	10,826	10,826	9,955
Exploration expenditures	—	691	691	635
Accounting and audit	196	—	196	180
Accretion of asset retirement obligation	43	—	43	40
Amortization and depreciation	236	997	1,233	1,134
Corporate development and consulting	618	—	618	568
Directors’ fees	12	—	12	11
Investor relations	564	—	564	519
Insurance	29	—	29	27
Legal	196	—	196	180
Office and miscellaneous	333	—	333	306
Rent	50	—	50	46
Salaries and wages	1,094	—	1,094	1,006
Stock-based compensation	971	—	971	893
Telephone	32	—	32	29
Transfer and listing fees	71	—	71	65
Travel	237	—	237	218
Write-off of equipment	4	—	4	4
Write-off of non-producing mineral property andrelated deferred exploration expenditures	1,903	(1,584)	319	293

	6,589	10,930	17,519	16,109
Other income (expense)
Interest expense	(250)	—	(250)	(230)
Financing expenses	(2,267)	585	(1,682)	(1,547)
Foreign exchange gain	1,099	—	1,099	1,011
Interest income	14	—	14	13
Loss on embedded derivatives	(623)	—	(623)	(573)

Net loss before taxes	(8,616)	(2,047)	(10,663)	(9,805)
Income tax recovery	—	(80)	(80)	(74)

Net loss and comprehensive loss	(8,616)	(1,967)	(10,583)	(9,731)

Classification for pro forma
Cost of sales	—	10,826	10,826	9,955
Exploration	—	691	691	635
Amortization and depreciation	236	997	1,233	1,134
Asset write-down	1,907	(1,584)	323	297
Corporate and administrative	3,432	—	3,432	3,156
Accretion of reclamation liability	43	—	43	40
Stock-based compensation	971	—	971	893
Interest expense, net	(236)	—	(236)	(217)
Foreign exchange gain (loss)	1,099	—	1,099	1,011
Financing expenses	(2,267)	585	(1,682)	(1,547)
Loss on embedded derivatives	(623)	—	(623)	(573)

Timmins Gold Corp.	Schedule 6

CAPITAL GOLD CORPORATION—UNAUDITED CONSOLIDATED STATEMENT OF OPERATIONS

twelve-month period ended January 31, 2010

(Expressed in thousands of United States dollars)

	Twelve-month period ended July 31, 2009	Six-month period ended January 31, 2009	Six-month period ended January 31, 2010	Twelve month period ended January 31, 2010
	$	$	$	$
	A	B	C	D=A-B+C
Revenues
Sales—gold, net	42,757	20,544	24,955	47,168

Costs applicable to sales	13,883	6,697	8,735	15,921
Expenses
Amortization and depreciation	2,041	1,458	1,709	2,292
Exploration	1,600	896	681	1,385
Office and miscellaneous	5,464	2,438	3,660	6,686

Income from operations	19,769	9,055	10,170	20,884

Other items
Interest expense	(1,575)	(427)	(235)	(1,383)
Interest income	43	24	8	27
Others	(313)	(232)	(62)	(143)
Loss on embedded derivatives	(1,975)	(578)	—	(1,397)

Total other income (expenses)	(3,820)	(1,213)	(289)	(2,896)

Income before income taxes	15,949	7,842	9,881	17,988
Income tax expense	5,542	2,709	3,997	6,830

Net income	10,407	5,133	5,884	11,158

Classification for pro forma
Cost of sales	13,883	6,697	8,735	15,921
Exploration	1,600	896	681	1,385
Amortization and depreciation	2,041	1,458	1,709	2,292
Corporate and administrative	4,414	1,775	2,736	5,375
Accretion of reclamation liability	156	75	76	157
Stock-based compensation	894	588	848	1,154
Other income (expense)	(313)	(232)	(62)	(143)
Interest expense, net	(1,532)	(403)	(227)	(1,356)
Gain (loss) on embedded derivatives	(1,975)	(578)	—	(1,397)

Timmins Gold Corp.	Schedule 7

NAYARIT GOLD INC.—UNAUDITED CONSOLIDATED STATEMENT OF OPERATIONS

twelve-month period ended December 31, 2009

(Expressed in thousands of dollars)

	Cdn GAAP	Cdn GAAP	Cdn GAAP	Cdn GAAP	US GAAP	US GAAP	US GAAP
	Twelve-month period ended September 30, 2009	Three-month period ended December 31, 2009	Three-month period ended December 31, 2008	Twelve-month period ended December 31, 2009	Adjustments	Twelve-month period ended December 31, 2009	Twelve-month period ended December 31, 2009
	Cdn$	Cdn$	Cdn$	Cdn$	Cdn$	Cdn$	US$
	A	B	C	D=A+B-C	(Note 7)
Expenses
Amortization	79	13	40	52	—	52	46
Management and consulting fees	869	337	229	977	—	977	859
Exploration expenditures	2	—	—	2	4,913	4,915	4,324
Financing expenses	20	1	2	19	—	19	17
Foreign exchange loss (gain)	80	(6)	(73)	147	—	147	129
Investor relations	368	49	100	317	—	317	279
Insurance	47	12	10	49	—	49	43
Professional fees	279	23	34	268	—	268	236
Office and general	41	8	12	37	—	37	33
Occupancy	40	10	8	42	—	42	37
Stock-based compensation	535	43	306	272	—	272	239
Communications	56	15	17	54	—	54	48
Transfer agent, listing and filing fees	33	5	6	32	—	32	28
Travel	310	86	72	324	—	324	285

	2,759	596	763	2,592	4,913	7,505	6,603
Other items
Gain on disposal of asset	15	—	15	—	—	—	—
Interest income	40	3	23	20	—	20	18
Unrealized gain (loss) in market value of investments	4	(1)	—	3	—	3	— 3

Net loss	(2,700)	(594)	(725)	(2,569)	(4,913)	(7,482)	(6,582)

Classification for pro forma
Exploration	2	—	—	2	4,913	4,915	4,324
Amortization and depreciation	79	13	40	52	—	52	46
Corporate and administrative	2,063	546	490	2,119	—	2,119	1,865
Stock-based compensation	535	43	306	272	—	272	239
Other income (expense)	19	(1)	15	3	—	3	3
Interest expense, net	40	3	23	20	—	20	18
Foreign exchange gain (loss)	(80)	6	73	(147)	—	(147)	(129)

ANNEX A

DIRECTORS AND EXECUTIVE OFFICERS OF TIMMINS

The name, current principal occupation or employment and material occupations, positions, offices or employment for the past five years of each director and executive officer of Timmins are set forth below. Unless indicated otherwise, all directors and executive officers have held the office and principal occupation identified below for not less than five years. Unless otherwise indicated, the business address of each director and executive officer is Timmins Gold Corp., 609 Granville Street, Suite 520, Vancouver, BC, Canada V7Y 1G5 and the telephone number of each director and executive officer is (604) 682-4002. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to employment currently with Timmins.

None of the directors and executive officers of Timmins listed below has, during the past five years (i) been convicted in a criminal proceeding or (ii) been a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws. All directors and executive officers listed below are citizens of Canada other than Arturo Bonillas, Miguel Soto, Frank Cordova and Miguel Bonilla, who are citizens of Mexico.

Name	Age	Current Principal Occupation or Employment and Five-Year Employment History
Arturo Bonillas	54	President and Director. Mr. Bonillas has been employed by Timmins since March 2005 and was Timmins’s Chief Executive Officer from March 17, 2005 to May 1, 2007. He was employed as the general manager of Latin America for Continuum Resources Ltd. from November 2003 to January 2006 and as President of Silvermex Resources Ltd. from April 2005 to December 2009.

Bruce Bragagnolo	53	Chief Executive Officer, Secretary and Director. Mr. Bragagnolo has been Timmins’s CEO since May 1, 2007. Mr. Bragagnolo was the principal of Bruce Bragagnolo Law Corporation from 1988 to 2006. Bruce Bragagnolo Law Corporation was associated with the law firm of Campney & Murphy from May 2000 to August 2001. Mr. Bragagnolo also served as Chief Executive Officer of Silvermex Resources Ltd. from July 2007 to December 2009.

Miguel Soto	59	Chief Operating Officer and Director. Mr. Soto has been the Chief Operating Officer of Timmins since September 2005. Mr. Soto was an independent consulting geologist from 2001 to 2005 and was the exploration manager of Servicios Corporativas Frisco from 1997 to 2001.

Lawrence Dick, Phd., P.Geo.	59	Director. Mr. Dick was the President of Continuum Resources Ltd. (“Continuum”) from February 2002 until April 2007. Mr. Dick has been a director of Evolving Gold Corp. from June 2003 until September 2008. Prior to joining Continuum, Mr. Dick held positions as Executive Vice President and Director of General Minerals Corporation in Latin America.

Eugene Hodgson	54	Chief Financial Officer and Director. Mr. Hodgson has been a self-employed consultant to public companies since 1996. He is currently Vice-President Western Pacific Region of Corpfinance International Limited.

A-1

Name	Age	Current Principal Occupation or Employment and Five-Year Employment History
Frank Cordova	46	Director. Mr. Cordova is the legal counsel in Mexico for Timmins. He is legal advisor to Ocotillo Desarrollos Industriales in Hermosillo, Mexico. Mr. Cordova has held a number of positions in the Mexican federal and state governments including federal Minister of Agrarian Reform (February 2005 to April 2007), federal Minister of Consumer Affairs for the State of Sonora (February 2003 to February 2005), federal Undersecretary of Tourism (April 2001 to February 2003) and State of Sonora General Director of Economic Development (September 1995 to October 1998).

R. Barry Fraser	60	Partner of Clark Wilson LLP.(1) Mr. Fraser is a lawyer and has been a partner of Clark Wilson LLP in Vancouver, Canada since March 2007, and serves as the firm’s Chair of the Business Litigation and Insolvency and Restructuring Groups. Prior to joining Clark Wilson LLP, Mr. Fraser was a senior partner with a national Canadian law firm where he practiced for over 26 years.

Alex P. Tsakumis	44	Vice-President Corporate Development. Mr. Tsakumis has been our VP Corporate Development since November 12, 2009. Prior to that he was an employee of Timmins since 2005, providing corporate development and investor relations services. Mr. Tsakumis has over 20 years investment experience within the North American capital markets with private and public companies. Mr. Tsakumis began his career in 1989 with the Barrington Group, representing advanced stage mining companies. Mr. Tsakumis has experience in capital formation, management and growth of listed companies including mergers and acquisitions, corporate governance and corporate communications. Mr. Tsakumis is Vice President of the Hellenic Canadian Congress of British Columbia.

Miguel Bonilla	39	Vice-President Finance Mexico. Mr. Bonilla is a Certified Public Accountant with extensive audit, accounting, consulting and internal control experience from having practiced accounting and audit for companies in different sectors, including mining industry. Prior to his appointment as Timmins’s Comptroller in 2005, he was the audit manager and independent consultant for Moore Stephens in Sonora, Mexico. He has been involved in all of the financial activities since Timmins’s incorporation and has participated in the operation, regulations and legal activities. He also has been involved in the financial management role for other companies of the mining sector.

(1)	The business address of Clark Wilson LLP is 800-885 West Georgia Street, Vancouver, British Columbia, Canada, V6C 3H1, 604.687.5700

A-2

ANNEX B

DIRECTORS AND EXECUTIVE OFFICERS OF OFFEROR

The name, current principal occupation or employment and material occupations, positions, offices or employment for the past five years of each director and executive officer of Offeror are set forth below. Unless otherwise indicated, all directors and executive officers have held the office and principal occupation identified below for not less than five years. Unless otherwise indicated, the business address of each director and executive officer is in care of Timmins Gold Corp., 609 Granville Street, Suite 520, Vancouver, BC, Canada V7Y 1G5 and the telephone number of each director and executive officer is (604) 682-4002. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to employment currently with Offeror.

None of the directors and executive officers of Offeror listed below has, during the past five years (i) been convicted in a criminal proceeding or (ii) been a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws. All directors and executive officers listed below are citizens of Canada.

Name	Age	Current Principal Occupation or Employment and Five-Year Employment History
Bruce Bragagnolo	53	Chief Executive Officer, Secretary and Director. Mr. Bragagnolo has served as our CEO and a director since March 17, 2005. Mr. Bragagnolo was the principal of Bruce Bragagnolo Law Corporation from 1988 to 2006. Bruce Bragagnolo Law Corporation was associated with the law firm of Campney & Murphy from May 2000 to August 2001. Mr. Bragagnolo graduated with an LLB from the University of British Columbia in 1983. Mr. Bragagnolo has approximately 20 years of corporate finance and transactions experience.

Eugene Hodgson	54	Chief Financial Officer and Director. Mr. Hodgson has served a director since October 31, 2005. He graduated with a GA from the University of Calgary in 1978. From 1990 to 1995, Mr. Hodgson was the director of Corporate Development for Intrawest Corp. Mr. Hodgson has been a self employed consultant to public companies since 1996. Mr. Hodgson has been a director and the Chief Financial Officer of Sea Breeze Power Corp., a TSX Venture listed company, from June 2003 to June 2005. He is currently a director, officer and audit committee member of a number of other public and private companies.

B-1

ANNEX C

DELAWARE GENERAL CORPORATION LAW

§262. Appraisal rights

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228, § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

8 Del. C. 1953, § 262; 56 Del. Laws, c. 50; 56 Del. Laws, c. 186, § 24; 57 Del. Laws, c. 148, §§ 27-29; 59 Del. Laws, c. 106, § 12; 60 Del. Laws, c. 371, §§ 3-12; 63 Del. Laws, c. 25, § 14; 63 Del. Laws, c. 152, §§ 1, 2; 64 Del. Laws, c. 112, §§ 46-54; 66 Del. Laws, c. 136, §§ 30-32; 66 Del. Laws, c. 352, § 9; 67 Del. Laws, c. 376, §§ 19, 20; 68 Del. Laws, c. 337, §§ 3, 4; 69 Del. Laws, c. 61, § 10; 69 Del. Laws, c. 262, §§ 1-9; 70 Del. Laws, c. 79, § 16; 70 Del. Laws, c. 186, § 1; 70 Del. Laws, c. 299, §§ 2, 3; 70 Del. Laws, c. 349, § 22; 71 Del. Laws, c. 120, § 15; 71 Del. Laws, c. 339, §§ 49-52; 73 Del. Laws, c. 82, § 21; 76 Del. Laws, c. 145, §§ 11-16; 77 Del. Laws, c. 14, §§ 12, 13; 77 Del. Laws, c. 253, §§ 47-50; 77 Del. Laws, c. 290, §§ 16, 17.;

Any questions or requests for assistance may be directed to the exchange agent or the information agent at their respective addresses or telephone numbers set forth below. Additional copies of this prospectus/offer to exchange and the accompanying letter of transmittal may be obtained from the exchange agent or the information agent at their respective addresses or telephone numbers set forth below. Holders of CGC Shares may also contact their broker, dealer, commercial bank or trust company or other nominee for assistance concerning the Offer.

The exchange agent for the Offer is:

Computershare Investor Services Inc.

By Mail:	By Phone or E-Mail:	By Registered Mail, Hand or Courier:

P.O. Box 7021 31 Adelaide St E Toronto, ON, Canada	Toll Free (North America): 1-800-564-6253 Overseas: 1-514-982-7555	100 University Avenue 9th Floor Toronto, ON, Canada M5J 2Y1 Attn: Corporate Actions
M5C 3H2 Attn: Corporate Actions	E-Mail: corporateactions@computershare.com

The information agent for the Offer is:

Innisfree M&A Incorporated

501 Madison Avenue, 20th Floor

New York, NY 10022

Shareholders May Call Toll-Free: 877-800-5182

Banks & Brokers May Call Collect: 212-750-5833

Until the Initial Expiration Date, or any subsequent offering period, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus/offer to exchange.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.	Indemnification of Directors and Officers

Timmins Gold Corp. is a British Columbia corporation subject to the BCBCA. Section 160 of the BCBCA provides that subject to Section 163, a company may do one or both of the following:

(a) indemnify an eligible party against all eligible penalties to which the eligible party is or may be liable;

(b) after the final disposition of an eligible proceeding, pay the expenses actually and reasonably incurred by an eligible party in respect of that proceeding.

An “eligible party” is defined to mean an individual who: (a) is or was a director or officer of the company, (b) is or was a director or officer of another corporation (i) at a time when the corporation is or was an affiliate of the company, or (ii) at the request of the company, or (c) at the request of the company, is or was, or holds or held a position equivalent to that of, a director or officer of a partnership, trust, joint venture or other incorporated entity, and includes the heirs and personal or other legal representatives of that individual (subject to certain exceptions including where indemnification is prohibited, where insurance is held, and for the purposes of the definition of an “eligible proceeding”).

An “eligible penalty” is defined to mean a judgment, penalty or fine awarded or imposed in, or an amount paid in settlement of, an eligible proceeding;

An “eligible proceeding” is defined to mean a proceeding in which an eligible party or any of the heirs and personal or other legal representatives of the eligible party, by reason of the eligible party being or having been a director or officer of, or holding or having held a position equivalent to that of a director or officer of, the company or an associated corporation: (a) is or may be joined as a party, or (b) is or may be liable for or in respect of a judgment, penalty or fine in, or expenses related to, the proceeding.

Pursuant to Section 161 of the BCBCA, after the final disposition of an eligible proceeding, but subject to Section 163 of the BCBCA, a company must pay the expenses actually and reasonably incurred by the eligible party in respect of that proceeding if the eligible party: (a) has not been reimbursed for those expenses; and (b) is wholly successful, on the merits or otherwise, in the outcome of the proceeding or is substantially successful on the merits in the outcome of the proceeding.

Under Section 162 of the BCBCA:

(1) Subject to Section 163 of the BCBA and (2) below, a company may pay, as they are incurred in advance of the final disposition of an eligible proceeding, the expenses actually and reasonably incurred by an eligible party in respect of that proceeding.

(2) A company must not make payments referred to in (1) above unless the company first receives from the eligible party a written undertaking that, if it is ultimately determined that the payment of the expenses is prohibited by Section 163 of the BCBCA, the eligible party will repay the amounts advanced.

Section 163 of the BCBCA prohibits indemnification of directors and officers in the following circumstances:

(1) A company must not indemnify an eligible party under section 160(a) or pay the expenses of an eligible party under section 160(b), 161 or 162 if any of the following circumstances apply: (a) if the indemnity or payment is made under an earlier agreement to indemnify or pay expenses and, at the time that the agreement to indemnify or pay expenses was made, the company was prohibited from giving the indemnity or paying the expenses by its memorandum or articles; (b) if the indemnity or payment is made otherwise than under an earlier agreement to indemnify or pay expenses and, at the time that the indemnity or payment is made, the company is prohibited from giving the indemnity or paying the expenses by its memorandum or articles; (c) if, in relation to the subject matter of the eligible proceeding, the eligible party did not act honestly and in good faith with a view to the best interests of the company or the associated corporation, as the case may be; or (d) in the case of an eligible proceeding other than a civil proceeding, if the eligible party did not have reasonable grounds for believing that the eligible party’s conduct in respect of which the proceeding was brought was lawful.

(2) If an eligible proceeding is brought against an eligible party by or on behalf of the company or by or on behalf of an associated corporation, the company must not do either of the following: (a) indemnify the eligible party under Section 160(a) of the BCBCA in respect of the proceeding; or (b) pay the expenses of the eligible party under Section 160(b), 161 or 162 of the BCBCA in respect of the proceeding.

Furthermore, pursuant to Section 165 of the BCBCA, a company may purchase and maintain insurance for the benefit of an eligible party or the heirs and personal or other legal representatives of the eligible party against any liability that may be incurred by reason of the eligible party being or having been a director or officer of, or holding or having held a position equivalent to that of a director or officer of, the company or an associated corporation.

The Articles of Timmins provide that subject to the BCBCA, Timmins must indemnify a director, former director or alternate director and his or her heirs and legal personal representatives against all eligible penalties to which such person is or may be liable, and Timmins must, after the final disposition of an eligible proceeding, pay the expenses actually and reasonably incurred by such person in respect of that proceeding. Each director and alternate director is deemed to have contracted with Timmins on the terms of the indemnity provision (Article 21.2) contained in Timmins’ Articles. The Articles of Timmins also provide that Timmins may, subject to any restrictions in the BCBCA, indemnify any person.

In addition, Timmins’ Articles provide that the failure of a director, alternate director or officer to comply with the BCBCA or Timmins’ Articles does not invalidate any indemnity to which he or she is entitled. Further, the Articles allow that Timmins may purchase and maintain insurance for the benefit of any person (or his or her heirs or legal personal representatives) who: (1) is or was a director, alternate director, officer, employee or agent of Timmins; (2) is or was a director, alternate director, officer, employee or agent of a corporation at a time when the corporation is or was an affiliate of Timmins; (3) at the request of Timmins, is or was a director, alternate director, officer, employee or agent of a corporation or of a partnership, trust, joint venture or other unincorporated entity; or (4) at the request of Timmins, holds or held a position equivalent to that of a director, alternate director or officer of a partnership, trust, joint venture or other unincorporated entity, in each case against any liability incurred by him or her as such director, alternate director, officer, employee or agent or person who holds or held such equivalent position.

As defined in Timmins’ Articles, “eligible penalty” means a judgment, penalty or fine awarded or imposed in, or an amount paid in settlement of, an eligible proceeding; “eligible proceeding” means a legal proceeding or investigative action, whether current, threatened, pending or completed, in which a director, former director or alternate director of Timmins (an “eligible party”) or any of the heirs and legal personal representatives of the eligible party, by reason of the eligible party being or having been a director or alternate director of Timmins: (a) is or may be joined as a party; or (b) is or may be liable for or in respect of a judgment, penalty or fine in, or expenses related to, the proceeding; and “expenses” has the meaning set out in the BCBCA.

Timmins and each director are also parties to an agreement providing for indemnification and advancement of certain expenses to each director in accordance with applicable law.

Timmins carries directors’ and officers’ liability insurance covering acts and omissions of its directors and officers and those of its subsidiaries. Timmins also intends to enter into agreements with each director and officer to provide indemnification to the extent permitted under the BCBCA.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling Timmins pursuant to the foregoing provisions, Timmins has been informed that in the opinion of the U.S. Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is therefore unenforceable.

Item 21.	Exhibits and Financial Statement Schedules

(a) Exhibits.

See the Exhibit Index below.

(b) Financial Statement Schedules.

None.

(c) Reports, Opinions and Appraisals.

None.

Item 22.	Undertakings

(a) The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) To file a post-effective amendment to the registration statement to include any financial statements required by Item 8.A. of Form 20-F at the start of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by Section 10(a)(3) of the Act need not be furnished, provided that the registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph (a)(4) and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements.

(b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)(i) The undersigned registrant undertakes as follows: That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

(ii) The undersigned registrant undertakes that every prospectus (i) that is filed pursuant to the paragraph immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(d) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(e) The undersigned registrant hereby undertakes: (i) to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means, and (ii) to arrange or provide for a facility in the United States for the purpose of responding to such requests. The undertaking in subparagraph (i) above includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(f) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Vancouver, Province of British Columbia, Canada, on the 10th day of February, 2011.

TIMMINS GOLD CORP.

By:	/s/ Bruce Bragagnolo
	Name:	Bruce Bragagnolo
	Title:	Chief Executive Officer and Secretary

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Bruce Bragagnolo of Timmins Gold Corp. his true and lawful attorney-in-fact and agent, who may act alone, with full powers of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any or all amendments to this Registration Statement, including post-effective amendments, and to file the same, with all exhibits thereto, and other documents and in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, and hereby ratifies and confirms his said attorney-in-fact and agent or his substitute may lawfully do or cause to be done by virtue hereof.

This Power of Attorney may be executed in multiple counterparts, each of which shall be deemed an original, but which taken together shall constitute one instrument.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities indicated on February 10, 2011.

Signature	Title
/s/ Arturo Bonillas Arturo Bonillas	President and Director

/s/ Bruce Bragagnolo Bruce Bragagnolo	Chief Executive Officer, Secretary and Director (Principal Executive Officer)

Frank Cordova	Director

/s/ Lawrence Dick Lawrence Dick	Director

/s/ R. Barry Fraser R. Barry Fraser	Director, Non-Executive Chairman

/s/ Eugene Hodgson Eugene Hodgson	Chief Financial Officer and Director (Principal Financial Officer and Principal Accounting Officer)

/s/ Miguel Soto Miguel Soto	Chief Operating Officer and Director

AUTHORIZED REPRESENTATIVE

Pursuant to the requirements of Section 6(a) of the Securities Act of 1933, the undersigned has signed this Registration Statement, solely in the capacity of the duly authorized representative of Timmins Gold Corp. in the United States, on the 10th day of February, 2011.

TIMMINS GOLD ACQUISITION CORP.

By:	/s/ Bruce Bragagnolo
	Name:	Bruce Bragagnolo
	Title:	President and Secretary

EXHIBIT INDEX

Exhibit Number	Description of Exhibit
3.1*	Certificate Incorporation of Timmins Gold Corp. dated as of March 17, 2005.

3.2*	Articles of Timmins Gold Corp. dated as of March 21, 2005 and amended as of September 10, 2008.

4.1*	Form of Timmins Gold Corp. common share certificate.

5.1*	Form of opinion of Farris, Vaughan, Wills & Murphy LLP regarding the legality of the securities issued.

8.1*	Opinion of Shearman & Sterling LLP regarding U.S. tax matters.

8.2*	Opinion of Ogilvy Renault LLP regarding Canadian tax matters.

10.1*	Mining Agreement between Peal Mexico, S.A. de C.V. and Molimentales del Noroeste, S. A. de C. V., dated September 15, 2009.

10.2*	Indenture between Timmins Gold Corp. and Computershare Trust Company of Canada, dated January 22, 2010, regarding the Gold Loan.

10.3*	Property Option Agreement between Soltoro Ltd. and Timmins Gold Corp., dated November 23, 2010.

10.4**	Form of Indemnity Agreement

21.1*	Subsidiaries of Timmins Gold Corp.

23.1*	Consent of Deloitte & Touche LLP.

23.2*	Consent of Independent Mining Consultants, Inc.

23.3*	Consent of Alan J. San Martin.

23.4*	Consent of Christopher A. Jacobs.

23.5*	Consent of Mani M. Verma.

23.6*	Consent of Richard M. Gowans.

23.7*	Consent of William J. Lewis.

23.8*	Consent of Farris, Vaughan, Wills & Murphy LLP (included in Exhibit 5.1).

23.9*	Consent of Shearman & Sterling LLP (included in Exhibit 8.1).

23.10*	Consent of Ogilvy Renault LLP (included in Exhibit 8.2).

24.1*	Power of Attorney (contained on the signature page of this Registration Statement).

99.1**	Letter of Transmittal.

99.2**	Notice of Guaranteed Delivery.

99.3**	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.

99.4**	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.

99.5**	Summary Advertisement.

*	Filed herewith.
**	To be filed by amendment.

Exhibit 3.1

Number: BC0719511

CERTIFICATE OF

INCORPORATION

BUSINESS CORPORATIONS ACT

I Hereby Certify that TIMMINS GOLD CORP. was incorporated under the Business Corporations Act on March 17, 2005, at 03:42 PM Pacific Time.

Issued under my hand at Victoria, British Columbia On March 17, 2005

JOHN S. POWELL

Registrar of Companies

Province of British Columbia

Canada

Exhibit 3.2

BRITISH COLUMBIA

Ministry of Finance
Corporate and Personal Property Registries
www.corporateonline.gov.bc.ca

Mailing Address:
PO BOX 9431 Stn Prov Govt
Victoria BC V8W 9V3

Location:
2nd Floor - 940 Blanshard St
Victoria BC
250 356-8626

Incorporation Application

FORM 1
BUSINESS CORPORATIONS ACT
Section 10

CERTIFIED COPY
Of a Document filed with the Province of British Columbia Registrar of Companies

J S Powell
March 17, 2005

FILING DETAILS:	*Incorporation Application for* TIMMINS GOLD CORP.
	Incorporation Number: BC0719511
Filed Date and Time:	March 17, 2005 03:42 PM Pacific Time
Recognition Date and Time:	Incorporated on March 17, 2005 03:42 PM Pacific Time

INCORPORATION APPLICATION

Name Reservation Number:
NR5843435

Name Reserved:
TIMMINS GOLD CORP.

INCORPORATION EFFECTIVE DATE:

The incorporation is to take effect at the time that this application is filed with the Registrar.

INCORPORATOR INFORMATION

Last Name, First Name Middle Name:
Bragagnolo, Bruce

Mailing Address:
SUITE 950 - 1055 WEST GEORGIA STREET
PO BOX 11131
VANCOUVER BC V6E 3P3

BC0719511 Page: 1 of 3

COMPLETING PARTY

Last Name, First Name Middle Name: Mailing Address:

Cesarone, Carrie SUITE 95-1055 WEST GEORGIA STREET PO BOX 11131 VANCOUVER BC V6E 3P3

Completing Party Statement

I, Carrie Cesarone, the completing party, have examined the articles and the incorporation agreement applicable to the company that is to be incorporated by the filing of the Incorporation Application and confirm that:

a) the Articles and the Incorporation Agreement both contain a signature line for each person identified as an incorporator in the Incorporation Application with the name of that person set out legibly under the signature lines, b) an original signature has been placed on each of those signature lines, and c) I have no reason to believe that the signature placed on a signature line is not the signature of the person whose name is set out under that signature line.

NOTICE OF ARTICLES

Name of Company:

TIMMINS GOLD CORP.

REGISTERED OFFICE INFORMATION

Mailing Address:

SUITE 950—1055 WEST GEORGIA STREET PO BOX 11131 VANOCUVER BC V6E 3P3 Delivery Address:

SUITE 950—1055 WEST GEORGIA STREET PO BOX 11131 VANOCUVER BC V6E 3P3

RECORDS OFFICE INFORMATION

Mailing Address:

SUITE 950—1055 WEST GEORGIA STREET PO BOX 11131 VANOCUVER BC V6E 3P3 Delivery Address:

SUITE 950—1055 WEST GEORGIA STREET PO BOX 11131 VANOCUVER BC V6E 3P3

BC0719511Page: 2 of 3

BRITISH COLUMBIA

Ministry of Finance
Corporate and Personal
Property Registries
www.corporateonline.gov.bc.ca

Mailing Address:
PO BOX 9431 Stn Prov Govt
Victoria BC V8W 9V3

Location:
2nd Floor - 940 Blanshard St
Victoria BC
250 356-8626

Notice of Articles

BUSINESS CORPORATIONS ACT

CERTIFIED COPY
Of a Document filed with the Province of British Columbia Registrar of Companies

J S Powell
March 17, 2005

This Notice of Articles was issued by the Registrar on: March 17, 2005 03:42 PM Pacific Time

Incorporation Number: BC0719511

Recognition Date and Time: *Incorporated on March 17, 2005 03:42 PM Pacific Time*

NOTICE OF ARTICLES

Name of Company:

TIMMINS GOLD CORP.

REGISTERED OFFICE INFORMATION

Mailing Address:
SUITE 950 - 1055 WEST GEORGIA STREET
PO BOX 11131
VANOCUVER BC V6E 3P3

Delivery Address:
SUITE 950 - 1055 WEST GEORGIA STREET
PO BOX 11131
VANOCUVER BC V6E 3P3

RECORDS OFFICE INFORMATION

Mailing Address:
SUITE 950 - 1055 WEST GEORGIA STREET
PO BOX 11131
VANOCUVER BC V6E 3P3

Delivery Address:
SUITE 950 - 1055 WEST GEORGIA STREET
PO BOX 11131
VANOCUVER BC V6E 3P3

BC0719511Page: 1 of 2

DIRECTOR INFORMATION

Last Name, First Name Middle Name:

Bragagnolo, Bruce

Mailing Address:

SUITE 950—1055 WEST GEORGIA STREET PO BOX 11131 VANCOUVER BC V6E 3P3 Delivery Address:

SUITE 950—1055 WEST GEORGIA STREET PO BOX11131 VANCOUVER BC V6E 3P3

AUTHORIZED SHARE STRUCTURE

1. No Maximum Common Shares Without Par Value

Without Special Rights or Restrictions attached

BC0719511 Page: 2 of 2

BRITISH COLUMBIA
The Best Place on Earth

Ministry
of Finance
BC Registry Services

Mailing Address:
PO BOX 9431 Stn Prov Govt.
Victoria BC V8W 9V3
www.corporateonline.gov.bc.ca

Location:
2nd Floor - 940 Blanshard St.
Victoria BC
250 356-8626

CERTIFIED COPY
Of a Document filed with the Province of British Columbia Registrar of Companies

RON TOWNSHEND
September 17, 2008

Notice of Articles

BUSINESS CORPORATIONS ACT

This Notice of Articles was issued by the Registrar on: September 17, 2008 02:56 PM Pacific Time

Incorporation Number: BC0719511

Recognition Date and Time: *Incorporated on March 17, 2005 03:42 PM Pacific Time*

NOTICE OF ARTICLES

Name of Company:

TIMMINS GOLD CORP.

REGISTERED OFFICE INFORMATION

Mailing Address:
P.O. BOX 10335, PACIFIC CENTRE
SUITE 520 - 609 GRANVILLE STREET
VANCOUVER BC V7Y 1G5
CANADA

Delivery Address:
P.O. BOX 10335, PACIFIC CENTRE
SUITE 520 - 609 GRANVILLE STREET
VANCOUVER BC V7Y 1G5
CANADA

RECORDS OFFICE INFORMATION

Mailing Address:
P.O. BOX 10335, PACIFIC CENTRE
SUITE 520 - 609 GRANVILLE STREET
VANCOUVER BC V7Y 1G5
CANADA

Delivery Address:
P.O. BOX 10335, PACIFIC CENTRE
SUITE 520 - 609 GRANVILLE STREET
VANCOUVER BC V7Y 1G5
CANADA

BC0719511 Page: 1 of 3

DIRECTOR INFORMATION

Last Name, First Name, Middle Name:

Hodgson, Eugene

Mailing Address:

3506 WEST 26TH AVENUE VANCOUVER BC V6N3K4 CANADA Delivery Address:

3506 WEST 26TH AVENUE VANCOUVER BC V6N 3K4 CANADA

Last Name, First Name, Middle Name:

Soto, Miguel

Mailing Address:

VALLE DEL ORO NO. 408 FRACC. DEL VALLE RIO SAN PEDRO AGUASCALIENTES AGS 20007 MEXICO Delivery Address:

VALLE DEL ORO NO. 408 FRACC. DEL VALLE RIO SAN PEDRO AGUASCALIENTES AGS 20007 MEXICO

Last Name, First Name, Middle Name:

Dick, Lawrence

Mailing Address:

5310 MONTIVERDI PLACE WEST VANCOUVER BC CANADA

Delivery Address:

5310 MONTIVERDI PLACE WEST VANCOUVER BC CANADA

Last Name, First Name, Middle Name:

Bonillas, Arturo

Mailing Address:

PASEO DE LOS ALAMOS NO. 169 COL. NUEVA GALICIA HERMOSILLO, SONORA 83240 MEXICO Delivery Address:

PASEO DE LOS ALAMOS NO. 169 COL. NUEVA GALICIA HERMOSILLO, SONORA 83240 MEXICO

Last Name, First Name, Middle Name:

KROHMAN, DARCY

Mailing Address:

452 GENOA CRESCENT NORTH VANCOUVER BC V7N 3B7 CANADA Delivery Address:

452 GENOA CRESCENT NORTH VANCOUVER BC V7N 3B7 CANADA

Last Name, First Name, Middle Name:

Darby, Hallein

Mailing Address:

3586 WEST 20TH AVENUE VANCOUVER BC V6S1E7 CANADA Delivery Address:

3586 WEST 20TH AVENUE VANCOUVER BC V6S 1E7 CANADA

BC0719511 Page: 2 of 3

Last Name, First Name, Middle Name:

Bragagnolo, Bruce

Mailing Address:

3477 WEST 28TH AVENUE VANCOUVER BC V6S1R8 CANADA Delivery Address:

3477 WEST 28TH AVENUE VANCOUVER BC V6S1R8 CANADA

Last Name, First Name, Middle Name:

Cordova, Frank

Mailing Address:

MIRAVALLE#22 SALVATIERRA RESIDENCIAL HERMOSILLO, SONORA 83230 MEXICO Delivery Address:

MIRAVALLE #22 SALVATIERRA RESIDENCIAL HERMOSILLO, SONORA MEXICO

Last Name, First Name, Middle Name:

Graber, Lee A.

Mailing Address:

422 CEDAR HILL DRIVE SAN RAFAEL CA 94903 UNITED STATES Delivery Address:

422 CEDAR HILL DRIVE SAN RAFAEL CA 94903 UNITED STATES

RESOLUTION DATES:

Date(s) of Resolution(s) or Court Order(s) attaching or altering Special Rights and Restrictions attached to a class or a series of shares:

September 10, 2008

AUTHORIZED SHARE STRUCTURE

1. No Maximum Common Shares Without Par Value

Without Special Rights or Restrictions attached

2. No Maximum Convertible Preference Shares Without Par Value

With Special Rights or Restrictions attached

BC0719511 Page: 3 of 3

AMENDMENT TO ARTICLES OF TIMMINS GOLD CORP.

(the “Company”)

PART 27

CONVERTIBLE PREFERENCE SHARES SPECIAL RIGHTS AND RESTRICTIONS

The Convertible Preference Shares shall have attached to them the following powers, preferences, rights, qualifications, limitations and restrictions:

(a) Voting. The holders of the Convertible Preference Shares are entitled to notice of but not to attend or vote at meetings of the holders of the Common Shares except as required by the British Columbia Business Corporations Act.

(b)	Dividends. The Convertible Preference Shares shall not be entitled to the payment of dividends.

(c) Dissolution. On the liquidation, dissolution, winding-up or other distribution of the assets of the Company among its shareholders, the holders of the Convertible Preference Shares and the holders of the Common Shares shall participate rateably in equal amounts per share, without preference or distinction, in the remaining assets of the Company.

(d) Conversion. The holders of the Convertible Preference Shares shall have the right at any time to convert, for no consideration, the Convertible Preference Shares into Common Shares of the Company on the basis of one Common Share for each Convertible Preference Share so converted, at any time after receipt of all required shareholder and regulatory approvals to such conversion and before the date which is 10 years (the “Automatic Conversion Date”) from the date of initial issuance of the Convertible Preferences Shares.

(e) Automatic Conversion. Any Convertible Preference Shares which have not been converted into Common Shares prior to the Automatic Conversion Date, shall be automatically converted into Common Shares by the Company on the first business day after the Automatic Conversion Date.

(f) Manner of Exercise of Conversion Privilege. The conversation privilege herein provided for may be exercised by notice in writing given to the Company at its registered office, accompanied by the certificate or certificates representing the Convertible Preference Shares in respect of which the holder thereof desires to exercise such right of conversion. Such notice shall be signed by such holder or his duly authorized attorney and shall specify the number of Convertible Preference Shares which the holder desires to have converted. If less than all of the Convertible Preference Shares represented by a certificate or certificates accompanying any such notice are to be converted, the holder shall be entitled to receive, at the expense of the Company, a new certificate representing the number of Convertible Preference Shares comprised in the certificate or certificates surrendered as aforesaid which are not to be converted.

2

(g) New Certificates on Conversion. On any conversion of Convertible Preference Shares the share certificates for Common Shares of the Company resulting therefrom shall be issued in the name of the registered holder of the Convertible Preference Shares converted or in such name or names as such registered holder may direct in writing (either in the notice herein referred to or otherwise) provided that such registered holder shall pay any applicable security transfer taxes. In either instance the transfer form on the back of the certificates in question shall be endorsed by the registered holder of the Convertible Preference Shares or his duly authorized attorney, with signature guaranteed in a manner satisfactory to the Company, provided that the Company may waive the requirement for any such guarantee.

(h) Deemed Conversion. Subject as hereinafter provided, the right of a holder of Convertible Preference Shares to convert the same into Common Shares shall be deemed to have been exercised, and the register holder of the Convertible Preference Shares to be converted (or any Person or Persons in whose name or names any such registered holder of Convertible Preference Shares shall have directed certificates representing Common Shares to be issued) shall be deemed to have become (and at all time on such date to be) a holder of the Common Shares of record of the Company for all purposes on the dare of surrender of one or more certificates duly endorsed representing the Convertible Preference Shares to be converted.

(i) Subdivision, Consolidation, Reclassification or Changes. If and whenever at anytime the outstanding Convertible Preference Shares of the Company or the outstanding Common Shares of the Company shall be subdivided, redivided or changed into a greater or consolidated into a lesser number of shares or reclassified into different shares, the basis of conversion then in effect shall be appropriately adjusted and the Convertible Preference Shares shall thereafter be convertible into, upon the exercise of the conversion right at any time on the effective date or thereafter, in lieu of the number of Common Shares to which a Convertible Preference Share was theretofore entitled upon conversion, the aggregate number of shares of the Company that a holder of Convertible Preference Shares would have been entitled to receive as a result of such subdivision, redivision, change, consolidation or reclassification if, on the effective date thereof, the holder been the registered holder of the number of Common Shares to which the holder was theretofore entitled upon conversion.

(j) Other Reorganizations. If and whenever at anytime there is a capital reorganization of the Company not covered be section (i) or a consolidation or merger or amalgamation of the Company with or into any other company including by way of sale whereby all or substantially all of the Company’s undertaking and assets would become the property of any other company, the Convertible Preference Shares, shall thereafter be convertible into, upon the exercise of the conversion right at anytime on the effective date or thereafter, in lieu of the number of Common Shares to which a Convertible Preference Share was theretofore entitled upon conversion, the aggregate number of shares or other securities or property of the Company or of the company resulting from the consolidation, merger or amalgamation or to which such sale may be made, as the case may be, that a holder of Convertible Preference Shares would have been entitled to receive as a result of such capital reorganization, consolidation, merger, amalgamation or sale if, on the effective date thereof, the holder had been the registered holder of the number of Common Shares to which the holder was theretofore entitled upon conversion.

3

(k) Notice of Subscription Rights, Stock Dividend, etc. If the Company proposes to issue subscription warrants or other rights to all of the holders of its Common Shares to purchase any share or other securities of the Company, or to pay any stock divided upon its Common Shares or make any distribution (other than cash dividends) to the holders of its Common Shares, the Company shall so notify each registered holder of Convertible Preference Shares by written notice at least 20 days prior to the date fixed by the Company as the record date in connection with the issue of subscription warrants or other rights to purchase shares or other securities, stock dividends or other distribution. Such notice shall set forth the record date fixed as aforesaid and such particulars of such issue or subscription warrants or other rights, stock dividends or other distribution as shall have been fixed and determined at the date on which such notice is given.

(J) Taxes on Conversion. The issuance of certificates for Common Shares upon the conversion of Convertible Preference Shares will be made without charge to the converting holders of Convertible Preference Shares for any fee or tax in respect of the issuance of such certificates for the Common Shares represented thereby, provided, however, that the Company shall not be required to pay any tax which may be imposed upon the Person or Persons to whom such Common Shares are issued, in respect of the issuance of such Common Shares or the certificates therefore or which may be payable in respect of any transfer involved in the issuance and delivery of any such certificate in a name or names other than that of the holder of the Convertible Preference Shares converted, and the Company shall not be required to issue or deliver such certificate unless the Person or Persons requesting the issuance thereof shall have paid to the Company the amount of such tax or shall have established to the satisfaction of the Company the amount of such tax or shall have established to the satisfaction of the Company that such tax has been paid or that the Company has not and will not have any liability in respect of such tax.

(m) Method of Automatic Conversion. In the case of automatic conversion of the Convertible Preference Shares pursuant to section (e), the Company shall on or after the date so specified for automatic conversion, send by prepaid first class mail, or deliver to each Person who is, on that date specified for automatic conversion, a holder of the Convertible Preference Shares to be converted, a notice in writing confirming the automatic conversion of the Convertible Preference Shares. Such notice shall specify the date of automatic conversion, and the office of the Company at which the holders of the Convertible Preference Shares may present and surrender certificates representing such shares for conversion. On the date specified for automatic conversion the Company shall issue or cause to be issued to or to the order of the holders of the Convertible Preference Shares to be converted, that number of Common Shares of the Company designated in the aforesaid notice of conversion, and shall deliver such Common Shares against delivery and surrender of the certificate or certificates representing the Convertible Preference Shares automatically converted.

Mailing Address: Location:

Ministry PO BOX 9431 Stn Prov Govt. 2nd Floor—940 Blanshard St.

Of Finance Victoria BC V8W 9V3 Victoria BC

BC Registry Services www.corporateonline.gov.bc.ca 250 356-8626

Cover Sheet

TIMMINS GOLD CORP. P.O. BOX 10335, PACIFIC CENTRE SUITE 520—609 GRANVILLE STREET VANCOUVER BC V7Y1G5

Confirmation of Service

Form Filed: Notice of Alteration

Date and Time of Filing: September 17, 2008 02:56 PM Pacific Time

Alteration Effective Date: The alteration is to take effect at the time that this application is filed with the Registrar.

Name of Company: TIMMINS GOLD CORP.

Incorporation Number: BC0719511

This package contains:

Certified Copy of the Notice of Articles

Check your documents carefully to ensure there are no errors or omissions. If errors or omissions are discovered, please contact the Corporate Registry for instructions on how to correct the errors or omissions.

BC0719511

TIMMINS GOLD CORP.

I propose to form a company under the Business Corporations Act (British Columbia). I agree to take the number of common shares in the company set opposite my name:

Full name and signature of Number of shares being

incorporatot Date of signing taken by incorporator

March 21, 2005 One Hundred (100) Common

BRUCE BRAGAGNOLO shares

TIMMINS GOLD CORP.

(the “Company”)

The Company has as its articles the following articles.

Full name and signature of each incorporator Date of signing

March 21, 2005

BRUCE BRAGAGNOLO

1

Incorporation number: BC0719511

TIMMINS GOLD CORP. (the “Company”)

ARTICLES

1. Interpretation

2. Shares and Share Certificates

3. Issue of Shares

4. Share Registers

5. Share Transfers

6. Transmission of Shares

7. Purchase of Shares

8. Borrowing Powers

9. Alterations

10.	Meetings of Shareholders
11.	Proceedings at Meetings of Shareholders
12.	Votes of Shareholders
13.	Directors
14.	Election and Removal of Directors
15.	Alternate Directors
16.	Powers and Duties of Directors
17.	Disclosure of Interest of Directors
18.	Proceedings of Directors
19.	Executive and Other Committees
20.	Officers
2

21.	Indemnification
22.	Dividends and Reserves
23.	Documents, Records and Reports
24.	Notices
25.	Seal
26.	Prohibitions
27.	Special Rights and Restrictions
2

1. Interpretation

1.1 Definitions

In these Articles, unless the context otherwise requires:

(1) “board of directors”, “directors” and “board” mean the directors or sole director of the Company for the time being;

(2) “Business Corporations Act” means the Business Corporations Act (British Columbia) from time to time in force and all amendments thereto and includes all regulations and amendments thereto made pursuant to that Act;

(3)	“legal personal representative” means the personal or other legal representative of the shareholder;

(4) “registered address” of a shareholder means the shareholder’s address as recorded in the central securities register;

(5)	“seal” means the seal of the Company, if any.

1.2 Business Corporations Act and Interpretation Act Definitions Applicable

The definitions in the Business Corporations Act and the definitions and rules of construction in the Interpretation Act, with the necessary changes, so far as applicable, and unless the context requires otherwise, apply to these Articles as if they were an enactment. If there is a conflict between a definition in the Business Corporations Act and a definition or rule in the Interpretation Act relating to a term used in these Articles, the definition in the Business Corporations Act will prevail in relation to the use of the term in these Articles. If there is a conflict between these, Articles and the Business Corporations Act, the Business Corporations Act will prevail.

2. Shares and Share Certificates

2.1 Authorized Share Structure

The authorized share structure of the Company consists of shares of the class or classes and series, if any, described in the Notice of Articles of the Company.

2.2 Form of Share Certificate

Each share certificate issued by the Company must comply with, and be signed as required by, the Business Corporations Act.

2.3 Shareholder Entitled to Certificate or Acknowledgment

Each shareholder is entitled, without charge, to (a) one share certificate representing the shares of each class or series of shares registered in the shareholder’s name or (b) a non-

transferable written acknowledgment of the shareholder’s right to obtain such a share certificate, provided that in respect of a share held jointly by several persons, the Company is not bound to issue more than one share certificate and delivery of a share certificate for a share to one of several joint shareholders or to one of the shareholders’ duly authorized agents will be sufficient delivery to all.

2.4 Delivery by Mail

Any share certificate or non-transferable written acknowledgment of a shareholder’s right to obtain a share certificate may be sent to the shareholder by mail at the shareholder’s registered address and neither the Company nor any director, officer or agent of the Company is liable for any loss to the shareholder because the share certificate or acknowledgement is lost in the mail or stolen.

2.5 Replacement of Worn Out or Defaced Certificate or Acknowledgement

If the directors are satisfied that a share certificate or a non-transferable written acknowledgment of the shareholder’s right to obtain a share certificate is worn out or defaced, they must, on production to them of the share certificate or acknowledgment, as the case may be, and on such other terms, if any, as they think fit:

(1)	order the share certificate or acknowledgment, as the case may be, to be cancelled; and
(2)	issue a replacement share certificate or acknowledgment, as the case may be.

2.6 Replacement of Lost, Stolen or Destroyed Certificate or Acknowledgment

If a share certificate or a non-transferable written acknowledgment of a shareholder’s right . to obtain a share certificate is lost, stolen or destroyed, a replacement share certificate or acknowledgment, as the case may be, must be issued to the person entitled to that share certificate or acknowledgment, as the case may be, if the directors receive:

(1)	proof satisfactory to them that the share certificate or acknowledgment is lost, stolen or destroyed; and
(2)	any indemnity the directors consider adequate.

2.7 Splitting Share Certificates

If a shareholder surrenders a share certificate to the Company with a written request that the Company issue in the shareholder’s name two or more share certificates, each representing a specified number of shares and in the aggregate representing the same number of shares as the share certificate so surrendered, the Company must cancel the surrendered share certificate and issue replacement share certificates in accordance with that request.

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2.8 Certificate Fee

There must be paid to the Company, in relation to the issue of any share certificate under Articles 2.5, 2.6 or 2.7, the amount, if any and which must not exceed the amount prescribed under the Business Corporations Act, determined by the directors.

2.9 Recognition of Trusts

Except as required by law or statute or these Articles, no person will be recognized by the Company as holding any share upon any trust, and the Company is not bound by or compelled in any way to recognize (even when having notice thereof) any equitable, contingent, future or partial interest in any share or fraction of a share or (except as by law or statute or these Articles provided or as ordered by a court of competent jurisdiction) any other rights in respect of any share except an absolute right to the entirety thereof in the shareholder.

3. Issue of Shares

3.1 Directors Authorized

Subject to the Business Corporations Act and the rights of the holders of issued shares of the Company, the Company may issue, allot, sell or otherwise dispose of the unissued shares, and issued shares held by the Company, at the times, to the persons, including directors, in the manner, on the terms and conditions and for the issue prices (including any premium at which shares with par value may be issued) that the directors may determine. The issue price for a share with par value must be equal to or greater than the par value of the share.

3.2 Commissions and Discounts

The Company may at any time pay a reasonable commission or allow a reasonable discount to any person in consideration of that person purchasing or agreeing to purchase shares of the Company from the Company or any other person or procuring or agreeing to procure purchasers for shares of the Company.

3.3 Brokerage

The Company may pay such brokerage fee or other consideration as may be lawful for or in connection with the sale or placement of its securities.

3.4 Conditions of Issue

Except as provided for by the Business Corporations Act, no share may be issued until it is fully paid. A share is fully paid when:

(1)	consideration is provided to the Company for the issue of the share by one or more of the following:
(a)	past services performed for the Company;
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(b)	property;
(c)	money; and

(2) the value of the consideration received by the Company equals or exceeds the issue price set for the share under Article 3.1.

3.5 Share Purchase Warrants and Rights

Subject to the Business Corporations Act, the Company may issue share purchase warrants, options and rights upon such terms and conditions as the directors determine, which share purchase warrants, options and rights may be issued alone or in conjunction with debentures, debenture stock, bonds, shares or any other securities issued or created by the Company from time to time.

4. Share Registers

4.1 Central Securities Register

As required by and subject to the Business Corporations Act, the Company must maintain in British Columbia a central securities register. The directors may, subject to the Business Corporations Act, appoint an agent to maintain the central securities register. The directors may also appoint one or more agents, including the agent which keeps the central securities register, as transfer agent for its shares or any class or series of its shares, as the case may be, and the same or another agent as registrar for its shares or such class or series of its shares, as the case may be. The directors may terminate such appointment of any agent at any time and may appoint another agent in its place.

4.2 Closing Register

The Company must not at any time close its central securities register.

5. Share Transfers

5.1 Registering Transfers

A transfer of a share of the Company must not be registered unless:

(1)	a duly signed instrument of transfer in respect of the share has been received by the Company;

(2) if a share certificate has been issued by the Company in respect of the share to be transferred, that share certificate has been surrendered to the Company; and

(3) if a non-transferable written acknowledgment of the shareholder’s right to obtain a share certificate has been issued by the Company in respect of the share to be transferred, that acknowledgment has been surrendered to the Company.

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5.2 Form of Instrument of Transfer

The instrument of transfer in respect of any share of the Company must be either in the form, if any, on the back of the Company’s share certificates or in any other form that may be approved by the directors from time to time.

5.3 Transferor Remains Shareholder

Except to the extent that the Business Corporations Act otherwise provides, the transferor of shares is deemed to remain the holder of the shares until the name of the transferee is entered in a securities register of the Company in respect of the transfer.

5.4 Signing of Instrument of Transfer

If a shareholder, or his or her duly authorrzed attorney, signs an instrument of transfer in respect of shares registered in the name of the shareholder, the signed instrument of transfer constitutes a complete and sufficient authority to the Company and its directors, officers and agents to register the number of shares specified in the instrument of transfer or specified in any other manner, or, if no number is specified, all the shares represented by the share certificates or set out in the written acknowledgments deposited with the instrument of transfer:

(1)	in the name of the person named as transferee in that instrument of transfer; or

(2) if no person is named as transferee in that instrument of transfer, in the name of the person on whose behalf the instrument is deposited for the purpose of having the transfer registered.

5.5 Enquiry as to Title Not Required ;

Neither the Company nor any director, officer or agent of the Company is bound to inquire into the title of the person named in the instrument of transfer as transferee or, if no person is named as transferee in the instrument of transfer, of the person on whose behalf the instrument is deposited for the purpose of having the transfer registered or is liable for any claim related to registering the transfer by the shareholder or by any intermediate owner or holder of the shares, of any interest in the shares, of any share certificate representing such shares or of any written acknowledgment of a right to obtain a share certificate for such shares.

5.6 Transfer Fee

There must be paid to the Company, in relation to the registration of any transfer, the amount, if any, determined by the directors.

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6. Transmission of Shares

6.1 Legal Personal Representative Recognized on Death

In case of the death of a shareholder, the legal personal representative, or if the shareholder was a joint holder, the surviving joint holder, will be the only person recognized by the Company as having any title to the shareholder’s interest in the shares. Before recognizing a person as a legal personal representative, the directors may require proof of appointment by a court of competent jurisdiction, a grant of letters probate, letters of administration or such other evidence or documents as the directors consider appropriate.

6.2 Rights of Legal Personal Representative

The legal personal representative has the same rights, privileges and obligations that attach to the shares held by the shareholder, including the right to transfer the shares in accordance with these Articles, provided the documents required by the Business Corporations Act and the directors have been deposited with the Company.

7. Purchase of Shares

7.1 Company Authorized to Purchase Shares
Subject to Article 7.2, the special rights and restrictions attached to the shares of any class or series and the Business Corporations Act, the Company may, if authorized by the directors, purchase or otherwise acquire any of its shares at the price and upon the terms specified in such resolution. :

7.2 Purchase When Insolvent

The Company must not make a payment or provide any other consideration to purchase or otherwise acquire any of its shares if there are reasonable grounds for believing that:

(1)	the Company is insolvent; or
(2)	making the payment or providing the consideration would render the Company insolvent.

7.3 Sale and Voting of Purchased Shares

If the Company retains a share redeemed, purchased or otiierwise acquired by it, the Company may sell, gift or otherwise dispose of the share, but, while such share is held by the Company, it:

(1)	is not entitled to vote the share at a meeting of its shareholders;
(2)	must not pay a dividend in respect of the share; and
(3)	must not make any other distribution in respect of the share.
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8. Borrowing Powers

The Company, if authorized by the directors, may:

(1) borrow money in the manner and amount, on the security, from the sources and on the terms and conditions that they consider appropriate;

(2) issue bonds, debentures and other debt obligations either outright or as security for any liability or obligation of the Company or any other person and at such discounts or premiums and on such other terms as they consider appropriate;

(3)	guarantee the repayment of money by any other person or the performance of any obligation of any other person; and

(4) mortgage, charge, whether by way of specific or floating charge, grant a security interest in, or give other security on, the whole or any part of the present and future assets and undertaking of the Company.

9. Alterations

9.1 Alteration of Authorized Share Structure

Subject to Article 9.2 and the Business Corporations Act, the Company may by special resolution:

(1) create one or more classes or series of shares or, if none of the shares of a class or series of shares are allotted or issued, eliminate that class or series of shares;

(2) increase, reduce or eliminate the maximum number of shares that the Company is : authorized to issue out of any class or series of shares or establish a maximum number of shares that the Company is authorized to issue out of any class or series ; of shares for which no maximum is established;

(3)	subdivide or consolidate all or any of its unissued, or fully paid issued, shares;
(4)	if the Company is authorized to issue shares of a class of shares with par value:
(a)	decrease the par value of those shares; or
(b)	if none of the shares of that class of shares are allotted or issued, increase the par value of those shares;

(5)change all or any of its unissued, or fully paid issued, shares with par value into shares without par value or any of its unissued shares without par value into shares with par value;

(6)	alter the identifying name of any of its shares; or
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(7) otherwise alter its shares or authorized share structure when required or permitted to do so by the Business Corporations Act.

9.2 Special Rights and Restrictions

Subject to the Business Corporations Act, the Company may by special resolution:

(1) create special rights or restrictions for, and attach those special rights or restrictions to, the shares of any class or series of shares, whether or not any or all of those shares have been issued; or

(2) vary or delete any special rights or restrictions attached to the shares of any class or series of shares, whether or not any or all of those shares have been issued.

9.3 Change of Name

The Company may by special resolution authorize an alteration of its Notice of Articles in order to change its name or adopt or change any translation of that name.

9.4 Other Alterations

If the Business Corporations Act does not specify the type of resolution and these Articles do not specify another type of resolution, the Company may by special resolution alter these Articles.

10.	Meetings of Shareholders

10.1 Annual General Meetings

Unless an annual general meeting is deferred or waived in accordance with the Business Corporations Act, the Company must hold its first annual general meeting within 18 months after the date on which it was incorporated or otherwise recognized, and after that must hold an annual general meeting at least once in each calendar year and not more than 15 months after the last annual reference date at such time and place as may be determined by the directors.

10.2 Resolution Instead of Annual General Meeting

If all the shareholders who are entitled to vote at an annual general meeting consent by a unanimous resolution under the Business Corporations Act to all of the business that is required to be transacted at that annual general meeting, the annual general meeting is deemed to have been held on the date of the unanimous resolution. The shareholders must, in any unanimous resolution passed under this Article 10.2, select as the Company’s annual reference date a date that would be appropriate for the holding of the applicable annual general meeting.

10.3 Calling of Meetings of Shareholders

The directors may, whenever they think fit, call a meeting of shareholders.

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10.4 Notice for Meetings of Shareholders

The Company must send notice of the date, time and location of any meeting of shareholders, in the manner provided in these Articles, or in such other manner, if any, as may be prescribed by ordinary resolution (whether previous notice of the resolution has been given or not), to each shareholder entitled to attend the meeting, to each director and to the auditor of the Company, unless these Articles otherwise provide, at least the following number of days before the meeting:

(1)	if and for so long as the Company is a public company, 21 days;
(2)	otherwise, 10 days.

10.5 Record Date for Notice

The directors may set a date as the record date for the purpose of determining shareholders entitled to notice of any meeting of shareholders. The record date must not precede the date on which the meeting is to be held by more than two months or, in the case of a general meeting requisitioned by shareholders under the Business Corporations Act, by more than four months. The record date must not precede the date on which the meeting is held by fewer than:

(1)	if and for so long as the Company is a public company, 21 days;
(2)	otherwise, 10 days. ;

If no record date is set, the record date is 5 p.m. on the day immediately preceding the first date on which the notice is sent or, if no notice is sent, the beginning of the meeting.

10.6 Record Date fot Voting

The directors may set a date as the record date for the purpose of determining shareholders entitled to vote at any meeting of shareholders. The record date must not precede the date on which the meeting is to be held by more than two months or, in the case of a general meeting requisitioned by shareholders under the Business Corporations Act, by more dian four months. If no record date is set, the record date’ is 5 p.m. on the day immediately preceding the first date on which the notice is sent or, if no notice is sent, the beginning of the meeting.

10.7 Failure to Give Notice and Waiver of Notice

The accidental omission to send notice of any meeting to, or the non-receipt of any notice by, any of the persons entitled to notice does not invalidate any proceedings at diat meeting. Any person entitled to notice of a meeting of shareholders may, in writing or otherwise, waive or reduce the period of notice of such meeting.

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10.8 Notice of Special Business at Meetings of Shareholders

If a meeting of shareholders is to consider special business within the meaning of Article 11.1, the notice of meeting must:

(1)	state the general nature of the special business; and

(2) if the special business includes considering, approving, ratifying, adopting or authorizing any document or the signing of or giving of effect to any document, have attached to it a copy of the document or state that a copy of the document will be available for inspection by shareholders:

(a) at the Company’s records office, or at such other reasonably accessible location in British Columbia as is specified in the notice; and

(b) during statutory business hours on any one or more specified days before the day set for the holding of the meeting.

11.	Proceedings at Meetings of Shareholders 11.1 Special Business

At a meeting of shareholders, the following business is special business:

(1) at a meeting of shareholders that is not an annual general meeting, all business is special business except business relating to the conduct of or voting at the meeting;

(2)	at an annual general meeting, all business is special business except for the following:
(a)	business relating to the conduct of or voting at the meeting;
(b)	consideration of any financial statements of the Company presented to the meeting; ;
(c)	consideration of any reports of the directors or auditor;
(d)	the setting or changing of the number of directors;
(e)	the election or appointment of directors;
(f)	the appointment of an auditor;
(g)	the setting of the remuneration of an auditor;

(h) business arising out of a report of the directors not requiring the passing of a special resolution or an exceptional resolution;

(i) any other business which, under these Articles or the Business Corporations Act, may be transacted at a meeting of shareholders without prior notice of the business being given to the shareholders.

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11.2 Special Majority

The majority of votes requited for the Company to pass a special resolution at a meeting of shareholders is two-thirds of the votes cast on the resolution.

11.3 Quorum

Subject to the special rights and restrictions attached to the shares of any class or series of shares, the quorum for the transaction of business at a meeting of shareholders is two shareholders entitled to vote at the meeting whether present in person or by proxy.

11.4 One Shareholder May Constitute Quorum

If there is only one shareholder entitled to vote at a meeting of shareholders:

(1)	the quorum is one person who is, or who represents by proxy, that shareholder, and
(2)	that shareholder, present in person or by proxy, may constitute the meeting.

11.5 Other Persons May Attend

The directors, the president (if any), the secretary (if any), the assistant secretary (if any), any lawyer for the Company, the auditor of the Company and any other persons invited by the directors are entitled to attend any meeting of i shareholders, but if any of those persons does attend a meeting of shareholders, that person is not to be counted in the quorum and is not entitled to vote at the meeting unless that person is a shareholder or proxy holder entitled to vote at the meeting.

11.6 Requirement of Quorum

No business, other than the election of a chair of the meeting and the adjournment of the meeting, may be transacted at any meeting of shareholders unless a quorum of shareholders entitled to vote is present at the commencement; of the meeting, but such quorum need not be present throughout the meeting.

11.7 Lack of Quorum

If, within one-half hour from the time set for the holding of a meeting of shareholders, a quorum is not present:

(1)	in the case of a general meeting requisitioned by shareholders, the meeting is dissolved, and

(2) in the case of any other meeting of shareholders, the meeting stands adjourned to the same day in the next week at the same time and place.

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11.8 Lack of Quotum at Succeeding Meeting

If, at the meeting to which the meeting referred to in Article 11.7(2) was adjourned, a quorum is not present within one-half hour from the time set for the holding of the meeting, the person or persons present and being, or representing by proxy, one or more shareholders entitled to attend and vote at the meeting constitute a quorum.

11.9 Chair

The following individual is entitled to preside as chair at a meeting of shareholders:

(1)	the chair of the board, if any; or
(2)	if the chair of the board is absent or unwilling to act as chair of the meeting, the president, if any.

11.10 Selection of Alternate Chair

If, at any meeting of shareholders, there is no chair of the board or president present within 15 minutes after the time set for holding the meeting, or if the chair of the board and the president are unwilling to act as chair of the meeting, or if the chair of the board and the president have advised the secretary, if any, or any director present at the meeting, that they will not be present at the meeting, the directors present must choose one of their number to be chair of the meeting or if all of the directors present decline to take the chair or fail to so choose or if no director is present, the shareholders entitled to vote at the meeting who are present in person or by proxy may choose any person present at the meeting to chair the meeting.

11.11 Adjournments

The chair of a meeting of shareholders may, and if so directed by the meeting must, adjourn the meeting from time to time and from place to place, but no business may be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place.

11.12 Notice of Adjourned Meeting

It is not necessary to give any notice of an adjourned meeting or of the business to be transacted at an adjourned meeting of shareholders except that, when a meeting is adjourned for 30 days or more, notice of the adjourned meeting must be given as in the case of the original meeting.

11.13 Decisions by Show of Hands or Poll

Subject to the Business Corporations Act, every motion put to a vote at a meeting of shareholders will be decided on a show of hands unless a poll, before or on the declaration of the result of the vote by show of hands, is directed by the chair or demanded by at least one shareholder entitled to vote who is present in person or by proxy.

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11.14 Declaration of Result

The chair of a meeting of shareholders must declare to the meeting the decision on every question in accordance with the result of the show of hands or the poll, as the case may be, and that decision must be entered in the minutes of the meeting. A declaration of the chair that a resolution is carried by the necessary majority or is defeated is, unless a poll is directed by the chair or demanded under Article 11.13, conclusive evidence without proof of the number or proportion of the votes recorded in favour of or against the resolution.

11.15 Motion Need Not be Seconded

No motion proposed at a meeting of shareholders need be seconded unless the chair of the meeting rules otherwise, and the chair of any meeting of shareholders is entitled to propose or second a motion.

11.16 Casting Vote

In case of an equality of votes, the chair of a meeting of shareholders does not, either on a show of hands or on a poll, have a second or casting vote in addition to the vote or votes to which the chair may be entitled as a shareholder.

11.17 Manner of Taking Poll

Subject to Article 11.18, if a poll is duly demanded at a meeting of shareholders:

(1)	the poll must be taken:
(a)	at the meeting, or within seven days after the date of the meeting, as the chair of the meeting directs; and
(b)	in the manner, at the time and at the place that the chair of the meeting directs;
(2)	the result of the poll is deemed to be the decision of the meeting at which the poll is demanded; and
(3)	the demand for the poll may be withdrawn by the person who demanded it.

11.18 Demand fot Poll on Adjournment

A poll demanded at a meeting of shareholders on a question of adjournment must be taken immediately at the meeting.

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11.19 Chair Must Resolve Dispute

In the case of any dispute as to the admission or rejection of a vote given on a poll, the chair of the meeting must determine the dispute, and his or her determination made in good faith is final and conclusive.

11.20 Casting of Votes

On a poll, a shareholder entitled to more than one vote need not cast all the votes in the same way.

11.21 Demand for Poll

No poll may be demanded in respect of the vote by which a chair of a meeting of shareholders is elected.

11.22 Demand for Poll Not to Prevent Continuance of Meeting

The demand for a poll at a meeting of shareholders does not, unless the chair of the meeting so rules, prevent the continuation of a meeting for the transaction of any business other than the question on which a poll has been demanded.

11.23 Retention of Ballots and Proxies ;

The Company must, for at least three months after a meeting of shareholders, keep each ballot cast on a poll and each proxy voted at the meeting, and, during that period, make them available for inspection during normal business hours by any shareholder or proxyholder entitled to vote at the meeting. At the end of such three month period, the Company may destroy such ballots and proxies.

12.	Votes of Shareholders

12.1 Number of Votes by Shareholder or by Shares

Subject to any special rights or restrictions attached to any shares and to the restrictions imposed on joint shareholders under Article 12.3:

(1) on a vote by show of hands, every person present who is a shareholder or proxy holder and entitled to vote on the matter has one vote; and

(2) on a poll, every shareholder entitled to vote on the matter has one vote in respect of each share entitled to be voted on the matter and held by that shareholder and may exercise that vote either in person or by proxy.

12.2 Votes of Persons in Representative Capacity

A person who is not a shareholder may vote at a meeting of shareholders, whether on a show of hands or on a poll, and may appoint a proxy holder to act at the meeting, if, before doing so, the person satisfies the chair of the meeting, or the directors, that the person is a

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legal personal representative or a trustee in bankruptcy for a shareholder who is entitled to vote at the meeting.

12.3 Votes by Joint Holders

If there are joint shareholders registered in respect of any share:

(1) any one of the joint shareholders may vote at any meeting, either personally or by proxy, in respect of the share as if that joint shareholder were solely entitled to it; or

(2) if more than one of the joint shareholders is present at any meeting, personally or by proxy, and more than one of them votes in respect of that share, then only the vote of the joint shareholder present whose name stands first on the central securities register in respect of the share will be counted.

12.4 Legal Personal Representatives as Joint Shareholders

Two or more legal personal representatives of a shareholder in whose sole name any share is registered are, for the purposes of Article 12.3, deemed to be joint shareholders.

12.5 Representative of a Corporate Shareholder

If a corporation, that is not a subsidiary of the Company, is a shareholder, that corporation may appoint a person to act as its representative at any meeting of shareholders of the Company, and:

(1)	for that purpose, the instrument appointing a representative must:

(a) be received at the registered office of the Company or at any other place specified, in the notice calling the meeting, for the receipt of proxies, at least the number of business days specified in the notice for the receipt of proxies, or if no number of days is specified, two business days before the day set for the holding of the meeting; or

(b)	be provided, at the meeting, to the chair of the meeting or to a person designated by the chair of the meeting;
(2)	if a representative is appointed under this Article 12.5:

(a) the representative is entitled to exercise in respect of and at that meeting the same rights on behalf of the corporation that the representative represents as that corporation could exercise if it were a shareholder who is an individual, including, without limitation, the right to appoint a proxy holder; and

(b) the representative, if present at the meeting, is to be counted for the purpose of forming a quorum and is deemed to be a shareholder present in person at the meeting.

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Evidence of the appointment of any such representative may be sent to the Company by written instrument, fax or any other method of transmitting legibly recorded messages.

12.6 Proxy Provisions Do Not Apply to All Companies

If and for so long as the Company is a public company or a pre-existing reporting company which has the Statutory Reporting Company Provisions as part of its Articles or to which the Statutory Reporting Company Provisions apply, Articles 12.7 to 12.15 apply only insofar as they are not inconsistent with any securities legislation in any province or territory of Canada or in the federal jurisdiction of the United States or in any states of the United States that is applicable to the Company and insofar as they are not inconsistent with the regulations and rules made and promulgated under that legislation and all administrative policy statements, blanket orders and rulings, notices and other administrative directions issued by securities commissions or similar authorities appointed under that legislation.

12.7 Appointment of Proxy Holders

Every shareholder of the Company, including a corporation diat is a shareholder but not a subsidiary of the Company, entitled to vote at a meeting of shareholders of the Company may, by proxy, appoint one or more (but not more than five) proxy holders to attend and act at the meeting in the manner, to the extent and with the powers conferred by the proxy.

12.8 Alternate Proxy Holders

A shareholder may appoint one or more alternate proxy holders to act in the place of an absent proxy holder.

12.9 When Proxy Holder Need Not Be Shareholder

A person must not be appointed as a proxy holder unless the person is a shareholder, although a person who is not a shareholder may be appointed as a proxy holder if:

(1) the person appointing the proxy holder is a corporation or a representative of a corporation appointed under Article 12.5;

(2) the Company has at the time of the meeting for which the proxy holder is to be appointed only one shareholder entitled to vote at the meeting; or

(3) the shareholders present in person or by proxy at and entitled to vote at the meeting for which the proxy holder is to be appointed, by a resolution on which the proxy holder is not entitled to vote but in respect of which the proxy holder is to be counted in the quorum, permit the proxy holder to attend and vote at the meeting.

12.10 Deposit of Proxy

A proxy for a meeting of shareholders must:

(1) be received at the registered office of the Company or at any other place specified, in the notice calling the meeting, for the receipt of proxies, at least the number of

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business days specified in the notice, or if no number of days is specified, two business days before the day set for the holding of the meeting; or

(2) unless the notice provides otherwise, be provided, at the meeting, to the chair of the meeting or to a person designated by the chair of the meeting.

A proxy may be sent to the Company by written instrument, fax or any other method of transmitting legibly recorded messages.

12.11 Validity of Proxy Vote

A vote given in accordance with the terms of a proxy is valid notwithstanding the death or incapacity of the shareholder giving the proxy and despite the revocation of the proxy or the revocation of the authority under which the proxy is given, unless notice in writing of that death, incapacity or revocation is received:

(1) at the registered office of the Company, at any time up to and including the last business day before the day set for the holding of the meeting at which the proxy is to be used; or

(2)	by the chair of the meeting, before the vote is taken.

12.12 Form of Proxy

A proxy, whether for a specified meeting or otherwise, must be either in the following form or in any other form approved by the directors or the chair of the meeting:

[name of company] (the “Company”)

The undersigned, being a shareholder of the Company, hereby appoints [name] or, failing that person, [name], as proxy holder for the undersigned to attend, act and vote for and on behalf of the undersigned at the meeting of shareholders of the Company to be held on [month, day,year] and at any adjournment of that meeting.

Number of shares in respect of which this proxy is given (if no number is specified, then this proxy if given in respect of all shares registered in the name of the shareholder):

Signed [month, day,year] [Signature of shareholder]

[Name of shareholder—printed] 17

12.13 Revocation of Proxy

Subject to Article 12.14, every proxy may be revoked by an instrument in writing that is:

(1) received at the registered office of the Company at any time up to and including the last business day before the day set for the holding of the meeting at which the proxy is to be used; or

(2)	provided, at the meeting, to the chair of the meeting.

12.14 Revocation of Proxy Must Be Signed

An instrument referred to in Article 12.13 must be signed as follows:

(1) if the shareholder for whom the proxy holder is appointed is an individual, the instrument must be signed by the shareholder or his or her legal personal representative or trustee in bankruptcy;

(2) if the shareholder for whom the proxy holder is appointed is a corporation, the instrument must be signed by the corporation or by a representative appointed for the corporation under Article 12.5.

12.15 Production of Evidence of Authority to Vote

The chair of any meeting of shareholders may, but need not, inquire into the authority of any person to vote at the meeting and may, but need not, demand from that person production of evidence as to the existence of the authority to vote.

13.	Directors

13.1 First Directors; Number of Directors

The first directors are the persons designated as directors of the Company in the Notice of Articles that applies to the Company when it is recognized under the Business Corporations Act. The number of directors, excluding additional directors appointed under Article 14.8, is set at:

(1) subject to paragraphs (2) and (3), the number of directors that is equal to the number of the Company’s first directors;

(2)	if the Company is a public company, the greater of three and the most recently set of:

(a) the number of directors set by ordinary resolution (whether or not previous notice of the resolution was given); and

(b)	the number of directors set under Article 14.4;

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(3)	if the Company is not a public company, the most recently set of:

(a) the number of directors set by ordinary resolution (whether or not previous notice of the resolution was given); and

(b)	the number of directors set under Article 14.4.

13.2 Change in Number of Directors

If the number of directors is set under Articles 13.1 (2)(a) or 13.1 (3)(a):

(1) the shareholders may elect or appoint the directors needed to fill any vacancies in the board of directors up to that number;

(2) if the shareholders do not elect or appoint the directors needed to fill any vacancies in the board of directors up to that number contemporaneously with the setting of that number, then the directors may appoint, or the shareholders may elect or appoint, directors to fill those vacancies.

13.3 Directors’ Acts Valid Despite Vacancy

An act or proceeding of the directors is not invalid merely because fewer than the number of directors set or otherwise required under these Articles is in office.

13.4 Qualifications of Directors

A director is not required to hold a share in the capital of the Company as qualification for his or her office but must be qualified as required by the Business Corporations Act to become, act or continue to act as a director.

13.5 Remuneration of Directors

The directors are entitled to the remuneration for acting as directors, if any, as the directors may from time to time determine. If the directors so decide, the remuneration of the directors, if any, will be determined by the shareholders. That remuneration may be in addition to any salary or other remuneration paid to any officer or employee of the Company as such, who is also a director.

13.6 Reimbursement of Expenses of Directors

The Company must reimburse each director for the reasonable expenses that he or she may incur in and about the business of the Company.

13.7 Special Remuneration for Directors

If any director performs any professional or other services for the Company that in the opinion of the directors are outside the ordinary duties of a director, or if any director is otherwise specially occupied in or about the Company’s business, he or she may be paid remuneration fixed by the directors, or, at the option of that director, fixed by ordinary

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resolution, and such remuneration may be either in addition to, or in substitution for, any other remuneration that he or she may be entitled to receive.

13.8 Gratuity, Pension or Allowance on Retirement of Director

Unless otherwise determined by ordinary resolution, the directors on behalf of the Company may pay a gratuity or pension or allowance on retirement to any director who has held any salaried office or place of profit with the Company or to his or her spouse or dependants and may make contributions to any fund and pay premiums for the purchase or provision of any such gratuity, pension or allowance.

14.	Election and Removal of Directors

14.1 Election at Annual General Meeting

At every annual general meeting and in every unanimous resolution contemplated by Article 10.2:

(1) the shareholders entitled to vote at the annual general meeting for the election of directors must elect, or in the unanimous resolution appoint, a board of directors consisting of the number of directors for the time being set under these Articles; and

(2) all the directors cease to hold office immediately before the election or appointment of directors under paragraph (1), but are eligible for re-election or re-appointment.

14.2 Consent to be a Director

No election, appointment or designation of an individual as a director is valid unless:

(1)	that individual consents to be a director in the manner provided for in the Business Corporations Act,

(2) that individual is elected or appointed at a meeting at which the individual is present and the individual does not refuse, at the meeting, to be a director; or

(3)	with respect to first directors, the designation is otherwise valid under the Business Corporations Act.

14.3 Failure to Elect or Appoint Directors

If:

(1) the Company fails to hold an annual general meeting, and all the shareholders who are entitled to vote at an annual general meeting fail to pass the unanimous resolution contemplated by Article 10.2, on or before the date by which the annual general meeting is required to be held under the Business Corporations Act; or

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(2) the shareholders fail, at the annual general meeting or in the unanimous resolution contemplated by Article 10.2, to elect or appoint any directors;

then each director then in office continues to hold office until the earlier of:

(3)	the date on which his or her successor is elected or appointed; and
(4)	the date on which he or she otherwise ceases to hold office under the Business Corporations Act or these Articles.

14.4 Places of Retiring Directors Not Filled

If, at any meeting of shareholders at which there should be an election of directors, the places of any of the retiring directors are not filled by that election, those retiring directors who are not re-elected and who are asked by the newly elected directors to continue in office will, if willing to do so, continue in office to complete the number of directors for the time being set pursuant to these Articles until further new directors are elected at a meeting of shareholders convened for that purpose. If any such election or continuance of directors does not result in the election or continuance of the number of directors for the time being set pursuant to these Articles, the number of directors of the Company is deemed to be set at the number of directors actually elected or continued in office.

14.5 Directors May Fill Casual Vacancies

Any casual vacancy occurring in the board of directors may be filled by the directors.

14.6 Remaining Directors Power to Act

The directors may act notwithstanding any vacancy in the board of directors, but if the Company has fewer directors in office than the number set pursuant to these Articles as the quorum of directors, the directors may only act for the purpose of appointing directors up to that number or of summoning a meeting of shareholders for the purpose of filling any vacancies on the board of directors or, subject to the Business Corporations Act, for any other purpose.

14.7 Shareholders May Fill Vacancies

If the Company has no directors or fewer directors in office than the number set pursuant to these Articles as the quorum of directors, the shareholders may elect or appoint directors to fill any vacancies on the board of directors.

14.8 Additional Directors

Notwithstanding Articles 13.1 and 13.2, between annual general meetings or unanimous resolutions contemplated by Article 10.2, the directors may appoint one or more additional directors, but the number of additional directors appointed under this Article 14.8 must not at any time exceed:

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(1) one-third of the number of first directors, if, at the time of the appointments, one or more of the first directors have not yet completed their first term of office; or

(2) in any other case, one-third of the number of the current directors who were elected or appointed as directors other than under this Article 14.8.

Any director so appointed ceases to hold office immediately before the next election or appointment of directors under Article 14.1(1), but is eligible for re-election or re-appointment.

14.9 Ceasing to be a Director

A director ceases to be a director when:

(1)	the term of office of the director expires;
(2)	the director dies;
(3)	the director resigns as a director by notice in writing provided to the Company or a lawyer for the Company; or
(4)	the director is removed from office pursuant to Articles 14.10 or 14.11.

14.10 Removal of Director by Shareholders

The Company may remove any director before the expiration of his or her term of office by special resolution. In that event, the shareholders may elect, or appoint by ordinary resolution, a director to fill the resulting vacancy. If the shareholders do not elect or appoint a director to fill the resulting vacancy contemporaneously with the removal, then the directors may appoint or the shareholders may elect, or appoint by ordinary resolution, a director to fill that vacancy.

14.11 Removal of Director by Directors

The directors may remove any director before the expiration of his or her term of office if the director is convicted of an indictable offence, or if the director ceases to be qualified to act as a director of a company and does not promptly resign, and the directors may appoint a director to fill the resulting vacancy.

15.	Alternate Directors

15.1 Appointment of Alternate Director

Any director (an “appointor”) may by notice in writing received by the Company appoint any person (an “appointee”) who is qualified to act as a director to be his or her alternate to act in his or her place at meetings of the directors or committees of the directors at which the appointor is not present unless (in the case of an appointee who is not a director) the directors have reasonably disapproved the appointment of such person as an alternate

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director and have given notice to that effect to his or her appointor within a reasonable time after the notice of appointment is received by the Company.

15.2 Notice of Meetings

Every alternate director so appointed is entitled to notice of meetings of the directors and of committees of the directors of which his or her appointor is a member and to attend and vote as a director at any such meetings at which his or her appointor is not present.

15.3 Alternate for Mote Than One Director Attending Meetings

A person may be appointed as an alternate director by more than one director, and an alternate director:

(1) will be counted in determining the quorum for a meeting of directors once for each of his or her appointors and, in the case of an appointee who is also a director, once more in that capacity;

(2) has a separate vote at a meeting of directors for each of his or her appointors and, in the case of an appointee who is also a director, an additional vote in that capacity;

(3) will be counted in determining the quorum for a meeting of a committee of directors once for each of his or her appointors who is a member of that committee and, in the case of an appointee who is also a member of that committee as a director, once more in that capacity;

(4) has a separate vote at a meeting of a committee of directors for each of his or her appointors who is a member of that committee and, in the case of an appointee who is also a member of that committee as a director, an additional vote in that capacity.

15.4 Consent Resolutions

Every alternate director, if authorized by the notice appointing him or her, may sign in place of his or her appointor any resolutions to be consented to in writing.

15.5 Alternate Director Not an Agent

Every alternate director is deemed not to be the agent of his or her appointor.

15.6 Revocation of Appointment of Alternate Director

An appointor may at any time, by notice in writing received by the Company, revoke the appointment of an alternate director appointed by him or her.

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15.7 Ceasing to be an Alternate Director

The appointment of an alternate director ceases when:

(1)	his or her appointor ceases to be a director and is not promptly re-elected or re- appointed;
(2)	the alternate director dies;

(3) the alternate director resigns as an alternate director by notice in writing provided to the Company or a lawyer for the Company;

(4)	the alternate director ceases to be qualified to act as a director; or
(5)	his or her appointor revokes the appointment of the alternate director.

15.8 Remuneration and Expenses of Alternate Director

The Company may reimburse an alternate director for the reasonable expenses that would be properly reimbursed if he or she were a director, and the alternate director is entitled to receive from the Company such proportion, if any, of the remuneration otherwise payable to the appointor as the appointor may from time to time direct.

16.	Powers and Duties of Directors

16.1 Powers of Management

The directors must, subject to the Business Corporations Act and these Articles, manage or supervise the management of the business and affairs of the Company and have the authority to exercise all such powers of the Company as are not, by the Business Corporations Act or by these Articles, required to be exercised by the shareholders of the Company.

16.2 Appointment of Attorney of Company

The directors may from time to time, by power of attorney or other instrument, under seal if so required by law, appoint any person to be the attorney of the Company for such purposes, and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the directors under these Articles and excepting the power to fill vacancies in the board of directors, to remove a director, to change the membership of, or fill vacancies in, any committee of the directors, to appoint or remove officers appointed by the directors and to declare dividends) and for such period, and with such remuneration and subject to such conditions as the directors may think fit. Any such power of attorney may contain such provisions for the protection or convenience of persons dealing with such attorney as the directors think fit. Any such attorney may be authorized by the directors to sub-delegate all or any of the powers, authorities and discretions for the time being vested in him or her.

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17.	Disclosure of Interest of Directors

17.1 Obligation to Account for Profits

A director or senior officer who holds a disclosable interest (as that term is used in the Business Corporations Act) in a contract or transaction into which the Company has entered or proposes to enter is liable to account to the Company for any profit that accrues to the director or senior officer under or as a result of the contract or transaction only if and to the extent provided in the Business Corporations Act.

17.2 Restrictions on Voting by Reason of Interest

A director who holds a disclosable interest in a contract or transaction into which the Company has entered or proposes to enter is not entitled to vote on any directors’ resolution to approve that contract or transaction, unless all the directors have a disclosable interest in that contract or transaction, in which case any or all of those directors may vote on such resolution.

17.3 Interested Director Counted in Quorum

A director who holds a disclosable interest in a contract or transaction into which the Company has entered or proposes to enter and who is present at the meeting of directors at which the contract or transaction is considered for approval may be counted in the quorum at the meeting whether or not the director votes on any or all of the resolutions considered at the meeting.

17.4 Disclosure of Conflict of Interest or Property

A director or senior officer who holds any office or possesses any property, right or interest that could result, directly or indirectly, in the creation of a duty or interest that materially conflicts with that individual’s duty or interest as a director or senior officer, must disclose the nature and extent of the conflict as required by the Business Corporations Act.

17.5 Director Holding Other Office in the Company

A director may hold any office or place of profit with the Company, other than the office of auditor of the Company, in addition to his or her office of director for the period and on the terms (as to remuneration or otherwise) that the directors may determine.

17.6 No Disqualification

No director or intended director is disqualified by his or her office from contracting with the Company either with regard to the holding of any office or place of profit the director holds with the Company or as vendor, purchaser or otherwise, and no contract or transaction entered into by or on behalf of the Company in which a director is in any way interested is liable to be voided for that reason.

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17.7 Professional Services by Director or Officer

Subject to the Business Corporations Act, a director or officer, or any person in which a director or officer has an interest, may act in a professional capacity for the Company, except as auditor of the Company, and the director or officer or such person is entitled to remuneration for professional services as if that director or officer were not a director or officer.

17.8 Director or Officer in Other Corporations

A director or officer may be or become a director, officer or employee of, or otherwise interested in, any person in which the Company may be interested as a shareholder or otherwise, and, subject to the Business Corporations Act, the director or officer is not accountable to the Company for any remuneration or other benefits received by him or her as director, officer or employee of, or from his or her interest in, such other person.

18.	Proceedings of Directors

18.1 Meetings of Directors

The directors may meet together for the conduct of business, adjourn and otherwise regulate their meetings as they think fit, and meetings of the directors held at regular intervals may be held at the place, at the time and on the notice, if any, as the directors may from time to time determine.

18.2 Voting at Meetings

Questions arising at any meeting of directors are to be decided by a majority of votes and, in the case of an equality of votes, the chair of the meeting does not have a second or casting vote.

18.3 Chair of Meetings

The following individual is entitled to preside as chair at a meeting of directors:

(1)	the chair of the board, if any;
(2)	in the absence of the chair of the board, the president, if any, if the president is a director; or
(3)	any other director chosen by the directors if:

(a) neither the chair of the board nor the president, if a director, is present at the meeting within 15 minutes after the time set for holding the meeting;

(b)	neither the chair of the board nor the president, if a director, is willing to chair the meeting; or

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(c) the chair of the board and the president, if a director, have advised the secretary, if any, or any other director, that they will not be present at the meeting.

18.4 Meetings by Telephone or Other Communications Medium

A director may participate in a meeting of the directors or of any committee of the directors in person or by telephone if all directors participating in the meeting, whether in person or by telephone or other communications medium, are able to communicate with each other. A director may participate in a meeting of the directors or of any committee of the directors by a communications medium other than telephone if all directors participating in the meeting, whether in person or by telephone or other communications medium, are able to communicate with each other and if all directors who wish to participate in the meeting agree to such participation. A director who participates in a meeting in a manner contemplated by this Article 18.4 is deemed for all purposes of the Business Corporations Act and these Articles to be present at the meeting and to have agreed to participate in that manner.

18.5 Calling of Meetings

A director may, and the secretary or an assistant secretary of the Company, if any, on the request of a director must, call a meeting of the directors at any time.

18.6 Notice of Meetings

Other than for meetings held at regular intervals as determined by the directors pursuant to Article 18.1, reasonable notice of each meeting of the directors, specifying the place, day and time of that meeting must be given to each of the directors and the alternate directors by any method set out in Article 24.1 or orally or by telephone.

18.7 When Notice Not Required

It is not necessary to give notice of a meeting of the directors to a director or an alternate director if:

(1) the meeting is to be held immediately following a meeting of shareholders at which that director was elected or appointed, or is the meeting of the directors at which that director is appointed; or

(2)	the director or alternate director, as the case may be, has waived notice of the meeting.

18.8 Meeting Valid Despite Failure to Give Notice

The accidental omission to give notice of any meeting of directors to, or the non-receipt of any notice by, any director or alternate director, does not invalidate any proceedings at that meeting.

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18.9 Waiver of Notice of Meetings

Any director or alternate director may send to the Company a document signed by him or her waiving notice of any past, present or future meeting or meetings of the directors and may at any time withdraw that waiver with respect to meetings held after that withdrawal. After sending a waiver with respect to all future meetings and until that waiver is withdrawn, no notice of any meeting of the directors need be given to that director and, unless the director otherwise requires by notice in writing to the Company, to his or her alternate director, and all meetings of the directors so held are deemed not to be improperly called or constituted by reason of notice not having been given to such director or alternate director.

18.10 Quorum

The quorum necessary for the transaction of the business of the directors may be set by the directors and, if not so set, is deemed to be set at two directors or, if the number of directors is set at one, is deemed to be set at one director, and that director may constitute a meeting.

18.11 Validity of Acts Where Appointment Defective

Subject to the Business Corporations Act, an act of a director or officer is not invalid merely because of an irregularity in the election or appointment or a defect in the qualification of that director or officer.

18.12 Consent Resolutions in Writing

A resolution of the directors or of any committee of the directors may be passed without a meeting:

(1)	in all cases, if each of the directors entitled to vote on the resolution consents to it in writing; or

(2) in the case of a resolution to approve a contract or transaction in respect of which a director has disclosed that he or she has or may have a disclosable interest, if each of the other directors who are entitled to vote on the resolution consents to it in writing.

A consent in writing under this Article may be by signed document, fax, email or any other method of transmitting legibly recorded messages. A consent in writing may be in two or more counterparts which together are deemed to constitute one consent in writing. A resolution of the directors or of any committee of the directors passed in accordance with this Article 18.12 is effective on the date stated in the consent in writing or on the latest date stated on any counterpart and is deemed to be a proceeding at a meeting of directors or of the committee of the directors and to be as valid and effective as if it had been passed at a meeting of the directors or of the committee of the directors that satisfies all the requirements of the Business Corporations Act and all the requirements of these Articles relating to meetings of the directors or of a committee of the directors.

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19.	Executive and Other Committees

19.1 Appointment and Powers of Executive Committee

The directors may, by resolution, appoint an executive committee consisting of the director or directors that they consider appropriate, and this committee has, during the intervals between meetings of the board of directors, all of the directors’ powers, except:

(1)	the power to fill vacancies in the board of directors;
(2)	the power to remove a director;
(3)	the power to change the membership of, or fill vacancies in, any committee of the directors; and
(4)	such other powers, if any, as may be set out in the resolution or any subsequent directors’ resolution.

19.2 Appointment and Powers of Other Committees

The directors may, by resolution:

(1) appoint one or more committees (other than the executive committee) consisting of the director or directors that they consider appropriate;

(2)	delegate to a committee appointed under paragraph (1) any of the directors’ powers, except:
(a)	the power to fill vacancies in the board of directors;
(b)	the power to remove a director;
(c)	the power to change the membership of, or fill vacancies in, any committee of the directors; and
(d)	the power to appoint or remove officers appointed by the directors; and

(3) make any delegation referred to in paragraph (2) subject to the conditions set out in the resolution or any subsequent directors’ resolution.

19.3 Obligations of Committees

Any committee appointed under Articles 19.1 or 19.2, in the exercise of the powers delegated to it, must:

(1)	conform to any rules that may from time to time be imposed on it by the directors; and
(2)	report every act or thing done in exercise of those powers at such times as the directors may require.

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19.4 Powers of Board

The directors may, at any time, with respect to a committee appointed under Articles 19.1 or 19.2:

(1) revoke or alter the authority given to the committee, or override a decision made by the committee, except as to acts done before such revocation, alteration or overriding;

(2)	terminate the appointment of, or change the membership of, the committee; and
(3)	fill vacancies in the committee.

19.5 Committee Meetings

Subject to Article 19.3(1) and unless the directors otherwise provide in the resolution appointing the committee or in any subsequent resolution, with respect to a committee appointed under Articles 19.1 or 19.2:

(1)	the committee may meet and adjourn as it thinks proper;

(2) the committee may elect a chair of its meetings but, if no chair of a meeting is elected, or if at a meeting the chair of the meeting is not present within 15 minutes after the time set for holding the meeting, the directors present who are members of the committee may choose one of their number to chair the meeting;

(3)	a majority of the members of the committee constitutes a quorum of the committee; and

(4) questions arising at any meeting of the committee are determined by a majority of votes of the members present, and in case of an equality of votes, the chair of the meeting does not have a second or casting vote.

20.	Officers

20.1 Directors May Appoint Officers

The directors may, from time to time, appoint such officers, if any, as the directors determine and the directors may, at any time, terminate any such appointment.

20.2 Functions, Duties and Powers of Officers

(1)	The directors may, for each officer:

determine the functions and duties of the officer;

(2) entrust to and confer on the officer any of the powers exercisable by the directors on such terms and conditions and with such restrictions as the directors think fit; and

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(3)	revoke, withdraw, alter or vary all or any of the functions, duties and powers of the officer.

20.3 Qualifications

No officer may be appointed unless that officer is qualified in accordance with the Business Corporations Act. One person may hold more than one position as an officer of the Company. Any person appointed as the chair of the board or as a managing director must be a director. Any other officer need not be a director.

20.4 Remuneration and Terms of Appointment

All appointments of officers are to be made on the terms and conditions and at the remuneration (whether by way of salary, fee, commission, participation in profits or otherwise) that the directors thinks fit and are subject to termination at the pleasure of the directors, and an officer may in addition to such remuneration be entided to receive, after he or she ceases to hold such office or leaves the employment of the Company, a pension or gratuity.

21.	Indemnification

21.1 Definitions

In this Article 21:

(1) “eligible penalty” means a judgment, penalty or fine awarded or imposed in, or an amount paid in settlement of, an eligible proceeding;

(2) “eligible proceeding” means a legal proceeding or investigative action, whether current, threatened, pending or completed, in which a director, former director or alternate director of the Company (an “eligible party”) or any of the heirs and legal personal representatives of the eligible party, by reason of the eligible party being or having been a director or alternate director of the Company:

(a)	is or may be joined as a party; or
(b)	is or may be liable for or in respect of a judgment, penalty or fine in, or expenses related to, the proceeding;
(3)	“expenses” has the meaning set out in the Business Corporations Act.

21.2 Mandatory Indemnification of Directors and Former Directors

Subject to the Business Corporations Act, the Company must indemnify a director, former director or alternate director of the Company and his or her heirs and legal personal representatives against all eligible penalties to which such person is or may be liable, and the Company must, after the final disposition of an eligible proceeding, pay the expenses actually and reasonably incurred by such person in respect of that proceeding. Each director

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and alternate director is deemed to have contracted with the Company on the terms of the indemnity contained in this Article 21.2.

21.3 Indemnification of Other Persons

Subject to any restrictions in the Business Corporations Act, the Company may indemnify any person.

21.4 Non-Compliance with Business Corporations Act

The failure of a director, alternate director or officer of the Company to comply with the Business Corporations Act or these Articles does not invalidate any indemnity to which he or she is entitled under this Part.

21.5 Company May Purchase Insurance

The Company may purchase and maintain insurance for the benefit of any person (or his or her heirs or legal personal representatives) who:

(1)	is or was a director, alternate director, officer, employee or agent of the Company;

(2) is or was a director, alternate director, officer, employee or agent of a corporation at a time when the corporation is or was an:affiliate of the Company;

(3) at the request of the Company, is or: was a director, alternate director, officer, employee or agent of a corporation or of a partnership, trust, joint venture or other unincorporated entity;

(4) at the request of the Company, holds or held a position equivalent to that of a director, alternate director or officer of a partnership, trust, joint venture or other unincorporated entity;

against any liability incurred by him or her as such director, alternate director, officer, employee or agent or person who holds or held such equivalent position.

22.	Dividends

22.1 Payment of Dividends Subject to Special Rights

The provisions of this Article 22 are subject to the rights, if any, of shareholders holding shares with special rights as to dividends.

22.2 Declaration of Dividends

Subject to the Business Corporations Act, the directors may from time to time declare and authorize payment of such dividends as they may deem advisable.

22.3 No Notice Required

The directors need not give notice to any shareholder of any declaration under Article 22.2.

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22.4 Record Date

The directors may set a date as the record date for the purpose of determining shareholders entitled to receive payment of a dividend. The record date must not precede the date on which the dividend is to be paid by more than two months. If no record date is set, the record date is 5 p.m. on the date on which the directors pass the resolution declaring the dividend.

22.5 Manner of Paying Dividend

A resolution declaring a dividend may direct payment of the dividend wholly or partly by the distribution of specific assets or of fully paid shares or of bonds, debentures or other securities of the Company, or in any one or more of those ways.

22.6 Settlement of Difficulties

If any difficulty arises in regard to a distribution under Article 22.5, the directors may settle the difficulty as they deem advisable, and, in particular, may:

(1)	set the value for distribution of specific assets;

(2) determine that cash payments in substitution for all or any part of the specific assets to which any shareholders are entitled may be made to any shareholders on the basis of the value so fixed in order to adjust the rights of all parties; and

(3)	vest any such specific assets in trustees for the persons entitled to the dividend.

22.7 When Dividend Payable

Any dividend may be made payable on such date as is fixed by the directors.

22.8 Dividends to be Paid in Accordance with Number of Shares

All dividends on shares of any class or series of shares must be declared and paid according to the number of such shares held.

22.9 Receipt by Joint Shareholders

If several persons are joint shareholders of any share, any one of them may give an effective receipt for any dividend, bonus or other money payable in respect of the share.

22.10 Dividend Bears No Interest

No dividend bears interest against the Company.

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22.11 Fractional Dividends

If a dividend to which a shareholder is entitled includes a fraction of the smallest monetary unit of the currency of the dividend, that fraction may be disregarded in making payment of the dividend and that payment represents full payment of me dividend.

22.12 Payment of Dividends

Any dividend or other distribution payable in cash in respect of shares may be paid by cheque, made payable to the ordet of the person to whom it is sent, and mailed to the address of the shareholder, or in the case of joint shareholders, to the address of the joint shareholder who is first named on the central securities register, or to the person and to the address the shareholder or joint shareholders may direct in writing. The mailing of such cheque will, to the extent of the sum represented by the cheque (plus the amount of the tax required by law to be deducted), discharge all liability for the dividend unless such cheque is not paid on presentation or the amount of tax so deducted is not paid to the appropriate taxing authority.

22.13 Capitalization of Surplus

Notwithstanding anything contained in these Articles, the directors may from time to time capitalize any surplus of the Company and may from time to time issue, as fully paid, shares or any bonds, debentures or other securities of the Company as a dividend representing the surplus or any part of the surplus.

23.	Accounting Records

23.1 Recording of Financial Affairs

The directors must cause adequate accounting records to be kept to record properly the financial affairs and condition of the Company and to comply with the Business Corporations Act.

23.2 Inspection of Accounting Records

Unless the directors determine otherwise, or unless otherwise determined by ordinary resolution, no shareholder of the Company is entitled to inspect or obtain a copy of any accounting records of the Company.

24.	Notices

24.1 Method of Giving Notice

Unless the Business Corporations Act or these Articles provides otherwise, a notice, statement, report or other record required or permitted by the Business Corporations Act or these Articles to be sent by or to a person may be sent by any one of the following methods:

(1)	mail addressed to the person at the applicable address for that person as follows:

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(a)	for a record mailed to a shareholder, the shareholder’s registered address;

(b) for a record mailed to a director or officer, the prescribed address for mailing shown for the director or officer in the records kept by the Company or the mailing address provided by the recipient for the sending of that record or records of that class;

(c)	in any other case, the mailing address of the intended recipient;
(2)	delivery at the applicable address for that person as follows, addressed to the person:
(a)	for a record delivered to a shareholder, the shareholder’s registered address;

(b) for a record delivered to a director or officer, the prescribed address for delivery shown for the director or officer in the records kept by the Company or the delivery address provided by the recipient for the sending of that record or records of that class;

(c)	in any other case, the delivery address of the intended recipient;

(3) sending the record by fax to the fax number provided by the intended recipient for the sending of that record or records of that class;

(4) sending the record by email to the email address provided by the intended recipient for the sending of that record or records of that class;

(5)	physical delivery to the intended recipient.

24.2 Deemed Receipt of Mailing

A record that is mailed to a person by ordinary mail to the applicable address for that person referred to in Article 24.1 is deemed to be received by the person to whom it was mailed on the day, Saturdays, Sundays and holidays excepted, following the date of mailing.

24.3 Certificate of Sending

A certificate signed by the secretary, if any, or other officer of the Company or of any other corporation acting in that behalf for the Company stating that a notice, statement, report or other record was addressed as required by Article 24.1, prepaid and mailed or otherwise sent as permitted by Article 24.1 is conclusive evidence of that fact.

24.4 Notice to Joint Shareholders

A notice, statement, report or other record may be provided by the Company to the joint shareholders of a share by providing the notice to the joint shareholder first named in the central securities register in respect of the share.

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24.5 Notice to Trustees

A notice, statement, report or other record may be provided by the Company to the persons entitled to a share in consequence of the death, bankruptcy or incapacity of a shareholder by:

(1)	mailing the record, addressed to them:

(a) by name, by the title of the legal personal representative of the deceased or incapacitated shareholder, by the title of trustee of the bankrupt shareholder or by any similar description; and

(b)	at the address, if any, supplied to the Company for that purpose by the persons claiming to be so entitled; or

(2) if an address referred to in paragraph (l)(b) has not been supplied to the Company, by giving the notice in a manner in which it might have been given if the death, bankruptcy or incapacity had not occurred.

25.	Seal

25.1 Who May Attest Seal

Except as provided in Articles 25.2 and 25.3, the Company’s seal, if any, must not be impressed on any record except when that impression is attested by the signatures of:

(1)	any two directors;
(2)	any officer, together with any director;
(3)	if the Company only has one director, that director; or
(4)	any one or more directors or officers or persons as may be determined by the directors.

25.2 Sealing Copies

For the purpose of certifying under seal a certificate of incumbency of the directors or officers of the Company or a true copy of any resolution or other document, despite Article 25.1, the impression of the seal may be attested by the signature of any director or officer.

25.3 Mechanical Reproduction of Seal

The directors may authorize the seal to be impressed by third parties on share certificates or bonds, debentures or other securities of the Company as they may determine appropriate from time to time. To enable the seal to be impressed on any share certificates or bonds, debentures or other securities of the Company, whether in definitive or interim form, on which facsimiles of any of the signatures of the directors or officers of the Company are, in accordance with the Business Corporations Act or these Articles, printed or otherwise

36

mechanically reproduced, there may be delivered to the person employed to engrave, lithograph or print such definitive or interim share certificates or bonds, debentures or other securities one or more unmounted dies reproducing the seal and the chair of the board or any senior officer together with the secretary, treasurer, secretary-treasurer, an assistant secretary, an assistant treasurer or an assistant secretary-treasurer may in writing authorize such person to cause the seal to be impressed on such definitive or interim share certificates or bonds, debentures or other securities by the use of such dies. Share certificates or bonds, debentures or other securities to which the seal has been so impressed are for all purposes deemed to be under and to bear the seal impressed on them.

26.	Prohibitions

26.1 Definitions

In this Article 26:

(1)	“designated ssecurity” means:
(a)	a voting security of the Company;

(b) a security of the Company that is not a debt security and that carries a residual right to participate in the earnings of the Company or, on the liquidation or winding up of the Company, in its assets; or

(c)	a security of the Company convertible, directly or indirectly, into a security described in paragraph (a) or (b);

(2) “security” has the meaning assigned in the Securities Act (British Columbia); (3) “voting security” means a security of the Company that:

(a)	is not a debt security, and

(b) carries a voting right either under all circumstances or under some circumstances that have occurred and are continuing.

26.2 Application

Article 26.3 does not apply to the Company if and for so long as it is a public company or a pre-existing reporting company which has the Statutory Reporting Company Provisions as part of its Articles or to which the Statutory Reporting Company Provisions apply.

26.3 Consent Requited for Transfer of Shares or Designated Securities

No share or designated security may be sold, transferred or otherwise disposed of without the consent of the directors and the directors are not required to give any reason for refusing to consent to any such sale, transfer or other disposition.

37

27.	Special Rights and Restrictions 27.1 Convertible Preference Shares

The Convertible Preference Shares shall have attached to them the following powers, preferences, rights, qualifications, limitations and restrictions:

(a) Voting. The holders of the Convertible Preference Shares are entitled to notice of but not to attend or vote at meetings of the holders of the Common Shares except as required by the British Columbia Business Corporations Act.

(b)	Dividends. The Convertible Preference Shares shall not be entitled to the payment of dividends.

(c) Dissolution. On the liquidation, dissolution, winding-up or other distribution of the assets of the Company among its shareholders, the holders of the Convertible Preference Shares and the holders of the Common Shares shall participate rateably in equal amounts per share, without preference or distinction, in the remaining assets of the Company.

(d) Conversion. The holders of the Convertible Preference Shares shall have the right at any time to convert, for no consideration, the Convertible Preference Shares into Common Shares of the Company on the basis of one Common Share for each Convertible Preference Share so converted, at any time after receipt of all required shareholder and regulatory approvals to such conversion and before the date which is 10 years (the “Automatic Conversion Date”) from the date of initial issuance of the Convertible Preferences Shares.

(e) Automatic Conversion. Any Convertible Preference Shares which have not been converted into Common Shares prior to the Automatic Conversion Date, shall be automatically converted into Common Shares by the Company on the first business day after the Automatic Conversion Date.

(f) Manner of Exercise of Conversion Privilege. The conversation privilege herein provided for may be exercised by notice in writing given to the Company at its registered office, accompanied by the certificate or certificates representing the Convertible Preference Shares in respect of which the holder thereof desires to exercise such right of conversion. Such notice shall be signed by such holder or his duly authorized attorney and shall specify the number of Convertible Preference Shares which the holder desires to have converted. If less than all of the Convertible Preference Shares represented by a certificate or certificates accompanying any such notice are to be converted, the holder shall be entitled to receive, at the expense of the Company, a new certificate representing the number of Convertible Preference Shares comprised in the certificate or certificates surrendered as aforesaid which are not to be converted.

(g) New Certificates on Conversion. On any conversion of Convertible Preference Shares the share certificates for Common Shares of the Company resulting

38

therefrom shall be issued in the name of the registered holder of the Convertible Preference Shares converted or in such name or names as such registered holder may direct in writing (either in the notice herein referred to or otherwise) provided that such registered holder shall pay any applicable security transfer taxes. In either instance the transfer form on the back of the certificates in question shall be endorsed by the registered holder of the Convertible Preference Shares or his duly authorized attorney, with signature guaranteed in a manner satisfactory to the Company, provided that the Company may waive the requirement for any such guarantee.

(h) Deemed Conversion. Subject as hereinafter provided, the right of a holder of Convertible Preference Shares to convert the same into Common Shares shall be deemed to have been exercised, and the register holder of the Convertible Preference Shares to be converted (or any Person or Persons in whose name or names any such registered holder of Convertible Preference Shares shall have directed certificates representing Common Shares to be issued) shall be deemed to have become (and at all time on such date to be) a holder of the Common Shares of record of the Company for all purposes on the dare of surrender of one or more certificates duly endorsed representing the Convertible Preference Shares to be converted.

(i) Subdivision, Consolidation, Reclassification or Changes. If and whenever at any time the outstanding Convertible Preference Shares of the Company or the outstanding Common Shares of the Company shall be subdivided, redivided or changed into a greater or consolidated into a lesser number of shares or reclassified into different shares, the basis of conversion then in effect shall be appropriately adjusted and the Convertible Preference Shares shall thereafter be convertible into, upon the exercise of the conversion right at any time on the effective date or thereafter, in lieu of the number of Common Shares to which a Convertible Preference Share was theretofore entitled upon conversion, the aggregate number of shares of the Company that a holder of Convertible Preference Shares would have been entitled to receive as a result of such subdivision, redivision, change, consolidation or reclassification if, on the effective date thereof, the holder been the registered holder of the number of Common Shares to which the holder was theretofore entitled upon conversion.

(j) Other Reorganizations. If and whenever at any time there is a capital reorganization of the Company not covered be section (i) or a consolidation or merger or amalgamation of the Company with or into any other company including by way of sale whereby all or substantially all of the Company’s undertaking and assets would become the property of any other company, the Convertible Preference Shares, shall thereafter be convertible into, upon the exercise of the conversion right at any time on the effective date or thereafter, in lieu of the number of Common Shares to which a Convertible Preference Share was theretofore entitled upon conversion, the aggregate number of shares or other securities or property of the Company or of the company resulting from the consolidation, merger or amalgamation or to which such sale may be made, as the case may be, that a holder of Convertible Preference Shares would have been entitled to receive as a result of such capital reorganization, consolidation, merger, amalgamation or sale if, on the

39

effective date thereof, the holder had been the registered holder of the number of Common Shares to which the holder was theretofore entitled upon conversion.

(k) Notice of Subscription Rights, Stock Dividend, etc. If the Company proposes to issue subscription warrants or other rights to all of the holders of its Common Shares to purchase any share or other securities of the Company, or to pay any stock divided upon its Common Shares or make any distribution (other than cash dividends) to the holders of its Common Shares, the Company shall so notify each registered holder of Convertible Preference Shares by written notice at least 20 days prior to the date fixed by the Company as the record date in connection with the issue of subscription warrants or other rights to purchase shares or other securities, stock dividends or other distribution. Such notice shall set forth the record date fixed as aforesaid and such particulars of such issue or subscription warrants or other rights, stock dividends or other distribution as shall have been fixed and determined at the date on which such notice is given.

(l) Taxes on Conversion. The issuance of certificates for Common Shares upon the conversion of Convertible Preference Shares will be made without charge to the converting holders of Convertible Preference Shares for any fee or tax in respect of the issuance of such certificates for the Common Shares represented thereby; provided, however, that the Company shall not be required to pay any tax which may be imposed upon the Person or Persons to whom such Common Shares are issued, in respect of the issuance of such Common Shares or the certificates therefore or which may be payable in respect of any transfer involved in the issuance and delivery of any such certificate in a name or names other than that of the holder of the Convertible Preference Shares converted, and the Company shall not be required to issue or deliver such certificate unless the Person or Persons requesting the issuance thereof shall have paid to the Company the amount of such tax or shall have established to the satisfaction of the Company the amount of such tax or shall have established to the satisfaction of the Company that such tax has been paid or that the Company has not and will not have any liability in respect of such tax.

(m) Method of Automatic Conversion. In the case of automatic conversion of the Convertible Preference Shares pursuant to section (e), the Company shall on or after the date so specified for automatic conversion, send by prepaid first class mail, or deliver to each Person who is, on that date specified for automatic conversion, a holder of the Convertible Preference Shares to be converted, a notice in writing confirming the automatic conversion of the Convertible Preference Shares. Such notice shall specify the date of automatic conversion, and the office of the Company at which the holders of the Convertible Preference Shares may present and surrender certificates representing such shares for conversion. On the date specified for automatic conversion the Company shall issue or cause to be issued to or to the order of the holders of the Convertible Preference Shares to be converted, that number of Common Shares of the Company designated in the aforesaid notice of conversion, and shall deliver such Common Shares against delivery and surrender of the certificate or certificates representing the Convertible Preference Shares automatically converted.

40

Exhibit 4.1

C0000000230 | M

104598

A BRITISH COLUMBIA COMPANY

TIMMINS GOLD CORP

Number

00000000

SEE REVERSE FOR

CERTAIN DEFINITIONS

CUSIP 88741P103

ISIN CA88741P1036

Shares

* * * * 0 * * * * * * * * *

* * * * * 0 * * * * * * * *

* * * * * * 0 * * * * * * *

* * * * * * * 0 * * * * * *

* * * * * * * * 0 * * * * *

THIS CERTIFIES THAT

SPECIMEN

IS THE REGISTERED HOLDER OF

* * * 0 * * *

FULLY PAID AND NON-ASSESSABLE COMMON SHARES WITHOUT PAR VALUE IN THE CAPITAL OF

TIMMINS GOLD CORP

subject to the charter documents of the Company transferable on the books of the Company by the registered holder in person or by attorney duly authorized in writing upon surrender of this certificate properly endorsed.

This certificate is not valid until countersigned by the Transfer Agent and Registrar of the Company.

IN WITNESS WHEREOF the Company has caused this certificate to be signed on its behalf by the facsimile signatures of its duly authorized officers at Vancouver, British Columbia, Canada.

President

VOID

Director

Dated: Jan 11, 2011

COUNTERSIGNED AND REGISTERED

COMPUTERSHARE TRUST COMPANY OF CANADA (VANCOUVER) (TORONTO) TRANSFER AGENT AND REGISTRAR

VOID

By

Authorized Officer

The shares represented by this certificate are transferable at the offices of Computershare Trust Company of Canada in Vancouver, BC and Toronto, ON.

SECURITY INSTRUCTIONS ON REVERSE VOIR LES INSTRUCTIONS DE SÉCURITÉ AU VERSO

CSAE_LIVE_JTGQ_C01.MTL.PULLS/000001/000001/i

The following abbreviations shall be construed as though the words set forth below opposite each abbreviation were written out in full where such abbreviation appears:

TEN COM – as tenants in common

TEN ENT – as tenants by the entireties

JT TEN – as joint tenants with rights of survivorship and not as tenants in common

(Name) CUST (Name) UNIF GIFT MIN ACT (State) – (Name) as Custodian for (Name) under the (State) Uniform Gifts to Minors Act

Additional abbreviations may also be used though not in the above list.

For value received the undersigned hereby sells, assigns and transfers unto

Insert name and address of transferee

shares represented by this certificate and does hereby irrevocably constitute and appoint the attorney of the undersigned to transfer the said shares on the books of the Company with full power of substitution in the premises.

DATED:

Signature of Shareholder

Signature of Guarantor

Signature Guarantee:

The signature on this assignment must correspond with the name as written upon the face of the certificate(s), in every particular, without alteration or enlargement, or any change whatsoever and must be guaranteed by a major Canadian Schedule I chartered bank on a member of an acceptable Medallion Signature Guarantee Program (STAMP, SEMP, MSP). The Guarantor must affix a stamp bearing the actual words “Signature Guaranteed”.

In the USA, signature guaranteed must be done by members of a “Medallion Signature Guarantee Program” only.

Signature guarantees are not accepted from Treasury Branches, Credit Unions or Caisses Populaires unless they are members of the Stamp Medallion Program.

SECURITY INSTRUCTIONS – INSTRUCTIONS DE SÉCURITÉ

THIS IS WATERMARKED PAPER, DO NOT ACCEPT WITHOUT NOTING WATERMARK. HOLD TO LIGHT TO VERIFY WATERMARK.

PAPIER FILIGRANÉ, NE PAS ACCEPTER SANS VÉRIFIER LA PRÉSENCE DU FILGRANE. POUR CE FAIRE, PLACER Á LA LUMIÉRE.

EN_COMP_V2_01

Exhibit 5.1

[Form Opinion to be Delivered by BC Counsel]

February 10, 2011

Timmins Gold Corp.

609 Granville Street, Suite 520

Vancouver, British Columbia

Canada V7Y 1G5

Dear Sirs/Mesdames:

We are acting as local Canadian counsel to Timmins Gold Corp. (“Timmins”) in connection with the Registration Statement on Form F-4 (the “Registration Statement”) being filed by Timmins with the United States Securities and Exchange Commission (the “SEC”) under the Securities Act of 1933, as amended (the “Act”) relating to the proposed issuance by Timmins of common shares of Timmins (the “Common Shares”) in connection with the offer to exchange contemplated by the Registration Statement. This opinion is delivered in support of the Registration Statement, to which this opinion appears as an exhibit.

In rendering the opinion expressed herein, we have examined the Registration Statement and original or duplicate copies or certified copies of such corporate records and other documents and considered such questions of law as we have considered necessary for the purposes of this opinion. With respect to the accuracy of factual matters material to this opinion, we have relied upon certificates or comparable documents and representations of public officials and of officers or representatives of Timmins.

In rendering the opinion expressed herein, we have assumed:

(a)	the genuineness of all signatures, the authenticity of all documents submitted to us as originals, the conformity to authentic original documents of all documents submitted to us as duplicates, certified, conformed, telecopied or photostatic, notarized or true copies or facsimiles, and the authenticity of the originals of such documents;

(b)	the identity and capacity of all individuals acting or purporting to act as public officials; and

(c)	that any party to any agreement or instrument referred to herein who is a natural person has the legal capacity to enter into, execute and deliver such agreement or instrument and has not entered into, executed or delivered the same under duress or as a result of undue influence.

We have not, however, undertaken any independent investigation of any factual matter set forth in any of the foregoing.

Based and relying upon the foregoing and subject to the qualifications, assumptions and limitations stated herein, we are of the opinion that, when the Registration Statement has been declared effective by the SEC and the Common Shares have been issued in accordance with the terms and conditions set forth in the Registration Statement, the Common Shares will be duly authorized and validly issued as fully paid and non-assessable shares in the capital of Timmins.

We are qualified to practice law in the province of British Columbia and we do not express any opinion on any laws other than the laws of the province of British Columbia and the federal laws of Canada applicable therein, in each case in effect on the date hereof.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the use of our name under the heading “Legal Matters” in the prospectus/offer to exchange included in the Registration Statement. In giving this consent, we do not thereby admit that we come within the category of persons whose consent is required by the Act or the rules and regulations promulgated thereunder.

Yours truly,

Exhibit 8.1

[Shearman & Sterling LLP Letterhead]

February 10, 2011

Timmins Gold Corp.

609 Granville Street, Suite 520

Vancouver, British Columbia

Canada, V7Y 1G5

Ladies and Gentlemen:

We are acting as U.S. tax counsel to Timmins Gold Corp., a British Columbia corporation (“Timmins”), in connection with the preparation of the Registration Statement on Form F-4 to be filed with the Securities and Exchange Commission (the “Commission”) on the date hereof (the “Registration Statement”), for the purpose of registering under the Securities Act of 1933, as amended (the “Securities Act”), common shares of Timmins, without par value (the “Timmins Shares”). The Timmins Shares are issuable pursuant to the offer by Timmins Gold Acquisition Corp., a Delaware corporation and wholly-owned subsidiary of Timmins, to exchange each outstanding share of common stock of Capital Gold Corporation, a Delaware corporation (“CGC”) for 2.27 Timmins Shares pursuant to the terms set forth in the prospectus/offer to exchange (the “Prospectus”) included in the Registration Statement. Any defined term used and not defined herein has the meaning given to it in the Prospectus.

For purposes of the opinion set forth below, we have, with the consent of Timmins, relied upon the accuracy of the Registration Statement and the Prospectus.

Based upon and subject to the foregoing, and based upon the Internal Revenue Code of 1986, as amended, the final, temporary and proposed Treasury regulations promulgated thereunder, judicial decisions, revenue rulings and revenue procedures of the Internal Revenue Service, and other administrative pronouncements, all as of the date hereof, it is our opinion that:

Subject to the limitations set forth therein, the discussion contained in the Prospectus under the caption “The Offer – U.S. Federal Income Tax Consequences” is our opinion as to the material U.S. federal income tax consequences under currently applicable law of the exchange of CGC Shares for Timmins Shares by U.S. Holders pursuant to the Integrated Acquisition Transactions.

This opinion letter speaks only as of the date hereof. Our opinion is based on current U.S. federal income tax law and administrative practice, and we do not undertake to advise you as to

1

any future changes in U.S. federal income tax law or administrative practice that may affect our opinion unless we are specifically retained to do so. Further, legal opinions are not binding upon the Internal Revenue Service and there can be no assurance that contrary positions may not be asserted by the Internal Revenue Service.

We hereby consent to the filing of this opinion with the Commission as an exhibit to the Registration Statement and to the references to us in the Prospectus under “The Offer – U.S. Federal Income Tax Consequences” and “Legal Matters”. In giving such consent, we do not hereby admit that we are in the category of persons whose consent is required under Section 7 of the Act and the rules and regulations of the Commission promulgated thereunder.

Very truly yours,

/s/ SHEARMAN & STERLING LLP

2

Exhibit 8.2

February 10, 2011

Timmins Gold Corp.

609 Granville Street, Suite 520

Vancouver, British Columbia

Canada V7Y 1G5

Dear Sirs/Mesdames:

We are acting as Canadian tax counsel to Timmins Gold Corp. (“Timmins”) in connection with the offer (the “Offer”) by Timmins Gold Acquisition Corp., a wholly-owned subsidiary of Timmins, to exchange for each outstanding share of common stock of Capital Gold Corporation 2.27 common shares of Timmins.

We understand that, in connection with the Offer, Timmins is filing a Registration Statement on Form F-4 (the “Registration Statement”) with the United States Securities and Exchange Commission under the Securities Act of 1933, as amended (the “Act”). This opinion is delivered to you in support of the Registration Statement, to which this opinion appears as an exhibit.

In rendering the opinion expressed herein, we have examined original or duplicate copies or certified copies of such corporate records and other documents and considered such questions of law as we have considered necessary for the purposes of this opinion. With respect to the accuracy of factual matters material to this opinion, we have relied upon certificates or comparable documents and representations of public officials and of officers or representatives of Timmins.

In rendering the opinion expressed herein, we have assumed:

(a)	the genuineness of all signatures, the authenticity of all documents submitted to us as originals, the conformity to authentic original documents of all documents submitted to us as duplicates, certified, conformed, telecopied or photostatic, notarized or true copies or facsimiles, and the authenticity of the originals of such documents;

(b)	the identity and capacity of all individuals acting or purporting to act as public officials; and

(c)	that any party to any agreement or instrument referred to herein who is a natural person has the legal capacity to enter into, execute and deliver such agreement or instrument and has not entered into, executed or delivered the same under duress or as a result of undue influence.

We have not, however, undertaken any independent investigation of any factual matter set forth in any of the foregoing.

In giving this opinion, we have assumed, with your permission, that: (i) the Offer will be effected in accordance with the Registration Statement; and (ii) the statements concerning the Offer set forth in the Registration Statement are true, complete and correct and will remain true, complete and correct at all times up to and including the effective time of the completion of the Offer.

Our opinion is based on the current provisions of the Income Tax Act (Canada), as amended (the “Tax Act”), and the regulations under the Tax Act, all specific proposals to amend the Tax Act and the regulations publicly announced by or on behalf of the Minister of Finance prior to the date of this opinion and our understanding of the administrative and assessing practices of the Canada Revenue Agency published in writing prior to the date hereof. If there is any subsequent change in such law, regulations, proposals or practices or if there are subsequently any new applicable administrative or assessing practices, this opinion may become inapplicable.

Based and relying upon the foregoing and subject to the qualifications, assumptions and limitations stated herein, the discussion contained in the Registration Statement under the caption “Certain Canadian Federal Income Tax Consequences” is our opinion as to the principal Canadian federal income tax matters described therein subject to the qualifications, assumptions and limitations stated therein.

We express our opinion herein only as to those matters of Canadian federal income taxation specifically set forth under the caption “Certain Canadian Federal Income Tax Consequences” in the Registration Statement and no opinion should be inferred as to the tax consequences of the Offer under any provincial, state, local or foreign law, or with respect to any other areas of Canadian federal taxation.

This opinion is based upon and limited to the federal laws of Canada.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the use of our name under the headings “Certain Canadian Federal Income Tax Consequences” and “Legal Matters” in the prospectus/offer to exchange included in the Registration Statement. In giving this consent, we do not thereby admit that we come within the category of persons whose consent is required by the Act or the rules and regulations promulgated thereunder.

Yours truly,

“Ogilvy Renault LLP”

Exhibit 10.1

AGREEMENT (THE “AGREEMENT”) FOR A SPECIFIC PROJECT BASED ON UNIT PRICES, ENTERED INTO BY AND BETWEEN MOLIMENTALES DEL NOROESTE, S.A. DE C.V., HEREIN REPRESENTED BY FRANCISCO ARTURO BONILLAS-ZEPEDA (THE “CLIENT”) AND PEAL MEXICO, S.A. DE C.V., HEREIN REPRESENTED BY BENITO ALVAREZ-MORAN (THE “CONTRACTOR”), PURSUANT TO THE FOLLOWING RECITALS AND SECTIONS:

R E C I T A L S

1. CLIENT, through its representative, represents and warrants that:

1.1 It is a commercial corporation duly organized and existing in conformity with Mexican laws, by means of the public instrument attached hereto as Exhibit “A”, and that Mr. Francisco Arturo Bonillas Zepeda has powers enough to hereby represent CLIENT, and his powers have not been revoked or limited to date in any manner.

1.2 CLIENT is up to date in the payment of its tax obligations and registrations and shall remain that way during the life of the agreement herein;

1.3 It is the legal owner of the mining concessions over the San Francisco Mine as described under the concession titles attached hereto as Exhibit “B” (the “San Francisco Mine”);

1.4 That the San Francisco Mine is located on a lot of land (approximately 800 hectares) located in Estacion Llano, Sonora, Mexico, currently owned by CLIENT. A map showing the above lot of land and copies of ownership documents thereof are attached hereto as Exhibit “C”;

1.5 CLIENT has full occupancy and access to the Mine with no restrictions as evidenced by the documents attached hereto as Exhibit “D”;

1.6 CLIENT requires CONTRACTOR’s performance of mining operations at the San Francisco Mine, including the following: Drilling and blasting, loading and transportation of waste rock and ore to primary crusher, spillways, and/or storage, building slopes and roads as needed to perform said activities, keeping in good working conditions worksites, scaling of pit walls to design limits, making mine safe, sizing of broken rock and communications systems among them. For this job, appropriate main and auxiliary mining machinery shall be used, including mechanical maintenance thereof, as well as providing the

Página 1

required personnel for its operation. The foregoing is to be performed according to the initial OFFER submitted by CONTRACTOR, dated May 23, 2007, and its complementary update dated on August 14, 2008, attached hereto as Exhibit “F”;

1.7 CLIENT shall advise CONTRACTOR of any significant change in its corporate structure that may affect compliance with the agreement herein. It also states that it will not in any way intentionally fall into liquidation, bankruptcy, dissolution or insolvency;

1.8 There is no open claim, lawsuit, investigation or legal procedure currently affecting CLIENT (of which CLIENT is aware) or that might be brought before any court, government agency or office that could affect the validity, lawfulness of fulfillment of this Agreement, or consummation of any obligation or commitment acquired by CLIENT under the Agreement herein;

1.9 After the Agreement herein has been executed and signed before the authority of a Notary Public, it will become a legal document, valid and binding for both parties and, therefore, its fulfillment may be even judicially enforced;

1.10 CLIENT states as well that the faculties of the legal representative or Attorney-in-fact acting as its representative who executes the Agreement herein have not been cancelled, revoked nor restricted in any way whatsoever.

2. CONTRACTOR, through its representative, represents and warrants that:

2.1 It is a commercial corporation duly organized and existing in conformity with Mexican laws and that it has been granted sufficient authority to represent CONTRACTOR, authority which has not been limited nor revoked to this date in any manner whatsoever, by means of the public instruments attached hereto as Exhibit “E”;

2.2 CONTRACTOR is up to date in the payment of its tax obligations and registrations and shall remain that way during the life of the agreement herein. It currently has or shall obtain before the date of performance of the Agreement herein any and all permits and licenses required for the development of its activities according to its corporate purpose.

2.3 CONTRACTOR has the financial and technical capacity to perform, directly or indirectly, the Work in accordance with its corporate

Página 2

purposes, and that it has, directly or indirectly, the machinery, material, experience, technology, personnel, and any necessary means to develop the Project as set out hereinafter; and

2.4 CONTRACTOR recognizes CLIENT’S trust and good faith on its experience, knowledge and skills in the mining industry to perform operations at the San Francisco Mine using adequate production methods, careful supervision of said operations, and an efficient management of resources, strictly complying with current legal and government regulations in connection with security, hazardous waste handling, and environment protection issues.

2.5 CONTRACTOR recognizes that mining operations should be performed in an efficient and timely manner, cooperating at all time with CLIENT and/or its representatives or authorized agents, following instructions given by the latter with regard to operation of the mine according to the terms of the agreement herein, and subject to receiving the agreed payment for services rendered by CONTRACTOR.

2.6 It wishes to enter into this Agreement with CLIENT to perform work as described in Recital 1, item 1.6 above, according to terms and conditions described herein.

2.7 CONTRACTOR shall advise CLIENT of any significant change in its corporate structure that may affect compliance with the agreement herein, but it will not intentionally fall into liquidation, bankruptcy, dissolution, insolvency, merger or scission.

2.8 CONTRACTOR states that it is legally authorized to render services in the State of Sonora, Mexico, according to its corporate purpose, and that it has been granted all the required powers of attorney and authority to enter into, execute, and ratify the Agreement herein.

2.9 There is no open claim, lawsuit, investigation or legal procedure currently affecting CONTRACTOR (of which CONTRACTOR is aware) or that might be brought before any court, government agency or office that could affect the validity, lawfulness or fulfillment of this Agreement or consummation of any obligation or commitment acquired by CONTRACTOR under the Agreement herein.

2.10 CONTRACTOR states that all of the machinery and equipment that shall be used in the performance of the Work (as defined hereinafter) shall be insured adequately and they will keep insured during the legal

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existence of the Agreement herein. In addition, CLIENT shall make sure that insurance has been done at the time of signing of this Agreement.

2.11 After the Agreement herein has been executed and signed before the authority of a Notary Public, it will become a legal document, valid and binding for both parties and, therefore, its fulfillment may be even judicially enforced.

2.12 CONTRACTOR states as well that the powers granted to the legal representative or Attorney-in-fact acting as its representative who executes the Agreement herein have not been cancelled, revoked nor restricted in any way whatsoever.

3. Both parties, through their respective representatives, represent and warrant that:

3.1 They acknowledge the scope of the agreement herein that comprises the performance of mining operations at the San Francisco Mine offered by CONTRACTOR oriented towards compliance of ore and waste rock production plan as described in the “Mine Production Plan” by CLIENT, included herein as Exhibit “G”;

3.2 They recognize the legal scope and contents of the Agreement herein;

3.3 They agree to perform their respective tasks and obligations as stated in the Agreement herein.

Having stated the foregoing, the parties grant the following;

S E C T I O N S

Section 1. Definitions

The following terms shall have the meanings stated below:

1.1 “Work” means the performance of mining operations at the San Francisco Mine that shall be performed in strict compliance with the “Current Regulations” (as described below) including the following:

1.1.1. Drilling and blasting; loading and transportation of waste rock and ore to primary crusher, spillways and/or slopes;

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1.1.2. Construction of slopes and roads as required to performing the above, including construction of internal production roads;

1.1.3. Maintenance of worksites and pit slopes and roads mentioned above;

1.1.4. In order to perform the above-mentioned tasks, CONTRACTOR shall use the adequate mining machinery, both main and auxiliary equipment, including full maintenance work on said equipment as well as providing the required personnel for its operation in order to meet the purpose of the Agreement herein;

1.2 However, the “Contract Price” (described below) DOES NOT include any of the following tasks:

1.2.1 Removal and storage of vegetal soil in mining areas, spoil banks, ore storage, facilities and other roads out of mine;

1.2.2 Construction of surrounding water channels for protection of slopes;

1.2.3 Preparing and conditioning of base soil for storage, spillways, and facilities;

1.2.4 Water supply for irrigation and facilities;

1.2.5 Additives for irrigation water;

1.2.6 Exploration bore for control of regulations not used in blasting;

1.2.7 Pre-cutting mine slopes;

1.2.8 Pumping mine water, including pumping fixtures, hoses, etc.

1.2.9 If CLIENT should require some of these additional works as referred to in sections 1.2.1 through 1.2.8. and others not included in this Agreement, CONTRACTOR would assess them technically, and in the event of possible performance thereof, should make an offer to CLIENT to perform such additional works.

1.3 “Commencement of Project” means the 15th. day of the month of September, 2009.

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1.4 “Contract Price” means the price per ton (both ore and waste rock) @ US$1.59 per ton (One dollar and 59/100 U.S. Cy), plus applicable Value Added Tax, which shall be paid by CLIENT to CONTRACTOR as total price for the performance of the Work and all other CONTRACTOR’S obligations hereunder.

1.5 “Mine Production Plan” means the document showing the schedule for performing the Work, especially the annual production of ore and waste rock. (Exhibit “G”).

1.6 “Site” means the place where San Francisco Mine is currently located at Estacion Llano, Sonora, México.

1.7 “Mining Plans and Programs” means mining schedules and programs that shall be submitted to CONTRACTOR on a monthly basis comprising layouts, diagrams, charts, drawings, etc., which shall vary according to CLIENT’S production requirements.

1.8 “Services Rendered” means prior and/or permanent contributions made by CLIENT required for the proper performance of the Work to be executed by CONTRACTOR, such as:

1.8.1 All necessary permits, licenses, and authorizations required for production start-up (environment, water, explosives, administrative and others);

1.8.2 Design and planning of mine, spoil banks, ore storage, control of legal regulations, topographical control.

1.8.3 Weekly and monthly programs for production and progress;

1.8.4 Facility provided by CLIENT and adapted by CONTRACTOR to be used as workshop for repairing machinery, a warehouse to store spare parts, a machine-wash space, a room to store explosives, a place for an office, as well as first-aid room, emergency personnel and transportation for wounded ones.

1.8.5 Assigning an area to install containers;

1.8.6 Assigning an area to wash machinery;

1.8.7 Supplying power, sanitary facilities, irrigation water for runways, water for washing heavy and light equipment;

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1.8.8 Security fencing in facility as well as surrounding the exploitation area, with an access control gate;

1.8.9 Design of safety and security and work risk prevention plan to which CONTRACTOR shall be subject;

1.8.10 Access to existing communications, telephone and internet systems.

1.9 “Current Regulations” means all mandatory legal dispositions as well as dispositions opted by CLIENT that CONTRACTOR is bound to observe during performance of the Work, whether referring to procedures, technical or operational issues, environmental protection, personal protection, hazardous waste handling, general or specific preventive measures to prevent pollution to human settlements near the site, including the obligation of CONTRACTOR to adjust its operations to the World Bank “Equator Principles”, once the CLIENT has included the said Principles, etcetera.

1.10 “Acceptance” means that the Project has been accepted by CLIENT according to the Agreement herein.

1.11 “Project Manager” means the individual appointed by CLIENT to provide the Project Supervisor with all sorts of instructions regarding the Work, receiving from the Project Supervisor and/or CONTRACTOR all written and/or verbal reports timely and on an on-going basis, that are necessary to achieve the goals set out in the Mining Plan and Programs. In the event of emergency situations, the Project Supervisor shall call CLIENT immediately to the emergency phone number as provided for in section 24.7 hereinafter.

1.12 “Project Supervisor” means the individual assigned by CONTRACTOR who shall be responsible for supervising the performance of the Project and who shall have CONTRACTOR’S workers reporting to him. Said individual shall be strictly subject to planning instructions (as defined below) received at all times from the Project Manager under the terms of the Agreement herein or after its performance agreed upon by and between CLIENT and CONTRACTOR.

1.13 “Subcontractor” includes those individuals or corporations having a direct contract with Contractor to perform the Project.

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1.14 “Supplier” shall include those individuals or companies that provide material, machinery, consumables and equipment required by CONTRACTOR to perform the Work.

Section 2. Scope of Agreement

CONTRACTOR agrees to perform the Work acting as the contractor of CLIENT, either by itself or through Subcontractors, in strict accordance with the Production Plans, and shall provide all labour or material or a combination of both required to execute the Project, notwithstanding that CONTRACTOR shall continue being solely and exclusively responsible before CLIENT regarding the Work and any of its obligations according to the Agreement herein.

Section 3. Scope of Work

3.1 CONTRACTOR shall provide all services required to perform mining operation activities at the San Francisco Mine that shall be performed in strict compliance with current regulations, that shall include;

3.1.1. Drilling and blasting; loading and transportation of waste rock and ore to primary crusher, spillways and/or storage;

3.1.2. Construction of slopes and roads required to perform activities described above, including construction of internal production roads;

3.1.3. Maintenance or work sites and slopes and roads described in preceding item.

3.2 CONTRACTOR shall furnish all the labour, materials, fixtures, tools, machinery, equipment, consumables and services necessary or required to bring the Work to full completion.

3.3 To perform the Work, CONTRACTOR shall use the adequate main and auxiliary machinery including full maintenance of said equipment, and shall provide the workers required for its operation.

3.4 CONTRACTOR shall keep an accurate topographical control as required to perform the Mining Plan and Programs.

3.5. CONTRACTOR agrees to execute de Work directly or through subcontractors, by:

3.5.1. Being strictly subject to Mining Plans and Programs;

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3.5.2. Being strictly subject to current regulations;

3.5.3. Providing all labour and materials or a combination of both, as required for the performance of the Project.

3.6 Notwithstanding that CONTRACTOR is authorized to partially execute the Work through subcontractors, CONTRACTOR shall remain as sole direct responsible party before CLIENT regarding the Work as well as any other obligation for which it is liable under the Agreement herein.

3.7 The Project Manager shall have the authority to request the Project Supervisor to remove permanently from the Site a specific subcontractor, with justified cause, when the latter does not comply with the Mining Plans and Programs or with current regulations.

3.8 CONTRACTOR shall personally meet periodically with CLIENT on the date and at the time set by Client. CONTRACTOR shall draft the meeting minutes, providing a copy thereof to CLIENT. In addition, CONTRACTOR shall prepare written reports on a daily, weekly, monthly quarterly and annually basis.

3.9 CLIENT must approve in writing any change regarding the person assigned by CLIENT as Project Supervisor, approval which shall not be unreasonably withheld.

3.10 The parties hereby appoint as the Project Manager and Project Supervisor the following persons:

CLIENT:	CONTRACTOR:
Mr. Alfredo Barraza Lozano	Mr. Oscar Crespo Gutierrez

Section 4. Regulations and permits

4.1 CONTRACTOR shall execute the Project in accordance with applicable laws, ordinances, regulations, and permits. CONTRACTOR shall be solely liable for paying at his expense any fine or penalty imposed as a consequence of any violation to said provisions. If any Mexican authority orders the correction of any portion or the entire Project, due to violation of any law, ordinance, regulation or permit, CONTRACTOR shall correct such deficiency at its own expense and shall bear all costs and expenditures.

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4.2 All government and non-government permits, licenses, and authorizations that are required for the Work to be performed on the Site as provided for in section 1.9 herein, shall be secured and paid for by CLIENT.

4.3 If during the term of performance of Work any changes or amendments to the current regulations should occur, the parties bind themselves to carry out a detailed review of the changes and amendments and their impact on the scope of Work, to bring the Work compliant with the new regulations. CLIENT shall decide whether such changes are applicable, if the above review corresponding report stated that the changes had to be done, and in that case, CONTRACTOR is bound to implement the required changes at CLIENT’S expense.

Nevertheless, CONTRACTOR shall not carry out the above changes until the parties have reached a written agreement about the cost for such changes. This shall be understood as a cause for early termination of the Agreement herein, without any liability for CONTRACTOR or CLIENT.

Section 5. Duration of Agreement

The Agreement herein shall come into full force, despite its signing, once CONTRACTOR signs before a notary public a Joint and Several Guaranty Contract that is mentioned in Section 25 herein and this Agreement shall have duration for forty-two (42) months.

If it is necessary, the above term could be extended, provided that the parties sign a written extension agreement and a notice about the request of extension is done three (3) months in advance to the termination date.

Section 6. Safety and security measures

6.1 CONTRACTOR shall be liable only with respect to the Work for Site safety and shall take all necessary precautions, provide fences, guards, signs, lights, notices and such protection as may be required by applicable dispositions of federal, state, and local safety or health laws, codes, regulations, ordinances or other requirements and any contractual documents.

6.2 CONTRACTOR shall use adequate security controls to keep Site security, and also keeping control as to unauthorized access of personnel. CONTRACTOR shall appoint a safety and security contact person at Site who shall immediately notify the Project Manager of any

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illegal activities, violations of CLIENT’s internal security and health regulations (Exhibit “H”), criminal activity, police reports, and serious injuries. Additionally, any incidents that may receive public or media attention must be immediately reported in writing to the Project Manager.

6.3 CONTRACTOR shall set out and maintain and shall require all Subcontractors to also set out and maintain reasonable safety precautions and programs to comply with all applicable dispositions of federal, state, and local safety or health laws, codes, regulations, ordinances or other requirements to prevent injury to persons or damage to property on, around or adjacent to the Work site. CONTRACTOR shall take reasonable steps to build and maintain safeguards for the protection of workers and third parties and eliminate or abate safety hazards created by or otherwise resulting from performing the Work. CONTRACTOR and all Subcontractors shall comply with social security regulations, and other mandatory safety and health laws and provisions and prudent industry practices in performing the Work.

6.4 CONTRACTOR shall use only reputable industrial waste haulers and ensure all industrial waste and earth fill is disposed of in legally authorized sites. CONTRACTOR’s waste disposal records or logs shall be maintained up to date and made available to CLIENT and to ensure CLIENT as well that the names of industrial waste haulers, general description of waste materials disposed of, and dumpsites used, are included in the aforesaid records or logs.

Section 7. CONTRACTOR supervision

CONTRACTOR shall be directly and solely responsible for the Work performed by itself or by its Subcontractors using its best skill and attention for the purpose of ascertaining that all materials and labour used in the Work conform to requirements in order to perform mining operations at the San Francisco Mine.

Section 8. CLIENT’s inspection and access to the Work

CLIENT’s inspection is for the purpose of ascertaining that Work is being properly performed, pursuant to Mining Plans and Programs and current regulations. Such inspection does not relieve CONTRACTOR from any responsibility for the improper or illegal development of the Work.

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8.1 CLIENT or any third parties authorized by CLIENT shall be entitled at all times to verify and to confirm that the Work is being executed:

8.1.1 According to CLIENT´s specifications and requirements as described in the Agreement herein, and

8.1.2. Strictly subject to current regulations and/or according to licenses and permits issued by competent authorities.

Section 9. Cooperation in performing Work

9.1 CONTRACTOR shall consult with CLIENT as to the sequence, procedure and method to perform Work.

9.2 CLIENT must organize its handling or placing of furniture and equipment in Site, if any, so as not to unreasonably interfere with CONTRACTOR’s operations or with those of the Subcontractors or Suppliers.

9.3 CONTRACTOR shall fully cooperate with CLIENT to the best development and timely performance of Work.

Section 10. Materials, machinery, and equipment furnished by Contractor

10.1 CLIENT shall provide CONTRACTOR with sufficient unloading and storage area at Site, and CONTRACTOR shall be responsible for the unloading, storing and proper care and protection of all materials, furniture, machinery, and equipment delivered at Site regarding the Work. CONTRACTOR shall be responsible for effectively implementing and enforcing security measures to protect the Site, consumable goods, furniture, machinery, and equipment.

10.2 CLIENT shall timely furnish CONTRACTOR, at CLIENT’s expense, with the necessary facilities to protect all the materials, furniture, machinery or equipment so that CONTRACTOR may set up the required infrastructure to protect its consumable goods and/or supplies from acts of God.

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Section 11. Cleaning of Work site

CONTRACTOR is hereby obliged to keep the Work site and adjoining premises at all times free from accumulation of waste material, rubbish or debris resulting from the performance of Work.

Section 12. Minimum ecological and environmental obligations to be met and fulfilled by CONTRACTOR

12.1 CONTRACTOR should be strictly subject to current regulations regarding Work development regarding the following:

12.1.1. Waste disposal.

12.1.2 Sewage and wastewater disposal.

12.1.3 Handling, care, transportation, and disposal of hazardous waste or toxic materials and substances.

12.1.4 Proper and careful storage and handling of combustibles and lubricants.

12.1.5 Dust control in operating areas.

12.1.6 Storage and shipping to dispose of waste generated by CONTRACTOR.

12.1.7 Complying with the Equator Principles as are defined by the International Monetary Fund, once the CLIENT has committed to apply them in the performance of Work.

Section 13. Liability and compensation by CONTRACTOR

13.1 Both parties agree that CONTRACTOR shall be solely responsible and liable for obligations expressly assumed by CONTRACTOR hereby.

13.2 CONTRACTOR agrees to defend, compensate, and hold CLIENT free from any claim resulting from any harm, injury or death of an individual or individuals or damage to property of third parties attributable partially or totally to acts or omissions of CONTRACTOR or any of its Subcontractors or Suppliers while working in the Project or performing any activity associated therewith or in connection thereto. CONTRACTOR agrees to take a bond to indemnify CLIENT in the event of failure to comply with this section.

13.3 CONTRACTOR hereby assumes full responsibility for its negligence and that of his subcontractors, agents, employees or representatives as well.

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13.4 CONTRACTOR shall appear, defend, and keep CLIENT safe from and against any and all claims derived exclusively from performance of Work, provided that the said claims are filed as to causes attributable to CONTRACTOR.

Section 14. Work Warranty

14.1 CONTRACTOR warrants that labour and materials furnished under the Agreement herein shall be fully in accordance with the Mining Plans and Programs.

14.2 CONTRACTOR warrants that all of its loading and hauling equipment as well as its accessory or auxiliary equipment shall have operating availability enough to ensure the fulfillment of the Mining Plans and Programs. The general maintenance programs (scheduled and preventive maintenance programs) on the drilling, hauling, loading and accessory equipment, as well as the weekly statistical control regarding mechanical availability and using of the said equipment, shall be monthly monitored by CLIENT. CONTRACTOR shall deliver CLIENT a monthly report about this matter.

14.3 CONTRACTOR warrants that the granulometric curve that is obtained from blasting in the ore areas shall result in a product of which 80% of feeding or input size to the primary crusher shall be less than 25inches and it will not exceed 42 inches. Work shall be performed jointly and permanently with the client and the drilling service supplier, carrying out required tests in the various ore areas so that this fragmentation may be the most adequate and reachable at all times. (Exhibit “O”). CLIENT, jointly with CONTRACTOR and drilling service supplier shall perform on a weekly basis monitoring of ore fragmentation to obtain and optimize the desired ore granulometry.

14.4 CONTRACTOR hereby warrants that performance of Work:

14.4.1 Shall be adequate for the purpose of the Agreement herein, in conformity with Mining Plans and Programs;

14.4.2. Shall be performed strictly in accordance to current regulations.

Section 15. Site and equipment inspection. Access to Site

15.1 CONTRACTOR hereby affirms that:

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15.1.1 It has carefully inspected the Site and that it is familiar with the topography and physical characteristics of the Site area and/or any other area or surface (including other than that of the site) where the Work is to be performed. Therefore, CLIENT and CONTRACTOR shall jointly make a reconciled topographical survey at the Work area.

15.1.2 That the nature, extension, and location of the surface and/or area where the Work is to be performed, the condition of the soil, and the characteristics, quality and hardness of surface and rocks in soil and subsoil, as well as the physical characteristics of structures that may be found during the performance of Work have been determined to be satisfactory;

15.1.3 That is has inspected Site access and exit means or roads, contemplated potential climate changes, transportation conditions, disposal, handing and storage of materials, local and general conditions of the Site and its surrounding areas, prices and availability of equipment and replacement parts for said equipment, as well as any other event that might affect the performance of the Work; and

15.1.4 It has taken all the necessary precaution and preventive measures against any events that might seriously affect the development of the Work, especially those affecting the cost of the mining operations under the Agreement herein.

15.2 CONTRACTOR hereby accepts that the conditions of the Site are adequate for the performance of Work.

15.3 Site access. CLIENT agrees to allow access to the Site to CONTRACTOR (and/or its subcontractors) as required for the performance of Work. Assigned areas and their usage shall be subject to CLIENT’s approval. Said approval shall not be denied by CLIENT without justified cause. The Site shall be used by CONTRACTOR and/or its subcontractors) exclusively for the purpose of the Agreement herein, trying to keep it clean and free from rubbish, pollutants of hazardous waste.

15.4 Problems that could arise at Site. CONTRACTOR shall advise the Project Manager in writing (immediately and timely) regarding any deficiencies or irregularities at Site resulting from causes out CONTRACTOR’s reach that might affect the performance of Work. In the event of suspension or cessation of Work, both parties submit themselves to Exhibit “P” of this Agreement titled “Mechanism to be applied in the event of delays caused by CLIENT and CONTRACTOR”.

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The Project Manager shall notify in writing to CONTRACTOR resumption of Work once corrective measures have been taken.

Section 16. Contract Price

16.1 Base price per tonne of material.

Both parties agree that the contract price be set per metric ton of material. Material is defined as a group of mineral of: waste rock with a density of 2.66 tonnes per cubic meter, and ore with a density of 2.77 per cubic meter, that is, the same price per tonne for waste rock and mineral.

The price that CLIENT shall pay to CONTRACTOR for executing the Work as well as for other obligations for which the latter is liable under the Agreement herein is US$ 1.59 (One dollar and 59/100 U.S. Cy) per metric ton of material, plus applicable Value Added Tax.

16.2 Calculation basis parameters

This base price per tonne of ore is based on the calculation parameters described below, subject to price per tonne and based on CONTRACTORS’s offer.

16.2.1 Diesel

The price for diesel used by CONTRACTOR used to set the base price per tonne of ore is US$0.52 (Fifty two cents U.S.CY.) per liter. CONTRACTOR is therefore liable for paying the cost of diesel up to US$0.52 per liter, and it CLIENT is liable for paying the cost of diesel in excess of US$0.52 per liter.

With the intention of maintaining the price of $0.52 per liter, CLIENT shall supply CONTRACTOR of its own, as of the fifth month of operations, all necessary Diesel to fulfill the production programs. Diesel shall be supplied at Site during the lifetime of this Agreement, and the Diesel factor in the escalating formula (this formula is described herein below) shall remain steady and CONTRACTOR shall be obliged to deduct 0.52 USD per liter out of the corresponding invoicing.

16.2.2 Drilling

Drilling parameters used in CONTRACTOR’s offer are as follows:

Drilling diameter: 6 1/2”

Burden: 4.50 meters

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Spacing: 5.00 meters

Bench height: 6.00 meters

Sub-drilling: 0.60 meters

Changes in any of the above-mentioned parameters directly affect drilling cost and, therefore, the base price per tonne of ore. Hence, any change implying further specific drilling shall result in adjustments to base price per tonne of ore.

Operating cost used by CONTRACTOR to set base price per tonne of ore is US$0.16 (Sixteen cents U.S. Cy.) CONTRACTOR is therefore liable for paying the cost of drilling up to US$0.16 per tonne of ore, and CLIENT is liable for paying the cost of drilling in excess of US$0.16 per tonne of ore. This possible overprice shall be credited by CLIENT in the corresponding monthly invoicing.

16.2.3 Blasting.

Blasting parameters used in CONTRACTOR’s offer are as follows:

Specific explosive consumption: Up to 200 grams per tonne.

Depth charge explosive: High explosive

Column charge explosive: Anfo

Blasting cost (including items such as: explosives, supplies and accessories, drill service for blasting, and etc.) used by CONTRACTOR to set base price per tonne of ore is US$0.19 (Nineteen cents U.S. Cy.)

CONTRACTOR shall provide blasting services including loading blast holes with explosives in accordance with the directions of the CLIENT.

With the intention of maintaining the price of $0.19 per tonne, effective on the date of the Agreement herein, CLIENT shall supply CONTRACTOR at its expense any explosives, supplies, accessories, loading of the explosives into the drill holesand blasting as required to meet production programs. In this case, explosives, supplies, accessories and drill service shall be supplied at Site during the lifetime of this Agreement, and explosives factor in escalating formula shall remain steady. CONTRACTOR is bound to deduct from monthly invoicing the total cost of explosives, inputs, accessories and drill service used during that month, justifying the aforesaid items by invoices, with a maximum for 0.19 USD per ton.

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16.2.4 Distance

With regard to hauling distance, the base price per tonne of ore has been computed for a mean three-month distance of 2,300.00 (two thousand three hundred) meters.

Any mean quarterly distance in excess of 2,300.00 meters originates certain expenses to CONTRACTOR that CLIENT should cover through and adjustment to the ton of material base price per additional meter of haulage.

Should any haulage excess occur of 2,300.00 meters, the base price per tonne of material would be increased by US$0.00025 per additional tonne/meter, applicable to all invoiced tonnage during the said quarterly period of time. This factor of $0.00025 USD shall be subject to semester reviewing, like the ton of material base price.

16.2.5 Densities.

The Project’s mean weighed density shall be: DMP= 2.745 t/m3 in situ

Any deviation from the mean weighed density exceeding 2.85 t/m3 in situ, over a three-month period, shall result in an adjustment to the invoice in accordance with the Apendix N.

16.2.6 Measuring.

Payment for excavated amount shall be made by measuring with topographic methods volumes excavated in rock bench (BCM), ore and waste rock, and transforming said volumes into tonnes of rock with mean weighed density DMP=2.745 t/m3b. Measuring shall be to place of origin and any volume already measured and billed in prior months shall be discounted. The result in tonnes shall be multiplied by the base price per tonne of rock in force at billing date (base price and/or up-dated price) and relevant adjustments contemplated in the Agreement herein shall be made over that amount.

16.3 Annual Price Review

16.3.1 The price of the Work shall be reviewed by periods of six months as of the effective date of this Agreement. CLIENT and CONTRACTOR hereby agree of not making the first review (that should take place 6 months as of the effective date of this Agreement). Thus, the first

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review shall be 12 months as of the said effective date, and every six months the subsequent reviews there from.

16.3.2 The review shall be performed according to the price review formula proposed in up-dated offer dated August 14, 2008.

The formula to be applied is as follows:

Kt = 0,15 (Ht/H0 )(T0/Tt)+ 0,15 Ext / Ex0 + 0,13 Pft / Pf0 + 0,15 Gt/G0 + 0,32 St/S0 + 0,10

Its indexes and explanations are described in “Exhibit M”.

16.3.3 Review of Price under the Agreement shall be based on a careful review of indexes behaviour that compose the escalating formula, additionally taking into consideration all benefits duly achieved as a result of on-going implementation of the best practices and technological advantages.

16.3.4 CLIENT shall have the right to monitor and review on a weekly basis the prices of drilling items (piping and drilling accessories) acquired by CONTRACTOR from its suppliers, the monthly useful life obtained from operating said drilling items, as well as their statistical control on a weekly basis. These parameters shall be reviewed jointly with the CONTRACTOR, implementing required measures to obtain their best productivity in the various materials of the mine.

16.3.5 CLIENT shall have the right to monitor and review on a monthly basis prices of wearing-out items (teeth, blades, steel linings, etc.) acquired by CONTRACTOR for loading, hauling and auxiliary equipment, as well as their statistical control on a monthly basis.

Section 17. Payments to CONTRACTOR and Invoicing

CLIENT shall pay CONTRACTOR the prices set out in this Agreement for the performance of the Work as follows:

17.1 Payment of cost for mobilization is US$600,000.00 (Six hundred thousand dollars and 00/100 US. Cy.) plus applicable Value Added Tax. Said amount shall be paid to CONTRACTOR by CLIENT in six monthly instalments of US$100,000.00 each plus applicable Value Added Tax thereafter beginning on date of Work.

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17.2 Payment of cost for demobilization is US $900,000.00 (Nine hundred thousand dollars and 00/100 U.S.Cy.) plus applicable Value Added Tax at date of such demobilization is carried out. Demobilization costs shall be at the end of performance the amount of US $900,000.00 multiplied for (1,04)n, considering an accumulative updating rate of 4% and an “n” (“non-determined”) period of years of CONTRACTOR’s presence at the San Francisco Mine. Demobilization costs shall be paid in one straight payment, 30 days before the date of demobilization. Demobilization costs should be warranted by CLIENT with a letter of credit in favour of CONTRACTOR that shall be delivered to CONTRACTOR during the first six months after signing of the Agreement herein.

17.3 During the lifetime of this Agreement, CLIENT shall make payments to CONTRACTOR once per month. Payments shall be computed according to monthly topographical survey carried out by CLIENT and CONTRACTOR, and in the event of any discrepancy in the monthly surveys, any discrepancy shall be settled by CLIENT’s and CONTRACTOR’s technical personnel. Mined material rates shall be the rates agreed upon in the Agreement herein.

17.4 Estimates shall be prepared on a monthly basis and shall be prepared according to the price described in the Agreement herein under Section 16 and in Exhibit “M”. An example of monthly invoicing is shown in Exhibit “N”.

17.5 CONTRACTOR shall submit applicable monthly invoices on the tenth day of the corresponding month, or before, once computation of tonnes moved the month before is fully done. CLIENT shall pay every month the total amount of invoices no later than the last Thursday of the month when invoice is submitted.

17.6 According to sections 16.2.1 and 16.2.3 of this Agreement, the corresponding amounts as to Diesel and Explosives shall be deducted from the CONTRACTOR’s invoicing.

Section 18. Labour responsibilities

18.1 Contractor shall assume full labour responsibility for all personnel assigned to or contracted for the performance of Work, and agrees to strictly comply with all its obligations as employer with respect to said personnel according to the Federal Labour Law, the Social Security Law, the National Workers’ Housing Fund Law and all regulations and ordinances issued under any applicable law. CONTRACTOR is bound to prevent any individual for whom it or its subcontractors is responsible

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from entering the Site without having been duly registered before the Mexican social security Institute, regardless of insurance mentioned in the Agreement herein.

18.2 Contractor agrees to indemnify and hold Client harmless, in the event of any labour claim filed by any worker or employee of Contractor or its Subcontractors as well as any claim filed by any Mexican authority and/or agency including but not limited to the Mexican Social Security Institute (hereinafter referred to as “IMSS”), “Secretaria de Hacienda y Credito Publico” (hereinafter referred to as “SHCP”) or the National Housing Fund Institute (hereinafter referred to as “INFONAVIT”) for the CONTRACTOR’s failure to pay any applicable taxes. CONTRACTOR agrees to secure a bond to compensate CLIENT in the event of failure to comply with this Section.

Section 19. Subcontractors and Suppliers

19.1 Contractor agrees that it is fully liable before CLIENT for the acts and omissions of its employees and for acts and omissions of its Subcontractors and Suppliers, as well as of individuals either directly or indirectly employed by any of them.

19.2 Nothing contained in the Agreement herein or in the contractual documents shall create any contractual relationship between Client and any Subcontractor or Supplier. Contractor is not authorized to make any commitment on behalf of CLIENT, unless previously authorized in writing by CLIENT.

Section 20. Insurance

20.1 In order to warrant accurate compliance with obligations acquired in the Agreement herein, Additional at the equipment insurance, CONTRACTOR shall acquire and carry, prior to commencement of Work, at its own expense, Comprehensive General Liability Insurance for the amount of US$2,000,000.00 (Two million dollars U.S.Cy.) with a reliable insurance company, to fully cover any event or accident that might occur during the performance of Work and during the life of the Agreement herein. Any policies issued under said insurance shall be integral documents of the Agreement herein collectively as Exhibit “I”.

20. 2 Minimum insurance coverage shall be as follows:

20.2.1 Payment of workers’ compensation as required by the Mexican Social Security Act and other applicable laws.

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20.2.2 Full liability insurance, including facilities and mining operations throughout the term of the Agreement herein and extensions thereto, if any.

20.2.3 Liability insurance for damage to property or individuals (including death of one or more individuals) caused by CONTRACTOR with automobiles, trucks, machinery and equipment, whether own or rental.

20.2.4 All policies providing coverage hereunder shall contain provisions that no cancellation or changes in the policies shall become effective except on thirty (30) calendar days’ advance written notice thereof made by CONTRACTOR to CLIENT regarding its intention to cancel any policy or make any amendments thereto. However, CLIENT shall be entitled to object to said cancellations or amendments if making them would contravene dispositions set forth in the Agreement herein or if they would be in detriment to the rights of CLIENT according to dispositions of the agreement herein.

20.2.5 Prior commencement of the Work, CONTRACTOR shall deliver to CLIENT a copy of insurance policies secured under the terms of the Agreement herein.

20.2.6 In the event CONTRACTOR fails to secure the above-mentioned insurance policies, it will be considered as cause for CLIENT to terminate the Agreement herein with no further responsibility for the latter.

20.2.7 By securing insurance policies, CONTRACTOR is not released from its obligations and responsibilities that were set out in the Agreement herein nor are they limited in any way.

20.2.8 CONTRACTOR, at its discretion, shall have the right to maintain at its own expense any additional insurance or increase limits thereto.

20.2.9 CONTRACTOR shall not allow access to the Site to any subcontractors without first ensuring that said subcontractor or subcontractors are covered by insurance under the same terms described in the Section herein, whether under insurance policies secured by the subcontractor itself or by insurance coverage secured by CONTRACTOR. Insurance policies secured by subcontractors shall be considered merely as supplementary insurance to policies secured by CONTRACTOR and shall not substitute the latter.

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Section 21. Work reports and logbook

21.1 Beginning on the date of signing of the Agreement herein, CONTRACTOR is bound to keep a neat and up-dated logbook for Work performed on Site.

21.2 Based on actual measurements, CONTRACTOR shall keep on Site at all times a complete set of Mining Plans and Programs, which shall be kept updated to reflect any changes between CLIENT and CONTRACTOR as they agreed upon.

21.3 CONTRACTOR shall provide the following reports to CLIENT as follows:

21.3.1 Daily production report describing mined material and its destination, in addition to hauling distance.

21.3.2 Monthly safety and security report available to CLIENT at its request, where the following events should be recorded: safety and security accidents or incidents that might threaten or endanger the health and integrity of individuals working on the Site due to Operations. Once said report is in its hands, CLIENT may ask the CONTRACTOR to provide a copy of the following:

a) A specific work accident report, or all if more than one, that has been reported to competent authority;

b) Specific writing or document or documents evidencing that the competent authority is investigating the accident or accidents; and

c) Specific petition or petitions filed by CONTRACTOR addressed to competent authorities to change any safety and security measure or measures on Site.

CONTRACTOR shall invariably submit said safety and security report to CLIENT on a weekly basis, even when no accident has occurred (routine report).

21.3.3 Monthly production report including total mined material and its destination, equipment availability and hauling distance;

21.3.4 Weekly waste disposal report, including the name of carrier, description and amount of waste material disposed of and final unloading site or destination thereof; and

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21.3.5. Productivity and consumables monthly report, describing the maintenance and consumption of every one of the equipment sets. This report shall also include, but not limited to, the following parameters: consumption of Diesel per equipment set, tires useful life, drilling accessories useful life, wearing out of parts, detailed explosive consumption, etcetera.

21.3.6 Miscellaneous report, on a daily and monthly basis, including other relevant subjects.

Section 22. Force Majeure

22.1 Both parties acknowledge as Force Majeure the following events: strikes, fire, war, acts of God, and terrorism that prevent access to the Site. The timeframe set out herein for compliance of CONTRACTOR’s obligations shall be extended for a period of time equivalent to the duration of the event of Force Majeure.

22.2 CONTRACTOR shall notify CLIENT, immediately and in writing, about each Force Majeure that occurs, stating that it will do its best to mitigate the effects of the said Force Majeure, as well as when the latter has stopped, including details prior to occurrence, as well as the number of days that extended the term compliance term regarding CONTRACTORS’s obligations that were affected by said Force Majeure

Section 23. Contract Termination

23.1 Termination by CONTRACTOR.

CONTRACTOR may terminate the Agreement herein due to any of the following causes:

(a) CONTRACTOR may terminate the Agreement herein in the event of any material breach or default in the keeping, observance or performance of any of the material obligations set forth in this Agreement for CLIENT, provided that CONTRACTOR first provides written notice of such breach or default to CLIENT and that CLIENT fails to cure such breach or remedy such default within thirty (30) calendar days after the giving of such notice. If the said default is not remedied within the 30-day term, CONTRACTOR shall have the right to rescind the Agreement without intervention of any kind of court for it.

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(b) if CLIENT defaults in the performance or observance of any material term, covenant or agreement contained in the Agreement herein, especially the obligation to grant Contractor unrestricted access to the Property during the term of this Agreement, except as described in Section 22.1 herein;

(c) in the event that the Work is suspended for a one-month term or more due to unjustified causes attributable to CLIENT, suspension in which CONTRACTOR had no part;

(d) if CLIENT becomes insolvent or bankrupt or fails to pay its debts as they mature, or applies to a tribunal for the appointment of a receiver, liquidator or trustee.

(e) if CLIENT cancels or suspends Work without justified cause or with no basis for said cancellation or suspension in the event of Force Majeure or acts of God contemplated in the Agreement herein.

23.2 Termination by CLIENT.

CLIENT may terminate the Agreement herein due to any of the following causes:

(a) CLIENT may terminate the Agreement herein in the event of any material breach or default in the keeping, observance or performance of any of the material obligations set forth in this Agreement for CONTRACTOR, provided that CLIENT first provides written notice of such breach or default to CONTRACTOR and that CONTRACTOR fails to cure such breach or remedy such default within thirty (30) calendar days after the giving of such notice. If the said default is not remedied within the 30-day term, CLIENT shall have the right to rescind the Agreement without intervention of any kind of court for it.

(b) if CONTRACTOR fails to comply with current regulations or fails to pay any tax due or any other obligation or responsibility and when said circumstances result in serious legal consequences affecting the development of the Work;

(c) if CONTRACTOR assigns, totally or partially, its rights and obligations derived from the Agreement herein to third party or parties, without written consent from CLIENT;

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(d) if CONTRACTOR becomes insolvent or bankrupt or fails to pay its debts as they mature, or applies to a court for the appointment of a receiver, liquidator or trustee or if bankruptcy, insolvency, reorganization, arrangement or liquidation proceedings are instituted by or against it;

(e) in the event that the Work is suspended without justified cause for a term of one month or more for acts or omissions of the CONTRACTOR, suspension in which CLIENT had no part;

(f) if CONTRACTOR definitively cancels or suspends Work without justified cause or with no basis for said cancellation or suspension in the event of Force Majeure or acts of God contemplated in the Agreement herein.

(g) if CONTRACTOR fails without justified cause or due to negligence to secure insurance as described in Section 20 herein.

(h) If any of the warranty documents is partially or totally null, invalid, imperfect, non-existent, o due to any other cause has no legal effects.

23.3 Shall be deemed as a cause for termination of this Agreement with no fault from any of the parties, a decrease in the price per ounce of gold under 550.00 USD (Five hundred and fifty US Cy) during the lifetime of this Agreement, that prevents CLIENT in a definite way to keep fulfilling this Agreement. Regardless the aforesaid, in the event of a decrease in the price of the ounce of gold under 550.00 USD, CLIENT and CONTRACTOR agree to have meetings to negotiate an agreement or alternatives of solution.

23.3.1 If during the above negotiation or seeking for alternatives no agreement is reached, CLIENT may terminate the Agreement herein due to financial causes.

23.3.2 In the event of termination of this Agreement due to financial causes, CLIENT shall pay the removal costs, as well as outstanding moving costs, if any, as agreed in Section 17 herein. In addition, CLIENT shall pay CONTRACTOR for work done but unpaid at the time when this type of termination occurs and CONTRACTOR shall be released from its further obligations set out in the Agreement herein. CLIENT shall credit CONTRACTOR for expenses incurred in due to early termination of the Agreement herein, including, but not limited to the following: expenses resulting from labour indemnifications to employees; costs for cancelling materials purchase orders; supplies, pieces of equipment and spare

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parts; costs for cancelling subcontracts or other contracts with suppliers; expenses incurred in by CONTRACTOR on Site facilities not credited at that date by CLIENT; and other costs (prior review of these costs by CLIENT) incurred in by CONTRACTOR derived from early termination of this Agreement.

23.4 Procedure upon termination of the Agreement herein.

23.4.1 In the event of termination of this Agreement due to any of the causes set out on Section 23.1 herein before, CLIENT shall pay CONTRACTOR: If termination of this Agreement occurred by CLIENT’s fault or due to the Project itself, CLIENT shall pay for work done but unpaid at the time of termination, removal, moving of CONTRACTOR’s equipment, if pending, costs for cancelling materials purchase orders; supplies, pieces of equipment and spare parts; costs for cancelling subcontracts or other contracts with suppliers; and on top of that, as a termination reward, an amount equivalent in US currency as a result of applying 7% to pending tonnage at the time of termination, according to the mine production program (Exhibit “G”).

23.4.2 If the termination of this Agreement occurred by any of the causes set out in Section 23.2 (due to CONTRACTOR’s fault), CLIENT shall have no obligation of performing any type of payments including removal, nor paying costs or indemnifications stipulated in Section 23.4.1 (except for pending unpaid payments to be made to CONTRACTOR).

Section 24. Miscellaneous

24.1 Language. This Agreement is signed in Spanish language.

24.2 Amendments and changes. The parties may amend, change, and supplement this Agreement in such manner as may be agreed upon by them in writing.

24.3 Binding effect. The Agreement herein shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns, provided that Contractor, other than specific subcontracts with Subcontractors, may not assign any of its rights or delegate any of its duties under the Agreement herein without prior written consent of CLIENT.

24.4 Entire Agreement. The Agreement herein and the Exhibits attached hereto contain the entire agreement of the parties hereto with

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respect to the Project and supersede all prior understandings, negotiations, and agreements of the parties with respect to the subject matter hereof. Any reference herein to this Agreement shall be deemed to include the Exhibits attached hereto. If there is any inconsistency or contradiction between the Exhibits and this Agreement, the provisions of the Agreement shall prevail.

24.5 Headings. The descriptive headings in this Agreement are inserted for convenience only and do not constitute a part of this Agreement.

24.6 Performance in counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original.

24.7 Notices by e-mail. Electronic mail (usually known as “e-mail”) is capable of generating a printed version of messages sent and received, as well as generating and printing acknowledgements of receipt for the issuer (use of which both CLIENT and CONTRACTOR are aware), and it will be considered by both parties as the accepted transmission and reception for all sorts of notifications, notices, and/or correspondence in connection with the Agreement herein, in addition to traditional communication means described below. Any notifications, notices, communications, and correspondence sent and received by e-mail shall have the same effect as communications sent by traditional means or methods, unless otherwise advised by CONTRACTOR or CLIENT to the other party regarding their wish to exclude certain type of notices or notifications from application of item 24.7 herein and the date from which said exclusion shall be effective. Any notification, correspondence, notice or communication made by e-mail shall be considered as duly sent and received on the business day following the date the issuing party receives in its system acknowledgement of receipt from the receiving party. For the purposes of this section, both parties provide the following as their e-mail addresses (which may be changed freely prior notice to the other party whether by traditional means or by e-mail):

1. CONTRACTOR: e-mail:ocrespo@peal.es, Att’n:Oscar Crespo G.

2. CLIENT: e-mail:alfredo@timminsgold.com, Att’n:Alfredo Barraza L.

Should the parties hereto wish to send to the other party any notification, notice, request, information or other document by traditional means or methods (letter with acknowledgement of receipt, registered mail or fax), they should expressly state so. Otherwise, it shall be understood that the adequate method will be by e-mail. In the

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event of correspondence and notifications by traditional means, both parties provide the following addresses:

CONTRACTOR:

PEAL MEXICO, S. A. DE C.V.

Navojoa, Sonora, Mexico

Attention: Mr. Benito Alvarez-Moran

Phone/Fax: (642) 4242235

Mobile: (642) 4280687

e-mail:balvarez@grupopeal.com

In case of EMERGENCY: (642)4280687

CLIENT:

MOLIMENTALES DEL NOROESTE S.A. DE C.V.

Real del Arco #208, Colonia Villa Satelite,

Hermosillo, Sonora, Mexico - Zip Code 831200

Attention: Mr. Alfredo Barraza Lozano

Phone: (662) 2181067 e-mail: Alfredo@timminsgold.com

Fax: (662) 2181067

In case of EMERGENCY: (641)3215046

Either party may change the addresses listed above by giving notice in writing sent by traditional means or by e-mail notifying said change to the other party. Any notice delivered personally shall be considered given on the date so delivered, and any notice sent by mail with acknowledgement of receipt or by fax shall be considered given on the date it is received.

24.8 Solving of disputes by the parties. Any claim or controversy arising between CLIENT and CONTRACTOR due to application or interpretation of any of the sections of the Agreement herein shall be resolved by the field staff of both parties (Level I).

If within a 2-day term dispute is not solved in Level I or if it involves a more significant dispute between CLIENT and CONTRACTOR, said dispute shall be addressed to the following parties for a prompt and adequate solution (Level II).

By CLIENT:	By CONTRACTOR:

Name: ALFREDO BARRAZA L.	Name: BENITO ALVAREZ MORAN
Position: GENERAL MANAGER	Position: GENERAL MANAGER
E-mail address:alfredo@timminsgold.com	E-mail address: balvarez@peal.es

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If the dispute is not solved by the parties mentioned above (Level II), a memorandum should be written and signed within a 5-day term, stating in detail the steps taken to solve said dispute, the quantity or amount in dispute or its subject matter, as well as the responsible parties that originated said dispute.

After the 5-calendar-day term following the date said memorandum was prepared and delivered to the Project Supervisor and Project Manager (Level III), they should try to solve the dispute either by phone or meeting personally or via satellite, at the discretion of the parties (whichever they consider faster and more efficient).

If despite the intervention and efforts made by the Project Manager and the Project Supervisor the dispute remains unsolved, arbitration will take place under the terms stated below.

a) Solution to disputes by third parties. Arbitration procedures:

1. Arbitration procedure for solving disputes that were not solved according to paragraph “g” above shall be ruled pursuant to Book Five, Title IV of the Commerce Code and by regulations agreed to in item “h”. The applicable arbitration sentence shall be pronounced in conformity with dispositions stated in the paragraph herein.

2. Arbitration shall be carried out in the City of Hermosillo, Sonora State, Mexico, where the Board of Arbiters selects. Said location should be adequate for hearing arguments of the parties, the witnesses and the experts, as well as to examine goods or documents presented as evidence. Arbitration shall be conducted totally in Spanish.

3. The Arbitration panel shall consist of three members appointed according to dispositions of Chapter II, Title IV, Book V of the Commerce Code of Mexico. Arbiters should be individuals, of age, legally qualified, in good standing and ethical practice of their profession, independent, unbiased, and well experienced in solving commercial disputes (preferably with basic legal knowledge). Decisions taken by the Board of Arbiters—including the final sentence as well as all kinds of procedure regulations—should be approved by majority of votes by the members of said panel.

4. Disputes or differences shall be solved by applying the Mexican substantive Law. Nevertheless, arbiters shall not have any authority to condemn the party declared guilty to payment for damage or loss of earnings or both. The only damage or loss to which said party may be

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condemned is that declared by Mexican Law as immediate and direct to reinstate things as they were before the dispute arose.

5. Arbitration procedure (including types and effects of objections and resources that might be filed against arbitration decisions) shall be ruled by item “h” herein and by regulations set by the Board of Arbiters pursuant to Article 1435, second paragraph, of the Commerce Code. At all times, the arbitration procedure shall seek: (a) that material truth prevail over formal truth; (b) impartiality and fairness between the parties; and (c) full opportunity for parties to propose and present evidence and proof in the absolute exercise of their rights.

6. The final arbitration sentence may be contested by any of the parties before any competent first instance judge, but only in case of invalidity described in article 1457 of the Commerce Code. The resolution of said judge may not be contested or refuted any more in any way by the offended party.

7. The parties shall pay equitably arbitration costs and Arbiters’ fees, but each party shall pay for legal fees and expenses due to their own attorneys.

8. During the dispute regarding any controversy or the arbitration procedure to solve said dispute, CONTRACTOR shall continue executing Work according to the terms of the Agreement herein and CLIENT, under the same terms, shall pay to CONTRACTOR any amounts due, as applicable, for amounts not part of the controversy.

24.9 Attorney’s fees. In the event any action is initiated by any of the parties with the purpose of solving any dispute that may arise from the interpretation of the Agreement herein, the prevailing party in such action shall be entitled to reimbursement for reasonable attorney’s fees and expenses.

24.10 Existing agreements. The Agreement herein shall supersede all previous and/or existing agreements and understandings between the parties, either written or verbal ones. Therefore, all previous agreements and understandings between the parties shall be legally or de facto terminated as of this date. All outstanding rights or obligations between the parties shall be governed by the Agreement herein.

24.11 Assignment. CONTRACTOR may not assign or transfer partially or totally the Agreement herein without prior written consent from CLIENT.

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CLIENT shall have the right, at any time, to assign its rights and obligations set out herein without consent from CONTRACTOR: (i) to the trust (the Trust) that shall be formed among CLIENT, DEUTSCHE BANK MEXICO S.A. INSTITUCION DE BANCA MULTIPLE DIVISION FIDUCIARIA (as the fiduciary entity of the Trust), DEUTSCHE BANK TRUST COMPANY AMERICAS (as a collateral agent and also a beneficiary of the Trust), TIMMINS GOLDCORP MEXICO S.A. DE C.V. and TIMMINS GOLD CORP. and (ii) the Trust shall have the right to assign CLIENT’s obligations and rights set out herein to DEUTSCHE BANK TRUST COMPANY AMERICAS (the Beneficiary) according to the Trust terms of agreement.

If this Agreement was assigned in a later time to a different entity other than the Trust or the Beneficiary, regardless the reason (and this assignment shall be notified in writing to CONTRACTOR by DEUTSCHE BANK MEXICO S.A. INSTITUCION DE BANCA MULTIPLE DIVISION FIDUCIARIA) CONTRACTOR shall respond such notice within a term of fifteen (15) calendar days as of receipt of the notice, whether CONTRACTOR desires to keep developing Work or not. If CONTRACTOR desires not to continue performing Work, Section 23.4.1 hereinbefore shall be applied for, except for the payment to CONTRACTOR of the equivalent amount of applying 7% of pending tonnage. The lack of response from CONTRACTOR within the aforesaid 15 calendar days, shall be deemed as an unmistakable response that CONTRACTOR desires to continue with the performance of Work.

Even though CONTRACTOR decides not to continue with the development of Work, CONTRACTOR shall be obliged to keep fulfilling all of it obligations set out in the Agreement herein and keep invoicing accordingly, for four (4) more months as of the date of notice given by CONTRACTOR to DEUTSCHE BANK MEXICO S.A. INSTITUCION DE BANCA MULTIPLE DIVISION FIDUCIARIA whereby CONTRACTOR communicates its desire of not continuing with the performance of Work, and this way the former shall have time enough to hire another CONTRACTOR during the above four months.

Section 25. Joint and Several Guaranty in favour of CLIENT and Trust

CONTRACTOR shall have several guarantors (the Guarantors) that shall sign a Joint and Several Guaranty Contract in favour of CLIENT and Trust. The Guarantors along with CONTRACTOR shall jointly guaranty the fulfilment of all of the obligations set out to be met and fulfilled by CONTRACTOR in the Agreement herein up to the amount of

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USD$1,000,000. This Joint and Several Guaranty Contract is attached herein as Exhibit “R”.

If the above guaranty was executed and the CLIENT/Trust’s claim or pretension was rejected, CLIENT and/or Trust shall return Guarantors the amount paid plus the legal interest increased with a 2%, within the following fifteen calendar days as of the date of notice of the rejection decision.

Section 26. Confidentiality and Ownership of documents, information and data

26.1 Neither Contractor nor any of its Subcontractors shall disclose nor use or permit the disclosure or use of any documents (including the Agreement herein, Mining Plans and Programs, Exhibits, samples, schedules, photographs, and reports and copies thereof) or any other information or data, oral, in writing or electronic, regardless of form and party that generated them, as to Work or related to the CLIENT’s business, for any purpose other than for the benefit of CLIENT in performance of Work.

26.2 Any third party to whom the above documents, information or data are disclosed, shall be advised by CONTRACTOR or by corresponding Subcontractor, regarding their confidential nature and of any related obligations set out in this Section. CONTRACTOR shall take all necessary legal measures against third parties to preserve the confidentiality set forth by this Section.

The below Exhibits are integral documents of the Agreement herein:

Exhibit “A” CLIENT’s Incorporation Deed and Powers of Attorney

Exhibit “B” Concession Titles for San Francisco Mine

Exhibit “C” Maps and Ownership Documents of the Site

Exhibit “D” Site Access Documents

Exhibit “E” CONTRACTORS Incorporation Deed and Powers of Attorney

Exhibit “F” CONTRACTOR’s updated offer

Exhibit “G” Mine Production Plan

Exhibit “H” CLIENT’s Internal Safety, Security and Health Regulations

Exhibit “I” Insurance Policy secured by CONTRACTOR

Exhibit J” List of machinery, equipment, personnel, and other conditions

Exhibit “K” Hourly rates for CONTRACTOR’s machinery

Exhibit “L” Default notification format

Exhibit “M” Samples of monthly and bi-annual price adjustments

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Exhibit “N” Examples of adjustments in prices of monthly invoicing

Exhibit “O” Granulometric Curve required in ore (at least 13% to -/2”)

Exhibit “P” Procedures for delays originated by CLIENT and CONTRACTOR

Exhibit “Q” Rescission notification format

Exhibit “R” Joint and Several Guaranty Contract

The Agreement herein is executed by the parties on the 15th day of the month of September, 2009.

CLIENT MOLIMENTALES DEL NOROESTE, S.A. DE C.V.	CONTRACTOR PEAL MEXICO, S.A. DE C.V.

/s/ Francisco Arturo Bonillas-Zepeda	/s/ Benito Alvarez-Moran

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Exhibit 10.2

Execution Copy

DATED AS OF JANUARY 22, 2010 TIMMINS GOLD CORP.

and

COMPUTERSHARE TRUST COMPANY OF CANADA AS NOTE TRUSTEE

NOTE INDENTURE

PROVIDING FOR THE ISSUE OF UP TO $15,000,000 IN SENIOR SECURED NOTES

TABLE OF CONTENTS

ARTICLE 1 INTERPRETATION 1

Definitions 1

Meaning of “outstanding” for Certain Purposes 12

Meaning of “Amounts Payable” 13

Interpretation Not Affected by Headings 13

Statute References 13

Currency 13

Non-Business Days 14

Invalidity of Provisions 14

Governing Law 14

Paramountcy 14

Number and Gender 14

Time of Essence 14

ARTICLE 2 THE NOTES 14

Creation and Issuance of Notes 14

Designation of Notes 15

Description of Notes 15

Administrative Matters Re: Payments 16

Form of Notes 17

Legend 17

Execution of Notes 17

Certification 17

Replacement of Notes 18

Option of Holder as to Place of Payment 18

Record of Payments 18

Surrender for Cancellation 18

Right to Receive Note Indenture 19

Notes to Rank Pari Passu 19

Withholding Taxes 19

Maximum Return . 20

No Redemption Right 20

ARTICLE 3 REGISTRATION, TRANSFER, EXCHANGE AND OWNERSHIP OF NOTES

Registration 20

20

Transfer of Notes 20

Transferee Entitled to Registration 21

Exchange of Notes 21

Ownership of Notes and Entitlement to Payment 22

No Notice of Trusts 22

Persons Entitled to Payment 23

Charges for Transfer and Exchange 23

Closing of Register; Recording of Certain Transfers 23

ARTICLE 4 MANDATORY PAYMENT ON CHANGE OF CONTROL 23

ARTICLE 5 SECURITY 24

Security Documents 24

Registration of the Security 24

After Acquired Property and Further Assurances 24

ARTICLE 6 COVENANTS OF THE COMPANY 24

General Covenants 24

- ii -

Restrictive Covenants of the Company and its Subsidiaries 27

Positive Covenants of the Company in respect of Note Proceeds 29

To Maintain Office or Agency 29

Not to Extend Time for Payment of Payment Amounts 29

To Provide Certificate of Compliance and Default 29

Continued Listing 30

To Pay Note Trustee’s Remuneration and Expenses 30

Comply with Continuous Disclosure Obligations 30

To Pay Additional Amounts 31

Further Assurances 31

Note Trustee May Perform Covenants 31

ARTICLE 7 DEFAULT AND ENFORCEMENT 31

Events of Default 31

Notice of Events of Default 33

Acceleration on Default 34

Waiver of Default 34

Enforcement by the Note Trustee 35

Noteholders May Not Sue 35

Application of Moneys 36

Distribution of Moneys 37

Persons Dealing with Note Trustee 37

Note Trustee Appointed Attorney 38

Remedies Cumulative 38

Immunity of Insiders 38

Judgment Against the Company 38

ARTICLE 8 SATISFACTION AND DISCHARGE 38

Cancellation 38

Payment of Amounts Due on Maturity 39

Repayment of Unclaimed Moneys 39

Discharge 39

Partial Discharge 39

ARTICLE 9 MEETINGS OF NOTEHOLDERS 40

Right to Convene Meetings 40

Notice of Meetings 40

Chairman 40

Quorum 40

Power to Adjourn 41

Show of Hands 41

Poll 41

Voting 41

Regulations 42

The Company and Note Trustee May Be Represented 42

Powers Exercisable by Extraordinary Resolution 42

Meaning of “Ordinary Resolution” 44

Meaning of “Extraordinary Resolution” 44

Powers Cumulative 45

Minutes 45

Signed Instruments 45

Binding Effect of Resolutions 46

Evidence of Rights of Noteholders 46

RecordDate 46

ARTICLE 10 NOTICES 47

- iii -

Notice to the Company 47

Notice to Noteholders 47

Notice to the Note Trustee 47

Mail Service Interruption 48

Waiver of Notice .48

ARTICLE 11 CONCERNING THE NOTE TRUSTEE 48

Indenture Legislation 48

Corporate Note Trustee Required Eligibility 49

No Conflict of Interest 49

Rights and Duties of Note Trustee 49

Evidence Experts and Advisers 50

Note Trustee May Deal in Notes 50

Note Trustee Not Required to Give Security 51

Protection of Note Trustee 51

Environmental Indemnity 52

Investment of Funds 53

Action by Note Trustee to Protect Interests 53

Replacement of Note Trustee 54

Authority to Carry on Business 54

Acceptance of Trusts 55

Limitation of Liability 55

Compensation 55

Compliance with Anti-Money Laundering and Suppression of Terrorism Legislation Compliance with Privacy Code 55 56

Therd Parties 56

Currency Indemnity 56

ARTICLE 12 SUPPLEMENTAL NOTE INDENTURES 57

Supplemental Note Indentures 57

Effect of Supplemental Note Indentures 58

ARTICLE 13 EXECUTION 58

Counterparts and facsimile 58

Language of Note Indenture 59

Formal Date 59

THIS NOTE INDENTURE made as of the 22nd day of January, 2010 BETWEEN:

TIMMINS GOLD CORP., a corporation organized and existing under the laws of the province of British Columbia, Canada

(hereinafter referred to as the “Company”) AND:

COMPUTERSHARE TRUST COMPANY OF CANADA, a

trust company existing under the laws of Canada, and duly authorized to cany on the trust business in each province of Canada

(hereinafter referred to as the “Note Trustee”) WHEREAS:

(A) The Company is desirous of creating and issuing Notes (as hereinafter defined), the issuance of which is provided for by this Note Indenture (as hereinafter defined);

(B) The Company, under the laws relating thereto, is duly authorized to create and issue the Notes to be issued as herein provided to evidence indebtedness of the Company existing on the date hereof or incurred by the Company at any time hereafter;

(C) All necessary resolutions of the Directors (as hereinafter defined) have been duly passed and other proceedings taken and conditions complied with to make the creation and issue of the Notes proposed to be issued hereunder and this Note Indenture and the execution thereof and hereof legal, valid and effective; and

(D) The foregoing recitals are made as representations and statements of fact by the Company and not by the Note Trustee;

NOW THEREFORE THIS NOTE INDENTURE WITNESSETH and it is hereby agreed and declared as follows:

ARTICLE 1 INTERPRETATION

Definitions

1.1 In this Note Indenture, unless there is something in the subject matter or context inconsistent therewith:

“Affiliate” has the meaning given thereto in the Securities Act (Ontario);

“Affiliate Transaction” has the meaning attributed to such term in Section 6.2(i);

“Aggregate Repayment Amount” has the meaning attributed to such term in Section 2.6;

“Applicable Law” means, at any time, with respect to any Person, property, transaction, event or other matter, as applicable, all laws, rules, statutes, regulations, treaties, orders, judgments and decrees, and all official requests, directives, rules, guidelines, orders, policies, practices and other requirements of any Governmental Authority relating or applicable at such time to such Person, property, transaction, event or other matter, and also includes any interpretation thereof by any Person having jurisdiction over it or charged with its administration or interpretation;

“Applicable Securities Legislation” means all applicable securities laws of each of the Provinces of Canada and the respective rules and regulations under such laws together with applicable published fee schedules, prescribed forms, policy statements, national or multilateral instruments, orders, blanket rulings and other regulatory instruments of the securities regulatory authorities in the Provinces of British Columbia, Alberta, Manitoba, Ontario and New Brunswick and such other jurisdictions as may be agreed to between the Company and the Note Trustee;

“Authorization” means any authorization, consent, approval, resolution, licence, exemption, filing, notarization or registration;

“Bloomberg” means the Bloomberg Professional Service provided by Bloomberg LP;

“Bloomberg Price” has the meaning attributed to such term in the definition of Index Price;

“Business Day” means any day other than Saturday, Sunday or a statutory holiday when banks are not open in the Cities of Vancouver, British Columbia or Toronto, Ontario;

“Capital Lease” means, with respect to a Person, a lease or other arrangement in respect of real or personal property that is required to be classified and accounted for as a capital lease obligation on a balance sheet of the Person in accordance with Generally Accepted Accounting Principles;

“Capital Lease Obligation” means, with respect to a Person, the obligation of the Person to pay rent or other amounts under a Capital Lease and for the purposes of this definition, the amount of such obligation, at any date shall be the capitalized amount of such obligation at such date as determined in accordance with Generally Accepted Accounting Principles;

“Certificate of the Company” means an instrument signed in the name of the Company and without personal liability by any two Directors or any two of the President and Chief Executive Officer, the Chief Financial Officer, the Chief Operating Officer, the Secretary and any Vice President of the Company, if applicable, and any combination of any two of the foregoing, certifying the matters specified therein;

“Certified Resolution” means a copy of a resolution certified by a senior officer of the Company to have been duly passed by the Directors and to be in full force and effect on the date of such certification;

“Change of Control” means the occurrence of any of the following events:

(a) there is a report filed with any securities commission or securities regulatory authority in Canada, disclosing that any offeror (as the term “offeror” is defined in section 89(1) of the Securities Act for the purpose of section 102.1 of the Securities Act or any successor provision to either of the foregoing), other than the Company, any Subsidiary of the Company or any employee benefit plan of either the Company or any Subsidiary of the Company, has acquired beneficial ownership (within the meaning of the Securities Act) of, or the power to exercise control or direction over, or Securities convertible into, any voting or equity shares of the Company, that together with the offeror’s securities (as the term “offerer’s securities” is defined in section 89(1) of the Securities Act or any successor provision thereto in relation to the voting or equity shares of the Company) would constitute Voting Shares of the Company representing more than 50% of the total voting power attached to all Voting Shares of the Company then outstanding;

(b) there is consummated any amalgamation, consolidation, statutory arrangement (involving a business combination) or merger of the Company (1) in which the Company is not the continuing or surviving corporation or (2) pursuant to which any Voting Shares of the Company would be reclassified, changed or converted into or exchanged for cash, securities or other property, other than (in each case) an amalgamation, consolidation, statutory arrangement or merger of the Company in which the holders of the Voting Shares of the Company immediately prior to the amalgamation, consolidation, statutory arrangement or merger have, directly or indirectly, more than 50% of the Voting Shares of the continuing or surviving corporation immediately after such transaction; or

(c) any Person or group of Persons shall succeed in having a sufficient number of its nominees elected to the Board of the Company such that such nominees, when added to any existing director remaining on the Board after such election who was a nominee of or is an Affiliate or related Person of such Person or group of Persons, will constitute a majority of the Board;

“Change of Control Date” means the date on which any Change of Control occurs.

“Collateral Agency Agreement” means the collateral agency agreement between the Company, Molimentales, Timmins Mexico, the Note Trustee and the Collateral Agent in the form attached hereto as Schedule A;

“Collateral Agent” means Rubio Villejas y Asociados, S.C. or such other collateral agent which may from time to time be appointed by the Note Trustee as collateral agent under the Collateral Agency Agreement;

“Common Shares” means the common shares of the Company as such common shares exist at the close of business on the date of execution and delivery of this Note Indenture;

“Company” means Timmins Gold Corp. a corporation organized and existing under the laws of the province of British Columbia, Canada;

“Company Counsel” means, at any time, legal counsel retained by the Company in the relevant jurisdiction to the matter in question;

“Company’s Auditors” means, at any time, a firm of chartered accountants duly appointed as auditors of the Company;

“Contingent Liabilities” means, with respect to a Person, any agreement, undertaking or arrangement by which the Person guarantees, endorses or otherwise becomes or is contingently liable upon (by direct or indirect agreement, contingent or other, to provide funds for payment, to supply funds to, or otherwise to invest in a debtor, or otherwise to assure a creditor against loss) the obligation, debt or other liability of any other Person or guarantees the payment of dividends or other distributions upon the shares of any Person. The amount of any contingent liability will, subject to any limitation contained therein, be deemed to be the outstanding principal amount (or maximum principal amount, if larger) of the obligation, debt or other liability to which the contingent liability is related;

“Counsel” means a lawyer retained by the Note Trustee, who may be counsel to the Company, or retained by the Company and acceptable to the Note Trustee;

“Default” means an Event of Default or any event or circumstance specified in Section 7.1 which would (with the expiry of a grace period, the giving of notice, the making of any determination or any combination of any of the foregoing) be an Event of Default;

“Definitive Notes” means Notes which are Fully Registered as individual certificates issued pursuant to Section 2.10 in the form of Schedule B hereto;

“Director” means a director of the Company for the time being and “Directors” means the board of directors of the Company or, whenever duly empowered, a committee of the board of directors of the Company, and reference to action by the Directors means action by the directors as a board or action by such a committee of the board as a committee;

“Environmental Laws” means all federal, provincial, state, municipal, county, local and other laws, statutes, codes, ordinances, by-laws, rules, regulations, policies, guidelines, certificates, approvals, permits, consents, directions, standards, judgments, orders and other authorizations, as well as common law, civil laws and other jurisprudence or authority, in each case, domestic or foreign, having the force of law at any time relating in whole or in part to any Environmental Matters and any permit, order, directions, certificate, approval, consent, registration, licence or other authorization of any kind held or required to be held in connection with any Environmental Matters;

“Environmental Matters” means:

(a) any condition or substance, heat, energy, sound, vibration, radiation or odour that may affect any component of the earth and its surrounding atmosphere or affect human health or any plant, animal or other living organism; and

(b) any waste, toxic substance, contaminant or dangerous good or the deposit, release or discharge of any thereof into any component of the earth and its surrounding atmosphere;

“Event of Default” has the meaning attributed to such term in Section 7.1; “Extraordinary Resolution” has the meaning attributed to such term in Section 9.13;

“Financial Instrument Obligations” means, with respect to any Person, obligations arising under:

(a) interest rate swap agreements, forward rate agreements, floor, cap or collar agreements, futures or options, insurance or other similar agreements or arrangements, or any combination thereof, entered into or guaranteed by the Person where the subject matter thereof is interest rates or the price, value or amount payable thereunder is dependent or based upon interest rates or fluctuations in interest rates in effect from time to time (but excluding non- speculative conventional floating rate indebtedness);

(b) currency swap agreements, cross-currency agreements, forward agreements, floor, cap or collar agreements, futures or options, insurance or other similar agreements or arrangements, or any combination thereof, entered into or guaranteed by the Person where the subject matter thereof is currency exchange rates or the price, value or amount payable thereunder is dependent or based upon currency exchange rates or fluctuations in currency exchange rates in effect from time to time; and

(c) any agreement for the making or taking of any commodity (including coal, natural gas, oil and electricity), swap agreement, floor, cap or collar agreement or commodity future or option or other similar agreement or arrangement, or any combination thereof, entered into or guaranteed by the Person where the subject matter thereof is any commodity or the price, value or amount payable thereunder is dependent or based upon the price or fluctuations in the price of any commodity;

or any other similar transaction, including any option to enter into any of the foregoing, or any combination of the foregoing, in each case to the extent of the net amount due or accruing due by the Person under the obligations determined by marking the obligations to market in accordance with their terms;

“Fully Registered” means registered as to all Amounts Payable;

“Generally Accepted Accounting Principles” means:

(a) up to and including December 31, 2010 (or such other date as may be determined by Chartered Accountants of Canada or any Governmental Authority to be the date on which companies similar to the Company are required to apply the standards referred to in paragraph (b) below), Canadian generally accepted accounting principles as provided in the Handbook of the Canadian Institute of Chartered Accountants from time to time; and

(b) thereafter, international financial reporting standards, approved by the International Accounting Standards Board or any successor thereto (“IASB”), adopted by the Company, as applicable, as at the date on which any calculation or determination is required to be made, provided that, in accordance with the international financial reporting standards, where the IASB includes a recommendation concerning the treatment of any accounting matter, such recommendation shall be regarded as the only international financing reporting standard;

“Governmental Authority” means each national, state, provincial, county, municipal or other such governmental or public authority, including their authorized administrative bodies, tribunals, commissions and agents, which have legal jurisdiction over a Person or a matter relevant to this Note Indenture;

“Guarantees” means each of the Molimentales Guarantee and the Timmins Mexico Guarantee;

“Inmobiliaria Debt” has the meaning attributed to such term in the definition of “Permitted Indebtedness”;

“Indebtedness” means, with respect to a Person, without duplication:

(a) all obligations of the Person for borrowed money, including debentures, notes or similar instruments and other financial instruments and obligations with respect to bankers’ acceptances and contingent reimbursement obligations relating to letters of credit;

(b)	all Financial Instrument Obligations of the Person;
(c)	all Capital Lease Obligations and Purchase Money Obligations of the Person;

(d) all obligations to pay the deferred and unpaid purchase price of property or services, which purchase price is due and payable more than six months after the date of placing such property or service or taking delivery at the completion of such services;

(e) all Indebtedness of any other Person secured by a Security Interest on any assets of the Company, Timmins Mexico or Molimentales;

(f) all obligations to repurchase, redeem or repay any Common Shares or any other shares of the Company prior to the stated maturity date of the Notes; and

(g) all Contingent Liabilities of the Person with respect to obligations of another Person if such obligations are of the type referred to in paragraphs (a) to(f);

“Indemnified Parties” has the meaning attributed to such term in Section 11.8; “Indenture Legislation” has the meaning attributed to such term in Section 11.1;

“Index Price” means, at any time, the price per troy ounces of gold quoted by Bloomberg as at 5:00 pm Eastern Standard Time on the most recently ended Business Day (the “Bloomberg Price”), provided that if the Bloomberg Price is not available on such Business Day, then the Index Price shall be the price per troy ounces quoted by any other similar index reasonably selected by the Note Trustee (including COMEX or the London PM Fix);

“Material Adverse Effect” means, when used with reference to any event or circumstance, any event or circumstance which has, had, or could reasonably be expected to have:

(a) a material adverse effect on the business, operations, results of operations, assets, liabilities, condition (financial or otherwise) or prospects of (i) the Project, (ii) Molimentales, (iii) the Timmins Mexican Subsidiaries on a consolidated basis; or (iv) the Company; or

(b) a material adverse effect on the ability of the Company, or any Timmins Mexican Subsidiary to perform its obligations under this Note Indenture, any Note or any of the Security Documents;

“Maturity Date” means, with respect to a Note, the date on which all outstanding amounts owing under such Note become due and payable as therein or herein provided, whether at the Stated Maturity Date thereof or by declaration, acceleration, redemption or otherwise;

“Mining Rights” means the governmental approvals and authorizations required in connection with the exploration and the exploitation of mineral mining that are owned by Molimentales, including without limitation any and all mining concessions issued by the Ministry of Economy (Seretaria de Economia) in accordance with article 10 and other applicable provisions of the mining law (Ley Minera) of Mexico, as more particularly described in Schedule C;

“Molimentales” means Molimentales del Noroeste, S.A. de C.V., a sociedadanonima de capital variable organized and existing under the laws of the United Mexican States, an indirect Subsidiary of the Company created to develop the Project;

“Molimentales Guarantee” means the guarantee by Molimentales of the Note Indebtedness in the form attached as Schedule D;

“Note Indebtedness” means all present and future debts, liabilities and obligations of the Company to the Noteholders under and in connection with this Note Indenture and the Notes, including all Amounts Payable and all fees and other money payable or owing from time to time pursuant to the terms of this Note Indenture, any of the Notes and/or any of the Security Documents;

“Note Trustee” means Computershare Trust Company of Canada and every successor Person thereto;

“Notes” means the senior secured notes of the Company issued and certified hereunder, or deemed to be issued and certified hereunder, in definitive form;

“Noteholders” or “Holders” means, at a particular time, the Persons entered in the registers hereinafter mentioned as holders of Notes outstanding at such time;

“Noteholders’ Request” means an instrument signed in one or more counterparts by the Holders of not less than 25% of the aggregate principal amount of the outstanding Notes, requesting the Note Trustee to take or refrain from taking the action or proceeding specified therein;

“Obligations” means, without duplication, with respect to a Person, all items which, in accordance with Generally Accepted Accounting Principles, would be included as liabilities on the liability side of the balance sheet of the Person and all Contingent Liabilities of the Person;

“Ordinary Resolution” has the meaning attributed to such term in Section 9.12;

“Overhead Expenses” means the corporate overhead expenses incurred by the Company in an aggregate amount not to exceed $ 750,000 over the period commencing on the date hereof and ending on the last day of the Payment Period;

“Paying Agent” means the Note Trustee or, if agreed to by the Note Trustee and the Company, may mean a Person authorized by the Company to pay the principal amount, interest or any other amount payable in respect of any Notes on behalf of the Company;

“Payment Amount” has the meaning attributed to such term in Section 2.4; “Payment Date” has the meaning attributed to such term in Section 2.5; “Payment Period” has the meaning attributed to such term in Section 2.4; “Permitted Encumbrances” means:

(a) any Security Interest or deposit under workers’ compensation, social security or similar legislation or in connection with bids, tenders, leases, contracts or expropriation proceedings or to secure related public or statutory obligations, surety and appeal bonds or costs of litigation where required by law;

(b) any Security Interest or privilege imposed by law, such as builders’, mechanics’, materialman’s, carriers’, warehousemen’s and landlords’ liens and privileges in favour of employees; or any Security Interest or privilege arising out of judgments or awards with respect to which, at the time an appeal or proceedings for review is being prosecuted and with respect to which it has secured a stay of execution pending such appeal or proceedings for review for tax or labour proceedings; or any Security Interest for taxes, assessments in tax or labour proceedings that are directly related to Molimentales’ mining concessions and lots, unpaid wages related to labour proceedings or governmental charges or levies for the then current year, or not at the time due and delinquent or the validity of which is being contested at the time in good faith; or any undetermined or inchoate Security Interest or privilege incidental to current operations that has not been filed pursuant to law against the Company or that relates to obligations not due or delinquent; or the deposit of cash or securities in connection with any Security Interest or privilege referred to in this paragraph (b);

(c) any right reserved to or vested in any municipality or governmental or other public authority by the terms of any lease, licence, franchise, grant or permit held or acquired by the Company or any Subsidiary .of the Company, or by any statutory provision, to terminate the lease, licence, franchise, grant or permit or to purchase assets used in connection therewith or to require annual or other periodic payments as a condition of the continuance thereof;

(d) any Security Interest created or assumed by the Company or a Subsidiary in favour of a public utility or Governmental Authority when required by the utility or Governmental Authority in connection with the operations of the Company or any Subsidiary of the Company;

(e) any reservations, limitations, provisos and conditions expressed in original grants from any Governmental Authority;

(f) any minor encumbrance, such as easements, rights-of-way, servitudes or other similar rights in land granted to or reserved by other Persons, rights-of-way for sewers, electric lines, telegraph and telephone lines, oil and natural gas pipelines and other similar purposes, or zoning or other restrictions applicable to the use of real property by the Company or any Subsidiary of the Company, or title defects, encroachments or irregularities, that do not in the aggregate materially detract from the value of the property or materially impair its use in the operation of the business of the Company or any Subsidiary of the Company;

(g) any Security Interest for the purpose of securing any Indebtedness referred to in paragraph (d) of the definition of Permitted Indebtedness but only to the extent such Indebtedness is incurred to acquire tangible personal property and provided such Security Interest is limited to such tangible personal property; and

(h) any Security Interest securing the Indebtedness referred to in paragraph (a) of the definition of Permitted Indebtedness;

“Permitted Indebtedness” means:

(a) Indebtedness incurred by the Company on account of credit card liabilities not exceeding at any time an aggregate amount of $20,000;

(b) until March 11, 2010, Indebtedness owed by Molimentales to Inmobiliaria Y Hotelera Los Algodones, Sociedad Anonima de Capital Variable (the “Inmobiliaria Debt”) provided that the aggregate amount of such Indebtedness does not at any time exceed $4,025,000;

(c) any Indebtedness owed by Molimentales to Timmins Mexico or the Company provided such Indebtedness is fully subordinated to the Indebtedness under the Note Indenture and/or the Notes in form and substance satisfactory to the Note Trustee; and

(d) at any time after the date on which the Inmobiliaria Debt is irrevocably and unconditionally paid in full, Indebtedness not exceeding at any time an aggregate amount of $1,000,000;

“Person” means any individual, partnership, limited partnership, joint venture, syndicate, sole proprietorship, company or corporation with or without share capital, body corporate, unincorporated association, trust, trustee, executor, administrator or other legal personal representative, government or Governmental Authority or entity, however designated or constituted;

“Prepayment Amount” means the greater of (a) the value of 20,000 troy ounces of gold based on the Strike Price (expressed as an amount in Dollars) less the aggregate amount of the Payment Amounts previously paid by the Company to the Note Trustee, and (b) $18,375,000 less the aggregate amount of the Payment Amounts previously paid by the Company to the Note Trustee;

“Principal Amount” means the principal amount of the Notes issued pursuant to this Note Indenture;

“Project” means the San Francisco open pit gold mining and heap leaching project, located approximately 150 km north of Hermosillo in the state of Sonora, Mexico;

“Project Assets Pledge” means the agreement pursuant to which Molimentales has granted the first-ranking Security Interest in the Secured Assets to the Note Trustee on behalf of the Noteholders, the form of which pledge is attached as Schedule E;

“Purchase Money Obligation” means, with respect to a Person, indebtedness of the Person issued, incurred or assumed to finance all or part of the cost of acquiring any asset for the Person;

“Record Date” means the date for determining the Holders of Notes entitled to receive payment on a Payment Date;

“Registrar” means, from time to time, the Person responsible for keeping a register of the Noteholders;

“Register” has the meaning attributed to such term in Section 3.1; “Remaining Amount” has the meaning attributed to such term in Section 2.6;

“Sale-Leaseback Transaction” means an arrangement with a Person by the Company or a Subsidiary providing for the leasing by the Company or such Subsidiary of property from such Person which property has been previously sold or transferred to such Person by the Company or such Subsidiary;

“SAM” means Sprott Asset Management L.P.;

“Secured Assets” means all of the assets now owned or hereinafter acquired by Molimentales including all plant, property, Mining Rights, land rights, and inventory in the heap leach pads, and including without limitation, the equipment listed in the Project Assets Pledge and the proceeds under or rights of insurance policies thereon;

“Security Documents” means, collectively, the Project Assets Pledge, the Guarantees and the Collateral Agency Agreement delivered pursuant to Article 5 of this Note Indenture;

“Security Interest” means any security interest, assignment by way of security, mortgage, charge (whether fixed or floating), hypothec, pledge or other lien or encumbrance in the nature of a security interest on or in any property or asset;

“Securities Act” means the Securities Act (Ontario);

“Stated Maturity Date” has the meaning attributed to such term in Section 2.3;

“Strike Price” means:

(a) in relation to any payment to be made in connection with a Change of Control, the average daily Index Price for a 30-day period ending on the Change of Control Date relating to such Change of Control; and

(b) in relation to any payment to be made in connection with an Event of Default, the average daily Index Price for a 30-day period ending on the day such Event of Default occurs (or if several Events of Default exist at such time, the average daily Index Price for a 30-day period ending on the day that the first. Event of Default occurred);

“Subsidiary” means any subsidiary (as such term is defined in the Securities Act) of the Company from time to time;

“Timmins Mexico” means Timmins Goldcorp Mexico, S.A. de C.V., a sociedad anonima de capital variable organized and existing under the laws of the United Mexican States, a Subsidiary of the Company;

“Timmins Mexico Guarantee” means the guarantee by Timmins Mexico of the Note Indebtedness in the form attached as Schedule D;

“Timmins Mexican Subsidiaries” means each of Timmins Mexico and Molimentales;

“this Note Indenture”, “this Indenture” “hereto”, “hereby”, “hereunder”, “hereof, “herein” and similar expressions refer to this note indenture and not to any particular Article, section, subsection, paragraph, clause, subsection, subdivision or other portion hereof, and include any and every supplemental note indenture; and “supplemental note indenture” and “note indenture supplemental hereto” include any and every instrument which amends this Note Indenture or is supplemental or ancillary hereto or in implementation hereof and the expressions “Article”, “Section”, “subsection” and “paragraph” followed by a number mean and refer to the specified Article, section, subsection paragraph of this Note Indenture;

“TSXV” means the Toronto Stock Exchange Venture;

“Voting Shares” means shares of capital stock of any class of any corporation carrying voting rights under all circumstances, provided that for the purposes of such definition-, shares which only carry the right to vote conditionally on the happening of any event shall not be considered Voting Shares, whether or not such event shall have occurred, nor shall any shares be deemed to cease to be Voting Shares solely by reason of a right to vote accruing to shares of another class or classes by reason of the happening of such event; and

“Written Order of the Company”, “Written Request of the Company” and “Written Direction of the Company” mean, respectively, an order, a request or a direction signed in the name of the Company by any Director; or the President and Chief Executive Officer, the Chief Financial Officer, the Chief Operating Officer or the Secretary of the Company, and may consist of one or more instruments so executed.

Meaning of “outstanding” for Certain Purposes

1.2 Every Note certified and delivered by the Note Trustee hereunder shall be deemed to be outstanding until it shall be cancelled or delivered to the Note Trustee for cancellation, or a new Note shall be issued in substitution therefore, provided that:

(a) where a new Note has been issued in substitution for a Note which has been mutilated, lost, stolen or destroyed, only the new Note shall be counted for the purpose of determining the aggregate principal amount of Notes outstanding;

(b) for the purpose of any provision of this Note Indenture entitling Holders of outstanding Notes to vote, sign consents, requests or other instruments or take other action under this Note Indenture, or to constitute a quorum at any meeting of Holders,

Notes owned, directly or indirectly, legally or equitably by the Company or any Affiliate or Subsidiary of the Company shall be disregarded, except that:

i) for the purpose of determining whether the Note Trustee shall be protected in acting and relying on any such vote, consent, request or other instrument or other action, or on the Noteholders present or represented at any meeting of Noteholders constituting a quorum, only the Notes of which the Note Trustee has received actual written notice that they are so owned shall be so disregarded;

ii) Notes so owned which have been pledged in good faith other than to the Company or an Affiliate or Subsidiary of the Company shall not be so disregarded if the pledgee shall establish, to the satisfaction of the Note Trustee, the pledgee’s right to vote such Notes, sign consents, requisitions or other instruments or take such other actions in its discretion free from the control of the Company or any Affiliate or Subsidiary of the Company; and

iii) Notes so owned shall not be disregarded if they are the only Notes outstanding.

Meaning of “Amounts Payable”

1.3 Any reference in this Note Indenture to “Amount”, “Amount Payable” or “Aggregate Repayment Amount” shall be deemed to include any Principal Amount, Payment Amount, Remaining Amount, Prepayment Amount and/or any other amount payable hereunder, under any,of the Notes and/or under any of the Security Documents.

Interpretation Not Affected by Headings

1.4 The division of this Note Indenture into articles, sections, subsections and paragraphs, the provision of a table of contents and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Note Indenture.

Statute References

1.5 Any reference in this Note Indenture to a statute shall be deemed to be a reference to such statute as amended, re-enacted or replaced from time to time.

Currency

1.6 Any reference in this Note Indenture to “Dollars”, “dollars” or “$” shall be deemed to be a reference to lawful money of the United States of America and any reference to any payments to be made by the Company shall be deemed to be a reference to payments made in lawful money of the United States of America.

Non-Business Days

1.7 Whenever any payment to be made hereunder shall be due, any period of time would begin or end, any calculation is to be made or any other action is to be taken on or as of, a day other than a Business Day, such payment shall be made, such period of time shall begin or end, such calculation shall be made and such other actions shall be taken, as the case may be, unless otherwise specifically provided for herein, on or as of the next succeeding Business Day and the holder of any Note shall not be entitled to any further interest or other payment in respect of such delay.

Invalidity of Provisions

1.8 Each of the provisions contained in this Note Indenture or the Notes is distinct and severable and a declaration of invalidity, illegality or unenforceability of any such provision by a court of competent jurisdiction shall not affect the validity, legality or enforceability of any other provision hereof or thereof.

Governing Law

1.9 This Note Indenture and the Notes shall be governed by, construed and enforced in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein and shall be treated in all respects as British Columbia contracts.

Paramountcy

1.10 In the event of any inconsistency between the provisions of any section of this Note Indenture and the provisions of any Schedule which forms a part hereof, the provisions of this Note Indenture shall prevail.

Number and Gender

1.11 hi this Note indenture, unless the context otherwise requires, words importing the singular include the plural and vice versa and words importing gender include all genders.

Time of Essence

1.12 Time shall be of the essence in all respects in this Note Indenture.

ARTICLE 2 THE NOTES

Creation and Issuance of Notes

2.1 The Company hereby creates and authorizes for issuance up to $15,000,000 in principal amount of Notes. The Notes shall be dated the date hereof (including all replacement certificates issued in accordance with this Note Indenture) notwithstanding their date of issue and will become due and payable, together with all other amounts expressed to be payable in relation thereto, as provided herein.

Designation of Notes

2.2 The Notes authorized for issue hereunder are limited to an aggregate principal amount of $15,000,000 and shall be designated as “Senior Secured Notes” and shall be substantially in the form set out in Schedule B.

Description of Notes

2.3 Subject to the other provisions hereof, the Notes shall mature and become due and payable, on July 22, 2011 (the “Stated Maturity Date”) and shall be issued in $100,000 principal denominations or integral multiples thereof.

Payment of Notes

2.4 On the last Business Day of each month during the period commencing August, 2010 and ending July, 2011 (the “Payment Period”), the Note Trustee shall calculate the value of 1,667 troy ounces of gold based on the Index Price for such Business Day (expressed as an amount in Dollars) (each such amount, a “Payment Amount”). The Note Trustee shall verify with SAM and the Company that the calculation of the Payment Amount by the Note Trustee is accurate.

2.5 On the fifth Business Day of each month starting with the second month during the Payment Period and ending with the fifth Business Day of the month immediately following the end of the Payment Period (each such Business Day being a “Payment Date”), the Company shall make a cash payment to the Note Trustee (for the account of each Noteholder) in an amount equal to the Payment Amount relating to the immediately preceding month.

2.6 In the event that, as at the last Payment Date, the aggregate of all Payment Amounts, (the “Aggregate Repayment Amount”) is less than $18,375,000, the Company shall immediately pay to the Note Trustee (for the account of each Noteholder) an amount in cash equal to the amount by which the Aggregate Repayment Amount is less than $18,375,000 (the “Remaining Amount”).

2.7 All payments required to be made pursuant to the provisions hereof shall be made in immediately available funds and without any set-off, deduction, withholding or counter-claim or cross-claim.

2.8 The Note Trustee shall be entitled to rely (and shall rely) on information provided by SAM pursuant to a side letter agreement between the Note Trustee and SAM dated on or about the date hereof for the allocation to principal, interest, fees, charges and other similar payments of any Amount Payable to be paid to the Noteholders and such allocation shall be binding on all of the Noteholders. The Note Trustee shall report Amounts Payable for all federal, provincial and local tax purposes in a manner consistent with such allocations. For greater certainty, such allocation to principal, interest, fees, charges and other similar payments of any Amount Payable previously paid shall not effect the calculation of the Prepayment Amount or the Remaining Amount.

Administrative Matters Re: Payments

2.9 All amounts payable hereunder and/or under any of the Notes will be made payable in lawful money of the United States.

If the date for payment of any Amount Payable is not a Business Day at the place of payment, then payment shall be made on the next Business Day at such place and the Holders of Notes shall not be entitled to any further interest or other payment in respect of the delay.

The Company shall pay each Amount Payable by:

(a) forwarding or causing to be forwarded by same day delivery by 10:00 a.m. (Toronto time) at least two (2) Business Days prior to the applicable payment date, a certified cheque, bank draft or money order for such Amount Payable on the applicable payment date to the Paying Agent to be sent to the Holders of Notes for such payment at each Holder’s address appearing on the Register unless otherwise directed in writing by such Holder or, in the case of joint Holders, payable to all such joint Holders and addressed to one of them at the last address appearing in the Register and negotiable at par at each of the places at which an Amount Payable is payable; or

(b) by transferring to a Paying Agent via wire transfer or other electronic funds transfer, payment for such Amount Payable by 10:00 a.m. (Toronto time) at least two (2) Business Days prior to the applicable payment date to the Paying Agent for delivery to the Holder of Note on the Record Date for such payment, together with a direction to deliver such Amount Payable to such Holder via cheque at such Holder’s address appearing on the Register or, in the case of joint Holders, payable to all such joint Holders and addressed to one of them at the last address appearing in the Register.

The forwarding of such cheque or the transferring of such payment and delivery of such direction shall satisfy and discharge the liability for the Amount Payable to the extent of the sum represented thereby unless such cheque is not paid on presentation at any of the places at which such Amount Payable is payable. In the event of the non-receipt of any cheque by the applicable Noteholder or the loss, theft or destruction thereof, the Company or the Paying Agent, upon being furnished with evidence of such non-receipt, loss, theft or destruction and indemnity reasonably satisfactory to it, shall issue or cause to be issued to such Noteholder a replacement cheque for the amount of such cheque. Notwithstanding the foregoing, the Company, at its option, may cause any Amount Payable to be paid to a Noteholder by wire transfer to an account maintained by such Noteholder or in any other manner reasonably acceptable to the Note Trustee. The Company will notify the Note Trustee promptly (and in any event not more than five days after the Payment Date or the date any other Amount Payable is payable under this Note Indenture, as the case may be) after paying any amount payable under a Note to any Person other than the Paying Agent.

Form of Notes

2.10 The Notes shall be issued only as Fully Registered Notes in denominations of $100,000 and integral multiples thereof and in the form of Definitive Notes. The Notes and the certificate of the Note Trustee endorsed thereon shall be in the English language. The form of Note shall be substantially in the form set out in Schedule B to this Note Indenture with such appropriate additions, deletions, substitutions and variations as the Note Trustee may approve and shall bear such distinguishing letters and numbers as the Note Trustee and the Company may approve, such approval of the Note Trustee to be conclusively evidenced by its certification of the Notes.

The Notes may be engraved, printed or lithographed, mimeographed or typewritten, or partly in one form and partly in another, as the Company may determine.

Legend

2.11 Each Note authenticated in accordance with this Note Indenture shall bear the following legend:

“UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY OR ANY SECURITY UNDERLYING THIS SECURITY BEFORE [INSERT DATE THAT IS 4 MONTHS AND A DAY AFTER THE DISTRIBUTION DATE].”

Execution of Notes

2.12 All Notes shall be signed (either manually, by facsimile, or by manual signature that is sent by portable document format) by any one of the following persons, any Director, the President, the Chief Executive Officer, the Chief Financial Officer, the Chief Operating Officer or the Secretary of the Company. A signature upon any of the Notes shall for all purposes of this Note Indenture be deemed to be the signature of the individual whose signature it purports to be and to have been signed at the time such signature (either manual, in facsimile or send by portable document format) may appear on the Notes and notwithstanding that any individual whose signature (either manual, in facsimile or sent by portable document format) may appear on the Note is not, at the date of this Note Indenture or at the date of the Notes or at the date of the certifying and delivery thereof, any Director, the President, the Chief Executive Officer, the Chief Financial Officer, the Chief Operating Officer or the Secretary, as the case may be, of the Company, such Notes shall be valid and binding upon the Company and the Holders thereof shall be entitled to the benefits of this Note Indenture.

Certification

2.13 No Note shall be issued or, if issued, shall be obligatory or shall entitle the Holder thereof to the benefits of this Note indenture, until it has been certified by manual or facsimile signature by or on behalf of the Note Trustee substantially in the form set out in Schedule B or in some other form approved by the Company and the Note Trustee, whose approval shall be conclusively evidenced by the certification thereof. Such manual certification by the Note

Trustee on any Note shall be conclusive evidence that such Note is duly issued and is a valid and binding obligation of the Company and that the Holder is entitled to the benefits of this Note Indenture.

The manual certification of the Note Trustee on any Note issued hereunder shall not be construed as a representation or warranty by the Note Trustee as to the validity of this Note Indenture or of such Note or its issuance (except the due certification thereof and any other warranties by law) or as to the performance by the Company of, and its obligations under, this Note Indenture and the Note Trustee shall in no respect be liable or answerable for the use made of the Notes or any of them or the proceeds thereof.

Replacement of Notes

2.14 If any of the Notes issued and certified hereunder shall become mutilated or be lost, stolen or destroyed, the Company, in its discretion, may issue, and thereupon the Note Trustee shall certify and deliver, a replacement Note of like date and tenor as the one mutilated, lost, stolen or destroyed in exchange for and in place of and upon surrender and cancellation of such mutilated Note, or, in the case of a lost, stolen or destroyed Note, in lieu of and in substitution for the same, and the substituted Note shall be in a form of the Note attached as Schedule B hereto and shall be entitled to the benefits of this Note Indenture and rank equally with all other Notes issued or to be issued hereunder. In case of loss, theft or destruction, the applicant for a substituted Note shall furnish to the Company and to the Note Trustee such evidence of such loss, theft or destruction as shall be satisfactory to each of them in their own discretion, acting reasonably, and shall also furnish an indemnity and a third party bond indemnity in amount and form satisfactory to the Company and the Note Trustee each in their own discretion, acting reasonably. The applicant shall pay all expenses incidental to the issuance of any such new Note.

Option of Holder as to Place of Payment

2.15 Except as herein otherwise provided, all amounts which at any time become payable on account of any Note shall be payable at the Note Trustee’s office in the City of Vancouver, British Columbia or the City of Toronto, Ontario.

Record of Payments

2.16 The Note Trustee shall maintain accounts and records evidencing all payments on the Notes, which accounts and records shall constitute, in the absence of manifest error, prima facie evidence thereof.

Surrender for Cancellation

2.17 If, at any time, any Prepayment Amount becomes payable, each Holder shall surrender for cancellation all Notes held by such Holder to the Note Trustee at its office in the City of Vancouver, British Columbia or the City of Toronto, Ontario provided that the Note Trustee shall not cancel any Note surrendered and shall immediately return all Notes surrendered if such Prepayment Amount has not been paid to the Noteholders in accordance with the provisions of this Note Indenture or any Note.

2.18 On or about the last Payment Date, each Holder shall surrender for cancellation all Notes held by such Holder to the Note Trustee at its office in the City of Vancouver, British Columbia or the City of Toronto, Ontario provided that the Note Trustee shall not cancel any Note surrendered and shall immediately return all Notes surrendered if any Amount Payable has not been paid to the Noteholders in accordance with the provisions of this Note Indenture or any Note.

Right to Receive Note Indenture

2.19 Each Noteholder is entitled to receive from the Company a copy of this Note Indenture on written request and upon payment of a reasonable copying charge or an e-mail copy without charge.

Notes to Rank Pari Passu

2.20 The Notes shall rank equally and rateably with each other and shall be senior obligations of the Company and senior secured obligations of Molimentales and the Security Interest granted to the Note Trustee pursuant to the Security Documents shall constitute security ranking in priority over all other Security Interests on the Secured Assets (subject to the Permitted Encumbrances). All Amounts Payable paid to the Noteholders shall be made on a proportionate basis.

Withholding Taxes

2.21 Any payments made by the Company with respect to the Notes shall be made free and clear of and without deduction for or on account of any present or future tax, duty, levy, impost, assessment, or other governmental charge imposed or levied by or on behalf of any Governmental Authority, which the Company is required to withhold by the Applicable Laws or by the interpretation or administration thereof. If the Company is required by such laws or by the interpretation or administration thereof to withhold any amount from any payment with respect to any payments on the Notes, the Company shall “gross-up” any such affected payment so that the Holder receives a net amount equal to the amount the Holder would have received had such withholding tax not been payable. The Company will furnish to the affected Holders of the Notes, within 30 days after the date that the payment of any aforementioned amounts are due pursuant to Applicable Law, copies of receipts evidencing such payment by the Company.

The Company shall not be required to “gross-up” any payments if the requirement to withhold any amount from such payment results from any transfer of a Note by a Holder in relation to which no withholding obligation exists to a Holder in relation to which such withholding obligation does exist, hi the event that any obligation to withhold arises after the date hereof in relation to any Holder of any Notes, the Company shall be entitled to require such Holder to transfer its Notes (in accordance with the provisions hereof) to a Person designated by the Company provided such Person has agreed to assume all obligations of such Holder under or in connection with this Indenture and such Notes and has agreed and does pay to such Holder an amount equal to the Amount Payable to which such Holder may be entitled under this Indenture or such Notes at such time.

Maximum Return

2.22 The Note Trustee (on behalf of the Noteholders) and the Company acknowledge and agree that the payment of the Amounts Payable and any further consideration to the Noteholders is a fair payment based on the business terms of this transaction. The Note Trustee (on behalf of the Noteholders) and the Company acknowledge and agree that it is their express intention and desire that in no event shall total payment to the Noteholders, whether for any Amount Payable or otherwise, exceed the maximum payment permitted under Applicable Law limiting the rate of interest or other monies chargeable under or in connection with the Notes. Notwithstanding any other terms or conditions of this Indenture or any additional security documents or agreements, the Amount Payable on the Notes shall not exceed the highest interest rate permitted by law.

No Redemption Right

2.23 Unless the prior written consent of the Noteholders is obtained, the Company shall not have the right to partially or fully redeem any of the Notes.

ARTICLE 3 REGISTRATION, TRANSFER, EXCHANGE AND OWNERSHIP OF NOTES

Registration

3.1 The Company shall, at all times while any Notes are outstanding, cause to be kept by and at the principal corporate trust office of the Note Trustee in the City of Vancouver, British Columbia and in the City of Toronto, Ontario, or such other place or places and by such other Persons as shall be agreed by the Company and the Note Trustee, a central register (the “Register”) in which shall be entered the names and latest known addresses of the Holders of Notes and the other particulars, as prescribed by all Applicable Laws, of the Notes held by them respectively and of all transfers of Notes. Such registration shall be noted on the Notes by the Registrar. The Registrar from time to time shall, when requested in writing so to do by the Company or by the Note Trustee, furnish the Company or the Note Trustee, as the case may be, with a list of the names and last known addresses of the Holders of Notes entered on the Register, showing the principal amount and serial numbers of the Notes held by each of them. For the purposes of this section, the Note Trustee shall be the Registrar and transfer agent for the Notes until notified by the Company otherwise.

The Registers shall, upon prior written notice, at all reasonable times during business hours on a Business Day be open for inspection by the Company, the Note Trustee and any Noteholder.

Transfer of Notes

3.2 A Noteholder may at any time and from time to time have a Note transferred at any of the places at which a Register is kept pursuant to the provisions of Section 3.1 in accordance with such reasonable regulations as the Note Trustee may prescribe.

No transfer of a Note shall be effective as against the Company unless:

(a) such transfer is made by the Holder or the executor, administrator or other legal representative of, or any attorney of, the Holder, duly appointed by an instrument in form and execution satisfactory to the Registrar, upon surrender to the Registrar of the Note and a duly executed form of transfer substantially in the form attached as Schedule A to the form of Definitive Note;

(b)	the holder surrenders their original Note along with the form of transfer described in (a) above;

(c) such transfer is from (i) any fund managed by SAM or Sprott Inc., (ii) Sam, (iii) Sprott Inc., or (iv) any of their respective Affiliates to (A) any fund managed by SAM or Sprott Inc., (B) SAM, (C) Sprott Inc. or (D) any of their respective Affiliates;

(d)	such transfer is made in compliance with all Applicable Laws;
(e)	such transfer is made in compliance with requirements as the Registrar may prescribe;
(f)	such transfer has been noted on the Register by the Registrar; and
(g)	such transfer is made in compliance with Section 3.3.

Upon becoming a Noteholder in accordance with the provisions of this Note Indenture, the transferee thereof shall be deemed to have acknowledged and agreed to be bound by this Note Indenture. Upon registration of such transferee as the holder of the Note, the transferor shall cease to have any further rights under this Note Indenture with respect to such Note other than any rights that may have accrued prior to the date of such registration.

Transferee Entitled to Registration

3.3 The registered transferee of a Note shall be entitled, after the appropriate form of transfer is lodged with the Registrar and upon compliance with all other conditions in that regard required by this Note Indenture or by the Applicable Law, to be entered on the Register as the Holder free from all equities or rights of set off or counterclaim between the Company and the transferor or any previous Holder, except in respect of equities of which the Company is required to take notice by statute or by order of a court of competent jurisdiction.

Exchange of Notes

3.4 Subject to Section 3.8, Notes of any denomination may be exchanged for Notes of any other authorized denomination or denominations, any such exchange to be for Notes of an equivalent aggregate principal amount, at the expense of the exchanging Noteholder. Exchanges of Notes may be made at the principal offices of the Note Trustee in the City of Vancouver or the City of Toronto or at such other locations where registers for Notes are maintained. Any Notes tendered for exchange shall be surrendered to the Note Trustee and shall be cancelled. The Company shall execute, and the Note Trustee shall certify, all Notes necessary to carry out such exchanges.

Except as otherwise provided herein, upon any exchange of Notes of any denomination for Notes of any other authorized denominations and upon any transfer of Notes, the Note Trustee or other Registrar of Notes may make a sufficient charge to reimburse it for any stamp tax, security transfer tax or other governmental charge required to be paid, and in addition a reasonable charge for its services for each Note exchanged or transferred, and payment of such charges shall be made by the party requesting such exchange or transfer as a condition precedent thereto.

Ownership of Notes and Entitlement to Payment

3.5 The Person in whose name a Fully Registered Note shall be registered shall be deemed to be the owner thereof for all purposes of this Note Indenture and each payment on such Note shall be made only to or upon the order in writing of the Holder thereof and such payment shall be a complete discharge to the Note Trustee, any Registrar of Notes, the Company and any Paying Agent for the amounts so paid.

If a Note is registered in the name of more than one Person, each amount from time to time payable in respect thereof may be paid to the order of all such Persons jointly (or as they may jointly direct) and each such payment shall be a good and sufficient discharge to the Company, the Note Trustee, any other Registrar and any Paying Agent for the amount so paid.

The Holder for the time being of a Note shall be entitled to the Amount Payable, free from all equities or rights of set-off or counterclaim between the Company and the original or any intermediate Holder thereof (except any equities of which the Company is required to take notice by law or by order of a court of competent jurisdiction). The receipt by any such Holder of such Amount shall be a good and sufficient discharge to the Company, the Note Trustee, any other Registrar and any Paying Agent for the amount so paid, and none of the Company, the Note Trustee, any other Registrar and the Paying Agent shall be bound to inquire into the title of any such Holders.

The Company and the Note Trustee may treat the Holder of a Note as the beneficial owner thereof without actual production of such Note for the purposes of any Noteholders’ Request, direction, consent, instrument or other document to be made, signed or given by the Holder of such Note.

No Notice of Trusts

3.6 None of the Note Trustee, nor any Registrar for any of the Notes, nor the Paying Agent nor the Company shall be bound to take any notice of or see to the performance or observance of any duty owed to a third Person (whether under a trust, express, implied, resulting or constructive, in respect of any Note or otherwise) by the beneficial owner or the Holder of a Note or any Person whom the Company or the Note Trustee treats, as permitted or required by law, as the beneficial owner or the Holder of such Notes, and the Company, the Note Trustee or any other Registrar may transfer any Note on the direction of the Person so treated or registered as the Holder thereof, whether named as trustee or otherwise, as though that Person were the beneficial owner thereof.

Persons Entitled to Payment

3.7 The Note Trustee shall not be bound to enquire into the title of any Holder, save as ordered by a court of competent jurisdiction or as required by statute.

Charges for Transfer and Exchange

3.8 For each Note exchanged or transferred, the Note Trustee or other Registrar, except as otherwise herein provided, may charge a reasonable amount for its services and in addition may charge a reasonable amount for each new Note issued (such amounts to be agreed upon by the Note Trustee or other Registrar and the Company from time to time), and payment of such charges and reimbursement of the Note Trustee or other Registrar for any stamp taxes or governmental or other charges required to be paid shall be made by the Person requesting such exchange or transfer as a condition precedent thereto.

Closing of Register; Recording of Certain Transfers

3.9 Neither the Company nor the Registrar shall be required to effect transfers or exchanges of Notes on any Payment Date or during the seven preceding Business Days.

ARTICLE 4 MANDATORY PAYMENT ON CHANGE OF CONTROL

Payment on Change of Control

4.1 Within five Business Days following any Change of Control Date, the Company shall make a payment in cash equal to the Prepayment Amount to the Note Trustee for the account of each Noteholder.

Manner of Payment

4.2 The Company shall deposit with the Paying Agent or Note Trustee money sufficient to pay the Prepayment Amount for all Notes by 10:00 a.m. (Toronto time) at least three Business Days following the Change of Control Date.

Payment to Holders

4.3 Within five Business Days following any Change of Control Date, the Paying Agent shall, as soon as practicable, mail to the address that appears on the register of Notes of each Holder of a Note, a cheque, in an amount equal to the Prepayment Amount for each Note held by such Holder provided that the Holder has surrendered its Notes to the Note Trustee in accordance with Section 2.17.

ARTICLE 5 SECURITY

Security Documents

5.1 To secure the due payment of all Note Indebtedness, and the performance by the Company of its obligations contained in the Note Indenture and the Notes, the Company shall cause each of the Timmins Mexican Subsidiaries to execute and deliver to the Collateral Agent and the Note Trustee, as the case may be, for the benefit of the Noteholders, the Security Documents. The Note Trustee and the Company (for itself and on behalf of Molimentales) hereby agree, and each Noteholder by receipt of any Notes agrees, that the Collateral Agent holds the Project Asset Pledge as agent for the Note Trustee and, subject to the other provisions in this Indenture, the Note Trustee shall be entitled to direct the Collateral Agent in respect of the Project Asset Pledge and that, subject to the foregoing, the Note Trustee shall hold the Security Documents in trust for the benefit of the Noteholders pursuant to the terms of this Note Indenture. Subject to the provisions of this Indenture, the Note Trustee is also authorized to direct the Collateral Agent to enter into the Security Documents if applicable and any amendments thereto.

Registration of the Security

5.2 The Company shall, and shall cause each of the Timmins Mexican Subsidiaries to, at its expense, register, file, record and give notice of (or cause to be registered, filed, recorded and given notice of) the Security Documents in all offices in Mexico and elsewhere where such registration, filing, recording or giving notice is necessary for the perfection of the Security Interest constituted thereby and to ensure that such Security Interest is first ranking (subject to Permitted Encumbrances). The Note Trustee shall have no duty or responsibility to cause registrations, filings, recordings and notices to keep in good standing the security interest created by the Security Documents.

After Acquired Property and Further Assurances

5.3 The Company shall, and shall cause the Timmins Mexican Subsidiaries to, from time to time, execute and deliver all such further deeds or other instruments of conveyance, assignment, transfer, mortgage, pledge or charge as may be necessary (if any) to ensure that any additional interests in the Secured Assets acquired after the date hereof, are subject to the Security Interests created pursuant to the Security Documents.

ARTICLE 6

COVENANTS OF THE COMPANY

General Covenants

6.1 The Company covenants with the Note Trustee for the benefit of the Noteholders as follows:

(a) the Company will duly and punctually pay or cause to be paid to every Noteholder each Amount Payable, on the dates, at the places, in the currency and in the manner mentioned herein and/or in the Notes, including the payment of each Payment Amount, the Remaining Amount and the Prepayment Amount upon the occurrence of any Event of Default and any Change of Control Date;

(b) except as herein otherwise expressly provided, so long as any of the Notes are outstanding, the Company will, and will cause each of the Subsidiaries to, at all times maintain their corporate existence, obtain and maintain all Authorizations required or necessary in connection with its business, the Project and/or any of the Secured Assets and to carry on and conduct its respective business in a reasonably proper and efficient manner;

(c) the Company will, and will cause each of the Subsidiaries to, keep or cause to be kept proper books of account and make or cause to be made therein true and complete entries of all of its dealings and transactions in relation to its business in accordance with Generally Accepted Accounting Principles, and at all reasonable times it will furnish or cause to be furnished to the Note Trustee or its duly authorized agent or attorney such information relating to its operations as the Note Trustee may reasonably request and such books of account shall be open for inspection by the Note Trustee or such agent or attorney upon reasonable request;

(d) the Company will, and will cause each of the Timmins Mexican Subsidiaries to, ensure that each of the Security Documents will at all times constitute valid and, upon registration in the appropriate registry, perfected first ranking security interest on all the Secured Assets (subject to Permitted Encumbrances), and will at all times take all actions necessary or reasonably requested to create, perfect and maintain the Security Interests granted pursuant to the Security Documents as perfected first ranking security over the Secured Assets;

(e) the Company will, and will cause each of the Timmins Mexican Subsidiaries to, duly and punctually perform and carry out all of the covenants and acts or things to be done by it as provided in this Note Indenture, the Notes and each of the Security Documents;

(f) the Company will ensure that each of the Timmins Mexican Subsidiaries will obtain and maintain all required governmental authorizations, approvals, licences and permits and third party approvals and consents for development and operation of the Project;

(g) the Company will, and will cause each of the Timmins Mexican Subsidiaries to, comply in all respects with all Applicable Law and Applicable Securities Legislation;

(h)	the Company will, and will cause each of the Timmins Mexican Subsidiaries to:

(i) maintain policies of insurance with responsible carriers and in such amounts and covering such risks as are usually carried by companies engaged in similar businesses and owning similar properties in the same general areas in which the Company or such

Timmins Mexican Subsidiary (as the case may be) operate, and add the Note Trustee and the Collateral Agent as loss payee and a named insured under the policies of Molimentales in connection with the Secured Assets; and (ii) on an annual basis and/or at any other time, promptly at the request of the Note Trustee, deliver to the Note Trustee all certificates and reports prepared in connection with such insurance;

(i) the Company will immediately notify the Note Trustee in writing upon becoming aware of (i) any Default, (ii) any material suit, proceeding or governmental investigation pending or, to the Company’s knowledge, threatened or any notification of any challenge to the validity of any Authorization, relating to the Company, any of the Timmins Mexican Subsidiaries, the Project of any of the Secured Assets and (iii) any force majeure event under any document relating to the Project or any of the Secured Assets;

(j) the Company will at all times own, beneficially and of record, directly or indirectly, 100% of the shares in Timmins Mexico (with the exception of one such share in Timmins Mexico which is held directly, beneficially and of record by Bruce Bragagnolo) and Timmins Mexico will at all times own, beneficially and of record, directly 100% of the shares in Molimentales (with the exception of one such share in Molimentales which is held directly, beneficially and of record by Arturo Bonillas Zapeda). In relation to each of Molimentales and Timmins Mexico, there shall at all times only be one class of shares outstanding with all the rights and entitlements attaching to such shares being the same;

(k) as of the date hereof, the Company is not a Foreign Private Issuer (as such term is defined in the Securities Exchange Act of 1934);

(l) in the event that the Company begins filing with the U.S. Securities and Exchange Commission as a Foreign Private Issuer, the Company will promptly deliver to the Trustee a Certificate of the Company certifying such “reporting issuer” status and other information as the Trustee may require at such given time including the Central Index Key (as such term is defined in the Securities Exchange Act of 1934) that has been assigned for filing purposes;

(m) the Company will maintain or cause to be maintained (to the extent that the nature of its interest permits) the Secured Assets in good condition in accordance with prudent industry standards;

(n) the Company will and will ensure that each of the Timmins Mexican Subsidiaries will pay and discharge or cause to be paid and discharged, promptly when due, all taxes, assessments and governmental charges or levies imposed upon it or in respect of any of the Secured Assets or upon the income or profits therefrom as well as all claims of any kind (including claims for labour, materials, supplies and rent) which, if unpaid, might become a lien thereupon; provided however, that it shall not be required to pay or cause to be paid any such tax, assessment, charge, levy or claim if the amount, applicability or validity thereof shall concurrently be contested in good faith by appropriate proceedings diligently conducted; and

(o) the Company will, and will ensure that each of the Timmins Mexican Subsidiaries will, cause all necessary and proper steps to be taken diligently to protect and defend the Secured Assets and the proceeds thereof against any material adverse claim or demand, including without limitation, the employment or use of counsel for the prosecution or defence of litigation and the contest, settlement, release or discharge of any such claim or demand.

Restrictive Covenants of the Company and its Subsidiaries

6.2 The Company hereby covenants and agrees with the Note Trustee for the benefit of the Noteholders that it will not, and will ensure that none of its Subsidiaries will:

(a) directly or indirectly acquire a company or any shares or securities or a business or undertaking (or, in each case, any interest in any of them) or incorporate a company if the consideration for such acquisition or incorporation in any financial year of the Company, when aggregated with the consideration for all other acquisitions and/or incorporations during such financial year of the Company, exceeds $1,000,000, unless the consideration for such acquisition is consideration other than (ii) cash or (ii) the incurrence of Indebtedness;

(b) directly or indirectly issue, incur, assume or otherwise become liable for or in respect of any Indebtedness except the Permitted Indebtedness;

(c) directly or indirectly create, incur, assume, permit or suffer to exist any Security Interest against any assets, including, without limitation, any of the Secured Assets, other than Permitted Encumbrances;

(d) convey, sell, lease, assign, transfer or otherwise dispose of any of the Secured Assets, except that it may dispose of any used or surplus equipment, vehicles and other assets which are Secured Assets in the ordinary course of business and on arm’s length terms provided that the fair market value of such equipment, vehicles and/or other assets, when aggregated with the fair market value of all other assets conveyed sold, leased, assigned, transferred or otherwise disposed of since the date of this Note Indenture, does not exceed $1,000,000 in aggregate;

(e) make any prepayment on, purchase, defease, redeem, prepay, decrease or otherwise acquire or retire for value, prior to any scheduled final maturity, scheduled repayment or scheduled sinking fund payment, any Indebtedness, other than:

i) the payment of the Indebtedness referred to in paragraph (b) of the definition of Permitted Indebtedness on or prior to March 11,2010;

ii) any payment of Indebtedness by Molimentales to the Company in order to make payments on the Note Indebtedness; and

iii) the payment by Molimentales to Timmins Mexico for the purpose of making a payment to the Company to pay for the Overhead Expenses;

provided that no Default exists or is continuing or could result from or in connection with such payment;

(f) subject to the other provisions in this Note Indenture, permit any Subsidiary to issue any securities other than to the Company or to a Subsidiary of the Company;

(g)	enter into any Sale-Leaseback Transaction;

(h) purchase, redeem, retire or otherwise acquire for cash any securities (equity or other) of the Company or any Subsidiary other than the purchase by the Company of shares of Molimentales;

(i) make any payment to, or sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase assets from, or enter into or make or amend any transaction, contract, agreement, understanding, loan, advance or guarantee with, or for the benefit of, any Affiliate of the Company or any Subsidiary (each, an “Affiliate Transaction”) other than:

i) an Affiliate Transaction that, based on a Certificate of the Company to that effect, is on terms that are no less favourable than those that would have been obtained in a comparable arm’s length transaction with a person who is not a “related person”, as such term is defined in the Bankruptcy and Insolvency Act (Canada);

ii) any payments by a Subsidiary to the Company;

iii) the advance by the Company of all the proceeds of the Notes to Molimentales and any payment by Molimentales to the Company for the purpose of the Company making payments required under this Note Indenture or the Notes;

iv) the making of any loan or advance by Timmins Mexico or the Company to Molimentales which is fully subordinated to the Note Indebtedness in form and substance satisfactory to the Note Trustee;

v) the purchase of shares in Molimentales for cash by the Company or Timmins Mexico; or

vi) the payment by Molimentales or Timmins Mexico to the Company to pay for the Overhead Expenses;

(j) amend any of its constating documents if such amendment is or could reasonably be expected to be prejudicial to any of the Noteholders;

(k) enter into or become party or subject to any dissolution, winding-up, reorganization or similar transaction or proceeding;

(l) other than for the purposes of satisfying the Obligations of the Company or any of Timmins Mexican Subsidiaries under this Note Indenture or any Security Document or

(while no Default exists or could result therefrom) paying Overhead Expenses, declare or pay any dividends or make any distributions on any of its (equity) securities; nor

(m) engage in the conduct of any business other than the business of the Company and its Subsidiaries as existing on the date of issuance of the Notes or in businesses reasonably related thereto on a basis consistent with the conduct of such business as conducted on the date of issuance of the Notes.

Positive Covenants of the Company in respect of Note Proceeds

6.3 The Company hereby further covenants and agrees with the Note Trustee for the benefit of the Noteholders that: (a) it will advance all of the proceeds received by the Company from the issuance and sale of the Notes net of third party commissions and expenses directly related to the offering of the Notes to Molimentales and that it shall cause Molimentales to use all such proceeds for the development and operation of the Project as a commercial mine and in accordance with the schedule of costs and working capital attached as Schedule F; and (b) it will cause Molimentales to continue to hold, at all times, a 100% interest in the Project and each of the Secured Assets, subject to Section 6.2(d).

To Maintain Office or Agency

6.4 The Company shall, at all times while any Notes are outstanding, cause to be kept at the principal office of the Indenture Trustee in the City of Vancouver, British Columbia, or Toronto, Ontario, Canada, and in such other place or places as the Company, with the approval of the Indenture Trustee may designate, a register in which shall be entered the names and addresses of the Holders and particulars of the Notes held by them respectively and of all transfers of Notes (the “Register”).

Not to Extend Time for Payment of Payment Amounts

6.5 The Company will not directly or indirectly extend or assent to the extension of time for payment of any amount payable in relation to any Notes or of any principal payable in respect of any Notes and it will not directly or indirectly be or become a party to or approve any such arrangement by purchasing or funding any amount in relation to the Notes or any principal thereof or in any other manner and that the Company will deliver to the Note Trustee all Notes when paid as evidence of such payment.

If the time for the payment of any such amount or principal shall be so extended, whether or not such extension is by or with the consent of the Company, notwithstanding anything herein or in the Notes contained, such amount or principal shall not be entitled, in case of default hereunder, to the benefit of this Note Indenture except subject to the prior payment in full of the principal, of all the Notes then outstanding and of all matured amounts on such Notes the payment of which has not been so extended.

To Provide Certificate of Compliance and Default

6.6 The Company covenants that at any time if requested by the Note Trustee, so long as the Notes are outstanding, the Company will furnish to the Note Trustee a Certificate of the

Company stating that the Company has complied with all covenants, conditions and other requirements contained in this Note Indenture, non-compliance with which would, with the giving of notice or the lapse of time or both, constitute an Event of Default hereunder or, if such is not the case, specifying the covenant, condition or other requirement which has not been complied with and giving particulars of such non-compliance and the action, if any, the Company proposes to take with respect thereto. For the purposes of this Section 6.6, compliance by the Company with the covenants, conditions or other requirements of this Note Indenture shall be determined without regard to any proposed period of grace or notice requirement under this Note Indenture.

Continued Listing

6.7 The Company shall take all reasonable steps and actions as may be required to maintain the listing and posting for trading of the Common Shares on the TSXV and to maintain its status as a “reporting issuer”, or the equivalent thereof not in default of the requirements of the Applicable Securities Legislation of each of the provinces of British Columbia, Alberta and Ontario.

To Pay Note Trustee’s Remuneration and Expenses

6.8 The Company covenants that it will pay to the Note Trustee reasonable remuneration for its services as trustee hereunder and will pay or reimburse all costs, charges and expenses properly incurred by the Note Trustee in connection with the trusts hereof (including the reasonable compensation and the disbursement of the Note Trustee’s Counsel and all other advisors and assistants not regularly in its employ who have been retained by the Note Trustee), on demand by the Note Trustee both before and after default hereunder and thereafter until all duties of the Note Trustee hereunder have been finally and fully performed, except any such expense, disbursement or advance as may arise from the gross negligence or wilful misconduct of the Note Trustee.

Any amount due under this Section 6.8 and unpaid 30 days after demand for such payment shall bear interest from the expiration of such 30 day period at the standard set rate per annum of the Note Trustee from time to time, acting reasonably. After default all amounts so payable and the interest thereon shall be payable out of any funds coming into possession of the Note Trustee or its successor in trusts hereunder in priority to any payment of the principal of and any other amounts payable in relation to the Notes. This provision will survive the termination or discharge of this Note Indenture and the resignation or replacement of the Note Trustee.

Comply with Continuous Disclosure Obligations

6.9 The Company shall timely file all documents that must be publicly filed or sent to its shareholders pursuant to Applicable Securities Legislation in the Provinces of Canada in which the Company is a “reporting issuer” (as such term is defined in such Applicable Securities Legislation) within the time prescribed by such Applicable Securities Legislation and make such documents available on the System for Electronic Document Analysis and Retrieval (“SEDAR”) within such prescribed time period. In the event the Company is not at any time subject to Applicable Securities Legislation, the Company shall continue to provide to the Note Trustee, (a)

within 120 days after the end of each fiscal year, copies of its annual report and audited annual financial statements, and (b) within 45 days after the end of each of the first three fiscal quarters of each fiscal year, interim financial statements which shall, at a minimum, contain such information required to be provided in quarterly reports by a “reporting issuer” (as such term is defined in such Applicable Securities Legislation) under the Applicable Securities Legislation in each of the Provinces of Canada . Each of such reports will be prepared in accordance with disclosure requirements of Applicable Securities Legislation of such Provinces of Canada and Generally Accepted Accounting Principles.

To Pay Additional Amounts

6.10 The Company will, from time to time, promptly pay or make provisions satisfactory to the Note Trustee for the payment of any additional amounts, including taxes and charges which may be imposed on the Company by the laws of Canada or any province thereof (except income tax or security transfer tax, if any) which shall be payable with respect to the issuance of the Notes pursuant to this Note Indenture.

Further Assurances

6.11 The Company shall, and shall ensure that each of its Subsidiaries shall, from time to time, as may be reasonably required by the Note Trustee, execute and deliver such further and other documents and do all matters and things which are necessary to carry out the intention and provisions of this Note Indenture.

Note Trustee May Perform Covenants

6.12 If the Company shall fail to perform any of its covenants contained herein, the Note Trustee may, upon becoming aware of such failure, in its discretion, but subject to Section 7.2 need not, notify the Noteholders of such failure or may itself perform any of such covenants capable of being performed by it, but is under no obligation to do so. All reasonable sums so required to be paid in connection with the Note Trustee’s performance of any covenant will be paid by the Company and all sums so paid shall be payable by the Company in accordance with the provisions of Section 6.8. No such performance by the Note Trustee of any covenant contained herein or payment or expenditure by the Company of any sums advanced or borrowed by the Note Trustee pursuant to the foregoing provisions shall be deemed to relieve the Company from any default hereunder or its continuing obligations hereunder.

ARTICLE 7 DEFAULT AND ENFORCEMENT

Events of Default

7.1 The occurrence of any one or more of the following events shall constitute an

“Event of Default” hereunder and in respect of the Notes:

(a)	if the Company or any Timmins Mexico Subsidiary defaults in payment of any Amount Payable; or

(b) if the Company or any Subsidiary defaults in observing or performing any other covenant or condition of this Note Indenture, any Note or any Security Document on its part to be observed or performed and, with respect to such covenants or conditions which are capable of rectification, if such default continues for a period of 30 days after notice in writing has been given to the Company by the Note Trustee or the holders of at least 25% of the aggregate principal amount of the Notes then outstanding specifying such default and requiring the Company to rectify the same, unless the Note Trustee or Holders representing more than 50% of the aggregate principal amount of the Notes then outstanding, in accordance with Section 7.4, as the case may be, (having regard to the subject matter of the default) shall have agreed to a longer period and, in such event, for the period agreed to by the Note Trustee or such Holders of Notes, as the case may be; or

(c) any one or more of the Security Documents ceases to be in full force and effect or to constitute a valid and perfected first-priority Security Interest upon all the Secured Assets it purports to charge or encumber, in favour of the Note Trustee for the benefit of itself and/or the Noteholders or in favour of the Collateral Agent for the benefit of itself, the Note Trustee and/or the Noteholders; or

(d) the institution by the Company or any Subsidiary of proceedings to be adjudicated a bankrupt or insolvent or any similar proceedings or the consent by it to the institution of bankruptcy or insolvency proceedings or any similar proceedings against it or the filing by it of a petition or answer or consent seeking reorganization or relief under any applicable federal, provincial or state law relating to bankruptcy, insolvency, reorganization or relief of debtors, or the consent by it to the filing of any such petition or to the appointment under any such law of a receiver, receiver-manager, liquidator, assignee, trustee, sequestrator or other similar official of the Company or any Subsidiary or of all or substantially all of its property, or the making by it of a general assignment for the benefit of creditors, or the admission by it in writing of its inability to pay its debts generally as they become due; or

(e) the entry of a decree or order by a court having jurisdiction adjudging the Company or any Subsidiary a bankrupt or insolvent or approving as properly filed an application or a petition seeking reorganization, arrangement or adjustment of or in respect of the Company or any Subsidiary under any Applicable Law relating to bankruptcy, insolvency, reorganization or relief of debtors, or appointing under any such law a receiver, receiver-manager, liquidator, assignee, trustee, sequestrator or other similar official of the Company or any Subsidiary or of all or substantially all of its property, or ordering pursuant to any such law the winding-up or liquidation of its affairs, and the continuance of any such decree or order unstayed and in effect for a period of 60 consecutive days; or

(f) any proceedings are commenced for the winding-up, liquidation or dissolution or any similar proceedings of the Company or any Subsidiary or any decree, order or approval for such winding-up, liquidation or dissolution is issued or entered, unless the Company or such Subsidiary in good faith actively and diligently contests such proceedings, decree, order or approval, resulting in a dismissal or stay thereof within 60 days of commencement; or

(g)	a resolution is passed for the winding-up, dissolution or liquidation of the Company or any Subsidiary; or

(h) this Note Indenture, any Note or any Security Document shall for any reason, or is claimed by the Company or any Subsidiary to, cease in whole or in any part to be a legal, valid, binding and enforceable obligation of the Company or the applicable Subsidiary; or

(i) the Company or any of the Timmins Mexican Subsidiaries fails to pay the principal of, premium, if any, interest on, or any other amount owing in respect of any of its Indebtedness or obligation which is outstanding in an aggregate principal amount exceeding $1,000,000 when such amount becomes due and payable (whether by scheduled maturity, required prepayment, acceleration, demand or otherwise) and such failure continues after the applicable grace period, if any, specified in the agreement or instrument relating to such Indebtedness or obligation; or any other event occurs or condition exists and continues after the applicable grace period, if any, specified in any agreement or instrument relating to any such Indebtedness or obligation, if its effect is to accelerate or permit the acceleration of, such Indebtedness or obligation; or any such Indebtedness or obligation shall be, or may be, declared to be due and payable prior to its stated maturity; or

(j) any representation or warranty given by the Company or any Subsidiary in the Note Indenture, any Note or any Security Document shall prove to be incorrect or misleading in any material respect as at the date on which it was made and, if the circumstances giving rise to the incorrect or misleading misrepresentation or warranty are capable of modification or rectification (such that, thereafter the representation or warranty would be correct and not misleading), the representation or warranty remains incorrect or misleading at the end of a period of 30 days from the date the Company or such Subsidiary becomes aware of such incorrect or misleading misrepresentation; or

(k)	the occurrence of any Material Adverse Effect; or
(l)	any suspension for a period exceeding 3 months, destruction or abandonment of any part of the Project; or

(m) a final judgment or decree for the payment of money in excess of $1,000,000 individually or $2,000,000 on a cumulative basis is rendered against the Company and/or any Subsidiary by a court having jurisdiction and within a period of 30 days thereafter such judgment or decree shall not have been and remain satisfied, vacated or discharged or stayed pending appeal within the applicable appeal period.

Notice of Events of Default

7.2 Subject to Section 11.4, if an Event of Default shall occur and is continuing the

Note Trustee shall, within 15 days after it becomes aware of the occurrence of such Event of Default, give notice thereof to the Noteholders, in the manner specified in Section 10.2, provided that notwithstanding the foregoing, the Note Trustee shall not be required to give such notice if the Note Trustee in good faith shall have decided that the withholding of such notice is in the best interests of the Noteholders and shall have so advised the Company in writing.

Where notice of the occurrence of an Event of Default has been given to Noteholders and the Event of Default is thereafter cured, notice that the Event of Default is no longer continuing shall be given by the Note Trustee to the Noteholders within 15 days after the Note Trustee becomes aware that the Event of Default has been cured.

Acceleration on Default

7.3 If any Event of Default listed in items (d), (e), (f) or (g) of Section 7.1 has occurred and is continuing the Prepayment Amount shall be due and payable in full by the Company to the Note Trustee (for the account of the Noteholders) immediately without any declaration or other action by the Note Trustee or the Holders. If any other Event of Default has occurred and is continuing the Prepayment Amount shall be due and payable in full by the Company to the Note Trustee (for the account of the Noteholders) immediately upon the Holders of more than 50% of the aggregate Principal Amount of the Notes then outstanding instructing the Note Trustee to declare the Prepayment Amount to be so due and payable.

Notwithstanding anything contained in this Note Indenture or the Notes to the contrary, if the .Prepayment Amount becomes due and payable in accordance with this Section 7.3, then the Company shall pay immediately to the Note Trustee for the benefit of the Noteholders, the Prepayment Amount and all other Amounts Payable and other fees and expenses payable hereunder. Such payment when made shall be deemed to have been made in discharge of the Company’s obligations hereunder and any moneys so received by the Note Trustee shall be applied as provided in Section 7.7.

Waiver of Default

7.4 If an Event of Default shall have occurred:

(a) the Holders of more than 50% of the aggregate Principal Amount of the Notes then outstanding shall have the power (in addition to the powers exercisable by Extraordinary Resolution as hereinafter provided) by instrument signed by such Holders to instruct the Note Trustee to waive any Event of Default hereunder and the Note Trustee shall thereupon waive such Event of Default upon such terms and conditions as such Noteholders shall prescribe; and

(b) the Note Trustee, so long as it has not become bound to institute any proceedings hereunder, shall have the power to waive any Event of Default hereunder if, in the Note Trustee’s opinion, the same shall have been cured or adequate provision made therefor, upon such terms and conditions as the Note Trustee may consider advisable;

provided that no delay or omission of the Note Trustee or of the Noteholders to exercise any right or power accruing upon any Event of Default shall impair any such right or power or shall be construed to be a waiver of any such Event of Default or acquiescence therein and provided further that no act or omission either of the Note Trustee or of the Noteholders shall extend to or be taken in any manner whatsoever to affect any subsequent Event of Default hereunder or the rights resulting therefrom.

Enforcement by the Note Trustee

7.5 If an Event of Default shall have occurred, but subject to Section 7.4 and to the provisions of any Extraordinary Resolution that may be passed by the Noteholders as provided herein:

(a) the Note Trustee may in its discretion proceed to enforce and to instruct the Collateral Agent or any other Person to enforce the rights of the Note Trustee, the Noteholders and/or the Collateral Agent (as the case may be) by any action, suit, remedy or proceeding authorized or permitted by this Note Indenture, the Collateral Agency Agreement or any of the Security Documents or by law or equity; and may file such proofs of claim and other papers or documents as may be necessary or advisable in order to have the claims of the Note Trustee, the Noteholders and/or the Collateral Agent (as the case may be) filed in any bankruptcy, insolvency, winding-up or other judicial proceedings relating to the Company or any Subsidiary;

(b) no such remedy for the enforcement of the rights of the Note Trustee, the Noteholders and/or the Collateral Agent (as the case may be) shall be exclusive of or dependent on any other such remedy but any one or more of such remedies may from time to time be exercised independently or in combination;

(c) all rights of action hereunder, the Collateral Agency Agreement or any of the Security Documents may be enforced by the Note Trustee and/or the Collateral Agent (as the case may be) without the possession of any of the Notes or the production thereof on the trial or other proceedings relating thereto; and

(d) upon receipt of a Noteholders’ Request and upon receiving sufficient funds and being indemnified to its satisfaction as provided in Section 11.4, the Note Trustee shall exercise or take such one or more of such remedies as the Noteholders’ Request may direct provided that if any such Noteholders’ Request directs the Note Trustee to take proceedings out of court the Note Trustee may in its discretion take judicial proceedings in lieu thereof.

Noteholders May Not Sue

7.6 No Holder of any Note shall have the right to institute any action, suit or proceeding or to exercise any other remedy authorized or permitted by this Note Indenture or by law or by equity for the purpose of enforcing any rights pursuant to this Note Indenture, unless:

(a) such Holder shall previously have given to the Note Trustee, or vice-versa, written notice of the occurrence of an Event of Default;

(b) the Noteholders, by Extraordinary Resolution, shall have made a request to the Note Trustee to take action hereunder or the Noteholders’ Request referred to in Section 7.5(d) shall have been delivered to the Note Trustee, and the Note Trustee shall have been offered a reasonable opportunity either itself to proceed to exercise the powers hereinbefore granted or to institute an action, suit or proceeding in its name for such purpose;

(c) the Noteholders or any of them shall have furnished to the Note Trustee, when requested by the Note Trustee, sufficient funds and an indemnity; and

(d)	the Note Trustee shall have failed to act within a reasonable time thereafter.

in such event but not otherwise any Noteholder, acting on behalf of itself and all other Noteholders, shall be entitled to take proceedings in any court of competent jurisdiction such as the Note Trustee might have taken under Section 7.5, but in no event shall any Noteholder or combination of Noteholders have any right to take any other remedy or proceedings out of court; it being understood and intended that no one or more Holders of Notes shall have any right in any manner whatsoever to enforce any right hereunder or under any Note except subject to the conditions and in the manner herein provided, and that all powers and trusts hereunder shall be exercised and all proceedings at law shall be instituted, had and maintained by the Note Trustee, except only as herein provided, and in any event for the equal benefit of all Holders of outstanding Notes.

Application of Moneys

7.7 Except as otherwise provided herein, any moneys arising from any enforcement hereof, the Collateral Agency Agreement or any of the Security Documents or other proceedings against the Company or any Subsidiary pursuant hereto, the Collateral Agency Agreement or any of the Security Documents or from any trustee in bankruptcy or liquidation of the Company or any Subsidiary, whether by the Note Trustee, the Collateral Agent or any Holder of a Note, shall be held by the Note Trustee and applied by it, together with any moneys then or thereafter in the hands of the Note Trustee available for the purpose, as follows:

(a) first, in payment or reimbursement to the Note Trustee and the Collateral Agent (as the case may be) of the reasonable remuneration, expenses, disbursements, and advances of the Note Trustee and the Collateral Agent (as the case may be) earned, properly incurred or made in the administration or execution of the trusts hereunder or otherwise in relation to this Note Indenture, the Collateral Agency Agreement and any of the Security Documents with interest thereon as herein provided;

(b) second (but subject to, Section 6.8 and this Section 7.7), in or towards payment of all Amounts Payable (or if the Noteholders, by instrument signed by the Holders of more than 66 2/3% of the principal amount of the Notes then outstanding or by Extraordinary Resolution passed at a meeting of Noteholders, shall have directed payments to be made in accordance with any other order of priority, then such moneys shall be applied in accordance with such direction); and

(c)	third, the surplus (if any) of such moneys shall be paid to the Company or as it may direct;

provided, however, that no payments shall be made on any Note held by or for the benefit of the Company or any of its Affiliates or Subsidiaries (other than any Note pledged for value and in good faith to a Person other than the Company or any of its Affiliates or Subsidiaries, but only to the extent of such Person’s interest therein) except subject to the prior payment in full of all amounts on all Notes which are not so held.

For the purpose of disregarding any Notes owned legally or beneficially by the Company or any of its Affiliates or Subsidiaries as required by Section 7.7, the Company shall provide to the Note Trustee, from time to time and forthwith upon the Note Trustee’s written request, a Certificate of the Company setting forth as at the date of such Certificate:

(a) the names (other than the name of the Company) of the registered holders of Notes which, to the knowledge of the Company, are owned by or held for the account of the Company or any of its Subsidiaries; and

(b)	a list of the Notes owned legally and beneficially by the Company or any of its Subsidiaries;

and the Note Trustee shall be entitled to act and rely on such Certificate of the Company for all purposes.

Distribution of Moneys

7.8 Payments to Holders of Notes pursuant to Section 7.7 shall be made as follows:

(a) at least 15 days’ notice of every such payment shall be given in the manner provided in Article 10 specifying the date and time when and the place or places where such payments are to be made and the amount of the payment and the application thereof as between the Amounts Payable which may be payable in relation to any of the Notes;

(b) payment of any Note shall be made upon presentation thereof at any one of the places specified in such notice and any such Note thereby paid in full shall be surrendered, otherwise a notation of such payment shall be endorsed thereon; but the Note Trustee may in its discretion dispense with presentation and surrender or endorsement in any special case upon receipt by it of such indemnity as it shall consider sufficient; and

(c) the Note Trustee shall not be required to make any partial or interim payment to Noteholders unless the moneys in its hands, after reserving therefrom such amount as the Note Trustee may think necessary to provide for the payments mentioned in Section 7.7(a), exceed 2% of the aggregate principal amount of the outstanding Notes.

Persons Dealing with Note Trustee

7.9 No Person dealing with the Note Trustee or the Collateral Agent or any of their agents shall be required to enquire whether an Event of Default has occurred, or whether the powers which the Note Trustee or the Collateral Agent is purporting to exercise have become exercisable, or whether any moneys remain due under this Note Indenture or on the Notes, or to see to the application of any moneys paid to the Note Trustee or the Collateral Agent; and in the absence of fraud on the part of such Person, such dealing shall be deemed to be within the powers hereby conferred and to be valid and effective accordingly.

Note Trustee Appointed Attorney

7.10 The Company irrevocably appoints the Note Trustee to be the attorney of the Company in the name and on behalf of the Company to execute any instruments and do any things which the Company ought to execute and do, and has not executed or done, under the covenants and provisions contained in this Note Indenture and generally to use the name of the Company in the exercise of all or any of the powers hereby conferred on the Note Trustee with full powers of substitution and revocation. Such power of attorney, being coupled with an interest, is irrevocable.

Remedies Cumulative

7.11 No remedy herein conferred upon or reserved to the Note Trustee, the Collateral Agent or the Holders of Notes is intended to be exclusive of any other remedy, but each and every such remedy shall be cumulative and shall be in addition to every other remedy given hereunder or under the Collateral Agency Agreement or any Security Agreement or now or hereafter existing by law or by statute.

Immunity of Insiders

7.12 The Noteholders and the Note Trustee waive and release any right, cause of action or remedy now or hereafter existing in any jurisdiction against any past, present or future incorporator, shareholder, director or officer of the Company for the payment of any Amount Payable or on any covenant, agreement, representation or warranty by the Company contained herein or in the Notes.

Judgment Against the Company

7.13 In the case of any judicial or other proceedings to enforce the rights of the Noteholders, including, without limitation, obtaining judgment for any Amount Payable, judgment may be rendered against the Company in favour of the Noteholders or in favour of the Note Trustee or the Collateral Agent (as the case may be), as trustee or agent (as the case may be) for the Noteholders, for any amount which may remain due in respect of the Notes.

ARTICLE 8 SATISFACTION AND DISCHARGE

Cancellation

8.1 All Notes surrendered to the Company, a Registrar or a Paying Agent for any

purpose shall be delivered to the Note Trustee as soon as reasonably practicable. Subject to the other provisions hereof, each such Note, and each Note surrendered to the Note Trustee, shall be cancelled by the Note Trustee forthwith after payments required in respect thereof to the date of surrender have been made. Subject to Applicable Law, all Notes cancelled or required to be cancelled under this or any other provision of this Note Indenture shall be destroyed by the Note Trustee in accordance with the Note Trustee’s ordinary practice, and the Note Trustee shall furnish to the Company, if requested in writing, a cancellation certificate setting out the designating numbers and denominations of the Notes so cancelled or surrendered.

Payment of Amounts Due on Maturity

8.2 The Company shall establish and maintain with the Note Trustee a segregated trust account for the Notes. The account shall be maintained by and be subject to control of the Note Trustee for the purposes of this Note Indenture. At the Maturity Date, the Company shall deposit in such account an amount sufficient to pay the amount payable in respect of the Notes on the Maturity Date, subject to section 2.6. The Note Trustee shall use the funds deposited in such account to pay, to the Holder of a Note entitled to receive payment on the Maturity Date, the Principal Amount of such Note and all other Amounts Payable on surrender of the Note at the office of the Note Trustee or at such other place as shall be designated for such purpose from time to time by the Company and the Note Trustee. The deposit of such amount to the account shall satisfy and discharge the liability of the Company for the Notes to which the deposit relates to the extent of the amount deposited. Failure to make a deposit as required pursuant to this Section 8.2 shall constitute default in payment on the Notes in respect of which the deposit was required to have been made.

Repayment of Unclaimed Moneys

8.3 Subject to Applicable Law, any moneys set aside under Section 8.2 and not claimed by and paid to Holders of Notes within six years after the earlier of the date of such setting aside and the Maturity Date shall be repaid or returned, as the case may be, to the Company by the Note Trustee on written demand, and thereupon the Note Trustee shall be released from all further liability with respect to such moneys and thereafter the Holders of the Notes in respect of which such moneys were so repaid or returned, as the case may be, to the Company shall have no rights in respect thereof except to obtain payment of such moneys without interest thereon from the Company.

Discharge

8.4 Upon proof being given to the reasonable satisfaction of the Note Trustee that all Amounts Payable have been paid or satisfied or that all the outstanding Notes have matured, such payment has been duly provided for by payment to the Note Trustee or otherwise, and upon payment of all costs, charges and expenses properly incurred by the Note Trustee in relation to this Note indenture and the remuneration of the Note Trustee, or upon provision satisfactory to the Note Trustee being made therefor, the Note Trustee shall, at the request and at the expense of the Company, execute and deliver to the Company as soon as practicable such deeds or other instruments as shall be necessary to evidence the satisfaction and discharge of this Note indenture and the Security Documents and to release the Company from its covenants contained herein and under the Security Documents except those relating to the indemnification of the Note Trustee.

Partial Discharge

8.5 Upon the irrevocable and unconditional payment in full of the Inmobiliaria Debt, the Company shall deliver a Certificate of the Company to the Note Trustee to confirm such payment and promptly, upon receipt of such Certificate of the Company, the Note Trustee shall discharge the security over the Mining Rights. For greater certainty, after the discharge of the security over the Mining Rights, the Secured Assets will no longer include any Mining Rights.

ARTICLE 9 MEETINGS OF NOTEHOLDERS

Right to Convene Meetings

9.1 The Note Trustee may at any time and from time to time and shall, on receipt of a written request of the Company or a Noteholders’ Request and receiving sufficient funds and upon being indemnified to its reasonable satisfaction by the Company or by the Noteholders signing such Noteholders’ Request against the costs which may be incurred in connection with the calling and holding of such meeting, convene a meeting of the Noteholders. If the Note Trustee fails within 10 days after receipt of such written request or Noteholders’ Request and such funding and indemnity to give notice convening a meeting, the Company or such Noteholders, as the case maybe, may convene such meeting. Every such meeting shall be held in the City of Toronto, Ontario or at such other place as may be approved or determined by the party or parties who have convened the meeting in accordance with this section.

Notice of Meetings

9.2 Subject to Section 9.12, not more than 20 and not less than 10 days’ notice of any meeting shall be given to the Noteholders and a copy thereof shall be sent by mail to the Note Trustee unless the meeting has been called by it and to the Company unless the meeting has been called by it. Such notice shall state the time when and the place where the meeting is to be held and shall state briefly the general nature of the business to be transacted thereat, but it shall not be necessary for any such notice to set out the terms of any resolution to be proposed at the meeting or any of the provisions of this Article. The accidental omission to give notice of a meeting to any Holder of Notes shall not invalidate any resolution passed at any such meeting. A Holder may waive notice of a meeting either before or after the meeting.

Chairman

9.3 An individual, who need not be a Noteholder, nominated in writing by the Note Trustee shall be chairman of the meeting and if no individual is so nominated or if the individual so nominated is unable or unwilling to act or if the individual so nominated is not present within 15 minutes from the time fixed for the holding of the meeting, the Noteholders present in person or by proxy shall choose an individual present to be chairman of the meeting.

Quorum

9.4 Subject to the provisions of Section 9.12, the quorum for a meeting of Noteholders shall consist of Noteholders present in person or by proxy and representing at least 25% of the principal amount of the Notes then outstanding. If a quorum of the Noteholders shall not be present within 30 minutes from the time fixed for holding any such meeting, the meeting, if convened by the Noteholders or pursuant to a Noteholder’s Request, shall be dissolved; but in any other case the meeting shall be adjourned to the same day in the next week (unless such day is not a Business Day, in which case it shall be adjourned to the next following Business Day) at the same time and place, and no notice shall be required to be given in respect of such adjourned meeting. At the adjourned meeting the Noteholders present in person or by proxy shall form a quorum and may transact the business for which the meeting was originally convened notwithstanding that they may not represent 25% of the principal amount of the Notes then outstanding.

Power to Adjourn

9.5 The chairman of any meeting at which a quorum of the Noteholders is present may, with the consent of the Holders of a majority of the aggregate in principal amount of the Notes represented thereat, adjourn any such meeting and no notice of such adjournment need be given except such notice, if any, as the meeting may prescribe.

Show of Hands

9.6 Every question submitted to a meeting shall be decided in the first place by a majority of the votes given on a show of hands except that votes on Extraordinary Resolutions shall be given in the manner hereinafter provided. At such meeting, unless a poll is duly demanded as herein provided, a declaration by the chairman that a resolution has been carried or carried unanimously or by a particular majority or lost or not carried by a particular majority shall be conclusive evidence of the fact.

Poll

9.7 On every Extraordinary Resolution, and on any other resolution submitted to a meeting, when demanded by the chairman or by one or more Noteholders and/or proxies for Noteholders holding at least 10% of the aggregate principal amount of the Notes represented thereat, a poll shall be taken in such manner as the chairman shall direct. Resolutions other than Extraordinary Resolutions shall, if a poll is taken, be decided by the votes of the holders of a majority in principal amount of the Notes represented at the meeting and voted on the poll.

Voting

9.8 On a show of hands every Person who is present and entitled to vote, whether as a Noteholder or as proxy for one or more Noteholders or both, shall have one vote. On a poll each Noteholder present in person or represented by a duly appointed proxy shall be entitled to one vote in respect of each $1,000 principal amount of Notes held by such Holder on the record date fixed for the meeting. A proxy need not be a Noteholder. In the case of joint registered Holders of a Note, any one of them present in person or by proxy at the meeting may vote in the absence of the other or others; but in case more than one of them are present in person or by proxy, they shall vote together in respect of the Notes of which they are joint registered Holders. Subject to the provisions of Section 9.9, in the case of Notes held by a Person other than an individual, an officer or representative of such Person may vote the Notes held by it unless there shall be more than one officer or representative of such Person present at the meeting, and those officers or individuals present do not agree on how the Notes may be voted, in which case a written proxy shall be required to determine who may vote the Notes and how such Notes are to be voted.

A Noteholder may appoint or cause to be appointed a Person or Persons as proxies and shall designate the number of votes entitled to each such Person, and each such Person shall be entitled to be present at any meeting of Noteholders and shall be the Persons entitled to vote at such meeting in accordance with the number of votes so designated.

Regulations

9.9 The Note Trustee, or the Company with the approval of the Note Trustee, may from time to time make and from time to time vary such regulations as it shall from time to time think fit providing for or governing the following:

(a) voting by proxy by the Holders and the form of the instrument appointing a proxy (which shall be in writing) and the manner in which the same shall be executed and for the production of the authority of any Person signing a proxy on behalf of a Noteholder;

(b) the deposit of instruments appointing proxyholders at such place as the Note Trustee, the Company or the Noteholders convening a particular meeting, as the case may be, may in the notice convening the meeting direct and the time, if any, before the holding of the meeting or any adjournment thereof by which the same shall be deposited; and

(c) the deposit of instruments appointing proxyholders at some approved place or places other than the place at which a particular meeting is to be held and enabling particulars of such instruments appointing proxyholders to be mailed, faxed or otherwise provided before the meeting to the Company or to the Note Trustee at the place where the same is to be held and for the voting of proxies so deposited as though the instruments themselves were produced at the meeting.

Any regulations so made shall be binding and effective and the votes given in accordance therewith shall be valid and shall be counted. Save as such regulations may provide, the only Persons who shall be recognized at any meeting of the Holders of any Notes, or as entitled to vote or be present at the meeting in respect thereof, shall be registered Noteholders and Persons whom Noteholders have duly appointed as their proxies.

The Company and Note Trustee May Be Represented

9.10 The Company and the Note Trustee, by their respective officers, employees and directors, and the legal advisers of the Company and the Note Trustee may attend any meeting of the Noteholders, but shall have no vote as such unless such person is also a Noteholder.

Powers Exercisable by Extraordinary Resolution

9.11 In addition to the powers conferred upon them by any other provisions of this Note Indenture or by law, a meeting of the Noteholders shall have the following powers exercisable from time to time by Extraordinary Resolution:

(a) power to approve any change whatsoever in any of the provisions of this Note Indenture, the Notes, the Collateral Agency Agreement or any other Security Document and any modification, abrogation, alteration, compromise or arrangement of the rights of the Noteholders and/or the Note Trustee against the Company or against its undertaking, property and assets or any part thereof whether such rights arise under this Note Indenture, the Notes, the Collateral Agency Agreement or any other Security Documents or otherwise, provided that in the event such modification, alteration or alternative arrangement may impinge upon or change the duties of the Note Trustee, such power may only be exercised with the prior consent of the Note Trustee;

(b) power to direct the Note Trustee to approve any scheme for the reconstruction or reorganization of the Company or any Subsidiary or for the consolidation, amalgamation or merger of the Company or any Subsidiary with or into any other Person or for the sale, lease, transfer or other disposition of the undertaking, property and assets of the Company or any Subsidiary or any part thereof;

(c) power to direct or authorize the Note Trustee or the Collateral Agent to exercise any power, right, remedy or authority given to it by this Note Indenture, the Notes, the Collateral Agency Agreement or any other Security Document in any manner specified in such Extraordinary Resolution (subject to the Note Trustee or the Collateral Agent, as the case may be, being sufficiently funded and indemnified to its reasonable satisfaction) or to refrain from exercising any such power, right remedy or authority;

(d) power to waive and direct the Note Trustee to waive any Default hereunder either unconditionally or upon any conditions specified in such Extraordinary Resolution;

(e) power to restrain any Noteholder from taking or instituting any suit, action or proceeding for the purpose of enforcing payment of any Amount Payable;

(f) power to direct any Noteholder who, as such, has brought any action, suit or proceeding to stay or discontinue or otherwise deal with the same upon payment if the taking of such action, suit or proceeding shall have been permitted by Section 7.6, of the costs, charges and expenses reasonably incurred by such Noteholder in connection therewith;

(g) power to appoint a committee to consult with the Note Trustee (and to remove any committee so appointed) and to delegate to such committee (subject to such limitations, if any, as may be prescribed in such resolution) all or any of the powers which the Noteholders may exercise by Extraordinary Resolution under this Section 9.11; the Extraordinary Resolution making such appointment may provide for payment of the expenses and disbursements of and compensation to such committee and the Note Trustee; such committee shall consist of such number of individuals (who need not be Noteholders) as shall be prescribed in the Extraordinary Resolution appointing it; subject to the Extraordinary Resolution appointing it every such committee may elect its chairman and may make regulations respecting its quorum, the calling of its meetings, the filling of vacancies occurring in its number, the manner in which it may act and its procedure generally and such regulations may provide that the committee may act at a meeting at which a quorum is present or may act by resolution signed in one or more counterparts by a majority of the members thereof or the number of members thereof necessary to constitute a quorum, whichever is the greater; all acts of any such committee within the authority delegated to it shall be binding upon all Noteholders;

(h) power to agree to any compromise or arrangement with any creditor or creditors or any class or classes of creditors, whether secured or otherwise, and with holders of any Common Shares or other securities of the Company or any Subsidiary;

(i) power to authorize the distribution in specie of any shares, bonds, debentures, notes or other securities or obligations and/or cash or other consideration received by the Note Trustee on behalf of Noteholders or the use or disposition of the whole or any part of such shares, bonds, debentures, notes or other securities or obligations and/or cash or other consideration in such manner and for such purpose as may be considered advisable and specified in such Extraordinary Resolution;

(j) power to approve the exchange of the Notes for or the conversion thereof into shares, bonds, debentures, notes or other securities or obligations of the Company or any Subsidiary or of any Person formed or to be formed other than in accordance with this Note Indenture;

(k) power to remove the Note Trustee or the Collateral Agent from office and to appoint a new Note Trustee , Collateral Agent, Note Trustee or Note Trustees;

(l) power to amend, alter or repeal any Extraordinary Resolution previously passed or approved by the Noteholders or by any committee appointed pursuant to Section 9.11(g);and except as otherwise provided in this Note Indenture, all other powers of and matters to be determined by the Noteholders may be exercised or determined from time to time by Ordinary Resolution and any of the foregoing powers may not adversely affect any right of the Company, unless the Company consents in writing.

Meaning of “Ordinary Resolution”

9.12 The expression “Ordinary Resolution” when used in this Note Indenture means, a resolution proposed to be passed as an Ordinary Resolution at a meeting of Noteholders duly convened for that purpose and held in accordance with the provisions of this Article 9 at which a quorum of Noteholders is present in and passed by the affirmative votes of the Noteholders present in person or represented by proxy who hold more than 50% of the aggregate principal amount of Notes voted in respect of such resolution.

Meaning of “Extraordinary Resolution”

9.13 The expression “Extraordinary Resolution” when used in this Note Indenture means, subject as hereinafter provided in this Article 9, a resolution proposed to be passed as an extraordinary resolution at a meeting of Noteholders duly convened for that purpose and held in accordance with the provisions of this Article 9 at which the Holders of more than 51% of the aggregate principal amount of the Notes then outstanding are present in person or represented by proxy and passed by the affirmative votes of the Holders of not less than 66 2/3% of the aggregate principal amount of the Notes, present or represented by proxy at the meeting and voted in respect of such resolution.

If at any such meeting the holders of more than 51% of the aggregate principal amount of the Notes then outstanding are not present in person or by proxy within 30 minutes after the time appointed for the meeting, then the meeting, if convened by the Noteholders or pursuant to a Noteholder’s Request, shall be dissolved; but in any other case it shall be adjourned to such date, being not less than 10 nor more than 15 days later, and to such place and time as may be appointed by the chairman of the meeting. Not less than 5 days’ notice shall be given of the time and place of such adjourned meeting in the manner provided in Article 11. Such notice shall state that at the adjourned meeting the Noteholders present in person or represented by proxy shall form a quorum, but it shall not be necessary to set forth the purposes for which the meeting was originally called or any other particulars. At the adjourned meeting the Noteholders present in person or represented by proxy shall constitute a quorum and may transact the business for which the meeting was originally convened and a resolution proposed to be passed as an extraordinary resolution at such adjourned meeting and passed in accordance with Section 9.8 shall be an Extraordinary Resolution within the meaning of this Note Indenture, notwithstanding that the Holders of more than 51% of the aggregate principal amount of the Notes then outstanding, are not present in person or represented by proxy at such adjourned meeting.

Votes on an Extraordinary Resolution shall always be given on a poll and no demand for a poll on an Extraordinary Resolution shall be necessary.

Powers Cumulative

9.14 It is hereby declared and agreed that any one or more of the powers and/or any combination of the powers in this Note Indenture stated to be exercisable by the Noteholders by Extraordinary Resolution or otherwise may be exercised from time to time and the exercise of any one or more of such powers or any combination of powers from time to time shall not be deemed to exhaust the right of the Noteholders to exercise the same or any other such power or powers or combination of powers thereafter from time to time.

Minutes

9.15 Minutes of all resolutions and proceedings at every meeting of Noteholders shall be made and duly entered in books to be provided for that purpose by the person appointed by the Company at the expense of the Company, and any such minutes, if signed by the chairman of the meeting at which such resolutions were passed or proceedings had, or by the chairman of the next succeeding meeting of the Noteholders, shall be prima facie evidence of the matters therein stated and, until the contrary is proved, every such meeting, in respect of the proceedings of which minutes shall have been made, shall be deemed to have been duly held and convened, and all resolutions passed or proceedings had thereat to have been duly passed and had.

Signed Instruments

9.16 Any action which may be taken and any power which may be exercised by the Noteholders at a meeting held as hereinbefore in this Article 9 provided may also be taken and exercised by instrument in writing signed in one or more counterparts by the Holders of not less than 50%, in the case of an Ordinary Resolution, or not less than 66 2/3%, in the case of an Extraordinary Resolution, of the aggregate principal amount of the outstanding Notes and the expressions “Ordinary Resolution” and “Extraordinary Resolution” when used in this Note Indenture shall include an instrument so signed. Notice of any Ordinary Resolution or Extraordinary Resolution passed in accordance with this Section 9.16 shall be given by the Note Trustee to the Holders of Notes within 15 days of the date on which such Ordinary Resolution or Extraordinary Resolution was passed.

Binding Effect of Resolutions

9.17 Every resolution and every Extraordinary Resolution passed in accordance with the provisions of this Article 9 at a meeting of Noteholders shall be binding upon all the Noteholders, whether present at or absent from such meeting, and every instrument signed by Noteholders in accordance with Section 9.16 shall be binding upon all the Noteholders, whether signatories thereto or not, and each and every Noteholder and the Note Trustee (subject to the provisions for its funding and indemnity herein contained) shall be bound to give effect to every such resolution, Extraordinary Resolution and instrument in writing.

Evidence of Rights of Noteholders

9.18 Any request, direction, notice, consent or other instrument which this Note Indenture may require or permit to be signed or executed by the Noteholders may be in any number of concurrent instruments of similar tenor and may be signed or executed by such Noteholders in person or by attorney duly appointed in writing. Proof of the execution of any such request, direction, notice, consent or other instrument or of a writing appointing any such attorney shall be sufficient for any purpose of this Note Indenture if made in the following manner, namely, the fact and date of the execution by any Person of such request, direction, notice, consent or other instrument or writing may be proved by the certificate of any notary public, or other officer authorized to take acknowledgments of deeds to be recorded at the place where such certificate is made, that the Person signing such request, direction, notice, consent or other instrument or writing acknowledged to him the execution thereof, or by an affidavit of a witness of such execution or in any other manner which the Note Trustee may consider adequate.

The Note Trustee may, nevertheless, in its discretion, require further proof in cases where it considers further proof necessary or desirable or may accept such other proof as it shall consider proper.

Record Date

9.19 If the Company shall solicit from the Holders any request, demand, authorization, direction, notice, consent, waiver or other action, the Company may, at its option, by or pursuant to a resolution duly passed by the Directors certified by a senior officer of the Company to be in full force and effect, fix in advance a record date for determination of such Holders entitled to provide such request, demand, authorization, direction, notice, consent, waiver or other action, but the Company shall have no obligation to do so. Any such record date shall be the record date specified in or pursuant to such certified resolution.

If such a record date is fixed, such request, demand, authorization, direction, notice, consent, waiver or other action may be given before or after such record date, but only the Holders of record at the close of business on such record date shall be deemed to be Holders for the purposes of determining whether Holders of the requisite proportion of Notes then outstanding have authorized or agreed or consented to such demand, authorization, direction, notice, consent, waiver or other action, and for this purpose the Notes then outstanding shall be computed as of such record date.

ARTICLE 10 NOTICES

Notice to the Company

10.1 Any notice to the Company under the provisions of this Note Indenture shall be valid and effective if delivered personally by courier or by facsimile transmission to, or, subject to Section 10.4, if given by registered mail, postage prepaid, addressed to, the Company at Suite 520-609 Granville Street, Vancouver, BC V7Y 1G5 Canada, facsimile no. 604 682 4009, Attention Chief Executive Officer and shall be deemed to have been given on the date of delivery personally or by facsimile or e-mail transmission if so delivered prior to 5:00 pm. (Vancouver time) on a Business Day and otherwise on the next Business Day or on the third Business Day after such letter has been mailed, as the case may be. The Company may from time to time notify the Note Trustee of a change in address which thereafter, until changed by further notice, shall be the address of the Company for all purposes of this Note Indenture.

Notice to Noteholders

10.2 Except as otherwise expressly provided herein, all notices to be given hereunder to Noteholders shall be valid and effective if such notice is delivered personally, by courier or, subject to Section 10.4, sent by first class mail, postage prepaid, or by electronic communication addressed to such Holders at their post office addresses or by electronic communication details appearing in any of the registers hereinbefore mentioned. Any notice so delivered or sent by electronic communication or mail shall be deemed to have been given on the day upon which it is delivered or sent, as the case may be.

Notice to the Note Trustee

10.3 Any notice to the Note Trustee under the provisions of this Note Indenture shall be valid and effective if delivered personally, by courier or by facsimile transmission to, or, subject to Section 10.4, if given by registered mail, postage prepaid, addressed to the Note Trustee at its principal corporate trust office at Third Floor, 510 Burrard Street, Vancouver, British Columbia V6C 3B9, Tel: 1 604 661 9400, Fax : 1 604 661 9403, Attention: Corporate Trust, General Manager, and shall be deemed to have been given on the date of delivery personally or by facsimile transmission if so delivered prior to 5:00 p.m. (Vancouver time) on a Business Day and otherwise on the next Business Day or on the third Business Day after such letter has been mailed, as the case may be. The Note Trustee may from time to time notify the Company of a change in address which thereafter, until changed by further notice, shall be the address of the Note Trustee for all purposes of this Note Indenture.

Mail Service Interruption

10.4 If the Note Trustee determines that mail service is or is threatened to be interrupted at the time when the Note Trustee is required or elects to give any notice to the Noteholders hereunder, the Note Trustee shall, notwithstanding the provisions hereof, give such notice at the Company’s expense by means of publication in The Globe and Mail national edition, or any other English language daily newspaper or newspapers of general circulation in Canada and in a French language daily newspaper of general circulation in the Province of Quebec, once in each of two successive weeks, and any notice so published shall be deemed to have been given on the latest date on which the publication takes place.

If by reason of any actual or threatened interruption of mail service due to strike, lock-out or otherwise, any notice to be given to the Note Trustee or to the Company would be unlikely to reach its destination in a timely manner, such notice shall be valid and effective only if delivered personally, by courier or facsimile transmission in accordance with Section 10.1 or Section 10.3, as the case may be.

Waiver of Notice

10.5 Any notice provided for in this Note Indenture may be waived in writing by the Person entitled to receive such notice, either before or after the event, and such waiver shall be the equivalent of such notice. Waivers of notice by Noteholders shall be filed with the Note Trustee, but such filing shall not be a condition precedent to the validity of any action taken in reliance upon such waivers.

ARTICLE 11 CONCERNING THE NOTE TRUSTEE

Indenture Legislation

11.1 In this Article 11, the term “Indenture Legislation” means the provisions, if any,

of any statute of Canada or a province or territory thereof, and of the regulations under any such statute, relating to indentures and to the rights, duties and obligations of trustees under indentures, to the extent that such provisions are at the time in force and applicable to this Note Indenture or the Company or the Note Trustee.

If and to the extent that any provision of this Note Indenture limits, qualifies or conflicts with a mandatory requirement of Indenture Legislation, such mandatory requirement shall prevail.

At all times in relation to this Note Indenture and any action to be taken hereunder, the Company and the Note Trustee each shall observe and comply with Indenture Legislation and the Company, the Note Trustee and each Noteholder shall be entitled to the benefits of the Indenture Legislation.

Corporate Note Trustee Required Eligibility

11.2 The Note Trustee shall at all times be a corporation organized under the laws of Canada or any province thereof and represents to the Company that, at the date of execution and delivery by it of this Note Indenture, it is duly authorized and qualified to carry on the business of a trust company in each of the provinces and territories of Canada. If at any time the Note Trustee shall cease to be eligible in accordance with this Article 11, it shall resign immediately in the manner and with the effect thereafter specified in this Article 11.

No Conflict of Interest

11.3 The Note Trustee represents to the Company that, at the date of the execution and delivery of this Note Indenture, the Note Trustee is not aware of any material conflict of interest or potential conflict of interest in the role of the Note Trustee as a fiduciary hereunder. If at any time a material conflict of interest exists in the Note Trustee’s role as a fiduciary hereunder the Note Trustee shall, within 90 days after ascertaining that such a material conflict of interest exists, either eliminate the same or else resign from the trusts hereunder by giving notice in writing to the Company at least 30 days prior to such resignation is to take effect and shall on such date be discharged from all further duties and liabilities hereunder. If any such material conflict of interest exists or hereafter shall exist the validity and enforceability of this Note Indenture and the Notes shall not be affected in any manner whatsoever by reason only of the existence of a material conflict of the Note Trustee.

Rights and Duties of Note Trustee

11.4 In the exercise of the rights, powers and duties prescribed or conferred by the terms of this Note Indenture, the Note Trustee shall act honestly and in good faith with a view to the best interests of the Noteholders as a whole and exercise that degree of care, diligence and skill that a reasonably prudent trustee would exercise in comparable circumstances, and shall duly observe and comply with the provisions of any legislation and regulations which relate to the functions or role of the Note Trustee as a fiduciary hereunder.

The obligation of the Note Trustee to commence or continue any act, action or proceeding for the purpose of enforcing any rights of the Note Trustee or the Noteholders hereunder shall be conditional upon the Noteholders furnishing, when required by notice in writing by the Note Trustee: (i) sufficient funds to commence or continue such act, action or proceeding and (ii) an indemnity reasonably satisfactory to the Note Trustee to protect and hold harmless the Note Trustee, its officers, directors, employees and agents against the costs, charges and expenses and liabilities to be incurred thereby and any loss and damage it may suffer by reason thereof. None of the provisions contained in this Note Indenture shall require the Note Trustee to expend or risk its own funds or otherwise incur financial liability in the performance of any of its duties or in the exercise of any of its rights or powers unless funded and indemnified as aforesaid.

The Note Trustee may, before commencing or at any time during the continuance of any such act, action or proceeding, require the Noteholders at whose instance it is acting to deposit with the Note Trustee the Notes held by them, for which Notes the Note Trustee shall issue receipts.

Every provisions of this Note Indenture that by its terms relieves the Note Trustee of liability or entitles it to rely upon any evidence submitted to it is subject to the provisions of the Indenture Legislation.

The Note Trustee shall not be bound to give any notice or do or take any act, action or proceeding by virtue of the powers conferred on it hereby unless and until it shall have been required so to do under the terms hereof nor shall the Note Trustee be required to take notice of any default hereunder, unless and until notified in writing of such default which notice shall distinctly specify the default desired to be brought to the attention of the Note Trustee and in the absence of any such notice the Note Trustee may for all purposes of this Note Indenture conclusively assume that no default has been made in the observance or performance of any of the representations, warranties, covenants, agreements or conditions contained herein. Any such notice shall in no way limit any discretion herein given the Note Trustee to determine whether or not the Note Trustee shall take action with respect to any default.

Evidence Experts and Advisers

11.5 In addition to the reports, certificates, opinions, statutory declarations and other evidence required by this Note Indenture, the Company shall furnish to the Note Trustee such additional evidence of compliance with any provisions hereof, and in such form, as may be prescribed by Indenture Legislation or as the Note Trustee may reasonably require by written notice to the Company.

The Note Trustee shall be protected in acting and not acting and relying upon any written notice, request, waiver, consent, certificate, receipt, statutory declaration, opinion, report or other paper or document furnished to it not only as to its due execution and the validity and the effectiveness of its provisions, but also as to the truth, acceptability and accuracy of any information therein contained which it in good faith believes to be genuine and what it purports to be.

The Note Trustee may employ or retain such counsel, auditors, accountants, appraisers or other experts or advisers, whose qualifications give authority to any opinion or report made by them, as it may reasonably require for the purpose of determining and discharging its duties hereunder and shall not be responsible for any misconduct, negligence or fraud on the part of any of them. The Note Trustee may act and rely and shall be protected in acting and relying in good faith on the opinion or advice of or information obtained from any counsel, auditor, accountant, appraiser or other expert or adviser. The remuneration, costs and expenses of any such counsel, auditor, accountant, appraiser or other expert or advisor shall be paid by the Company.

The Note Trustee may act and rely and shall be protected in acting and not acting and relying in good faith on the opinion or advice of or information obtained from any counsel, accountant appraiser, engineer or other expert or advisor, whether retained or employed by the Company or by the Note Trustee, in relation to any matter arising in the administration of the trusts hereof.

Note Trustee May Deal in Notes

11.6 The Note Trustee may buy, sell, lend upon and deal in the Notes or other securities of the Company, either with the Company or otherwise and generally contract and enter into financial transactions with the Company or otherwise, without being liable to account for any profits made thereby.

Note Trustee Not Required to Give Security

11.7 The Note Trustee shall not be required to give any bond or security in respect of the execution of the trusts and powers of this Note Indenture or otherwise in respect of this Note Indenture.

Protection of Note Trustee

11.8 By way of supplement to the provisions of any law for the time being relating to trustees, it is expressly declared and agreed as follows:

(a) the Note Trustee, its directors, officers, employees, and agents, and all of their respective representatives, heirs, successors and assigns (collectively the “Indemnified Parties”) will at all times be indemnified and saved harmless by the Company from and against all claims, demands, losses, actions, causes of action, costs, charges, expenses, damages and liabilities whatsoever arising in connection with this Note Indenture (except any loss, expense, claim, proceeding, judgment or liability described in Section 11.9), including, without limitation, those arising out of or related to actions taken or omitted to be taken by the Note Trustee contemplated hereby, legal fees and disbursements on a solicitor and client basis and costs and expenses incurred in connection with the enforcement of this indemnity, which the Note Trustee may suffer or incur, whether at law or in equity, in any way caused by or arising, directly or indirectly, in respect of any act, deed, matter or thing whatsoever made, done, acquiesced in or omitted in or about or in relation to the execution of its duties as Note Trustee and including any act, deed, matter or thing in relation to the registration, perfection, release or discharge of security. The foregoing provisions of this subsection do not apply to the extent that in any circumstances where the Note Trustee or its employees or agents were grossly negligent or acted with wilful misconduct in relation to their obligations hereunder. This indemnity shall survive the termination of this Note Indenture or the resignation or termination of the Note Trustee;

(b) the Note Trustee shall not be liable for or by reason of any statements of fact or recitals in this Note Indenture or in the Notes (except the representation contained in Section 11.13 and in the certificate of the Note Trustee on the Notes) or required to verify the same, but all such statements or recitals are and shall be deemed to be made by the Company;

(c) nothing herein contained shall impose any obligation on the Note Trustee to see to or to require evidence of the registration or filing (or renewal thereof) of this Note Indenture or any instrument ancillary or supplemental hereto;

(d)	the Note Trustee shall not be bound to give notice to any Person of the execution hereof;

(e) the Note Trustee shall not incur any liability or responsibility whatever or be in any way responsible for the consequence of any breach on the part of the Company of any of the covenants herein contained or of any acts of the agents or the Company;

(f) notwithstanding any other provisions of this Note Indenture, the Note Trustee shall have no obligation to transfer any Notes unless provided with such documents as it deems satisfactory, acting reasonably;

(g) the Note Trustee shall incur no liability with regard to the delivery or non delivery of any certificate, whether delivered by hand, mail or other means; and

(h) the Note Trustee shall be required to disburse moneys according to this Note Indenture only to the extent that moneys have been deposited with it. The Note Trustee shall incur no liability for moneys deposited otherwise than with the Note Trustee.

In addition to and without limiting any other protection hereunder or otherwise by law of the Indemnified Parties, the Company indemnifies, defends and saves harmless the Indemnified Parties from and against any and all liabilities, losses, claims, damages, penalties, fines, actions, suits, demands, levies, assessments, costs, charges, expenses and disbursements (including, without limitation, any and all legal and advisor fees and disbursements) (collectively, “Liabilities”) of whatever kind or nature which may at any time be suffered by, imposed upon, incurred by or asserted against Indemnified Parties, whether groundless or otherwise, howsoever arising from or out of any act, omission or error of the Note Trustee made in connection with its acting as Note Trustee hereunder. Notwithstanding any other provision hereof, the obligations provided for in this section shall survive any termination of the trusts created hereby, whether by reason of removal or resignation of the Note Trustee, termination or discharge of this Indenture or otherwise.

The Note Trustee may act and rely and shall be protected in acting and relying upon any resolution, certificate, statement, instrument, opinion, report, notice, request, consent, order, letter, telegram, cable, facsimile or other paper or electronic document believed by it to be genuine and to have been signed, sent or presented by or on behalf of the proper party or parties.

Environmental Indemnity

11.9 The Company hereby indemnifies and holds harmless the Indemnified Parties against any loss, expenses, claim, proceedings, judgment, liability or asserted liability (including strict liability and including costs and expenses of abatement and remediation of spills or releases of contaminants and including liabilities of the Indemnified Parties to third parties (including governmental agencies) in respect of bodily injuries, property damage, damage to or impairment of the environment or any other injury or damage and including liabilities of the Indemnified Parties to third parties for the third parties’ foreseeable and unforeseeable consequential damages) incurred as a result of:

(a)	the administration of the trust created hereby;
(b)	the exercise by the Note Trustee of any rights hereunder or under the Security Documents;

which result from or relate, directly or indirectly, to:

(a) the presence or release of any contaminants, by any means or for any reason, on the Secured Assets, whether or not release or presence of the contaminants was under the control, care or management of the Company or of a previous owner, or of a tenant;

(b)	any contaminant present on or released from any contiguous property to the Secured Assets; or
(c)	the breach or alleged breach of any Environmental Laws by the Company.

For purposes of this Section, “liability” shall include (a) liability of an Indemnified Party for costs and expenses of abatement and remediation of spills and releases of contaminants, (b) liability of an Indemnified Party to a third party to reimburse the third party for bodily injuries, property damages and other injuries or damages which the third party suffers, including (to the extent, if any, that the Indemnified Party is liable therefor) foreseeable and unforeseeable consequential damages suffered by the third party and (c) liability of the Indemnified Party for damage suffered by the third party, (d) liability of an Indemnified Party for damage to or impairment of the environment and (e) liability of an Indemnified Party for court costs, expenses of alternative dispute resolution proceedings, and fees and disbursements of expert consultants and legal counsel on a solicitor and client basis.

Investment of Funds

11.10 Upon receipt of a written direction from the Company, the Note Trustee shall invest the funds in its name in accordance with such direction provided that the funds shall be invested in (a) short term obligations guaranteed by the Federal Government of Canada, (b) GICs, (c) interest bearing accounts, or (d) any other interest bearing investment, in the case of (b), (c) or (d) issued by a Canadian chartered bank or of the Note Trustee. Any direction from the Company to the Note Trustee shall be in writing and shall be provided to the Note Trustee no later than 9:00 am. (Toronto time) on the day on which the investment is to be made. Any such direction received by the Note Trustee after 9:00 a.m (Toronto time) or received on a non- Business Day, shall be deemed to have been given prior to 9:00 a.m. (Toronto time) the next Business Day.

hi the event that the Note Trustee does not receive a direction or only a partial direction, the Note Trustee may hold cash balances constituting part or all of the funds and may, but need not, invest same in its deposit department or the deposit department of one of its Affiliates; but the Note Trustee and its Affiliates shall not be liable to account for any profit or losses to any parties to this Note Indenture or to any other Person other than at a rate, if any, established from time to time by the Note Trustee or one of its Affiliates.

Action by Note Trustee to Protect Interests

11.11 The Note Trustee shall have the power to institute and maintain all and any such actions, suits or proceedings and to take any other action as it may consider necessary or expedient to preserve, protect or enforce its interests and the interests of the holders of the Notes.

Replacement of Note Trustee

11.12 The Note Trustee may resign from the trusts hereunder and thereupon be discharged from all further duties and liabilities hereunder by giving to the Company 60 days’ notice in writing or such shorter notice as the Company may accept as sufficient. The Noteholders by Extraordinary Resolution shall have power at any time to remove the Note Trustee and to appoint a new trustee hereunder. In the event of the Note Trustee resigning or being removed as aforesaid or being dissolved, becoming bankrupt, going into liquidation or otherwise becoming incapable of acting hereunder, the Company shall forthwith appoint a new trustee hereunder unless a new trustee has already been appointed by the Noteholders. Failing such appointment by the Company, the retiring trustee hereunder (at the expense of the Company) or any Noteholder may apply to the courts of British Columbia, on such notice as such courts may direct, for the appointment of a new trustee hereunder; but any trustee so appointed by the Company or by such courts shall be subject to removal as aforesaid by the Noteholders. Any new trustee hereunder appointed under any provision of this Section 11.12 shall, at the request of the Holders, be a corporation authorized and qualified to carry on the business of a trust company in each province and territory of Canada and every other jurisdiction where such authorization or qualification is necessary to enable it to act as a trustee hereunder, shall certify that it will not have any material conflict of interest upon becoming trustee hereunder, and shall accept the trusts herein declared and provided for. On any new appointment the new trustee shall be vested with the same powers, rights, duties and responsibilities as if it had been originally named herein as Note Trustee.

Any corporation into which the Note Trustee may be merged or with which it may be consolidated or amalgamated, or any corporation resulting from any merger, consolidation or amalgamation to which the Note Trustee shall be a party, shall be the successor Note Trustee under this Note Indenture without the necessity of the execution of any instrument or any further act.

Upon the written request of the successor trustee or of the Company, the Note Trustee ceasing to act shall, subject to the payment of its outstanding remuneration and expenses, execute and deliver an instrument assigning and transferring to such successor trustee, upon the trusts herein expressed, all the rights, powers and trusts of the Note Trustee so ceasing to act, and shall duly assign, transfer and deliver all property and money held by such Note Trustee to the successor trustee so appointed in its place. Should any deed, conveyance or instrument in writing from the Company be required by any new trustee for more fully and certainly vesting in and confirming to it such estates, properties, rights, powers and trusts, then any and all such deeds, conveyances and instruments in writing shall on request of such new trustee be made, executed, acknowledged and delivered by the Company.

Authority to Carry on Business

11.13 The Note Trustee represents to the Company that, at the date of execution and delivery by it of this Note Indenture it is authorized to carry on the business of a trust company in each of the provinces and territories of Canada but if, notwithstanding the provisions of this section, it ceases to be so authorized to cany on business, the validity and enforceability of this Note Indenture and the Notes issued hereunder shall not be affected in any manner whatsoever by reason only of such event but the Note Trustee shall, within 90 days after ceasing to be authorized to carry on the business of a trust company in each of the provinces and territories of Canada, either become so authorized or resign in the manner and with the effect specified in Section 11.12.

Acceptance of Trusts

11.14 The Note Trustee accepts the trusts and the appointment as trustee and transfer agent and Registrar of the Notes in this Note Indenture declared and provided for and agrees to perform the same upon the terms and conditions herein set forth and in trust for the various Persons who shall from time to time be Noteholders, subject to the terms and conditions herein set forth.

Limitation of Liability

11.15 The Note Trustee acknowledges that this Note Indenture shall be conclusively taken to have been executed by directors, or by officers of the Company, on behalf of the directors of the Company, only in their capacity as directors. The Note Trustee hereto hereby disavows any liability upon and waives any claim against holders of Common Shares and annuitants under plans of which holders of Common Shares act as trustee or carrier and the obligations created hereunder are not personally binding upon, nor shall resort be had to, nor shall recourse or satisfaction be sought from, the private property of any director or officer of the Company or any holder of Common Shares or such annuitant, but the property of the Company from time to time or a specific portion thereof only shall be bound. It is agreed that the benefit of this provision is restricted to the directors and officers of the Company, each holder of Common Shares issued by the Company and such annuitants and, solely for that purpose, the undersigned signing officers of the Company have entered into this provision as agent and trustee for and on behalf of the Company, each holder of Common Shares of the Company and each such annuitant.

Compensation

11.16 The Company will pay the Note Trustee compensation as agreed upon in writing for its services. The compensation of the Note Trustee is not limited by any law on compensation of a trustee of an express trust. The Company will reimburse the Note Trustee upon request of all reasonable out-of-pocket expenses, disbursements and advances properly incurred or made by the Note Trustee, including the reasonable compensation and expenses of the Note Trustee’s agents and counsel.

Compliance with Anti-Money Laundering and Suppression of Terrorism Legislation

11.17 The Note Trustee shall retain the right not to act and shall not be liable for refusing to act if, due to a lack of information or for any other reason whatsoever, the Note Trustee, in its sole judgment, determines that such act might cause it to be in non-compliance with any applicable anti-money laundering or anti-terrorist legislation, regulation or guideline. Further, should the Note Trustee, in its sole judgment, determine at any time that its acting under this Note Indenture has resulted in its being in non-compliance with any applicable anti-money laundering or anti-terrorist legislation, regulation or guideline, then it shall have the right to resign on 10 days written notice to the Company, provided that (i) the Note Trustee’s written notice shall describe the circumstances of such non-compliance; and (ii) if such circumstances are rectified to the Note Trustee’s satisfaction within such 10 day period, then such resignation shall not be effective.

Compliance with Privacy Code

11.18 The Company acknowledges that the Note Trustee may, in the course of providing services hereunder, collect or receive financial and other personal information about such parties and/or their representatives, as individuals, or about other individuals related to the subject matter hereof, and use such information for the following purposes:

(a) to provide the services required under this Note Indenture and other services that may be requested from time to time;

(b)	to help the Note Trustee manage its servicing relationships with such individuals;
(c)	to meet the Note Trustee’s legal and regulatory requirements; and

(d) if social insurance numbers are collected by the Note Trustee, to perform tax reporting and to assist in the verification of an individual’s identity for security purposes.

The Company acknowledges and agrees that the Note Trustee may receive, collect, use and disclose personal information provided to it or acquired by it in the course of its acting as trustee hereunder for the purposes described above and, generally, in the manner and on the terms described in its Privacy Code, which the Note Trustee shall make available on its website or upon request, including revisions thereto. Further, the Company agrees that it shall not provide or cause to be provided to the Note Trustee any personal information relating to an individual’ who is not a party to this Note Indenture unless the Company has assured itself that such individual understands and has consented to the aforementioned uses and disclosures.

Third Parties

11.19 The Company hereby represents to the Note Trustee that any account to be opened by, or interest to be held by, the Note Trustee in connection with this Note Indenture, for or to the credit of the Company, either (a) is not intended to be used by or on behalf of any third party; or (b) is intended to be used by or on behalf of a third party, in which case such party hereto agrees to complete and execute forthwith a declaration in the Note Trustee’s prescribed form as to the particulars of such third party.

Currency Indemnity

11.20 If the currency of account between the Company and the Note Trustee is in any currency other than Canadian Dollars (“foreign currency”), the specification of such foreign currency and the payment thereof is of the essence and such foreign currency shall be the currency of account in all events (the “Required Currency”). If under any applicable laws and whether pursuant to a judgment being made or registered against the Company or for any other reason, any payment of all or part of the indebtedness owing by the Company is made or is satisfied in a currency other than the Required Currency (the “Other Currency”), then to the extent that the payment (when converted into the Required Currency at the prevailing rate of exchange on the date of payment, or, if it is not practicable for the Note Trustee to purchase the Required Currency with the Other Currency on the date of payment, at the rate of exchange as soon thereafter as it is practicable for it to do so) actually received by the Note Trustee falls short of the amount of the indebtedness required to be paid, the Company shall, as a separate and independent obligation, indemnify and hold harmless the Note Trustee against the amount of such shortfall. For the purpose of this Note Indenture, “rate of exchange” means the rate at which the Note Trustee is able on a foreign exchange market selected by the Note Trustee on the relevant date to purchase the Required Currency with the Other Currency and shall take into account any premium and other reasonable costs of exchange.

ARTICLE 12 SUPPLEMENTAL NOTE INDENTURES

Supplemental Note Indentures

12.1 From time to time the Company (provided so authorized by a resolution of the

Directors) and the Note Trustee may without the consent of any Noteholder, and they shall, when expressly required by this Note Indenture, execute, acknowledge and deliver, by their proper officers, deeds or note indentures supplemental hereto, which thereafter shall form part hereof, for any one or more of the following purposes:

(a) adding to the provisions hereof, based on the opinion of Counsel, such additional covenants of the Company, enforcement provisions and other provisions for the protection of the Holders of the Notes and/or providing for Events of Default in addition to those herein specified;

(b) making such provisions not inconsistent with this Note Indenture as may be necessary or desirable with respect to matters or questions arising hereunder, including the making of any modifications in the form of the Notes which do not affect the substance thereof and which, in the opinion of the Note Trustee, it may be expedient to make, provided that in reliance upon the opinion of Counsel, the Note Trustee shall be of the opinion that such provisions and modifications will not be prejudicial to the interests of the Noteholders;

(c) evidencing the succession, or successive successions, of other Persons to the Company and the covenants of and obligations assumed by any such successor in accordance with the provisions of this Note Indenture;

(d)	giving effect to any Ordinary Resolution or Extraordinary Resolution passed as provided in Article 9;

(e) making any additions to, deletions from or alterations of the provisions of this Note Indenture (including any of the terms and conditions of the Notes) which, in the opinion of Counsel to the Note Trustee, are not prejudicial to the interests of the

Noteholders and which are necessary or advisable in order to incorporate, reflect or comply with Indenture Legislation;

(f) adding to or altering the provisions hereof in respect of the transfer of Notes, including provision for the exchange of Notes of different denominations, and making any modification in the form of the Notes which does not affect the substance thereof and which, in the opinion of the Note Trustee, in reliance upon the opinion of its Counsel, is not prejudicial to the interests of the Noteholders;

(g) correcting or rectifying any ambiguities, defective provisions, errors or omissions herein provided that in the opinion of the Note Trustee, in reliance upon the opinion of its Counsel, the rights of the Note Trustee and the Noteholders are in no way prejudiced thereby; and

(h) any other purpose not inconsistent with the terms of this Note Indenture provided that in the opinion of the Note Trustee, based on the opinion of Counsel, the rights of the Note Trustee and the Noteholders are in no way prejudiced thereby;

provided that the Note Trustee may in its sole discretion decline to enter into any such supplemental deeds or note indenture which, in its opinion, may not afford adequate protection to the Note Trustee when the same shall become operative.

Effect of Supplemental Note Indentures

12.2 Upon the execution of any supplemental note indenture relating to some or all

Notes, the Note Indenture shall be modified in accordance therewith, such supplemental note indenture shall form a part of this Note Indenture for all purposes in relation to such Notes, and every Holder of such Notes shall be bound thereby. Any supplemental note indenture providing for the issue of Notes may contain terms which add to, modify or negate any of the terms contained in this Note Indenture in relation to the Notes to be so issued, and to the extent that there is any difference between the terms of this Note Indenture and the terms contained in a supplemental note indenture, the terms contained in the supplemental note indenture shall be applicable to the Notes unless otherwise indicated in such supplemental note indenture; provided that no provision in a supplemental note indenture shall adversely affect the rights of Holders of Notes.

ARTICLE 13 EXECUTION

Counterparts and facsimile

13.1 This Note Indenture may be executed in counterparts and by electronic transmission of an authorized signature and each such counterpart shall be deemed to form part of one and the same document.

Language of Note Indenture

13.2 The parties agree that the English language shall be the sole language governing the interpretation of the terms and conditions of this Note Indenture.

Formal Date

13.3 For the purpose of convenience, this Note Indenture may be referred to as bearing the formal date of January 22, 2010, irrespective of the actual date of execution hereof.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF the parties hereto have executed this Note Indenture under the hands of their proper officers duly authorized in that behalf.

TIMMINS GOLD CORP.

Per:

Authorized Signatory

COMPUTERSHARE TRUST COMPANY OF CANADA

Per: Authorized Signatory Authorized Signatory

Per:

IN WITNESS WHEREOF the parties hereto have executed this Note Indenture under the hands of their proper officers duly authorized in that behalf.

TIMMINS GOLD-CORP.

per:

Authorized Signatory

COMPUTERSHARE TRUST COMPANY OF CANADA

Per:

Authorized Signatory

Per:

Authorized Signatory

SCHEDULE A COLLATERAL AGENCY AGREEMENT

(Please see attached.)

SCHEDULE B FORM OF DEFINITIVE NOTE

No. [•] TIMMINS GOLD CORP. Principal Amount

(existing under the laws of British Columbia) $

SENIOR SECURED NOTES

TIMMINS GOLD CORP. (the “Company”) for value received, hereby promises to pay:

[•]

the registered holder hereof (the “holder”), the following amounts (each an “Amount Payable”) in lawful money of the United States of America:

(a) on the fifth Business Day of each month starting with the second month during the Payment Period and ending with the fifth Business Day of the month immediately following the end of the Payment Period, an amount equal to the value of 1,667 troy ounces of gold based on the Index Price (as defined below) for such Business Day (expressed as an amount in Dollars) (each such amount, a “Payment Amount”);

(b) on the last Payment Date, in the event that, as at the last Payment Date, the aggregate of all Payment Amounts (the “Aggregate Repayment Amount”) is less than $18,375,000, an amount in cash equal to the amount by which the Aggregate Repayment Amount is less than $18,375,000;

(c) within five Business Days following the date on which any Change of Control occurs (the “Change of Control Date”), an amount equal to the greater of (i) the value of 20,000 troy ounces of gold based on the average daily Index Price for a 30-day period ending on the Change of Control Date relating to such Change of Control (expressed as an amount in Dollars) less the aggregate amount of the Payment Amounts previously paid by the Company to the Note Trustee, and (ii) $18,375,000 less the aggregate amount of the Payment Amounts previously paid by the Company to the Note Trustee; and

(d) upon the occurrence of any Event of Default, an amount equal to the greater of (i) the value of 20,000 troy ounces of gold based on the average daily Index Price for a 30-day period ending on the day such Event of Default occurs (or if several Events of Default exist at such time, the average daily Index Price for a 30-day period ending on the day that the first Event of Default occurred) (expressed as an amount in Dollars) less the aggregate amount of the Payment Amounts previously paid by the Company to the Note Trustee, and (ii) $18,375,000 less the aggregate amount of the Payment Amounts previously paid by the Company to the Note Trustee.

“Payment Period” means the period commencing on the last Business Day of each month during the period commencing August, 2010 and ending July, 2011.

“Index Price” means, at any time, the price per troy ounces of gold quoted by Bloomberg as at 5:00 prn Eastern Standard Time on the most recently ended Business Day (the “Bloomberg Price”), provided that if the Bloomberg Price is not available on such Business Day, then the Index Price shall be the price per troy ounces quoted by any other similar index reasonably selected by the Note Trustee (including COMEX or the London PM Fix).

The Company shall pay any Amount Payable by (i) forwarding or causing to be forwarded by same day delivery by 10:00 a.m. (Toronto time) at least two (2) Business Days prior to the applicable payment date, a certified cheque, bank draft or money order for such Amount Payable on the applicable payment date to the Paying Agent to be sent to the Holders of Notes for such payment at each Holder’s address appearing on the Register unless otherwise directed in writing by such Holder or, in the case of joint Holders, payable to all such joint Holders and addressed to one of them at the last address appearing in the Register and negotiable at par at each of the places at which an Amount Payable is payable; or (ii) by transferring to a Paying Agent via wire transfer or other electronic funds transfer, payment for such Amount Payable by 10:00 a.m. (Toronto time) at least two (2) Business Days prior to the applicable payment date to the Paying Agent for delivery to the Holder of Note on the Record Date for such payment, together with a direction to deliver such Amount Payable to such Holder via cheque at such Holder’s address appearing on the Register or, in the case of joint Holders, payable to all such joint Holders and addressed to one of them at the last address appearing in the Register. The forwarding of such cheque or the transferring of such payment and delivery of such direction shall satisfy and discharge the liability for the Amount Payable to the extent of the sum represented thereby unless such cheque is not paid on presentation at any of the places at which such Amount Payable is payable.

This Note is one of the Senior Secured Notes of the Company (the “Notes”) issued under the provisions of a note indenture (said note indenture as it may be supplemented or amended from time to time being herein referred to as the “Note Indenture”) dated January 22, 2010 between the Company and Computershare Trust Company of Canada (the “Note Trustee”).

Capitalized terms not otherwise defined herein shall have the meanings ascribed thereto in the Note Indenture. A copy of the Note Indenture is available for inspection at the offices of the Note Trustee.

Reference is hereby expressly made to the Note Indenture for a statement and description of the terms and conditions upon which this Note is issued and held and of the rights and remedies of the holder(s) of this Note, of the Company and of the Note Trustee with respect thereto all to the same effect as if the provisions of the Note Indenture were herein set forth, to all of which provisions the holder of this Note by acceptance hereof, assents in the event of any inconsistency between the provisions of this Note and the Note Indenture, the provisions of the Note Indenture shall prevail.

The Notes are issuable only as fully registered notes in denominations of $100,000 and integral multiples thereof. This Note is a direct obligation of the Company and is secured by a first charge on the Secured Assets subject only to the Permitted Encumbrances and the priority of security holders against certain of the Secured Assets thereunder. The Note Indenture contains restrictions on the right of the Company to incur additional indebtedness which is not Permitted Indebtedness, and to create, incur, assume or suffer to exist, certain Security Interests.

This Note may only be transferred upon compliance with the conditions prescribed in the Note Indenture, on the Register kept at the principal offices of the Note Trustee in the Cities of Vancouver, British Columbia or Toronto, Ontario and in such other place or places and/or by such other Registrars (if any) as the Company with the approval of the Note Trustee may designate by the registered holder hereof or its representatives or the holder’s attorney, duly appointed by an instrument in form and substance satisfactory to the Note Trustee or other Registrar and upon compliance with such reasonable requirements as the Note Trustee and/or other Registrar may prescribe.

This Note Indenture contains provisions making binding upon all holders of Notes outstanding thereunder resolutions passed at meetings of such holders held in accordance with such provisions and instruments signed by the holders of the outstanding Notes, which resolutions or instruments may have the effect of amending the terms of this Note or the Note Indenture.

The Note Indenture is and this Note shall be governed by and construed in accordance with the laws of the Province of British Columbia and the laws of Canada applicable therein.

All references to “dollars” and “$” in this Note are to lawful money of the United States of America.

This Note shall not become obligatory for any purpose until this Note shall have been certified by the Note Trustee for the time being under the Note Indenture.

IN WITNESS WHEREOF, TIMMINS GOLD CORP. has caused this Note to be signed by its duly authorized officers as of the day of January, 2010.

NOTE TRUSTEE’S CERTIFICATION

This Note is one of the Senior Secured Notes referred to in the Note Indenture herein mentioned. Date:

TIMMINS GOLD CORP.

Per:

Authorized Signatory

The above note is countersigned:

COMPUTERSHARE TRUST COMPANY OF CANADA

Per:

Authorized Signatory

Per:

Authorized Signatory

Schedule A FORM OF TRANSFER

THE NOTES REPRESENTED BY THIS CERTIFICATE MAY NOT BE TRANSFERRED TO A “U S. PERSON” OR TO ANY PERSON IN THE “UNITED STATES” AS SUCH TERMS ARE DEFINED IN REGULATIONS UNDER THE UNITED STATES SECURITIES ACT OF 1993, AS AMENDED (THE “U.S. SECURITIES ACT”)) OR TO ANY PERSON FOR THE ACCOUNT OR BENEFIT OF A U.S. PERSON OR A PERSON IN THE UNITED STATES, EXCEPT IN LIMITED CIRCUMSTANCES SPECIFIED IN THE NOTE INDENTURE,

TO: Timmins Gold Corp (the “Company”) c/o Computershare Trust Company of Canada

FOR VALUE RECEIVED, the undersigned hereby assign(s) and transfers unto:

the within Note of TIMMINS GOLD CORP. (or

$ principal amount thereof) and hereby irrevocably constitutes and appoints

, attorney to transfer the said aggregate principal amount

thereof on the books of TIMMINS GOLD CORP. referred to within with full power of substitution in the premises.

The undersigned hereby certifies that the transfer of such Note is not being made to, or, for the account or benefit of, and the offer of such Note was not made to, or, for the account or benefit of, and the person named above is not, and is not acting for the account or benefit of, a person in the “United States” or a “U. S person” (as such terms are defined in Regulation S under the U S. Securities Act) unless such transfer is exempt from registration under the U.S. Securities Act and all applicable state securities laws.

The undersigned hereby further certifies that the transfer of such Note is from (i) any fund managed by Sprott Asset Management L.P. (“SAM”) or Sprott Inc., (ii) SAM, (iii) Sprott Inc., or (iv) any of their respective Affiliates (as such term is defined in the Securities Act (Ontario)) to (A) any fund managed by SAM or Sprott Inc., (B) SAM, (C) Sprott Inc. or (D) any of their respective Affiliates.

Date:

Instructions: If the Note Certificate being transferred includes a legend restricting the transfer of the Notes pursuant to the U S. Securities Act. the Form of Transfer must be accompanied by either (a) a properly completed and executed declaration in form satisfactory to the Company to the effect that the transfer is being made outside the United States pursuant to Rule 904 of Regulation S under the U S Securities Act, or (b) a written opinion of counsel or other evidence reasonably satisfactory to the Company to the effect that the transfer is exempt from the registration requirements of tile U S. Securities Act and all applicable state securities laws

Signature of Transferor Name of Guarantor* Signature or Guarantor*

*Signature Guarantee: The signature on this Form of Transfer must correspond with the name as written upon the face of the certificate(s) in every particular, without alteration or enlargement, or any change whatsoever and must be guaranteed by a major Canadian Schedule 1 chartered bank or member of an acceptable Medallion Signature Guarantee Program (STAMP, SEMP, MSP). The Guarantor must affix a stamp bearing the actual words “Signature Guaranteed”. Signature guarantees are not accepted from Treasury Branches, Credit Unions or Caisse Populaires unless they are members of a Medallion Program

SCHEDULE C DESCRIPTION OF MINING RIGHTS

(Please see attached.)

San Francisco Summary of Mineral Concessions								
Mineral Concession Name	Title Number	Owner	Location (UTM Nad 27 Mex)	Mineral Concession Type	Area (hectares)	Location Date	Expiry Date	Bi-Annual Fee (US $)
San Francisco	198971	Molimentales del Noroeste, SA de CV.	488,675.174 E 3,359,396.801 N	Exploitation	48	Nov 13, 1993	Feb. 10, 2044	500
San Francisco Dos	209618	Molimentales del Noroeste, SA de CV.	488,675.174 E 3,359,396.801 N	Exploitation	315.671	Dec 4, 1996	Aug. 2, 2049	2,810
San Francisco Cuatro	219301	Molimentales del Noroeste, SA de CV.	488,675.174 E 3,359,396.801 N	Exploitation	5,189.70	Aug 18, 2000	Feb. 25, 2053	13,128
Llano II	197203	Molimentales del Noroeste, SA de CV.	483,652.702 E 3,356,290.081 N	Exploitation	500	Oct 23, 1986	Aug. 18, 2043	4,451
Llano III	197202	Molimentales del Noroeste, SA de CV.	483,652.702 E 3,356,290.081 N	Exploitation	500	Oct 23, 1986	Aug. 26, 2043	4,451
Llano IV	222787	Molimentales del Noroeste, SA de CV.	488,675.174E 3,359,396.801N	Exploitation	500	Aug 31, 2004	Aug 30, 2054	629
Llano V	222788	Molimentales del Noroeste, SA de CV	488,675.174E 3,359,396.801N	Exploitation	500	Aug 31, 2054	Aug 30, 2054	629
Total:	-	-	-	-	7,553.38	-	-	26,598

111

IS

3’366,000 N

3’364,000 N

SAN FRANCISCO CUATRO

TIT-219301 SUP. 5,189.7042 Has.

3’362,000 N

3’360,000 N

3’358,000 N

3’356,000 N

SCHEDULE D GUARANTEE AGREEMENTS

(Please see attached.)

SCHEDULE E PROJECT ASSET PLEDGE

(Please see attached.)

SCHEDULE F SCHEDULE OF USE OF PROCEEDS

HBdooc-7563063v1 8

USE OF PROCEEDS

US $ X1000 TOTAL

Primary Crusher Rehabilitation $94

Secondary Crushing $1,414

Leach Pad Construction $448

Leach Solutions Handling $528

Infrastructure $288

Indirect Costs $15

Ejido land purchase $30

Crushing pre expansion $870

Mining Pre-production $1,543

Working Capital $2,952

Subtotal $8,182

Value Added Tax (Approx.) $1,250

Total Initial Capital Including VAT and New Scope $9,432

Legal fees and disbursements of lender’s counsel $143

Exploration Cost $400

Insurance $700

Finders Fee $300

Inmobiliaria Payment $4,025

Cumulative Total $15,000

Exhibit 10.3

Exhibit 10.3

PROPERTY OPTION AGREEMENT

THIS OPTION AGREEMENT is made effective as of the 23rd day of November, 2010 (the “Effective Date”).

BETWEEN:

SOLTORO LTD. (“Soltoro”), a corporation organized under the laws of Canada, having an office at 20 Adelaide east, suite 400, Toronto, Ontario, Suite 400, Toronto, Ontario, M5C 2T6 and SOLTORO S.A. de C.V. (“Soltoro Mexico”), a corporation organized under the laws of Mexico and a wholly owned subsidiary of Soltoro, having an office at Teotihuacan 1661, Pinar de la Calma, Zapopan, Jalisco, C.P. 45080, Mexico.

(collectively, the “Optionor”)

AND:

TIMMINS GOLD CORP., a corporation organized under the laws of British Columbia, Canada, having an office at 609 Granville Street, Suite 520, Vancouver, British Columbia, V7Y 1G5 and TIMMINS GOLDCORP MEXICO S.A. de C.V., Blvd. Navarrete 125-12, Col. “Valle Verde, Hermosillo, Sonora, Mexico, 83200.

(collectively, the “Optionee”)

WHEREAS:

A. The Optionor is the legal and beneficial owner of a 100% interest in the Property which forms part of the Quila Concession, as more particularly described in Schedule “A” attached to and made a part of this Agreement.

B. The Optionor has agreed to grant an exclusive option to the Optionee to acquire a 100% undivided interest in and to the Property upon the terms and conditions hereinafter set forth, subject only to the Royalty (as defined herein);

NOW THEREFORE THIS AGREEMENT WITNESSETH that in consideration of the sum of $10 having been, paid by the Optionee to the Optionor and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged by the Optionor, the parties hereto agree as follows:

1. DEFINITIONS

For the purposes of this Agreement the following words and phrases shall have the following meanings:

1.1 “Affiliate” shall have the meaning attributed to it by the Business Corporations Act

(Ontario).

1.2 “After Acquired Properties” means any and all mineral interests not currently owned by Soltoro which are staked, located, granted or acquired by or on behalf of any party to this Agreement during the currency of this Agreement which are located, in whole or in part, east of the 60,000 easting line on the Quila Concession or within 2 kilometres of the northern and eastern perimeter of such part of the Quila Concession, as set forth in the map included in Exhibit 1 to Schedule & “A” attached hereto, which sets out in approximate manner the location and area of the After Acquired Properties, which are identified as the areas marked 1, 2, 3, 5, 6, 8.9 and part of 7 on the map.

1.3 “Agreement” means this Agreement, as the same may be amended, supplemented or modified from time to time.

1.4 “Buy-Back Right” means the right of the Optionee to purchase one-third of the Royalty (equal to 1% net smelter returns) from the Optionor by the payment of $1,000,000 and up to a maximum of two-thirds of the Royalty (equal to 2% net smelter returns) for $2,000,000.

1.5 “Cocula Property” means the mineral concessions and mining lots known as the Cocula claims located in the Municipality of San Martin Hidalgo, State of Jalisco, Mexico in which the Optionee has an option to acquire a 100% interest, pursuant to an agreement dated July 18, 2007, as amended June 1, 2009.

1.6 “Effective Date” means the date first written above.

1.7 “Exchange” means the TSX Venture Exchange.

1.8 “Exploration Expenditures” means all cash, expenses, obligations and liabilities, other than for personal injury or property damage, of whatever kind or nature spent or incurred directly or indirectly by the Optionee in connection with the maintenance, exploration or development of the Property or any portion thereof, including, monies expended in constructing, leasing or acquiring all facilities, buildings, machinery and equipment required in connection with. Exploration Work, in paying any taxes, fees, charges, payments or rentals (including payments in lieu, of assessment work) or otherwise to keep the Property in good standing (including any payment to or in respect of acquiring any agreement or confirmation from any holder of surface rights respecting the Property or any portion thereof), in carrying out any survey of the Property or any portion, thereof, in doing geophysical, geochemical and geological surveys, drilling, assaying and metallurgical testing, bulk sampling and pilot plant operations, in paying the fees, wages, salaries, travelling expenses and fringe benefits (whether or not required by law) of all persons engaged in work with respect to and for the benefit of the Property, or any portion thereof, in paying for the food, lodging and other reasonable needs of such persons, in preparing any reports and in supervising and managing any work done with respect to and for the benefit of the Property or any portion thereof, or in any other respects necessary for the due carrying out of the Exploration Work, provided, however, that the Operator’s overhead expenses shall not exceed 10% of the Exploration Expenses incurred directly on the Property and, provided further, that the Optionee shall be entitled to credit towards Exploration Expenditures its administrative or overhead expenses which shall not exceed 10% of the Exploration Expenses incurred directly on the Property. For greater certainty, Exploration Expenditures do not include any payments or expenditures made by the Optionee in respect of the acquisition of After Acquired Properties or any Exploration Work completed in respect of After Acquired Properties.

1.9 “Exploration Work” means every kind of work done on or in respect of the Property or the products therefrom by or under the direction of or on behalf of the Optionee and, without limiting the generality of the foregoing, includes assessment work, geophysical, geochemical and geological surveying, studies and mapping, investigating, drilling, designing, examining, equipping, improving, surveying, shaft sinking, raising, crosscutting and drifting, searching for, digging, trucking, sampling, working and procuring minerals, ores, metals and concentrates solely for test sample purposes, surveying and bringing any mineral claims or other interests to lease or patent, reporting and all other work usually considered to be prospecting, exploration, development and mining work.

1.10 “Operator” means that person or company acting as such pursuant to this Agreement.

1.11 “Option” means the option to acquire a 100% interest in and to the Property as provided for in Section 3.1 herein.

1.12 “Option Period” means the period during the term of this Agreement from the date hereof to and including the date of exercise of the Option.

1.13 “Property” means the mineral claims cast of the 60,000 easting line which form part of the Quila Concession owned toy the Optionor, described in Schedule “A” attached hereto, and the interest of the Optionor thereto, and any other permits or property interests of the Optionor incorporated into the Property by the terms of this Agreement.

1.14 “Quila Concession” means the mineral claims described in Schedule “A” attached hereto and the interest of the Optionor thereto.

1.15 “Royalty” means the net smelter returns royalty retained by the Optionor equal to 3% of net smelter returns on gold, base metals, precious metals and any other minerals derived from the Property, any After Acquired Properties and the Cocula Property (which are normally subject to net smelter returns) calculated and paid in accordance with the terms and conditions set out in Schedule “B” attached hereto.

1.16 In this Agreement, all dollar accounts are expressed in lawful currency of the United States of America.

1.17 The titles to the respective articles hereof shall not be deemed to be a part of this Agreement but shall be regarded as having been used for convenience only.

1.18 “Words used herein importing the singular number shall include the plural, and vice-versa, and words importing the masculine gender shall include the feminine and neuter genders, and vice-versa, and words importing persons shall include firms, partnerships and corporations.

2. REPRESENTATIONS AND WARRANTIES

2.1 The Optionee represents and warrants to the Optionor that:

(a)	it is a company duly incorporated, validly subsisting and in good standing with respect to filing of annual reports under the laws of the jurisdiction of its incorporation and is or will be qualified to do business and to hold an interest in the Property in the jurisdiction in which the Property is located;

(b)	it has full power and authority to carry on its business and to enter into this

Agreement and any agreement or instrument referred to or contemplated by this Agreement and to carry out and perform all of its obligations and duties hereunder;

(c) it has duly obtained, all authorizations for the execution, delivery and performance of this Agreement, and such execution, delivery and performance and consummation of the transactions herein contemplated will not conflict with, or accelerate the performance required by or result in any breach of any covenants or agreements contained in or constitute a default under, or result in the creation of any encumbrance, lien or charge under the provisions of its constating or initiating documents or any indenture, agreement or other instrument whatsoever to which it is a party or by which it is bound or to which it may be subject and will not contravene any applicable laws; and

(d) the option that the Optionee holds to acquire a 100% interest in the Cocula Property is in good standing and the Optionee is not in default of any of the provisions of the option.

2.2 The Optionor represents and warrants to the Optionee that:

(a)	it is a company duly incorporated, validly subsisting and in good standing with respect to filing of annual reports under the laws of the jurisdiction of its incorporation and is or will be qualified to do business and to hold an interest in the Property in the jurisdiction in which the Property is located;

(b)	it has full power and authority to carry on its business and to enter into this

Agreement and any agreement or instrument referred to or contemplated by this Agreement and to carry out and perform all of its obligations and duties hereunder;

(c)	it has duly obtained all authorizations for the execution, delivery and performance of this Agreement, and such execution, delivery and performance and consummation of the transactions herein contemplated will not conflict with, or accelerate the performance required, by or result in any breach of any covenants or agreements contained in or constitute a default under, or result in the creation of any encumbrance, lien or charge under the provisions of its constating or initiating documents or any indenture, agreement or other instrument whatsoever to which it is a party or by which it is bound or to which it may be subject and will not contravene any applicable laws;

(d)	it is the sole legal and beneficial owner of a 100% undivided interest in and to the Property;
(e)	the Property is free and clear of all liens, charges and encumbrances and is not subject to any right, claim or interest of any other person;

(f) the Property is in good standing under the laws of the jurisdiction in which the Property is located up to and including December 11, 2056;

(g) the Optionor has complied with all laws in effect in the jurisdiction, in which the Property is located with respect to the Property and such Property has been duly and properly staked and recorded in accordance with, such laws, and the Optionee may enter in, under or upon the Property for all purposes of this Agreement without making further payment to the Optionor, and the Optionor is not aware of any requirement to obtain the permission of any other person or any payment required to be made to any other person for such purposes; and

(h) there is no adverse claim or challenge against or to the ownership of or title to the Property or any portion thereof nor is there any basis therefore and. there are no outstanding agreements or options to acquire or purchase the Property or any portion thereof or interest therein and no person, has any royalty or interest whatsoever in production or profits from the Property or any portion thereof, and the Property is not the whole or substantially the whole of Soltoro’s or Soltoro Mexico’s assets or undertaking.

2.3 The representations and warranties hereinbefore set out are conditions on which the parties have relied in entering into this Agreement, are to be construed as both conditions and warranties and shall, regardless of any investigation which may have been made by or on behalf of any party as to the accuracy of such representations and warranties, survive the closing of the transaction contemplated hereby and each of the parties will indemnify and save the other harmless from all loss, damage, costs, actions and suits arising out of or in connection with any breach of any representation of warranty contained in this Agreement, and each party shall be entitled, in addition to any other remedy to which it may be entitled, to set off any such loss, damage or costs suffered by it as a result of any such breach against any payment required to be made by it to any other party hereunder.

3. GRANT AND MAINTENANCE OF OPTION

3.1 The Optionor hereby grants to the Optionee the sole and exclusive right and option to acquire a 100% undivided interest in and to the Property in accordance with the terms of this Agreement (the “Option”), subject only to the Royalty.

3.2 In order to keep the right and Option granted, to the Optionee in respect of the Property in good standing and in force and effect the Optionee shall be obligated to:

(a)	Payment of Funds

Pay to the Optionor:

(i)	the sum of $100,000 upon the Effective Date;

(ii) the additional sum of $150,000 on the first anniversary of the Effective Date;

(iii) the additional sum of $250,000 on the second anniversary of the Effective Date; and

(iv) the final additional sum of $500,000 on the third anniversary of the Effective Date.

(b)	Exploration Expenditures

Incur cumulative minimum Exploration Expenditures on the Property of:

(i)	$500,000 on or before the first anniversary of the Effective Date, provided that a minimum of $350,000 constitutes a firm commitment of the Optionee and must be incurred before this Option can be terminated;

(ii) an additional $750,000 on or before the second anniversary of the Effective Date; and

(iii) an additional $750,000 on or before the third anniversary of the Effective Date.

3.3 The Exploration Expenditures required to be made under Section 3.2(b) shall specifically exclude any acquisition or exploration expenditures made by the Optionee on the Cocula Property and any After Acquired Property. More specifically, the Exploration Expenditures required to be made pursuant to Section 3.2(b) may only be applied, to areas within the Property to which the Optionor holds title.

3.4 The Optionor recognizes that the acquisition by the Optionee of the Property may be subject to the approval of the Exchange. Where a variation in the terms of this Agreement is reasonably required by the Exchange, such changes will be deemed to be accepted by the parties hereto and form part of the terms of this Agreement.

3.5 If the Optionee fails to make the required payments or incur the required Exploration Expenditures in accordance with Section 3.2 herein within the time periods specified in Section 3.2 herein, then, this Agreement, the Option, and the Royalty shall immediately terminate.

During the term of this Option, the Operator shall be the Optionee.

3.6 During this time the Optionee shall in its capacity as Operator determine in its sole discretion, but after consultation with the Optionor, Exploration Work for the exploration and development of the Property. The Exploration Work shall take into consideration the minimum Exploration Expenditures to be incurred by the Optionee in each year pursuant to Section 3.2(b) of this Agreement, and the Optionee, as Operator, shall be allowed an amount for administration equal to 10% of the Exploration Expenditures to be incurred on the Property, which administrative charges shall constitute Exploration Expenditures for the purpose of Section. 3.2(b) of this Agreement.

3.7 Notwithstanding any other provision of this Agreement, if the optionee incurs

Exploration Expenditures exceeding the Exploration Expenditures required to be incurred during any of the periods described in subsection 3.2(b) as consideration, for and/or to maintain and exercise the Option, the Optionee may apply the excess Exploration Expenditures to reduce Exploration Expenditures otherwise required to be made by it to maintain or exercise the Option during the following or subsequent periods by a like amount. If the minimum Exploration Expenditures for a period are not made in accordance with Section 3.2(b), then in order to maintain the Option in good standing, the Optionee may pay to the Optionor a cash amount equal to the difference between the minimum Exploration Expenditures required for that period and the actual Exploration Expenditures incurred by the Optionee during the period.

4. EXERCISE OF OPTION

4.1 At such time as the Optionee has made all the required cash payments and Exploration

Expenditures in accordance with Section 3.2 herein within the time periods specified in Section 3.2 herein, then the Option, shall be deemed to have been, exercised by the Optionee, and the Optionee shall have thereby, without any further act, acquired a 100% undivided interest in and to the Property.

4.2. The parties have not created a partnership and nothing contained in this Agreement shall in any manner whatsoever constitute any party the partner, agent or legal representative of any other party, nor create any fiduciary relationship between them for any purpose whatsoever. No party shall have any authority to act for, or to assume any obligations or responsibility on behalf of, any other party except as may be, from time to time, agreed upon in writing between the parties or as otherwise expressly provided.

5. RIGHT OF ENTRY

5.1 Throughout the Option Period the Optionee, and its employees, agents and independent contractors, shall have the sole and exclusive right in respect of the Property to:

(a)	enter in, under or upon the Property and conduct Exploration Work;
(b)	have exclusive and quiet possession, thereof;
(c)	bring upon and erect upon the Property buildings, plant, machinery and equipment as the Optionee may deem advisable; and.

(d)	remove therefrom and dispose of reasonable quantities or ores, minerals and metals for the purpose of obtaining assays or making other tests.

6. VESTING OF INTEREST

6.1 Forthwith upon the Optionee exercising the Option, by performing the requirements of

Section 3.2, an undivided 100% interest in and to the Property shall vest, and shall be deemed for all purposes to have vested in the Optionee.

6.2. Forthwith upon the Optionee exercising the Option by performing the requirements of

Section 3.3, the Optionor shall deliver to the Optionee duly executed transfers of the mineral interests comprised in the Property in immediately recordable form in favour of the Optionee, free and clear of all liens, charges, encumbrances, security interests and adverse claims. The Optionee shall forthwith upon receipt record all transfers at its own cost with the appropriate mining recorders office to effect legal transfer of the Property into the name of the Optionee. The Optionee acknowledges that the Property consists of only part of the Quila Concession held by the Optionor and agrees that upon exercise of the Option, by the Optionee, the Optionor will immediately take all required steps to divide the Quila Concession according to the description of the Property set forth in Schedule “A” and the transfer the Property to the Optionee.

6.3 The Parties acknowledge the right and privilege of the Optionor and Optionee to file,

register and to otherwise deposit a copy of this Agreement in the appropriate recording office for the jurisdiction in which the Property is located and with any other governmental agencies to give third parties notice of this Agreement, and hereby agree, each with the others, to do or cause to be done all acts or things reasonably necessary to effect such filing, registration or deposit.

7. OBLIGATIONS OF THE OPTIONEE DURING THE OPTION PERIOD

7.1 The Optionee shall have full right, power and authority to do everything necessary or desirable to carry out the Exploration Work and to determine the manner of exploration and development of the Property and, without limiting the generality of the foregoing, the right, power and authority to:

(a)	regulate access to the Property, subject only to the right of the Optionor and its representatives to have access to the Property at all reasonable times for the purpose of inspecting work being done thereon, but at their own risk and expense;

(b)	employ and engage such, employees, agents and independent contractors as it may consider necessary or advisable to carry out its duties and obligations hereunder and in this connection to delegate any of its powers and rights to perform its duties and. obligations hereunder but the Optionee shall not enter into contractual relationship except on terms which are commercially competitive;

(c)	execute all documents, deeds and instruments, do or cause to be done all such acts and things and give all such assurances as may be necessary to maintain good and valid title to the Property and each party hereby irrevocably appoints the Optionee its true and lawful attorney to give effect to the foregoing and hereby agrees to indemnify and save the Optionee harmless from any and all costs, loss or damage sustained or incurred without gross negligence or bad faith by the Optionee directly or indirectly as a result of its exercise of its powers pursuant to this Subsection 7.l(c); and

(d)	conduct such title examinations and cure such title defects as may be advisable in the reasonable judgment of the Optionee.

7.2 During the Option Period the Optionee, as Operator, shall:

(a)	maintain in good standing those material claims comprised in the Property that are in good standing on the date hereof by the doing and filing of assessment work or the making of payments in lieu thereof, by the payment of taxes and rentals and the performance of all other actions which may be necessary in that regard and in order to keep such mineral claims free and clear of all liens and other charges arising from the Optionee’s activities thereon except those at the time contested in good faith by the Optionee;

(b)	permit the directors, officers, employees and designated, consultants of the

Optionor, at their own risk, access to the Property at all reasonable times, subject always to the confidentiality provisions of Section 14 herein, provided that the Optionor agrees to indemnify the Optionee against and to save it harmless from all costs, claims, liabilities and expenses that the Optionee may incur or suffer as a result of any injury (including injury causing death) to any director, officer, employee or designated consultant of the Optionor while on the Property;

(c)	deliver to the Optionor on or before March 30 in each year a report describing the results of the Exploration Work done in the last completed calendar year, together with reasonable details of Exploration Expenditures made;

(d)	conduct all work on the Property in a good and workmanlike fashion and in accordance with all applicable laws, regulations, orders and ordinances of any governmental authority; and

(e)	deliver to the Optionor forthwith after receipt by the Optionee assay results for samples taken. from the Property, together with reports showing the location from which the samples were taken and the type of samples.

S. ROYALTY

The Optionee shall pay the Optionor the Royalty, on the terms and conditions as set out in Schedule “B” hereto.

Par a. period of si?c months from the Date of Commencement of Commercial Production (as defined in Schedule “B” to this Agreement), the Optionee may exercise the Buy-Back Right t>y giving ^vrltten notice of its intention to exercise the Buy-Boclc Right, -with payment to be made within 3O days of delivery of such notice.

Any Royalty payment due pursuant to Schedule “B” up to the date of delivery of the notice referred to in Section 8.2 shall continue to be due and payable by the Optionee to the Optionor and delivery of such notice shall not effect the amount of trie exercise payment for the Buy-Back Right.

y. RESTRICTIONS ON ALIENATION

9.1 3>Jo party (the “Selling Party”) shall sell, transfer, convey, assign, mortgage or grant an option in respect of or grant z\ right to purchase or in any manner transfer or alienate all or* any portion of its interest or rights under this Agreement “without trie prior consent in. Avriting, \vithin 3O days of receipt of notice thereof, of the other parties, such consent not to be unreasonably withheld and the failure to notify the Selling Party within the said 3O days that such consent has been withheld shall be deemed to constitute the consent of the other parties.

9.2. Before the completion of any sale or other disposition by any party of its interests or rights or any portion thereof under this Agreement, the Selling Party shall require the proposed acquirer to enter into an agreement -with the party or parties not selling or otherwise disposing on the same terms and conditions as set out in this Agreement.

9.3 The provisions of Sections 9.1 arid 9.2 shall not prevent a party from entering into an amalgamation or corporate reorganization which -will have the effect in law of the amalgamated or surviving company possessing all the property, rights and interests and being subject to all the debts, liabilities and obligations of each amalgamating or predecessor company, or prevent a party from assigning its interest to an Affiliate of” such party provided that the Affiliate first complies with Section 9.2 and agrees in -writing -with the other parties to re-transfer such interest to the originally assigning party immediately before ceasing to be an Affiliate of” such party.

1O. AFTER ACQUIRED PROPERTIES

1O.1 The parties covenant and agree, each with the others, that any and. all After Acquired

Properties shall be subject to the terms and conditions of this Agreement and shall be added to and deemed, fox- all purposes hereof, to tie included, in the Property.

IX. TERMINATION OF OPTION

In the event of default in the performance of the requirements of Section. 3.2, then subject to the provisions of Sections 1 1.3 and 1G. 1 of this Agreement, the Option and this Agreement shall terminate.

The Optionee shall have the right to terminate this Agreement by giving 3O days” written notice of such termination to the Optionor and upon effective date of such termination this

Agreement shall tie of no iriirther force and effect except the Optionee shall toe requii-ed to fulfil arty obligations -which have accrued under the pro-visions of thi3 Agreement which have not been satisfied.

11.3 Notwithstanding any other provisions of this Agreement, in the event of termination of this Agreement either toy default or by notice, the Optionee shall:

(a)	ensure that the Property is in good, standing for a period of not less than 9O days from the date of termination;

(o)	deliver to the Optionor any and all reports, samples, drill cores and engineering data of any kind whatsoever pertaining to the Property or related to Exploration Work which has not been previously delivered to the Optionor;

perform or secure the performance of all reclamation and environmental rehabilitation as may toe required by all applicable legislation.; and

upon notice from the Optionor, remove all materials, supplies and equipment from the Property, provided however, that the Optionor may at the cost of the Optionee, dispose of any such materials, supplies or equ.ipm.ent not removed from the Property -within one hundred and eighty (ISO) days of receipt of such notice toy the Optionee.

1 1 .A- In the event this Agreement is terminated toy the Optionee toy notice, in addition to the requirements of Section 11.3 of this Agreement, the Optionee shall forward to the Optionor an amount equivalent to the 12 month, tax payment required to toe paid in respect of the Property from the date of termination and pro-vide the Optionor with a. report summary of all the Exploration Expenditures and Exploration Work performed on the Property in the prior reporting period in order that the Optionor may file a -verification, report with, the TVTexioan government within the required preceding 12 month reporting period.

12.	SURRENDER AND ACQUISITION OK PROPERTY INTERESTS E*RIOR TO)

TERMINATION OF AG-REEIVIENT

12.1 The Optionee may at any time, either before or after tile exercise of the Option, elect to abandon any one or more of the mineral claims comprised in the Property toy giving notice to the Optionor of such intention. For a period of30 days after the date of delivery of such notice the Optionor may elect to have any or all of the mineral claims in respect of which such notice has been given transferred to it toy delivery of a request therefor to the Optionee, -whereupon the Optionee shall deliver to the Optionor a t>ill of sale or other appropriate deed or assurance in registrable form transferring its entire interest in such mineral claims to the Optionor. Any claims so transferred, if in good standing at the date hereof or if the Optionee causes the same to be placed in good standing after the date hereof, shall be in good standing under the laws of the jurisdiction in which the claims are located for at least one year from the date of transfer. If the Optionor fails to make request for the transfer of any mineral claims as aforesaid within sucH 30-day period, the Optionee may then abandon such mineral claims without further notice to the Optionor. Upon any such transfer or abandonment the mineral claims so transferred or abandoned shall for all purposes of this Agreement cease to form part of the Property.

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13. FORCE MAJEURE

13.1 If the Optionee is at any time either during the Option Period or thereafter prevented or delayed in complying with any provisions of this Agreement by reason of strikes, walk-outs, labour shortages, power shortages, fires, wars, acts of God, governmental regulations restricting normal operations, shipping delays or any other reason or reasons beyond the control of the Optionee, excepting the want of funds, then the time limited for the performance by the Optionee of its obligations hereunder shall be extended by a period of time equal in length to the period of each such prevention or delay.

13.2 The Optionee shall within 10 days give notice to the Optionor of each event of force majeure under Section 13.1 herein, and upon cessation of such event shall furnish the Optionor with notice of that event together with particulars of the number of days by which the obligations of the Optionee hereunder have been extended by virtue of such event of force majeure and all preceding events of force majeure.

14. CONFIDENTIAL INFORMATION

14.1 All information and data concerning or derived from Exploration Work shall be confidential and, except to the extent required by law or by regulation of any securities commission, stock exchange or other regulatory body, shall not be disclosed to any person other than a party's professional advisors or an Affiliate without the prior written consent of the other party or parties, which consent shall not be unreasonably withheld. Each party shall provide copies of any proposed releases concerning the Property to the other party for comment before publishing.

15. ARBITRATION

15.1 The parties agrees that all questions or matters in dispute with respect to this Agreement shall be submitted to arbitration pursuant to the terms hereof.

15.2 It shall be a condition precedent to the right of any party to submit any matter to arbitration pursuant to the provisions hereof, that any party intending to refer any matter to arbitration shall have given not less than 10 days' prior written notice of its intention to do so to the other party together with particulars of the matter in dispute. On the expiration of such 10 days, the party who gave such notice may proceed to refer the dispute to arbitration as provided in Section 15.3 herein.

15.3 The party desiring arbitration shall appoint one arbitrator, and shall notify the other party of such appointment, and the other party shall, within 15 days after receiving such notice, appoint an arbitrator, and the two arbitrators so named, before proceeding to act, shall, within 30 days of the appointment of the last appointed arbitrator, unanimously agree on the appointment of a third arbitrator, to act with them and be chair of the arbitration provided for herein, provided that the parties may agree to appoint a single arbitrator in respect of such arbitration. If the other party shall fail to appoint an arbitrator within 15 days after receiving notice of the appointment of the first arbitrator, or if the two arbitrators appointed by the parties shall be unable to agree on the appointment of the chair, the chair shall be appointed under the provisions of the Arbitration Act (Ontario)(the "Act"). Except as specifically otherwise provided in this Section, the arbitration herein provided for shall be conducted in accordance with such Act. The chair, or in the case where only one arbitrator is appointed, the single arbitrator, shall fix a time and place in Toronto, Ontario, for the purpose of hearing the evidence and representations of the parties, and the chair shall preside over the arbitration and determine all questions of procedure not provided for under such A.ct or this Section. After hearing any evidence and representations that the parties may submit, the single arbitrator, or the arbitrators, as the case may be, shall make an award and reduce the same to writing, and deliver one copy thereof to each of the parties. The expense of the arbitration shall be paid as specified in the award.

15.4 The parties agree that the award of a majority of the arbitrators, or in the case of a single arbitrator, of such arbitrator, shall be final and binding upon each of them.

16.	DEFAULT

16.1 The parties hereto agree that if the Optionee is in default with respect to any of the provisions of this Agreement, the Optionor shall give notice to the Optionee, designating such default, and within 3O days after its receipt of such, notice, the Optionee shall either:

Ca) cure such default, or commence proceedings to cure such default and prosecute the same to completion without undue delay; or

(b~) give the Optionor notice that it denies that such default has occurred and that it is

16.2 If arbitration is sought, a party shall not be deemed in default until the matter shall have been determined finally by appropriate arbitration under the provisions of Section IS hereof.

16.3 If:

Ca) the default is not so cured or a commencement made on proceeding to cure it; or

QT^) ardltration is not so s^fu^^b-t^ oir*

<c) the Optionee is found in arbitration proceedings to be in default, and fails to cure it or commence proceedings to cure it within 3O days after the rendering of the arbitration award;

then the Optionor shall, by -written, notice j^iven to the Optionee at any time while the default continues, terminate the interest of the Optionee in the Property and this Agreement, provided that the Optionee shall, upon such termination, provide the Optionor with copies of all maps, plans, reports and documents in the Optionee’s possession, with respect to the Property.

1”7. GENERAL PROVISIONS

IT. 1 Any notice, consent, waiver, approval, report, authorization or other communication which any party is required to or may desire to give to or make upon any other party pursuant to this Agreement will be effective and valid only if in writing and actually delivered (including by telecopy) to the party at the folio-wing address of the party:

(a)	To the Optionee:

TllVIJVinvS C5OJL-I> CORP. sind

TIJVUVIXNS GOLDCORP MEXICO S.A. tie CV.

Suite 52O, 6O9 Granville Street “Vancouver Bi-itish Columbia V7Y 1G5

CfcO To the Optionor:

SOLTOR.O LTD. and SOLTORO S.A- de CV.

Suite 4OO, 2O Adelaide East, Toronto, Ontario IVlSti 2T6

or at such other address as such party may from time to time designate to tlie other party toy notice delivered in accordance with-this section. l-Jotico -will tie deemed given when receivsd or if deli-very is refused on the date delivery is so refused.

unenforceable in any respect in any jurisdiction, the validity, legality and enforce ability of such provision shall not in any way be affected or impaired thereby in any other jurisdiction and the validity, legality and enforce ability of the remaining provisions contained herein shall not in any way toe affected or impaired thereby.

17.4 This Agreement contains the whole agreement between the parties in respect of the conditions or collateral agreements, express, implied or statutory, other than, as expressly set forth, in this Agreement and this Agreement supersedes all of the terms of any written or oral agreement or understanding between the parties.

17.5 This Agreement shall enure to the benefit of and be binding upon the Optionor and Optionee and each of them and, as applicable, their heirs, executors, administrators, successors

IV.G Each of the parties will, on demand by another party, execute and deliver or cause to be executed and delivered all such further documents and instruments and do all further acts and things as the other may either before or after the closing reasonably require to evidence, carry out and give full effect to the terms, conditions, intent and meaning of this Agreement and to assure the completion of the transactions contemplated hereby.

Agreement -will be effective unless in writing signed by the appropriate party and then only in the specific instance and for the specific purpose given.

1	*7_3 t Tnipss otlneir^vise sjpecifioall^^ jDr<^~vid.ed hereni, tlie parties ^vxll j?a^^ tr±ei.r respective le^ial,

accounting and other professional fees and expenses, including goods and services taxes on such fees and. expensos, u^curre^i Is^’ sach ixx connection “^vith. trie negotiation and. settlement of tins Agreement, the completion of the transactions contemplated hereby and the other matters pertaining hereto.

17-p This Agreement may be executed in any number of counterparts or by facsimile, each of which shall together, for all purposes, constitute one and the same instrument, toinding on the parties, and each of” which shall together toe deemed to toe an original, notwithstanding that all parties are not signatory to the same counterpart or facsimile.

the Optionee without the consent of the Optionor provided that notice of such assignment is delivered to the Optionor at least three business days prior to closing- The Optionee may not otherwise assign the benefit of this Agreement except with the prior -written consent of the Optionor, which consent may be arbitrarily withheld. In the event of any permitted assignment, the Optionee shall nevertheless remain bound by the terms hereof including the obligation to pay the purchase price -when due.

17.1 1 This Agreement provides for an option, only, and except as specifically provided otherwise, nothing herein contained shall be construed as obligating the Optionee to do any acts or make any payments hereunder and ally act or acts or payment or payments as shall be made hereunder shall not be construed as obligating the Optionee to do any further act or make any further payment.

The obligations of the Optionee under this Agreement are first subject to the acceptance for filing of this Agreement on behalf of the Optionees by the Exchange.

This Agreement shall be governed hy and. interpreted in accordance with the laws of the province of Ontario.

IN WITNESS WHEREOF the parties hereto have executed this Agreement as of the day and year first above written.

TIMMINS GOLX> C^Srf?)

Per’ — -=5=T \ /

Autftiorized~Stgn*rt€M^

TirVUVTtNS GOLDCORP MEXICO S.A. de CV-

Per:

Aixtfi^prized Signatory

SOLTORO LTD.

Per:

Authorized Signatory

SOLTOR.O S.A. r>E C”V.

Per:

Authorized Signatory

SCHEDULE”A”

DESCRIPTION OF PROPERTY

The property consists of all claims east of” the 60,000 easting line which form part of trie Quila Concession owned oy Soltoro Ltd. (the “Property”).

For illustrative purposes, Exhibit “1” sets out in approximate manner the location and area of the Property, which is identified as the area marked as 1O on the attached map. The area marked in yellow and identified as area -4- on the attached map is specifically excluded from the definition of Property -which is subject to this Agreement. The map also sets out in approximate manner the location and area of the After Acquired Properties, which are identified as the areas marked 1 , 2, 3, 5, 6, S, 9 and part of V.

DESCRIPTION OF QUILA CONCESSION

Exploration Title Number: !FVlining concession name: Expedient number: Agency: IVTunioipality &. State Concession Size: 22859O Quila O45/16284 Guadalajara Jalisco Quila Jalisco 22427.7761 hectares

Exhibit “1”

SCHEDULE “B” NET SMELTER RETURNS ROYALTY

1. The following words and phrases shall have the following meanings, namely:

(a) “Date of Commencement of Commercial Production” shall be the date upon which Ore from the Property, After Acquired Properties or the Cocula Property is being consistently milled on a continuous basis at 75% of the rate projected in the final feasibility study, if any, prepared by or for the Optionee in respect of the Property, the After Acquired Properties or the Cocula Property or 180 days after the date on which Ore from the Property, After Acquired Properties or the Cocula Property is first mined, whichever shall first occur;

(b) “Net Smelter Returns” with respect to the Property, the After Acquired Properties and the Cocula Property shall mean the gross proceeds received by the Optionee in any year from the sale of Product from the mining operations on the Property, the After Acquired Properties and the Cocula Property less successively:

(i) the cost of transportation of such Product to a smelter or other place of treatment; and

(ii) smelter and treatment charges.;

(c) “Ore” shall mean any material containing a mineral or minerals of commercial economic value mined from the Property, the After Acquired Properties and the Cocula Property; and

(d) “Product” means Ore mined from the Property, the After Acquired Properties and the Cocula Property and any concentrates or other materials or products derived therefrom, provided, however, that if any such Ore, concentrates or other materials or products are further treated as part of the mining operation in respect of the Property, the After Acquired Properties and the Cocula Property, such Ore, concentrates or other materials or products shall not be considered to be “Product” until after they have been so treated.

2. The Optionee shall give notice to the Optionor of the date on which Ore is first mined. It is agreed that pilot plant operations and the mining or milling of Ore in connection therewith shall not be considered commercial production.

3. The amount of Royalty payable to the Optionor, namely 3 % of Net Smelter Returns, shall be calculated by the Optionor each quarter and at the end of such quarter and shall be paid to the Optionor on or before the last day of the next following quarter. Any adjustments in the payment of Royalty hereunder arising out of an audit referred to in Section 7 hereof shall be made and paid at that time.

4. On or before the last day of each quarter of each year after the Date of Commencement of Commercial Production, the Optionee shall deliver to the Optionor a statement indicating in reasonable detail, as of the last day of the immediately preceding quarter, the calculation of Net Smelter Returns and the aggregate Royalty payable for such quarter.

5. The Optionee may remove reasonable quantities of Ore and rock from the Property, the After Acquired Properties and the Cocula Property for the purpose of bulk sampling and of testing, and there shall be no Royalty payable to the Optionor with respect thereto unless revenues are derived therefrom.

6. The Optionee agrees to maintain for each mining operation on the Property, the After

Acquired Properties and the Cocula Property up to date and complete records relating to the production and sale of Product including accounts, records, statements and returns relating to treatment and smelting arrangements of the Product, and the Optionor or its agents shall have the right at all times, including for a period of twelve (12) months following the expiration or termination of this Agreement, to inspect such records, statements, and returns and make copies thereof at its own expense for the purpose of verifying the amount of Royalty payments to be made by the Optionee to the Optionor pursuant hereto. The Optionor shall have the right at its own expense to have such account audited by independent auditors once year.

7. The Optionee shall have an audited statement prepared by its auditors for each year with respect to the Royalty payable to the Optionor hereunder, by the July 30 in the following year, and the Optionee shall forthwith deliver a copy of such statement to the Optionor.

8. All Royalty payments shall be consider final and in full satisfaction of all obligations of the Optionee making same in respect thereof if such payments or the calculation in respect thereof are not disputed by the Optionor within 60 days after receipt by the Optionor of the audited statements referred to in Section 7 hereof. Any disputes under this section shall be decided by arbitration as provided in the Agreement.

9. The Optionee shall have the right to commingle with Ores from the Property, the After

Acquired Properties and the Cocula Property, ore produced from other properties provided that prior to such commingling, the Optionee shall adopt and employ reasonable practices and procedures for weighing, determination of moisture content, sampling and assaying, as well as utilize reasonable accurate recovery factors in order to determine the amount of products derived from, or attributable to Ore mined and produced from the Property, the After Acquired Properties and the Cocula Property. The Optionee shall maintain accurate records of the results of such sampling, weighing and analysis as pertaining to Ore mined and produced from the Property, the After Acquired Properties and the Cocula Property.

Exhibit 21.1

Subsidiaries of Timmins Gold Corp. (the “Corporation”)

The full corporate name, jurisdiction of incorporation and registered and beneficial ownership of the issued and outstanding shares of each direct and indirect Subsidiary is as follows:

Name of Subsidiary	Jurisdiction of Incorporation	Ownership of Securities
Timmins Gold Acquisition Corp.	Delaware	Wholly-owned
Timmins Goldcorp Mexico, S.A. de C.V.	Mexico	Wholly-owned
Molimentales del Noroeste, S.A. de C.V.	Mexico	Wholly-owned

1

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

We consent to the use in this Registration Statement on Form F-4 of our report dated July 29, 2010 (except as to Notes 16 and 17, which are as of December 24, 2010) relating to the financial statements of Timmins Gold Corp. (which report expresses an unqualified opinion on the financial statements and includes a separate report titled Comments by Independent Registered Chartered Accountants on Canada-United States of America Reporting Differences referring to changes in accounting principles and substantial doubt on Timmins Gold Corp.’s ability to continue as a going concern) appearing in the Prospectus, which is part of this Registration Statement.

We also consent to the reference to us under the heading of “Experts” in such Prospectus.

/s/ Deloitte & Touche LLP

Independent Registered Chartered Accountants

Vancouver, Canada

February 10, 2011

Exhibit 23.2

CONSENT OF EXPERT

In connection with the Registration Statement on Form F-4 (the “Form F-4”) of Timmins Gold Corp., I, Michael G. Hester, Vice President of Independent Mining Consultants, Inc. (“IMC”), hereby consent to the use of IMC’s name in connection with the references to the mineral reserve and resource estimates for the San Francisco Gold Project, Sonora, Mexico (the “Estimates”) and to the inclusion of references to and summaries of the Estimates in the Form F-4.

Date: February 10, 2011	Independent Mining Consultants, Inc.

/s/ Michael G. Hester
Name: Michael G. Hester
Title: Vice President

1

Exhibit 23.3

CONSENT OF EXPERT

In connection with the Registration Statement on Form F-4 (the “Form F-4”) of Timmins Gold Corp., I, Alan J. San Martin, MAusIMM., Mineral Resource Modeller of Micon International Limited, in Toronto, Canada, hereby consent to the use of my name in connection with the references to the mineral reserve and resource estimates for the San Francisco Mines (the “Estimates”) and to the inclusion of references to and summaries of the Estimates in the Form F-4.

Date: February 10, 2011.	Micon International Limited

/s/ Alan J. San Martin
Name: Ing. Alan J. San Martin, MAusIMM.
Title: Mineral Resource Modeller

SUITE 900–390 BAY STREET, TORONTO ONTARIO, CANADA M5H 2Y2

Telephone (1) (416) 362-5135 Fax (1) (416) 362 5763

Exhibit 23.4

CONSENT OF EXPERT

In connection with the Registration Statement on Form F-4 (the “Form F-4”) of Timmins Gold Corp., I, Christopher A. Jacobs, Vice President of Micon International Limited, hereby consent to the use of my name in connection with the references to the mineral reserve and resource estimates for the San Francisco Mine (the “Estimates”) and to the inclusion of references to and summaries of the Estimates in the Form F-4.

Date: February 10, 2011.	MICON INTERNATIONAL LIMITED

/s/ Christopher A. Jacobs
Name: Christopher A. Jacobs
Title: Vice President

SUITE 900 - 390 BAY STREET, TORONTO ONTARIO, CANADA M5H 2Y2

Telephone (1) (416) 362-5135 Fax (1) (416) 362 5763

Exhibit 23.5

CONSENT OF EXPERT

In connection with the Registration Statement on Form F-4 (the “Form F-4”) of Timmins Gold Corp., I, Mani M. Verma, M.Eng., P.Eng., an Associate Mining Engineer with Micon International Limited in Toronto, Canada, hereby consent to the use of my name in connection with the references to the mining plan for the San Francisco Gold Mine in Sonora, Mexico and to the inclusion of references to and summaries of the Estimates in the Form F-4.

Date: February 10, 2011

/s/ Mani M. Verma

Name: Mani M. Verma, M.Eng., P.Eng.

Title: Associate Mining Engineer,

          Micon International Limited

SUITE 900 - 390 BAY STREET, TORONTO ONTARIO, CANADA M5H 2Y2

Telephone (1) (416) 362-5135 Fax (1) (416) 362 5763

Exhibit 23.6

CONSENT OF EXPERT

In connection with the Registration Statement on Form F-4 (the “Form F-4”) of Timmins Gold Corp., I, Richard M. Gowans, President of Micon International Limited, hereby consent to the use of my name in connection with the references to the mineral reserve and resource estimates for the San Francisco Gold Mine and to the inclusion of references to and summaries of the Estimates in the Form F-4.

Date: February 10, 2011	MICON INTERNATIONAL LIMITED

/s/ Richard M. Gowans
Name: Richard M. Gowans P.Eng.
Title: President, Micon International Limited

1

Exhibit 23.7

CONSENT OF EXPERT

In connection with the Registration Statement on Form F-4 (the “Form F-4”) of Timmins Gold Corp., I, William James Lewis, B.Sc., P.Geo., a Senior Geologist with Micon International Limited in Toronto, Canada, hereby consent to the use of my name in connection with the references to the mineral reserve and resource estimates for the San Francisco Gold Mine in Sonora, Mexico (the “Estimates”) and to the inclusion of references to and summaries of the Estimates in the Form F-4.

Date: February 10, 2011

/s/ William J. Lewis
Name: William James Lewis, B.Sc., P.Geo.
Title: Senior Geologist,
Micon International Limited

SUITE 900–390 BAY STREET, TORONTO ONTARIO, CANADA M5H 2Y2

Telephone (1) (416) 362-5135 Fax (1) (416) 362 5763